UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

THE INFORMATION INCLUDED IN THIS REPORT ON FORM 6-K IS BEING FURNISHED TO THE COMMISSION. THIS FORM 6-K IS NOT BEING FILED WITH THE COMMISSION, AND SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE IN ANY OTHER FILINGS OR REGISTRATION STATEMENTS OF NATURA &CO HOLDING S.A.

NATURA &CO HOLDING S.A.

ITEM
1.

Call notice and related materials in connection with the meeting of the board of directors of Natura Cosméticos S.A. convened on October 11, 2019 and the extraordinary general meeting of the shareholders of Natura Cosméticos S.A. scheduled to be convened on November 11, 2019.

2.

Call notice and related materials in connection with the meeting of the board of directors of Natura &Co Holding S.A. convened on October 11, 2019 and the extraordinary general meetings of the shareholders of Natura &Co Holding S.A. scheduled to be convened on November 11, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date:  October 16, 2019

ITEM 1

Call notice and related materials in connection with the meeting of the board of directors of Natura Cosméticos S.A. convened on October 11, 2019 and the extraordinary general meeting of the shareholders of Natura Cosméticos S.A. scheduled to be convened on November 11, 2019.

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF SHARES OF NATURA COSMETICS S.A. BY NATURA &CO HOLDING S.A.

The directors of the companies qualified below, as well as their respective

Companies qualified below:

(a)          NATURA &CO HOLDING S.A., a corporation with head offices in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP: 05106-000, enrolled with the Brazilian Corporate Taxpayer Registry of the Ministry of Finance (CNPJ/ME) under No. 32.785.497/0001-97, herein represented pursuant to its Bylaws, hereinafter referred to as "Natura &Co"; and

(b) NATURA COSMÉTICOS S.A., a corporation headquartered in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, nº 1.188, Vila Jaguara, CEP: 05106-000, enrolled with the CNPJ/ME under No. 71.673.990.0001-77, herein represented pursuant to its Bylaws, hereinafter referred to as “Natura Cosméticos” and, together with Natura &Co, the “Companies” or “Parties”;

The Parties DECIDED, for the reasons and for the purposes described in detail below pursuant to Articles 252, 224 and 225 of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), to sign this Protocol and Justification of Merger of Shares (“Protocol and Justification of Merger of Shares”) for the purpose of merging the shares issued by Natura Cosméticos into and by Natura &Co (“Merger of Shares”), under the terms and conditions below:

I.            MERGER OF SHARES PROPOSAL AND JUSTIFICATION

1.1.        Merger of Shares Proposal. The Merger of Shares proposal is a stage of the corporate restructuring disclosed in the Material Fact of Natura Cosméticos dated May 22, 2019, in the context of the acquisition by Natura &Co of Avon Products, Inc., a company existing under the laws of New York (“Avon”), in a transaction involving an exchange of shares, which will result in the combination of the businesses, operations and shareholdings of Natura Cosméticos and Avon (the “Transaction”), pursuant to the terms of the Agreement and Plan of Mergers, as amended (the “Agreement”) entered into on May 22, 2019 between Natura &Co, Natura Cosmetics, Avon, Nectarine Merger Sub I, Inc., a company existing under the laws of Delaware (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a company existing under the laws of Delaware (“Merger Sub II”).

1.1.1.     The Transaction will comprise the following steps, the consummation of which will be subject to the applicable corporate approvals and the fulfillment of certain suspensive conditions, and all steps are intended to be coordinated so that their respective corporate approvals occur on the same date, in the following order:

a.           the controlling shareholders of Natura Cosméticos, who hold approximately 57.22% of the voting capital of Natura Cosméticos (“Controlling Shareholders”) will contribute to the capital increase of Natura &Co with (i) their shares issued by Natura Cosméticos, and (ii) a cash amount to be used for payment by Natura &Co of the income tax that may be due on the special equity reserve, recorded as the accounting effect of the increase, to the Company’s equity, of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the purposes of the contribution of shares issued by Natura Cosméticos to the Natura &Co’s capital stock (“Contribution of the Controlling Shareholders”). The Contribution of the Controlling Shareholders will be approved by the Controlling Shareholders at a special shareholders 'meeting of Natura & Co, to be convened for November 13, 2019. Iin the same special shareholders' meeting, the Controlling Shareholders will approve the capitalization, without issuing new shares, of part of the special equity reserve, classified together with the capital reserves, net of the income tax accruing on it, registered as accounting effect of the addition, to the equity of the Company, of the difference between the book value of Natura Cosméticos and the declaration acquisition cost used for the purposes of contribution of shares issued by Natura Cosméticos to Natura &Co’s corporate capital (“Equity Reserve Capitalization”). The total number of shares issued by Natura Cosméticos held by the Controlling Shareholders immediately prior to the Contribution of the Controlling Shareholders shall correspond to the same total number of Natura &Co shares held by the Controlling Shareholders immediately after the Contribution of the Controlling Shareholders, equivalent to 495,393,460 (four hundred and ninety-five million, three hundred and ninety-three thousand, four hundred and sixty) common, book-entry, registered shares with no par value;

b.           subject to the terms and conditions set out herein (including the satisfaction of Conditions Precedent set out in Clause 6.1 of this Protocol), all other shares of Natura Cosméticos not held by Natura &Co will be merged into Natura &Co, at the respective equity book value on the Base-Date, through the Merger, pursuant to the provisions described in this Protocol and Justification of Merger of Shares, and as a consequence, Natura Cosméticos will become a wholly-owned subsidiary of Natura &Co;

c.           following the steps above, Merger Sub II will be merged into Avon, with Avon being the surviving company and Avon’s shareholders will have the right to receive shares from Merger Sub I in exchange for Avon’s common shares, and Avon will become a wholly-owned subsidiary of and Merger Sub I; this merger will be governed by the laws of New York and Delaware, United States of America;

d.           in the last stage, Merger Sub I will subsequently be merged into Natura &Co with the consequent extinguishment and transfer of the entirety of its assets to Natura&Co and Natura & Co’s corporate capital will increase through the issuance of new shares of Natura & Co and/or the delivery of ADRs representing such shares or actual shares, if so elected by an Avon shareholder, to Avon's original shareholders, holders of the right to receive the shares of Merger Sub I’s shareholders; and

e.           as a result, Natura &Co will hold the totality of Avon’s and Natura Cosméticos’ shares.

1.1.2. Natura &Co was listed as a publicly traded company in the category A of Issuers, before the Brazilian Securities and Exchange Commission (“CVM”). Natura &Co common shares to be issued to Natura Cosméticos shareholders as a result of the Merger of Shares will also be listed and traded on the New Market, a listing segment of B3 S.A. - Brazil, Bolsa and Balcão, in São Paulo (“B3”). In addition, Natura &Co has also obtained registration with the United States Securities and Exchange Commission (“SEC”) and will have American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”).

1.2.        Justification. The management of the Companies understand that the Merger of Shares is advantageous and serves the best interests of the Parties and their shareholders, in that:

(i) Corporate restructuring is advisable, for Natura Cosméticos to be owned by Natura & Co, enabling the subsequent integration with Natura & Co of Avon's shareholding base and operations, without resulting in an increase in Natura's debt rates; and

(ii) it will improve corporate governance by forming a pure holding company to hold stakes in the companies that form Natura Group's business units, within a governance model that will preserve the autonomy of each business and brand while implementing the current interdependent business model.

II.           EXCHANGE RATIO AND ADJUSTMENTS

2.1.        Exchange Ratio. The directors of the Companies evaluated the exchange ratio of the shares and agreed that the shareholders of Natura Cosméticos will receive one (1) common share issued by Natura &Co in replacement for each one (1) common share issued by Natura Cosméticos held by them on the Date of Consummation of the Merger of Shares (“Exchange Ratio”). There will therefore be no fraction of shares in the Merger of Shares.

2.1.1.     The Exchange Ratio was also evaluated and approved by an Independent Special Committee, constituted with the task of reviewing and negotiating the share replacement ratio in the Merger of Shares and submitting its recommendations to the Board of Directors, in order to comply with Guidance Opinion of the Securities and Exchange Commission (“CVM”) No. 35, dated September 1, 2008, and to protect the interests of minority shareholders.

2.1.2.     The Exchange Ratio will be submitted for approval by the shareholders of the Companies in the Special Shareholders' Meetings convened to resolve on the Merger of Shares.

2.2.        Adjustments. The Exchange Ratio shall be adjusted proportionally in the event of any change in the number of shares of the capital stock of Natura Cosméticos and Natura &Co, including any and all splits, reverse stock splits and stock bonuses and any other similar event prior to the Merger of Shares resulting in a change in the number of shares into which the capital stock of Natura Cosméticos or Natura &Co is divided, except for the Contribution of Controlling Shareholders, already considered in the Exchange Ratio. There will be no exercise of stock options and restricted shares until the Date of Consummation of the Merger of Shares.

III.         Base Date, Appraisal and Financial Information

3.1.        Base Date. The base date for the Merger of Shares will be December 31, 2018 (“Base Date”).

3.2.        Appraisal Criterion. Natura Cosméticos shares to be incorporated into Natura &Co will be valued at their respective book value.

3.3.        Appraisal Report. Subject to the provisions of Clause 4.4.1 below, KPG Auditores Independentes, a company with its principal place of business at Rua Arquiteto Olavo Redig de Campos, No. 105, Torre A, 6°, 7°, 8°, 11° e 12° andares, Vila São Francisco, CEP 04.711-904, enrolled with the Brazilian Corporate Taxpayer Registry of the Ministry of Finance (CNPJ/ME) under No.

57.755.217/0001-29 (the “Appraiser”) was hired to perform the valuation and determine the net equity book value of Natura Cosméticos on the Base-Date to the Natura Cosméticos' merger of shares into Natura &Co (“Appraisal Report of Natura Cosméticos”). The Appraisal Report of Natura Cosméticos constitutes Exhibit I to this Protocol and Justification of Merger of Shares, and the amounts specified therein are subject to review and approval by the shareholders of the Companies, pursuant to the law.

3.3.1.     Pursuant to Article 252, paragraph 1, of the Corporation Law, the appointment of the Appraiser shall be subject to ratification by the Annual Shareholders’ Meeting of Natura &Co that decides on the Merger of Shares.

3.3.2.     Natura Cosméticos will bear all costs related to hiring the Appraiser to prepare the Appraisal Report of Natura Cosméticos.

3.3.3.     The Appraiser stated that (i) there is no actual or potential conflict or communion of interests with the shareholders of the Companies, or with regard to the Merger of Shares; and (ii) the shareholders or directors of the Parties have not instructed, limited, hindered or performed any acts that have or may have jeopardized the access, use or knowledge of information, assets, documents or work methodologies that are relevant for the quality of its findings. The Appraiser was selected for the works described herein considering its extensive and well-known experience in preparing reports and evaluations of this nature.

3.3.4.     According to Official Letter 172/2019/CVM/SEP/GEA-4, dated September 11, 2019, CVM waived, based on the decision issued by the CVM Board at a meeting held on August 27, 2019, the preparation of appraisal reports on the equity of the two companies involved at market prices, provided for in art. 264 of Corporation Law.

3.4.        Value Ascribed to Equity. Pursuant to the Appraisal Report, the value ascribed to the shares of Natura Cosméticos to be merged by Natura &Co for purposes of the Merger of Shares is two point nine seven two eight fou five one three eight reais (BRL 2.972845138) per share, adjusted so as to reflect the share bonus, at the ratio of one (1) new share for each one (1) common share already held on the base date of September 17, 2019, approved at the special general meeting held on September 17, 2019.

3.5.        Property Variations. Asset variations in Natura Cosméticos between the Base Date and the date of the Merger of Shares will be exclusively supported by Natura Cosméticos and reflected in Natura &Co as a result of the application of the equity method of accounting.

IV.         Capital Increase and Grant of Equity Instruments

4.1.        Capital Increase. The Merger of Shares will result in the issuance of shares of Natura &Co for the total subscription price of one billion, one hundred million, seven hundred and forty four thousand, nine hundred and ten reais and seventy three cents (BRL 1,100,744,910.73), , corresponding to the value attributed to the shares of Natura Cosméticos to be merged by Natura & Co, supported by the Appraisal Report of Natura Cosméticos. From this total, the amount of three hundred and seventy million, two hundred and sixty six thousand, four hundred and eighty two reais (BRL 370,266,482.00) shall be destined to the stock capital account of the Company and the resulting seven hundred and thirty million, four hundred and seventy eight thousand, four hundred and twenty eight reais and seventy three cents (BRL 730,478,428.73).

4.1.1.     The capital stock of Natura &Co immediately prior to the Merger of Shares (i.e., after the Contribution of the Controlling Shareholders) will be divided into four hundred ninety-five million three hundred ninety-three thousand and four hundred sixty (495,393,460) common, book-entry, registered shares with no face value. The capital stock of Natura &Co immediately prior to the Merger of Shares will be determined only after the Equity Reserve Capitalization, the amount of which will be determined and recorded as the accounting effect of the contribution of shares issued by Natura Cosméticos at an amount lower than the book value, based on the equity method valuation of the investment, pursuant to article 248 of the Brazilian

Corporations Act.

4.1.2.    The capital stock of Natura Cosméticos on this date is one billion, seven hundred and twenty one million, nine hundred and eleven thousand and seventy reais and eighteen cents (BRL 1,721,911,070.18), divided into eight hundred and sixty-five million, eight hundred and eighteen thousand, onde hundred and forty (865,818,140) common, book-entry, registered shares with no par value, and there are no contracts or securities issued by it that entitle the subscription of new shares, except for the stock options and restricted shares referred to in Clause 4.5 below, as detailed in Exhibit II to this Protocol and Justification of Merger of Shares. Of the total shares issued by Natura Cosméticos mentioned above:

(i) four hundred ninety-five million, three hundred ninety-three thousand and four hundred sixty (495,393,460) shares will be, immediately prior to the Merger of Shares (i.e., after Contribution of the Controlling Shareholders), held by Natura &Co,

 (ii) one hundred fifty-eight thousand one hundred nenty-eight (158,198) shares are held in treasury (and are proposed to be canceled as per Clause 6.1 below), and

 (iii) three hundred seventy million, two hundred sixty six thousand and four hundred eighty two (370,266,482) shares are held by the other shareholders.

4.1.3.     Thus, as a result of the Merger of Shares, three hundred seventy million, two hundred sixty six thousand and four hundred eighty two (370,266,482) common shares issued by Natura &Co will be issued. There will be no exercise of stock options and restricted shares until the Date of Consummation of the Merger of Shares.

4.1.4.    In view of the above, the new shares of Natura &Co will be issued at the issue price of two point nine seven two eight fou five one three eight reais (BRL 2.972845138) per share, corresponding to the equity book value of Natura

Cosméticos on the Base-Date, adjusted to reflect the share bonus, in the proportion of one (1) new share for each one (1) common share already held on the base date September 17, 2019, approved at the Special Shareholders' Meeting held on September 17, 2019, based on the Appraisal Report of Natura Cosméticos.

4.2.        Issued Shares. The common shares issued by Natura &Co to be attributed to the shareholders of Natura Cosméticos, replacing the common shares issued by Natura Cosméticos held by them, will have the same rights as the common shares issued by Natura Cosméticos then existing, and will participate in all benefits, including dividends, interest on equity and other earnings as may be declared by Natura &Co as from the Date of Consummation of the Merger of Shares, as defined below.

The new shares of Natura &Co issued as a result of the Merger of Shares will be fully subscribed by the directors of Natura Cosméticos, on behalf of its shareholders, pursuant to art. 252, paragraph 1, of the Corporation Law, and paid up by means of the version of the outstanding shares issued by Natura Cosméticos to Natura &Co.

4.3.        Capital Composition After the Merger of Shares. Once the above-mentioned capital increase has been effected, the total share capital of Natura &Co will be divided into eight hundred sixty-five million, six hundred fifty nine thousand, nine hundred and forty two (865,659,942) common, book value, registered shares with no par value. The current shareholders of Natura &Co shall not have preemptive rights in the subscription of such new shares pursuant to art. 252, paragraph 1, of Corporation Law.

4.4.        Bylaws Amendment Project. By virtue of the capital increase arising from the Merger of Shares, the main section of article 5 of the Bylaws of Natura&Co shall be amended so as to reflect the new capital stock value and number of shares, which shall be composed of eight hundred sixty-five million, six hundred fifty nine thousand, nine hundred and forty two (865,659,942) common, book value, registered shares with no par value and the new stock capital of the Company will be determined after the Equity Reserve Capitalization after the confirmation by the Board of Directors of the capital stock and the number of shares issued, as per item 6.2, bellow, the annotation of the updated wording of the caput of article 5 of the Bylaws of Natura &Co will be submitted to the first general shareholders meetingto take place after the Date of the Consumation of the Merger of Shares.

4.5.        In addition, as a result of the Merger of Shares, for purposes of implementing the conversion stipulated in Section 2.07 (Parent Equity Awards) of the Agreement, all stock options and restricted shares granted pursuant to the share-based compensation programs and plans of Natura Cosméticos, as detailed in Exhibit  II to this Protocol e Justification of Merger of Shares, will be duly canceled and all holders of stock options or restricted shares in such programs and plans will receive, in lieu of it, immediately after consummation of the Merger of Shares, stock options or restricted shares of share-based long-term Incentive programs and plans of Natura &Co materially under the same terms and conditions as the respective stock options or restricted shares currently in force in Natura Cosméticos.

4.5.1.     So as to enable such stock option grants or restricted shares within the scope of Natura & Co., Natura & Co. will approve, at a special general meeting to be held up to the Date of Consummation of Merger of Shares, the stock option and restricted shares program in lieu of the plans currently existing in Natura Cosméticos.

V.          Corporate Approvals and right of withdrawal

5.1.        Corporate Approvals Already Obtained. Prior to the conclusion of this Protocol and Justification of Merger of Shares, the following corporate acts have already been performed and the following approvals obtained:

a.            Meeting of the Board of Directors of Natura Cosméticos, held on October 11, 2019, which approved, this Protocol and Justification of Merger of Shares and the other matters to be submitted to the general meetings of Natura &Co for implementation of the Merger of the Shares and the Transactions was a whole, pursuant to the provisions of the Agreement; and

b.          Meeting of the Board of Directors of Natura &Co, held on October 11, 2019, which approved, among other matters, this Protocol and Justification of Merger of Shares the other matters to be submitted to the general meetings of Natura &Co for implementation of the Merger of the Shares and the Transactions was a whole, pursuant to the provisions of the Agreement.

5.2.       Pending Corporate Approvals. The consummation of the Merger of Shares will depend on the following acts, all interdependent and with effects subject to the advent of the Conditions Precedent, which must be coordinated in order to occur on the same date, in the following order:

a.           Natura & Co' special shareholders' meeting to, among other things, approve the Contribution of the Controlling Shareholders and Equity Reserve Capitalization;

b.           special general meeting of Natura Cosméticos to:

(1) approve the following acts related to the Merger of Shares: (1.a.) approve this Protocol and Justification of Merger of Shares; (1.b) ratify the hiring of KPMG Independent Auditors to prepare the Appraisal Report of Natura Cosméticos; (1.c) approve the Appraisal Report of Natura Cosméticos; (1.d) approve the Merger of Shares, at the net equity book value, the effectiveness of which shall be conditioned upon the satisfaction (or waiver, as the case may be) of the conditions precedent set out in this Protocol and Justification of Merger of Shares; and (1.e) authorize the officers of Natura Cosméticos to practice all acts necessary for the consummation of the Merger of Shares, including the subscription of new shares to be issued by Natura &Co as a result of the Merger of Shares; and

(2) authorize the shareholders of Natura &Co to, at a general meeting of Natura &Co. to be held on the same date as the general meeting of Natura Cosméticos, in an act subsequent to the Merger of Shares, but before its effectiveness and consummation, to perform the following: (2.a) approve the Protocol and Justification of Merger of Nectarine Merger Sub I, Inc. by Natura &Co Holding S.A. (“Protocol and Justification of Merger”); (2.b) ratify the hiring of Ernst & Young Assessoria Empresarial Ltda. (“EY”), for preparing the appraisal report of the economic value of Merger Sub I, pursuant to article 227, paragraph 1 of the Corporation Law (“Appraisal Report of Merger Sub I”); (2.c) approve the Appraisal Report of Merger Sub I; (2.d) approve the Merger, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; (2.e) approve the increase of the capital stock of Natura &Co to be subscribed and paid up by the officers of Merger Sub I for the benefit of the holders of the right to receive the shares of Merger Sub I, with the amendment of article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger;

c.           c. shareholders meeting of Avon to approve the merger of Merger Sub II by Avon (defined in the Agreement as “Company Shareholder Approval”);

d.           d. written consent from Natura &Co, as the sole shareholder of Merger Sub I to (a) approve the Protocol and Justification of Merger; (b) ratify the appointment of EY, to prepare the Appraise Report of Merger Sub I; (c) approve the Appraisal Report of Merger Sub I; (d) approve the Merger, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the Conditions Precedent set out in the Protocol and Justification of Merger; (e) authorize the practice, by the officers of Merger Sub I, of all acts required for the consummation of the Merger, including the subscription, by its officers, of the ADRs or the new shares (to discretion of each shareholder) issued by Natura &Co;

e.           e. special general meeting of Natura &Co to:

(1) approve the new wording of the main section of Article 5 of the Bylaws of Natura &Co, to reflect the full payment of the shares subscribed at the special general meeting of the Company which will approve the Contribution of the Controlling Shareholders, after the effectiveness of the full payment of the shares by the subscribers, pursuant to the respective Subscription Lists;

(2) approve the following acts related to the Merger of Shares: (2.a) approve this Protocol and Justification for the Share Merger; (2.b) ratify the hiring of KPMG Auditores Independentes to draft the Appraisal Report of Natura Cosméticos; (2.c) approve the Appraisal Report of Natura Cosméticos; (2.d) approve the Share Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; (2.e) approve the capital increase to be subscribed and paid up by the managers of Natura Cosméticos to the benefit of its shareholders, with amendment to article 5 of the Bylaws (the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger of Shares); and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger of Shares; and

(3) approve the following acts related to the Merger: (3.a) approve the Protocol and Justification of Merger; (3.b) ratify the appointment of EY, to prepare the Appraisal Report of Merger Sub I; (3.c) approve the Appraisal Report of Merger Sub I; (3.d) approve the Merger, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the Conditions Precedent set out in the Protocol and Justification of Merger; (3.e) approve the increase of the capital stock to be subscribed and paid up by the officers of Merger Sub I for the benefit of the holders of the right to receive the shares of Merger Sub I, with the amendment of article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (3.f) authorize the officers of Natura &Co to practice all the other acts necessary for the consummation of the Merger;

5.3.        Right of Withdrawal. Pursuant to article 252, paragraph 2 and article 137,

paragraph 1, of the Corporation Law, the right of withdrawal will be guaranteed to shareholders of Natura Cosméticos who do not vote in favor of the Merger of Shares, abstain from voting or do not attend the relevant Special General Meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days from the date of publication of the minutes of the Special General Meeting approving the Merger of Shares. The dissenting shareholders will be entitled to the redemption of the shares they provenly and uninterruptedly held, from May 22, 2019 (including such date) until the effective date of the exercise of the right of withdrawal, as well as the bonus shares attributed to those shares in the Extraordinary General Meeting held on September 17, 2019. The amount to be paid as reimbursement of the value of the shares will be equivalent to the equity value of the share of Natura Cosméticos on December 31, 2018, according to the financial statements of Natura Cosméticos approved at the Annual Shareholders' Meeting held on April 12, 2019. adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, which corresponds to two point nine seven two eight fou five one three eight reais (BRL 2.972845138) per share, without prejudice to the right to draw up a special balance sheet, pursuant to applicable law. The payment of the share reimbursement amount shall depend on the consummation of the Merger of Shares, under article 230 of the Corporations Act.

5.3.1.     The right of withdrawal is not applicable to the shareholders of Natura &Co upon the Merger of Shares, bearing in mind that, upon corporate approval of the Merger of Shares, the only shareholders of Natura &Co are the Controlling shareholders, there being no dissenting shareholders.

VI.         CONDITIONS PRECEDENT OF THE MERGER OF SHARES

6.1.        Conditions Precedent. The effectiveness of the Merger of Shares shall be, pursuant to article 125 of the Civil Code, subject to the satisfaction of the conditions precedent set out below (“Conditions Precedent”), to be confirmed by the Board of Directors of Natura Cosméticos;

a.           Consummation of the Contribution of the Controlling Shareholders; and

b.           obtaining, in accordance with all applicable laws, the approval of Avon shareholders required for the merger of Merger Sub II by Avon (defined in the Agreement as “Company Shareholder Approval”), in a shareholders meeting of Avon.

6.2.        Date of Consummation of Merger of Shares. Imediatelly after the verification of the Conditions Precedent and after the expiration of the period of thirty (30) days for the exercise of the right of withdrawal referred to in Clause 5.3 above, the Board of Directors of Natura &Co will meet to: (i) confirm the satisfaction of the Conditions Precedent; (ii) confirm value of the increase in capital stock and quantity of issued shares, pursuant to Clauses 2.2 to 4.1.4 of this Protocol and Justification of Merger of Shares; (iii) confirm the date on which the Merger of Shares will be consummated (“Date of Consummation of the Merger of Shares”); (iv) confirm the date on which the amendment of article 5 and restatement of the By-Laws of Natura &Co will become effective; and (v) other matters that, due to their applicability and connection with the Merger of Shares, must be resolved upon by the Board of Directors of Natura &Co.

6.2.1.      The Natura Cosméticos' management undertakes to ratify the resolution that approved the Merger of Shares and not to recommend any reconsideration of the approval of the Merger of Shares, (regardless the exercise of withdrawal right by its dissenting shareholders) but only to perform the necessary adjustments and confirmations pursuant to Clause 6.2 above.

6.3.        Relevant Fact. The management of Nature &Co and Natura Cosméticos will disclose a joint Relevant Fact regarding the consummation of the Merger of Shares, informing: the (i) The Date of Consummation of the Merger of Shares, which will be the cut-off date on which the shareholders hold, at the close of trading day, shares issued by Natura Cosméticos will receive one share issued by Natura &Co in replacement to each share issued by Natura Cosméticos held by them according to the Exchange Ratio; (ii) the date of commencement of trading of shares issued by Natura &Co in B3’s New Market; and (iii) the date on which the new Natura &Co shares will be credited to the shareholders of Natura Cosméticos.

VII.         MISCELLANEOUS

6.1.        6.1 (sic) Cancellation of Treasury Shares. It is proposed that the shares of Natura Cosméticos held in treasury be canceled by the Board of Directors of Natura Cosméticos by the Date of Consummation of the Merger of Shares.

6.2.        Natura Cosméticos Publicly-Held Company Registration. Following the Merger of Shares, Natura Cosméticos’ publicly-held company registration will be maintained, however, the request for conversion to category B will be made as a result of debt securities outstanding and potentially to be issued in the future. However, the shares issued by Natura Cosméticos will consequently no longer be traded on B3.

6.3.        No Succession. The Merger of Shares will not result in the absorption, by Natura &Co, of any assets, rights, assets, obligations or liabilities of Natura Cosméticos, which will fully maintain its legal personality, without succession.

6.4.        Implementation. Once the Merger of Shares is approved, it will be incumbent upon the director of Natura &Co and Natura Cosméticos to perform all acts necessary for the implementation of the Merger of Shares.

6.5.        Documents. The applicable documentation will be available to the shareholders of the Parties at their respective headquarters as of the date of the special shareholders' meetings of the Parties, and/or, as appropriate, on the Natura Cosméticos and Natura &Co Investor Relations websites as well as on CVM and B3 websites.

6.6.        Amendments. This Protocol and Justification of Merger of Shares may only be amended or changed by means of a written instrument signed by the Parties.

6.7.        Nullity and Efficacy. Any declaration, by any court, of nullity or ineffectiveness of any of the covenants contained in this Protocol and Justification of Merger of Shares shall not adversely affect the validity and effectiveness of the others, which shall be fully performed, it being certain that the Parties undertake to use their best efforts to validly adjust so as to obtain the same effects of the covenant that has been annulled or has been rendered ineffective.

6.8.        Waiver. Failure or delay by any of the Parties in exercising any of their rights in this Protocol and Justification of Merger of Shares shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

6.9.        Irrevocability and Irreversibility. This Protocol and Justification of Merger of Shares is irrevocable and irreversible (except if amended or exempt, as provided here), and the obligations assumed herein by the Parties are also binding upon their successors by any title.

6.10.      Assignment. The assignment of any rights and obligations agreed upon in this Protocol and Justification of Merger of Shares without the prior and express written consent of each of the Parties is strictly forbidden.

VIII.       Applicable Law and Resolution of Disputes

7.1.        Applicable Law. This Protocol and Justification of Merger of Shares shall be governed by and construed under the laws of the Federative Republic of Brazil.

7.2.        Dispute Resolution. The Parties agree that any dispute arising out of or relating to this Protocol and Justification of Merger of Shares, including, without limitation, any dispute regarding the existence, validity, effectiveness, interpretation, execution or termination thereof, which cannot be amicably resolved within a non-extendable period of thirty (30) days, will be settled by arbitration to be administered by the Arbitration Chamber of B3 Market (“Arbitration Chamber”), in accordance with its regulation in force on the date of arbitration, and this Clause 7.2 (and its subclauses) will serve as arbitration clause for the purpose of paragraph 1 of article 4 of Law 9,307/96. Accordingly, the Arbitration Chamber will be in charge of the management and correct development of the arbitration procedure. The Parties acknowledge that the obligation to seek amicable settlement does not preclude the immediate request for arbitration if either Party considers that settlement is not possible.

7.2.1.     The arbitral tribunal shall be composed of three (3) arbitrators (“Arbitral Tribunal”), one of them being appointed by the Party(ies) which triggered arbitration, another by the other Party(ies) and the third arbitrator, who shall act as president of the Arbitral Tribunal, by the arbitrators appointed by the Parties. In the event that one of the Parties fails to appoint an arbitrator or if the appointed arbitrators fail to reach consensus on the third arbitrator, the President of the Arbitration Chamber shall appoint such third arbitrator as soon as possible.

7.2.2.     The Parties acknowledge that any order, decision or arbitration determination shall be final and binding, and the final award shall be a judicially enforceable instrument binding upon the Parties and their successors, which undertake to comply with the arbitration award determination, regardless of any judicial enforcement thereof.

7.2.3.     Notwithstanding the foregoing, each Party remains entitled to request judicial measures to (a) obtain any “interlocutory relief” necessary prior to the constitution of the Arbitral Tribunal, and such measure shall not be construed as a waiver of the arbitral proceedings; (b) enforce any arbitration award, including the final arbitration award; and (c) ensure the establishment of the Arbitral Tribunal. For such, the parties choose the courts of the Judicial District of São Paulo, State of São Paulo, waiving any other, however privileged it may be.

7.2.4.     The seat of arbitration shall be in the City of São Paulo, State of São Paulo.

7.2.5.     The arbitration shall be conducted in the Portuguese language.

7.2.6.     8.2.6. The arbitration shall be decided according to the Brazilian laws, and judgment based on the principle of equity is hereby prohibited.

7.2.7.     The arbitration shall be confidential. The Parties undertake not to disclose any information and documents regarding the arbitration. Disclosure may be made if (i) the duty to disclose is required by law, (ii) is determined by an administrative or judicial authority, or (iii) is required to defend the interests of the Party.

IN WITNESS WHEREOF, the Parties executed this Protocol and Justification of Merger of Shares in six (6) counterparts of equal content and form, and for one solely purpose, together with two undersigned witnesses.

São Paulo, October 11, 2019

[Remainder of this page was intentionally left blank]

[Signature page of the Protocol and Justification for the Merger of Shares issued by Natura Cosméticos S.A., held on October 11, 2019]

NATURA COSMÉTICOS S.A.

/s/José Antonio de Almeida Filippo	/s/ Itamar Gaino Filho
José Antonio de Almeida Filippo	Itamar Gaino Filho

[Signature page of the Protocol and Justification for the Merger of Shares issued by Natura Cosméticos S.A., held on October 11, 2019]

Natura &Co Holding S.A.

/s/José Antonio de Almeida Filippo	/s/ Itamar Gaino Filho
José Antonio de Almeida Filippo	Itamar Gaino Filho

Exhibit I

Appraisal Report of Natura Cosméticos

Exhibit II

Stock option and restricted shares programs and plans of Natura Cosméticos to be migrated to Natura & Co.

Stock Option Grant or Common Shares Subscription Program, originally approved on March 23, 2009

Plan	Quantity
2013	625,422
2014	133,152

2. Stock Option Grant or Common Shares Subscription Program, originally approved on February 6, 2015

Plan	Quantity
2015	225,664
2016	349,734
2017	782,814
2018	2,118,584
2019	1,735,936

3. Company’s Restricted Shares Grant Program, originally approved on February 6, 2015

Plan	Quantity
2016	223,486
2017	471,526
2018	912,004
2019	941,000

4. Stock Option Grant or Common Shares Subscription Program for Strategy Acceleration, originally approved on July 27, 2015

Plan	Quantity
2015	1,100,000
2016	2,640,00
2017	2,210,000

5. Second Restricted Shares Grant Program of the Company, originally approved on November 30, 2017

Plan	Quantidade
2018	237,160
2019	467,892

6. Second Stock Option Grant or Common Shares Subscription Program for Strategy Acceleration, originally approved on November 30, 2017

Plano	Quantidade
2018	3,800,000
2019	1,900,000

7. Co-investment Program, originally approved on April 12, 2019

There are no outstanding grants.

8. Long-Term Incentive Program, originally approved on April 12, 2019*

Plano	Quantidade
2019	688,726

* Grant subject to performance conditions, with the number of shares to be potentially delivered varying between 0 and 2 times the number of grants.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Acquisition of Avon and Corporate Restructuring

Call Notice of the Extraordinary General Meetings

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co” and, together with, Natura Cosméticos, the “Companies”), in compliance with the provisions of the Brazilian Corporation Law (Law No. 6,404/1976) and with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 358/2002 and the CVM Ruling No. 565/2015, with regards to the acquisition of Avon Products, Inc. (“Avon”) and related corporate restructuring, subject of the Material Fact dated as of May 22, 2019, hereby announces to their shareholders and the market in general the calling of the extraordinary general meeting, to be held upon first call notice on November 13, 2019 (“EGM Natura Cosméticos” and “EGM Natura &Co” and, together, “EGMs Natura”), in accordance with the call notices to be disclosed on October 14, 15 and 16, 2019, to resolve upon the proposed corporate restructuring of Natura Cosméticos (“Corporate Restructuring”) and of the combination of its businesses, operations and shareholding bases with Avon, subject of the Agreement and Plan of Mergers (“Agreement”) entered into on May 22, 2019, as amended (the “Acquisition” and, together with the Corporate Restructuring, the “Transaction”).

The Acquisition will also be subject to approval by Avon shareholders at a special meeting to be held on the same date as EGMs Natura.

1. COMPANIES INVOLVED ON THE TRANSACTION AND THEIR ACTIVITIES

The Corporate Restructuring shall involve Natura Cosméticos and Natura &Co. The Transaction will involve Natura Cosméticos, Natura &Co, Avon, as well as Nectarine Merger Sub I, Inc. (“Merger Sub I”) and Nectarine Merger Sub II, Inc. (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”).

The Merger Subs are Delaware corporations incorporated with the sole purpose of serving as vehicles for the two mergers required for the consummation of the Transaction and have not conducted any activity not strictly necessary for their formation and related to the Transaction.

Natura Cosméticos and Avon act in the beauty business and have as main activities the sale of, among other products, beauty, personal care, toiletry, cosmetic and apparel products, foods, nutritional and decorative supplements.

Natura &Co has as corporate purpose the management of holding interests in companies that conduct its main activities in businesses of beauty, including, but not limited to, fragrances, skin and hair care and cosmetics with color, or complimentary beauty businesses, including, but not limited to, house and fashion, as a shareholder or quotaholder, in Brazil or abroad.

Natura & Co is a company incorporated with the sole purpose of serving as a vehicle for the Corporate Restructuring and, subsequently, the consummation of the Acquisition and did not conduct any activities other than those strictly necessary for its incorporation and those related to the Transaction.

2. DESCRIPTION AND PURPOSE OF THE TRANSACTION

The Corporate Restructuring shall comprise Step 1 and Step 2. The Acquisition shall comprise Step 3 and Step 4. Thereby, the Transaction will consist of the following stages, the consummation of which will be subject to the receipt of applicable corporate approvals and the fulfillment of certain suspensive conditions, set forth in the Agreement, and all stages (or steps, as described below) must be coordinated so that their respective corporate approvals occur, in the following order:

Step 1 - Contribution of the Controlling Shareholders: the Company’s controlling shareholders, who hold approximately 57.22% of its voting capital (“Controlling Shareholders”) will contribute to the capital increase of Natura &Co with (i) their shares in the Company’s share capital, and (ii) an amount of money to be used for payment by Natura &Co of the income tax that may be due on the special equity reserve, recorded as the accounting effect of the increase in the shareholders' equity of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the purpose of the contribution of shares issued by Natura Cosméticos S.A. to the Company's capital stock (“Contribution of the Controlling Shareholders”). The Contribution of the Controlling Shareholders will be approved by the Controlling Shareholders at a special shareholders 'meeting of Natura & Co, to be convened for November 13, 2019. At the same extraordinary shareholders' meeting, the Controlling Shareholders will approve the capitalization, without issuance of new shares, of part of the special reserve net asset income tax levied upon it, recorded as the accounting effect of the increase in the Company's shareholders' equity of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the contribution of shares issued by Natura Cosméticos S.A. to the Company's capital stock (“Capitalization of the Equity Reserve”). The number of shares issued by the Company held by the Controlling Shareholders immediately prior to the Contribution of the Controlling Shareholders shall correspond to the same number of Natura & Co shares held by the Controlling Shareholders immediately after the Contribution of the Controlling Shareholders, equivalent to 495,393,560 common, book-entry, registered shares with no par value;

Immediately before and after the effectiveness of Step 1 (after approval by Avon’s shareholders), the simplified corporate structure will be as follows:

Step 2 - Merger of Shares of Natura Cosméticos: subject to certain terms and conditions set forth in the “Protocol and Justification for the Merger of Shares”, all the other shares of the Company not held by Natura &Co, at the respective book value on the Base Date, shall be merged into Natura &Co, and thus the Company shall become a wholly-owned subsidiary thereof (“Merger of Shares”);

Immediately before and after the effectiveness of Step 2 (after approval by Avon’s shareholders), the simplified corporate structure will be as follows:

Step 3 - Reverse Triangular Merger: after the steps above, Merger Sub II shall be merged into Avon, and the latter shall be the surviving company, with its shareholders receiving Merger Sub I’s shares in exchange for their Avon common shares, and Avon shall become a wholly-owned subsidiary of Merger Sub I. This type of merger is allowed under the laws of New York, which allow for Avon’s shareholders (the acquiring company) to receive, on this step, shares issued by Merger Sub I, the controlling entity of Merger Sub II (the acquired company), in replacement of their shares.

Immediately before and after the effectiveness of Step 3, the simplified corporate structure will be as follows:

Step 4: Merger of Merger Sub I: in the last step, Merger Sub I shall be subsequently merged into Natura &Co, with its subsequent extinction and transfer of all equity to Natura &Co. Avon’s shareholders shall receive, in replacement for the Merger Sub I’s shares, Natura &Co’s shares (delivered directly as shares or American Depositary Receipts (ADRs), as best described in the next items, at the discretions of the shareholders), pursuant to the exchange ratio negotiated in the Agreement (“Merger”).

As a result, Natura &Co shall hold all shares of Avon and the Company.

Immediately before and after the effectiveness of Step 4, the simplified corporate structure will be as follows:

The consummation of the Transaction depends on the approval of Natura Cosméticos, Natura &Co and Avon’s shareholders, gathered on the respective meetings that will resolve on the Acquisition, as well as the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares and the Protocol and Justification for the Merger, as well as in the Agreement.

3. MAIN BENEFITS, COSTS AND RISKS OF THE TRANSACTION

The Corporate restructuring is advisable, for Natura Cosméticos to be owned by Natura & Co, enabling the subsequent integration with Natura & Co of Avon's shareholding base and operations, without resulting in an increase in Natura's debt rates. It is understood that the Transaction is advantageous and meets the best interest of the shareholders, to the extent that, as a result thereof, Natura &Co is expected to become the fourth biggest exclusive beauty group of its sector worldwide upon the combination of companies with strong commitment to the generation of positive social impact and female empowerment.

With the Transaction, a multi-brand and multi-channel group of excellence in cosmetics will be formed, with direct connection to consumers. Together, the companies shall occupy a leadership position in sales by relation, in addition to growing digital strength. With Avon, Natura &Co are expected to have an annual revenue greater than USD 10 billion, over 40 thousand workers and presence in one hundred countries.

The combination of businesses shall create opportunity to accelerate growth, increasing investments in digitalization, product innovation and marketing, enabled due to an industrial logic, as well as to capture meaningful synergies in the duties of supply, manufacture, distribution and administrative matters, especially in Brazil and Latin America.

It is estimated that the Transaction delivery costs it will bear, including the Merger of Shares and the Merger, shall be approximately three hundred and forty nine million Reais (BRL 349,000,000.00), which includes the costs with appraisals, legal and other advisory services, disclosures and other related expenses.

The Companies are not aware of significant risks arising solely from the consummation of the Merger of Shares and/or the Merger. In the best understanding of the Company, the success of the business combination with Avon will depend primarily on Natura & Co's ability to realize growth opportunities and cost savings resulting from the combination of Natura’s and Avon’s businesses. If such purposes are not successfully reached, the benefits expected from the Merger of Shares and/or the Merger may not be fully seen or may take longer than expected to be seen. There are the natural price variation risks for Natura &Co’s shares after the Merger consummation, which are inherent to the capital market and incurred by all Natura &Co’s shareholders. For further information, it is recommended to read the sections “Risk Factors - Risks Related to the Operation” and “Risk Factors - Risks Related to the Combined Company After Completion of the Operation” of Registration Statement on Form F-4 filed with the Securities and Exchange Commission of the United States reproduced on Exhibit XIII of the Management Proposal.

4. EXCHANGE RATIO OF SHARES AND FIXATION CRITERIA OF THE EXCHANGE RATIO

Merger of Shares

Subject to the terms and conditions of the Protocol and Justification for the Merger of Shares, upon the consummation of the Merger of Shares, new common shares shall be issued, in favor of the Natura Cosméticos’ shareholders, by Natura &Co, to be traded in the Novo Mercado segment at B3, in replacement of the shares issued by the Company they previously held.

The number of new common shares issued by Natura &Co, to be attributed to the Company’s shareholders, shall be based on the exchange ratio of the Merger of Shares (“Merger of Shares Exchange Ratio”).

The Merger of Shares Exchange Ratio shall correspond to one (1) common share issued by Natura &Co for each common share issued by the Company. There will therefore be no fraction of shares in the Merger of Shares.

There shall be no exercise of stock options or restricted shares until the consummation date of the Merger of Shares.

Natura Cosméticos’ shares shall be incorporated into Natura &Co, valued at their respective book value.

The Merger of Shares Exchange Ratio was also evaluated and approved by an Independent Special Committee, constituted with the task of reviewing and negotiating the share exchange ratio in the Merger of Shares and submitting its recommendations to Natura Cosméticos’ Board of Directors, in order to comply with Guidance Opinion of the CVM No. 35, dated September 1, 2008, and to protect the interests of minority shareholders.

Merger

As negotiated and agreed on the Agreement, and subject to the terms and conditions set forth in the Protocol and Justification for the Merger (including the fulfillment or waiver, as the case may be, of the Suspensive Conditions), upon the consummation of the Merger, and subject to the adjustments set forth in Section 2.08 (Adjustments) of the Agreement:

(a) the Merger Exchange Ratio agreed in the Agreement considers the replacement of each one (1) Avon outstanding common share by the right to receive one (1) Merger Sub I common share, as a result of the merger of Merger Sub II with and into Avon;

(b) immediately subsequently, the then shareholders of, and persons with the rights to receive shares of Merger Sub I (i.e. former shareholders of Avon) will receive, in replacement for each one (1) common share issued by Merger Sub I which they hold a right to receive, (i) 0.300 ADRs; or, if they elect so, 0.600 common shares issued by Natura &Co (“Merger Exchange Ratio”).

The Merger Exchange Ratio is already adjusted to reflect the share bonus made by Natura Cosméticos, at the rate of one (1) bonus share for each one (1) common share already held on the base date of September 17, 2019 (and reflected in the amount of Natura &Co’s shares immediately before the Merger). The Merger Exchange Ratio may be once again adjusted pursuant to Section 2.08 (Adjustments) of the Agreement, in case another change in the number of shares of Avon’s or Natura &Co’s, Natura Cosméticos’, Merger Sub I’s or Merger Sub II’s capital occurs, including for any and all developments, groupings and share bonus or any other similar event set forth in Section 2.08.

Avon’s shareholders shall receive the shares issued by Natura &Co as American Depositary Shares (“ADSs”) of Natura &Co, evidenced by American Depositary Receipts (“ADRs”) listed in the New York Stock Exchange (“NYSE”), unless they choose to directly receive shares issued by Natura & Co, pursuant to the terms of the Agreement.

Considering that the ADRs Program Level II sponsored by Natura &Co will set forth that each ADR issued by Natura &Co shall be comprised by (2) common shares issued by Natura &Co, in replacement of each one (1) common share issued by Avon, each Avon shareholder shall receive zero point three (0.300) ADR issued by Natura &Co. However, as mentioned above, Avon’s shareholders will have the choice to directly receive shares issued by Natura & Co, rather than ADRs.

The replacement process of Avon’s shares for entitlement to receive Merger Sub I’s shares due to the merger of Merger Sub II into Avon and subsequent replacement of Merger Sub I’s shares for Natura &Co’s ADRs or shares shall be made by means of an exchange agent, under the Agreement, particularly Section 2.03 (Conversion of Shares), Section 2.04 (Surrender and Payment) and Section 2.05 (Fractional Shares).

Any fractions of shares, ADSs or ADRs arising from the Merger shall be grouped in whole numbers in order to then be sold as ADRs on the NYSE or as shares on B3, pursuant to the procedure set forth in Section 2.05 (Fractional Shares) of the Agreement. The amounts raised in connection with the foregoing sales shall be provided net of taxes to the former Avon shareholders, holders of the respective fractions, in accordance with Section 2.05 (Fractional Shares) of the Agreement.

5. IF THE TRANSACTION WAS OR WILL BE SUBMITTED TO THE APPROVAL OF BRAZILIAN OR FOREIGN AUTHORITIES

The effectiveness of the Acquisition is conditioned upon obtaining the approval of the Companies’ shareholders on their respective shareholders meeting, by antitrust defense authorities in Brazil and other applicable jurisdictions, as well as the satisfaction of certain precedent conditions customary for transactions of this nature, as set forth in the Protocol and Justification and in the Agreement.

Despite the above described, as informed on the material fact disclosed on May 22, 2019, the effectiveness of the Merger of Shares is solely condition upon the approval of shareholders of Avon, but not to the satisfaction of other closing conditions of the Transaction.

Once verified the satisfaction (or waiver, as the case may be) of the respective precedent conditions, the Board of Directors of each Natura Cosméticos, Natura &Co and Avon shall meet to, among other resolutions, commit the dates in which the Merger of Shares and Merger, as the case may be, shall be effectively consummated, and the Companies shall disclose a Material Fact regarding the subject.

6. EXCHANGE RATIO OF SHARES CALCULATED IN ACCORDANCE WITH ARTICLE 264 OF THE BRAZILIAN CORPORATION LAW

In relation to the Merger of Shares, pursuant to Official Letter/CVM/172/2019/CVM/SEP/GEA-4, dated September 11, 2019, CVM waived, based on the decision issued by the CVM Board at a meeting held on August 27, 2019, the preparation of appraisal reports pursuant to Article 264 of Corporation Law.

7. APLICABILIY OF WITHDRAWAL RIGHT AND REIMBURSEMENT VALUE

The withdrawal right will be guaranteed to the Company’s shareholders who do not vote in favor of the Merger of Shares, abstain from voting or do not attend the Meeting, and expressly state their intention to exercise the withdrawal right, within thirty (30) days from the date of publication of the minutes of the Meeting. The dissenting shareholders will be entitled to the redemption of the shares they proven and uninterruptedly held, from May 22, 2019 (including such date) until the effective date of the exercise of the withdrawal right, as well as the bonus shares attributed to those shares in the Extraordinary General Meeting held on September 17, 2019. The amount to be paid as reimbursement of the value of the shares will be equivalent to the net equity book value of the share of Natura Cosméticos on December 31, 2018, according to the financial statements of Natura Cosméticos approved at the Annual Shareholders' Meeting held on April 12, 2019. adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, which corresponds to two point nine seven two eight four five one three eight reais (BRL 2.972845138) per share, without prejudice to the right to draw up a special balance sheet, pursuant to applicable law.

The withdrawal right is not applicable to the shareholders of Natura &Co upon the Merger, bearing in mind that, upon corporate approval of the Merger, the only shareholders of Natura &Co are the

Controlling shareholders, there being no dissenting shareholders.

8. OTHER RELEVANT INFORMATION

8.1. APPRAISAL REPORTS AND PRO FORMA FINANCIAL STATEMENTS

Pursuant to article 252, paragraph 1st, of the Brazilian Corporation Law, was prepared by KPMG Auditores Independentes a appraisal report of the book equity value of the shares of Natura Cosméticos’ issuance to be merger with and into Natura &Co under the Merger of Shares.

Pursuant to article 227, paragraph 1st, of the Brazilian Corporation Law, was prepared by Ernst & Young Assessoria Empresarial Ltda. a appraisal report of the economic value of Merger Sub I under the Merger.

In compliance with article 6 of CVM Rule No. 565/15, the companies’ managements also prepared and provided to their shareholders: (i) Natura &Co’s financial statements on June 30, 2019, accompanied by an audit report by KPMG Auditores Independentes; (ii) Natura Cosméticos' financial statements at December 31, 2018 and June 30, 2019, accompanied by the audit reports and special review reports by KPMG Auditores Independentes, respectively; (iii) unaudited pro forma condensed financial statements of Merger Sub I and Avon for the balance sheet as of June 30, 2019 and the income statements for the six-month periods ended on June 30, 2019, accompanied by a report of reasonable assurance of KPMG Auditores Independentes; (iv) Merger Sub I’s financial statements on June 30, 2019, accompanied by an audit report by Grant Thornton Auditores Independentes; and (v) Avon’s Financial Statements on December 31, 2018 and June 30, 2019, accompanied by the audit report and review report, respectively, by PricewaterhouseCoopers LLP1; and (v) Avon’s financial statements on December 31, 2018 and June 30, 2019, accompanied by a special review report by PricewaterhouseCoopers Auditores Independentes.

In compliance with article 7 of CVM Rule No. 565/15, the companies’ managements prepared and provided to their shareholders pro forma consolidated financial information of Natura &Co, considering the effects of the Merger of Shares and the Merger, as of December 31, 2018 and June 30, 2019, accompanied by a reasonable assurance report by KPMG Auditores Independentes.

The appraisal reports and financial information mentioned above constitute annexes to the Protocol and Justification of the Merger of Shares, Protocol and Justification of Merger and Management Proposal that will follow the call notice of the EGMs Natura, as the case will be.

8.2. MISCELANEOUS

Although it is expected that the Contribution of the Controlling Shareholders is to be consummated on November 13, 2019, it is expected that the Merger of Shares be consummated on December, 2019, and the remaining steps of the Corporate Restructuring and the closing of the Acquisition will be completed in early 2020. Until then, the Companies and Avon will remain completely separated and independent. Therefore, clients, suppliers, employees and other stakeholders should not expect any change in management composition, business relationships and service offerings during this period due to the Transaction.

The Protocol and Justification of the Merger of Shares, Protocol and Justification of Merger, the Management Proposal and other relevant documents are available to the respective shareholders of the

[1]	Avon's independent registered public accounting firm has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Avon's independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto (including with respect to Exhibit VII). The reports of Avon's independent registered public accounting firm included in this document relates to Avon's previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so (including with respect to Exhibit VII).

Companies, in accordance with the applicable law and regulation, as of this date, and may be consulted at headquarters of the respective Companies. Such documents will also be available on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and on the respective websites of Investor Relations (https://natu.infoinvest.com.br/) (https://natu.infoinvest.com.br/natura-co-holding-s-a/arquivamentos/2019).

The Companies will keep their respective shareholders and the market in general updated on subsequent facts related to the Transaction, in compliance with the applicable law and CVM regulation.

São Paulo, October 11, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

NATURA COSMÉTICOS S.A.

CNPJ/ME No. 71.673.990/0001-77	Publicly Held Company	State Registration Number (NIRE) 35.300.143.183

Minutes of the Board of Directors’ Meeting

Held on October 11, 2019

I.           Date, Time and Place: On October 11, 2019, at 09:00AM, at the principal place of business of Natura Cosméticos S.A. (“Company”), at Avenida Alexandre Colares, nº 1.188, bloco A, Parque Anhanguera, CEP 05106-000, Vila Jaguara, in the City of São Paulo, State of São Paulo.

II.          Call Notice: Waived in light of the presence of all members of the Board of Directors, under the paragraph 2 of article 15 of the Company’s Bylaws.

III.         Quorum: The members of the Company’s Board of Directors were present, namely: Guilherme Peirão Leal, chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, director; Carla Schmitzberger, director; Fábio Colletti Barbosa, director; Silvia Freire Dente da Silva Dias Lagnado, director; Jessica DiLullo Herrin, director; Ian Martin Bickley, director. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.         Board: Mr. Guilherme Peirão Leal chaired the meeting, and invited Mr. Moacir Salzstein to be the secretary.

V.          Agenda: To resolve on the following:

(1) approval of the following acts related to the share merger of the Company’s shares into Natura &Co Holding S.A. (“Natura &Co”), a joint-stock company, with its principal place of business at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/ME under No. 32.785.497/0001-97 (“Share Merger”): (1.a.) authorization for the management to enter into the “Protocol and Justification for the Share Merger of Natura Cosméticos S.A. into Natura &Co Holding S.A.”, which sets forth the Share Merger terms and conditions (“Protocol and Justification for the Share Merger”); (1.b) ratification of the hiring of KPMG Auditores Independentes to draft the appraisal report on the book value of the shares issued by the Company to be merged into Natura &Co, under article 252, paragraph 1 of Law n. 6.404/76 (“Corporations Act”) (“Appraisal Report of Natura Cosméticos”), it being observed that the appointment of KPMG Auditores Independentes as appraisal company shall be subject to ratification by the Company’s extraordinary general meeting; and (1.c) approval of the Management Proposal, to be submitted to the Company’s extraordinary general meeting, including the recommendation to the shareholders for the approval of the Share Merger, contingent on the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger;

(2) approval of the Management Proposal, to be also submitted to the Company’s extraordinary general meeting, for the Company’s shareholders to grant authorization for Natura &Co’s shareholders to approve, in a Natura &Co’s general meeting to be held on the same date as the Company’s extraordinary general meeting (after the approval of the Share Merger, but prior to its delivery and effectiveness), all acts related to the merger of Nectarine Merger Sub I, Inc., a company organized under the laws of the State of Delaware (“Merger Sub I”), into Natura &Co (“Merger”), in an act subsequent to the Share Merger; and

(3) call for an extraordinary general meeting to resolve on the approved proposals.

VI.         Resolutions: the following resolutions were unanimously approved:

(1) after analysis of the documentation and the discussions related to the Share Merger, including the presentation of the Independent Special Committee, created in order to review and negotiate the wording for the share replacement in the Share Merger, carried out with accounting advisory by Hirashima & Associados and legal advisory by law firm Yazbek Advogados, and the Recomendation of the Independent Special Committee, which concluded that is adequate the exchange ratio of one (1) common share issued by Natura &Co for each one (1) common share issued by the Company, (1.a) the Company’s management was authorized to enter into the Protocol and Justification for the Share Merger; (1.b) the hiring of KPMG Auditores Independentes to draft the Appraisal Report of Natura Cosméticos was ratified, it being observed that the appointment of KPMG Auditores Independentes as appraisal company shall be subject to ratification by the Company’s extraordinary general meeting; and (1.c) the Management Proposal, to be submitted to the Company’s extraordinary general meeting, was approved, including the recommendation to the shareholders for the approval of the Share Merger, contingent on the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger.

The Board of Directors accepted the recommendation of the Independent Special Committee regarding the measures to be adopted as a result of the accounting of the amounts to be allocated to the special equity reserve and any taxation arising therefrom.

(2) after analysis of the documentation and the discussions related to the Merger, particularly the “Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.” and the appraisal report on the economic value of Merger Sub I drafted by Ernst & Young Assessoria Empresarial Ltda., under article 227, paragraph 1 of the Corporations Act (“Merger Sub I Appraisal Report”), the Management Proposal, to be also submitted to the Company’s extraordinary general meeting, was approved, for the Company’s shareholders to grant authorization for Natura &Co’s shareholders to approve all acts related to the Merger, in an act subsequent to the Share Merger, in a Natura &Co’s general meeting to be held on the same date as the Company’s extraordinary general meeting (after the approval of the Share Merger, but prior to its delivery and effectiveness); and

(3) call for an Extraordinary General Meeting to resolve on the approved proposals was approved.

VII.        Adjournment: the Chairman thanked the presence of all attending people and ordered the end of the works, first suspending the meeting so that this minute could be drafted, which, after being read, discussed and found to be in order, was approved and signed by the attending shareholders, by the Secretaries and by the Chairman.

São Paulo, October 11, 2019.

[signatures follow on the next page]

Board:

/s/ Guilherme Peirão Leal	/s/ Moacir Salzstein
Guilherme Peirão Leal	Moacir Salzstein
Chairman	Secretary

Attending Directors:

/s/ Guilherme Peirão Leal	/s/ Antônio Luiz da Cunha Seabra
Guilherme Peirão Leal	Antônio Luiz da Cunha Seabra
Co-chairman	Co-chairman

/s/ Pedro Luiz Barreiros Passos	/s/ Roberto de Oliveira Marques
Pedro Luiz Barreiros Passos	Roberto de Oliveira Marques
Co-chairman	Executive Chairman

/s/ Gilberto Mifano	/s/ Fábio Colletti Barbosa
Gilberto Mifano	Fábio Colletti Barbosa

/s/ Carla Schmitzberger	/s/ Jessica DiLullo Herrin
Carla Schmitzberger	Jessica DiLullo Herrin

/s/ Silvia Freire Dente da Silva Dias Lagnado	/s/ Ian Martin Bickley
Silvia Freire Dente da Silva Dias Lagnado	Ian Martin Bickley

NATURA COSMÉTICOS S.A.

MANAGEMENT PROPOSAL

EXTRAORDINARY GENERAL MEETING

NOVEMBER 13, 2019

1.	Information on the matters subject to resolution	4
2.	Management Proposal	6
3.	Exhibit I-A: Exhibit 20-A to CVM Rule No. 481/09	19
4.	Exhibit I-B: Exhibit 21 to CVM Rule No. 481/09 - Information on the Appraisers	49
5.	Exhibit I-C: Exhibit 20 to CVM Rule No. 481/09 - Right to Withdraw	51
6.	Exhibit II-A: Protocol and Justification for the Merger of Shares of Natura Cosméticos S.A. into Natura &Co Holding S.A.	54
7.	Exhibit II-B: Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.	93
8.	Exhibit III-B: Natura & Co Holding S.A’s pro forma consolidated Financial Information, considering the effects of the Merger of Shares and the Merger, with reference base dates December 31, 2018 and June 30, 2019, accompanied by a reasonable assurance report by KPMG Auditores Independentes	169
9.	Exhibit IV-A: Natura & Co Holding S.A.’s Financial Statements on June 30, 2019, accompanied by the audit report from KPMG Independent Auditors	196
10.	Exhibit IV-B: Natura Cosméticos’ Financial Statements on December 31, 2018 and June 30, 2019, accompanied by the audit reports and the special review reports by KPMG Auditores Independentes, respectively	210
11.	Exhibit IV-C: Unaudited pro forma condensed financial statements of Merger Sub I and Avon for the balance sheet as of June 30, 2019 and the income statements for the six-month period ended on June 30, 2019, accompanied by a reasonable assurance statement of KPMG Auditores Independentes	211
12.	Exhibit IV-D: Nectarine Merger Sub, Inc. I’s Financial Statements on June 30, 2019, accompanied by an audit report by Grant Thornton Auditores Independentes	226
13.	Exhibit IV-E: Avon Products, Inc.’s Financial Statements on December 31, 2018 and June 30, 2019, accompanied by the audit report and review report, respectively, by PricewaterhouseCoopers LLP	239
14.	Exhibit IV-F: Avon Products, Inc.’s financial statements on December 31, 2018 and June 30, 2019, accompanied by a special review report by PricewaterhouseCoopers Auditores Independentes	349
15.	Exhibit V - Recommendation of the Independent Special Committee	506
16.	Exhibit VI - Minutes of the meetings of the Board of Directors and the Independent Special Committee of Natura Cosméticos S.A.	549
17.	Exhibit VII - Copies of the work and compensation proposals of KPMG Auditores Independentes and Ernst & Young Assessoria Empresarial Ltda.	569
18.	Exhibit VIII - Copy of Natura &Co Holding S.A.’s bylaws containing the proposed amendments in highlight	611
19.	Exhibit IX - Comparison between the Company and Natura &Co Bylaws and justification on the differences between both	634
20.	Exhibit X - Copy of the Agreement and Plan of Mergers and of the Voting and Support Agreement	647
21.	Exhibit XI – Translation of the Agreement and Plan of Mergers and of the Voting and Support Agreement	648
22.	Exhibit XII – Information on Avon Products, Inc.	649

23.	Exhibit XIII – Copy of the sections “Risk Factors - Risks Related to the Operation” and “Risk Factors - Risks Related to the Combined Company After Completion of the Operation” of Form F-4	727
24.	Exhibit XIV – Average Cost of Company’s Shares Acquisition	765

1.	Information on the matters subject to resolution

All information and documents set forth in CVM Rule No. 481/09 (“ICVM 481”) related to the matters subject to resolution in the Extraordinary General Meeting of Natura Cosméticos S.A. (“Natura Cosméticos” or “Company”), to be held at 8:00AM, on September 13, 2019, in Natura’s principal place of business located in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, nº 1188, Vila Jaguara, CEP 05106-000, (“Meeting”), as well as the other relevant information and documents for the exercise of voting rights by the shareholders are available thereto in the principal place of business and at the Company’s investor relations website (https://natu.infoinvest.com.br/) and at the websites of the Brazilian Securities Commission – CVM (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Under the Call Notice to be disclosed pursuant to Law No. 6,404/76 (“Corporations Act”), the Meeting shall have the following agenda:

(1) approval of the following acts related to the Merger of Shares of the Company’s shares into Natura &Co Holding S.A. (“Natura &Co”), a corporation, with its principal place of business at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo/SP, enrolled with the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 32.785.497/0001-97 (“Merger of Shares”): (1.a) to approve the “Protocol and Justification for the Merger of Shares of Natura Cosméticos S.A. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers of the Company and Natura &Co (“Protocol and Justification for the Merger of Shares”); (1.b) to ratify the hiring of KPMG Auditores Independentes, a corporation with its principal place of business at Rua Arquiteto Olavo Redig de Campos, nº 105, Tower A, 6th, 7th, 8th, 11th and 12th floors, Vila São Francisco, ZIP Code 04.711-904, enrolled with the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No 57.755.217/0001-29 to draft the appraisal report for the book value of the shares issued by the Company to be merged into Natura &Co, under article 252, paragraph 1 of the Corporations Act (“Appraisal Report of Natura Cosméticos”); (1.c) to approve the Appraisal Report of Natura Cosméticos; (1.d) to approve the Merger of Shares, at the equity book value, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares; and (1.e) to authorize the Company’s officers to practice all acts required to the consummation of the Merger of Shares, including the subscription of new shares to be issued by Natura &Co due to the Merger of Shares; and

(2) to authorize Natura &Co’s shareholders, in its general meeting, to be held after approval of the Merger of Shares, but prior to its effectiveness and consummation, to perform all the following acts related to the merger of Nectarine Merger Sub I, Inc., a company existing under the law of the State of Delaware, (“Merger Sub I”) into Natura &Co (“Merger”), subsequently to the Merger of Shares: (2.a) to approve the “Protocol and Justification for the Merger of

Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers of Natura &Co and Merger Sub I (“Protocol and Justification for the Merger”); (2.b) to ratify the hiring of Ernst & Young Assessoria Empresarial Ltda., company headquartered in the city of São Paulo, at Avenida Presidente Jusceino Kubitschek, 1909, Torre Norte, 10º andar, CEP 04543-011, enrolled with CNPJ/ME under No. 59.527.788/0001-31, to draft the appraisal report for the economic value of Merger Sub I, under article 227, paragraph 1 of the Corporation Act (“Merger Sub I Appraisal Report”); (2.c) to approve the Merger Sub I Appraisal Report; (3.d) to approve the Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger; (2.e) to approve the share capital increase of Natura &Co to be subscribed and paid up by the officers of Merger Sub I to the benefit of its shareholders, with amendment of Article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger;

The Management Proposal for the matters in the agenda of the Meeting is described herein.

BOARD OF DIRECTORS

2.	Management Proposal

Messrs. Shareholders:

The Company’s management hereby presents to the Shareholders its proposal regarding the matters subject to Your resolution in the Meeting, which are related to the corporate restructuring of the Company by which the Company will be held by Natura & Co and to the acquisition by Natura &Co of Avon Products, Inc., a company existing under the laws of New York (“Avon”), in a transaction involving the exchange of shares and which shall result in the combination of businesses, operations and shareholdings of Natura Cosméticos and Avon (the “Transaction”).

The Transaction is the object of the Agreement and Plan of Mergers (as amended the “Agreement”), entered into on May 22, 2019, between Natura &Co, Natura Cosméticos, Avon, Merger Sub I and Nectarine Merger Sub II, Inc., a company existing under the laws of Delaware (“Merger Sub II”).

The Transaction

The Transaction will comprise the Company’s corporate restructuring, through Steps 1 and 2 hereunder, and the additional following steps, the consummation of which will be subject to the applicable corporate approvals and the fulfillment of certain suspensive conditions, and all the stages (or steps, as described hereunder) must be coordinated so that their respective corporate approvals occur, in the following order:

Step 1 - Contribution of the Controlling Shareholders: the Company’s controlling shareholders, who hold approximately 57.22% of its voting capital (“Controlling Shareholders”) will contribute to the capital increase of Natura &Co with (i) their shares in the Company’s share capital, and (ii) an amount of money to be used for payment by Natura &Co of the income tax that may be due on the special equity reserve, recorded as the accounting effect of the increase in the shareholders' equity of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the purpose of the contribution of shares issued by Natura Cosméticos S.A. to the Company's capital stock (“Contribution of the Controlling Shareholders”). The Contribution of the Controlling Shareholders will be approved by the Controlling Shareholders at a special shareholders’ meeting of Natura & Co, to be convened for November 13, 2019. At the same extraordinary shareholders' meeting, the Controlling Shareholders will approve the capitalization, without issuance of new shares, of part of the special reserve net asset income tax levied upon it, recorded as the accounting effect of the increase in the Company's shareholders' equity of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the contribution of shares issued by Natura Cosméticos S.A. to the Company's capital stock (“Capitalization of the Equity Reserve”). The number of shares issued by the Company held by the Controlling Shareholders immediately prior to the Contribution of the Controlling Shareholders shall correspond to the same number of Natura & Co shares held by the Controlling Shareholders immediately after the Contribution of the Controlling Shareholders, equivalent to approximately 495,393,560 common, book-entry, registered shares with no par value;

Immediately before and after the effectiveness of Step 1 (after approval by Avon’s shareholders), the simplified corporate structure will be as follows:

Step 2 - Merger of Shares of Natura Cosméticos: subject to certain terms and conditions set forth in the Protocol and Justification for the Merger of Shares, all the other shares of the Company not held by Natura &Co, at the respective book value on the Base Date, shall be merged into Natura &Co, and thus the Company shall become a wholly-owned subsidiary thereof;

Immediately before and after the effectiveness of Step 2 (after approval by Avon’s shareholders), the simplified corporate structure will be as follows:

Step 3 - Reverse Triangular Merger: after the steps above, Merger Sub II shall be merged into Avon, and the latter shall be the surviving company, with its common shareholders receiving the right to receive Merger Sub I’s shares in exchange for their Avon common shares, and Avon shall become a wholly-owned subsidiary of Merger Sub I. This type of merger is allowed under the laws of New York, which allows for Avon’s shareholders (the surviving company) to receive, on this step, the right to receive shares issued by Merger Sub I, the controlling entity of Merger Sub II (the merged company), in replacement of their shares of Avon.

Immediately before and after the effectiveness of Step 3, the simplified corporate structure will be as follows:

Step 4 - Merger of Merger Sub I: in the last step, Merger Sub I shall be subsequently merged into Natura &Co, with its subsequent extinction and transfer of all equity to Natura &Co. Avon’s former shareholders shall receive, in replacement for the right to receive Merger Sub I’s shares, Natura &Co’s shares (delivered directly as shares or as American Depositary Receipts (ADRs), as best described in the next items, to the discretion of the shareholders), pursuant to the exchange ratio negotiated in the Agreement.

As a result, Natura &Co shall hold all shares of Avon and the Company.

Immediately before and after the effectiveness of Step 4, the simplified corporate structure will be as follows:

The Company’s administration sees that the Corporate restructuring is advisable, for the Company to be owned by Natura & Co, enabling the subsequent integration with Natura & Co of Avon's shareholding base and operations, without resulting in an increase in Natura's debt rates. The Transaction is advantageous and meets the best interest of the shareholders, to the extent that, as a result thereof, is expected that Natura &Co will become the fourth biggest exclusive beauty group of its sector worldwide upon the combination of companies with strong commitment to the generation of positive social impact and female empowerment.

With the Transaction is expected that a multi-brand and multi-channel group of excellence in cosmetics will be formed, with direct connection to consumers. Together, the companies shall occupy a leadership position in sales by relation, in addition to growing digital strength. With Avon, is expected that Natura &Co will have an annual revenue greater than USD 10 billion, over 40 thousand workers and presence in one hundred countries.

The combination of businesses shall create opportunity to accelerate growth, increasing investments in digitalization, product innovation and marketing, enabled due to an industrial logic, as well as to capture meaningful synergies in the duties of supply, manufacture, distribution and administrative matters, especially in Brazil and Latin America.

The consummation of the Transaction depends on the approval of the Company, Natura &Co and Avon’s shareholders, gathered in the respective Meetings that will resolve on the Transaction, as well as the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares and the Protocol and Justification for the Merger, as well as in the Agreement.

Item 1 of the Agenda pertains to Step 2 - Merger of The Company’s Shares, that is, the approval of acts related to the Merger of Shares, whereby all the Company’s shares not held by Natura &Co shall be merged into the latter. The effectiveness of the Merger of Shares shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares, as follows:

a.      consummation of the Contribution of the Controlling Shareholders; and

b.      obtainment, pursuant to all applicable laws, of the approval of Avon’s shareholders required for the merger of Merger Sub II into Avon (set forth in the Agreement as “Company Shareholder Approval”), in a shareholders’ meeting of Avon; and

Pursuant to the Protocol and Justification for the Merger of Shares, after verifying the suspension conditions and the expiration of the period of thirty (30) days for the exercise of the right of withdrawal, Natura & Co's Board of Directors will meet to confirm the consummation of the Merger of Shares, as further described in item 2 (f) of the Proposal hereunder.

Item 2 of the Agenda pertains to Step 4 - Merger of Merger Sub I, that is, the authorization for Natura &Co’s shareholders, in its general meeting, to be held after approval of the Merger of Shares, but prior to its effectiveness and consummation, to approve all acts related to the merger of Merger Sub I into Natura &Co, subsequently to the Merger of Shares.

The effectiveness of the Merger shall be subject to the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party authorized to do so under the Agreement) of the suspensive conditions set forth in Article 9 (Conditions to the Mergers) of the Agreement, including, without limitation, the approval of the Transaction by the Administrative Council for Economic Defense - CADE in Brazil and by the other required governmental authorities.

The consummation of the Merger of Shares shall occur regardless of the consummation of the Merger, which shall depend not only on the approval by Avon’s shareholders required in connection with the merger of Merger Sub II into Avon (set forth in the Agreement as “Company Shareholder Approval”), in an Avon’s shareholders’ meeting, but also on the approval of the Transaction by CADE in Brazil and by the other required governmental authorities and the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party authorized to do so under the Agreement) of the other suspensive conditions set forth in Article 9 (Conditions to the Mergers) of the Agreement.

The main terms of the Merger of Shares and the Merger, as required by article 20-A of ICVM 481, are described in Exhibit I-A to this Management Proposal.

Proposals

That said, the Management proposes that the resolutions related to the Meeting’s agenda be taken by the Company’s shareholders, under the following terms:

(1) approval of the following acts related to the merger of shares of the Company’s shares into Natura &Co Holding S.A. (“Natura &Co”), a corporation, with its principal place of business at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo/SP, enrolled with the CNPJ/ME under No. 32.785.497/0001-97 (“Merger of Shares”):

(1.a) to approve the “Protocol and Justification for the Merger of Shares of Natura Cosméticos S.A. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers of the Company and Natura &Co (“Protocol and Justification for the Merger of Shares”)

Article 252 of the Corporations Act sets forth that the merger of all shares of a company’s capital into equity of another Brazilian company, to convert the former into a wholly-owned subsidiary of the latter, shall be subject to the approval of general meetings of both companies by means of a protocol and justification, as provided by articles 224 and 225 of the Corporations Act.

Articles 224 and 225 of the Corporations Act set forth that the conditions and justifications for mergers shall be described in the Protocol and Justification to be entered into between the managers of the Companies involved.

Thus, based on the clarifications included in this document and on the terms of the Corporations Act, the proposal is for the approval of the Protocol and Justification for the Merger of Shares in its entirety, with the subsequent approval of the Merger of Shares.

The Protocol and Justification for the Merger of Shares constitutes Exhibit II-A to this Management Proposal.

(1.b) to ratify the hiring of KPMG Auditores Independentes to draft the appraisal report for the book value of the shares issued by the Company to be merged into Natura &Co, under article 252, paragraph 1 of the Corporations Act (“Appraisal Report of Natura CosméticosShare Appraisal Report”)

It is proposed that the hiring of expert company KPMG Auditores Independentes, a company with its principal place of business at Rua Arquiteto Olavo Redig de Campos, nº 105, Torre A, 6º, 7º, 8º, 11º e 12º andares, Vila São Francisco, CEP 04.711-904, enrolled with the CNPJ/ME under No. 57.755.217/0001-29, to draft the Appraisal Report of Natura Cosméticos, be ratified under article 252, paragraphs 3 and 4 of the Corporations Act.

Pursuant to Article 252, paragraph 1, of the Corporations Act, the appointment of the appraising company shall be subject to ratification by Natura &Co’s general meeting that resolves on the Merger of Shares.

The information on the appraiser required by article 21 of ICVM 481 constitutes Exhibit I-B to this Management Proposal.

(1.c) to approve the Appraisal Report of Natura Cosméticos

It is proposed that the Appraisal Report of Natura Cosméticos be approved, with base date December 31, 2018. The Appraisal Report of Natura Cosméticos constitutes Exhibit I to the Protocol and Justification of Merger of Shares.

(1.d) to approve the Merger of Shares, at the equity book value, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares

It is proposed that the Merger of Shares be approved, under the terms and conditions stated in the Protocol and Justification for the Merger of Shares, which effectiveness is conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares.

(1.e) to authorize the Company’s officers to practice all acts required for the consummation of the Merger of Shares, including the subscription of new shares to be issued by Natura &Co due to the Merger of Shares

Under article 252, paragraph 2 of the Corporations Act, Natura’s managers must be authorized by the Meeting to (i) subscribe, at the expense of Natura’s shareholders, the new common shares to be issued by Natura &Co due to Natura’s Merger of Shares, and (ii) practice any and all additional acts that may be required to implement and deliver the Protocol and Justification for the Merger of Shares.

It is proposed that this authorization be granted, pursuant to law.

(2) to authorize Natura &Co’s shareholders, in its general meeting, to be held after approval of the Merger of Shares, but prior to its effectiveness and consummation, to perform all the following acts related to the merger of Nectarine Merger Sub I, Inc., a company existing under the law of the State of Delaware (“Merger Sub I”), into Natura &Co (“Merger”), subsequently to the Merger of Shares:

Given that, as set forth in the Agreement, steps 1, 2, 3 and 4 of the Transaction shall be approved on the same date, so that, when item 2 of the Meeting’s Agenda is approved, the Merger of Shares will not yet be consummated, it is proposed that the Company’s shareholders authorize Natura &Co’s shareholders to approve, at the latter’s general meeting, the Merger (that is, the Merger of Merger Sub I into Natura &Co), subsequently to the Merger of Shares. Such authorization shall be granted in one single determination for all of the following acts:

(2.a) to approve the “Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers or officers of Natura &Co and Merger Sub I (“Protocol and Justification for the Merger”)

Articles 224 and 225 of the Corporations Act set forth that the conditions and justifications for mergers shall be described in the Protocol and Justification to be entered into between the managers or officers of the Companies involved.

Thus, based on the clarifications included in this document and on the terms of the Corporations Act, the proposal is for the approval of the Protocol and Justification for the Merger in its entirety, with the subsequent approval of the Merger.

The Protocol and Justification for the Merger constitutes Exhibit II-B to this Management Proposal.

(2.b) to ratify the hiring of Ernst & Young Assessoria Empresarial Ltda. to draft the appraisal report for the economic value of Merger Sub I, under article 227, paragraph 1 of the Corporations Act (“Merger Sub I Appraisal Report”);

It is proposed that the appointment of expert company Ernst & Young Assessoria Empresarial Ltda., a company with its principal place of business in the city of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1909, Torre Norte, 10º andar, CEP 04543-011, enrolled with the CPNJ/ME under No. 59.527.788/0001-31, to draft the Merger Sub I Appraisal Report be ratified, under article 227, paragraph 1 of the Corporations Act.

The information on the appraiser required by article 21 of ICVM 481 constitutes Exhibit I-B to this Management Proposal.

(2.c) to approve the Merger Sub I Appraisal Report:

It is proposed that the Merger Sub I Appraisal Report be approved, with base date June 30, 2019.

The Merger Sub I Appraisal Report constitutes Exhibit I to the Protocol and Justification of Merger of Shares.

(2.d) to approve the Merger, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger;

It is proposed that the Merger be approved, under the terms and conditions stated in the Protocol and Justification for the Merger, which effectiveness is conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger.

(2.e) to approve Natura &Co’s capital increase to be subscribed and paid up by Merger Sub I’s officers to the benefit of its shareholders, with amendment to article 5 and consolidation of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger

In case of Merger approval, there must also be approval to Natura &Co’s capital increase to be subscribed and paid up by Merger Sub I’s officers to the benefit of its shareholders, with amendment to article 5 and consolidation of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger

The copy of the Bylaws including, in highlight, the proposed amendments and the report detailing the origin and justification of the proposals and analyzing their legal and economic effects, as required by article 11 of ICVM 481, constitute Exhibit VIII and Exhibit IX to this Management Proposal, respectively.

(2.f) to authorize Natura &Co’s officers to practice all acts required for the consummation of the Merger

It is proposed that Natura &Co’s officers be authorized to practice all acts required for the consummation of the Merger.

Right to Withdrawal

Pursuant to articles 252, paragraph 2, and 137, paragraph 1, of the Corporations Act, the right of withdrawal will be guaranteed to the Company’s shareholders who do not vote in favor of the Merger of Shares, abstain from voting or do not attend the Meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days from the date of publication of the minutes of the Meeting. The dissenting shareholders will be entitled to the redemption of the shares they provenly and uninterruptedly held, from May 22, 2019 (including such date) until the effective date of the exercise of the right of withdrawal, as well as the bonus shares attributed to those shares in the Extraordinary General Meeting held on September 17, 2019. The amount to be paid as reimbursement for the value of the shares will be equivalent to the net equity value of the Company’s share on December 31, 2018, as per the financial statements of the Company approved at the Ordinary General Meeting held on April 12, 2019, adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, which corresponds to two point nine seven two eight four five one three eight Reais (BRL 2,972845138) per share, without prejudice to the right to draw up a special balance sheet, pursuant to applicable law. The payment of the share reimbursement amount shall depend on the consummation of the Merger of Shares, under article 230 of the Corporations Act.

The additional information regarding the right to withdraw required by article 20 of ICVM 481 are included in Exhibit I-C to this Proposal.

The right of withdrawal is not applicable to the shareholders of Natura &Co upon the Merger, bearing in mind that, upon corporate approval of the Merger, the only shareholders of Natura &Co are the Controlling shareholders, there being no dissenting shareholders.

Merger of Shares Consummation Date

After verifying the suspensive conditions to the Merger of Shares and the end of the deadline of thirty (30) days for the exercise of the right of withdrawal, the Board of Directors of Natura &Co will meet to: (i) confirm fulfillment of the suspensive conditions; (ii) confirm or adjust the Exchange Ratio of the Merger of Shares or the capital increase and the amount of shares issued, pursuant to the Protocol and Justification for the Merger of Shares; (iii) confirm the date when the Merger of Shares shall be consummated (“Merger of Shares Consummation Date”); (iv) confirm the date when the amendment of article 5 and restatement of Natura &Co’s Bylaws shall become effective; and (v) other matters that, due to their relevance and connection with the Merger of Shares, must be resolved by Natura &Co’s Board of Directors.

Material Fact regarding the Merger of Shares Consummation

Natura &Co and the Company’s managements shall disclose a joint Material Fact regarding the consummation of the Merger of Shares, informing: (i) the Merger of Shares Consummation Date; (ii) the record date when the shareholders holding, in the trading session closing, shares issued by Natura Cosméticos shall receive shares issued by Natura &Co in replacement to each Natura Cosméticos share held thereby, pursuant to the Exchange Ratio; (iii) the starting date for trading the shares issued by Natura &Co in the New Market by B3; and (iv) the date when the credit of new Natura &Co shares to Natura Cosméticos’s shareholders shall occur.

Merger Consummation Date

After the fulfillment or waiver of the Merger’s suspensive conditions, pursuant to the Agreement and the Protocol and Justification for the Merger, Natura &Co’s Board of Directors shall meet to: (i) confirm the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party authorized to do so under the Agreement) of the suspensive conditions; (ii) and other information related to the delivery and issuance of shares and ADRs and Avon’s shareholders; (iii) approve the date on which the Merger will be consummated, within five (5) business days to close the Merger, as provided in Section 2.02 (The Mergers) of the Agreement (“Merger Consummation Date”); (iv) confirm the date when the amendment of article 5 and consolidation of Natura & Co's Bylaws will become effective; and (v) other matters that, due to their relevance and connection with the Merger, must be resolved by the Board of Directors of Natura & Co.

Material Fact regarding the Merger Consummation

Natura &Co’s management shall disclose a Material Fact regarding the consummation of the Merger, informing (i) the Merger Consummation Date; (ii) and other information related to the delivery and issuance of the shares and the ADRs to Avon's shareholders.

Tax Treatment for the Merger of Shares in Brazil

A. Resident Investors

The profits appraised by individuals and legal entities residing in Brazil due to the Merger of Shares may be subject to the application of income tax, pursuant to the legal and regulatory rules applicable to each investor category, and such investors shall be liable for any withholding thereof.

B. Non-Resident Investors

Regarding non-resident investors, the Income Tax shall be withheld (“IRRF”) in relation to any capital gains, based on the following rates, pursuant to article 21, paragraph 6 of the Brazilian Federal Revenue Office - RFB Rule 1,455/14, with wording given by RFB Normative Rule 1,732/17.

The calculation basis of the IRRF shall correspond to the positive difference between (i) the book value attributed for the purpose of the capital increase of Natura &Co, according to the appraisal report of the Merger of Shares, of the amount of two point nine seven two eight four five one three eight Reais (BRL 2. 972845138) per share, attributed to each one (1) common share of Natura &Co, under the Protocol and Justification for the Merger of Shares; and (ii) the acquisition cost of each Company share.

The following rates shall apply:

(i) twenty-five percent (25%), in case of shareholders residing in country or facilities with favored taxation, under the current legislation and regulations of the Brazilian Federal Revenue Office; or

(ii) In all other cases where item (i) above does not apply, pursuant to the following rates, set forth in article 21 of Law No. 8,981/1995, with wording given by Law No. 13,259/2016:

a. fifteen percent (15%) on the part of gains under five million Reais (BRL 5,000,000.00);

b. seventeen point five percent (17.5%) on the part of gains over five million Reais (BRL 5,000,000.00) and under ten million Reais (BRL 10,000,000.00);

c. twenty percent (20%) on the part of gains over ten million Reais (BRL 10,000,000.00) and under thirty million Reais (BRL 30,000,000.00); and

d. twenty-two point five percent (22.5%) on the part of gains over thirty million Reais (BRL 30,000,000.00).

The Company informs that, pursuant to what is set forth in the Protocol for the Merger of Shares, it may undertake the tax obligation of Natura &Co to retain and collect the IRRF on the occasional capital gains of non-resident investors], it shall use the information obtained by the custodians of the non-resident shareholders of the Company Merger of Shares Consummation Date, which shall be the base date for calculation of capital gains, and such Company’s shareholders shall be liable for the truthfulness and appropriateness of such information.

The custodians shall inform the Company the data of non-resident shareholders of the Company on the Merger of Shares Consummation Date, including the average acquisition cost of the Company’s shares, pursuant to Exhibit XIV to this Management Proposal, until the date to be informed in Notice to Shareholders to be timely disclosed, by means of e-mail to the following address: ri@natura.net.

Natura &Co, under the terms set forth by the legislation and regulations of the Brazilian Federal Revenue Office: (i) shall deem as zero the acquisition cost for non-resident shareholders of the Company on the base date that do not send the average acquisition cost for the Company’s shares until the date to be informed in Notice to Shareholders to be timely disclosed; and (ii) shall apply a 25% rate over the gains of non-resident shareholders of the Company on the base date that failed to inform, pursuant to Exhibit XIV to this Management Proposal, their home or tax domicile country or facilities. Natura &Co and the Company shall not be liable, before the non-resident shareholders of the Company on the Merger of Shares Consummation Date, for any subsequent adjustment or refund of overpaid amounts.

The non-resident shareholders of the Company on the Merger of Shares Consummation Date which may have taxes due shall submit to the Company, directly or by means of custodians, on the date to be informed in Notice to the Shareholders to be timely disclosed, the Federal Tax Collection Document – DARF, and any other documents to be also indicated in the Notice to Shareholders.

In case the DARF with IRRF payment is not submitted consistent with the calculations and documents submitted, the Company shall perform the withholding of IRRF related to any capital gains, and the Company or Natura &Co, as the case may be, reserves the right to: (1) charge from the investor or its tax representative in Brazil the refund of the tax collected on behalf of the non-resident shareholder of the Company, added by any additional taxes, fine and interest required by the Brazilian Federal Revenue Office in case of tax notice arising from inaccurate information in relation to the acquisition cost; and (2) offset any IRRF sums collected on behalf of the non-resident investor with any credits held against the investor, including, without limitation, the amount of any dividends, interest on net equity and other gains which may be declared and/or paid by the Company or Natura &Co at any time, even before the Merger of Shares Consummation Date.

In addition, in the event of a tax assessment related to the IRRF, within the deadlines provided for in the National Tax Code - CTN, the Company reserves the right to demand the reimbursement of the IRRF at any time, plus a fine and late payment, required by the tax authorities.

The Company intends to disclose Notice to Shareholders containing final information regarding deadlines and other relevant procedures to the subject on the date of the Material Fact informing the Merger of Shares Consummation Date.

Additional information

The following documents are also at the disposal of the Shareholders, at the principal place of business and Natura Cosméticos’s Investor Relations website (https://natu.infoinvest.com.br/), and the websites of the Brazilian Securities Commission - CVM (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br):

•	Meeting Participation Manual;

•	Call Notice;

•	Remote Voting Bulletin; and

•	Original and Translated Versions of the Registration Statement on Form F-4 filed with the United States’ Securities and Exchange Commission.

In case of doubt, please contact Natura Cosméticos’s Investors Relations Board of Directors either via email (ri@natura.net) or on telephone numbers +55 (11) 4389-7881 or +55 (11) 99926-0173.

***

a.

Exhibit I-A to the Management Proposal

EXHIBIT 20-A TO CVM RULE NO. 481/09

In compliance with the provisions in article 20-A of CVM Rule No. 481/09, the Company’s management provides the following information in order to hold the Company’s Extraordinary General Meeting, on November 13, 2019.

1.       Protocol and Justification for the Merger of Shares and the Merger, pursuant to Articles 224 and 225 of Law No. 6,404, of 1976.

Merger of Shares

The Protocol and Justification for the Merger of Shares constitutes Exhibit II-A to this Management Proposal.

Merger

In addition, the Protocol and Justification for the Merger constitutes Exhibit II-B to this Management Proposal.

2.       Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving companies or resulting from the transaction, filed at the company's principal place of business or of which the company's controlling shareholder is a party.

Due to the Merger of Shares, the Controlling Shareholders have entered into a new Natura &Co’s Shareholders’ Agreement, which effectiveness is conditioned to the consummation of the Contribution of the Controlling companies, in order to regulate their relationship, under article 118 of the Corporations Act, essentially including the same terms and conditions of the Company’s Shareholders’ Agreement currently in force, setting forth, among others, rules related to (a) the disposal, encumbrance and acquisition of shares; (b) the exercise of control over Natura &Co, especially in relation to the exercise of voting rights, with provision of a meeting prior to the general meetings and Board of Directors meetings; and (c) the Company’s management, including with rules on the appointment of its positions.

A copy of the new Natura &Co’s Shareholders’ Agreement is filed at Natura &Co’s principal place of business, pursuant to law and the applicable regulations, and it may be checked on Natura &Co’s Investor Relations website (https://natu.infoinvest.com.br/natura-co-holding-s-a/arquivamentos/2019) and on the CVM websites (www.cvm.gov.br), da B3 (www.b3.com.br).

3.	Description of the transaction, including:

a.	Terms and conditions.

On May 22, 2019, Natura, Avon, Merger Sub I, Merger Sub II and Natura &Co entered into an Agreement and Plan of Mergers (“Agreement”) by means of which the terms and conditions were set forth to implement the acquisition by Natura &Co of Avon in a transaction resulting in the combination of the businesses, operations and shareholdings of Natura and Avon.

Simultaneously to the execution of the Agreement (i) the Company executed a Voting and Support Agreement with Merger Sub I and Cleveland Apple Investor L.P. (an affiliate of Cerberus Capital Management), an Avon shareholder holding approximately 16.4% of its voting capital as of such date and (ii) Avon, Natura &Co and the Company have executed a Voting and Support Agreement with certain Natura’s founding shareholders, to which other shareholders of the Company’s control block have subsequently joined, by means of execution of the terms of adhesion thereto (the “Controlling Shareholders”). The parties to the Voting and Support Agreements agreed to exercise their voting rights in order to implement the necessary actions to close the Transaction. On June 25, 2019, the Company’s controlling block shareholders, representing approximately 59.60% of its total voting capital, held a Prior Meeting to approve the voting orientation to approve the acts related to the Transaction at the general meetings of Natura &Co and Natura Cosméticos.

With the closing of the Transaction, upon consummation of the Merger, and subject to the adjustments set forth in Section 2.08 (Adjustments) of the Agreement and the potential conversion of Avon Class C Preferred Shares into Avon common shares prior to the Consummation of the Merger, approximately 76% of Natura & Co's capital will be held by Natura’s shareholders immediately prior to the closing, and approximately 24% by Avon’s shareholders immediately prior to the closing, and its shares shall be listed in the New Market segment of B3 S.A. – Brasil, Bolsa e Balcão in São Paulo. In addition, Natura &Co shall have American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”).

The Transaction stages and the terms and conditions for the Merger of Shares and the Merger are described in item 2 to this Management Proposal and on the Protocols and Justifications for the Merger of Shares and the Merger.

Closing Conditions

The consummation of the Transaction depends on the approval of the Company, Natura &Co and Avon’s shareholders, gathered in the respective extraordinary general meetings resolving on the Merger of Shares, the merger of Merger Sub II by Avon and the Merger, as the case may be, as well as the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares, the Protocol and Justification for

the Merger and the Agreement, including the approval by Brazilian antitrust authorities and those in other applicable jurisdictions.

The required corporate approvals are the following:

•	Company’s Approvals. The approval of the Merger of Shares and the Merger shall depend on favorable voting by shareholders representing (i) at least half the voting share capital of the Company for the Merger of Shares and (ii) absolute majority of the voting share capital in attendance at the meeting for the Merger.

•	Avon’s Approvals. In relation to Avon, the merger of Merger Sub II into it shall depend on favorable voting by shareholders holding two thirds of the outstanding shares issued by Avon, voting together as a single class, on fully converted bases.

•	Natura &Co’s Approvals. The Merger of Shares and the Merger shall also require approval by Natura &Co’s shareholders in extraordinary general meetings. Natura & Co, on the date of the extraordinary general meetings, shall be fully held by the Controlling Shareholders.

•	Merger Sub I and Merger Sub II’s Approvals. For purposes of the merger of Merger Sub II into Avon, Merger Sub I’s written consent, as the sole shareholder of Merger Sub II, is required. Whereas in relation to the Merger, Natura &Co’s written consent, as the sole shareholder of Merger Sub I, is required.

The Agreement may be terminated in case some of such conditions are not fulfilled, which may result in the application of certain penalties to Natura or Avon, as set forth in the Agreement and summarized in item (b)(ii) below.

Avon’s C Series Preferred Shares

Avon currently has Class C Preferred Shares issued, which may be converted into common shares prior to the Merger Consummation Date, pursuant to Avon corporate documents relating to the issuance of the Class C Preferred Shares or, if not converted into common shares, shall automatically be canceled and each preferred share shall be converted into the right to receive a cash consideration. However, if their holders decide to convert them into Avon common shares prior to the Merger Consummation Date, the capital increase of Natura & Co, as well as the number of Natura & Co common shares to be issued as a result of the Merger, shall be adjusted and accrued to include a sufficient amount and number of shares for consideration be paid to shareholders formerly holding Class C Preferred Shares that are converted into Avon common shares. As a result of the above, the amount of Natura & Co's capital increase and number of common, book-entry, nominative shares with no par value arising from the Merger will be adjusted as provided for in the Agreement.

Financing

Natura initially obtained financing commitments before Banco Bradesco S.A., New York Branch; Citigroup Global Markets Inc.; and Itaú Unibanco S.A., Nassau Branch, in the main aggregate amount of up to USD 1.6 billion, in order to finance the compensation to be paid to the holders of Avon’s C Series Preferred Shares, as well as certain payments which may become due as a result of the Transaction described within the scope of certain existing financing of Avon. As of the present date, the aggregate principal amount of the financing commitment with these financial institutions has been reduced to US $ 625.5 million, considering that consent was obtained from holders of notes due 2023 and 2043 issued by Avon or its subsidiaries with respect to the change of control clauses that would be triggered by the business combination between the Company and Avon.

The original and translated versions of the Agreement and Plan of Mergers and the Voting and Support Agreement comprise, respectively, Exhibit X and Exhibit XI to this Management Proposal.

b.	Indemnifying obligations:

i.	The managers of any of the companies involved.

The Agreement does not provide specific compensation to the managers of the companies involved.

ii.	In case the transaction is not materialized

Pursuant to the Agreement, Avon shall be obliged to pay the Company a termination fee equal to seventy-eight million, six hundred thousand United States of America Dollars (USD 78,600,000.00) if the Agreement is terminated (i) by the Company, if Avon’s Board of Directors (x) changes its recommendation regarding the Transaction or (y) fails to publicly ratify its recommendation regarding the Transaction after a competing acquisition proposal in certain circumstances established in the Agreement; (ii) by the Company, if Avon materially and intentionally violates certain obligations to not request alternative proposals or to provide the Company with match rights; (iii) by Avon, in order to execute a definitive written agreement related to an Avon Superior Proposal (as set forth in the Agreement); (iv) by Avon or the Company, if the necessary approval by Avon’s shareholders is not obtained in a duly convened Avon’s shareholders’ general meeting (including any advance or extension of such meeting) at a time when Avon’s Board of Directors has changed its recommendation on the Transaction; (v) by Avon or the Company, if the necessary approval by Avon’s shareholders is not obtained in a duly convened Avon’s shareholders’ general meeting (including any advance or extension of such meeting) and, prior to the general meeting of Avon shareholders, a competing acquisition proposal has been made publicly and, within twelve (12) months after the Agreement’s termination date, Avon enters into a definitive agreement in relation to certain acquisition proposals or implements certain acquisition proposals; or (vi) by Avon or the Company, if the Agreement is not implemented until the Final Date (as set forth in the Agreement) and, prior to the termination, a competing acquisition proposal has been publicly made and, within twelve (12) months after the Agreement’s termination date, Avon enters into a definitive agreement in relation to certain acquisition proposals or implements certain acquisition proposals, it being certain that Avon shall not pay such penalty if, on the termination, the necessary shareholders’ approval has been obtained, but the regulatory approval condition has not been fulfilled or the applicable law or order prohibits consummation of the Transaction.

Under the Agreement, the Company or Natura &Co shall pay Avon a termination fee equal to one hundred and thirty-three million Dollars (USD 133,000,000.00) if the Agreement is terminated because (i) the Transaction has not been implemented until the End Date (as set forth in the Agreement) and, on such termination, all closing conditions have been or would have been fulfilled, except for the regulatory approval condition, or the competition legislation or an order regarding competition legislation forbids the Transaction’s consummation or (ii) there is a competition law or an order regarding competition legislation permanently prohibiting or rendering illegal the Transaction’s consummation, and such applicable law or order is final and unappealable and, on the termination, all Avon’s conditions to the closing have been or would have been fulfilled. The Company or Natura &Co shall also pay Avon a termination fee equal to two hundred and forty-two million Dollars (USD 242,000,000.00) if the Agreement is terminated (i) due to lack of obtainment of the Company or Natura &Co’s shareholders approval to implement Natura’s Restructuring (as set forth in the Agreement), (ii) due to the Controlling Shareholders not voting favorably to Natura’s Restructuring (as set forth in the Agreement), to the Merger of Shares and the Merger in a prior meeting under the Controlling Shareholders’ agreement currently in force, in each case, within the time limits set forth in the Agreement.

c. Comparative table of the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the transaction.

Find below a comparative table of the rights, advantages and restrictions of the shares issued by the Company and Natura &Co:

-	Company	Natura &Co
Right to dividends:	In line with the Corporations Act, the mandatory dividends set forth in the Company’s Bylaws is equal to a percentage not smaller than 30% of the adjusted annual net profits, under article 202 of the Corporations Act. The shareholders on the date when dividends are stated are entitled thereto. Under the Corporations Act, the annual dividends must be paid within 60 days from their statement, unless a shareholders’ resolution sets forth another payment date, which, in any case whatsoever, must occur before the end of the fiscal year when such dividends were stated. Upon proposal of the Board of Officers, approved by the Board of Directors, ad referendum of the General Meeting, the Company may pay or credit interest on net equity to the shareholders, observing the applicable legislation.	In line with the Corporations Act, the mandatory dividends set forth in Natura &Co’s Bylaws is equal to a percentage not smaller than 30% of the adjusted annual net profits, under article 202 of the Corporations Act. The shareholders on the date when dividends are stated are entitled thereto. Under the Corporations Act, the annual dividends must be paid within 60 days from their statement, unless a shareholders’ resolution sets forth another payment date, which, in any case whatsoever, must occur before the end of the fiscal year when such dividends were stated. Upon proposal of the Board of Officers, approved by the Board of Directors, ad referendum of the General Meeting, Natura may pay or credit interest on net equity to the shareholders, observing the applicable legislation.
Voting rights:	Full.	Full.
Convertibility	No.	No.
Rights to reimbursement of capital:	Yes. In cases where the law grants the right to withdraw for dissident shareholders regarding General Meeting resolutions, the reimbursement shall occur by the equity value of their shares, pursuant to the Corporations Act. In case of liquidation of the Company, the shareholders shall receive payments related to reimbursement of capital, ratably to their interest in the Company’s share capital, after payment of all the Company’s obligations.	Yes. In cases where the law grants the right to withdraw for dissident shareholders regarding General Meeting resolutions, the reimbursement shall occur by the property value of their shares, pursuant to the Corporations Act. In case of liquidation of Natura &Co, the shareholders shall receive payments related to reimbursement of capital, ratably to their interest in Natura &Co’s share capital, after payment of all Natura &Co’s obligations.

Restriction on free float:	No.	No.
Conditions for change in rights underlying those securities:	Pursuant to the Corporations Act, the Company’s Bylaws and the resolutions adopted by its shareholders in General Meetings may not deprive the shareholders of the following rights: (i) right to participate in the allocation of profits; (ii) right to participate, ratably to their interest in the share capital, in the distribution of any remaining assets in case of Natura’s liquidation; (iii) preemptive right in share subscription, debentures convertible into shares or subscription bonus, except in certain circumstances set forth in the Corporations Act; (iv) right to supervise, as set forth in the Corporations Act, the management of corporate businesses; and (v) right to withdraw in the cases set forth in the Corporations Act.	Pursuant to the Corporations Act, the Natura &Co’s Bylaws and the resolutions adopted by its shareholders in General Meetings may not deprive the shareholders of the following rights: (i) right to participate in the allocation of profits; (ii) right to participate, ratably to their interest in the share capital, in the distribution of any remaining assets in case of Natura &Co’s liquidation; (iii) preemptive right in share subscription, debentures convertible into shares or subscription bonus, except in certain circumstances set forth in the Corporations Act; (iv) right to supervise, as set forth in the Corporations Act, the management of corporate businesses; and (v) right to withdraw from Natura &Co in the cases set forth in the Corporations Act.
Redemption possibility:	No.	No.
Other relevant features:	The Company’s common shares are listed on the New Market segment at B3.	Natura &Co’s common shares are listed on the New Market segment at B3.

d.	Any need for approval by debenture holders or other creditors.

There is not.

e.	In the event of a spin-off, the assets and liabilities that will form each part of the equity.

Not applicable.

f.	Intention of the surviving companies to obtain registration from a securities issuer.

As a preparatory act, Natura &Co has already obtained the publicly held company registration in category A of securities issuers and authorization for its shares to be listed and traded in the New Market segment of B3.

4.       Plans for conducting social business, especially regarding specific corporate events it intends to be promoted.

Merger of Shares

After the Merger of Shares consummation, the Company shall continue to act in the cosmetic and beauty industry and keep its publicly held company register, however, as Category B, with no listed shares.

Natura &Co intends to consummate Avon’s acquisition, by means of the Merger, as soon as the suspensive conditions set forth in the Agreement and in the Protocol for the Merger are fulfilled.

Natura &Co’s common shares to be attributed to Natura Cosméticos’ shareholders as a result of the Merger of Shares shall also be listed and traded on the New Market, a listing segment of B3 S.A. - Brazil, Bolsa e Balcão, in São Paulo (“B3”). In addition, Natura &Co has filed an effective registration statement with the United States Securities and Exchange Commission (“SEC”) and, upon consummation of the Transaction, it shall have American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”)

Merger

On this date, there is no decision or plans by the management in relation to intended specific corporate events to be promoted after the Merger consummation.

5.       Analysis of the following aspects of the transaction:

a.	Description of the expected main benefits, including (i) synergies; (ii) tax benefits and (iii) strategic advantages:

Merger of Shares

The Merger of Shares shall increase the flexibility to manage the Company’s capital structure and enable the subsequent consummation of the Merger, in order to consummate the Transaction, without impacting the restrictive clauses of the Natura Cosméticos’s financial commitments.

The Merger of Shares shall also improve corporate governance by forming a pure holding company to hold stakes in the companies that form Natura Group's business units, within a governance model that will preserve the autonomy of each business and brand while implementing the current interdependent business model.

Merger

Upon the Transaction’s consummation, is expected that Natura &Co will become the fourth biggest exclusive beauty group of its sector worldwide upon the combination of companies with strong commitment to the generation of positive social impact and female empowerment.

This combination creates a multi-brand and multi-channel group of excellence in cosmetics, with direct connection to consumers. Together, the companies shall occupy a leadership position in sales by relation, in addition to growing digital strength. With Avon, is expected that Natura &Co will have an annual revenue greater than USD 10 billion1, over 40 thousand workers and presence in one hundred countries.

The combination of businesses shall create opportunity to accelerate growth, increasing investments in digitalization, product innovation and marketing, enabled due to an industrial logic, as well as to capture meaningful synergies in the duties of supply, manufacture, distribution and administrative matters, especially in Brazil and Latin America

The combination of the shareholdings of Natura and Avon shall occur in a company with shares listed in the New Market at B3 and ADRs listed in the NYSE.

b.	Costs.

The Company’s management estimates that the Transaction delivery costs it will bear, including the Merger of Shares and the Merger, shall be approximately three hundred and forty nine million (BRL 349,000,000.00), which includes the costs with appraisals, legal and other advisory services, disclosures and other related expenses.

_______________

1 Based on the Company's and Avon's 2018 historical financial statements, disregarding adjustments to accounting practices or consolidation. In accordance with the current practices, the Company's gross revenue is defined as “invoiced revenue, net of pre-sales tax returns” and Avon's gross revenue is defined as “net revenue after sales tax, plus returns”. The amounts have been converted to US dollars based on the average currency exchange rate for 2018.

c.	Risk factors.

The Companies are not aware of significant risks arising solely from the consummation of the Merger of Shares and/or the Merger. In the best understanding of the Company, the success of the business combination with Avon will depend primarily on Natura & Co's ability to realize growth opportunities and cost savings resulting from the combination of Natura’s and Avon’s businesses. If such purposes are not successfully reached, the benefits expected from the Merger of Shares and/or the Merger may not be fully seen or may take longer than expected to be seen. There are the natural price variation risks for Natura &Co’s shares after the Merger consummation, which are inherent to the capital market and incurred by all Natura &Co’s shareholders.

For further information, it is recommended to read the sections “Risk Factors - Risks Related to the Operation” and “Risk Factors - Risks Related to the Combined Company After Completion of the Operation” of Form F-4. A copy of such sections are attached to this Management Proposal as Exhibit XIII.

d.	In the case of a related party transaction, possible alternatives that could have been used to achieve the same purposes, indicating the reasons why these alternatives were discarded.

Merger of Shares

The Merger of Shares, with migration of the shareholding to one pure holding company, was the solution found to acquire Avon, which indebtedness level, if added to Natura Cosméticos’s indebtedness, would result in violation to the restrictive clauses in Natura Cosméticos’s financial commitments.

Natura &Co’s constitution allowed the obtainment of financing commitments before Banco Bradesco S.A., New York Branch; Citigroup Global Markets Inc.; and Itaú Unibanco S.A., Nassau Branch, in the main aggregate amount of up to USD 1.6 billion, in order to finance the compensation to be paid to the holders of Avon’s C Series Preferred Shares, as well as certain payments which may become due as a result of the transactions described above, within the scope of certain existing financings of Avon. As of the present date, the aggregate principal amount of the financing commitment with these financial institutions has been reduced to US $ 625.5 million.

Other alternatives for the voluntary migration of the shareholding to Natura &Co, by means of a share contribution in a capital increase or public swap offer, would entail the risk of dividing the shareholding into more than one listed company, negatively affecting the future enjoyment of the businesses combination synergies set forth in the Transaction, as well as the future liquidity and subsequent valuation of the combined company’s shares.

Merger

Not applicable to the Merger authorization, as it is a transaction between independent parties.

e.	Exchange ratio.

Merger of Shares

Subject to the terms and conditions of the Protocol and Justification for the Merger of Shares, with the consummation thereof, new common shares shall be issued, in favor of the Company’s shareholders, by Natura &Co, to be traded in the New Market segment at B3, in replacement of the shares issued by the Company they previously held. The number of new common shares issued by Natura &Co, to be attributed to the Company’s shareholders, shall be based on the exchange ratio of the Merger of Shares (“Merger of Shares Exchange Ratio”).

The Merger of Shares Exchange Ratio shall correspond to one (1) common share issued by Natura &Co for each common share issued by the Company. There will therefore be no fraction of shares in the Merger of Shares.

There will be no exercise of stock options and restricted shares until the Date of Consummation of the Merger of Shares.

The Company’s shares to be incorporated into Natura &Co will be valued at their respective book value.

Merger

As negotiated and agreed on the Agreement, and subject to the terms and conditions set forth in the Protocol and Justification for the Merger (including the fulfillment or waiver, as the case may be, of the suspensive conditions), with the consummation of the Merger, and subject to the adjustments set forth in Section 2.08 (Adjustments) of the Agreement, Merger Sub I’s shareholders will receive zero point three (0.300) ADRs or, if they elect so, zero point six (0.600) common shares issued by Natura &Co in replacement for each one (1) common share issued by Merger Sub I which they hold on the Merger of Shares date (“Merger Exchange Ratio”).

The Merger Exchange Ratio agreed in the Agreement considers the replacement of each one (1) Avon outstanding common share by one (1) Merger Sub I common share, as a result of the merger of Merger Sub II into Avon, so that, at the end of the Transaction, that is, upon Merger consummation, Avon’s shareholders shall receive common shares issued or ADRs by Natura &Co in replacement of each one (1) common share issued by Avon held immediately before the merger of Merger Sub II into Avon, pursuant to the Merger Exchange Ratio.

The Merger Exchange Ratio is already adjusted to reflect the share bonus made by the Company, at the rate of one (1) bonus share for each one (1) common share already held on the base date of September 17, 2019 (and reflected in the amount of Natura &Co’s shares immediately before the Merger), and it shall be once again adjusted pursuant to Section 2.08 (Adjustments) of the Agreement, in case another change in the number of shares of Avon’s or Natura &Co’s, the Company’s, Merger Sub I’s or Merger Sub II’s capital occurs, for any and all developments, groupings and share bonus or any other similar event in each case as provided in Section 2.08.

Avon’s shareholders shall receive the shares issued by Natura &Co as American Depositary Shares (“ADSs”) of Natura &Co, evidenced by American Depositary Receipts (“ADRs”) listed in the New York Stock Exchange (“NYSE”). Considering that the ADRs Program Level II sponsored by Natura &Co will set forth that each ADR by Natura &Co shall be comprised by (2) common shares issued by Natura &Co, in replacement of each one (1) common share issued by Avon, each Avon shareholder shall receive zero point three (0.300) ADR by Natura &Co. Notwithstanding, Avon’s shareholders will have the choice to directly receive zero point six (0.600) common shares issued by Natura & Co for each Avon share, rather than ADRs.

The replacement process of Avon’s shares by Merger Sub I’s shares due to the merger of Merger Sub II into Avon and subsequent replacement of Merger Sub I’s shares for Natura &Co’s ADRs or shares shall be made by means of an exchange agent, under the Agreement, particularly Section 2.03 (Conversion of Shares), Section 2.04 (Surrender and Payment) and Section 2.05 (Fractional Shares).

Any fractions of shares, ADSs or ADRs arising from the Merger shall be grouped in whole numbers in order to then be sold as ADRs in the NYSE or as shares on the B3, pursuant to the procedure set forth in Section 2.05 (Fractional Shares) of the Agreement. The amounts appraised in such sale, as applicable, shall be provided net of taxes to the former Avon’s shareholders, proportionally, in accordance with Section 2.05 (Fractional Shares) of the Agreement.

f.	In transactions involving controlling companies, controlled companies or companies under common control:

i.	Share replacement ratio calculated pursuant to article 264 of Law No. 6,404/1976.

ii.	Detailed description of the trading process of the replacement ratio and other terms and conditions of the transaction.

iii.	If the transaction has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of interest in a controlling block:

•	Comparative analysis of the replacement ratio and the price paid in the control acquisition.

•	Reasons justifying any appraisal differences in the distinct transactions

iv.	Justification of why the replacement ratio is commutative, with a description of the procedures and criteria adopted to guarantee the commutativity of the transaction or, if the replacement ratio is not commutative, payment detail or equivalent measures adopted to ensure adequate compensation.

Merger of Shares

In relation to the Merger of Shares, pursuant to Official Letter/CVM/172/2019/CVM/SEP/GEA-4, dated September 11, 2019, CVM waived, based on the decision issued by the CVM Board at a meeting held on August 27, 2019, the preparation of appraisal reports pursuant to Article 264 of Corporation Law.

The Merger of Shares Exchange Ratio was also evaluated and approved by an Independent Special Committee, constituted with the task of reviewing and negotiating the share exchange ratio in the Merger of Shares and submitting its recommendations to the Company’s Board of Directors, in order to comply with Guidance Opinion of the Brazilian Securities Commission (“CVM”) No. 35, dated September 1, 2008, and to protect the interests of minority shareholders.

The recommendation of the Independent Special Committee constitutes Exhibit V to this Management Proposal.

Merger

In relation to the Merger, Item 5(f) and sub-items above do not apply, given that the Merger involves independent parties.

6.       Copy of the minutes of all meetings of the board of directors, fiscal council and special committees where the transaction was discussed, including any dissenting votes.

The minutes of all meetings of the Company’s Board of Directors and the Independent Special Committee where the Merger of Shares and the Merger were discussed and approved constitute Exhibit VI to this Management Proposal.

7.       Copy of studies, presentations, reports, statements, opinions or appraisal reports of the companies involved in the transaction made available to the controlling shareholder at any stage of the transaction.

The Appraisal Report of Natura Cosméticosand the Merger Sub I Appraisal Report are attached to the Merger of Shares Protocol and Justification and to the Merger Protocol and Justification, respectively.

7.1.       Identification of possible conflicts of interest between financial institutions, companies and professionals who may have prepared the documents mentioned in item 7 and the companies involved in the transaction.

Not applicable.

8.       Bylaws Project or changes to the bylaws of the companies resulting from the transaction.

Natura &Co’s restated Bylaws draft, including the proposed changes in highlight, is attached hereto (Exhibit VIII). It is worth highlighting that Natura &Co’s share capital, immediately prior to the Merger, shall be determined only after the Equity Reserve Capitalization, as described in item 2 of the Management Proposal and in the Protocols and Justifications for the Merger of Shares and the Merger. The Company’s Bylaws shall not be amended.

The main differences between Natura &Co’s Bylaws and Natura’s current Bylaws are:

•	increase in the maximum number of members of the Board of Directors, which goes from eleven (11) to thirteen (13) members and alteration of the term of office from two (2) years to one (1) year at the most (Article 16 of Natura &Co’s bylaws);

•	decrease in the minimum number of members of the Board of Officers, which goes from four (4) to at least two (2) members and maximum of eight (8) members (Article 21 of Natura &Co’s bylaws);

•	creation, as set forth in the bylaws, of the Audit, Risk Management and Financial Committees (inclusion of Article 26 of Natura &Co’s bylaws);

•	prohibition for the positions of Executive Chairman and CEO to be held by the same person (paragraph 6 of Article 18 of Natura &Co’s bylaws);

•	indemnification agreement for the managers (Article 27 of Natura &Co’s bylaws); and

•	changes to the current New Market Regulations.

A comparative table of the main differences between Natura & Co's bylaws and the Company's current bylaws is provided in Exhibit IX.

As part of the process of joining B3's Novo Mercado, Natura & Co's Board of Directors approved the following policies and bylaws:

•	Corporate Risk Management Policy

•	Related Party Transaction Policy and Conflict of Interest Management

•	Administrator Remuneration Policy

•	Administrator Referral Policy

•	Information Disclosure and Securities Trading Policy

•	Code of Conduct

•	Bylaws of the Administrative Board

•	Bylaws of the Audit, Risk Management and Finance Committee

Natura & Co's management is currently composed (i) on its Board of Directors by Mrs. Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Roberto de Oliveira Marques; and (ii) on its Executive Office, by Mrs. José Antonio de Almeida Filippo, for the position of Chief Financial and Investor Relations Officer, and Itamar Gaino Filho, for the position of Legal and Compliance Officer.

The following individuals, Silvia Freire Dente da Silva Dias Lagnado, Carla Schmitzberger, Gilberto Mifano, Fabio Colletti Barbosa and Jessica DiLullo Herrin and Ian Martin Bickley, have been elected to the Natura &Co Board of Directors, but have not yet been sworn in. Thus, upon the completion of the Merger of Shares, Natura &Co's Board of Directors will have the same composition as the current Natura Cosméticos Board of Directors.

For further information, it is recommended to read the Natura & Co Reference Form.

9.       Financial statements used for the purposes of the transaction, under the terms of the specific rule.

In compliance with article 6 of CVM Rule No. 565/15, the companies’ managements also prepared and provided to their shareholders: (i) Natura &Co’s financial statements on June 30, 2019, accompanied by an audit report by KPMG Auditores Independentes; (ii) Natura Cosméticos' financial statements at December 31, 2018 and June 30, 2019, accompanied by the audit reports and special review reports by KPMG Auditores Independentes, respectively; (iii) unaudited pro forma condensed financial statements of Merger Sub I and Avon for the balance sheet as of June 30, 2019 and the income statements for the six-month periods ended on June 30, 2019, accompanied by a report of reasonable assurance of KPMG Auditores Independentes; (iv) Merger Sub I’s financial statements on June 30, 2019, accompanied by an audit report by Grant Thornton Auditores Independentes; and (iv) Avon’s Financial Statements on December 31, 2018 and June 30, 2019, accompanied by the audit report and review report, respectively, by PricewaterhouseCoopers LLP2; and (v) Avon’s financial statements on December 31, 2018 and June 30, 2019, accompanied by a special review report by PricewaterhouseCoopers Auditores Independentes, available in Exhibits IV-A, IV-B, IV-C, IV-D and IV-E and IV-F in this Management Proposal

10.        Pro forma financial statements prepared for the purposes of the transaction, pursuant to the specific rule.

In compliance with article 7 of CVM Rule No. 565/15, the companies’ managements prepared and provided to their shareholders pro forma consolidated financial information of Natura &Co, considering the effects of the Merger of Shares and the Merger, as of December 31, 2018 and

__________________

2 Avon's independent registered public accounting firm has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Avon's independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto (including with respect to Exhibit VII). The reports of Avon's independent registered public accounting firm included in this document relates to Avon's previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so (including with respect to Exhibit VII).

June 30, 2019, accompanied by a reasonable assurance report by KPMG Auditores Independentes, available in Annex III to this Management Proposal.

11.       Document containing information on directly-involved companies other than publicly-held companies, including:

Regarding Merger Sub I, this item is not applicable, since it is not necessary to provide the information referred to in this item regarding companies that satisfy the following conditions: (i) not to have liabilities of any nature; and (ii) to have, as assets, solely shares of other companies involved in the transaction, such as is the case of Merger Sub I.

Although Avon is not a company directly involved in the Merger, we present in Exhibit XII the information made available to us by Avon.

12.       Description of the capital and control structure after the transaction, pursuant to item 15 of the reference form.

15.1 / 15.2 - Corporate Position*

	Merger of Shares		Merger
Controlling Shareholders	Shares	%	Shares	%

ANTONIO LUIZ DA CUNHA SEABRA	199.151.684	23,00576408%	199.151.684	17,60141458%
LUCIA HELENA RIOS SEABRA	92	0,00001063%	92	0,00000813%
Subtotal	199.151.776	23,00577471%	199.151.776	17,60142271%

GUILHERME PEIRAO LEAL	99.342.778	11,47595877%	99.342.778	8,78010864%
RICARDO PEDROSO LEAL	45.349.492	5,23871902%	45.349.492	4,00807663%
FELIPE PEDROSO LEAL	45.349.492	5,23871902%	45.349.492	4,00807663%
Subtotal	190.041.762	21,95339680%	190.041.762	16,79626189%

FUNDO DE INVESTIMENTO MULTIMERCADO VEREDAS INVESTIMENTO NO EXTERIOR	20.641.378	2,38446727%	20.641.378	1,82432528%
PASSOS PARTICIPACOES S.A.	50.670	0,00585334%	50.670	0,00447831%
PEDRO LUIZ BARREIROS PASSOS	26.231.646	3,03024834%	26.231.646	2,31840408%
Subtotal	46.923.694	5,42056895%	46.923.694	4,14720767%

NORMA REGINA PINOTTI	35.156.064	4,06118642%	35.156.064	3,10716156%
VINICIUS PINOTTI	5.859.936	0,67693279%	5.859.936	0,51791258%
FABRICIUS PINOTTI	5.859.936	0,67693279%	5.859.936	0,51791258%
Subtotal	46.875.936	5,41505200%	46.875.936	4,14298673%

MARIA HELI DALLA COLLETA DE MATTOS	24.305.810	2,80777807%	24.305.810	2,14819493%
GUSTAVO DALLA COLLETTA DE MATTOS	4.367.930	0,50457804%	4.367.930	0,38604618%
FABIO DALLA COLLETTA DE MATTOS	4.367.930	0,50457804%	4.367.930	0,38604618%
Subtotal	33.041.670	3,81693416%	33.041.670	2,92028729%

Total Controlling Shareholders	516.034.838	59,61172661%	516.034.838	45,60816629%

Total of Shares Issued	865.659.942		1.131.452.720

*The numbers indicated above are estimated based on the shareholding position of October 10, 2019 and may change as described in the Merger Protocol and Justification and the Merger Protocol and Justification.

15.3 - Capital distribution

Date of the last meeting / Date of the latest change	September 3, 2019
Qty. of Individual Shareholders (Units)	3
Qty. of Legal Entity Shareholders (Units)	0
Qty. of institutional investors (Units)	0

	Current Situation	Merger of Shares	Merger
Quantity of Shares Outstanding Common Shares	0	348.939.652	614.762.430
Quantity of Shares Outstanding Preferred Shares	0	0	0
Total	0	348.939.652	614.762.430

15.4 - Flow chart of the shareholders and the economic group

15.5 - Shareholders’ agreement filed with the issuer’s principal place of business or to which the controlling shareholder is a party

Below is a description of the current Shareholders Agreement of the Company. As mentioned above, a Natura & Co’s Shareholders’ Agreement has been entered into substantially under the same terms and conditions.

a. parties

Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal, Pedro Luiz Barreiros Passos, Passos Participações S.A., Veredas Fundo de Investimento de Ações–Investimento no Exterior (adhered to the agreement on December 2017), Lucia Helena Rios Seabra (adhered to the agreement on February 2017), Felipe Pedroso Leal (adhered to the agreement on May 2019), Ricardo Pedroso Leal (adhered to the agreement on May 2019), Norma Regina Pinotti, Fabricius Pinotti, Vinicius Pinotti, Maria Heli Dalla Colletta de Mattos, Fabio Dalla Colletta de Mattos, Gustavo Dalla Colletta de Mattos

b. execution date

The Shareholders’ Agreement was executed on February 12, 2015.

c. effectiveness

Effective until February 12, 2025.

d. description of clauses related to exercise of voting rights and control power

Pursuant to clause nine of the Shareholders’ Agreement, the shareholders executing said Agreement undertake, by themselves and their successors at any rate, to exercise the voting rights attributed to the shares they hold in order to cause the obligations in the Shareholders’ Agreement to be fully complied with. The shareholders executing the agreement shall exercise their voting rights and control power in good faith and in order to assure that the Company’s activities be based on the following basic principles and premises (clause two): (i) our management shall be guided by ethical, experienced and independent professionals; (ii) our strategy shall be based on the principle of sustainable growth and in the exercise of our purpose of creation, aligned with our economic, social and environmental commitments; (iii) our transactions with related parties shall be conducted pursuant to the market conditions; (iv) our management shall seek high levels of profitability, effectiveness and competitiveness, always with the commitment of being a promoter of economic, social and environmental development and (v) except if authorized in writing by all Parties, the Company may not directly or indirectly hire as employee, worker or service provider for the Company and/or its subsidiaries the heirs and/or spouses of any of the Shareholders and Related Parties. In case of any non-compliance with the Shareholders Agreement, if the defaulting party(ies) do(es) not cure the found default within ninety (90) days, the voting rights in prior meetings for the shares held by the Defaulting Party(ies) shall be suspended, and the Parties not under default (“Compliant Parties”) shall call a Prior Meeting in order to suspend the voting rights of the Defaulting Party(ies). The suspension of voting rights of one of the Parties shall not entail the suspension of voting rights of the other Parties part of its Shareholder Block. Once said default is cured, the Shares of the Defaulting Party(ies) shall recover their voting rights on the Prior Meetings (clause 11, sole paragraph).

e. description of clauses related to the appointment of managers, members of statutory committees or people with managerial positions

Clause eight of the Shareholders’ Agreement deals with the Board of Directors. The shareholders executing the Agreement must always elect the greatest number of directors possible, in observance of the terms of the regulations applicable to the Company and its Bylaws. While Pedro Luiz Barreiros Passos, jointly with his spouse or heirs, directly or indirectly holds shares at a percentage of at least 3.33% and whenever the shareholders executing the Shareholders’ Agreement manage to elect more than two (2) members to the Company’s Board of Directors, such shareholders shall undertake to exercise their voting rights in the Company’s Prior Meeting and Meeting in order to assure that the third (3rd) member is Mr. Pedro Luiz Barreiros Passos. The shareholders executing the Agreement undertake to vote favorably to changing the Company’s bylaws in order to provide for its Board of Directors to be comprised of, at least, nine (9) and, at the most, eleven (11) members, of which, at least twenty percent (20%) shall be Independent Directors, elected for a term of office of up to two (2) years, reelection allowed.

f. description of clauses related to transfer of shares and right of first refusal for their acquisition

The Parties, for purposes of the Shareholders’ Agreement, are organized in five blocks (“Shareholder Blocks”), constituted by the Parties. Each Shareholder Block shall have one representative (“Block Representative”) and one deputy thereof (“Deputy Representative”). It is incumbent upon the Block Representative: (a) to represent the Shareholder Block in relations with the other Blocks; (b) to represent the Shareholder Block at Prior Meetings, including with powers to vote and resolve on any and all matters discussed therein; and (c) to represent the Shareholder Block, as well as each of its members, in the exercise of all rights and compliance with all obligations set forth herein. The Shareholders’ Agreement shall be immediately and automatically terminated in relation to all Parties members of a Shareholder Block in case the Shares bound to such Shareholder Block start representing an interest smaller than three point thirty-three (3.33%) of the Shares.

The Shareholders’ Agreement also sets forth that:

•	Share Disposal may only occur in full compliance with the Shareholders’ Agreement and provided that the acquirer or assignee subscribes it, with no restrictions, by means of execution of the term of adhesion, except if decided otherwise, as per the procedure set forth in the Shareholders’ Agreement.

•	Shareholders wishing to Dispose of their Shares, in whole or in part (“Offering Party”), undertake to firstly draft, in good faith, a written binding and irrevocable offer, including the price to be paid and the description of the number of offered shares and, thereafter, by means of the Block Representative(s) representing them, to notify the other Parties of the other Shareholder Blocks, which must be notified by means of the Representatives of their respective Shareholder Blocks, in writing, of their intention to Dispose of Shares (“Offer Notice”) and to grant such Parties (“Offered Parties”) right of first refusal in the acquisition of the Shares. The exercise of the right of first refusal by the Offered Parties shall be expressed in writing and exclusively by means of the Block Representative(s) representing such Offered Parties’ blocks, within sixty (60) days, counted from the receipt of the Offering Party’s notice.

•	In case any Legal Entity Shareholder object of any Interest Disposal has, for any reason, any liabilities or contingencies, the Party(ies) exercising the right of first refusal set forth in this Clause shall have the right to deduct from the acquisition price included in the offer carried out for the Interest Disposal the amount corresponding to such liabilities or any contingencies not related to the Shares or the Company, regardless of the probability of loss or materialization of such liabilities or contingencies. In case of divergence regarding the amounts of such liabilities or contingencies, the Party(ies) exercising the right of first refusal set forth in this Clause and the Legal Entity Shareholder appoint an expert audit firm, in order to determine the amount of such liabilities.

•	Any Shareholder Block Representative may unbind Unbindable Shares of all Parties constituting its Shareholder Block, in observance of the same ratio between them (considering the number of Shares held by each Party), in order to sell them at any stock exchange, at any time and to anyone, during each effective year of this Shareholders’ Agreement, provided that there is communication, in writing, to the other Shareholder Block Representatives of the intention to sell such Shares in any stock exchange and that the latter are given a not subject to extension term of ten (10) consecutive days to pay the Market Price for all Shares that the Parties wish to sell. The unbinding of Unbindable Shares may be exceptionally performed non-ratably between the Parties of a Shareholder Block, in case it is unanimously approved by the Parties of such Shareholder Block.

•	in case the shareholders executing the Shareholders’ Agreement decide to dispose to any third parties shares representing a quantity equal or greater than ten percent (10%) of all Shares, the other shareholders executing the Shareholders’ Agreement shall be entitled to jointly dispose of the Shares they hold, ratably to the Shares held by the Offering Party being disposed of in the transaction; and

•	prior to each of the Company’s general meetings, a Prior Meeting shall be called and held in order to discuss each of the matters in the agenda of the former, which only the Block Representatives shall attend. The decisions approved in the Prior Meeting shall bind the votes of all Parties in the respective general meeting, and the Parties must vote as blocks in the general meeting pursuant to such decisions, including with the Free Shares they may hold.

g. description of the clauses restricting or binding the voting rights of members of the board of directors or other inspection and control bodies

Item not applicable to the Company.

h. miscellaneous

Item not applicable to the Company.

15.6 - Material changes in the interests held by the controlling group members and senior managers of the issuer

In the last three financial years, the following changes have occurred:

Lisis Participações S.A.

The shareholders of Lisis Participações SA (“Lisis”) approved two capital reductions of the respective company, one in September 2016 and one in August 2017, so that the reduced capital was returned to the Company's shareholders, Mr. Antonio Luiz da Cunha Seabra and Mrs. Lucia Helena Rios Seabra, by means of a donation in payment of shares issued by the Company held by Lisis. Therefore, there was no alteration in the total number of shares of this Shareholders Block. In view of such situation, this Shareholder Block is currently comprised of the following parties:

•	Antonio Luiz da Cunha Seabra

•	Lucia Helena Rios Seabra

Passos Participações S.A.

In 2016, the members of the Passos transferred part of their shares to Itatiaia Multimercado Fundo de Investimento - Investimento no Exterior (“Fundo Itatiaia”), with Mr. Guilherme Ruggiero Passos and Mrs. Patrícia Ruggiero Passos transferring all of their shares and Mr. Pedro Luiz Barreiros Passos transferring part of his shares.

In 2017, there was a transfer of shares so that Fundo Itatiaia left the corporate structure of the Company giving way to FIA Veredas.

In view of such situation, this Shareholder Block comprises the following parties:

•	Passos Participações S.A.

•	Pedro Luiz Barreiros Passos

•	FIA Veredas Investimento no Exterior

Mattos Family

In October 2016, the estate of Ronuel Macedo de Mattos was approved, so this Shareholder Block was constituted of the following parties:

•	Maria Heli Dalla Colletta de Mattos

•	Gustavo Dalla Colletta de Mattos

•	Fábio Dalla Colletta de Mattos

Pinotti Family

In January 2016, the common shares held by the estate of Anizio Pinotti issued by the Company were transferred to his widow and heirs due to the court ratification of Anizio Pinotti’s will. In view of such situation, this Shareholder Block now comprises the following parties:

•	Norma Regina Pinotti

•	Vinicius Pinotti

•	Fabricius Pinotti

Utopia Participações S.A.

In June 2018, Utopia Participações S.A. conducted a share capital decrease, with delivery of all the shares issued by the Company it held, to Guilherme Peirão Leal, Felipe Pedroso Leal and Ricardo Pedroso Leal. In view of such situation, this Shareholder Block is comprised of the following parties:

In view of such situation, this Shareholder Block is comprised of the following parties:

•	Guilherme Peirão Leal

•	Felipe Pedroso Leal

•	Ricardo Pedroso Leal

15.7 - Main corporate transactions

a. event

Aesop and The Body Shop Acquisition.

b. main business conditions

On December 20, 2012, the Company entered into a purchase and sale agreement for the acquisition, subject to preceding conditions, of 65% of Emeis Holdings Pty Ltd., an Australian manufacturer of cosmetics and premium beauty products operating under brand “Aesop” in Australia, Asia, Europe, Latin America and North America. In subsequent years, Natura Cosméticos S.A., by means of its subsidiary Natura Australia Pty Ltd (“Natura Australia”), proceeded to make new share purchases from Emeis’s minority shareholders. In December 2016, Natura Cosméticos S.A. became the holder of 100% of Emeis’s capital.

On June 26, 2017, Natura (Brasil) International B.V., a subsidiary of the Company existing under the laws of the Netherlands and with operations abroad, and L’Oréal S.A. (“Seller”) entered into a purchase and sale agreement for 100% of the shares issued by The Body Shop International Plc (“The Body Shop”) and its subsidiaries’ group, held by Seller (share purchase agreement).

On August 10, 2017, all regulatory authorizations required to approve the acquisition of The Body Shop International Plc (“The Body Shop”) by Natura (Brasil) International B.V. were obtained, including the approvals by the antitrust authorities in Brazil and in the United States of America. Thus, all conditions precedent to the transaction’s consummation were fulfilled, as set forth in the share purchase agreement entered into by Seller and Natura (Brasil) International B.V. on June 26, 2017.

On September 07, 2017, in London, the closing of the transaction contracted in the share purchase agreement entered into by Seller and Natura (Brasil) International B.V. was performed, thus resulting in the acquisition by Natura (Brasil) International B.V. of 100% of the shares issued by The Body Shop, previously held by Seller.

c. companies involved

The Company and Emeis Holdings Pty Ltd.

Natura (Brasil) International B.V. and The Body Shop International Plc)

d. effects of the transaction on the shareholding structure, especially on the interest held by the controlling shareholder, shareholders with more than 5% of the share capital and the managers of the issuer

There were no effects in relation to the Company’s shareholders, since both transactions were corporate control acquisitions, with no exchange ratio between the acquired assets and the shares issued by the Company.

e. ownership structure before and after the transaction

The Aesop and The Body Shop acquisitions did not cause any alterations in the Company's corporate structure, as both operations were acquisitions of shareholding control without any exchange relationship between the acquired assets and the shares issued by the Company.

f. mechanisms used to guarantee equal treatment among the shareholders

Not applicable, since such transactions do not involve the Company’s corporate interest.

15.8 – Other relevant information

N/A.

13. Number, class, kind and type of the securities of each company involved in the transaction held by any other companies involved in the transaction or by persons related to those companies, as defined by the rules addressing the public offer for the acquisition of shares.

Natura &Co holds no shares of Natura Cosméticos. However, on the date of the general meeting for the Merger of Shares, due to the Contribution of the Controlling Shareholders, Natura &Co shall hold four hundred and ninety-five million, three hundred and ninety-three thousand, four hundred and sixty (495,393,460) common registered book-entry shares of the Company with no par value.

Natura &Co holds one hundred (100) shares issued by Merger Sub I.

14.       Exposure of any of the companies involved in the transaction, or people related thereto, as defined by the rules addressing the public offer for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the transaction.

Not applicable.

15.       Report encompassing all businesses conducted in the past six (6) months by the people indicated below with securities issued by companies involved in the transaction:

In relation to the Company:

a.       Companies involved in the transaction

i.	Private purchase transactions

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

ii.	Private sale transactions

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

iii.	Purchase transactions on regulated markets

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

iv.	Sale transactions on regulated markets

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

Not applicable.

b.       Parties related to companies involved in the transaction

i.	Private purchase transactions

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

ii.	Private sale transactions

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

iii.	Purchase transactions on regulated markets

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

iv.	Sale transactions on regulated markets

• average price

• number of shares involved

• securities involved

• percentage in relation to the class and kind of security

• other relevant conditions

Not applicable, except for exercise of options and restricted shares, as well as sale of shares in the market by the Company's managers, as reported in the information disclosure form regarding the negotiations of the managers and related persons, referred to in Article 11 CVM Instruction 358/02.

In relation to Natura &Co:

a.       Companies involved in the transaction

i.	Private purchase transactions

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

ii.	Private sale transactions

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

iii.	Purchase transactions on regulated markets

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

iv.	Sale transactions on regulated markets

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

Not applicable.

b.       Parties related to companies involved in the transaction

i.	Private purchase transactions

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

ii.	Private sale transactions

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

iii.	Purchase transactions on regulated markets

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

iv.	Sale transactions on regulated markets

•	average price

•	number of shares involved

•	securities involved

•	percentage in relation to the class and kind of security

•	other relevant conditions

Not applicable.

16.       Document by which the Independent Special Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35 of 2008.

The recommendation of the Independent Special Committee constitutes Exhibit V to this Management Proposal.

***

Exhibit I-B to the Management Proposal

EXHIBIT 21 TO CVM RULE No. 481/09

APPRAISAL REPORTS

In compliance with the provisions in article 21 of CVM Rule No. 481/09, the Company’s management provides the following information in order to hold the Company’s Extraordinary General Meeting, on November 13, 2019:

1.             List the appraisers recommended by the management

KPMG Auditores Independentes, a company established in the city of São Paulo, at Rua Arquiteto Olavo Redig de Campos, nº 105, Torre A, 6º, 7º, 8º, 11º e 12º andares, Vila São Francisco, CEP 04.711-904, enrolled with the CNPJ/ME under No. 57.755.217/0001-29, was chosen by the managements of Natura &Co and the Company to proceed with the preparation of the Appraisal Report of Natura Cosméticos, for purposes of the Merger of Shares, under article 227 of the Corporations Act.

Ernst & Young Assessoria Empresarial Ltda., a company established in the city of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1909. Torre Norte – 10º andar, CEP 04543-0111, enrolled with the CNPJ/ME under No. 59.527.788/0001-31, was chosen by the managements of Natura &Co and Merger Sub I to proceed with the preparation of the Merger Sub I Appraisal Report, for purposes of the Merger, under article 227 of the Corporations Act.

2.             Describe the qualification of the recommended appraisers

KPMG Auditores Independentes and Ernst & Young Assessoria Empresarial Ltda. were appointed by the managements of the companies involved due to their experience in the performance of said services.

KPMG Auditores Independentes is responsible for the independent audit of Natura Cosméticos and is part of a global network of independent audit firms, operating in several countries worldwide, in the areas of Audit, Tax and Advisory for public and private organizations, helping them identify risks and enjoy opportunities. The responsible technician is registered before the CNAI - National Independent Auditors Register.

Ernst & Young Assessoria Empresarial Ltda. is part of global network EY, a global leader in Audit, Taxes, Corporate Transactions and Advisory services. With over 260,000 employees in 150 countries, EY serves start-up customers for large multinationals. Through the Transactions area, EY provides Due Diligence and other Corporate Finance services (Mergers and Acquisitions, Project Finance, Strategy, Valuation, Modeling and Economics Advisory.) In Brazil, EY's valuation team has more 100 professionals with extensive experience conducting business or asset appraisals for clients requiring robust and transparent appraisals that support corporate, regulatory or accounting requirements

3.             Provide a copy of the work and compensation proposals of the recommended appraisers

A copy of the work and compensation proposal for said expert companies is included in Exhibit VII.

4.             Describe any relevant existing relationship in the last three (3) years between the recommended appraisers and the parties related to the Company, as defined by the accounting rules on the matter

Not applicable.

***

Exhibit I-C to the Management Proposal

EXHIBIT 20 TO CVM RULE NO. 481/09

RIGHT TO WITHDRAW

1.	Describe the event which entailed or shall entail the withdrawal and its legal grounds

Pursuant to articles 252, paragraph 2, and 137, paragraph 1, of the Corporations Act, due to the Merger of Shares, the right of withdrawal will be guaranteed to the Company’s shareholders who do not vote in favor of the Merger of Shares, abstain from voting or do not attend the relevant Extraordinary General Meeting, provided that they expressly state their intention to exercise the right of withdrawal, within thirty (30) days from the date of publication of the minutes of the extraordinary general meeting approving the Merger of Shares.

2.	Inform the shares and classes to which the right to withdraw applies

The right to withdraw shall be applicable to all the Company’s common shares.

3.	Inform the date of the first publication of the call notice for the meeting, as well as the communication date of the material fact pertaining to the resolution which gave or shall give rise to the withdrawal

The Material Fact was published on May 22, 2019, prior to the date of the first publication of the meeting convening notice, which shall be published in Empresas.NET System, pursuant to CVM Deliberation 829/19 on October 11, 2019, the Official Gazette of the State of São Paulo and Valor Econômico on October 15, 2019.

4.	Inform the term to exercise the right to withdraw and the date considered for purposes of establishing the shareholders entitled to such right

The right of withdrawal will be guaranteed to the Company’s shareholders who do not vote in favor of the Merger of Shares, abstain from voting or do not attend the relevant Extraordinary General Meeting, and that expressly state their intention to exercise the right of withdrawal, within thirty (30) days from the date of publication of the minutes of the Extraordinary General Meeting approving the Merger of Shares. The dissenting shareholders will be entitled to the redemption of the shares they provenly and uninterruptedly held, from May 22, 2019 (including such date) until the effective date of the exercise of the right of withdrawal, as well as the bonus shares attributed to those shares in the Extraordinary General Meeting held on September 17, 2019.

5.	Inform the reimbursement amount per share or, in case it is not possible to prior determine it, the management’s estimation for such amount

The amount to be paid as reimbursement for the value of the shares will be equivalent to the net equity value of the Company’s share on December 31, 2018, as per the financial statements of the Company approved at the Ordinary General Meeting held on April 12, 2019, adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, which corresponds to two point nine seven two eight four five one three eight Reais (BRL 2,972845138) per share, without prejudice to the right to draw up a special balance sheet, pursuant to applicable law.

6.	Inform the calculation manner for the reimbursement amount

The amount to be paid as reimbursement for the value of the shares will be equivalent to the net equity value of the Company’s share on December 31, 2018, as per the financial statements of the Company or Natura Cosméticos approved at the Ordinary General Meeting held on April 12, 2019, adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019

7.	Inform whether the shareholders will be entitled to request the draw-up of the special balance sheet

The shareholders shall be entitled to draw up a special balance sheet, under the applicable legislation.

8.	In case the reimbursement amount is determined by means of appraisal, list the experts or expert companies recommended by the management

Not applicable

9.	In case of merger, merger of shares or consolidation involving controlling companies, controlled companies or companies under common control

a.	Calculate the share replacement ratios based on the net equity amount at market prices or another criterion accepted by CVM

b.	Inform whether the share replacement rations set forth in the transaction’s protocol are less advantageous than the ones calculated under item 9(a) above

c.	Inform the share replacement ratio based on the net equity amount at market prices or another criterion accepted by CVM

In relation to the Merger of Shares, pursuant to Official Letter172/2019/CVM/SEP/GEA-4, dated September 11, 2019, CVM waived, based on the decision issued by the CVM Board at a meeting held on August 27, 2019, the preparation of appraisal reports on the equity of the two companies involved at market prices, set forth in article 264 of Corporation Law.

10.	Inform the equity amount of each share appraised pursuant to the last approved balance sheet

Two point nine seven two eight four five one three eight Reais (BRL 2,972845138)

11.	Inform the quotation for each class or kind of shares to which the withdrawal applies in the markets where they are traded, listing:

i. Minimum, average and maximum quotation for each year, over the last three (3) years

ii. Minimum, average and maximum quotation for each quarter, over the last two (2) years

iii. Minimum, average and maximum quotation for each month, over the last six (6) months

iv. Average quotation over the last ninety (90) days

Before Capitalization	Minimum	Maximum	Average	After Capitalization	Minimum	Maximum	Average
i. Minimum, average and maximum quotation for each year, over the last three (3) years				i. Minimum, average and maximum quotation for each year, over the last three (3) years
2016	21.30	33.71	27.51	2016	10.7	16.86	13.75
2017	22.47	35.45	28.96	2017	11.2	17.73	14.48
2018	26.05	45.00	35.53	2018	13.0	22.50	17.76
ii. Minimum, average and maximum quotation for each quarter, over the last two (2) years				ii. Minimum, average and maximum quotation for each quarter, over the last two (2) years
1T17	22.47	29.01	25.74	1T17	11.24	14.51	12.87
2T17	25.70	35.45	30.58	2T17	12.85	17.73	15.29
3T17	22.59	34.92	28.76	3T17	11.30	17.46	14.38
4T17	27.95	33.06	30.51	4T17	13.98	16.53	15.25
1T18	30.92	37.10	34.01	1T18	15.46	18.55	17.01
2T18	29.60	37.79	33.70	2T18	14.80	18.90	16.85
3T18	26.05	31.26	28.66	3T18	13.03	15.63	14.33
4T18	27.54	45.00	36.27	4T18	13.77	22.50	18.14
iii. Minimum, average and maximum quotation for each month, over the last six (6) months				iii. Minimum, average and maximum quotation for each month, over the last six (6) months
March	40.10	49.15	44.63	March	20.05	24.58	22.31
April	43.85	52.35	48.10	April	21.93	26.18	24.05
May	49.99	61.50	55.75	May	25.00	30.75	27.87
June	55.83	59.70	57.77	June	27.92	29.85	28.88
July	55.09	61.17	58.13	July	27.55	30.59	29.07
August	60.50	66.94	63.72	August	30.25	33.47	31.86
September	64.10	73.10	68.60	September	32.05	36.55	34.30
iv. Average quotation over the last ninety (90) days				iv. Average quotation over the last ninety (90) days
July + August + September			63.48	July + August + September			31.74

Exhibit II-A to the Management Proposal Protocol and Justification for the Merger of Shares of Natura Cosméticos S.A. into Natura &Co Holding S.A.

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF SHARES OF NATURA COSMETICS S.A. BY NATURA &CO HOLDING S.A.

The directors of the companies qualified below, as well as their respective

Companies qualified below:

(a)       NATURA &CO HOLDING S.A., a corporation with head offices in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP: 05106-000, enrolled with the Brazilian Corporate Taxpayer Registry of the Ministry of Finance (CNPJ/ME) under No. 32.785.497/0001-97, herein represented pursuant to its Bylaws, hereinafter referred to as "Natura &Co"; and

(b) NATURA COSMÉTICOS S.A., a corporation headquartered in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, nº 1.188, Vila Jaguara, CEP: 05106-000, enrolled with the CNPJ/ME under No. 71.673.990.0001-77, herein represented pursuant to its Bylaws, hereinafter referred to as “Natura Cosméticos” and, together with Natura &Co, the “Companies” or “Parties”;

The Parties DECIDED, for the reasons and for the purposes described in detail below pursuant to Articles 252, 224 and 225 of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), to sign this Protocol and Justification of Merger of Shares (“Protocol and Justification of Merger of Shares”) for the purpose of merging the shares issued by Natura Cosméticos into and by Natura &Co (“Merger of Shares”), under the terms and conditions below:

I.         MERGER OF SHARES PROPOSAL AND JUSTIFICATION

1.1.     Merger of Shares Proposal. The Merger of Shares proposal is a stage of the corporate restructuring disclosed in the Material Fact of Natura Cosméticos dated May 22, 2019, in the context of the acquisition by Natura &Co of Avon Products, Inc., a company existing under the laws of New York (“Avon”), in a transaction involving an exchange of shares, which will result in the combination of the businesses, operations and shareholdings of Natura Cosméticos and Avon (the “Transaction”), pursuant to the terms of the Agreement and Plan of Mergers, as amended (the “Agreement”) entered into on May 22, 2019 between Natura &Co, Natura Cosmetics, Avon, Nectarine Merger Sub I, Inc., a company existing under the laws of Delaware (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a company existing under the laws of Delaware (“Merger Sub II”).

1.1.1.  The Transaction will comprise the following steps, the consummation of which will be subject to the applicable corporate approvals and the fulfillment of certain suspensive conditions, and all steps are intended to be coordinated so that their respective corporate approvals occur on the same date, in the following order:

a.        the controlling shareholders of Natura Cosméticos, who hold approximately 57.22% of the voting capital of Natura Cosméticos (“Controlling Shareholders”) will contribute to the capital increase of Natura &Co with (i) their shares issued by Natura Cosméticos, and (ii) a cash amount to be used for payment by Natura &Co of the income tax that may be due on the special equity reserve, recorded as the accounting effect of the increase, to the Company’s equity, of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the purposes of the contribution of shares issued by Natura Cosméticos to the Natura &Co’s capital stock (“Contribution of the Controlling Shareholders”). The Contribution of the Controlling Shareholders will be approved by the Controlling Shareholders at a special shareholders 'meeting of Natura & Co, to be convened for November 13, 2019. Iin the same special shareholders' meeting, the Controlling Shareholders will approve the capitalization, without issuing new shares, of part of the special equity reserve, classified together with the capital reserves, net of the income tax accruing on it, registered as accounting effect of the addition, to the equity of the Company, of the difference between the book value of Natura Cosméticos and the declaration acquisition cost used for the purposes of contribution of shares issued by Natura Cosméticos to Natura &Co’s corporate capital (“Equity Reserve Capitalization”). The total number of shares issued by Natura Cosméticos held by the Controlling Shareholders immediately prior to the Contribution of the Controlling Shareholders shall correspond to the same total number of Natura &Co shares held by the Controlling Shareholders immediately after the Contribution of the Controlling Shareholders, equivalent to 495,393,460 (four hundred and ninety-five million, three hundred and ninety-three thousand, four hundred and sixty) common, book-entry, registered shares with no par value;

b.        subject to the terms and conditions set out herein (including the satisfaction of Conditions Precedent set out in Clause 6.1 of this Protocol), all other shares of Natura Cosméticos not held by Natura &Co will be merged into Natura &Co, at the respective equity book value on the Base-Date, through the Merger, pursuant to the provisions described in this Protocol and Justification of Merger of Shares, and as a consequence, Natura Cosméticos will become a wholly-owned subsidiary of Natura &Co;

c.        following the steps above, Merger Sub II will be merged into Avon, with Avon being the surviving company and Avon’s shareholders will have the right to receive shares from Merger Sub I in exchange for Avon’s common shares, and Avon will become a wholly-owned subsidiary of and Merger Sub I; this merger will be governed by the laws of New York and Delaware, United States of America;

d.        in the last stage, Merger Sub I will subsequently be merged into Natura &Co with the consequent extinguishment and transfer of the entirety of its assets to Natura&Co and Natura & Co’s corporate capital will increase through the issuance of new shares of Natura & Co and/or the delivery of ADRs representing such shares or actual shares, if so elected by an Avon shareholder, to Avon's original shareholders, holders of the right to receive the shares of Merger Sub I’s shareholders; and

e.        as a result, Natura &Co will hold the totality of Avon’s and Natura Cosméticos’ shares.

1.1.2.  Natura &Co was listed as a publicly traded company in the category A of Issuers, before the Brazilian Securities and Exchange Commission (“CVM”). Natura &Co common shares to be issued to Natura Cosméticos shareholders as a result of the Merger of Shares will also be listed and traded on the New Market, a listing segment of B3 S.A. - Brazil, Bolsa and Balcão, in São Paulo (“B3”). In addition, Natura &Co has also obtained registration with the United States Securities and Exchange Commission (“SEC”) and will have American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) listed on the New York Stock Exchange (“NYSE”).

1.2.     Justification. The management of the Companies understand that the Merger of Shares is advantageous and serves the best interests of the Parties and their shareholders, in that:

(i) Corporate restructuring is advisable, for Natura Cosméticos to be owned by Natura & Co, enabling the subsequent integration with Natura & Co of Avon's shareholding base and operations, without resulting in an increase in Natura's debt rates; and

(ii) it will improve corporate governance by forming a pure holding company to hold stakes in the companies that form Natura Group's business units, within a governance model that will preserve the autonomy of each business and brand while implementing the current interdependent business model.

II.        EXCHANGE RATIO AND ADJUSTMENTS

2.1.     Exchange Ratio. The directors of the Companies evaluated the exchange ratio of the shares and agreed that the shareholders of Natura Cosméticos will receive one (1) common share issued by Natura &Co in replacement for each one (1) common share issued by Natura Cosméticos held by them on the Date of Consummation of the Merger of Shares (“Exchange Ratio”). There will therefore be no fraction of shares in the Merger of Shares.

2.1.1.  The Exchange Ratio was also evaluated and approved by an Independent Special Committee, constituted with the task of reviewing and negotiating the share replacement ratio in the Merger of Shares and submitting its recommendations to the Board of Directors, in order to comply with Guidance Opinion of the Securities and Exchange Commission (“CVM”) No. 35, dated September 1, 2008, and to protect the interests of minority shareholders.

2.1.2.  The Exchange Ratio will be submitted for approval by the shareholders of the Companies in the Special Shareholders' Meetings convened to resolve on the Merger of Shares.

2.2.     Adjustments. The Exchange Ratio shall be adjusted proportionally in the event of any change in the number of shares of the capital stock of Natura Cosméticos and Natura &Co, including any and all splits, reverse stock splits and stock bonuses and any other similar event prior to the Merger of Shares resulting in a change in the number of shares into which the capital stock of Natura Cosméticos or Natura &Co is divided, except for the Contribution of Controlling Shareholders, already considered in the Exchange Ratio. There will be no exercise of stock options and restricted shares until the Date of Consummation of the Merger of Shares.

III.       Base Date, Appraisal and Financial Information

3.1.	Base Date. The base date for the Merger of Shares will be December 31, 2018 (“Base Date”).

3.2.     Appraisal Criterion. Natura Cosméticos shares to be incorporated into Natura &Co will be valued at their respective book value.

3.3.     Appraisal Report. Subject to the provisions of Clause 4.4.1 below, KPG Auditores Independentes, a company with its principal place of business at Rua Arquiteto Olavo Redig de Campos, No. 105, Torre A, 6°, 7°, 8°, 11° e 12° andares, Vila São Francisco, CEP 04.711-904, enrolled with the Brazilian Corporate Taxpayer Registry of the Ministry of Finance (CNPJ/ME) under No.

57.755.217/0001-29 (the “Appraiser”) was hired to perform the valuation and determine the net equity book value of Natura Cosméticos on the Base-Date to the Natura Cosméticos' merger of shares into Natura &Co (“Appraisal Report of Natura Cosméticos”). The Appraisal Report of Natura Cosméticos constitutes Exhibit I to this Protocol and Justification of Merger of Shares, and the amounts specified therein are subject to review and approval by the shareholders of the Companies, pursuant to the law.

3.3.1.  Pursuant to Article 252, paragraph 1, of the Corporation Law, the appointment of the Appraiser shall be subject to ratification by the Annual Shareholders’ Meeting of Natura &Co that decides on the Merger of Shares.

3.3.2.  Natura Cosméticos will bear all costs related to hiring the Appraiser to prepare the Appraisal Report of Natura Cosméticos.

3.3.3.  The Appraiser stated that (i) there is no actual or potential conflict or communion of interests with the shareholders of the Companies, or with regard to the Merger of Shares; and (ii) the shareholders or directors of the Parties have not instructed, limited, hindered or performed any acts that have or may have jeopardized the access, use or knowledge of information, assets, documents or work methodologies that are relevant for the quality of its findings. The Appraiser was selected for the works described herein considering its extensive and well-known experience in preparing reports and evaluations of this nature.

3.3.4.  According to Official Letter 172/2019/CVM/SEP/GEA-4, dated September 11, 2019, CVM waived, based on the decision issued by the CVM Board at a meeting held on August 27, 2019, the preparation of appraisal reports on the equity of the two companies involved at market prices, provided for in art. 264 of Corporation Law.

3.4.     Value Ascribed to Equity. Pursuant to the Appraisal Report, the value ascribed to the shares of Natura Cosméticos to be merged by Natura &Co for purposes of the Merger of Shares is two point nine seven two eight fou five one three eight reais (BRL 2.972845138) per share, adjusted so as to reflect the share bonus, at the ratio of one (1) new share for each one (1) common share already held on the base date of September 17, 2019, approved at the special general meeting held on September 17, 2019.

3.5.     Property Variations. Asset variations in Natura Cosméticos between the Base Date and the date of the Merger of Shares will be exclusively supported by Natura Cosméticos and reflected in Natura &Co as a result of the application of the equity method of accounting.

IV.      Capital Increase and Grant of Equity Instruments

4.1.     Capital Increase. The Merger of Shares will result in the issuance of shares of Natura &Co for the total subscription price of one billion, one hundred million, seven hundred and forty four thousand, nine hundred and ten reais and seventy three cents (BRL 1,100,744,910.73), , corresponding to the value attributed to the shares of Natura Cosméticos to be merged by Natura & Co, supported by the Appraisal Report of Natura Cosméticos. From this total, the amount of three hundred and seventy million, two hundred and sixty six thousand, four hundred and eighty two reais (BRL 370,266,482.00) shall be destined to the stock capital account of the Company and the resulting seven hundred and thirty million, four hundred and seventy eight thousand, four hundred and twenty eight reais and seventy three cents (BRL 730,478,428.73).

4.1.1.  The capital stock of Natura &Co immediately prior to the Merger of Shares (i.e., after the Contribution of the Controlling Shareholders) will be divided into four hundred ninety-five million three hundred ninety-three thousand and four hundred sixty (495,393,460) common, book-entry, registered shares with no face value. The capital stock of Natura &Co immediately prior to the Merger of Shares will be determined only after the Equity Reserve Capitalization, the amount of which will be determined and recorded as the accounting effect of the contribution of shares issued by Natura Cosméticos at an amount lower than the book value, based on the equity method valuation of the investment, pursuant to article 248 of the Brazilian

Corporations Act.

4.1.2.  The capital stock of Natura Cosméticos on this date is one billion, seven hundred and twenty one million, nine hundred and eleven thousand and seventy reais and eighteen cents (BRL 1,721,911,070.18), divided into eight hundred and sixty-five million, eight hundred and eighteen thousand, onde hundred and forty (865,818,140) common, book-entry, registered shares with no par value, and there are no contracts or securities issued by it that entitle the subscription of new shares, except for the stock options and restricted shares referred to in Clause 4.5 below, as detailed in Exhibit II to this Protocol and Justification of Merger of Shares. Of the total shares issued by Natura Cosméticos mentioned above:

(i) four hundred ninety-five million, three hundred ninety-three thousand and four hundred sixty (495,393,460) shares will be, immediately prior to the Merger of Shares (i.e., after Contribution of the Controlling Shareholders), held by Natura &Co,

(ii) one hundred fifty-eight thousand one hundred nenty-eight (158,198) shares are held in treasury (and are proposed to be canceled as per Clause 6.1 below), and

(iii) three hundred seventy million, two hundred sixty six thousand and four hundred eighty two (370,266,482) shares are held by the other shareholders.

4.1.3.  Thus, as a result of the Merger of Shares, three hundred seventy million, two hundred sixty six thousand and four hundred eighty two (370,266,482) common shares issued by Natura &Co will be issued. There will be no exercise of stock options and restricted shares until the Date of Consummation of the Merger of Shares.

4.1.4.  In view of the above, the new shares of Natura &Co will be issued at the issue price of two point nine seven two eight fou five one three eight reais (BRL 2.972845138) per share, corresponding to the equity book value of Natura

Cosméticos on the Base-Date, adjusted to reflect the share bonus, in the proportion of one (1) new share for each one (1) common share already held on the base date September 17, 2019, approved at the Special Shareholders' Meeting held on September 17, 2019, based on the Appraisal Report of Natura Cosméticos.

4.2.     Issued Shares. The common shares issued by Natura &Co to be attributed to the shareholders of Natura Cosméticos, replacing the common shares issued by Natura Cosméticos held by them, will have the same rights as the common shares issued by Natura Cosméticos then existing, and will participate in all benefits, including dividends, interest on equity and other earnings as may be declared by Natura &Co as from the Date of Consummation of the Merger of Shares, as defined below.

The new shares of Natura &Co issued as a result of the Merger of Shares will be fully subscribed by the directors of Natura Cosméticos, on behalf of its shareholders, pursuant to art. 252, paragraph 1, of the Corporation Law, and paid up by means of the version of the outstanding shares issued by Natura Cosméticos to Natura &Co.

4.3.     Capital Composition After the Merger of Shares. Once the above-mentioned capital increase has been effected, the total share capital of Natura &Co will be divided into eight hundred sixty-five million, six hundred fifty nine thousand, nine hundred and forty two (865,659,942) common, book value, registered shares with no par value. The current shareholders of Natura &Co shall not have preemptive rights in the subscription of such new shares pursuant to art. 252, paragraph 1, of Corporation Law.

4.4.     Bylaws Amendment Project. By virtue of the capital increase arising from the Merger of Shares, the main section of article 5 of the Bylaws of Natura&Co shall be amended so as to reflect the new capital stock value and number of shares, which shall be composed of eight hundred sixty-five million, six hundred fifty nine thousand, nine hundred and forty two (865,659,942) common, book value, registered shares with no par value and the new stock capital of the Company will be determined after the Equity Reserve Capitalization after the confirmation by the Board of Directors of the capital stock and the number of shares issued, as per item 6.2, bellow, the annotation of the updated wording of the caput of article 5 of the Bylaws of Natura &Co will be submitted to the first general shareholders meetingto take place after the Date of the Consumation of the Merger of Shares.

4.5.     In addition, as a result of the Merger of Shares, for purposes of implementing the conversion stipulated in Section 2.07 (Parent Equity Awards) of the Agreement, all stock options and restricted shares granted pursuant to the share-based compensation programs and plans of Natura Cosméticos, as detailed in Exhibit  II to this Protocol e Justification of Merger of Shares, will be duly canceled and all holders of stock options or restricted shares in such programs and plans will receive, in lieu of it, immediately after consummation of the Merger of Shares, stock options or restricted shares of share-based long-term Incentive programs and plans of Natura &Co materially under the same terms and conditions as the respective stock options or restricted shares currently in force in Natura Cosméticos.

4.5.1.  So as to enable such stock option grants or restricted shares within the scope of Natura & Co., Natura & Co. will approve, at a special general meeting to be held up to the Date of Consummation of Merger of Shares, the stock option and restricted shares program in lieu of the plans currently existing in Natura Cosméticos.

V.       Corporate Approvals and right of withdrawal

5.1.     Corporate Approvals Already Obtained. Prior to the conclusion of this Protocol and Justification of Merger of Shares, the following corporate acts have already been performed and the following approvals obtained:

a.        Meeting of the Board of Directors of Natura Cosméticos, held on October 11, 2019, which approved, this Protocol and Justification of Merger of Shares and the other matters to be submitted to the general meetings of Natura &Co for implementation of the Merger of the Shares and the Transactions was a whole, pursuant to the provisions of the Agreement; and

b.        Meeting of the Board of Directors of Natura &Co, held on October 11, 2019, which approved, among other matters, this Protocol and Justification of Merger of Shares the other matters to be submitted to the general meetings of Natura &Co for implementation of the Merger of the Shares and the Transactions was a whole, pursuant to the provisions of the Agreement.

5.2.     Pending Corporate Approvals. The consummation of the Merger of Shares will depend on the following acts, all interdependent and with effects subject to the advent of the Conditions Precedent, which must be coordinated in order to occur on the same date, in the following order:

a.        Natura & Co' special shareholders' meeting to, among other things, approve the Contribution of the Controlling Shareholders and Equity Reserve Capitalization;

b.        special general meeting of Natura Cosméticos to:

(1) approve the following acts related to the Merger of Shares: (1.a.) approve this Protocol and Justification of Merger of Shares; (1.b) ratify the hiring of KPMG Independent Auditors to prepare the Appraisal Report of Natura Cosméticos; (1.c) approve the Appraisal Report of Natura Cosméticos; (1.d) approve the Merger of Shares, at the net equity book value, the effectiveness of which shall be conditioned upon the satisfaction (or waiver, as the case may be) of the conditions precedent set out in this Protocol and Justification of Merger of Shares; and (1.e) authorize the officers of Natura Cosméticos to practice all acts necessary for the consummation of the Merger of Shares, including the subscription of new shares to be issued by Natura &Co as a result of the Merger of Shares; and

(2) authorize the shareholders of Natura &Co to, at a general meeting of Natura &Co. to be held on the same date as the general meeting of Natura Cosméticos, in an act subsequent to the Merger of Shares, but before its effectiveness and consummation, to perform the following: (2.a) approve the Protocol and Justification of Merger of Nectarine Merger Sub I, Inc. by Natura &Co Holding S.A. (“Protocol and Justification of Merger”); (2.b) ratify the hiring of Ernst & Young Assessoria Empresarial Ltda. (“EY”), for preparing the appraisal report of the economic value of Merger Sub I, pursuant to article 227, paragraph 1 of the Corporation Law (“Appraisal Report of Merger Sub I”); (2.c) approve the Appraisal Report of Merger Sub I; (2.d) approve the Merger, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; (2.e) approve the increase of the capital stock of Natura &Co to be subscribed and paid up by the officers of Merger Sub I for the benefit of the holders of the right to receive the shares of Merger Sub I, with the amendment of article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger;

c.        c. shareholders meeting of Avon to approve the merger of Merger Sub II by Avon (defined in the Agreement as “Company Shareholder Approval”);

d.        d. written consent from Natura &Co, as the sole shareholder of Merger Sub I to (a) approve the Protocol and Justification of Merger; (b) ratify the appointment of EY, to prepare the Appraise Report of Merger Sub I; (c) approve the Appraisal Report of Merger Sub I; (d) approve the Merger, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the Conditions Precedent set out in the Protocol and Justification of Merger; (e) authorize the practice, by the officers of Merger Sub I, of all acts required for the consummation of the Merger, including the subscription, by its officers, of the ADRs or the new shares (to discretion of each shareholder) issued by Natura &Co;

e.        e. special general meeting of Natura &Co to:

(1) approve the new wording of the main section of Article 5 of the Bylaws of Natura &Co, to reflect the full payment of the shares subscribed at the special general meeting of the Company which will approve the Contribution of the Controlling Shareholders, after the effectiveness of the full payment of the shares by the subscribers, pursuant to the respective Subscription Lists;

(2) approve the following acts related to the Merger of Shares: (2.a) approve this Protocol and Justification for the Share Merger; (2.b) ratify the hiring of KPMG Auditores Independentes to draft the Appraisal Report of Natura Cosméticos; (2.c) approve the Appraisal Report of Natura Cosméticos; (2.d) approve the Share Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; (2.e) approve the capital increase to be subscribed and paid up by the managers of Natura Cosméticos to the benefit of its shareholders, with amendment to article 5 of the Bylaws (the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger of Shares); and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger of Shares; and

(3) approve the following acts related to the Merger: (3.a) approve the Protocol and Justification of Merger; (3.b) ratify the appointment of EY, to prepare the Appraisal Report of Merger Sub I; (3.c) approve the Appraisal Report of Merger Sub I; (3.d) approve the Merger, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the Conditions Precedent set out in the Protocol and Justification of Merger; (3.e) approve the increase of the capital stock to be subscribed and paid up by the officers of Merger Sub I for the benefit of the holders of the right to receive the shares of Merger Sub I, with the amendment of article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (3.f) authorize the officers of Natura &Co to practice all the other acts necessary for the consummation of the Merger;

5.3.     Right of Withdrawal. Pursuant to article 252, paragraph 2 and article 137,

paragraph 1, of the Corporation Law, the right of withdrawal will be guaranteed to shareholders of Natura Cosméticos who do not vote in favor of the Merger of Shares, abstain from voting or do not attend the relevant Special General Meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days from the date of publication of the minutes of the Special General Meeting approving the Merger of Shares. The dissenting shareholders will be entitled to the redemption of the shares they provenly and uninterruptedly held, from May 22, 2019 (including such date) until the effective date of the exercise of the right of withdrawal, as well as the bonus shares attributed to those shares in the Extraordinary General Meeting held on September 17, 2019. The amount to be paid as reimbursement of the value of the shares will be equivalent to the equity value of the share of Natura Cosméticos on December 31, 2018, according to the financial statements of Natura Cosméticos approved at the Annual Shareholders' Meeting held on April 12, 2019. adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, which corresponds to two point nine seven two eight fou five one three eight reais (BRL 2.972845138) per share, without prejudice to the right to draw up a special balance sheet, pursuant to applicable law. The payment of the share reimbursement amount shall depend on the consummation of the Merger of Shares, under article 230 of the Corporations Act.

5.3.1.  The right of withdrawal is not applicable to the shareholders of Natura &Co upon the Merger of Shares, bearing in mind that, upon corporate approval of the Merger of Shares, the only shareholders of Natura &Co are the Controlling shareholders, there being no dissenting shareholders.

VI.      CONDITIONS PRECEDENT OF THE MERGER OF SHARES

6.

6.1.     Conditions Precedent. The effectiveness of the Merger of Shares shall be, pursuant to article 125 of the Civil Code, subject to the satisfaction of the conditions precedent set out below (“Conditions Precedent”), to be confirmed by the Board of Directors of Natura Cosméticos;

a.        Consummation of the Contribution of the Controlling Shareholders; and

b.        obtaining, in accordance with all applicable laws, the approval of Avon shareholders required for the merger of Merger Sub II by Avon (defined in the Agreement as “Company Shareholder Approval”), in a shareholders meeting of Avon.

6.2.     Date of Consummation of Merger of Shares. Imediatelly after the verification of the Conditions Precedent and after the expiration of the period of thirty (30) days for the exercise of the right of withdrawal referred to in Clause 5.3 above, the Board of Directors of Natura &Co will meet to: (i) confirm the satisfaction of the Conditions Precedent; (ii) confirm value of the increase in capital stock and quantity of issued shares, pursuant to Clauses 2.2 to 4.1.4 of this Protocol and Justification of Merger of Shares; (iii) confirm the date on which the Merger of Shares will be consummated (“Date of Consummation of the Merger of Shares”); (iv) confirm the date on which the amendment of article 5 and restatement of the By-Laws of Natura &Co will become effective; and (v) other matters that, due to their applicability and connection with the Merger of Shares, must be resolved upon by the Board of Directors of Natura &Co.

6.2.1.  The Natura Cosméticos' management undertakes to ratify the resolution that approved the Merger of Shares and not to recommend any reconsideration of the approval of the Merger of Shares, (regardless the exercise of withdrawal right by its dissenting shareholders) but only to perform the necessary adjustments and confirmations pursuant to Clause 6.2 above.

6.3.     Relevant Fact. The management of Nature &Co and Natura Cosméticos will disclose a joint Relevant Fact regarding the consummation of the Merger of Shares, informing: the (i) The Date of Consummation of the Merger of Shares, which will be the cut-off date on which the shareholders hold, at the close of trading day, shares issued by Natura Cosméticos will receive one share issued by Natura &Co in replacement to each share issued by Natura Cosméticos held by them according to the Exchange Ratio; (ii) the date of commencement of trading of shares issued by Natura &Co in B3’s New Market; and (iii) the date on which the new Natura &Co shares will be credited to the shareholders of Natura Cosméticos.

VII.     MISCELLANEOUS

6.1.     6.1 (sic) Cancellation of Treasury Shares. It is proposed that the shares of Natura Cosméticos held in treasury be canceled by the Board of Directors of Natura Cosméticos by the Date of Consummation of the Merger of Shares.

6.2.     Natura Cosméticos Publicly-Held Company Registration. Following the Merger of Shares, Natura Cosméticos’ publicly-held company registration will be maintained, however, the request for conversion to category B will be made as a result of debt securities outstanding and potentially to be issued in the future. However, the shares issued by Natura Cosméticos will consequently no longer be traded on B3.

6.3.     No Succession. The Merger of Shares will not result in the absorption, by Natura &Co, of any assets, rights, assets, obligations or liabilities of Natura Cosméticos, which will fully maintain its legal personality, without succession.

6.4.     Implementation. Once the Merger of Shares is approved, it will be incumbent upon the director of Natura &Co and Natura Cosméticos to perform all acts necessary for the implementation of the Merger of Shares.

6.5.     Documents. The applicable documentation will be available to the shareholders of the Parties at their respective headquarters as of the date of the special shareholders' meetings of the Parties, and/or, as appropriate, on the Natura Cosméticos and Natura &Co Investor Relations websites as well as on CVM and B3 websites.

6.6.     Amendments. This Protocol and Justification of Merger of Shares may only be amended or changed by means of a written instrument signed by the Parties.

6.7.     Nullity and Efficacy. Any declaration, by any court, of nullity or ineffectiveness of any of the covenants contained in this Protocol and Justification of Merger of Shares shall not adversely affect the validity and effectiveness of the others, which shall be fully performed, it being certain that the Parties undertake to use their best efforts to validly adjust so as to obtain the same effects of the covenant that has been annulled or has been rendered ineffective.

6.8.     Waiver. Failure or delay by any of the Parties in exercising any of their rights in this Protocol and Justification of Merger of Shares shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

6.9.     Irrevocability and Irreversibility. This Protocol and Justification of Merger of Shares is irrevocable and irreversible (except if amended or exempt, as provided here), and the obligations assumed herein by the Parties are also binding upon their successors by any title.

6.10.   Assignment. The assignment of any rights and obligations agreed upon in this Protocol and Justification of Merger of Shares without the prior and express written consent of each of the Parties is strictly forbidden.

VIII.    Applicable Law and Resolution of Disputes

7.1.     Applicable Law. This Protocol and Justification of Merger of Shares shall be governed by and construed under the laws of the Federative Republic of Brazil.

7.2.     Dispute Resolution. The Parties agree that any dispute arising out of or relating to this Protocol and Justification of Merger of Shares, including, without limitation, any dispute regarding the existence, validity, effectiveness, interpretation, execution or termination thereof, which cannot be amicably resolved within a non-extendable period of thirty (30) days, will be settled by arbitration to be administered by the Arbitration Chamber of B3 Market (“Arbitration Chamber”), in accordance with its regulation in force on the date of arbitration, and this Clause 7.2 (and its subclauses) will serve as arbitration clause for the purpose of paragraph 1 of article 4 of Law 9,307/96. Accordingly, the Arbitration Chamber will be in charge of the management and correct development of the arbitration procedure. The Parties acknowledge that the obligation to seek amicable settlement does not preclude the immediate request for arbitration if either Party considers that settlement is not possible.

7.2.1.  The arbitral tribunal shall be composed of three (3) arbitrators (“Arbitral Tribunal”), one of them being appointed by the Party(ies) which triggered arbitration, another by the other Party(ies) and the third arbitrator, who shall act as president of the Arbitral Tribunal, by the arbitrators appointed by the Parties. In the event that one of the Parties fails to appoint an arbitrator or if the appointed arbitrators fail to reach consensus on the third arbitrator, the President of the Arbitration Chamber shall appoint such third arbitrator as soon as possible.

7.2.2.  The Parties acknowledge that any order, decision or arbitration determination shall be final and binding, and the final award shall be a judicially enforceable instrument binding upon the Parties and their successors, which undertake to comply with the arbitration award determination, regardless of any judicial enforcement thereof.

7.2.3.  Notwithstanding the foregoing, each Party remains entitled to request judicial measures to (a) obtain any “interlocutory relief” necessary prior to the constitution of the Arbitral Tribunal, and such measure shall not be construed as a waiver of the arbitral proceedings; (b) enforce any arbitration award, including the final arbitration award; and (c) ensure the establishment of the Arbitral Tribunal. For such, the parties choose the courts of the Judicial District of São Paulo, State of São Paulo, waiving any other, however privileged it may be.

7.2.4.  The seat of arbitration shall be in the City of São Paulo, State of São Paulo.

7.2.5.  The arbitration shall be conducted in the Portuguese language.

7.2.6.  8.2.6. The arbitration shall be decided according to the Brazilian laws, and judgment based on the principle of equity is hereby prohibited.

7.2.7.  The arbitration shall be confidential. The Parties undertake not to disclose any information and documents regarding the arbitration. Disclosure may be made if (i) the duty to disclose is required by law, (ii) is determined by an administrative or judicial authority, or (iii) is required to defend the interests of the Party.

IN WITNESS WHEREOF, the Parties executed this Protocol and Justification of Merger of Shares in six (6) counterparts of equal content and form, and for one solely purpose, together with two undersigned witnesses.

São Paulo, October 11, 2019

[Remainder of this page was intentionally left blank]

[Signature page of the Protocol and Justification for the Merger of Shares issued by Natura Cosméticos S.A., held on October 11, 2019]

NATURA COSMÉTICOS S.A.

_______________________	_______________________
José Antonio de Almeida Filippo	Itamar Gaino Filho

[Signature page of the Protocol and Justification for the Merger of Shares issued by Natura Cosméticos S.A., held on October 11, 2019]

Natura &Co Holding S.A.

_______________________	_______________________
José Antonio de Almeida Filippo	Itamar Gaino Filho

Exhibit I

Appraisal Report of Natura Cosméticos

 1

Appraisal report of shareholders’ equity calculated based on the accounting books.

KPMG Auditores lndependentes -

Rua Arquiteto Olavo Redig de Campos, 105, 6° andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Appraisal report of shareholders’ equity calculated based on the accounting books.

To Board Members and Management of
Natura Cosméticos S.A.
São Paulo - SP

Audit firm information

KPMG Auditores lndependentes, company established in São Paulo city, on the Street Arquiteto Olavo Redig de Campos n° 105, Torre A, 5th floor, part, 7th floor, part, 8th floor, part, 11th floor, part and 12th floor, part, Vila São Francisco, Cep 04711-904, São Paulo, Capital, registered in the national register of legal entities of the Ministry of Finance under n° 57.755.217/0001-29, registered at the Regional Accounting Council of the State of São Paulo under n° 2SP014428/O-6, represented by your partner undersigned, Mr. Rogério Hernandez Garcia, accountant, ID n° 25.977.857 SSP/SP, registered with the CPF n° 251.505.688-13 and at the Regional Accounting Council of the State of São Paulo under n° 1SP213431/O-5, resident and domiciled in São Paulo – SP with office in the same address as the represented, named by the Management of Natura Cosméticos S.A. (“the Company”) to proceed to the appraisal of the shareholders’ equity as of December 31, 2018, in accordance with Accounting Practices Adopted in Brazil, presents below the result of his work.

Appraisal purpose

The shareholders’ equity evaluation as of December 31, 2018 of Natura Cosméticos S.A, aims to meet the requirements: (1) Article 170, § 3rd and 8rd of Law 6.404 of 1976 and will be used as a basis for the contribution of Natura Cosméticos’ shares to capital stock of Natura &Co Holding S.A and (2) article 252, § 1rd of Law 6.404 of 1976, and will be used as a basis for the incorporation process of Natura Cosméticos’ shares by Natura &Co Holding S.A., in terms of Protocol and Justification of Incorporation of shares, to be signed between management of the parties.

Responsabilities of Management for the financial statements

Management is responsible for register the transactions in the accounting book and the preparation of the financial statements in accordance with Accounting Practices Adopted in Brazil, and for such internal control as management determines to be necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The summary of the main accounting practices adopted by the Company is described in appendix II of evaluation report.

KPMG Auditores lndependentes uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independents e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Indepenentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Audit scope and auditors’ responsability

Our responsibility is to express a conclusion about the book value of shareholders’ equity of  the Company as of December 31, 2018, based on the work conducted in accordance with  the technical announcement CTG 2002, approved by the CFC (Conselho Federal de  Contabilidade), which provides for the application of audit procedures on the balance sheet.  Thus, we examine the respective balance sheet of the Company in accordance with the  Brazilian auditing standards, which require the auditor to comply with ethical requirements  and that the audit be planned and performed in order to obtain a reasonable assurance that  shareholders equity determined for the preparation of our evaluation report is free from  material misstatement.

An audit involves the performance of procedures to obtain audit evidence about the amounts  recorded. The procedures selected depend on the auditor’s judgment, including the  assessment of the risks of material misstatement in shareholders equity, whether due to fraud  or error. In making those risk assessments, the auditor considers internal control relevant to  the entity’s preparation of the special purpose financial information in order to design audit  procedures that are appropriate in the circumstances, but not for the purpose of expressing  an opinion on the effectiveness of the Company’s internal control. An audit also includes  evaluating the appropriateness of accounting policies used and the reasonableness of  accounting estimates made by management. We believe that the audit evidence we have  obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

Based on the procedures performed we concluded that the amount of R$ 2.574.101.445,78  (two billion, five hundred and seventy four million, one hundred and one thousand, four  hundred and forty five reais and seventy eight cents), according to the balance sheet as of  December 31, 2018, recorded in the accounting books and summarized in the appendix,  represents, in all material respects, the shareholders’ equity of Natura Cosméticos S.A,  evaluated in accordance with Accounting Practices Adopted in Brazil.

São Paulo, September 26, 2019

KPMG Auditores lndependentes CRC 2SP014428/0-6

Original report in Portuguese signed by Rogério Hernandez Garcia Accountant CRC 1SP213431/O-5

KPMG Auditores lndependentes uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independents e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Indepenentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

NATURA COSMÉTICOS S.A.

ASSETS	2018	LIABILITIES AND SHAREHOLDERS’ EQUITY	2018

CURRENT ASSETS		CURRENT ASSETS

Cash and cash equivalents	95,554,824.00	Borrowings, financing and debentures	1,105,907,374.24
Securities	923,973,438.00	Trade payables and forfait operations	412,387,602.48
Trade receivables	1,213,999,338.77	Trade payables - related parties	224,217,462.91
Trade receivables - related parties	11,918,852.17	Payroll, profit sharing and social charges	205,510,968.93
Inventories	199,403,013.10	Tax liabilities	111,468,967.93
Recoverable taxes	44,017,274.62	Income tax and social contribution	60,699,283.61
Income tax and social contribution	281,563,097.10	Dividends and interest on equity payable	152,978,724.31
Derivative financial instruments	-	Derivative financial instruments	47,011,266.84
Other current assets	83,688,019.03	Provision for tax, civil and labor risks	-
Total current assets	2,854,117,856.79	Other current liabilities	141,036,498.82
		Total current liabilities	2,461,218,150.07

NON-CURRENT ASSETS		NON-CURRENT ASSETS

Recoverable taxes	35,073,683.07	Borrowings, financing and debentures	7,080,919,385.83
Deferred income tax and social contribution	197,183,172.37	Tax liabilities	142,944,095.03
Judicial deposits	269,686,999.99	Deferred income tax and social contribution	-
Derivative financial instruments	558,570,000.00	Provision for tax, civil and labor risks	155,636,791.23
Other non-current assets	160,000.00	Other non-current liabilities	73,452,451.16
Total long-term assets	1,060,673,855.43	Total non-current liabilities	7,452,952,723.25

Investments	7,453,362,306.10
Property, plant and equipment	667,946,581.06
Intangible assets	452,171,719.72

Total non-current assets	9,634,154,462.31	Total shareholders’ equity	2,574,101,445.78

TOTAL ASSETS	12,488,272,319.10	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,488,272,319.10

KPMG Auditores lndependentes uma sociedade simples brasileira e firma-membro da rede de firmas-membro independents e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Indepenentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Appendix II - SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted in Brazil include those established in the Brazilian Corporate Law as well as the  Pronouncements, Instructions and Interpretations issued by the Accounting Pronouncements Committee (CPC) and  approved by the Brazilian Securities and Exchange Commission (CVM).

1.	Translation to foreign currency

a)	Functional currency

Items included in the financial statements of Natura Cosméticos S.A. (“Company”) are measured using the currency of the  main economic environment in which the company operates (“functional currency”).

b)	Foreign currency transactions and balances

Foreign-denominated transactions are translated into the Company’ functional currency – Brazilian reais (R$) - at the  exchange rates prevailing on the dates of transactions. Balance sheet accounts are translated at the exchange rates  prevailing at the end of the reporting period. Foreign exchange gains and losses arising from the settlement of such  transactions and the translation of monetary assets and monetary liabilities denominated in foreign currency are  recognized in profit or loss, in line items “Financial income” and “Financial expenses”.

c)	Presentation currency and translation of financial statements

The financial statements are presented in Brazilian reais (R$), which corresponds to the Company’s presentation currency.

2.	Cash and cash equivalents

Cash equivalents are held for the purpose of meeting short-term commitments, rather than for investment or other purposes. These include cash, bank deposits and short-term investments redeemable in up to 90 days from the  investment date, highly liquid or convertible to a known cash amount and subject to an insignificant risk of change in  value, which are recorded at cost plus income earned through the end of the reporting period and do not exceed their  market or realizable values.

3.	Financial instruments

All financial assets and liabilities are initially recognized when the Company becomes part of the contractual provisions  of the instrument.

i)	Financial assets

Measurement

Upon initial recognition, a financial asset is classified as measured: at its amortized cost; at fair value through other  comprehensive income; or at fair value through profit or loss.

Financial assets are not reclassified after initial recognition, unless the Company changes the business model for  managing financial assets, in which case all financial assets affected are reclassified on the first day of the reporting  period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated for  measurement at fair value through profit or loss:

• is maintained within a business model whose objective is to keep financial assets to receive contractual cash flows;  and

• its contractual terms generate, on specific dates, cash flows that are relative only to the payment of principal and  interest on the outstanding principal amount.

A financial asset is measured at fair value through other comprehensive income if it meets both of the following  conditions and is not designated for measurement at fair value through profit or loss:

• is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by  the sale of the financial assets;

• its contractual terms generate, on specific dates, cash flows that are only the payment of principal and interest on  the outstanding principal amount.

All financial assets not classified as measured at their amortized cost or at fair value through other comprehensive  income are classified as at fair value through profit or loss.

Assessment of the business model

The Company evaluates the objective of the business model in which the financial asset is maintained in the portfolio,  because it reflects the best way in which the business is managed and information is provided to the Management. The  information taken into account includes:

• the policies and objectives determined for the portfolio and how these policies actually work. These include the issue  of knowing whether the Management strategy focuses on obtaining contractual interest income, maintaining a certain  interest rate profile, the correspondence between the duration of financial assets and the duration of the corresponding  liabilities or expected cash disbursements, or realizations of the cash flows through the sale of assets;

• how the performance of the portfolio is assessed and reported to the Management of the Company;

• the risks that affect the performance of the business model (and the financial asset maintained in that business  model) and how those risks are managed;

• how business managers are remunerated – for example, if the remuneration is based on the fair value of the assets  managed or on the contractual cash flows obtained; and

• the frequency, volume and time of sale of financial assets in previous periods, the reasons for such sale and their  expectations of future sales.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not deemed sales, consistent with the continuous recognition of the Company’s assets.

Financial assets held for trading or managed with performance assessed based on their fair value are measured at fair  value through profit or loss.

Assessment of whether contractual cash flows are only payments of principal and interest

To assess contractual cash flows, the “principal” is defined as the fair value of the financial asset upon initial recognition.  “Interest“ is defined as consideration for the value of money in time and for the credit risk associated with the principal  outstanding over a certain period of time and for other risks and basic costs of loans (for example, liquidity risk and  administrative costs), as well as profit margin.

The Company considers the contractual terms of the instrument to assess whether the contractual cash flows are only  payments of principal and interest. This includes an assessment of whether the financial asset contains a contractual  term that could change the moment or amount of contractual cash flows in such a way that it would not meet this  condition. When conducting such assessment, the Company takes into account:

• contingent events that change the amount or time of the cash flows;

• terms that could adjust the contractual rate, including variable rates;

• the prepayment and extension of terms; and

• terms that limit the access of the Company to cash flows from specific assets (for example, based on the performance  of an asset).

ii)	Financial liabilities

These are measured at their amortized cost using the effective tax rate method. On December 31, 2018, in the case of  the Company, these include loans, financing and debentures as well as balance of trade and “drawee risk” transactions.

iii)	Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the balance sheet when there is a  legally enforceable right to set off recognized amounts and the intent to either settle them on a net basis, or to recognize  the asset and settle the liability simultaneously.

iv)	Derecognition (write-off) of financial instruments

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is  derecognized when the rights to receive cash flows from the asset have expired; the Company transferred its rights or  risk to receive cash flows of the asset or has assumed an obligation to pay the full amount of received cash flows.

The Company derecognizes a financial liability when its contractual obligation is withdrawn, canceled or expires.

v)	Derivative instruments

Derivative instruments transactions contracted by the Company consist of swaps and non-deliverable forwards (NDFs)  intended exclusively to hedge against the foreign exchange risks related to balance sheet positions, acquisitions of  inputs and property, plant and equipment, projected exports and projected foreign-denominated cash outflows for  capital increases in foreign subsidiaries.

They are measured at fair value, and changes in fair value are recognized through profit or loss, except when they are  designated as cash flow hedges, to which changes in fair value are recorded in “Other comprehensive income” within  shareholders’ equity.

The fair value of derivative instruments is measured by the treasury departments of the Company based on information  on each contracted transaction and related market inputs at the end of the reporting period, such as interest rates and  exchange coupon. When applicable, these inputs are compared with the positions reported by the trading desks of each  involved financial institution.

Hedge accounting

Despite the adoption of CPC 48 / IFRS 9, the Company decided to maintain hedge accounting, in accordance with CPC  38 / IAS 39, in accordance with the transition method provided in item 7.2.21 of CPC 48 / IFRS 9.

The Board of Directors of the Company approved the hedge accounting practice for derivative financial instruments  taken out for hedge purposes: (i) of loans taken out in foreign currency, subject to variable interest rate, (ii) of loans taken  out in the functional currency (Brazilian Real), subject to fixed interest rate, or (iii) of purchase and sale transactions in  foreign currency. Hedged risks are (i) risk of variation in future cash flows resulting from changes in exchange rates, to  which “cash flow hedge” accounting is applicable, and (ii) interest rate risk, to which “fair value hedge” accounting is  applicable.

Cash flow hedge

Consists in providing hedge against variation in cash flows attributable to a specific risk related to a known asset or  liability or a highly probable forecast transaction and that may affect profit or loss.

The effective portion of changes in fair value of derivative instruments that is designated and qualified as cash flow  hedge is recognized in other comprehensive income and accumulated in “Gain (loss) from cash flow hedge operations”  and “tax effect on gain (loss) from cash flow hedge operations.” In a “cash flow hedge”, the effective portion of gain or  loss from the hedge instrument is recognized directly in equity in other comprehensive income, while the ineffective  portion of hedge is immediately recognized in financial income (expenses).

For the year ended December 31, 2018, the Company used derivative financial instruments, applying “cash flow hedge  accounting” and, for hedge against the risk of change in exchange rates related to loans in foreign currency and purchase  and sale transactions in foreign currency and intercompany loan operations that: (i) are highly related to the changes in  the market value of the hedged item, both at the beginning as well as during contract term (effectiveness between 80%  and 125%); (ii) have documentation of the operation, hedged risk, risk management process and methodology used in  assessing effectiveness; and (iii) are considered effective to reduce the risk related to the exposure to be hedged. It allows  the application of the hedge accounting methodology, with effect from measurement of their fair value on shareholders’  equity and from their realization on profit or loss in the heading related to the hedged item.

Hedge accounting is discontinued when the Company cancels the hedge relationship, the hedge instrument matures or  is sold, revoked or executed, or no longer qualifies to hedge accounting. Any gains or losses recognized in other  comprehensive income and accumulated in shareholders’ equity as of a certain date remain in equity and are recognized  when the forecast transaction is eventually recognized in profit or loss.

If a planned transaction results in the subsequent recognition of a non-financial asset or liability, the cumulative gain or  loss in other comprehensive income is reclassified to profit or loss during the same period for which the non-financial  asset acquired or non-financial liability assumed affects the profit or loss. For example, when the non-financial asset is  depreciated or sold.

Conversely, if a planned transaction results in the subsequent recognition of a financial asset or liability, the cumulative  gain or loss in other comprehensive income is reclassified to profit or loss during the same period for which the financial  asset acquired or financial liability assumed affects the profit or loss. For example, when financial income or expense is  recognized.

When the forecast transaction is no longer expected, cumulative gains or losses deferred in equity are immediately  recognized in profit or loss for the year.

The Company assesses, along the hedge term, the effectiveness of its derivative financial instruments, as well as changes  in their fair value.

For the year ended December 31, 2018, there were no losses related to the ineffective portion recognized in profit or loss  for the year.

In addition, it should be mentioned that, during the year ended December 31, 2018, the Company did not enter into  transactions related to hedge of fair value or hedge of net investment.

4.	Trade receivables and provision for doubtful accounts

Trade receivables are accounted at their nominal amount, less the provision for doubtful accounts, which is estimated  based on calculating the risk of loss in each aging list group, considering the different risks in accordance with the  collections operation.

5.	Inventories

Carried at the lower of average cost of purchase or production, adjusted to net realizable value, when it is lower than cost.

The Company considers the following when determining its provision for inventory losses: discontinued products,  products with slow turnover, expired products or products nearing the expiration date and products that do not meet  quality standards.

6.	Carbon Credits -Carbon Neutral Program

In 2007, the Company assumed with its employees, customers, suppliers and shareholders a commitment to be a Carbon  Neutral company, which is to neutralize their emissions of Greenhouse Gas - GHG, in its complete production chain, from  extraction of raw materials to post- consumption. This commitment, which currently refers only to operations under the  Natura brand, is not a legal obligation, since Brazil does not have a reduction target, despite being a signatory to the Kyoto  Protocol. For this reason, it is considered a constructive obligation under CPC 25 / IAS 37 - Provisions, Contingent Liabilities  and Contingent Assets, which requires the recognition of a provision in the financial statements if it is subject to disbursement  and measurable.

The liability is estimated through annually audited inventories of carbon emissions and measured based on the market  price for the acquisition of licenses for neutralization. On December 31, 2018, the balance recorded in the caption “Other provisions”, refers to the total carbon emissions during the period of 2007 to 2018 that have not yet been offset by  corresponding projects and therefore no execution of the certificate of carbon.

According to its beliefs and principles, the Company elected to make some purchases of carbon credits by investing in  projects with environmental benefits arising from the voluntary market. Thus, the costs will generate carbon credits after  completion or maturation of these projects.

During these years, these expenses were recorded at fair value as “Other current assets”.

Upon effective delivery of the related carbon credit certificates to the Company, the obligation of being Carbon Neutral  is effectively fulfilled; therefore the balances of assets are offset against those of liabilities.

The difference between the carrying amounts of assets and liabilities at December 31, 2018 refers to the amount of cash  disbursed in advance for investments in ongoing projects and, for this reason, not yet available for neutralization of  emissions and offset of liability.

7.	Property, plant and equipment

Stated at cost of acquisition or construction, plus interest capitalized during construction period, when applicable, for the  case of a qualifying assets, and reduced by accumulated depreciation and impairment losses, if applicable. Additionally,  the useful lives of the assets are reviewed annually.

Rights in tangible assets intended for the maintenance of Company’s activities, arising out of finance leases, are recorded  as if they were a financed acquisition, with a property, plant and equipment and a financing liability being recognized at  the inception of each transaction, the assets also being subject to depreciation calculated over the estimated useful lives  of the respective assets or over the contract term, when the financial lease has no purchase option.

Land is not depreciate d. Depreciation of the other assets is calculated under the straight-line method to distribute their  cost over their useful lives.

Gains and losses on disposals are calculated by comparing the proceeds from the sale with the carrying amount, and are  recognized in profit or loss under “Other Operating Income (Expenses), Net”.

8.	Intangible assets

a)	Software

Licenses of software and enterprise management systems acquired are capitalized and amortized according to the useful  lives and maintenance costs are recognized as expenses when incurred.

The system acquisition and implementation costs are capitalized as intangible assets when the asset is identified, when  there is evidence that future economic benefits will flow into the entity and when the asset is controlled by the Company,  taking into consideration its economic and technologic viability. The amounts incurred on software development  recognized as assets are amortized under the straight-line method over its estimated useful life. The expenditures related  to software maintenance are expensed when incurred.

b)	Trademarks and patents

Separately acquired trademarks and patents are stated at their historic cost. Trademarks and patents acquired in a business combination are recognized at fair value on the acquisition date. For trademarks and patents with definite useful lives, amortization is calculated on a straight-line basis.

c)	Relationship with retail clients, franchisees and sub-franchisees

Relationships with retail clients, franchisees and sub-franchisees acquired in business combinations are recognized at fair  value on the acquisition date and their amortization is calculated on a straight-line basis.

d)	Goodwill with defined useful life

Goodwill with defined useful life is recorded at the acquisition cost and amortized on a straight-line basis during the rental  period, as shown in note 15.

e)	Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives held by the Company refer mainly to trademarks and goodwill due to  expectations of future economic benefits arising from transactions involving business transactions, and tradeable key  money.

These assets are not amortized but are tested annually for losses due to impairment either individually or at the level of  the cash generating unit (or groups of cash generation units). The assessment of indefinite life is reviewed annually to  determine whether this assessment continues to be supportable. Otherwise, the change in useful life from indefinite to  finite is made on a prospective basis.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net from  the sale and the carrying amount of the asset and are recognized in profit or loss upon disposal of the asset under “Other  Operating Income (Expenses), Net”.

9.	Impairment assessment

The assets’ carrying amount is annually tested to identify evidences of impairment, or also significant events or changes  in circumstances that indicate the carrying value of an asset may not be recoverable. When applicable, there is a loss  arising from situations where the carrying amount of an asset exceeds its recoverable amount.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are independent cash flows  (cash-generating units, or CGUs).

The assets of the Group are initially grouped into operating segments, which follows a logic based on its Corporate  Governance structure. Within the operating segments, assets are grouped into cash generating units as follows:

Operating Segment	Identification of CGUs
Natura Brazil	• Direct selling • Individual stores
Natura LATAM	• Argentina • Chile • Peru • Mexico • Colombia
Natura Others	• France • USA
Aesop	• Individual stores
The Body Shop	• Individual stores

The recoverable amount of an asset or cash-generating unit is determined as being the higher of the value in use and the  fair value less costs of disposal. In the estimation of the value in use of the asset, the estimated future cash flows are  discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital for the  industry in which it operates the cash-generating unit. The fair value less costs of disposal is determined, whenever possible, on the basis of the contract of sale firm in a transaction in commutative bases, between knowledgeable and interested parties, adjusted for expenses attributable to the sale of the asset, or, where there is no binding sale agreement,  based on the market price of an active market, or in the price of the most recent transaction with similar assets.

10.	Product research and development expenses

The Company’s accounting practice includes recording its product research and development costs, when incurred, as  expenses for the period, since due to the high innovation index and product turnover in its sales portfolio, it is  impracticable to meet all aspects required in IAS 38/CPC 04 – Intangible Assets for capitalizing the amounts.

11.	Leases

Lease classification is made at the inception of the contract. Leases where the lessor retains substantially all the risks and  rewards incidental to ownership are classified as operating leases. Lease payments under an operating lease are  recognized as an expense on a straight-line basis over the lease term.

Leases where the Company retains substantially all the risks and rewards incidental to ownership are classified as finance  leases. These leases are capitalized in balance sheet at the commencement of the lease term at the lower amount of the  fair value of leased asset and the present value of minimum lease payments.

Each lease installment is apportioned between liabilities and the finance charges so as to permit obtaining a constant  effective interest rate on the outstanding liability. The corresponding obligations, less the finance charge, are classified in  current liabilities and non-current liabilities, according to the lease term. Property, plant and equipment items acquired  through finance leases are depreciated over their useful lives, or over the lease term, when it is shorter and has no purchase  option.

12.	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily requires  a significant effort to be ready for its intended use or sale are capitalized as part of the cost of the corresponding asset. All  other borrowing costs are expensed in the period they are incurred. Borrowing costs consist of interest and other costs  incurred by an entity related to the loan.

13.	Trade and “drawee risk” transactions

These are initially recognized at their nominal amounts, plus interest, inflation adjustments and exchange rate differences  through the end of the reporting period, when applicable.

14.	Borrowings, financing and debentures

Initially recognized at fair value of proceeds received less transaction costs, plus charges, interest, adjustments and  exchange rate differences incurred through the end of the reporting period.

15.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, and it is  probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its value  can be measured with sufficient reliability. Provisions are quantified at the present value of the expected outflow of  resources embodying economic benefits to settle the obligations using the appropriate discount rate, according to related  risks.

Provisions for tax, civil, and labor risks are adjusted for inflation through the end of the reporting period to cover probable  losses, based on the nature of the risk and the opinion of the Company’s legal counsel.

Contingent assets are not recognized by the Company and are only disclosed, in case of probable receipt of economic  benefits. If it is practically certain that economic benefits will be received, the asset and the corresponding gain are  recorded in the Financial Statements of the period corresponding to the change in estimate.

16.	Current and deferred income tax and social contribution

Recognized in the statement of income, except, when applicable, in the proportion related to items recognized directly  in shareholders’ equity. In this case, taxes are recognized directly in shareholders’ equity, in line item “Other  comprehensive income”.

Income tax and social contribution on the Company’s profits are calculated at the tax rates of 25% and 9%, respectively,  and consider the offset of tax losses and social contribution tax loss carryforwards, limited to 30% of taxable income for  the fiscal year.

Current income tax and social contribution expenses are calculated using the laws and regulations enacted by the end of  the reporting period, pursuant to Brazilian tax regulations, including specific rules related to Taxation on Universal Bases,  where applicable. Management periodically assesses the positions assumed regarding the situations where applicable tax  law is subject to possibly different interpretations and, when appropriate, recognizes provisions.

Deferred income tax and social contribution are calculated on temporary differences between the tax base of assets and  liabilities and their carrying amounts. Deferred income tax and social contribution are calculated using the rates enacted  by the end of the reporting period that must be applied when deferred income tax and social contribution assets and  liabilities are realized.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is  probable that future taxable income will be available, from which it is offset. Future taxable income is determined based  on the reversal of relevant taxable temporary differences. If taxable temporary differences are insufficient to fully  recognize a deferred tax asset, future taxable income is considered, adjusted for reversals of existing temporary  differences, based on the business plans of the Company and its subsidiaries individually. The amounts of deferred income tax and social contribution assets and liabilities are presented net only when there is a legal right to offset current tax  assets against tax liabilities and/or when current deferred income tax and social contribution assets and liabilities are  related to the income tax and social contribution levied by the same tax authorities on the taxable entity or different  taxable entities, where there is intention to settle the net balances.

17.	Employee benefits

a)	Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service  is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive  obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably  estimated.

b)	Profit sharing

The Company recognizes a liability and an expense for profit sharing based on criteria that it considers the profit  attributable to its shareholders after certain adjustments and which is tied to the achievement of specific operational goals  and objectives established and approved in the beginning of each fiscal year.

c)	Long-term incentive program

The Company offers to eligible executives of its subsidiary Emeis Holdings Pty Ltd. a long-term incentive program based  on criteria linked to specific operational targets and objectives established at the beginning of the relationship between  the parties, and such obligation is recorded as a liability and remeasured with effect on profit or loss.

d)	Defined post-employment healthcare benefit

The actuarial liability for the healthcare plan of the Company refers to a post-employment benefit plan to current and  former employees who made fixed contributions for funding the healthcare plan up to April 30, 2010, when the healthcare  plan design was changed and fixed contributions were eliminated. Those who contributed to the plan for ten years or more  are ensured the right to remain as a beneficiary for an indefinite term (lifetime), and those who contributed for a period of  less than ten years are ensured the right to remain as a beneficiary at the rate of one year for each year in which fixed  contributions were made. This group of current employees, in the event of termination of employment relationship, may  opt to remain in the plan in accordance with applicable legislation, thereby assuming the payment of the monthly plan fee  charged by the healthcare plan operators. However, this monthly plan fee does not necessarily represent the total cost of  the user, which is borne by the Company through payment of the excess cost, as an additional benefit.

The costs associated with this benefit are recognized under the accrual method of accounting as a defined-benefit post employment benefit plan using the projected unit credit method.

The current service cost and accrued interest on the present value of the liability are recognized in the Income Statement  and the actuarial gains and losses generated by the remeasurement of the liability due to changes in actuarial assumptions  are recognized as Other Comprehensive Income. In case of changes or reductions in the plan, the effects of the cost of  past services are recognized in the Income Statement on the date of occurrence.

18.	Share-based payment

The Company’s executives are granted the following stock option plans, settled exclusively with its own shares:

• Stock option plan

• Restricted stock plan

• strategy acceleration program

The plans are measured at fair value at the grant date. In determining the fair value, the Company uses an adequate  valuation method.

The cost of transactions settled with equity instruments is recognized, together with a corresponding increase in  shareholders’ equity under the heading “Additional paid-in capital”, throughout the period in which the service conditions  are fulfilled, ending on the date on which the employee acquires the full right to the award (acquisition date). The  cumulative expense recognized for equity instruments transactions settled on each base date up to the acquisition date  reflects the extent to which the vesting period has transpired and the Company’ best estimate of the number of equity instruments to be acquired. The expense or credit in the statement of income of the period is recorded under the heading  “Administrative expenses”.

For the stock option plan and the strategy-acceleration program, despite the expiration of the term for exercise, the  recognized expense is not reversed since the right has been acquired by executives.

When an award of equity instruments settlement is cancelled (except when the cancellation occurs due to loss of right  over the equity instrument for not fulfilling the concession conditions), it is treated as if it had been acquired on the date  of cancellation, and any expense not recognized is registered immediately. This includes any award for which Company  or the counterparty has the option not to fulfill the non-acquisition obligation. All cancellations of transactions settled  with equity securities are treated in the same way.

The dilution effect of options granted is reflected as additional share dilution in the calculation of diluted earnings per  share.

19.	Dividends and interest on capital

The proposed distribution of dividends and interest on capital made by the Company’ Management included in the  portion equivalent to the mandatory minimum dividends is recognized in line item “Other payables” in current liabilities,  as it is considered as a legal obligation provided for by the Company’s bylaws; however, the portion of dividends exceeding  minimum dividends declared by management after the reporting period but before the authorization date for issuance of  these financial statements is recognized in line item “Proposed additional dividends”.

For corporate and accounting purposes, interest on capital is stated as allocation of income directly in shareholders’  equity.

20.	Treasury shares

Own equity instruments which are repurchased (Treasury shares) and recognized at acquisition cost and deducted from  shareholders’ equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the  Company’s own equity instruments.

21.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of  judgment by the Company’ Management in the process of application of accounting practices.

The accounting estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical  experience and other factors that are considered to be relevant in the circumstances. Actual results may differ from those  estimates. The effects resulting from the revision of accounting estimates are recognized in the revision period.

These significant assumptions and accounting estimates are as follow:

a)	Deferred income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on differences between the carrying amount stated in  the financial statements and the tax base of assets and liabilities using statutory tax rates. The Company reviews regularly  deferred tax assets in terms of recoverability, considering the history of earnings generated and projected future taxable  income, based on a technical feasibility study.

b)	Provision for tax, civil and labor risks

The Company is a party to several lawsuits and administrative proceedings. Provisions are recognized for all contingent  liabilities arising from lawsuits that represent probable losses and can be reliably estimated. The probability assessment  includes assessing available evidences, the hierarchy of laws, available previous decisions, most recent court decisions and  their relevance within the legal system, and the assessment of the external legal counsel.

c)	Post-employment healthcare plan

The current amount of the post-employment healthcare plan is contingent to a series of factors determined based on  actuarial calculations, based on a series of financial and demographic assumptions, such as the discount rate, medical  inflation and percentage of adhesion to the plan.

d)	Stock option plan, restricted stock plan and strategy acceleration program

The stock option plan, restricted stock plan and strategy acceleration program are measured at fair value at the grant date  and the expense is recognized in profit or loss during the vesting period against “Additional paid-in capital” in  shareholders’ equity. At the balance sheet dates, the Management reviews the estimates as to the number of stock  options/restricted shares and, where applicable, recognizes the effect arising from this review in profit or loss for period  against shareholders’ equity. The assumptions and models used to estimate the fair value of the stock option plan,  restricted stock option plan and strategy acceleration program.

e)	Impairment loss

An impairment loss exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount,  which is the higher of fair value less cost of disposal and value in use. Fair value less costs of disposal is calculated based  on information available about similar assets sold or market prices less additional costs to dispose of the asset.

Value in use is calculated based on the discounted cash flow model. Cash flows derive from a budget prepared for the  following five to ten years, according to the operating segment, and their projections consider the market’s expectations  for operations, estimated investments and working capital, as well as other economic factors. The value in use is sensitive  to the discount rate used under the discounted cash flow method, as well as the growth rate and perpetuity used for  extrapolation purposes.

f)	Provision for doubtful accounts

The provision for doubtful accounts is estimated based on the calculation of the risk of loss in each aging list group,  considering different risks under the collection operation.

g)	Provision for inventory losses

The provision for inventory losses is estimated using methodology for including discontinued products, products with slow  turnover, products expired or nearing expiration and products that do not meet quality standards.

Exhibit II

Stock option and restricted shares programs and plans of Natura Cosméticos to be migrated to Natura & Co.

Stock Option Grant or Common Shares Subscription Program, originally approved on March 23, 2009

Plan	Quantity
2013	625,422
2014	133,152

2. Stock Option Grant or Common Shares Subscription Program, originally approved on February 6, 2015

Plan	Quantity
2015	225,664
2016	349,734
2017	782,814
2018	2,118,584
2019	1,735,936

3. Company’s Restricted Shares Grant Program, originally approved on February 6, 2015

Plan	Quantity
2016	223,486
2017	471,526
2018	912,004
2019	941,000

4. Stock Option Grant or Common Shares Subscription Program for Strategy Acceleration, originally approved on July 27, 2015

Plan	Quantity
2015	1,100,000
2016	2,640,00
2017	2,210,000

5. Second Restricted Shares Grant Program of the Company, originally approved on November 30, 2017

Plan	Quantidade
2018	237,160
2019	467,892

6. Second Stock Option Grant or Common Shares Subscription Program for Strategy Acceleration, originally approved on November 30, 2017

Plano	Quantidade
2018	3,800,000
2019	1,900,000

7. Co-investment Program, originally approved on April 12, 2019

There are no outstanding grants.

8. Long-Term Incentive Program, originally approved on April 12, 2019*

Plano	Quantidade
2019	688,726

* Grant subject to performance conditions, with the number of shares to be potentially delivered varying between 0 and 2 times the number of grants.

Exhibit II-B to the Management Proposal Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NECTARINE MERGER SUB I, INC. INTO NATURA &CO HOLDING S.A.

The managers of the companies identified below, as well as their respective

Companies identified below:

(a)       NATURA &CO HOLDING S.A., a joint-stock company, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP: 05106-000, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/ME) under No. 32.785.497/0001-97, herein represented pursuant to its Bylaws, hereinafter referred to as "Natura &Co"; and

(b) NECTARINE MERGER SUB I, INC., company organized under the laws of the State of Delaware, with its principal place of business located at Corporate Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware, Postal Code 19801, United States of America, hereinafter referred to as “Merger Sub I”, and jointly with Natura &Co, “Parties”;

HAVE DECIDED to enter into, by the reasons and seeking the purposes detailed below, under articles 223, 224, 225 and 227 of Law No. 6,404, of December 15, 1976, as amended (“Corporation Act”), this Protocol and Justification for the Merger (“Protocol and Justification for the Merger”), the object of which is the merger of Merger Sub I into Natura &Co (“Merger”), under the following terms and conditions:

I.         PROPOSED MERGER AND JUSTIFICATION

1.1.     Proposed Merger. The proposed Merger is the final stage of the business combination disclosed in the Material Fact of Natura Cosméticos S.A., a joint-stock company, with its principal place of business at Avenida Alexandre Colares, nº

1.188, Vila Jaguara, CEP 05106-000, São Paulo, SP, enrolled with the CNPJ/ME under No. 71.673.990.0001-77 (“Natura Cosméticos”) dated May 22, 2019, culminating in the acquisition by Natura &Co of Avon Products, Inc., a company existing under the laws of New York (“Avon”), in a transaction which will result in the combination of the businesses, operations and shareholdings of Natura Cosméticos and Avon (the “Transaction”), pursuant to the terms of the Agreement and Plan of Mergers, as amended (the “Agreement”) entered into on May 22, 2019 between Natura &Co, Natura Cosméticos, Avon, Merger Sub I and Nectarine Merger Sub II, Inc., a company existing under the laws of Delaware (“Merger Sub II”).

1.1.1.       The Transaction will comprise the following steps, the consummation of which will be subject to the applicable corporate approvals and the fulfillment of certain suspensive conditions, and all steps must be coordinated so that their respective corporate approvals occur on the same date, in the following order:

a.             the controlling shareholders of Natura Cosméticos, who hold approximately 57.22% of the voting capital of Natura Cosméticos (“Controlling Shareholders”) will contribute to the capital increase of Natura &Co with (i) their shares issued by Natura Cosméticos, and (ii) a cash amount to be used for payment by Natura &Co of the income tax that may be due on the special equity reserve, recorded as the accounting effect of the increase, to the Company’s equity, of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the purposes of the contribution of shares issued by Natura Cosméticos to the Natura &Co’s capital stock (“Contribution of the Controlling Shareholders”). The Contribution of the Controlling Shareholders will be approved by the Controlling Shareholders in a Natura &Co’s extraordinary general meeting, to be convened for November 13, 2019. In this same meeting, the Controlling Shareholders will approve the capitalization, without issuing new shares, of part of the special equity reserve , net on the income tax levied on it, recorded as the accounting effect of the increase, to the Company’s equity, of the difference between the book value of Natura

Cosméticos and the acquisition cost of the statement used for the purposes of the contribution of shares issued by Natura Cosméticos to the Natura &Co’s capital stock (“Capitalization of the Equity Reserve”). The total number of shares issued by Natura Cosméticos held by the Controlling Shareholders prior to the Contribution of the Controlling Shareholders shall correspond to the same total number of Natura &Co shares held by the Controlling Shareholders, and the total number of Natura &Co shares outstanding, in each case immediately after the Contribution of the Controlling Shareholders, equivalent to four hundred and ninety-five million, three hundred and ninety-three thousand, four hundred and sixty (495.393.460) book-value registered common shares with no par value;

b.             all other shares of Natura Cosméticos not held by Natura &Co will be merged into Natura &Co, and Natura Cosméticos, at the respective book value on the base date, will become a wholly-owned subsidiary of Natura &Co under the terms to be approved in Natura Cosméticos and Natura &Co’s extraordinary general meetings (“Share Merger”);

c.             after the steps above, the Merger Sub II shall be merged into Avon, and the latter shall be the surviving company, with its shareholders receiving the right to receive the Merger Sub I’s shares in exchange for their Avon common shares, and Avon shall become a wholly-owned subsidiary of Merger Sub I (“Reverse Triangular Merger”); this merger will be governed by the laws of New York and Delaware, United States of America;

d.             subject to the terms and conditions set forth herein (including the fulfillment or waiver, as the case may be, of the Suspensive Conditions dealt with on Clause 6.1 herein), Merger Sub I shall be subsequently merged into Natura &Co, by means of the proposed Merger, under the terms and conditions described in this Protocol and Justification for the Merger, with its subsequent extinction, transfer of all of its assets to Natura &Co and Natura &Co’s capital stock will be increased, by means of the issuance of Natura

&Co new shares and/or the delivery of ADRs representing such shares or actual shares, if so elected by an Avon shareholder, as defined in Section 2.3 below, to Avon's original shareholders, holders of the right to receive the shares of Merger Sub I’s shareholders; and

e.             as a result of all steps above, Natura &Co shall hold all shares of Avon and Natura Cosméticos.

1.1.2.   Due to the Merger, Natura &Co shall absorb the entire property of Merger Sub I, becoming its successor, at a universal rate, in all its assets, rights and obligations, without interruption.

1.1.3.   The merger described herein shall be immediately consummated after the Reverse Triangular Merger, both of them being interdependent and bound to each other, as part of the transactions contemplated by the Agreement.

1.2.      Justification. The managements of the Companies understand that the Merger per se is advantageous and serves the best interests of the Parties and its shareholders, to the extent that, is expected as a result of the Transaction:

(i)             Natura &Co shall become the fourth largest exclusive beauty group of its sector worldwide upon the combination of companies with strong commitment to the generation of positive social impact and female empowerment;

(ii)            the combination of the businesses of Natura Cosméticos and Avon shall create a multi-brand and multi-channel group of excellence in cosmetics, with direct connection to consumers. Together, the companies shall occupy a leadership position in sales by relation, in addition to growing digital strength. With Avon, Natura &Co shall have an annual revenue greater than USD 10 billion, over 40 thousand workers and presence in one hundred countries;

(iii)           the combination of businesses shall create opportunity to accelerate growth, increasing investments in digitalization, product innovation and marketing, enabled due to an industrial logic, as well as to capture meaningful synergies in the duties of supply, manufacture, distribution and administrative matters, especially in Brazil and Latin America; and

(iv)          combination of the shareholdings of Natura Cosméticos and Avon in a company with shares listed in the New Market at B3 S.A. – Bolsa, Brasil, Balcão and ADRs listed in the New York Stock Exchange (“NYSE”).

II.         EXCHANGE RATIO, ADJUSTMENTS, REPLACEMENT PROCESS AND FRACTIONS

2.1.       Exchange Ratio. As negotiated and agreed on the Agreement, and subject to the terms and conditions set forth herein (including the fulfillment or waiver, as the case may be, of the Suspensive Conditions), with the consummation of the Merger, and subject to the adjustments set forth in Section 2.08 (Adjustments) of the Agreement, Merger Sub I’s shareholders will receive zero point three (0.300) Natura &Co's ADRs (with each ADR representing 2 common shares of Natura &Co), or at the discretion of each shareholder, zero point six (0.600) common shares issued by Natura &Co, in each case, in replacement for each one (1) common share issued by Merger Sub I which they hold immediately prior to the Merger (“Exchange Ratio”).

2.1.1.    The Exchange Ratio agreed in the Agreement considers the replacement of each one (1) outstanding common share of Avon by one (1) common share of Merger Sub I, as a result of the Reverse Triangular Merger, so that, at the end of the Transaction, that is, in the consummation of the Merger, Avon’s shareholders shall receive ADRs or common shares issued by Natura &Co, as they choose, in replacement of each one (1) common share issued by Avon held immediately before the Reverse Triangular Merger, pursuant to the Exchange Ratio.

2.2.       Adjustments. The Exchange Ratio mentioned in Clause 2.1 above was adjusted to reflect the share bonus made by Natura Cosméticos, at the rate of one (1) bonus share for each one (1) common share already held on the base date of September 17, 2019 (and reflected in the amount of Natura &Co’s shares before the Merger), and it may be once again adjusted in case another change in the number of shares of Avon’s or Natura &Co’s, Natura Cosméticos’, Merger Sub I’s or Merger Sub II’s occurs, and any and all developments, groupings and share bonus or any other similar event in each case to the extent, as set forth in Section 2.08 (Adjustments) of the Agreement, strictly in accordance with the provisions of the Agreement.

2.3.       Replacement Process. Avon’s shareholders shall receive the shares issued by Natura &Co as American Depositary Shares (“ADSs”) of Natura &Co, evidenced by American Depositary Receipts (“ADRs”) listed in the New York Stock Exchange (“NYSE”). Considering that the ADRs Program Level II sponsored by Natura &Co will set forth that each ADR issued by Natura &Co shall be comprised by (2) common shares issued by Natura &Co, in replacement of each one (1) common share issued by Avon, each Avon shareholder shall receive zero point three (0.300) ADR by Natura &Co.

2.3.1.    Notwithstanding the provisions of Clause 2.3, Avon’s shareholders shall have the option, to its discretion, to receive, directly at their election, zero point six (0.600) shares issued by Natura &Co replacing each of one (1) common share issued by Merger Sub I, instead of ADRs.

2.3.2.    The replacement process of Avon’s shares by Merger Sub I’s shares due to the Reverse Triangular Merger and subsequent replacement of Merger Sub I’s shares for Natura &Co’s ADRs or, if so decided by Avon’s shareholders, Natura &Co shares shall be made by means of an exchange agent, under the Agreement, particularly Section 2.03 (Conversion of Shares), Section 2.04 (Surrender and Payment) and Section 2.05 (Fractional Shares).

2.4.      Fractions. Any fractions of shares, ADSs or ADRs arising from the Merger shall be grouped in whole numbers in order to then be sold in the NYSE (in the case of ADSs and ADRs) or in B3 (in the case of Natura &Co’s shares) pursuant to the procedure set forth in Section 2.05 (Fractional Shares) of the Agreement. The amounts appraised in such sale shall be provided net of taxes to the former Avon’s shareholders, in accordance with Section 2.05 (Fractional Shares) of the Agreement.

III.        BASE DATE, APPRAISAL AND FINANCIAL INFORMATION

3.1.       Base Date. The base date for the Merger is June 30, 2019 (“Base Date”).

3.2.       Appraisal Criterion. Merger Sub I’s net equity to be absorbed by Natura &Co shall be appraised by its economic value, already considering the effects of the acquisition of all Avon’s shares on the Reverse Triangular Merger, as if it occurred on the Base Date.

3.3.       Appraisal Report. Subject to the provisions of Clause 3.3.1 below, Ernst & Young Assessoria Empresarial Ltda., a company with its principal place of business in the city of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1909. Torre Norte – 10º andar, CEP 04543-0111, enrolled with the CNPJ/ME under No. 59.527.788/0001-31 (the “Appraiser”) was hired to proceed with the financial and economic appraisal of Merger Sub I, already considering the effects of the acquisition of all Avon shares in the Reverse Triangular Merger, as if it occurred on the Base Date (“Merger Sub I Appraisal Report”). The Merger Sub I Appraisal Report Exhibit I to this Protocol and Justification for the Merger, and the amounts specified therein are subject to review and approval by the Companies’ shareholders, pursuant to the law.

3.3.1.    Pursuant to Article 227, paragraph 1, of the Corporation Act, the appointment of the Appraiser shall be subject to ratification by Natura &Co’s shareholders general meeting resolving on the Merger.

3.3.2.    Natura &Co shall bear all costs related to hiring the Appraiser to prepare the Merger Sub I Appraisal Report.

3.3.3.    The Appraiser represented that (i) there is no actual or threatened conflict or communion of interests with the Parties’ shareholders, or, additionally, with regard to the Merger; and (ii) none of the Parties’ shareholders or managers, directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions. The Appraiser was selected for the works described herein considering its extensive and well-known experience in preparing reports and assessments of this nature.

3.4.       Value Attributed to the Property. Pursuant to the Merger Sub I Appraisal Report, the amount attributed to Merger Sub I’s property to be merged into Natura &Co for purposes of the Merger is eight billion, seven hundred and eleven million four million reais (BRL8,711,000,000.00) already discounting the one hundred (100) shares currently held by Natura &Co that shall be extinct.

3.5.       Property Variations. The property variations occurring on Merger Sub I between the Base Date and the date of the Merger shall be absorbed by Natura &Co.

IV.        Capital Increase; granting of equity instruments

4.1.       Capital Increase. The Merger shall result in the issuance of shares by Natura &Co for the subscription price of eight billion, seven hundred and eleven million four million reais (BRL8,711,000,000.00) corresponding to the value attributed to the equity value of Merger Sub I to be merged by Natura & Co, supported by the Merger Sub I Appraisal Report From this total, the amount of two billion, eight hundred adn fifty two million, two hundred and sixty eight thousand and four hundred adn ninety two reais (BRL 2.852.268.492,00) shall be destined to the stock capital account of the Company and the resulting five billion, eight hundred fifty eight, seven hundred thirty one thousand, five hundred eight reais (BRL 5.858.731.508,00).

4.1.1.    Natura &Co’s share capital prior to the Merger (that is, after the Share Merger) will be divided eight hundred sixty-five million, six hundred fifty nine thousand, nine hundred and forty two (865,659,942) book-value registered common shares with no par value. Natura &Co’s share capital prior to the will only be known after the Equity Reserve Capitalization, upon the confirmation by the Board of Directors of the value of the of the capital stock and the number of shares issued, as per the Protocol and Justification of Merger of Shares. The Equity Reserve Capitalization shall occur on the same extraordinary general meeting approving the Contribution of the Controlling Shareholders.

4.1.2.    Subject to any adjustments set forth in the Agreement, Merger Sub I’s share capital immediately prior to the Merger (that is, after the Reverse Triangular Merger) is estimated to be be divided into four hundred and forty two million, nine hundred and eighty seven thousand, nine hundred and sixty four (442.987.964) book-value registered common shares with no par value (excluding the one hundred (100) shares held by Natura &Co to be extinct, and considering the shareholders position of Avon on October 1st, 2019. There are no agreements or securities giving right to the subscription of new shares issued by Merger Sub I, except for the provisions of Clause 4.5 hereof, regarding the Treatment of long-term incentives based on Avon’s shares, which may be converted into Avon shares before the Consumation Date of the Merger of Shares and, therefore, affect the number of shares of Merger Sub I immediately before the Merger.

4.1.3.    Subject to any adjustments in the Exchange Ratio and to the provisions described in Sections 4.1.4 and 4.5 below, it is estimated that Natura &Co’s capital increase arising from the Merger, at result in the issuance of two hundred and sixty-five million, seven hundred and ninety two thousand, seven hundred and seventy eight (265,792,778) book-value registered common shares with no par value, at the issuance price of thirty two reais and seventy seven cents (BRL 32,77) per share.

4.1.4.    Avon currently has Class C Preferred Shares issued, which may be converted into common shares prior to the Merger Consummation Date, pursuant to Avon’s corporate documents relating to the issuance of Class C Preferred Shares) or, if they are not converted into common shares, they shall automatically be canceled and each share shall be converted into the right to receive a cash consideration. Notwithstanding, if their holders decide to convert them into Avon’s common shares prior to the Merger Consummation Date, the capital increase of Natura &Co, as well as the number of common shares of Natura &Co to be issued as a result of the Merger, shall be adjusted and increased in order to include a sufficient amount and number of shares to be paid as consideration to the former holders of Class C Preferred Shares, which are converted into Avon’s common shares. As a result of the provisions described in this Section 4.1.4, the amount of the capital increase and number of book-value registered common shares with no par value of Natura &Co arising from the Merger shall be defined by Natura &Co’s Board of Directors, which shall meet to define the Merger Consummation Date and other factors, as described in Section 6.2 below.

4.2.       Issued Shares. The common shares to be issued by Natura &Co (delivered directly as shares or as ADRs, at shareholders’ discretion) to Merger Sub I’s shareholders (that is, Avon’s shareholders immediately before the consummation of the Reverse Triangular Merger), will have the same rights as the common shares issued by Natura &Co then existing, with full participation in all benefits, including dividends, interest on equity and other earnings as may be declared by Natura &Co as from the Merger Consummation Date, set forth below.

4.2.1.   The new shares of Natura &Co (delivered directly as shares or as ADRs, at shareholders’ discretion) issued as a result of the Merger will be fully subscribed by Merger Sub I’s officers, on behalf of its holders of the right to receive its shares, under article 227, paragraph 2, of the Corporation Act, and paid up by means of the conveyance of Merger Sub I’s property to Natura &Co.

4.3.      Capital Composition After the Merger. Once the above mentioned capital increase has been carried out, and subject to the adjustments in the Exchange Ratio set forth in the Agreement, and subject to the potential adjustments mentioned in Sections 2.2 and 4.1.4 of this Protocol and Justification for the Merger, it is estimated that Natura &Co’s total share capital shall be divided into one one billion, one hundred thirty-one million, four hundred and fifty two thousand and seven hundred and twenty hundred (1,131,452,720) book-value registered common shares with no par value.

4.4.      Bylaws Amendment Project. In view of the capital increase arising from the Merger, the main section of article 5 of Natura &Co’s Bylaws must be amended in order to reflect the new share capital and amount of shares. After the confirmation by the Board of Directors of the capital stock and the number of shares issued, as per item 6.2, bellow, the annotation of the updated wording of the caput of article 5 of the Bylaws of Natura &Co will be submitted to the first general shareholders meetingto take place after the Date of the Consumation of the Merger.

4.4.1.    If Avon’s Class C Preferred Shares are converted into Avon’s common shares prior to the Merger Consummation Date (rather than being canceled and converted into the right to receive a cash consideration as described above), the increase of Natura &Co’s capital stock mentioned above shall be adjusted in proportion to the effect of such shares.

4.5.      Granting of Equity Instruments. For purposes of implementing the conversion stipulated in Section 2.06 (Company Equity Awards) of the Agreement, due to the Merger, all outstanding awards of restricted stock units that are solely to time-based vesting (“Avon RSUs”) and performance-contingent restricted stock units (“Avon PSUs”) granted under Avon’s long-term incentive plans with respect to shares of Avon common stock, as detailed in Exhibit II hereto, shall be duly canceled and converted into awards of restricted stock units denominated in Natura &Co Holding Shares under Natura &Co’s Long-Term Incentive Plan, by means of a special plan to be approved by Natura &Co’s Board of Directors under the scope of Natura Cosméticos’s Long-Term Incentive Program, which shall be implemented at Natura &Co during an extraordinary general meeting to be held before the Merger Consummation Date, with terms and conditions substantially similar to the respective converted Avon RSUs or Avon PSUs of Avon, as applicable, except that converted Avon PSUs shall no longer be subject to performance conditions and shall only be subject to service-based vesting conditions, similarl to Avon RSUs.

V.         corporate approvals

5.1.      Corporate Approvals Already Obtained. Prior to the execution of this Protocol and Justification for the Merger, the following corporate acts have already been performed and the following approvals obtained:

a.         Meeting of Natura & Co’s Board of Directors, held on October 11, 2019, which approved this Protocol and Justification for the Merger, the Share Merger protocol and the other proposals to be submitted to Natura &Co’s general meetings in order to implement the Merger and the Transaction, pursuant to the Agreement;

b.         Natura &Co’s Written Consent, as Merger Sub I’s sole shareholder, effective as of May 22, 2019, which approved the implementation of the Transaction, under the Agreement, the entering into all agreements and instruments and the practice of all other acts required to consumate (i) the Merger, including the execution of this Protocol and Justification for the Merger, as well as (ii) the Reverse Triangular Merger;

c.         Merger Sub I’s Written Consent, as Merger Sub II’s sole shareholder, effective as of May 22, 2019, which approved, among other matters for the Transaction, the Reverse Triangular Merger;

d.         Meeting of Avon’s Board of Directors, held on May 22, 2019, which approved, among other matters of the Transaction,

5.2.       Pending Corporate Approvals. The Merger’s consummation shall depend on the performance of the following acts, which shall be coordinated in order to occur on the same date, in the following order:

a.         Natura &Co’s extraordinary general meeting, to, in this order and among other acts, approve the Contribution of the Controlling Shareholders and the Equity Reserve Capitalization and the share-based incentive programs in replacement of the programs currently in force at Natura Cosméticos (including for the purposes of item 4.5 above);

b.         Natura Cosméticos’ extraordinary general meeting to;

(1) approve the following acts related to the Share Merger: (1.a .) approve the Protocol and Justification for the Share Merger of Natura Cosméticos S.A. into Natura &Co Holding S.A. (“Protocol and Justification for the Share Merger”); (1.b) ratify the hiring of KPMG Auditores Independentes to draft the appraisal report for the net equity book value of the shares issued by Natura Cosméticos to the merger of Natura Cosméticos' shares into Natura &Co, under article 252, paragraph 1 of the Corporation Act (“Appraisal Report of Natura Cosméticos”); (1.c) approve the Appraisal Report of Natura Cosméticos; (1.d) approve the Share Merger, at book value, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; and (1.e) authorize Natura Cosméticos’ officers to practice all acts required to deliver the Share Merger, including the subscription of new shares to be issued by Natura &Co due to the Share Merger; and

(2) authorize Natura &Co’s shareholders to, in a Natura &Co’s general meeting to be held on the same date of Natura Cosméticos’ general meeting in an act subsequent to the approval of the Share Merger, but prior to its effectiveness and consummation: (2.a) approve this Protocol and Justification for the Merger; (2.b) ratify the hiring of Ernst & Young Assessoria Empresarial Ltda. to draft the Merger

Sub I Appraisal Report; (2.c) approve the Merger Sub I Appraisal Report; (2.d) approve the Merger, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger; (2.e) approve Natura &Co’s capital increase to be subscribed and paid up by Merger Sub I’s managers to the benefit of the holders of the right to receive Merger Sub I's shares, with amendment to article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the present Protocol and Justification of Merger; and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger;

c.         Avon’s shareholders’ meeting to approve the merger of Merger Sub II into Avon (set forth in the Agreement as Company Shareholder Approval”);

d.          Natura &Co’s written consent, as Merger Sub I’s sole shareholder to, in this order and among other acts, (i) approve this Protocol and Justification for the Merger; (ii) ratify the Appraiser’s appointment; (iii) approve the Merger Sub I Appraisal Report; (iv) approve the Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the Suspensive Conditions set forth in this Protocol and Justification for the Merger; and (v) authorize the practice, by Merger Sub I’s officers, of all acts required to deliver the Merger, including the subscription, by its officers, of ADRs or the new shares (to the discretion of each shareholder) issued by Natura &Co;

e.         Natura &Co’s extraordinary general meeting to:

(1) approve the new wording of the main section of Article 5 of Natura &Co’s Bylaws, in order to reflect the paying up of the subscribed shares in the Company’s extraordinary general meeting approving the Contribution of the Controlling Shareholders, after the effective paying up of shares by the subscribers, as per the respective Subscription Lists;

(2) approve the following acts related to the Share Merger: (2.a) approve the Protocol and Justification for the Share Merger; (2.b) ratify the hiring of KPMG Auditores Independentes to draft the Appraisal Report of Natura Cosméticos; (2.c) approve the Appraisal Report of Natura Cosméticos; (2.d) approve the Share Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; (2.e) approve the capital increase to be subscribed and paid up by the managers of Natura Cosméticos to the benefit of its shareholders, with amendment to article 5 of the Bylaws (the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger of Shares); and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger of Shares; and

(3) approve the following acts related to the Merger: (3.a) approve this Protocol and Justification for the Merger; (3.b) ratify the Appraiser’s appointment; (3.c) approve the Merger Sub I Appraisal Report; (3.d) approve the Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the Suspensive Conditions set forth in this Protocol and Justification for the Merger; (3.e) approve the capital increase to be subscribed and paid up by Merger Sub I’s officers to the benefit of the holders of the right to receive Merger Sub I's shares, with amendment to article 5 and ratification of the Bylaws, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the Conditions Precedent set out in the present Protocol and Justification of Merger; and (3.f) authorize the officers of Natura &Co to practice all the other acts necessary for the consummation of the Merger.

VI.	SUSPENSIVE CONDITIONS; MERGER CONSUMMATION

6.1.      Suspensive Conditions. The effectiveness of the Merger shall be, under article 125 of the Civil Code, subject to the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party or parties authorized to do so under the Agreement) of the suspensive conditions set forth in Article 9 (Conditions to the Mergers) of the Agreement (“Suspensive Conditions”), including, without limitation, the approval of the Transaction by the Administrative Council for Economic Defense - CADE in Brazil and by the other required governmental authorities.

6.2.      Merger Consummation Date. After the fulfillment or waiver of the Suspensive Conditions as per the Agreement, Natura &Co’s Board of Directors shall meet to: (i) confirm the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party or parties authorized to do so under the Agreement) of the Suspensive Conditions; (ii) confirm or adjust the Exchange Ratio, under Clause 2.2 of this Protocol and Justification for the Merger and Section 2.08 (Adjustments) of the Agreement; (iii) confirm or adjust the amount of the capital increase and the number of book-value registered common shares of Natura &Co to be issued as a result of the Merger (especially considering the provisions described in Clause 4.1.4 above); (iv) confirm when the Merger shall be delivered, in observance of the term of five (5) business days to close the Merger, as set forth in Section 2.02 (The Mergers) of the Agreement (“Merger Consummation Date”); (v) confirm the date when the amendment of article 5 and restatement of Natura &Co’s Bylaws shall become effective; and (vi) other matters that, due to their relevance and connection with the Merger, must be resolved by Natura &Co’s Board of Directors.

6.3.      Consummation of the Reverse Triangular Merger and the Merger. For U.S. purposes, the Reverse Triangular Merger shall be considered effective upon the submission of certificates of merger to the Department of State of the State of New York and the Secretary of State of the State of Delaware or on other date if mutually agreed on by Natura Cosméticos and Avon and specified in such certificate of merger. The Merger, for U.S. purposes, would be considered effective upon the submission of a certificate of merger to the Secretary of State of Delawware or on another date if mutually agreed on by Natura Cosméticos and Avon and specified in such certificate of merger.

6.4.       Material Fact. Natura &Co’s management shall disclose a Material Fact regarding the consummation of the Merger, informing (i) the Merger Consummation Date; (ii) and other information related to the delivery and issuance of the shares and the ADRs to Avon's shareholders.

VII.       MISCELLANEOUS

7.1.        7.1. No Withdrawal Right. The withdrawal right of the mergee’s shareholders in the Merger is not applicable, given that, on the corporate approval date for the Merger, Natura &Co shall be Merger Sub I’s sole shareholders, and there are no dissident shareholders.

7.2.        Termination Fees. In case the Merger is not consummated due to certain cases set forth in Section 10.03 (Termination Fees) of the Agreement, either party may be obligated to pay the other party a termination fee as set forth in the Agreement.

7.3.        Implementation. It shall be incumbent upon the managements of the Parties the practice of all acts, records and annotations required to implement the Merger, pursuant to the laws of Brazil and Delaware, including, among others: (i) registration of the ADRs Program Level II sponsored by Natura &Co to issue and deliver ADRs; (ii) execution of symbolic and simultaneous exchange transactions in order to reflect the exit of funds from the Country to record the Brazilian investment abroad in Nectarine &Co and Avon and the entrance of funds in the Country to reflect the foreign investment to be recorded by the depositary bank for the ADRs Program Level II of Natura &Co, due to the issuance and delivery of ADRs to Avon’s shareholders on the Record Date, in compliance with the registration rules for foreign capital of the Brazilian Central Bank in effect on the Merger Consummation Date; and (iii) the filing of the corporate acts of the Merger on the Board of Trade of the State of São Paulo; and (iv) the filing of the certificate of merger of Merger Sub I with the Delaware Secretary of State.

7.4.        Operational Costs. The cost of any taxes on exchange transactions (IOF) applicable over the symbolic and simultaneous exchange transactions and any rates charged by the depositary bank for issuance of ADRs to be delivered to Avon’s shareholders upon the consummation of the Merger shall be borne by Natura &Co.

7.5.        Disclosure. The applicable documentation shall be available to the Parties: (i) in the respective social media from the call date of Parties' shareholders' general meeting, and/r, as the case may be, on the website of the Investor Relations websites of Natura Cosméticos and Natura &Co and (iii) the websites of the Brazilian Securities Commission – CVM and B3 S.A. – Brasil, Bolsa, Balcão.

7.6.        Amendment. This Protocol and Justification for the Merger may only be amended by means of a written instrument signed by the Parties.

7.7.        7.7. Nullity and Effectiveness. Any declaration, by any court, of nullity or ineffectiveness of any of the covenants contained in this Protocol and Justification for the Merger shall not adversely affect the validity and effectiveness of the others, which shall be fully performed, with the Parties undertaking to use their best efforts to validly adjust so as to obtain the same effects of the covenant that has been annulled or rendered ineffective.

7.8.        Waiver. Failure or delay by any of the Parties in exercising any of their rights in this Protocol and Justification for the Merger shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

7.9.        Irrevocability and Irreversibility. This Protocol and Justification for the Merger is irrevocable and irreversible (except if amended or dispensed as provided here), and the obligations assumed herein by the Parties are also binding upon their successors by any title.

7.10.     Assignment. The assignment of any rights and obligations agreed upon in this Protocol and Justification for the Merger without the prior and express written consent of the Parties is forbidden.

VIII.        Applicable Law and Dispute Resolution

8.

8.1.        Applicable Law. This Protocol and Justification for the Merger shall be governed by and construed under the laws of the Federative Republic of Brazil.

8.2.        8.2. Dispute Resolution. The Parties agree that any dispute arising out of or relating to this Protocol and Justification for the Merger, including, without limitation, any dispute regarding the existence, validity, effectiveness, interpretation, execution or termination thereof, which cannot be amicably resolved within a non-extendable period of thirty (30) consecutive days, will be settled by arbitration to be administered by the Arbitration Chamber of B3 Market (“Arbitration Chamber”), in accordance with its regulation in force on the instatement date of the arbitration, and this Clause 8.2 (and sub-clauses) will serve as arbitration commitment clause for the purposes of paragraph 1 of article 4 of Law 9,307/96. Accordingly, the Arbitration Chamber will be in charge of the management and correct development of the arbitration procedure. The Parties acknowledge that the obligation to seek amicable settlement does not preclude the immediate request for arbitration if either Party considers that settlement is not possible.

8.2.1.	The arbitral tribunal shall be composed of three (3) arbitrators (“Arbitral Tribunal”), one of them being appointed by the Party(ies) which triggered arbitration, another by the other Party(ies) and the third arbitrator, who shall act as president of the Arbitral Tribunal, by the arbitrators appointed by the Parties. In the event that one of the Parties fails to appoint an arbitrator or if the appointed arbitrators fail to reach consensus on the third arbitrator, the President of the Arbitration Chamber shall appoint such third arbitrator as soon as possible.

8.2.2.	The Parties acknowledge that any order, decision or arbitration determination shall be final and binding, and the final award shall be a judicially enforceable instrument binding upon the Parties and their successors, which undertake to comply with the arbitration award determination, regardless of any judicial enforcement thereof.

8.2.3.	Notwithstanding the foregoing, each Party remains entitled to request judicial measures to (a) obtain any “interlocutory relief” necessary prior to the constitution of the Arbitral Tribunal, and such measure shall not be construed as a waiver of the arbitral proceedings; (b) enforce any arbitration award, including the final arbitration award; and (c) ensure the establishment of the Arbitral Tribunal. For such, the parties choose the courts of the Judicial District of São Paulo, State of São Paulo, waiving any other, however privileged it may be.

8.2.4.	The seat of arbitration shall be in the City of São Paulo, State of São Paulo.

8.2.5.	The arbitration shall be conducted in the Portuguese language.

8.2.6.	8.2.6. The arbitration shall be decided according to the Brazilian laws, and judgment based on the principle of equity is hereby prohibited.

8.2.7.	The arbitration shall be confidential. The Parties undertake not to disclose any information and documents regarding the arbitration. Disclosure may be made if (i) the duty to disclose is required by law, (ii) it is determined by an administrative or judicial authority, or (iii) it is required to defend the interests of the Party.

In witness whereof, the Parties execute this Protocol and Justification for the Merger in four (4) counterparts of equal content and form, and for one sole purpose, together with two undersigned witnesses.

São Paulo, October 11, 2019.

[remainder of this page was intentionally left blank]

[signature page of the Protocol and Justification of Nectarine Merger Sub I, Inc., entered into on October 11, 2019.]

Natura &CO Holding S.A.

_______________________	_______________________
José Antonio de Almeida Filippo	Itamar Gaino Filho

[signature page of the Protocol and Justification for the Merger of Nectarine Merger Sub I, Inc., entered into on October 11, 2019.]

NECTARINE MERGER SUB I, INC.

_______________________
Robert Claus Chatwin

Valuation of Nectarine Merger Sub I, Inc. Valuation date: June 30 th , 2019 Natura &Co Holding S.A. Reliance Restricted October 11th, 2019

October 11th, 2019 Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 2 of 50 Valuation report of Nectarine Merger Sub I, Inc. October 11 th , 2019 Ernst & Young Assessoria Empresarial Ltda. Av. Pres. Juscelino Kubitschek, 1909 Torre Norte - 10º andar 04543 - 011 – São Paulo – SP Phone: +55 11 2573 - 3000 www.ey.com.br In accordance with our Statement of Work, dated July, 31 st, 2019 , Ernst & Young Assessoria Empresarial Ltda . ("EY") presents to Natura &Co Holding S . A . (“Natura &Co”) this valuation report (“Report”) of the economic value of the equity capital of Nectarine Merger Sub I, Inc (“Merger Sub I”), assuming the effects of the acquisition of the total shares of Avon Products, Inc . (“Avon" or "Company"), as a result of the First Merger (described below) as if the merger had occurred on June 30 th, 2019 (the “Valuation date") . The purpose of this Report is to provide Natura &Co’s management and shareholders, support for the deliberation, during Natura &Co Extraordinary General Shareholders Meeting, about the merger of Merger Sub I into Natura &Co (“Transaction”), as required in Articles 8 , 226 and 227 , † 1 º of Law 6 , 404 / 76 (“Brazilian Corporate Law”) . An agreement and plan of mergers (“Agreement”), was entered into among Natura Cosméticos S . A . (“Natura”), Avon, Natura &Co, Merger Sub I and Nectarine Merger Sub II, Inc . (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”) . The Merger Subs are organized in Delaware with the sole purpose of serving as vehicles for the two mergers required for consummation of the Transaction . Merger Sub II, subsidiary of Merger Sub I, will be merged into Avon, with Avon being the surviving corporation (the “First Merger”), and Merger Sub I, subsidiary of Natura &Co, will be subsequently merged into Natura &Co (the “Second Merger” and together with the First Merger, the “Avon Mergers”), with Natura &Co being surviving corporation of the Second Merger . The Avon Mergers will result in Avon becoming a wholly owned subsidiary of Natura &Co . As anticipated in the Agreement, at the time of merger of Merger Sub I into Natura &Co, which will happen immediately after the First Merger, Merger Sub I is expected to solely hold the assets and liabilities previously belonging to Avon . Accordingly, for the economic - financial appraisal of the equity capital of Merger Sub I at the Valuation date, the economic value of Avon shares must be assessed, which will consist of Merger Sub I's sole asset at the time the Second Merger is consummated (except for the US $ 1 . 00 symbolic capital contribution made by Natura &Co) . Reliance Restricted Natura &Co Holding S.A. A/C: José Antonio de Almeida Filippo Avenida Alexandre Colares, nº 1.188, Sala A17, bloco A, Parque Anhanguera 05106 - 000 – São Paulo – SP

October 11th, 2019 This Report contemplates the objective, scope, procedures and methodologies used, as well as the main assumptions involved in calculating Avon’s economic value . Our estimate of value shall not be considered as a fairness opinion or recommendation towards any transaction involving the Company's capital, or used for financing / raising funds, as well as any other purpose except for complying with the Brazilian Corporate Law . It should be noted that the closing of the Transaction depends, among other precedent conditions, on the prior approval by the Brazilian Anti - Trust Authorities (CADE) and anti - trust organizations from other specific countries . In this context, until the close of the Transaction occurs, among other things, any exchange or sharing of competitively sensitive information between Avon and Natura &Co or Natura is not permitted . In this way, it is worth noting that for this exercise, public information of anti - trust Brazilian organization and certain information provide by Natura Management was primarily taken into account . It is important to highlight that we did not investigate independently, and no audit process was applied to Avon’s financial information provided to us . Our assessment was based on the best information and expectations available, and EY had access to the information it deemed necessary, as well as performed the analyzes it deemed appropriate, and considers that the information and analysis used to prepare this Report are consistent . We assume that both Natura &Co and Natura managements have consistently analyzed the factors presented herein and have not omitted any relevant information that could significantly impact the results of our work . We would like to thank Natura &Co’s management and Shareholders for the opportunity to collaborate in this process, and we put ourselves at disposal for any additional information . Sincerely, __________________________________ Andréa de Brito Fuga Partner – Valuation, Modeling & Economics Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 3 of 50

October 11th, 2019 Dashboard Table of contents Dashboard Page 5 Exe c utive Summary 1 Page 6 Market analysis 2 Page 9 The Transaction 3 Page 13 Projected Financial . .. 4 Page 23 V aluation Results 5 Page 30 Appendices 6 Page 37 Exhibits 7 Page 44 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 4 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Dashboard D ashbo a rd Overview 1 $5.6b 5 million Avon’s Net Revenue in 2018 Approximate number of Avon active representatives, globally at Valuation Date +1.2% 3 p.a. 8.3% - 1 1.3% 3 Revenue Growth: estimated CAGR for Avon between 2019 and 2028 Adjusted EBITDA 2 Margin: average adjusted EBITDA margin throughout the projected period, respectively without and with expected deal synergies +$1.6 b 3 - $1.2b Total undiscounted expected transaction synergies gains from 2019 to 2028 Net Debt at the Valuation date (does not consider Series C Preferred Shares) Key Historical Facts: 1. Revenue: 2.5% decrease from 2017 to 2018, and 14.0% decrease in the six months of 2019, when compared to same period of 2018. According to Avon’s management, the decrease was mostly driven by the reduction of active sales representatives base and unfavorable impacts of foreign exchange rates. 2. Product categories: Beauty, which consists of skincare, fragrance and color; and Fashion & Home (F&H), which represent 67.5% and 23.6% of total net revenue, respectively. 3. Adjusted EBITDA margins: decrease from 6.9% in 2017 to 3.2% in the first six months of 2019 as a result of sales decrease. Expectations of margin recovery starting in the second semester of 2019, due to the implementation of “Open Up” strategy, which drives price and productivity gains. 1. All figures in this Report are presented in American Dollars, except when stated otherwise 2. All references to EBITDA in this report represents the following calculation of EBITDA: (i) net income/loss; plus (ii) taxes; plus (iii) interest expense, net and loss on extinguishment of debt; plus (iv) depreciation & amortization, as defined in CVM – Instruction 527. All references to adjusted EBITDA in this report are related to EBITDA adding back other income (expenses). Certain accounts from the six months ended June 30, 2019, published at the Company’s 10Q’s, were grouped into Other income (expenses), net, which includes: foreign exchange and other employees benefit (USD 29 million), gain on sale of assets (USD 24 million) and loss from discontinued operations (negative USD 22,7 million). 3. Prospective Financial Information was prepared by Natura Management. Please refer to note 6 on page 44 of this Report. 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 5 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Executive Summary Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 6 of 50 1 In this section Page Overview of the Report 7 Conclusion of value 8

October 11th, 2019 1 Executive Summary Overview of the Report General Assumptions Ź Methodology: Discounted Cash Flow Ź Valuation date: June 30 th , 2019. Ź Valuation date financial information as of June 30 th , 2019 , as disclosed in Avon’s Quarterly Information ( 10 Q) . Ź Currency : American Dollars (USD) in nominal terms (including USD inflation) . Ź Forecasted Period : 9 years and 6 months, from July 01 st 2019 to December 31 st , 2028 . Ź Terminal value : estimated based on the perpetuity of 2028 cash flow, with nominal growth (g) of 1 . 2 % p . a . Additional growth rate of 1 . 5 % p . a . was considered to estimate the sensitivity of results to this parameter . Ź Discount rate : 10 . 65 % p . a . in nominal USD, estimated according to WACC methodology . A range of +/ - 0 , 25 % in this rate was considered to estimate the sensitivity of results to this parameter . Ź Adjustments : Non - operating assets and liabilities, including net debt, were not included in the cash flow projections . These items were adjusted to their estimated fair value and added to (or subtracted from) the net present value of the operating cash flows and terminal value, impacting the value of the Company’s Equity . Objective Ź In May 2019 , Natura and Avon announced the combination of their businesses, which will result in Natura &Co being the owner of all Avon and Natura shares . After the Transaction, former Avon’s shareholders will hold approximately 24 . 0 % of Natura &Co shares . Ź The objective of this analysis is to provide Merger Sub I’s economic value, as of June 30 th, 2019 , in order to assist Natura &Co shareholders to deliberate about the merger of Merger Sub I into Natura &Co, as required by Brazilian Corporate Law . Ź As previously mentioned in this Report, at the time of merger of Merger Sub I into Natura &Co, Merger Sub I is expected to solely hold the assets and liabilities previously belonging to Avon . Accordingly, for the economic - financial appraisal of the equity capital of Merger Sub I at the Valuation date, the economic value of Avon shares must be assessed . As a result, the prospective financial information reflected Avon’s operations . Scope of Work Ź Discussions with executives of Natura and Avon to understand Avon’s historical and expected performance . Ź Obtaining Avon's accounting, operating and financial historical data . Ź Analysis of the market in which the Company is inserted . Ź Analysis of Avon’s long term plan and Natura’s forecast for Avon business . Ź Research of similar companies in order to establish benchmarks and calculate expected discount rates . Ź Analysis of Natura Management estimates of possible obtainable synergies in the Transaction . Ź Preparation of an economic - financial valuation of Avon operations through Discounted Cash Flow Methodology (DCF) . Ź Fair value calculation of Avon non operating items at Valuation date. It should be noted that this work does not contemplate changes in the external or internal environments in which Avon operates, in addition to those eventually explained in this Report . Das hboar d Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 7 of 50 1 Executive Summary 6 A ppend ices 7 Exhibits 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 1 Executive Summary Conclusion of value As of the Valuation Date and based on the stated parameters and assumptions, the economic value recommendation for 100% of Avon’s shares, and consequently of Merger Sub I, is as follows: Economic Value - Discount rate of 10.65% USD million BRL million (1) Σ | present value of projected cash flow 2,119 8,115 Present value of terminal value | g = 1.2% 1,883 7,210 Enterprise value (EV) 4,001 15,325 Non operating assets and liabilities 21 81 Net Cash / (Debt) (1,243) (4,761) Total Equity value – considering Series C Preferred Shares conversion 2,779 10,645 ( - ) Series C Preferred Shares payment 505 1,934 Total Equity value – considering Series C Preferred Shares payment 2,274 8,711 Implied Multiple EV/EBITDA LFY Avon 11.7 x Guideline public companies 14.9 x Transactions multiple - average 12.4 x Equity Value Range ( WACC / Perpetuity growth rate in USD millio 10.90% n ) 10.65% 10.40% g = 1.2% 2,672 2,779 2,893 g = 1.5% 2,730 2,841 2,959 Conclusion Based on the information received and on the work performed, our valuation resulted in an economic value estimate for 100 % of Avon’s shares, and consequently of Merger Sub I, as of June 30 th , 2019 : a) between USD 2 . 67 billion (BRL 10 . 24 billion) and USD 2 . 96 billion (BRL 11 . 33 billion), considering Series C Preferred Shares conversion to common shares . b) between USD 2 . 17 billion (BRL 8 . 30 billion) and USD 2 . 45 billion (BRL 9 . 39 billion), considering Series C Preferred Shares payment in cash . (1) Exchange rate at Valuation Date : USD 1 = BRL 3 , 83 (2) See Appendix (4) (3) See Appendix (5) The values presented above consider : • Fair value of contingencies, shortcomings or supervening assets or liabilities that were booked at the Valuation date or informed to us by Avon ; • That all Avon Series C Preferred Shares will be converted into common shares or paid an amount in cash without interest, equal to the Stated Value of such shares, as defined in Avon’s certificate of incorporation . As of the Valuation Date, the cash conversion value of Avon Series C Preferred Shares was approximately USD 505 million (see detail about Avon Series C Preferred Shares at page 35 ) . Our recommendations and calculations were based upon analyses of Avon Projected Financial Information (PFI) provided in Avon’s long term plan and by Natura’s management, market expectations for Avon’s industry, as well as the macroeconomic situation at the Valuation date . These expectations can be different in the future and, thus, impact the Company’s value . Das hboar d Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 8 of 50 1 Executive Summary 6 A ppend ices 7 Exhibits 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Market analysis Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 9 of 50 2 In this section P a ge Market analysis – Cosmetics, Fragances and Toiletries sector 10 Market analysis – Direct selling 11 Market analysis – CF&T and direct selling in Latin America 12

October 11th, 2019

2 Market analysis

# Market analysis – Cosmetics, Fragances and Toiletries sector

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

1.5%
2.0%
2.5%
2.5%
2.7%
2.7%
2.7%
2.7%
467
477
488
500
514
528
542
557
2016A
2017A
2018A
2019A
2020A
2021A
2022A
2023A

Source: Euromonitor International Limited

## CF&T Market Scenario

| Global Market by Segment | 2016 | 2017 | 2018 | CAGR (2016-2018) % |
|---|---|---|---|---|
| Total | 467 | 477 | 488 | 2.2% |
| Skin care | 124 | 128 | 135 | 4.3% |
| Hair care | 77 | 77 | 77 | 0.3% |
| Color cosmetics | 65 | 68 | 70 | 3.3% |
| Men's grooming | 50 | 50 | 51 | 0.9% |
| Fragances | 49 | 50 | 51 | 1.9% |
| Oral care | 45 | 46 | 46 | 2.1% |
| Bath and shower | 40 | 41 | 41 | 0.7% |
| Deodorants | 22 | 22 | 22 | 0.9% |
| Baby and child-specific products | 14 | 17 | 17 | 2.8% |
| Sun care | 10 | 10 | 11 | 1.3% |
| Depilatories | 5 | 5 | 5 | -1.9% |

| Distribution by Region | Latin America | North America | Asia Pacific | Australasia |
|---|---|---|---|---|
| Health and beauty specialist retailers | 29 | 31 | 28 | 34 |
| Grocery retailers | 37 | 20 | 29 | 37 |
| Internet retailing | 2 | 13 | 15 | 6 |
| Mixed retailers | 3 | 24 | 16 | 17 |
| Direct selling | 26 | 5 | 9 | 4 |
| Other | 3 | 6 | 4 | 2 |
| Total | 100 | 100 | 100 | 100 |

| Distribution by Region | Western Europe | Eastern Europe | Middle East + Africa | Global average |
|---|---|---|---|---|
| Health and beauty specialist retailers | 47 | 42 | 35 | 35 |
| Grocery retailers | 33 | 33 | 34 | 32 |
| Internet retailing | 7 | 7 | 2 | 7 |
| Mixed retailers | 7 | 1 | 7 | 11 |
| Direct selling | 3 | 12 | 3 | 9 |
| Other | 3 | 5 | 18 | 6 |
| Total | 100 | 100 | 100 | 100 |

October 11th, 2019 34% 2% 5% 13% 6% 20% 20% Asia Pacific Australasia Eastern Europe Latin America Middle East and Africa North America 2 Market analysis Market analysis – Cosmetics, Fragances and Toiletries sector 488 Global CF&T Market value geographic composition in 2018 (USD billion) Global CF&T Market value (USD billion – 2018 constant prices) Source: Euromonitor International Limited 467 477 488 500 514 528 542 557 1 . 5% 2 . 0% 2.5% 2.5% 2.7% 2.7% 2.7% 2.7% CF&T sector 1 totaled U . S . $ 488 billion globally as of December 31 , 2018 , according to Euromonitor International (Euromonitor International Limited’s “Beauty and Personal Care” 2019 edition with data regarding retail value sales at retail sale prices), with an average annual growth of 2 . 2 % from 2016 to 2018 . Skin care is the largest category in the CF&T market, representing 27 . 6 % of the CF&T market mix in 2018 . However, the makeup category has experienced the greatest growth in the market in recent years, reaching 6 . 2% . The table below shows global CF&T market data by category : market and the manner in which each regional market has been organized over the years. In Latin America, for example, there is greater adherence to the direct selling model, while developed countries show greater adherence to specialized retail, department stores and Internet sales . In the global market, the online/Internet model has shown the greatest growth rates over the last three years, increasing its market share from 7 . 6 % in 2016 to 10 . 0 % in 2018 . The following table shows the percentage of each distribution model used in each macro - region for the market as of December 31 , 2018 : CF&T Market Scenario Distribution by Region Latin A me r i c a North A me r i c a Asia P a c ific A ust r a l as ia H : ealth and beauty specialist retailers 29 31 28 34 Grocery retailers 3 7 2 0 2 9 37 Internet retailing 2 1 3 1 5 6 Mixed retailers 3 2 4 1 6 17 Direct selling 2 6 5 9 4 Other 3 6 4 2 Total 100 100 100 100 Distribution by Region W este rn Europe E aste rn Europe M iddle East + Africa Global ave r a ge Health and beauty specialist retailers 47 42 35 35 Grocery retailers 3 3 3 3 3 4 32 Internet retailing 7 7 2 7 Mixed retailers 7 1 7 11 Direct selling 3 1 2 3 9 Global Market by Segment 2016 2017 2018 C A GR (201 6 - 2018) % Total 467 477 48 8 2 . 2 % Skin care 124 128 13 5 4 . 3 % Hair care 7 7 7 7 7 7 0 . 3 % Color cosmetics 6 5 6 8 7 0 3 . 3 % Men's grooming 5 0 5 0 5 1 0 . 9 % Fragances 4 9 5 0 5 1 1 . 9 % Oral care 4 5 4 6 4 6 2 . 1 % Bath and shower 4 0 4 1 4 1 0 . 7 % Deodorants 2 2 2 2 2 2 0 . 9 % Baby and child - specific products 14 17 17 2 . 8 % Source : Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP includes Sales Tax, 2018 data, as per Distribution data, fixed 2018 exchange rate . Source : Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP includes Sales Tax, 2018 data, as per Distribution data, fixed 2018 exchange rate . * The sum of all segments is not equal to the total due to double counting . Male skincare products, for example, are included under both the men care and skincare segments . The CF&T market uses various distribution models that reflect the characteristics of each regional 1. According to Natura Management, Avon’s product category “Beauty” was deemed comparable to the product categories included in Euromonitor’s CF&T sector Dashboard 1 Executive Summary Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 10 of 50 6 A ppend ices 7 Exhibits 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 11 of 50 October 11th, 2019 Overview Direct selling is the sale of consumer goods directly to consumers, through an independent entrepreneurial sales force (non employees) . Commonly the sale happens at costumer’s homes, workplace and other places, away from permanent retail locations . Direct selling occurs in two primary ways : person - to - person basis (usually by prior arrangement a demonstration is given by a direct seller to a customer) or party - plan basis (selling through explanation and demonstration of products to a group of prospective customers by a direct seller usually in the home of a host(ess) who invites other persons for this purpose) . The prime example of a person - to - person method is Avon . Tupperware is famous for its party - plan method . Generally the process involves the independent seller buying the goods from the parent company and then selling them to other individuals, sometimes recruiting them to also become independent sellers . Direct selling companies can specialize in anything from wellness supplements to cosmetics to household items . Direct selling companies specializing in wellness products make up a 34 % share of sales in this industry, making it the largest direct selling product category . According to market statistics informed by Direct Selling News, players in the cosmetics sector have presented a flat or declining pattern in the number of direct sales personnel : Nu Skin reported a decrease from 81 . 9 thousand representatives in 2017 , to 73 . 4 thousand in 2018 ; Oriflame Cosmetics from 3 . 5 million in 2014 to 3 . 0 million in 2016 . The same declining pattern can be observed in Avon and Natura . The number of Mary Kay sales representatives has been stable since 2014 , being around 3 . 5 million . Direct selling in cosmetics sector Large global companies are focusing on venturing with local companies in developing and underdeveloped regions, to further increase global presence of the cosmetics . In 2013 , L’Occitane invested in the brand “L’Occitane au Brésil” aiming the Brazilian market 1 . Cosmetics companies have been taking significant measures to increase their market penetration across the world, with the establishment of regional hubs and innovation centers . Moreover, these players are increasing their investments in R&D and marketing, and are expanding distribution channels to maintain their positions in the market, and to offer innovative and multi - functional cosmetics . Marketing campaigns along with brand identity are some of the base strategies a company seeks out for, before deploying a product through dedicated distribution channel . The metrics related to R&D and marketing expenses as percent of revenue of selected cosmetics companies are presented in the following table 2 : 2 Market analysis Market analysis – Direct selling Company Marketing expenses, % net revenue R&D, % net revenue Revlon 6.5% 1.7% L'Oréal 30.2% 3.4% Beiersdorf Not available 2.9% Estée Lauder 23.1% Not available L'Occitane 10.4% 1.3% Avon 2.3% < 1.0% 1 S ource: UOL website https://glamurama.uol.com.br/loccitane - au - bresil - a - nova - marca - do - grupo - frances - com - jeitinho - brasileiro / 2 Source: EY/Capital iQ Dashboard 1 Executive Summary 6 A ppend ices 7 Exhibits 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 2 Market analysis Market analysis – CF&T and direct selling in Latin America Overview of the CF&T Latin American Market In Latin America, the CF&T market grew by an average of 1 . 9 % annually from 2016 to 2018 , according to Euromonitor International . The below table shows CF&T market data for the region and annual growth for the period from 2016 to 2018 : Brazil and Mexico are the largest CF&T markets and together represented 62 . 5 % of the Latin American market share in 2018 . The direct sales distribution model is strong in Latin American countries . The table below shows the CF&T market size in key countries of the region : Direct Selling in Latin America In recent years, with gradual improvement in macroeconomic variables in the region, such as exchange rates and GDP, the channel witnessed a slow recovery, contributing to an overall positive performance in the region . Direct selling has faced increasing competition from other channels, like internet retailing and, in the case of beauty and personal care direct sellers, health and beauty specialist retailers . As a result, large direct selling companies are developing multichannel strategies to better compete and maintain their relevance . Even though one of the drivers of direct selling is the value put on person - to - person interaction, direct selling will need to keep up with developments in the digital world . Besides focusing on the customer’s perspective, companies are implementing online tools to provide training and support to sellers . Another challenge is to keep millennials interested in becoming sales representatives . Millennials have grown up in the digital age and require digital engagement from companies . Over 2018 - 2023 , direct selling in Latin America will continue growing, sustained by a gradual recovery in consumer expenditure in large markets such as Brazil and Mexico . Nevertheless, growth will be only moderate, owing to strong competition from other channels . It’s important for direct selling companies to stay current on technology trends and to embrace change if they want to grow in an increasingly digital w o r ld . T he d i rect s e l l i n g c o m p a n i es, w ho e m bra c e d i g i tal i z a t i o n , multichannel and effectively blend it with their direct selling model, will be positioned to compete in this marketplace. Brazil is the largest direct selling market in the region . As such, any significant movements in the market in that country affect the performance of the region as a whole . Beauty and personal care is by far the largest category within direct selling in Brazil . Source: Euromonitor International Limited CF&T market in Latin America 2016 2017 2018 CAGR (2016 - 2018) % Market volume (US$ billion) 61 .1 61 .6 63.5 1 . 9 % Growth compared to the previous year (%) - 3 . 9% 0 . 7% 3.1% -- Source: Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP incl Sales Tax, 2018 data, as per Distribution data, fixed 2018 exchange rate. Source: Euromonitor International Limited, Beauty and Personal Care 2019 edition, Retail Value RSP incl Sales Tax, 2018 data, as per Distribution data, fixed 2018 exchange rate. * The sum of all segments is not equal to the total due to double counting. Male skincare products, for example, are included under both the men care and skincare segments. Size of CF&T market 2016 2017 2018 CAGR (2016 - 2018) % Latin America 61.1 61.6 63.5 1 . 9 % Brazil 29 .5 26 .6 30 .0 1 , 0 % Mexico 9 .6 9 .7 9 .7 0 . 6 % Argentina 4 .3 4 .4 4 .2 - 0 . 8 % Chile 3 .4 3 .5 3 .5 0 . 5 % Colombia 3 .4 3 .4 3 .5 1 . 3 % Peru 2 .4 2 .4 2 .5 0 . 7 % Dashboard 1 Executive Summary Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 12 of 50 6 A ppend ices 7 Exhibits 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 The Transaction Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 13 of 50 3 In this section P a ge Avon’s overview 14 Natura’s overview 15 Transaction’s overview 16 Avon historical financial information 20 Historical net revenue 22

October 11th, 2019 3 The Transaction Avon’s overview Ź Avon is a global manufacturer and marketer of beauty and related products, whose business is conducted primarily in the direct - selling channel . Ź During 2018 , Avon had sales operations in 56 countries and territories, and distributed products in 21 more . Consolidated revenue totaled $ 5 . 6 billion worldwide . Ź In 2016 , Avon's North American business (the United States, Canada and Puerto Rico) was separated into a privately - held company -- New Avon LLC -- as a result of a strategic partnership transaction between Avon and an affiliate of Cerberus Capital Management, L . P . Avon retained a minority interest in New Avon LLC which LG Household & Health Care Ltd . acquired in 2019 . Avon Source: Avon Website Avon global presence - 2018 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 14 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 15 of 50 October 11th, 2019 Natura &Co group is formed by three brands Natura, Aesop and The Body Shop 2017 3 The Transaction Natura’s overview Natura Ź Natura &Co is a global Cosmetics company, formed by three brands, Natura, The Body Shop and Aesop, using natural products and working toward sustainable environment and social support . Natura &Co operates in 75 countries with more than 16 , 500 employees . Ź Natura is a trading member of the Union for Ethical BioTrade, gradually ensuring that its sourcing practices promote the conservation of biodiversity, respect traditional knowledge and assure the equitable sharing of benefits all along the supply chain . During the steps of development and production of cosmetics, Natura does not test on animals and follows the most stringent international safety standards . Ź The company was founded in 1969 by Luiz Seabra, who opened a cosmetics store on Oscar Freire Street, in São Paulo . The most representative segment is Natura Brazil operation, with 45 . 1 % of 2018 total net revenue . Company’s sales under Natura’s brand use primarily direct selling model . In June 30 th , 2019 the company counted with more than 1 . 7 million independent beauty consultants worldwide . Ź In 2013 , Natura acquired 65 % control in Emeis Holding Pty Ltd, Australian company with products based on botanical ingredients which operates under the Aesop brand . At the transaction date, Aesop had stores in 11 countries and expanded its presence to a total of 25 countries by 2018 . In 2017 , Natura acquired The Body Shop, a British company, founded in 1976 by Anita Roddick and later acquired by L’Oreal . The Body Shop sells its products through a chain of owned and franchising stores . Ź Natura is a public company since 2004, listed at Novo Mercado (the highest level of corporate governance at B3 – São Paulo Stock Exchange). Ź Nowadays Natura &Co operates more than 3,500 stores under Natura, The Body Shop, and Aesop brands. 1974 Natura adopted direct sales as sales model Male segment opens 1979 Operations in Argentina and Peru starts 1992 Natura goes public on the stock exchange 2004 1980 Driven by the expansion to different regions of Brazil, it reaches 200 employees and 2,000 representatives Luiz Seabra founds the Berjeaut Cosmetic Industry and Trade. Months later, the company is renamed Natura 1969 2014 Natura opens Ecoparque in Benevides (PA), to produce soap, essences and essential oils; Natura becomes the first publicly traded company with B Corp certificate. The first foray into the international market is through a local distributor in Chile 1982 1989 It reaches the milestone of 50,000 representatives It reaches the milestone of 1,000,000 repre s en tat i v e s 2009 Source: Natura Website and F4 1998 For the first time, Natura is chosen Company of the Year, by Exame magazine 6 A ppend ices 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 3 The Transaction Transaction’s overview The Transaction Ź In May 2019 , Natura entered an agreement with Avon to acquire Avon by means of an all - share merger, resulting in the combination of the businesses, operations and shareholding bases of Natura and Avon, in a new holding company for the group, “Natura &Co“ . Natura &Co will wholly own the shares of Natura and Avon, as a result of a corporate restructuring to be implemented in the context of the Transaction . Ź Each share of Avon common stock outstanding shall ultimately be converted into the right to receive 0 . 600 shares of Natura &Co (considering the distribution of bonus shares that occurred in September 17 th , 2019 ), or at the election of Avon common stockholders, 0 . 300 Natura &Co American Depositary Shares (“ADSs”), being each ADS comprised of two (2) Natura &Co shares . Ź The shares of Avon Series C Preferred Shares shall be converted into the right to receive an aggregate cash consideration of approximately USD 505 million as of June 30 , 2019 and will be automatically cancelled . Ź Upon the closing of the Transaction, in June 30 th , 2019 , approximately 76 . 0 % of Natura &Co shares will be held by prior Natura’s shareholders, and approximately 24 . 0 % by prior Avon's shareholders . Natura &Co will have shares listed at Novo Mercado segment of B 3 , and ADRs – Level II listed on the New York Stock Exchange (“NYSE”) . Ź Natura &Co will become the fourth largest pure - play beauty company in the world . The group will hold leading positions in direct selling through Avon’s and Natura’s sales representatives, a global footprint with more than 3 , 500 stores, as well as an expanded digital presence across all companies . The combined group is expected to have annual gross revenues of over USD 10 billion, over 40 , 000 employees and be present in 100 countries . Ź Natura Management expects the combination to generate synergies of USD 150 million to USD 250 million annually, to be fully captured over a period of 36 months upon closing . Total one time costs to achieve synergies are expected to reach US $ 125 million over the same period . Ź The Transaction will be implemented by means of a series of corporate acts, which include: Ź Natura &Co to convene and hold an Extraordinary General Meeting to approve the capitalization of part of its profit reserves, with the distribution of bonus shares to shareholders, which occurred on September 17, 2019; Ź Natura &Co being registered as a public company with the Brazilian Securities Commission (“CVM”) and with the U . S . Securities and Exchange Commission (“SEC”), with shares listed on the Novo Mercado segment of B 3 and, following consummation of the Transaction, ADRs listed on the NYSE (under a sponsored Level II ADR Program) ; Ź Natura &Co and Avon filing with the SEC a Registration Statement on Form F - 4 containing a Joint Proxy Statement/Prospectus, as required for the Avon Mergers, which registration statement was declared effective by SEC on September 27 , 2019 ; Ź Convening of all shareholders meetings to obtain the required approvals in connection with the Transaction (as described in Steps 1 to 3 in the following pages) . 6 A ppend ices 7 Exhibits Source: Natura’s Material Fact published on May 22 nd , 2019. Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 16 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 3 The Transaction Transaction’s overview The Transaction Step 1: Founders contribution Ź The Founders will contribute to Natura &Co a number of shares corresponding to at least approximately 54 . 34 % and up to approximately 57 . 3 % of the share capital of Natura and an amount in cash to be used for the payment by Natura &Co of the corporate income tax to be assessed on the capital reserve to be accounted for as a result of the share contribution, in exchange for shares of Natura &Co . In the event other controlling shareholders of Natura decide to join the Voting and Support Agreement, they will also contribute their shares in Natura to Natura &Co along with and under the same terms of the Founders contribution . The number of issued and outstanding shares of Natura held by the Founders as of immediately before the Founders Contribution shall be the same number of shares of Natura &Co held by the Founders as of immediately after the Founders Contribution . Ź The effectiveness of the Founders Contribution will be conditioned upon the Avon Shareholder Approval for the Avon Mergers by the shareholders of Avon . Ź Immediately before and after effectiveness of Step 1 (after the Avon Shareholder Approval), the simplified corporate structure will be as follows: 6 A ppend ices 7 Exhibits Source: Natura’s Material Fact published on May 22 nd , 2019. Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 17 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 3 The Transaction Transaction’s overview The Transaction Step 2: Natura merger of shares Ź All of the shares of Natura not held by Natura &Co will be merged into Natura &Co, and Natura will become a wholly - owned subsidiary of Natura &Co (“Merger of Shares”) . An the Natura Shareholder Approval shall be convened and held to resolve on (i) the Merger of Shares, and, as subsequent transactions, (ii) the Avon Mergers . The same matters will be resolved on an EGM of Natura &Co with the vote of the Founders . Ź In connection with the Natura Shareholder Approval for the Merger of Shares, Natura intends to form a Special Independent Committee to negotiate the share exchange ratio . Accordingly, it is expected that the Special Independent Committee will recommend that each share of Natura be exchanged for one share of Natura &Co (preliminary share exchange ratio) . Based on the recommendation of the Special Independent Committee, each of the Board of Directors of Natura and Natura &Co will determine the final share exchange ratio . Ź The Natura Shareholder Approval will require the favorable vote of shareholders representing (i) at least half of the voting shares of Natura for the Merger of Shares and (ii) absolute majority of voting shares of Natura attending the meeting for the Avon Mergers . Under their Voting and Support Agreement, the Founders agreed to vote their shares at the EGM for the Natura Shareholder Approval . Ź The effectiveness of the Merger of Shares will also be conditioned upon the Avon Shareholder Approval (as described in Step 3 ) by the shareholders of Avon, but not the satisfaction of the other closing conditions for the Transaction . Ź Immediately before and after effectiveness of Step 2 (after the Avon Shareholder Approval), the simplified corporate structure will be as follows: 6 A ppend ices 7 Exhibits Source: Natura’s Material Fact published on May 22 nd , 2019. Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 18 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. October 11th, 2019 3 The Transaction Transaction’s overview The Transaction Step 3: Avon mergers Ź Merger Sub II will be merged into Avon, with Avon being the surviving corporation (the “First Merger”), and Merger Sub I will be subsequently merged into Natura &Co (the “Second Merger” and together with the First Merger, the “Avon Mergers”), with Natura &Co being surviving corporation of the Second Merger . The Avon Mergers will result in Avon becoming a wholly owned subsidiary of Natura &Co . A shareholders meeting of Avon shall be convened and held to approve the Avon Mergers (“Avon Shareholder Approval”) . Ź The approval of the First Merger will require (i) the affirmative vote of holders of two thirds of the outstanding shares of Avon’s common stock and Avon’s Series C Preferred Stock, voting together as a single class on an as - converted basis and (ii) the written consent of Merger Sub I as sole shareholder of Merger Sub II . The approval of the Second Merger will require (i) the approval at an EGM of Natura &Co, which at this moment will be wholly - owned by the Founders (the Natura Shareholder Approval shall have occurred in Step 2 ) and (ii) the written consent of Natura &Co as sole shareholder of Merger Sub I . Ź The effectiveness of the Avon Mergers will be also conditioned upon the closing conditions of the Transaction, but the Merger of Shares will be effective after the Avon Shareholder Approval is obtained and the expiration of the applicable withdrawal rights period, and the shareholders of Natura shall receive Natura &Co shares listed on the Novo Mercado of B 3 . Immediately before and after the closing of the Avon Mergers, the simplified corporate structure will be as follows : 6 A ppend ices 7 Exhibits Source: Natura’s Material Fact published on May 22 nd , 2019. | Page 19 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 3 The Transaction Avon historical financial information Source: Public information * Six months ended June 30, 2019 1. The term Operating expenses represent sales, general and administrative expenses (SG&A) less depreciation & amortization. 2. For presentation purposes, certain accounts from the six months ended June 30, 2019, published at the Company’s 10Q’s were grouped into Other income (expenses), net, which includes: foreign exchange and other employees benefit (USD 29 million), gain on sale of assets (USD 24 million) and loss from discontinued operations (negative USD 22,7 million). 3. All references to EBITDA in this report represents the following calculation of EBITDA: (i) net income/loss; plus (ii) taxes; plus (iii) interest expense, net and loss on extinguishment of debt; plus (iv) depreciation & amortization, as defined in CVM – Instruction 527. All references to adjusted EBITDA in this report are related to EBITDA adding back other income (expenses) 4. Interest expenses includes loss of extinguishment of debt (USD 2 million), interest income (USD 3 million), and interest expenses (USD 64 million). 5. For the six months ended June 30, 2019 Loss from continuing operations, net of tax was USD 29.9 and Loss from discontinued operations, net of tax was USD 22.7 million. 6. 6M 2019 compared with 6M 2018 ended June, 30 th. Income statement (USD million) Dec 31, 2017A Dec 31, 2018A June 30*, 2019A Revenue 5,716 5,571 2 , 3 6 2 % revenue growth n.a. - 2.5% - 14 . 0% 6 Total Cost of sales (2,203) (2,364) (1 , 0 15 ) Gross Profit 3,512 3,207 1 , 3 4 7 % gross margin 61.5% 57.6% 57 . 0 % Operating expenses 1 (3,117) (2,864) (1 , 2 71 ) Other income (expenses), net 2 (35) (7) 30 EBITDA 3 361 336 106 % EBITDA margin 6.3% 6.0% 4 . 5 % Adjusted EBITDA 3 395 343 76 % adj. EBITDA margin 6.9% 6.2% 3 . 2 % Depreciation and amortization (114) (108) (49) EBIT 247 228 57 Interest expense, net 4 (126) (120) (63) EBT 121 108 (6) Tax income (101) (130) (47) Net income (loss) 5 20 (22) (53) Net income (loss) attributable to noncontrolling interests 0 .4 Net income (loss) attributable to Avon (52) 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 20 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results Summary of historical financial information Ź The table to the left summarizes the Company's recent historical performance, comprising the fiscal years of 2017 and 2018 , and six months ended June 30 , 2019 , as published at the Company’s 10 K’s and 10 Q’s . Ź Avon's net operating revenue (NR) is derived from the production and sales in the segments of (i) Beauty which consists of skincare, fragrance and color ; and (ii) fashion & home (F&H) . Ź NR declined from USD 5 , 716 million in 2017 to USD 5 , 571 million in 2018 . NR until June 2019 showed a 14 . 0% 6 decrease compared to the same period of 2018 , impacted mainly by a decrease in active representatives and by the foreign exchange in countries such as Brazil and Russia . According to 10 Q, the NR decrease in constant dollars was of 5 . 0% . Ź The gross margin dropped 450 b . p, from 61 . 5 % to 57 . 0% , from 2017 to the six months ended in 30 June, 2019 . Ź Other income (expenses) refers to foreign exchange and other employee expenses. Ź The adjusted EBITDA margin ranged from 6 . 9 % in 2017 to 3 . 2 % in the first semester of 2019 .

October 11th, 2019

## 3 The Transaction
# Avon historical financial information

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

**Balance sheet (USD million)**

| Balance Sheet | Dec 31, 2017A | Dec 31, 2018A | June 30, 2019A |
|---|---|---|---|
| Cash and equivalent | 882 | 533 | 421 |
| Receivables | 457 | 350 | 333 |
| Inventory | 598 | 542 | 516 |
| Prepaid expenses | 296 | 272 | 264 |
| **Current asset** | **2,233** | **1,697** | **1,534** |
| Property, Plant and Equipment | 703 | 558 | 520 |
| Right of Use Assets | – | – | 175 |
| Other non current assets* | 762 | 756 | 743 |
| **Non-current assets** | **1,465** | **1,134** | **1,438** |
| **Total assets** | **3,698** | **3,010** | **2,971** |
| Debt | 26 | 12 | 398 |
| Payables | 832 | 817 | 682 |
| Accrued compensation | 130 | 86 | 94 |
| Other liabilities | 559 | 567 | 570 |
| Tax expenses | 13 | 16 | 12 |
| **Current liabilties** | **1,560** | **1,497** | **1,757** |
| Debt - LT | 1,872 | 1,582 | 1,197 |
| Other non current liabilities | 513 | 337 | 470 |
| **Non-current** | **2,385** | **1,918** | **1,667** |
| **Equity**** | **(247)** | **(405)** | **(453)** |
| **Total Liabilities** | **3,698** | **3,010** | **2,971** |

### Summary of historical financial information

October 11th, 2019 3 The Transaction Avon historical financial information *Other non current assets include goodwill. For presentation purposes, specifically in 2018 it is also included USD 66 million of other current assets. **Includes , series C convertible preferred stock and shareholders' deficit Balance sheet (USD million) Balance Sheet Dec 31, 2017A Dec 31, 2018A June 30, 2019A Cash and equivalent 882 533 421 Receivables 457 350 333 Inventory 598 542 516 Prepaid expenses 29 6 27 2 264 Current asset 2,233 1,697 1 , 5 3 4 Property, Plant and Equipment 703 558 520 Right of Use Assets -- -- 175 Other non current assets* 76 2 75 6 743 Non - current assets 1,465 1,134 1 , 4 3 8 Total assets 3,698 3,010 2 , 9 7 1 Debt 26 12 398 Payables 832 817 682 Accrued compensation 130 86 94 Other liabilities 559 567 570 Tax expenses 1 3 1 6 12 Current liabilties 1,560 1,497 1 , 7 5 7 Debt - LT 1,872 1,582 1 , 1 9 7 Other non current liabilities 51 3 33 7 470 Non - current 2,385 1,918 1 , 6 6 7 Equity** (247) (405) (453) Total Liabilities 3,698 3,010 2 , 9 7 1 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 21 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results Summary of historical financial information Ź The main current asset of Avon in June 30, 2019 was inventory, representing 33.6% of total current assets. Ź Additionally, the main current liability in June 30 , 2019 was payables, representing 38 . 8 % of total current liabilities . Ź The short term debt varied from USD 12 million to USD 398 million ( 2018 vs . 2019 ) due to the fact that part of debt is scheduled to be paid in the next twelve months, and therefore moved to short term . The total debt at the valuation date was USD 1 , 595 million .

October 11th, 2019 37 .6% 38.5% 14 .5% 8 .5%% 0 .9 % E M EA SOLA N O L A APAC Other 3 The Transaction Historical net revenue Historical net revenue information Ź Avon’s sales is composed by two main product categories : (i) Beauty, which consists of skincare, fragrance and color ; and (ii) Fashion & Home (F&H), which represented 67 . 5 % and 23 . 6 % of total sales, respectively in 2018 . Ź Avon commercializes its products trough a network of representatives (direct sales), located in 56 countries in Europe, Middle East and Africa (EMEA), South Latin America (SOLA), North Latin America (NOLA) and Asia - Pacific (APAC) regions and distributes products in 21 more countries . The graphs shows geographic destination of sales in 2018 . Ź Historically, Avon`s net revenue has decreased . For the six months ended in June 2019 , the number of active representatives was 10 % lower than in the same period in 2018 . Ź NR have decreased 14 . 0 % in the first semester of 2019 when compared to the same period in 2018 , impacted by a decrease in active representatives and foreign exchange, according to the 10 Q information . Constant USD revenue decreased 5 . 0% . Ź In September 2018 , Avon initiated a new growth strategy, the “Open Up Avon” . Through this plan, the Company is targeting pre - tax annualized cost savings of approximately USD 400 million by 2021 , to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back office functions, as well as through revenue management, interest and tax . The commercial elements of the strategy were developed to help increase Representative earnings and thereby retention . Ź As a result of Open Up Avon restructuring actions approved to - date, total costs to implement these restructuring initiatives of USD 216 . 6 million before taxes were already recorded of which USD 73 . 4 million were recorded during the six months ended June 30 th , 2019 . Source: EY/Natura Management Net Sales Share by Region (% of share, 2018) 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 22 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Projected Financial Information (PFI)* Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 23 of 50 4 In this section P a ge Net Revenue 24 Operating Costs and Expenses 25 Synergies and EBITDA 26 Depreciation & Amortization and Capex 27 Corporate Taxes 28 Debt Free Net Working Capital 29

Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 24 of 50 October 11th, 2019 4 Projected Financial Information (PFI)* Net Revenue Ź From 2019 to 2028 the net revenue projections were based on Natura Management expectations that took into account expectations for the global cosmetics market, market prospects for the direct sales model, and Avon’s historical performance . Ź For 2019 it was assumed a decrease of 8 . 1 % in relation to 2018 . This decrease results from a low first semester and some recuperation in the second part of the year . Sales for July to December 2019 are expected to be 17 % higher than in the first semester, been around 9 % of this growth due to regular seasonality and the other 8 % resulting form the turnaround programs . Ź For 2020 , it was assumed an increase of 2 . 6 % when compared to 2019 , but still some reduction if compared to the second semester of 2019 , based on management expectations of F&H reduction and portfolio rationalization . Ź For 2021 onwards, it is expected that Open Up Avon will result in higher sales representatives attraction and retention, thus increasing sales . For the long term it is expected that sales will growth 1 . 2 % per year, resulting in net revenues CAGR** of 1 . 2 % from 2019 to 2028 . Ź The low expected growth is a result of: ✓ Low historical investment in the sales channel, resulting in a decrease in the number of sales representatives; ✓ Low level of innovation/digitalization and diversification of sales channels; ✓ Lower level of product innovation when compared to competitors, with low fit with the natural/botanical trend; and ✓ Lower level of marketing investments than competitors. Ź Although sales synergies are expected from the Transaction, Natura Management understands that revenue synergies could not be reliably measured at the Valuation date due to several uncertainties . Thus, sales synergies were not considered in the projections . Net Revenues (USD million and % growth) 5,716 5,571 2,760 5,257 5,277 5,327 5,379 5,429 5,492 5,555 5,622 5,689 2,362 - 2.5% - 8 .1% 2 .6% 0 .4% 1 .0% 1 .0% 0 .9% 1 .2% 1 .2% 1 .2% 1 .2% 2 0 17 2 0 18 2 0 19 2 0 20 2 0 26 2 0 27 2 0 28 2 0 21 Actual 2022 Ex p e c te d 2 0 23 2 0 24 2 0 25 Revenue nominal growth, % Source: EY/Natura Management * Please refer to note 6 on page 44 of this Report **Compound Annual Growth Rate . 6 A ppend ices 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Ź COGS are composed by: (i) costs of sales, (ii) incentives, (iii) costs of brochures, and (iv) costs of appointment kits. Ź COGS were forecasted as mostly variable, resulting in gross margin stable at 57.9% throughout the projected period. Ź Operating Expenses 2 (“OPEX”) reflect the reductions expected due to the Open up program until 2021. Ź Due to the fact that projected sales growth is lower than inflation, the nominal growth of expenses makes EBITDA margin reduce along projections Ź OPEX are composed by: (i) shipping and handling, (ii) advertising; (iii) research and development; (iv) compensation, and (v) other expenses. 1. All references to EBITDA in this report represents the following calculation of EBITDA: net income/loss, plus taxes, plus financial income/expenses, plus depreciation & amortization as defined in CVM – Instruction 527. All references to adjusted EBITDA in this report are related to EBITDA adding back other income (expenses), net. 2. The terms Actual expenses and Expected expenses indicated in the chart “OPEX and adjusted EBITDA Margin without Synergies” represent sales, general and administrative expenses (SG&A) less other income(expense) and depreciation & amortization. 4 Projected Financial Information (PFI)* Operating Costs and Expenses COGS and Gross Margin (USD million and % gross margin) OPEX and adjusted EBITDA 1 Margin without Synergies (USD million and % adjusted EBITDA margin) 2,203 2,364 1 , 14 0 2,211 2,219 2,241 2,262 2,283 2,310 2,337 2,365 2,393 1 , 01 5 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Actual costs Expected costs Gross margin, % Source: EY/Natura Management 3,117 2,864 1 , 41 3 2,616 2,595 2,622 2,650 2,687 2,726 2,763 2,798 2,833 1 , 27 1 6.9% 6.2% 5.5% 8.2% 8.8% 8.7% 8.7% 8,4% 8.3% 8.2% 8.2% 8.1% 61.5% 57.6% 57.9% 57.9% 57.9% 57.9% 57.9% 57.9% 57.9% 57.9% 57.9% 57.9% 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Actual expenses Expected expenses Adjusted EBITDA margin, % Source: EY/Natura Management 6 A ppend ices 7 Exhibits * Please refer to note 6 on page 44 of this Report. Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 25 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 - 90 127 190 211 222 234 238 242 246 - 1 .7% 2 .4% 3 .6% 3 .9% 4 .1% 4 .3% 4 .3% 4 .3% 4 .3% 2 0 19 2 0 20 2 0 21 2 0 22 2 0 23 2 0 24 2 0 27 2 0 28 Expected synergies 2025 2026 Revenue, % Ź Cost and expenses transaction synergies were quantified by Natura Management, as they were considered initially measurable. Ź The expected transaction synergies are mainly located in Latin America, mostly in Brazil, and include: (i) Sourcing: consolidation of product categories and components standardization. (ii) Manufacturing and Supply Chain: plant specializations and logistics optimization. (iii) General & Administrative expenses: simplifying overlapping positions and systems; (iv) Bad debt expenses: improving bad debt standards and increasing productivity reducing to cost to serve. Ź The gain related to the synergies vary between USD 150 million and USD 250 million per year, to be fully captured over 36 months. Ź Initial costs are expected to be incurred in order to implement the synergies. The total amount of these costs are estimated at USD 125 million from 2020 to 2022. Ź The average EBITDA margin excluding synergies was 8.3%, ranging from 5.5% in 2019 to 8.1% in 2028. With synergies, the EBITDA margin ranged from 5.5% in 2019 to 12.5% in 2028, with an average of 11.3% in the same period. Ź The discounted cash flow was calculated including synergies. 1. All references to EBITDA in this report represents the following calculation of EBITDA: net income/loss, plus taxes, plus fin ancial income/expenses, plus depreciation & amortization as defined in CVM – Instruction 527. All references to adjusted EBITDA in this report are related to EBITDA adding back other income (expenses) 4 Projected Financial Information (PFI)* Synergies and EBITDA Adjusted EBITDA 1 with Synergies (USD million and % adjusted EBITDA margin) Source: EY/Natura Management Net Synergies (USD million and % of revenues) Source: EY/Natura Management 395 343 207 76 339 589 655 677 680 690 693 701 709 11.2% 12.3% 12.6% 12.5% 12.6% 12.5% 12.5% 12.5% 6.9% 6.2% 5.5% 6.5% 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Actual Adjusted EBITDA Expected Adjusted EBITDA EBITDA margin, % 6 A ppend ices 7 Exhibits * Please refer to note 6 on page 44 of this Report. Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 26 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019

# 4 Projected Financial Information (PFI)*
## Depreciation & Amortization and Capex

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

### Depreciation and amortization (USD million and % of net revenue)

2.0% 1.9% 2.3% 2.2% 1.7% 2.0% 2.2% 1.6% 1.6% 1.5% 1.6% 1.7%
114 108 49 69 114 92 108 117 89 88 85 88 97
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Expected
Actual
% Revenue

Source: EY/Natura Management

### Capex (USD million and % of net revenue)

1.7% 1.7% 2.4% 3.6% 2.9% 1.8% 1.8% 1.8% 1.8% 1.8% 1.8% 1.8%
97 95 88 33 188 154 95 95 96 97 99 100 101
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028
Actual
Expected
Revenue, %

Source: EY/Natura Management

October 11th, 2019 4 Projected Financial Information (PFI)* Depreciation & Amortization and Capex Ź Property, Plant & Equipment (PP&E) depreciation and Software amortization were projected based on the net book values and respective useful lives as of the Valuation date . Historical weighted average depreciation rate of PP&E assumed for calculation of the depreciation of new investments (Capex) was 4 . 2% . Ź Depreciation and amortization represented an average of 1 . 9 % over net revenues throughout the forecasted period . Ź The projections assumed cash inflows of USD 50 million in 2020 , regarding the sale of assets, as expected by Natura Management ; pro j ected as s u m i ng PP&E’ s d e pre c i at i on Ź Capex was replacement ac c u m u l at e d plus an incremental Capex. The incremental Cap e x a m o u nt f r o m 2 0 1 9 t o 2 0 21 w as approximately USD 200 million and refers to the implementation of Open Up Avon, mainly related to IT enhancement focused on serving the sales representatives . Reinvestment of this Capex was considered at a rate of 20 . 0% ; Ź Total Capex represented an average of 2.2% of net revenues from 2019 to 2028. Depreciation and amortization (USD million and % of net revenue) Capex (USD million and % of net revenue) 49 114 108 69 114 92 108 117 89 88 85 88 97 2 .0% 1 .9% 2 .3% 2 .2% 1 .7% 2 .0% 2 .2% 1 .6% 1 .6% 1 .5% 1 .6% 1 .7% 2 0 17 2018 2019 2022 2023 2024 2025 2 0 26 2 0 27 2 0 28 2020 2021 Expected Ac t ual % Revenue 97 95 88 188 154 95 95 96 97 99 100 101 33 2 .4% 3.6% 2 .9% 1 .7% 1 .7% 1 .8% 1 .8% 1 .8% 1 .8% 1 .8% 1 .8% 1 .8% 2 0 17 2 0 18 2 0 19 2 0 20 2 0 21 2 0 22 2 0 23 2 0 24 2 0 25 2 0 26 2 0 27 2 0 28 Ac t ual Ex p e c te d Revenue, % Source: EY/Natura Management Source: EY/Natura Management 6 A ppend ices 7 Exhibits * Please refer to note 6 on page 44 of this Report. Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 27 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019

# 4 Projected Financial Information (PFI)*
## Corporate Taxes

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

### Income Tax (USD million and % of EBIT)

50.0%
35.0%
33.0%
30.0%
30.0%
30.0%
30.0%
30.0%
30.0%
30.0%
69
79
164
164
168
177
180
182
184
184
2019¹
2020
2021
2022
2023
2024
2025
2026
2027
2028
Tax expenses
% EBIT

Source: EY/Natura Management
¹ Comprises 6 months of 2019.

October 11th, 2019 69 79 164 164 168 177 180 182 184 184 50 .0% 35 .0% 33 .0% 30 .0% 30 .0% 30 .0% 30 .0% 30 .0% 30 .0% 30 .0% 2 0 19 ¹ 2 0 20 2 0 21 2 0 22 2 0 25 2 0 26 2 0 27 2 0 28 2023 Tax expenses 2024 % EBIT 4 Projected Financial Information (PFI)* Corporate Taxes Income Tax (USD million and % of EBIT) Ź The forecasted effective tax rate started at 50% of EBIT in 2019, decreasing to 30% from 2022 onwards, as a result of in progress corporate restructuring. Source: EY/Natura Management * Comprises 6 months of 2019. 6 A ppend ices 7 Exhibits * Please refer to note 6 on page 44 of this Report. Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 28 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 4 Projected Financial Information (PFI)* Debt Free Net Working Capital Ź The Debt Free Net Working Capital (DFNWC) was calculated based on the historical financial information provided . Ź The ratios for each account of DFNWC were calculated individually based on the appropriate financial metrics, such as Net revenues, COGS, OPEX and Taxes payables ; Ź Due to the increase in DFNWC in 2019 , a gradual return to historical levels was considered in inventories and payables . Ź Non - operating assets and liabilities and Net debt were not included in the DFNWC calculations and included as Enterprise value adjustment for calculating the Company’s Equity value . Source: EY/Natura Management Debt Free Net Working Capital (USD million and % revenue) (182) (255) (266) (327) (338) (341) (344) (347) (350) (354) (358) (363) - 3.2% - 4.6% - 3.5% - 6.2% - 6.4% - 6.4% - 6.4% - 6.4% - 6.4% - 6.4% - 6.4% - 6.4% 2017 2018 2019* 2020 2021 2022 2023 2024 2025 2026 2 0 27 2 0 28 Ac t ual Ex p e c te d Revenue, % * Please refer to note 6 on page 44 of this Report. 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 29 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Valuation Results Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 30 of 50 5 In this section P a ge Operating Cash Flow 31 Non - Operating Assets and Liabilities 32 Terminal value 33 Weighted Average Cost of Capital 34 Preferred Shares 35 Conclusion of value 36

October 11th, 2019 5 Valuation Results Operating Cash Flow Projected Operating Cash Flows (USD million) Ź The expected increase in Avon operating cash flows is a result of: Ź Improvement in sales in the second semester of 2019, returning to 2018 level; Ź Reduction on working capital in 2019 and 2020; Ź Expected increase in adjusted EBITDA margins due to Open up Avon (until 2021) and synergy gains (after 2022). 282 184 115 399 417 409 415 416 422 429 2 0 19* 2 0 20 * Comprises 6 projected months Source: EY/Natura Management 2 0 21 2 0 22 2 0 23 2 0 24 2 0 25 2 0 26 2 0 27 2 0 28 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 31 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019

# 5 Valuation Results

## Non-Operating Assets and Liabilities

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

| Non Op. Assets/Liabilities (in million USD) | Book Value | Fair Value |
|---|---|---|
| Other Assets (A) | 558 | 582 |
| Employee Benefit Plan (B) | (130) | (130) |
| Long Term Income Taxes (B) | (141) | (141) |
| Other Liabilities (B) | (55) | (55) |
| Total Net Non Operating Assets and Liabilities | 232 | 256 |
| Contingencies (C) | (--) | (235) |
| **Total** | **232** | **21** |

| Net Debt (in million USD) | Book Value | Fair Value |
|---|---|---|
| Cash & Equivalents (B) | 421 | 421 |
| Short Term Debt (D) | (398) | (408) |
| Long Term Debt (D) | (1,197) | (1,256) |
| **Total Net Debt** | **(1,174)** | **(1,243)** |

Source: EY/Natura Management

October 11th, 2019 5 Valuation Results Non - Operating Assets and Liabilities Ź (A) Other assets : composed by deferred taxes and other assets, as presented in the 10 Q, except for the USD 85 million of capitalized software . Fair values were assumed based on book values at the valuation date, except for USD 0 . 02 million related to New Avon`s shares adjusted to USD 24 . 9 million according to disclosed transaction value . Ź (B) Fair values assumed as equivalent of book values, based on the nature of the accounts and information disclosed in the Avon 10Q. Ź (C) Contingencies: adjustment to fair value of total contingencies. Ź (D) Short Term Debt and Long Term Debt: Debt considered at the fair value disclosed at Avon 10Q. Source: EY/Natura Management * Non Op. Assets/Liabilities (in million USD) Book Value Fair Value Other Assets (A) 558 582 Employee Benefit Plan (B) (1 3 0) (1 3 0) Long Term Income Taxes (B) (1 4 1) (1 4 1) Other Liabilities (B) (5 5 ) (5 5 ) Total Net Non Operating Assets and Liabilities 232 256 Contingencies (C) ( -- ) (2 3 5) Total 232 21 Cash & Equivalents (B) 421 421 Short Term Debt (D) (3 9 8) (4 0 8) Long Term Debt (D) (1, 1 9 7 ) (1, 2 5 6 ) Total Net Debt (1, 1 7 4 ) (1, 2 4 3 ) Net Debt (in million USD) Book Value Fair Value 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 32 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 5 Valuation Results Terminal value Ź For the calculation of terminal value, it was considered a perpetuity based on the last calculated cash flow and a growth rate (g) of 1 . 2 % p . y . Ź The g is equivalent to the long - term nominal business growth expected from 2025 on . This rate is lower than US CPI resulting in a negative real growth for the business . The terminal growth rate is consistent with Avon historical performance and prospective financial information during the explicit period . Ź The calculation of terminal value is obtained through Gordon's growth model. Terminal cash flow Cap. rate Terminal value calculation Discount fator of the last period Cap. rate = Discount rate – g Terminal Value 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 33 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019

# 5 Valuation Results

## Weighted Average Cost of Capital

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

Cost of Equity
(Capital Asset Pricing Model - CAPM)
(Ke)
Country Risk
2.81%1
Risk-free rate (RF USA)
2.72%2
Company-specific risk
1.02% 3
Market-risk premium
6.00% 4
Delevarage Beta
0.77% 5
Debt
(Kd)
Cost of debt before tax
6.18% 6
Tax rate
30.00% 7
CAPM
11.73%
85.47%
Cost of Debt after tax
4.32%
14.53%
WACC8
10.40%
WACC
10.65%
WACC8
10.90%

Notes:

(5) Source: Capital IQ;

(8) Discount rate range (+/- 0,25%).

Source: EY/Natura Management

October 11th, 2019 5 Valuation Results Weighted Average Cost of Capital Notes: (1) Source: Weighted Average of all countries in which Avon operates; (2) Source: Federal Reserve (Average of 6 historic months of 20 - year T - bonds); (3) Source: based on the Prospective Financial Information’s intrinsic risk; (4) Source: EY LLP - the market risk premium is based on the historic country risk premium and on risk premium expectations; (5) Source: Capital IQ; (6) Source: Weighted Average of Avon’s debt interest rate, as of 2018 (10 - K); (7) Source: Weighted Average of all countries in which Avon Operates; (8) Discount rate range (+/ - 0,25%). Source: EY/Natura Management Cost of Equity (Capi t al Asset Pricing Model - CAPM) (Ke) Debt (Kd) Risk - free rate (RF USA) 2.72% 2 Delevarage Beta 0.77% 5 Cost of debt before tax 6.18% 6 CAPM 11.73% Cost of Debt after tax 4.32% WACC 10.65% Market - risk premium 6.00% 4 14.53% 85.47% Tax rate 30.00% 7 Country Risk 2.81% 1 Company - specific risk 1.02% 3 W A C C 8 10 .4 0% W A C C 8 10 .9 0% 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 34 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Ź At the Valuation date, Avon had 435,000 Series C Preferred Shares, par value USD 1.00 per share. Ź Holders of Avon Series C Preferred Shares are entitled to a cumulative preferred dividend that accrues daily at a rate of 1 . 25 % per quarter (net of any dividends on Avon Common Shares and subject to increase up to a maximum rate of 5 . 00 % per quarter, if Avon breaches certain obligations) . In addition, holders of Avon Series C Preferred Shares are also entitled to participate on as - converted basis in any dividends paid to the holders of Avon Common Shares . Ź Avon Series C Preferred Shares are convertible, at the option of the holders, into shares of Avon’s common stock at an initial conversion price of USD 5 . 00 per share, subject to certain anti - dilution adjustments . Ź As per the Merger Agreement, each Avon Series C Preferred Shares issued and outstanding immediately prior to the consummation of the First Merger will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value of such Avon Series C Preferred Stock (as defined in Avon’s certificate of incorporation) . Ź This valuation was prepared assuming that all Avon Series C Preferred Shares will be either (a) converted into common stock, or (b) cancelled and converted into cash upon closing of the transaction, pursuant to the terms of the Merger Agreement . As of the Valuation Date, the cash conversion value of Avon Series C Preferred Shares was approximately USD 505 million . Ź To the extent the holders of the Avon Series C Preferred Shares convert into shares of Avon’s common stock prior to the effective time of the First Merger, current shareholders of both Avon and Natura will be diluted . 5 Valuation Results Preferred Shares 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 35 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 5 Valuation Results Conclusion of value As of the Valuation Date and based on the stated parameters and assumptions, the economic value recommendation for 100% of Avon’s shares, and consequently of Merger Sub I, is as follows: Economic Value - Discount rate of 10.65% USD million BRL million (1) Σ | present value of projected cash flow 2,119 8,115 Present value of terminal value | g = 1.2% 1,883 7,210 Enterprise value (EV) 4,001 15,325 Non operating assets and liabilities 21 81 Net Cash / (Debt) (1,243) (4,761) Total Equity value – considering Series C Preferred Shares conversion 2,779 10,645 ( - ) Series C Preferred Shares payment 505 1,934 Total Equity value – considering Series C Preferred Shares payment 2,274 8,711 Implied Multiple EV/EBITDA LFY Avon 11.7 x Guideline public companies 14.9 x Transactions multiple - average 12.4 x Equity Value Range ( WACC / Perpetuity growth rate in USD millio 10.90% n ) 10.65% 10.40% g = 1.2% 2,672 2,779 2,893 g = 1.5% 2,730 2,841 2,959 Conclusion Based on the information received and on the work performed, our valuation resulted in an economic value estimate for 100 % of Avon’s shares, and consequently of Merger Sub I, as of June 30 th , 2019 : a) between USD 2 . 67 billion (BRL 10 . 24 billion) and USD 2 . 96 billion (BRL 11 . 33 billion), considering Series C Preferred Shares conversion to common shares . b) between USD 2 . 17 billion (BRL 8 . 30 billion) and USD 2 . 45 billion (BRL 9 . 39 billion), considering Series C Preferred Shares payment in cash . (1) Exchange rate at Valuation Date : USD 1 = BRL 3 , 83 (2) See Appendix (4) (3) See Appendix (5) The values presented above consider : • Fair value of contingencies, shortcomings or supervening assets or liabilities that were booked at the Valuation date or informed to us by Avon ; • That all Avon Series C Preferred Shares will be converted into common shares or paid an amount in cash without interest, equal to the Stated Value of such shares, as defined in Avon’s certificate of incorporation . As of the Valuation Date, the cash conversion value of Avon Series C Preferred Shares was approximately USD 505 million (see detail about Avon Series C Preferred Shares at page 35 ) . Our recommendations and calculations were based upon analyses of Avon Projected Financial Information (PFI) provided in Avon’s long term plan and by Natura’s management, market expectations for Avon’s industry, as well as the macroeconomic situation at the Valuation date . These expectations can be different in the future and, thus, impact the Company’s value . 6 A ppend ices 7 Exhibits Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 36 of 50 Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 37 of 50 6 In this section P a ge Appendix A: Guideline public company descriptions 38 Appendix B: Overview of methodologies 41 Appendix C: Discount rate derivation 42 Appendix E: General limitation declaration 43

October 11th, 2019 The analysis considered guideline public companies 1 which were selected based on their similarity in business operations and other factors to the Company. The guideline public companies, as listed in the following table, include actively traded companies in the same industry: 6 Appendices Appendix A: Guideline public company descriptions Name Description Avon Products, Inc. Avon Products, Inc . manufactures and markets beauty and related products in Europe, the Middle East, Africa, south Latin America, north Latin America, and the Asia Pacific . The company offers beauty products, including skincare, fragrance, and color cosmetics ; and fashion and home products, such as fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products, and nutritional products . It sells its products through direct selling by representatives, who are independent contractors . The company was founded in 1886 and is headquartered in London, the United Kingdom . Natura Cosméticos S.A. Natura Cosméticos S . A . develops, produces, distributes, and sells cosmetics, fragrances, and hygiene products . The company is also involved in the product and technology development, and market research ; and import and sale of cosmetics, fragrances, and hygiene products . In addition, it sells picking, packing and mailing, logistic consulting, human resources management and training, and in vitro research and testing services . It markets its cosmetics under Natura, The Body Shop and Aesop brands through a chain own stores, electronic commerce, direct selling, and franchises primarily in Asia, North America, South America, Europe, and Oceania . The company is headquartered in São Paulo, Brazil . The Estée Lauder Companies Inc. The Estée Lauder Companies Inc . manufactures and markets skin care, makeup, fragrance, and hair care products . The company offers a range of skin care products, such as moisturizers, serums, cleansers, toners, body care products, exfoliators, acne care products, facial masks, cleansing devices, and sun care products ; and makeup products, including lipsticks, lip glosses, mascaras, foundations, eyeshadows, nail polishes, and powders, as well as related items, including compacts, brushes, and other makeup tools . It also provides fragrance products in various forms comprising eau de parfum sprays and colognes, lotions, powders, creams, candles, and soaps ; and hair care products consisting of shampoos, conditioners, styling products, treatment, finishing sprays, and hair color products, as well as sells ancillary products and services . The company offers its products under the brand names of Estée Lauder, Aramis, Clinique, Prescriptives, Lab Series, Origins, M·A·C, Bobbi Brown, La Mer, Aveda, Jo Malone London, Bumble and bumble, Darphin, Ojon, Smashbox, RODIN olio lusso, FLIRT!, Le Labo, Editions de Parfums Frédéric Malle, GLAMGLOW, By Kilian, BECCA, and Too Faced . In addition, it operates as a licensee for fragrances and/or cosmetics sold under the Tommy Hilfiger, Donna Karan New York, DKNY, Kiton, Michael Kors, Tom Ford, Dr . Andrew Weil, Ermenegildo Zegna, AERIN, and Tory Burch brand names . The company sells its products through department stores, specialty multi - brand retailers, upscale perfumeries, pharmacies, and salons and spas ; freestanding stores ; e - commerce Websites ; stores in airports and on cruise ships ; in - flight and duty - free shops ; and self - select outlets . It has operations in the Americas, Europe, the Middle East, Africa, and the Asia Pacific . The Estée Lauder Companies Inc . was founded in 1946 and is based in New York, New York . L'Oréal S.A. L'Oréal S . A . , through its subsidiaries, manufactures and sells cosmetic products for women and men worldwide . It operates through four divisions : Consumer Products, L’oréal Luxe, Professional Products, and Active Cosmetics . It offers shampoos, hair care products, shower gels, skin care products, cleansers, hair colors, styling products, deodorants, sun care products, make - up, perfumes, etc . The company provides its products under the L’Oréal Paris, Garnier, Maybelline New York, NYX Professional Makeup Professional Makeup, Essie, Niely, Dark and Lovely, Lancôme, Yves Saint Laurent Beauté, Giorgio Armani Beauty, Kiehl’s, Urban Decay, Biotherm, Ralph Lauren, IT Cosmetics, L'Oréal Professionnel, Kérastase, Redken, Matrix, BIolage, Pureology, Decléor, Carita, Vichy, La Roche - Posay, SkinCeuticals, and Roger&Gallet brands . The company sells its products through distribution channels, such as hair salons, mass - market retail channels, perfumeries, department stores, pharmacies, drugstores, medispas, branded retail, travel retail and e - commerce . The company was founded in 1909 and is headquartered in Clichy, France . 1 Capital iQ as of 30rth June 2019. 6 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 38 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 6 Appendices Appendix A: Guideline public company descriptions Name Description Shiseido Company, Limited Shiseido Company, Limited engages in the production and sale of cosmetics in Japan and internationally . The company offers fragrances ; skincare products, shampoo, and other haircare products, as well as body care products ; and hair care and hair styling products, as well as hair color and perm solutions for hairdressers . It also conducts restaurant and food, and retail businesses ; manufactures and sells hyaluronic acid and cosmetics for medical use and amino acid analysis ; and operates skin clinics . In addition, the company operates Japanese Beauty Institute . It sells its products through cosmetic specialty stores, department stores, general merchandising stores, and drug stores . The company was founded in 1872 and is headquartered in Tokyo, Japan . Beiersdorf Aktiengesellschaft Beiersdorf Aktiengesellschaft manufactures and distributes consumer goods in Europe, the Americas, Africa, Asia, and Australia . It operates in two segments, Consumer Business and Tesa Business . The Consumer Business Segment offers skin and body care products . The Tesa Business segment manufactures and sells self - adhesive system and product solutions for industries, craft businesses, and consumers . This segment offers its system solutions to the electronics, printing and paper, building and construction, and automotive industries . The company offers its products in the area of skin and body care ; and technical adhesive tapes primarily under the NIVEA, Eucerin, La Prairie, Hansaplast, Elastoplast, Labello, Aquaphor, atrix, Florena, 8 x 4 , Hidrofugal, SLEK, and Maestro brands . The company was founded in 1882 and is based in Hamburg, Germany . Beiersdorf Aktiengesellschaft is a subsidiary of maxingvest ag . Ulta Beauty, Inc Ulta Beauty, Inc . operates as a beauty retailer in the United States . The company’s stores offer cosmetics, fragrances, skincare and haircare products, bath and body products, and salon styling tools ; salon services, including hair, skin, makeup, and brow services ; and others, including nail products and accessories . It also provides private label products, such as the Ulta Beauty Collection branded cosmetics, skincare, and bath products, as well as Ulta Beauty branded products . As of February 2 nd 2019 , the company operated 1 , 174 retail stores across 50 states . It also distributes its products through its Website, ulta . com . The company was formerly known as Ulta Salon, Cosmetics & Fragrance, Inc . and changed its name to Ulta Beauty, Inc . in January 2017 . Ulta Beauty, Inc . was founded in 1990 and is based in Bolingbrook, Illinois . KOSÉ Corporation KOSÉ Corporation, together with its subsidiaries, manufactures, markets, and sells cosmetics primarily in Asia and the United States . The company operates in two segments, Cosmetics and Cosmetaries . It provides makeup, skincare, nail care, and hair care products, as well as toiletries, such as shampoos and conditioners . The company offers its cosmetics under the KOSÉ, SEKKISEI, ESPRIQUE, COSME DECORTE, Prédia, INFINITY, JILLSTUART, ADDICTION, CRIE, ALBION, Paul Stuart, AWAKE, ONE BY KOSÉ, SHIROSUMI, HADAKIWAMI, ASTABLANC, CARTÉ CLINITY, PHIL NATURANT, FORMULE, MAIHADA, and tarte brand names ; and cosmetaries under the Visée, FASIO, ELSIA, softymo, SUNCUT, STEPHEN KNOLL NEW YORK, RIMMEL, NAIL HOLIC, Nature & Co . , SportsBeauty, Je l’aime, CLEAR TURN, KOKUTOUSEI, and GRACE ONE brand names . It is also involved in the rental of real estate properties ; and manufacture and sale of amenity products . The company offers its products through specialty cosmetic stores, department stores, drugstores, convenience stores, mass retailers, and other retail outlets, as well as e - commerce . KOSÉ Corporation was founded in 1946 and is headquartered in Tokyo, Japan . E dg e we ll P er s ona l Ca r e Company Edgewell Personal Care Company manufactures and markets personal care products in the wet shave, sun and skin care, feminine care, and infant care categories the United States and internationally . It operates through four segments : Wet Shave, Sun and Skin Care, Feminine Care, and All Other . It sells its products through direct sales force, distributors, and wholesalers, as well as through retail locations and e - commerce . The company was formerly known as Energizer Holdings, Inc . and changed its name to Edgewell Personal Care Company in June 2015 . Edgewell Personal Care Company was founded in 1999 and is headquartered in Shelton, Connecticut . L'Occitane International S.A. L'Occitane International S . A . , together with its subsidiaries, designs, manufactures, and markets various natural and organic ingredient based cosmetics and well - being products . It offers perfumes, soaps, and fragrant products . The company also provides skincare, haircare, and body care products . In addition, it engages in general warehousing business . The company markets and sells its products under the L’OCCITANE en Provence, Melvita, Erborian, and L’Occitane au Brésil brand names to final customers, as well as intermediates, such as distributors, wholesalers, TV show channels, and travel retailers . As of March 31 , 2018 , it operated 3 , 285 retail locations with 1 , 555 own retail stores . It also sells its products through online . L'Occitane International S . A . has operations in Luxembourg, Japan, Hong Kong, China, Taiwan, France, the United Kingdom, the United States, Brazil, Russia, and internationally . The company was incorporated in 2000 and is headquartered in Luxembourg City, Luxembourg . L'Occitane International S . A . is a subsidiary of L’Occitane Groupe S . A . 6 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 39 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 6 Appendices Appendix A: Guideline public company descriptions Name Description Unilever PLC Unilever PLC operates in the fast moving consumer goods industry worldwide . It operates through Beauty & Personal Care, Foods & Refreshment, and Home Care segments . The Beauty & Personal Care segment offers skin care and hair care products, deodorants, and oral care products primarily under the Axe, Dove, Lux, Rexona, Sunsilk, TRESemmé, Signal, Lifebuoy, and Vaseline brands . The Foods & Refreshment segment provides soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads, ice creams, and tea - based beverages primarily under the Knorr, Hellmann’s, Magnum, Lipton, Heart, Brooke Bond, and Ben & Jerry’s brand names . The Home Care segment offers home care products, such as powders, liquids and capsules, soap bars, and a range of cleaning products, as well as water purification products primarily under the Dirt is Good, Surf, Comfort, Domestos, Sunlight, Cif, Seventh Generation, Blueair, Pureit, and Truliva/Qinyuan brands . Unilever PLC was founded in 1885 and is headquartered in London, the United Kingdom . Colgate - Palmolive Company Colgate - Palmolive Company, together with its subsidiaries, manufactures and sells consumer products worldwide . The company operates through two segments, Oral, Personal and Home Care ; and Pet Nutrition . It offers oral care products, including toothpastes, toothbrushes, and mouthwashes, as well as pharmaceutical products for dentists and other oral health professionals ; and personal care products, such as liquid hand soaps, bar soaps, shower gels, deodorants and antiperspirants, skin care products, and shampoos and conditioners . The company markets and sells its oral, personal, and home care products to various retailers, wholesalers, and distributors ; and pet nutrition products for dogs and cats through pet supply retailers, veterinarians, and e - commerce retailers . Colgate - Palmolive Company was founded in 1806 and is headquartered in New York, New York . The P ro ct e r & G a m b le Company The Procter & Gamble Company provides branded consumer packaged goods to consumers in North America, Europe, the Asia Pacific, Greater China, Latin America, India, the Middle East, and Africa . The company operates in five segments : Beauty ; Grooming ; health Care ; fabric & Home Care ; and Baby, Feminine & Family Care . The Beauty segment offers conditioners, shampoos, styling aids, and treatments ; and skin and personal care products, such as antiperspirants and deodorants, and personal cleansing and skin care products under the Head & Shoulders, Pantene, Rejoice, Olay, Old Spice, Safeguard, and SK - II brands .. The Fabric & Home Care segment provides fabric enhancers, laundry additives, and laundry detergents ; and air care, dish care, P&G professional, and surface care products under the Ariel, Downy, Gain, Tide, Cascade, Dawn, Febreze, Mr . Clean, and Swiffer brands . The Baby, Feminine & Family Care segment offers baby wipes, diapers, and pants ; adult incontinence and feminine care products ; and paper towels, tissues, and toilet paper under the Luvs, Pampers, Always, Tampax, Bounty, Charmin, and Puffs brands . The company sells its products through mass merchandisers, e - commerce, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, baby stores, specialty beauty stores, high - frequency stores, and pharmacies . The Procter & Gamble Company was founded in 1837 and is headquartered in Cincinnati, Ohio . Coty Inc. Coty Inc . , together with its subsidiaries, manufactures, markets, distributes, and sells beauty products worldwide . It operates in three segments : Luxury, Consumer Beauty, and Professional Beauty . The Luxury segment offers prestige fragrances, and skincare and cosmetics products through various retailers, including perfumeries, department stores, and duty - free shops under the Alexander McQueen, Balenciaga, Burberry, Bottega Veneta, Calvin Klein, Cavalli, Chloe, Davidoff, Escada, Gucci, Hugo Boss, Jil Sander, Joop!, Lacoste, Lancaster, Marc Jacobs, Miu Miu, philosophy, Stella McCartney, and Tiffany & Co . brands . The company also sells its products to third - party distributors, as well as through direct - to - consumer, third party - operated, and own branded Websites . It sells its products to approximately 130 countries . The company was founded in 1904 and is based in New York, New York . As of April 26 , 2019 , Coty Inc . operates as a subsidiary of JAB Cosmetics B . V . Johnson & Johnson Johnson & Johnson, together with its subsidiaries, researches and develops, manufactures, and sells various products in the health care field worldwide . It operates in three segments : Consumer, Pharmaceutical, and Medical Devices . The company markets its products to general public, and retail outlets and distributors, as well as distributes directly to wholesalers, hospitals, and health care professionals for prescription use . It has research and collaboration alliance with Morphic Therapeutic . The company was incorporated in 1887 and is based in New Brunswick, New Jersey . 6 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 40 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 6 Appendices Appendix B: Overview of methodologies Income Approach The Income Approach focuses on the income - producing capability of the subject business . One methodology in the Income Approach is the Discounted Cash Flow Method, which focuses on the expected cash flow of the subject company . In applying this approach, the cash flow available for distribution is calculated for a finite period of years . Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed without impairing the future profitability or operations of the company . The cash flow available for distribution and the terminal value (the value of the subject company at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise for each company . For purposes of this analysis, cash flows to all investors are estimated, therefore interest - bearing debt and interest expense have not been considered in the derivation of projected annual cash flows . Market Approach The Market Approach is typically composed of the Guideline Public Company Method (GPCM) and the Guideline Transactions Method (GTM) . The GPCM focuses on comparing the subject company to select reasonably similar (or guideline) publicly traded companies . Under this method, valuation multiples are : Ź Derived from the operating data of selected guideline public companies Ź Evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline public companies Ź Applied to the operating data of the subject company to arrive at an indication of value In the GTM, consideration is given to prices paid in recent transactions that have occurred in the subject company’s industry or in related industries . Cost Approach The Adjusted Net Assets Method represents one methodology employed in the Cost Approach to value a company . In this method, a valuation analysis is performed for a company’s identified fixed, financial and other assets . The derived aggregate value of these assets is then “netted” against the estimated value of all existing and potential liabilities, resulting in an indication of the value of the shareholders’ equity . An ongoing business enterprise is typically worth more than the value of its underlying assets due to several factors : Ź The assets valued independently may not reflect economic value related to the prospective cash flows they could generate . Ź This approach may not fully reflect the synergy of the assets but rather their independent values . Ź Intangible assets inherent in the business, such as reputation, superior management, proprietary procedures or systems, or superior growth opportunities are difficult to measure independent of the cash flow they generate . In the valuation of the equity or enterprise value of a company, three different approaches may be employed to estimate the value of the interests: the Income Approach, the Market Approach and the Cost Approach. While each of these approaches is initially considered in the valuation, the nature and characteristics of the Company will indicate which approach, or approaches, are most applicable. 6 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 41 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 WACC The weighted average cost of capital (WACC) measures a company’s cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company’s target capital structure . The magnitude of the discount rate is related to the perceived risk of the investment . The concept of risk involves an investment situation that lies between complete certainty of monetary return (no risk) and complete uncertainty of monetary return (infinite risk) . When an investor contemplates two investments, each having the same expected monetary return, an investor would prefer the investment bearing the lesser risk . Therefore, the higher the risk, the higher the expected return . The WACC measures a company’s cost of debt and equity financing weighted by the percentage of debt and percentage of equity in a company’s target capital structure . Cost of equity To estimate the cost of equity, the Capital Asset Pricing Model (CAPM) was used . The CAPM (unadjusted) postulates that the cost of equity is equal to the return on risk - free securities plus an individual risk premium . The risk premium is the company’s systematic risk (beta) multiplied by the market price of risk (market equity risk premium or ERP) . The yield to maturity on a 20 - year US Treasury bond was used to approximate the risk - free rate of return . The longest - term maturity government bond is generally considered to be the best approximation of a risk - free rate, and although 30 - year Treasury bonds do exist, the yield to maturity on a 20 - year Treasury bond is not affected by the additional demand for 30 - year bonds that arise from being the longest maturity security available . Beta was developed from a study of the stock betas of the guideline public companies . A beta coefficient of 1 . 0 implies that a company’s return varies directly with the overall market . The stock betas for each of the guideline public companies were those reported by S&P Capital IQ . EY US has used an ERP of 6 . 0 % in our estimate of the required return to equity . The ERP is an estimate of the return a typical long - term investor requires in excess of a risk - free observable return to induce the investor to invest in a diversified portfolio of US publicly traded common stock . Our c o n c l u d ed E RP i s est i m at e d b a s e d on consideration of historical realized returns, over the short term and the long term, forward - looking premium estimates, recent published views and academic studies . The size premium was estimated based on a study conducted by Duff & Phelps . This premium recognizes that equity holders demand a higher return from companies that are smaller in size and total capitalization . In the study, Duff & Phelps identifies a company size premium based on an analysis of stocks of firms of all sizes . When activities in different countries are taken into consideration, it might be appropriate to use country - specific risk premiums . Cost of debt The cost of debt financing was estimated based on US Bank Loan Prime Rate, as of June 2019 . Capital structure The capital structure considered in the WACC derivation is derived from the capital structures of the identified peer group with consideration given to optimal capital structures within the subject industry . 6 Appendices Appendix C: Discount rate derivation Calculation for WACC WACC = W E * K E + W D * K D where: W E = Value of equity/value of total capital K E = Cost of equity W D = Value of interest - bearing debt/value of total capital K D = After - tax cost of interest - bearing debt Calculation for cost of equity K E = RF + ß * ERP +  where: K E = Cost of equity RF = Risk - free rate of return ß = Systematic risk of the equity ERP = Market equity risk premium  = Unsystematic risk of the equity 6 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 42 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 6 Appendices Appendix E: General limitation declaration 1. Our analysis is based on information provided by Natura Management and market information. 2. All data herein contained is subject to change upon further analysis. 3. In order to achieve the objective of the work, procedures were always applied based on historical, economic and market facts in force on June 30th, 2019. 4. The comments presented in this Presentation were developed by EY professionals with information provided by Natura Management, as well as external sources, when indicated. 5. None of the partners or professionals of the EY team who participated in the elaboration of this work have any financial interest in the Natura or Avon nor in their related entities (including subsidiaries, affiliates and parent companies) thus characterizing their independence . The estimated fees for the execution of this work were not based and have no relation with the results reported here . 6. The projections are based on the information extracted from the financial statements made available by Natura Management, including experience gained in meetings and discussions with its executives. 7. No investigations were carried out on Avon’s property titles, nor were there any verifications of the existence of liens or encumbrances. 8. EY has no responsibility to update this Report for events and circumstances that occur after its issuance. 9. It was not part of our job to provide spreadsheets and / or financial models that supported our analysis. 10. This Report shall not be distributed in parts; 11. Any user of this Report should be aware of the objective and conditions that guided this work, as well as the market and economic situations of the countries in which Avon has operations. 12. We assume no responsibility for any accounting or tax decisions, which are Natura Management responsibility. We understand that Natura Management assumes responsibility for any accounting or tax matters related to the assets we analyze, and for the final use of our Report. 13. Our assessment was based on the best information and estimates available. However, since any projection encompasses risks and uncertainties, actual results may differ from projections. 14. Factors that may result in differences between projected cash flows and actual results include changes in the external environment, changes in the Company's internal operating environment, and modeling differences . The DCF method does not anticipate changes in the external and internal environments in which the Company is inserted, except those pointed out in this Presentation . 6 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 43 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 Exhib i ts Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 44 of 50 7 In this section P a ge Exhibit 1: Discounted Cash Flow 45 Exhibit 2: Discount Rate - WACC 46 Exhibit 4: Comparable companies: Multiple, growths and margins 47 Exhibit 5: Transactions multiples – cosmetics sector 49

October 11th, 2019 7 Exhibits Exhibit 1: Discounted Cash Flow 1. The term operating expenses represent sales, general and administrative expenses (SG&A) less depreciation & amortization. 2. All references to EBITDA in this report represents the following calculation of EBITDA: net income/loss, plus taxes, plus fin anc ial income/expenses, plus depreciation & amortization as defined in CVM – Instruction 527. All references to adjusted EBITDA in this report are related to EBITDA adding back other income (expenses) Source: Natura Management/ EY Projected Financial Information (USD million) 2017A 2018A 2019A (6M) 2019E (6M) 2020E 2021E 2022 E 2023E 2024E 2025E 2026E 2027E 2028E P e r p e tuit y Revenue 5,716 5,571 2,362 2,760 5,257 5,277 5,327 5,379 5,429 5,492 5,555 5,622 5,689 5,757 Total Costs (2,203) (2,364) (1,015) (1,140) (2,211) (2,219) (2,241) (2,262) (2,283) (2,310) (2,337) (2,365) (2,393) (2,421) Gross Profit 3,512 3,207 1,347 1,620 3,046 3,057 3,086 3,116 3,145 3,182 3,219 3,258 3,296 3,336 Operating Expenses (3,117) (2,864) (1,271) (1,413) (2,616) (2,595) (2,622) (2,650) (2,687) (2,726) (2,763) (2,798) (2,833) (2,867) Synergies (net of expensed costs to achieve) - (4) 157 199 211 222 234 238 242 246 249 Cost to Achieve Synergies - (87) (30) (8) - - - - - - - Adjusted EBITDA 2, (including net synergies) 395 343 76 207 339 589 655 677 680 690 693 701 709 718 Depreciation (114) (108) (49) (69) (114) (92) (108) (117) ( 8 9 ) (88) (85) (88) (97) (98) EBIT 281 235 27 138 225 497 547 560 591 601 608 613 612 620 Discounted Cash Flow EBIT 138 225 497 547 560 591 601 608 613 612 620 Tax Expenses (69) (79) (164) (164) (168) ( 1 77 ) (180) (182) (184) (184) (186) NOPAT 69 147 333 383 392 414 421 426 429 429 434 Plus: Depreciation 69 114 92 108 117 89 88 85 88 97 98 Less: capital expenditure (88) (188) (154) (95) (95) ( 9 6 ) (97) (99) (100) (101) (98) Less: Increase (Decrease) of Net Working Capital 65 62 10 3 4 3 4 4 4 4 9 Assests Disposal 50 Free Cash Flow 115 184 282 399 417 409 415 416 422 429 442 Months (end of period) 6 18 30 42 54 66 78 90 102 114 Months (mid period) 3 12 24 36 48 60 72 84 96 108 Discount factor I WACC @ 10.65% 0.98 0.90 0.82 0.74 0.67 0.60 0.54 0.49 0.44 0.40 Discounted Cash Flow 112 166 230 294 278 247 226 205 188 172 Value structure 10 . 6 5 % Terminal value: Gordon growth method 10 . 6 5 % Sum of Present Value of Free Cash Flow 2,119 Debt - free cash flow, terminal period 442 Present value of terminal value @ g = 1,2% 1 , 88 3 Divided by: Capitalization Rate 9 . 45 % Total Enterprise Value 4,001 Capitalized value at the end of the discrete period 4 , 68 1 Less: Total Net Debt (1,243) Present value factor 0 . 4 0 Plus (Less): Non - operating assets (liabilities) 2 1 Present value of terminal value 1 , 88 3 Total Equity Value 2,779 Preferred stocks 505 Common stocks 2,274 Terminal year growth rate 1 . 20% 6 Appendices Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 45 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019

# 7 Exhibits

## Exhibit 2: Discount Rate - WACC

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

| Peer companies | Ticker | Leveraged Beta | D / E | Tax rate | Unleveraged Beta |
|---|---|---|---|---|---|
| Avon Products, Inc | NYSE:AVP | 1.52 | 80.9% | 19.0% | 0.92 |
| Natura Cosméticos S.A. | B3:NATU3 | 0.94 | 35.4% | 24.8% | 0.74 |
| The Estée Lauder Companies Inc. | NYSE:EL | 0.92 | 3.4% | 33.0% | 0.90 |
| L'Oréal S.A. | ENXTPA:OR | 0.86 | 0.0% | 21.9% | 0.86 |
| Shiseido Company, Limited | TSE:4911 | 0.84 | 0.0% | 36.0% | 0.84 |
| Beiersdorf Aktiengesellschaft | XTRA:BEI | 0.63 | 0.0% | 30.7% | 0.63 |
| Ulta Beauty, Inc. | NasdaqGS:ULTA | 0.73 | 0.0% | 26.4% | 0.73 |
| L'Occitane International S.A. | SEHK:973 | 0.43 | 8.7% | 24.8% | 0.40 |
| KOSÉ Corporation | TSE:4922 | 0.92 | 0.0% | 29.8% | 0.92 |
| Edgewell Personal Care Company | NYSE:EPC | 1.00 | 33.2% | 36.9% | 0.83 |
| Unilever PLC | LSE:ULVR | 0.76 | 17.2% | 20.6% | 0.67 |
| Colgate-Palmolive Company | NYSE:CL | 0.83 | 9.2% | 31.9% | 0.78 |
| The Procter & Gamble Company | NYSE:PG | 0.78 | 8.6% | 24.6% | 0.73 |
| Coty Inc. | NYSE:COTY | 1.01 | 54.6% | 20.0% | 0.70 |
| Johnson & Johnson | NYSE:JNJ | 0.94 | 3.7% | 20.0% | 0.91 |
| **Média** | | 0.87 | 17.0% | 26.7% | 0.77 |
| **Mediana** | | 0.86 | 8.6% | 24.8% | 0.78 |

| Cost of Equity (Ke) | | |
|---|---|---|
| **Description** | | **Parameters** |
| Deleverage Beta | [a] | 0.77 |
| Debt/Equity | [a] | 17.0% |
| Tax rate | [b] | 30.0% |
| Releveraged Beta | | 0.86 |
| Market risk premium | [c] | 6.00% |
| Risk-free (RF US) | [d] | 2.72% |
| Country risk premium | [e] | 2.81% |
| Specific risk | [f] | 1.02% |
| **CAPM (Ke)** | | **11.73%** |

| Cost of Debt (Kd) | | |
|---|---|---|
| Debt before taxes | [g] | 6.18% |
| Tax rate | [b] | 30.00% |
| **Cost of Debt after tax (Kd)** | | **4.32%** |

| Weighted Average Cost of Capital (WACC) | | | |
|---|---|---|---|
| Cost of Equity (Ke) | 14.53% | Kd | 4.32% |
| Cost of Debt (Kd) | 85.47% | Ke | 11.73% |
| **WACC = (D x Kd) + (E x Ke)** | | | **10.65%** |

Source: EY

October 11th, 2019 7 Exhibits Exhibit 2: Discount Rate - WACC (a) Source: Capital IQ; (b) As considered in international standards; (c) Source: EY LLP - the market risk premium is based on the historic country risk premium and on risk premium expectations; (d) Source: Federal Reserve (Average of 6 historic months of 20 - year T - bonds); (e) Source: Weighted Average of all countries in which the Target Operates; (f) Source: EY analysis based on size and company specific risk; (g) Source: US Bank Loan Prime Rate, as of June 2019. Peer companies Ticker Leveraged Bet a D / E Tax rate Unleveraged Beta Avon Products, Inc NYSE:AVP 1 .5 2 80.9% 19 . 0% 0 . 9 2 Natura Cosméticos S.A. B3:NATU3 0 .9 4 35.4% 24 . 8% 0 . 7 4 The Estée Lauder Companies Inc. NYSE:EL 0 .9 2 3.4% 33 . 0% 0 . 9 0 L'Oréal S.A. ENXTPA:OR 0 .8 6 0.0% 21 . 9% 0 . 8 6 Shiseido Company, Limited TSE:4911 0 .8 4 0.0% 36 . 0% 0 . 8 4 Beiersdorf Aktiengesellschaft XTRA:BEI 0 .6 3 0.0% 30 . 7% 0 . 6 3 Ulta Beauty, Inc. NasdaqGS:ULTA 0 .7 3 0.0% 26 . 4% 0 . 7 3 L'Occitane International S.A. SEHK:973 0 .4 3 8.7% 24 . 8% 0 . 4 0 KOSÉ Corporation TSE:4922 0 .9 2 0.0% 29 . 8% 0 . 9 2 Edgewell Personal Care Company NYSE:EPC 1 .0 0 33.2% 36 . 9% 0 . 8 3 Unilever PLC LSE:ULVR 0 .7 6 17.2% 20 . 6% 0 . 6 7 Colgate - Palmolive Company NYSE:CL 0 .8 3 9.2% 31 . 9% 0 . 7 8 The Procter & Gamble Company NYSE:PG 0 .7 8 8.6% 24 . 6% 0 . 7 3 Coty Inc. NYSE:COTY 1 .0 1 54.6% 20 . 0% 0 . 7 0 Johnson & Johnson NYSE:JNJ 0 .9 4 3.7% 20 . 0% 0 . 9 1 Média 0 .8 7 17.0% 26 . 7% 0 . 7 7 Mediana 0 .8 6 8.6% 24 . 8% 0 . 7 8 Cost of Equity (Ke) Cost of Debt (Kd) Description P a r a m e t e r s Debt before taxes [g] 6 . 18 % Deleverage Beta [a] 0 . 7 7 Tax rate [b] 30 . 00 % Debt/Equity [a] 17 . 0 % Cost of Debt after tax (Kd) 4 . 32 % Tax rate [b] 30 . 0 % Releveraged Beta 0 . 8 6 Market risk premium [c] 6 . 00 % Risk - free (RF US) [d] 2 . 72 % Weighted Average Cost of Capital (WACC) Country risk premium [e] 2 . 81 % Cost of Equity (Ke) 14.53% Kd 4 . 32 % Specific risk [f] 1 . 02 % Cost of Debt (Kd) 85.47% Ke 11 . 73 % CAPM (Ke) 11 . 73 % WACC = (D x Kd) + (E x Ke) 10 . 65 % Notes: 6 Appendices Source: EY Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 46 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019

# 7 Exhibits

## Exhibit 4: Comparable companies: Multiple, growths and margins

Dashboard
1 Executive Summary
2 Market analysis
3 The Transaction
4 Projected Financial ...
5 Valuation Results
6 Appendices
7 Exhibits

*USD millions*

| | | | Revenue | | | | | EBITDA | | | | | Revenue growth | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ticker | Market participants | TIC [a] | LFY - 1 | LFY | NFY | NFY + 1 | NFY + 2 | LFY - 1 | LFY | NFY | NFY + 1 | NFY + 2 | LFY - 1 | LFY | NFY | NFY + 1 | NFY + 2 |
| B3:NATU3 | 1 Natura Cosméticos S.A. | 8,613 | 2,600 | 3,536 | 3,774 | 4,084 | 4,431 | 432 | 470 | 555 | 644 | 724 | 25% | 36% | 7% | 8% | 8% |
| NYSE:EL | 2 The Estée Lauder Companies Inc. | 66,788 | 11,824 | 13,683 | 14,781 | 15,777 | 16,829 | 2,372 | 2,789 | 3,126 | 3,420 | 3,727 | 5% | 16% | 8% | 7% | 7% |
| ENXTPA:OR | 3 L'Oréal S.A. | 153,656 | 29,038 | 30,057 | 33,366 | 35,275 | 37,453 | 6,480 | 6,562 | 7,670 | 8,193 | 8,796 | 4% | 4% | 11% | 6% | 6% |
| TSE:4911 | 4 Shiseido Company, Limited | 30,302 | 9,259 | 10,086 | 10,920 | 11,827 | 12,576 | 1,145 | 1,402 | 1,672 | 1,989 | 2,226 | 18% | 9% | 8% | 8% | 6% |
| XTRA:BEI | 5 Beiersdorf Aktiengesellschaft | 24,614 | 7,873 | 8,071 | 8,704 | 9,108 | 9,546 | 1,377 | 1,377 | 1,480 | 1,556 | 1,691 | 5% | 3% | 8% | 5% | 5% |
| NasdaqGS:ULTA | 6 Ulta Beauty, Inc. | 21,622 | 5,885 | 6,717 | 7,542 | 8,342 | 9,114 | 1,038 | 1,133 | 1,287 | 1,448 | 1,602 | 21% | 14% | 12% | 11% | 9% |
| SEHK:973 | 7 L'Occitane International S.A. | 3,445 | 1,472 | 1,592 | 1,817 | 1,928 | 2,053 | 221 | 242 | 297 | 318 | 349 | 0% | 8% | 14% | 6% | 6% |
| TSE:4922 | 8 KOSÉ Corporation | 8,789 | 2,795 | 3,068 | 3,303 | 3,506 | 3,788 | 518 | 564 | 617 | 672 | 748 | 14% | 10% | 8% | 6% | 8% |
| NYSE:EPC | 9 Edgewell Personal Care Company | 2,540 | 2,298 | 2,234 | 2,147 | 2,120 | 2,149 | 444 | 414 | 404 | 401 | 406 | -3% | -3% | -4% | -1% | 1% |
| LSE:ULVR | 10 Unilever PLC | 173,004 | 59,936 | 56,887 | 59,297 | 61,889 | 64,527 | 11,130 | 15,577 | 13,256 | 14,014 | 15,085 | 2% | -5% | 4% | 4% | 4% |
| NYSE:CL | 11 Colgate-Palmolive Company | 68,187 | 15,454 | 15,544 | 15,629 | 16,067 | 16,546 | 4,385 | 4,269 | 4,249 | 4,413 | 4,587 | 2% | 1% | 1% | 3% | 3% |
| NYSE:PG | 12 The Procter & Gamble Company | 296,898 | 65,058 | 66,832 | 67,434 | 69,736 | 72,064 | 17,505 | 17,615 | 17,020 | 18,100 | 19,037 | 0% | 3% | 1% | 3% | 3% |
| NYSE:COTY | 13 Coty Inc. | 17,831 | 7,650 | 9,398 | 8,674 | 8,660 | 8,741 | 1,030 | 1,384 | 1,331 | 1,433 | 1,498 | 76% | 23% | -8% | 0% | 1% |
| NYSE:JNJ | 14 Johnson & Johnson | 384,735 | 76,450 | 81,581 | 81,245 | 84,814 | 88,995 | 25,264 | 28,336 | 30,134 | 32,613 | 35,013 | 6% | 7% | 0% | 4% | 5% |
| | Max | | 76,450 | 81,581 | 81,245 | 84,814 | 88,995 | 25,264 | 28,336 | 30,134 | 32,613 | 35,013 | 76% | 36% | 14% | 11% | 9% |
| | Average | | 21,257 | 22,092 | 22,760 | 23,795 | 24,915 | 5,239 | 5,867 | 5,936 | 6,372 | 6,821 | 12% | 9% | 5% | 5% | 5% |
| | Median | | 8,566 | 9,742 | 9,812 | 10,467 | 11,061 | 1,261 | 1,393 | 1,576 | 1,772 | 1,959 | 5% | 7% | 7% | 5% | 6% |
| | Min | | 1,472 | 1,592 | 1,817 | 1,928 | 2,053 | 221 | 242 | 297 | 318 | 349 | -3% | -5% | -8% | -1% | 1% |

| | | TIC/ Revenue [b] | | | | | TIC/ EBITDA | | | | | EBITDA margin | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ticker | Market participants | LFY - 1 | LFY | NFY | NFY + 1 | NFY + 2 | LFY - 1 | LFY | NFY | NFY + 1 | NFY + 2 | LFY - 1 | LFY | NFY | NFY + 1 | NFY + 2 |
| B3:NATU3 | 1 Natura Cosméticos S.A. | 3.3x | 2.4x | 2.3x | 2.1x | 1.9x | 19.9x | 18.3x | 15.5x | 13.4x | 11.9x | 17% | 13% | 15% | 16% | 16% |
| NYSE:EL | 2 The Estée Lauder Companies Inc. | 5.2x | 4.6x | 4.3x | 4.0x | 3.8x | 20.3x | 18.0x | 16.5x | 15.4x | 14.4x | 20% | 20% | 21% | 22% | 22% |
| ENXTPA:OR | 3 L'Oréal S.A. | 5.1x | 4.9x | 4.5x | 4.2x | 4.0x | 20.4x | 20.2x | 17.6x | 16.6x | 15.6x | 22% | 22% | 23% | 23% | 23% |
| TSE:4911 | 4 Shiseido Company, Limited | 3.2x | 3.0x | 2.7x | 2.5x | 2.4x | 24.0x | 19.9x | 16.9x | 14.4x | 12.9x | 12% | 14% | 15% | 17% | 18% |
| XTRA:BEI | 5 Beiersdorf Aktiengesellschaft | 3.1x | 3.0x | 2.8x | 2.7x | 2.6x | 16.7x | 16.7x | 15.6x | 14.9x | 13.7x | 17% | 17% | 17% | 17% | 18% |
| NasdaqGS:ULTA | 6 Ulta Beauty, Inc. | 3.6x | 3.2x | 2.8x | 2.6x | 2.3x | 19.2x | 17.7x | 15.7x | 14.1x | 12.8x | 18% | 17% | 17% | 17% | 18% |
| SEHK:973 | 7 L'Occitane International S.A. | 2.3x | 2.2x | 1.9x | 1.8x | 1.7x | 15.5x | 14.1x | 11.6x | 10.8x | 9.8x | 15% | 15% | 16% | 16% | 17% |
| TSE:4922 | 8 KOSÉ Corporation | 3.2x | 2.9x | 2.7x | 2.6x | 2.4x | 19.8x | 17.9x | 16.2x | 14.7x | 13.1x | 19% | 18% | 19% | 19% | 20% |
| NYSE:EPC | 9 Edgewell Personal Care Company | 1.1x | 1.1x | 1.2x | 1.2x | 1.2x | 5.7x | 6.1x | 6.2x | 6.3x | 6.2x | 19% | 19% | 19% | 19% | 19% |
| LSE:ULVR | 10 Unilever PLC | 2.8x | 3.0x | 2.9x | 2.7x | 2.6x | 14.1x | 10.3x | 12.0x | 11.4x | 10.6x | 19% | 27% | 22% | 23% | 23% |
| NYSE:CL | 11 Colgate-Palmolive Company | 4.2x | 4.1x | 4.1x | 4.0x | 3.9x | 12.8x | 13.1x | 13.2x | 12.8x | 12.3x | 28% | 27% | 27% | 27% | 28% |
| NYSE:PG | 12 The Procter & Gamble Company | 4.3x | 4.2x | 4.2x | 4.0x | 3.9x | 13.8x | 13.7x | 14.1x | 13.4x | 12.9x | 27% | 26% | 25% | 26% | 26% |
| NYSE:COTY | 13 Coty Inc. | 2.3x | 1.8x | 2.0x | 2.0x | 2.0x | 14.0x | 11.0x | 11.3x | 10.6x | 10.2x | 13% | 15% | 15% | 17% | 17% |
| NYSE:JNJ | 14 Johnson & Johnson | 4.7x | 4.4x | 4.4x | 4.3x | 4.1x | 12.6x | 11.4x | 10.9x | 10.2x | 9.6x | 33% | 35% | 37% | 38% | 39% |
| | Max | 5.2 | 4.9 | 4.5 | 4.3 | 4.1 | 24.0 | 20.2 | 17.6 | 16.6 | 15.6 | 33% | 35% | 37% | 38% | 39% |
| | Average | 3.5 | 3.2 | 3.1 | 2.9 | 2.8 | 16.3 | 14.9 | 13.8 | 12.8 | 11.9 | 20% | 20% | 21% | 21% | 22% |
| | Median | 3.3 | 3.0 | 2.8 | 2.6 | 2.5 | 16.1 | 15.4 | 14.8 | 13.4 | 12.6 | 19% | 18% | 19% | 19% | 19% |
| | Min | 1.1 | 1.1 | 1.2 | 1.2 | 1.2 | 5.7 | 6.1 | 6.2 | 6.3 | 6.2 | 12% | 13% | 15% | 16% | 16% |

October 11th, 2019 7 Exhibits Exhibit 4: Comparable companies: Multiple, growths and margins Multiples, growths and margins of comparable companies can be seen on the following table 1 : USD millions R eve nu e EBITDA Revenue growth Ticker Market participants TIC [a] LFY - 1 LFY NFY NFY + 1 NFY + 2 LFY - 1 LFY NFY NFY + 1 NFY + 2 LFY - 1 LFY NFY NFY + 1 NFY + 2 B3:NATU3 1 Natura Cosméticos S.A. 8 , 61 3 2 , 60 0 3 , 53 6 3 , 77 4 4 , 08 4 4 , 43 1 432 470 555 644 724 25% 36% 7% 8% 8% NYSE:EL 2 The Estée Lauder Companies Inc. 66 , 78 8 11 , 82 4 13 , 68 3 14 , 78 1 15 , 77 7 16 , 82 9 2,372 2 , 78 9 3 , 12 6 3 , 42 0 3 , 72 7 5% 16% 8% 7% 7% ENXTPA:OR 3 L'Oréal S.A. 153 , 65 6 29 , 03 8 30 , 05 7 33 , 36 6 35 , 27 5 37 , 45 3 6,480 6 , 56 2 7 , 67 0 8 , 19 3 8 , 79 6 4% 4% 11% 6% 6% TSE:4911 4 Shiseido Company, Limited 30 , 30 2 9 , 25 9 10 , 08 6 10 , 92 0 11 , 82 7 12 , 57 6 1,145 1 , 40 2 1 , 67 2 1 , 98 9 2 , 22 6 18% 9% 8% 8% 6% XTRA:BEI 5 Beiersdorf Aktiengesellschaft 24 , 61 4 7 , 87 3 8 , 07 1 8 , 70 4 9 , 10 8 9 , 54 6 1,377 1 , 37 7 1 , 48 0 1 , 55 6 1 , 69 1 5% 3% 8% 5% 5% NasdaqGS:ULTA 6 Ulta Beauty, Inc. 21 , 62 2 5 , 88 5 6 , 71 7 7 , 54 2 8 , 34 2 9 , 11 4 1,038 1 , 13 3 1 , 28 7 1 , 44 8 1 , 60 2 21% 14% 12% 11% 9% SEHK:973 7 L'Occitane International S.A. 3 , 44 5 1 , 47 2 1 , 59 2 1 , 81 7 1 , 92 8 2 , 05 3 221 242 297 318 349 0% 8% 14% 6% 6% TSE:4922 8 KOSÉ Corporation 8 , 78 9 2 , 79 5 3 , 06 8 3 , 30 3 3 , 50 6 3 , 78 8 518 564 617 672 748 14% 10% 8% 6% 8% NYSE:EPC 9 Edgewell Personal Care Company 2 , 54 0 2 , 29 8 2 , 23 4 2 , 14 7 2 , 12 0 2 , 14 9 444 414 404 401 406 - 3% - 3% - 4% - 1% 1% LSE:ULVR 10 Unilever PLC 173 , 00 4 59 , 93 6 56 , 88 7 59 , 29 7 61 , 88 9 64 , 52 7 11,130 15 , 57 7 13 , 25 6 14 , 01 4 15 , 08 5 2% - 5% 4% 4% 4% NYSE:CL 11 Colgate - Palmolive Company 68 , 18 7 15 , 45 4 15 , 54 4 15 , 62 9 16 , 06 7 16 , 54 6 4,385 4 , 26 9 4 , 24 9 4 , 41 3 4 , 58 7 2% 1% 1% 3% 3% NYSE:PG 12 The Procter & Gamble Company 296 , 89 8 65 , 05 8 66 , 83 2 67 , 43 4 69 , 73 6 72 , 06 4 17,505 17 , 61 5 17 , 02 0 18 , 10 0 19 , 03 7 0% 3% 1% 3% 3% NYSE:COTY 13 Coty Inc. 17 , 83 1 7 , 65 0 9 , 39 8 8 , 67 4 8 , 66 0 8 , 74 1 1,030 1 , 38 4 1 , 33 1 1 , 43 3 1 , 49 8 76% 23% - 8% 0% 1% NYSE:JNJ 14 Johnson & Johnson 384 , 73 5 76 , 45 0 81 , 58 1 81 , 24 5 84 , 81 4 88 , 99 5 25,264 28 , 33 6 30 , 13 4 32 , 61 3 35 , 01 3 6% 7% 0% 4% 5% Max 76 , 45 0 81 , 58 1 81 , 24 5 84 , 81 4 88 , 99 5 25 , 26 4 28 , 33 6 30 , 13 4 32 , 61 3 35 , 01 3 76% 36% 14% 11% 9% Average 21 , 25 7 22 , 09 2 22 , 76 0 23 , 79 5 24 , 91 5 5 , 23 9 5 , 86 7 5 , 93 6 6 , 37 2 6 , 82 1 12% 9% 5% 5% 5% Median 8 , 56 6 9 , 74 2 9 , 81 2 10 , 46 7 11 , 06 1 1 , 26 1 1 , 39 3 1 , 57 6 1 , 77 2 1 , 95 9 5% 7% 7% 5% 6% Min 1 , 47 2 1 , 59 2 1 , 81 7 1 , 92 8 2 , 05 3 221 242 297 318 349 - 3% - 5% - 8% - 1% 1% TIC/ Revenue [b] TIC/ EBITDA EBITDA margin Ticker Market participants LFY - 1 LFY NFY NFY + 1 NFY + 2 LFY - 1 LFY NFY NFY + 1 NFY + 2 LFY - 1 LFY NFY NFY + 1 NFY + 2 B3:NATU3 1 Natura Cosméticos S.A. 3 . 3 x 2.4x 2 . 3 x 2 . 1 x 1 . 9 x 19.9x 18 . 3 x 15 . 5 x 13 . 4 x 11 . 9 x 17% 13% 15% 16% 16% NYSE:EL 2 The Estée Lauder Companies Inc. 5 . 2 x 4.6x 4 . 3 x 4 . 0 x 3 . 8 x 20.3x 18 . 0 x 16 . 5 x 15 . 4 x 14 . 4 x 20% 20% 21% 22% 22% ENXTPA:OR 3 L'Oréal S.A. 5 . 1 x 4.9x 4 . 5 x 4 . 2 x 4 . 0 x 20.4x 20 . 2 x 17 . 6 x 16 . 6 x 15 . 6 x 22% 22% 23% 23% 23% TSE:4911 4 Shiseido Company, Limited 3 . 2 x 3.0x 2 . 7 x 2 . 5 x 2 . 4 x 24.0x 19 . 9 x 16 . 9 x 14 . 4 x 12 . 9 x 12% 14% 15% 17% 18% XTRA:BEI 5 Beiersdorf Aktiengesellschaft 3 . 1 x 3.0x 2 . 8 x 2 . 7 x 2 . 6 x 16.7x 16 . 7 x 15 . 6 x 14 . 9 x 13 . 7 x 17% 17% 17% 17% 18% NasdaqGS:ULTA 6 Ulta Beauty, Inc. 3 . 6 x 3.2x 2 . 8 x 2 . 6 x 2 . 3 x 19.2x 17 . 7 x 15 . 7 x 14 . 1 x 12 . 8 x 18% 17% 17% 17% 18% SEHK:973 7 L'Occitane International S.A. 2 . 3 x 2.2x 1 . 9 x 1 . 8 x 1 . 7 x 15.5x 14 . 1 x 11 . 6 x 10 . 8 x 9 . 8 x 15% 15% 16% 16% 17% TSE:4922 8 KOSÉ Corporation 3 . 2 x 2.9x 2 . 7 x 2 . 6 x 2 . 4 x 19.8x 17 . 9 x 16 . 2 x 14 . 7 x 13 . 1 x 19% 18% 19% 19% 20% NYSE:EPC 9 Edgewell Personal Care Company 1 . 1 x 1.1x 1 . 2 x 1 . 2 x 1 . 2 x 5.7x 6 . 1 x 6 . 2 x 6 . 3 x 6 . 2 x 19% 19% 19% 19% 19% LSE:ULVR 10 Unilever PLC 2 . 8 x 3.0x 2 . 9 x 2 . 7 x 2 . 6 x 14.1x 10 . 3 x 12 . 0 x 11 . 4 x 10 . 6 x 19% 27% 22% 23% 23% NYSE:CL 11 Colgate - Palmolive Company 4 . 2 x 4.1x 4 . 1 x 4 . 0 x 3 . 9 x 12.8x 13 . 1 x 13 . 2 x 12 . 8 x 12 . 3 x 28% 27% 27% 27% 28% NYSE:PG 12 The Procter & Gamble Company 4 . 3 x 4.2x 4 . 2 x 4 . 0 x 3 . 9 x 13.8x 13 . 7 x 14 . 1 x 13 . 4 x 12 . 9 x 27% 26% 25% 26% 26% NYSE:COTY 13 Coty Inc. 2 . 3 x 1.8x 2 . 0 x 2 . 0 x 2 . 0 x 14.0x 11 . 0 x 11 . 3 x 10 . 6 x 10 . 2 x 13% 15% 15% 17% 17% NYSE:JNJ 14 Johnson & Johnson 4 . 7 x 4.4x 4 . 4 x 4 . 3 x 4 . 1 x 12.6x 11 . 4 x 10 . 9 x 10 . 2 x 9 . 6 x 33% 35% 37% 38% 39% Max 5 .2 4.9 4.5 4.3 4 .1 24 .0 20 .2 17.6 16 .6 15 .6 33% 35% 37% 38% 39% Average 3 .5 3.2 3.1 2.9 2 .8 16 .3 14 .9 13.8 12 .8 11 .9 20% 20% 21% 21% 22% Median 3 .3 3.0 2.8 2.6 2 .5 16 .1 15 .4 14.8 13 .4 12 .6 19% 18% 19% 19% 19% Min 1 .1 1.1 1.2 1.2 1 .2 5 .7 6 .1 6.2 6 .3 6 .2 12% 13% 15% 16% 16% 6 Appendices 1 On June 30 th 2019 Source: EY/Capital iQ Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 47 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 7 Exhibits Exhibit 4: Comparable companies: Multiple, growths and margins Multiples, growths and margins of comparable companies can be seen on the following table 1 : Working Capital/ Revenue Capex/ Revenue T i cke r Market participants LFY - 1 LFY NFY NFY + 1 NFY + 2 LF Y - 1 LF Y LTM 3 - year ave r a g e 5 - year ave r a g e LF Y - 1 LF Y LTM 3 - year ave r a g e 5 - year ave r a g e B3:NATU3 1 Natura Cosméticos S.A. 14% 10% 11% 12% 13% 6% 5% 9% 4% 7% 4% 4% 3% 3% 4% NYSE:EL 2 The Estée Lauder Companies Inc. 16% 17% 17% 18% 18% 5% 2% 4% 4% 5% 4% 5% 5% 5% 5% ENXTPA:OR 3 L'Oréal S.A. 18% 18% 19% 19% 19% 0% - 2% - 2% 0% 0% 5% 5% 5% 5% 5% TSE:4911 4 Shiseido Company, Limited 8% 10% 11% 12% 13% 7% 6% 8% 8% 9% 4% 7% 0% 5% 4% XTRA:BEI 5 Beiersdorf Aktiengesellschaft 15% 15% 15% 15% 15% 4% 4% 4% 4% 5% 3% 5% 5% 3% 4% NasdaqGS:ULTA 6 Ulta Beauty, Inc. 13% 13% 13% 13% 13% 11% 10% 10% 11% 11% 7% 5% 5% 7% 7% SEHK:973 7 L'Occitane International S.A. 11% 11% 12% 12% 12% 8% 11% 11% 9% 9% 5% 6% 6% 5% 5% TSE:4922 8 KOSÉ Corporation 16% 16% 16% 17% 17% 13% 14% 14% 13% 12% 3% 5% 5% 4% 3% NYSE:EPC 9 Edgewell Personal Care Company 15% 14% 14% 15% 14% 8% 7% 13% 7% 11% 3% 3% 3% 3% 3% LSE:ULVR 10 Unilever PLC 16% 25% 19% 20% 20% - 4% - 10% - 10% - 8% - 9% 3% 3% 3% 3% 3% NYSE:CL 11 Colgate - Palmolive Company 25% 24% 24% 24% 25% - 2% - 2% - 3% - 2% - 1% 4% 3% 3% 3% 4% NYSE:PG 12 The Procter & Gamble Company 23% 22% 21% 22% 22% - 8% - 9% - 10% - 5% - 2% 5% 6% 5% 5% 5% NYSE:COTY 13 Coty Inc. 6% 7% 11% 12% 13% - 7% - 5% - 4% - 5% - 3% 6% 5% 5% 5% 4% NYSE:JNJ 14 Johnson & Johnson 26% 26% 31% 33% 34% - 2% - 3% - 1% - 1% 0% 4% 4% 4% 4% 5% Depreciation / Revenue T i cke r Market participants LFY - 1 LFY NFY NFY + 1 NFY + 2 LF Y - 1 LF Y LTM 3 - year ave r a g e 5 - year ave r a g e EBIT margin Gross margin Max 26% 26% 31% 33% 34% 13% 14% 14% 13% 12% 7% 7% 6% 7% 7% Average 16% 16% 17% 17% 18% 3% 2% 3% 3% 4% 4% 5% 4% 4% 4% Median 16% 15% 15% 16% 16% 4% 3% 4% 4% 5% 4% 5% 5% 4% 4% Min 6% 7% 11% 12% 12% - 8% - 10% - 10% - 8% - 9% 3% 3% 0% 3% 3% B3:NATU3 1 Natura Cosméticos S.A. 70% 72% 72% 72% 72% 2% 3% 3% 2% 3% NYSE:EL 2 The Estée Lauder Companies Inc. 80% 79% 78% 78% 78% 4% 4% 3% 4% 4% ENXTPA:OR 3 L'Oréal S.A. 72% 73% 73% 73% 73% 4% 3% 3% 4% 4% TSE:4911 4 Shiseido Company, Limited 77% 79% 78% 78% 78% 4% 4% 0% 4% 4% XTRA:BEI 5 Beiersdorf Aktiengesellschaft 59% 57% 58% 58% 58% 2% 2% 2% 2% 2% NasdaqGS:ULTA 6 Ulta Beauty, Inc. 36% 36% 36% 37% 37% 4% 4% 4% 4% 4% SEHK:973 7 L'Occitane International S.A. 83% 83% 83% 84% 83% 4% 5% 5% 4% 4% TSE:4922 8 KOSÉ Corporation 73% 73% 74% 74% 74% 2% 2% 2% 2% 2% NYSE:EPC 9 Edgewell Personal Care Company 49% 48% 46% 46% 46% 3% 3% 3% 3% 4% LSE:ULVR 10 Unilever PLC 43% 44% 43% 44% 45% 2% 2% 2% 2% 2% NYSE:CL 11 Colgate - Palmolive Company 61% 60% 60% 60% 60% 3% 3% 3% 3% 3% NYSE:PG 12 The Procter & Gamble Company 51% 50% 49% 49% 50% 4% 4% 4% 4% 4% NYSE:COTY 13 Coty Inc. 62% 62% 62% 62% 62% 4% 4% 4% 4% 4% NYSE:JNJ 14 Johnson & Johnson 67% 67% 72% 72% 72% 3% 3% 3% 3% 3% Max 83% 83% 83% 84% 83% 4% 5% 5% 4% 4% Average 63% 63% 63% 63% 59% 3% 3% 3% 3% 3% Median 62% 62% 62% 62% 62% 3% 3% 3% 3% 4% Min 36% 36% 36% 37% 0% 1% 1% 0% 1% 1% 6 Appendices 1 On June 30 th 2019 Source: EY/Capital iQ Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 48 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

October 11th, 2019 7 Exhibits Exhibit 5: Transactions multiples – cosmetics sector # Target/Issuer Buyers/Investors Implied Enterprise Value/EBITDA (x) Implied Enterprise Value/Revenues (x) Total Transaction Value ($USDmm, Historical rate) All Transactions Announced Date 1 Swisse Wellness Pty Ltd. Biostime Healthy Australia Pty Ltd 13.2x 4.8x 882 . 2 9 17/09/2015 2 Pasante Healthcare Ltd Karex Berhad (KLSE:KAREX) 6.5x 0.9x 8 . 7 8 27/05/2016 3 Brand Architekts Ltd Swallowfield plc (AIM:SWL) 5.5x 1.0x 15 . 9 2 06/06/2016 4 Immunotec Inc. 1111267 B.C. Ltd. 4.1x 0.2x 27 . 3 2 22/03/2017 5 Able C&C Co., Ltd. (KOSE:A078520) Leaf & Vine Co., Ltd. 13.2x 0.9x 124 . 3 7 24/04/2017 6 Carver Korea Co., Ltd. Unilever PLC 16.6x 7.1x 2 , 691 . 4 9 25/09/2017 7 KORRES S.A. - Natural Products Morgan Stanley Private Equity Asia Limited; Profex, Inc. 24.4x 1.7x 92 . 6 5 27/12/2017 8 Natural Beauty Bio - Technology Limited (SEHK:157) Eastern Media International Corporation (TSEC:2614) 9.8x 3.6x 117 . 0 8 31/07/2018 9 Ci:z Holdings Co., Ltd. Johnson & Johnson (NYSE:JNJ) 25.6x 5.2x 715 . 1 5 23/10/2018 10 Coty Inc. (NYSE:COTY) JAB Cosmetics B.V. 12.7x 1.8x 10 , 059 . 7 0 12/02/2019 11 Oriflame Holding AG - 8.1x 1.1x 1 , 294 . 3 9 22/05/2019 12 Kosmolet A/S Matas A/S (CPSE:MATAS) 8.5x - 24 . 7 0 28/05/2019 Total Average 12.4x 6 Appendices Source: EY/Capital iQ Natura &Co Holding S.A.: Valuation of Nectarine Merger Sub I, Inc. | Page 49 of 50 7 Exhibits Dashboard 1 Executive Summary 2 Market analysis 3 The Transaction 4 Projected Financial ... 5 Valuation Results

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Exhibit II

Granting of Avon’s Equity Instruments

Avon RSUs

1.       As of October 1, 2019, there were Avon’s RSUs outstanding that could result in 8,128,980 Avon’s shares upon vesting and settlement.

2.       Pursuant to item 5.2 (a) of the Protocol and Justification for the Merger, the same general meeting that approves the Contribution shall also approve Natura Cosméticos’s programs to be migrated to Natura &Co, among which, the Long-Term Incentive Program.

3.       For the purpose of the Transaction, each outstanding award of Avon RSUs shall be cancelled and converted into an award of restricted stock units denominated in Natura &Co Holding Shares under Natura &Co’s Long-Term Incentive Program (rounded up to nearest number of whole shares), equal to: (i) the number of shares of Avon common stock subject to such award of Avon RSUs immediately prior to the effective time of the Transaction, multiplied by the (ii) Exchange Ratio.

4.       Other vesting terms and conditions (including service-based vesting conditions) applicable to the awards of Avon RSUs shall remain in full force and effect after the conversion to awards of restricted stock units denominated in Natura &Co Holding Shares.

Avon’s PSUs

1.       As of September 18, 2019, the number of shares of Avon common stock underlying outstanding awards of Avon PSUs was 6,445,528.

2.       For the purposes of the Transaction, each outstanding award of Avon PSUs shall be canceled and converted into an award of restricted stock units denominated in Natura &Co Holding Shares under the scope of Natura &Co’s Long-Term Incentive Program (rounded to the nearest number of whole shares), equal to: (i) the number of shares of Avon common stock subject to such award of Avon PSUs immediately prior to the effective time of the Transaction (assuming applicable goals were achieved at target level), multiplied by the (ii) Exchange Ratio.

3.       Other vesting terms and conditions (including service-based vesting conditions) applicable to the awards of Avon PSUs shall remain in full forceand effect after the conversion to awards of restricted stock units denominated in Natura &Co Holding Shares, except that Avon PSUs shall no longer be subject to performance conditions and shall only be subject to service-based vesting conditions, similar to Avon RSUs.

Exhibit III to the Management Proposal

Natura &Co’s pro forma consolidated Financial Information, considering the effects of the Merger of Shares and the Merger, with reference base dates December 31, 2018 and June 30, 2019, accompanied by a reasonable assurance report by KPMG Auditores Independentes

NATURA &CO HOLDING S.A.

UNAUDITED PRO FORMA CONDENSED
FINANCIAL INFORMATION AS OF JUNE 30, 2019
AND FOR THE SIX-MONTH PERIOD ENDED JUNE
30, 2019 AND FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2018, INCLUDING INDEPENDENT
AUDITORS` REASONABLE ASSURANCE REPORT

(FREE TRANSLATION)

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Free translation of Independent Auditors’ Report on the compilation of pro forma financial information to comply with CVM Instruction No. 565

To the Board Members and Directors of
Natura &Co Holding S.A.
São Paulo -SP

We have concluded our assurance work for the issuance of a report on the compilation of consolidated pro forma financial information of Natura &Co Holding SA (“the Company”), prepared under the management responsibility. The pro forma consolidated financial information includes the pro forma consolidated balance sheet as of June 30, 2019, the pro forma statements of income for the six-month period ended June 30, 2019 and for the year ended December 31, 2018, including the explanatory notes. The applicable criteria based on which the Company’s management has compiled the pro forma consolidated financial information are specified in CTG 06 - Presentation of Pro Forma Financial Information and summarized in the explanatory notes that integrate the pro forma financial information.

The consolidated pro forma financial information has been compiled by management to illustrate the impact of the business combination with Avon Products Inc. presented in Note 1 on the consolidated balance sheet of the Company as of June 30, 2019 and on its consolidated statements of income for the six-month period ended June 30, 2019 and for the year ended December 31, 2018, as if the business combination with Avon Products Inc. had occurred on January 1st, 2018. As part of this process, information on the financial position and the operating performance of Natura &Co Holding S.A. were obtained by the Company’s management from the interim consolidated financial information for the period from January 21, 2019 to June 30, 2019. Such information was audited by us, who issued an unqualified opinion dated on July 26, 2019.

The information on the financial position and the operating performance of Natura Cosméticos S.A. were obtained by the Company’s management from the interim consolidated financial information for the six-month period ended June 30, 2019. Such information was reviewed by us, who issued an unqualified review report dated on August 14, 2019 and from the consolidated financial statements of Natura Cosmetics S.A. for the year ended December 31, 2018, also audited by us, who issued an unqualified opinion dated on February 21, 2019.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

The information on Avon Products Inc.’s financial position and operating performance was obtained by the Company’s management from the interim consolidated financial statements for the six-month period ended June 30, 2019, presented in U.S. dollars, such information was reviewed by PricewaterhouseCoopers LLP, who issued a review report dated on August 1, 2019, and from the consolidated financial statements for the year ended December 31, 2018, presented in U.S. dollars, which were audited by PricewaterhouseCoopers LLP, who issued an audit opinion dated on February 21, 2019.

The financial information of Avon Products Inc. referred to above were translated to Brazilian Reais to comply with requirements and specified conditions established by the Securities and Exchange Commission of Brazil (“CVM”) through Instruction 480/2009, in connection with the merger transaction as per CVM instruction 565/2015 and were subject to a special review performed by PricewaterhouseCoopers Auditores Independentes, who issued unqualified special review reports dated on October 10, 2019.

The information on Merger Sub I, Inc.’s financial position and operating performance was obtained by the Company’s management from the interim consolidated financial statements for the period from May 15, 2019 to June 30, 2019, such information was audited by Grant Thornton Auditores Independentes, who issued an unqualified opinion dated on October 9, 2019.

Responsibility of the Company’s management for the pro forma financial information
The Company’s management is responsible for compiling the pro forma consolidated financial information based on CTG 06.

Our independence and quality control
We comply with the independence and other ethical requirements of NBCs PG 100 and 200 and NBC PA 291, which are based on the principles of integrity, objectivity and professional competence, and which also consider the confidentiality and behavior of professionals.

We adopt the international quality control standards provided by NBC PA 01 and, thus, maintain an appropriate quality control system that includes policies and procedures related to compliance with ethics requirements, professional standards, legal requirements and regulatory requirements.

Independent auditor’s responsibility
Our responsibility is to express an opinion, as required by the Brazilian Securities and Exchange Commission (CVM), on whether the pro forma consolidated financial information has been compiled by the Company’s management in all material respects based on CTG 06 – Presentation of Pro Forma Financial Information.

We conduct our work in accordance with NBC TO 3420 - Assurance Work on the Compilation of Pro Forma Financial Information Included in the Prospectus, issued by the Brazilian Federal Accounting Council, equivalent to the International Standard issued by the International Federation of Accountants (ISAE 3420). These standards require that auditors comply with ethical requirements and that audit procedures be designed and performed to obtain reasonable assurance that the Company’s management has, in all material respects, compiled the pro forma consolidated financial information based on the CTG 06 – Presentation of Pro Forma Financial Information.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

For the purposes of this work, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in the compilation of pro forma consolidated financial information. Furthermore, we have not performed, during this work, any audit or review of financial statements and other historical financial information used in the compilation of the pro forma financial information.

The purpose of the pro forma consolidated financial information is solely to illustrate the impact of the relevant event or transaction on the entity’s historical financial information, as if the event or transaction had occurred on the prior date selected for illustrative purposes. Therefore, we have not provided any assurance that the actual result of the event or transaction for the six-month period ended June 30, 2019 and for the year ended December 31, 2018 would have been as presented.

A reasonable assurance work as to whether the pro forma consolidated financial information has been compiled, in all material respects, based on applicable criteria, involves performing procedures to assess whether the applicable criteria adopted by the Company’s management in compiling the pro forma consolidated financial information offer a reasonable basis for presenting the material effects directly attributable to the event or transaction, and for obtaining sufficient appropriate evidence as to whether:

•	the corresponding pro forma adjustments provide an appropriate effect to these criteria; and

•	the pro forma financial information reflects the appropriate application of these adjustments to historical financial information.

The selected procedures depend on the independent auditor’s judgment, considering the understanding of the Company, the nature of the event or transaction for which the pro forma consolidated financial information was compiled, and other material circumstances of the work. The work also involves assessing the overall presentation of the pro forma consolidated financial information.

We believe the evidence obtained is sufficient and appropriate to support our opinion on the compilation of the pro forma consolidated financial information.

Opinion
In our opinion, the pro forma consolidated financial information has been compiled, in all material respects, based on CTG 06 – Presentation of Pro Forma Financial Information.

São Paulo, October 11, 2019

KPMG Auditores Independentes
CRC 2SP014428/O-6
Original report in Portuguese signed by
Rogério Hernandez Garcia
Accountant CRC 1SP213431/O-5

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Pro Forma Condensed Statement of Balance Sheet

as of June 30, 2019

						Pro Forma Adjustments
	Natura &Co Holding Historical (i)	Natura Cosmét icos S.A. Historic al (ii)	Merger Sub I Historic al (iii)	Avon as Adjuste d (Note 2)	Reclassifications (Note 3.1)	IFRS and Accounting Policies (Note 4)	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Total Pro Forma
	(in millions of reais)								(in millions of reais)
Assets Current Assets
Cash and cash equivalents	-	883	-	1,613	-	-		-		2,496
Short-term investments	-	718	-	-	-	-		-		718
Trade receivables	-	1,536	-	1,275	-	-		-		2,811
Inventories	-	1,621	-	1,976	-	-		19	a)	3,616
Recoverable taxes	-	460	-	-	462	-		-		922
Income tax and social contribution	-	379	-	-	132	-		-		511
Derivative financial instruments	-	-	-	-	4	-		-		4
Other current assets	-	283	-	1,012	(598)	-		-		697
Held for sale assets	-	-	-	39	-	-		-		39
Total Current Assets	-	5,880	-	5,915	-	-		19		11,814
Non-current Assets
Recoverable taxes	-	384	-	-	224	-		-		608
Deferred income tax and social contribution	-	408	-	798	-	-		-		1,206
Judicial deposits	-	337	-	-	287	-		-		624
Derivative financial instruments	-	632	-	-	-	-		-		632
Other non-current assets	-	86	-	1,665	(838)	-		-		913
Investment in associates	-	3	-	-	-	-		97	b)	100
Property, plant and equipment	-	1,669	-	1,994	(11)	-		408	c)	4,060
Right-of-use assets	-	2,419	-	670	11	-		-		3,100
Intangible assets	-	3,309	-	-	327	-		5,633	d)	9,269
Goodwill	-	1,408	-	345	-	-		8,879	e)	10,632
Total Non-Current Assets	-	10,655	-	5,472	-	-		15,017		31,144
Total Assets	-	16,535	-	11,387		-	-	15,036		42,958

2

						Pro Forma Adjustments
	Natura &Co Holding Historical (i)	Natura Cosmét icos S.A. Historic al (ii)	Merger Sub I Historic al (iii)	Avon as Adjuste d (Note 2)	Reclassifications (Note 3.1)	IFRS and Accounting Policies (Note 4)	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Natura &Co Holding Historical (i)
	(in millions of reais)									(in millions of reais)
Liabilities and Shareholders’ Equity Current Liabilities
Borrowings, financing and debentures	-	815	-	1,527	-	1,934	a)	(1,897)	f)	2,379
Lease liability	-	456	-	-	172	-		-		628
Trade payables and reverse factoring	-	1,693	-	2,614	(42)	-		425	h)	4,690
Payroll, profit sharing and social security charges		-	543	-	361	-	-		-	904
Tax liabilities	-	229	-	445	-	-		-		674
Income tax and social contribution	-	147	-	45	-	-		-		192
Derivative financial instruments	-	43	-	-	42	-		-		85
Provision for tax, civil and labor risks	-	21	-	-	-	-		-		21
Other current liabilities	-	385	-	1,671	(172)	-		-		1,884
Current liabilities of discontinued operations	-	-	-	69	-	-		-		69
Current liabilities	-	4,332	-	6,732		1,934		(1,472)		11,526
Non-current liabilities
Borrowings, financing and debentures	-	6,788	-	4,587	-	-		2,257	g)	13,632
Long term lease liability	-	1,816	-	555	-	-		-		2,371
Tax liabilities	-	124	-	540	(502)	-		-		162
Deferred income tax and social contribution	-	415	-	-	86	-		679	i)	1,180
Provision for tax, civil and labor risks	-	244	-	-	416	-		685	j)	1,345
Other non-current liabilities	-	117	-	707	-	-		-		824
Total non-current liabilities	-	9,504	-	6,389	-	-		3,621		19,514
Series C convertible preferred stock	-	-	-	1,934	-	(1,934)	a)	-		-
Shareholders’ Equity
Total shareholders’ equity	-	2,699	-	(3,668)	-	-		12,887	k)	11,918
Total liabilities and shareholders’ equity	-	16,535	-	11,387	-	-		15,036		42,958

3

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

(i)	This information is derived from the audited interim consolidated financial statements as of June 30, 2019 of Natura &Co Holding S.A., which was incorporated on January 21, 2019.

(ii)	This information is derived from the revised interim consolidated financial statements of Natura Cosméticos S.A., as of June 30, 2019.

(iii)	This information is derived from the audited interim consolidated financial statements as of June 30, 2019 of Merger Sub I, which was incorporated on May 15, 2019.

4

Pro Forma Condensed Statement of Income
for the six months ended June 30, 2019

						Pro Forma Adjustments
	Natura &Co Holding Historical (i)	Natura Cosmétic os S.A. Historical (ii)	Merger Sub I Historic al (iii)	Avon as Adjust ed (Note 2)	Reclassifications (Note 3.1)	IFRS and Accounti ng Policies (Note 4)	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Total Pro Forma
	(in millions of reais, unless otherwise indicated)									(in millions of reais, unless otherwise indicated)
Sales revenues	-	6,319	-	9,055	-	-		-		15,374
Cost of products sold	-	(1,774)	-	(3,890)	-			(117)	c), d)	(5,781)
Gross Profit	-	4,545	-	5,165	-	-		(117)		9,593
Operating (Expenses) Income
Selling, general and administrative expenses	-	(4,097)	-	(5,063)	127	22	b)	(82)	d)	(9,093)
Other operating income (expenses), net	-	22	-	-	(9)	-		133	h)	146
Operating Profit Before Financial Result	-	470	-	102	118	22		(66)		646
Financial income	-	792	-	12	108	-		-		912
Financial expenses	-	(1,162)	-	(253)	(23)	(79)	a) b)	33	g) h)	(1,484)
Other expense, net	-	-	-	113	(113)	-		-		-
Gain on sale of business/asset	-	-	-	90	(90)	-		-		-

Profit Before Income Tax and									i)
Contribution	-	100	-	64	-	(57)		(33)		(74)
Income tax and social contribution	-	(31)	-	(179)	-	17		7		(186)
Net Income (Loss) for the Period from Continuing Operations	-	69	-	(115) (**)	-	(40)		(26)		(112)
Earnings per share -R$(iv)
Basic		R$0.08								R$ (0.10)
Diluted		R$0.08								R$ (0.10)
Weighted average shares used to calculate earnings per share(iv)									Note
Basic		862,079,076						265,999,641	3.3	1,128,078,717
Diluted		866,316,814						265,999,641	3.3	1,132,316,455

5

___________________

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

(i)	This information is derived from the audited interim consolidated financial statements for the six-month period ended June 30, 2019 of Natura &Co Holding S.A., which was incorporated on January 21, 2019. The information presented herein is from the date of incorporation until June 30, 2019.

(ii)	This information is derived from the revised interim consolidated financial statements of Natura Cosméticos S.A. for the six-month period ended June 30, 2019.

(iii)	This information is derived from the audited interim consolidated financial statements for the six-month period ended June 30, 2019 of Merger Sub I, which was incorporated on May 15, 2019. The information presented herein is from the date of incorporation until June 30, 2019.

(iv)	Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos S.A.

(**) Represents the net loss from continuing operations of Avon. During the six-month period ended June 30, 2019, there was Loss from discontinued operations, net of tax of R$ 87 million. See note 2 below.

6

Pro Forma Condensed Statement of Income
for the Fiscal Year Ended December 31, 2018

						Pro Forma Adjustments
	Natura &Co Holding Historical (i)	Natura Cosméti cos S.A. Historical (ii)	Merger Sub I Historic al (iii)	Avon as Adjuste d (Note 2)	Reclassifications (Note 3.1)	IFRS and Accounting Policies (Note 3.2)	Note 3.2	Purchase Accounting and Financing Adjustments	Note 3.5	Total Pro Forma
	(in millions of reais, unless otherwise indicated)									(in millions of reais, unless otherwise indicated)
Sales revenues	-	13,397	-	20,500	-	-		-		33,897
Cost of products sold	-	(3,782)	-	(8,698)	-	-		(233)	c), d)	(12,713)
Gross Profit	-	9,615	-	11,802	-	-		(233)		21,184
Operating (Expenses) Income
Selling, general and administrative expenses	-	(8,318)	-	(10,937)	36	-		(164)	d)	(19,383)
Other operating income (expenses), net	-	(40)	-	(26)	73	-		-		7
Operating Profit Before Financial Result	-	1,257	-	839	109	-		(397)		1,808
Financial income	-	2,056	-	56	(111)	-		-		2,001
Financial expenses	-	(2,640)	-	(497)	2	(89)	a)	(2)	g)	(3,226)
Profit Before Income
Tax and
Contribution	-	673	-	398	-	(89)		(399)		583
Income tax and social contribution	-	(125)	-	(478)	-	19		84	i)	(500)

Net Income for the Year	-	548	-	(80)	-	(70)		(315)		83
Earnings per share -R$ (iv)
Basic		R$0.64								R$0.07
Diluted		R$0.64								R$0.07
Weighted average shares used to calculate earnings per share (iv)									Note
Basic		861,190,114						265,999,641	3.3	1,127,189,755
Diluted		862,719,642						265,999,641	3.3	1,128,719,283

_________________

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

(i)	Natura &Co Holding S.A. was incorporated on January 21, 2019. The information is presented for informational purposes only.

(ii)	This information is derived from the audited consolidated financial statements of Natura Cosméticos S.A., for the fiscal year ended December 31, 2018.

(iii)	Merger Sub I was incorporated on May 15, 2019. The information is presented for informational purposes only.

7

(iv)	Adjusted to reflect the distribution of bonus shares undertaken on September 17, 2019 which resulted in the issuance of new shares at a ratio of one share per one share outstanding of Natura Cosméticos S.A.

8

NATURA COSMÉTICOS S.A. E AVON PRODUCTS INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

1.	DESCRIPTION OF THE TRANSACTION AND BASIS OF PREPARATION OF THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

a)       Description of the transaction

The unaudited pro forma condensed balance sheet as of June 30, 2019 and the unaudited pro forma condensed statement of income for the six-month period ended June 30, 2019 and for the fiscal year ended December 31, 2018 reflect the following transaction:

On May 22, 2019, an agreement and plan of mergers (the “Merger Agreement”) was entered into among Avon Products Inc (“Avon”), Natura Cosméticos S.A. (“Natura Cosméticos S.A.”), Natura Holding S.A., currently denominated as Natura &Co Holding S.A. (“Natura &Co Holding S.A.”), Nectarine Merger Sub I, Inc. (“Merger Sub I ”), as of the date hereof, a wholly-owned direct subsidiary of Natura &Co Holding S.A. (“Company”), and Nectarine Merger Sub II, Inc. (“Merger Sub II”), as of the date hereof, a wholly-owned direct subsidiary of Merger Sub I. The Merger Subs are Delaware corporations newly formed as shell companies with the sole purpose of serving as vehicles for the two mergers required for the consummation of the Transaction described below. The agreement provides for business combination of Natura Cosméticos S.A. and Avon (“Transaction”).

First, there will be a capital increase in Natura &Co Holding S.A. through the contribution of shares corresponding to at least approximately 54.34% and up to approximately 57.3% of the total voting shares of Natura Cosméticos S.A., and an amount in cash to be used the payment of the income tax that may be assessed in respect to the contribution of shares. Following the contribution, all of the Natura Cosméticos S.A. shares not held by Natura &Co Holding S.A. will be merged into Natura &Co Holding S.A., and Natura Cosméticos S.A. will become a wholly-owned subsidiary of Natura &Co Holding S.A, and Avon’s former shareholders will become shareholders of Natura &Co Holding S.A..

After all the conditions for the conclusion of the Transaction are met, Merger Sub II will merge with and into Avon, with Avon surviving the merger. Subsequently, Merger Sub I will merge with and into Natura &Co Holding S.A., with Natura &Co Holding S.A. surviving the merger. Following the mergers, Avon will become a wholly owned direct subsidiary of Natura &Co Holding S.A., and the former Avon shareholders will become shareholders of Natura &Co Holding S.A.

Therefore, when the Transaction is consummated, Natura Cosméticos S.A. and Avon will become wholly owned direct subsidiaries of Natura &Co Holding S.A. Based on the exchange ratio of 0.600 Natura &Co Holding S.A. shares for each Avon share, former Natura Cosméticos S.A. shareholders will hold approximately 76% of the combined company, while former Avon shareholders will hold approximately 24%.

After the closing of the Transaction, Natura &Co Holding S.A. shares will be listed on B3, and the Natura &Co Holding S.A. American Depositary Receipts (the “ADRs”) will be listed on NYSE. Avon shareholders will have the option to receive ADRs traded on NYSE or shares listed on B3.

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b)       Basis for preparation of the unaudited pro forma condensed financial information:

The unaudited pro forma condensed financial information was prepared using the acquisition method and treating Natura &Co Holding S.A. as the acquirer for financial reporting purposes.

The unaudited pro forma condensed financial information was prepared and presented in accordance with the Orientação Técnica OCPC 06 –″Apresentação de Informações Financeiras Pro Forma‶ as issued by the Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the CVM. The unaudited pro forma condensed balance sheet as of June 30, 2019 is based on the individual historical consolidated balance sheet of Natura Cosméticos S.A. and Avon, and gives effect on a pro forma basis to the Transaction as if it had been consummated on June 30, 2019. The unaudited pro forma condensed statements of income for the six months ended June 30, 2019 and for the fiscal year ended December 31, 2018 are based on the individual historical consolidated statements of income of Natura Cosméticos S.A. and Avon, giving effect to the Transaction as if it had occurred on January 1, 2019.

Natura &Co Holding S.A. is a holding company incorporated on January 21, 2019. As such, the consolidated financial information of Natura &Co Holding S.A. mainly reflects the operations of Natura Cosméticos S.A.. Therefore, the pro forma was prepared based on the financial information of Natura Cosméticos S.A.

The unaudited pro forma condensed financial information presented is based on:

•	Historical unaudited interim condensed consolidated financial statements of Natura Cosméticos S.A. for the six-month period ended June 30, 2019, prepared in accordance with CPC 21 – Demonstração Intermediária, as issued by the CPC, and with the international accounting norm IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and reviewed by KPMG Auditores Independentes;

•	Historical consolidated financial statements of Natura Cosméticos S.A. for the fiscal year ended December 31, 2018, prepared in accordance with generally accepted accounting principles in Brasil, which include accounting standards, interpretations and orientations issued by the CPC, and approved by the Comissão de Valores Mobiliários (“CVM”) and by the Conselho Federal de Contabilidade (“CFC”), as well as international financial reporting standards (IFRS), as issued by the International Accounting Standards Board (“IASB”), and audited by KPMG Auditores Independentes;

•	Historical interim consolidated financial statements of Natura &Co Holding S.A. as of and for the period between January 21, 2019 and June 30, 2019, i.e., from the date of Natura &Co Holding S.A.’s incorporation until June 30, 2019, prepared in accordance with CPC 21 – Demonstração Intermediária as issued by the CPC and with the international accounting norm IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and audited by KPMG Auditores Independentes; and

•	Historical interim consolidated financial statements of Merger Sub I as of and for the period between May 15, 2019 and June 30, 2019, i.e., from the date of Merger Sub I’s incorporation until June 30, 2019, prepared in accordance with CPC 21 – Demonstração Intermediária as issued by the CPC and with the international accounting norm IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and audited by Grant Thornton Auditores Independentes; and

•	Historical interim consolidated financial statements of Avon for the six months ended June 30, 2019, prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and presented in millions of dollars (“US$”) reviewed by PricewaterhouseCoopers LLP. These financial statements were prepared in US dollars (“US$”), and served as the basis of preparation of the financial information, and were translated to Portuguese and translated into reais (“R$”), which is the functional and presentation currency of Natura &Co and were subject to special review by PricewaterhouseCoopers Auditores Independentes,

Historical consolidated financial statements of Avon for the fiscal year ended December 31, 2018, prepared in accordance with U.S.GAAP and presented in millions of US$, audited by

10

PricewaterhouseCoopers LLP. These financial statements were prepared in US dollars (“US$”), and served as the basis of preparation of the financial information, and were translated to Portuguese and translated into reais (“R$”), which is the functional and presentation currency of Natura &Co and were subject to special review by PricewaterhouseCoopers Auditores Independentes.

The unaudited pro forma condensed financial information was prepared using the acquisition method of accounting established by CPC15 (R1)/IFRS 3 – Business Combination (“CPC15/IFRS 3”), in which Natura Cosméticos S.A. is treated as the acquirer. CPC15/IFRS 3, requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the Closing Date. Fair value measurements can be highly subjective and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts. In addition, the consideration transferred is required to be measured at the Closing Date of the Transaction at the then-current market price. This particular requirement will likely result in a consideration transferred that is different from the amounts assumed in this unaudited pro forma condensed financial information.

The unaudited pro forma condensed financial information has been prepared and presented for informational purposes only, and is not indicative of future consolidated financial statements and should not be interpreted as the effective consolidated results of operations or consolidated financial position of Natura &Co Holding S.A.

The unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that Natura &Co Holding S.A. may achieve as a result of the Transaction, nor the costs to integrate the operations of Natura Cosméticos S.A. and Avon or the costs necessary to achieve these cost savings and operating synergies, such as procurement, manufacturing, distribution and administrative structure efficiencies and revenue enhancements.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain transaction-related restructuring charges are not included as a component of the consideration transferred, but are recognized as expenses in the periods in which the costs are incurred. Total Transaction costs expected to be incurred by Natura Cosméticos S.A. and Avon are estimated to be approximately R$349 million and R$239 million, respectively.

Natura Cosméticos S.A. and Avon have not yet finalized formal plans for combining the two companies. Accordingly, additional liabilities may be incurred in connection with the Transaction and any ultimate corporate restructuring. These additional liabilities and costs have not been included herein because information necessary to reasonably estimate such costs and to prepare a detailed restructuring plans is not available. These costs will be expensed as incurred in future periods.

The unaudited pro forma condensed financial information should be read in conjunction with the historical financial statements of the entities involved.

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2.	HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AVON

The historical consolidated financial information of Avon has been prepared under U.S. GAAP and presented in U.S.$. The amounts reported under the column “Avon U.S. GAAP (U.S.$ in millions)” derive from Avon’s historical consolidated financial statements, and have been translated into reais, which is the functional and presentation currency of Natura Cosméticos S.A., using the exchange rates described below, under the column “Avon adjusted U.S. GAAP (in millions of R$)”.

•	Balance sheet items derived from the historical reviewed interim consolidated financial statements of Avon as of June 30, 2019, have been translated to reais using the exchange rate as of June 30, 2019 of R$3.832 per U.S.$1.00.

•	Items from the statement of income derived from the historical reviewed interim consolidated financial statements of Avon for the six months ended June 30, 2019, have been translated to reais using the average exchange rate of R$3.834 per U.S.$1.00.

•	Items from the statement of income derived from the historical audited consolidated financial statements of Avon for the fiscal year ended December 31, 2018, have been translated to reais using the average exchange rate of R$3.680 per U.S.$1.00.

In addition, Avon’s accounts have been reclassified to Natura Cosméticos S.A.’s accounts, as described in the table below.

Unaudited Adjusted Avon Balance Sheet
As of June 30, 2019

	Avon U.S. GAAP Historical	Avon U.S. GAAP Adjusted
	(in millions of U.S.$)	(in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Balance Sheet Accounts
Assets Current Assets
Cash and cash equivalents	421	1,613	Cash and cash equivalents
Accounts receivable	333	1,275	Trade receivables
Inventories	516	1,976	Inventories
Prepaid expenses and other	264	1,012	Other current assets
Held for sale assets	10	39	Held for sale assets
Total current assets	1,544	5,915
Non-Current Assets
Property, plant and equipment, at cost	1,178	4,514
Less accumulated depreciation	(658)	(2,520)
Property, plant and equipment, net	520	1,994	Property, plant and equipment
Right-of-use assets	175	670	Right of use assets
Goodwill	90	345	Goodwill
Deferred tax assets	208	798	Deferred income tax and social contribution
Other assets	434	1,665	Other non-current assets
Total non-current assets	1,428	5,472
Total Assets	2,971	11,387
Liabilities and Shareholders’ Deficit Current liabilities
Debt maturing within one year	399	1,527	Borrowings, financing and debentures
Accounts payable	682	2,614	Trade payables and forfeit operations
Accrued compensation	94	361	Payroll, profit sharing and social security charges
Other accrued liabilities	436	1,671	Other current liabilities
Sales and taxes other than income	116	445	Tax liabilities
Income taxes	12	45	Income tax and social contribution
Held for sale liabilities	-	-	Held for sale liabilities
Current liabilities of discontinued operation s	18	69	Current liabilities of discontinued operations
Total current liabilities	1,757	6,732
Non-current liabilities
Long-term debt	1,197	4,587	Borrowings, financing and debentures (LP)

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	Avon U.S. GAAP Historical	Avon U.S. GAAP Adjusted
	(in millions of U.S.$)	(in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Balance Sheet Accounts
Long-term operating lease liability	145	555	Long term lease liability
Employee benefit plans	130	497	Other non-current liabilities
Long-term sales taxes and taxes other than income	-	-	Tax liabilities (LP)
Long-term income taxes	141	540	Tax liabilities (LP)
Other liabilities	55	210	Other non-current liabilities
Total non-current assets	1,667	6,389
Total Liabilities	3,424	13,121
Series C convertible preferred stock	505	1,934
Shareholders’ Deficit
Common stock, par value $0.25 - authorized 1,500 shares; issued 76	191	731	Capital stock
Additional paid-in capital	2,308	8,843	Capital stock
Retained earnings	2,170	8,314	Retained earnings
Accumulated other comprehensive loss	(1,029)	(3,943)	Other comprehensive income
Treasury stock	(4,603)	(17,641)	Treasury shares
Total Avon shareholders’ deficit	(965)	(3,696)
Non-controlling interests	7	28	Non-controlling interests
Total shareholders’ deficit	(957)	(3,668)
Total liabilities, series C convertible preferred stock and shares	2,971	11,387

13

Unaudited Avon Statement of Income
For the Six Months Ended June 30, 2019

	Avon U.S. GAAP Historical	Avon U.S. GAAP Adjusted
	(in millions of U.S.$)	(in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Balance Statement of Income

Net sales	2,225	8,531	Net Revenue
Other revenue	137	524	Net Revenue
Total revenue	2,362	9,055
Costs, expenses and other:
Cost of sales	(1,015)	(3,890)	Cost of products sold
Selling, general and administrative expenses	(1,321)	(5,063)	Selling, general and administrative expenses
Operating profit	27	102
Interest expense	(64)	(245)	Financial expenses
Loss on extinguishment of debt	(2)	(8)	Financial expenses
Interest income	3	12	Financial income
Other expense, net	29	113	Other operating income (expenses), net
Gain on sale of business / assets	24	90	Gain on sale of business/assets
Total other expenses	(10)	(38)
Income before income taxes	17	64	Income tax and social contribution
Income taxes	(47)	(179)
Net loss from Continued Operations	(30)	(115)
Loss from discontinued operations, net of tax	(23)	(87)
Net loss	(53)	(202)

14

Avon Statement of Income
For the Fiscal Year Ended December 31, 2018

	Avon U.S. GAAP Historical	Avon U.S. GAAP Adjusted
	(in millions of U.S.$)	(in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Balance Income
Net sales	5,248	19,309	Net Revenue
Other revenue	324	1,191	Net Revenue
Total revenue	5,571	20,500
Costs, expenses and other:
Cost of sales	(2,364)	(8,698)	Cost of products sold
Selling, general and administrative expenses	(2,972)	(10,937)	Selling, general and administrative expenses
Operating profit	235	865
Interest expense	(135)	(494)	Financial expenses
Loss on extinguishment of debt	(1)	(3)	Financial expenses
Interest income	15	56	Financial income
Other expense, net	(7)	(26)	Other operating income (expenses), net
Total other expenses	(127)	(467)
Income before income taxes	108	398
Income taxes	(130)	(478)	Income tax and social contribution
Net loss	(22)	(80)

15

3.	PRO FROMA ADJUSTMENTS AND ASSUMPTIONS

3.1	RECLASSIFICATIONS

Reclassification adjustments to conform Avon’s line items classification to Natura Cosméticos S.A.s classification.

3.2	CPC/IFRS AND ACCOUNTING POLICY ALIGNMENT ADJUSTMENTS

a.       Avon’s Preferred Shares

Represents the reclassification of Avon Preferred Shares, which under U.S. GAAP were classified as Mezzanine and under CPC/IFRS as a liability, since there is no Mezzanine classification for financial instruments under CPC/IFRS. Based on the terms of the Avon Preferred Shares, upon a change of control, the holders of such shares are entitled to exercise a put option and Avon would be required to repurchase the shares in cash. Because Avon’s change of control is not an event within Avon’s control, under CPC/IFRS these shares have been classified as a liability. Also see Note 3.5 (f) and (g), below.

Holders of Avon Preferred Shares are entitled to a cumulative preferred dividend that accrues daily at a rate of 1.25% per quarter (net of any dividends on Avon Common Shares and subject to increase up to a maximum rate of 5.00% per quarter if Avon breaches certain obligations). For the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, the unpaid preferred dividends amounted to $78.0 million and $65.8 million, respectively. In addition, holders of Avon Preferred Shares are also entitled to participate on as-converted basis in any dividends paid to the holders of Avon Common Shares. During the fiscal years ended December 31, 2018 and 2017, no such dividends were declared. The dividends accrued on Avon’s Preferred Shares, have been reclassified from equity to financial expense for an amount of R$48 million (U.S.$.12.6 million) and R$89 million (U.S.$24.3 million) for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, respectively.

The pro forma financial information have been prepared assuming that the Avon Preferred Shares will be cancelled and converted into the right to receive cash upon closing of the transaction pursuant to the terms of the Merger Agreement and that the holders of the Avon Preferred Shares will not exercise their right to convert them into Avon Common Shares prior to closing of the Transaction. See Note 3.3.

b.       Leases

Represents the adjustment to conform Avon’s lease accounting under U.S. GAAP to CPC/IFRS, since CPC/IFRS does not provide a classification for “operating leases” from the lessee perspective as opposed to U.S. GAAP. Under U.S. GAAP, operating lease expenses are recognized on a straight-line basis as a single line item in the income statement. Under CPC/IFRS, interest expense is accreted to the lease liability and the right of use asset is amortized on a straight-line basis, resulting a lease expense that is higher at the commencement of the lease and decreases through time. This resulted in the following adjustment:

(in millions of R$)
Selling, general and administrative expenses:
Reversal of operating lease expense recorded under U.S. GAAP	127
Recognition of amortization expense on right-of-use assets under CPC/IFRS	(105)
22
Financial expenses
Recognition of interest expense under CPC/IFRS	31

Other adjustments to conform Avon’s accounts under U.S. GAAP to CPC/IFRS are considered immaterial for pro forma purposes.

16

3.3	ESTIMATE OF CONSIDERATION EXPECTED TO BE TRANSFERRED

The following is a preliminary estimate of the merger consideration:

Number of shares of Avon common stock outstanding as of June 30, 2019	443,332,735
Multiplied by the Exchange Ratio of 0.600 Natura &Co Holding S.A. Shares (or ADSs) for each share of
common stock of Avon (after the bonus shares distribution)	265,999,641

Multiplied by the market price of Natura Cosméticos S.A.’s stock(1) (in R$)	R$ 36.15
Estimated shares consideration (in millions of R$)	9,616
Estimated cash consideration (2) (in millions of R$)	2,031
Estimated consideration to be transferred (in millions of R$)	11,647

(1)	Represents the market price of Natura Cosméticos S.A.’s Shares as of September 18, 2019. Using the stock price of Natura Cosméticos S.A. Shares for the past year, a range of possible outcomes based upon percentage increases and decreases was determined that appeared reasonable in light of the market volatility, based on daily change in stock price and its associated standard deviation. Based on such volatility, a 1% change to 39% change in the market price would change the estimated consideration by R$96 million to R$3,750 million, respectively.

(2)	Cash consideration represents the estimated amount to be paid to the holders of Avon Preferred Shares, assuming they will be cancelled and converted into the right to receive cash upon closing of the Transaction pursuant to the terms of the Merger Agreement–See Note 3.2.a. above. Also, see “The Transaction Documents–The Merger Agreement–Merger Consideration–Avon Preferred Shares”. If the holders of the Avon Preferred Shares exercise their right to convert the Avon Preferred Shares to Avon Common Shares, this would result in a reduction of the cash consideration of R$1,667 million and an increase of 52,200,000 shares to be issued by Natura &Co Holding S.A. as part of the shares consideration, with a corresponding increase of R$220 million in the total consideration transferred and goodwill. Based on the volatility above, a 1% to 39% change in the market price of Natura Cosméticos S.A. shares would change the additional estimated consideration of R$220 million by R$19 million to R$736 million, respectively.

The merger consideration does not include the effect of any potential payments for the acceleration of vesting and replacement awards as such effect would be immaterial for pro forma purposes.

3.4	ESTIMATED FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

Natura Cosméticos S.A. has performed a preliminary valuation analysis of the fair market value of assets to be acquired and liabilities to be assumed from Avon. Using the total consideration for the Transaction, Natura Cosméticos S.A. has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price:

(in millions of reais)
Total estimated consideration to be transferred (Note 3.3)	R$11,647
(-) Fair value of assets acquired:
Cash and cash equivalents	1,613
Accounts receivables	1,275
Inventories	1,995
Other current assets	1,012
Held for sale assets	39
Property, plant and equipment	2,402
Deferred income tax and social contribution	798
Right of use	670
Other non-current assets	1,666
Investments in associates	97
Intangible assets	5,633
(+) Fair value of liabilities assumed:
Current liabilities	6,769
Provision for tax, civil and labor risks	1,101
Long-term debt	4,813
Lease liability	555
Deferred income taxes	764
Non-current tax liabilities	38
Other liabilities	708
Non-controlling interest	28
Pro forma goodwill	R$ 9,223

17

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and statement of income. The final purchase price allocation will be determined when Natura Cosméticos S.A. completes the detailed valuations and necessary calculations. The final allocation could be materially different from the preliminary allocation used in the pro forma adjustments.

The pro forma adjustments are based on certain estimates, assumptions, and currently available information and, therefore, the actual calculations will differ from the pro forma adjustments. We have only included material adjustments that are directly attributable to the proposed Transaction and factually supportable. Furthermore, with respect to the statement of income, only those adjustments which were expected to have a continuing impact on the consolidated results were included.

3.5	PRO FORMA ADJUSTMENTS

The unaudited pro forma condensed financial information was prepared and presented using the historical consolidated financial statements of Natura Cosméticos S.A. and Avon and the pro forma adjustments were determined based on assumptions and best estimates of the Management of Natura Cosméticos S.A., and included the following adjustments:

a)	Inventories

Represents the adjustment of Avon’s inventories to their fair value. The fair value was determined using the balance of finished goods based on the estimated selling price of the inventory less selling expenses and a normal profit margin on those manufacturing and selling efforts.

Even though inventory generally rotates over a period of three months, the effect of the fair value adjustment on inventory has not been reflected in the pro forma statement of income as it is not expected to have a continuing impact.

b)	Equity method investment –N ew Avon LLC

Represents the adjustment to fair value of the investment in New Avon LLC (“New Avon”). The investment in New Avon was accounted for under the equity method at fair value. On December 31, 2018, the book value of such investment was zero since New Avon had an equity deficit. In April of 2019, Avon entered into an agreement with a third party for the sale of this investment. The fair value adjustment of R$97 million (U.S.$24.9 million) represents the selling price that Avon has negotiated to dispose of the investment, which was completed in the third quarter of 2019.

The gain on sale of the investment in New Avon for the same amount has not been reflected in the pro forma statement of income as it is not expected to have a continuing impact.

c)	Property, plant and equipment

Represents the adjustment of Avon’s property, plant and equipment to its fair value, as follows:

18

Property, plant and equipment	Estimated Fair Value Adjustment (in millionsof R$)	Valuation Methodology	Estimated Remaining Useful Life
Land	115	Market approach	Indefinite
Buildings and improvements	293	Cost approach	20
Total estimated fair value adjustment	408

The pro forma depreciation expense on the fair value adjustment on buildings and improvements, assuming a remaining useful life of approximately 20 years, of R$7 million for the six months ended June 30, 2019 and R$15 million for the fiscal year ended December 31, 2018, was allocated to Cost of Sales. The depreciation is calculated using the straight-line method.

d)	Intangible assets

The fair value adjustment on intangible assets is comprised of the following:

	Nature	Valuation Methodology	Estimated Fair Value (in millions of R$)	Estimated Useful Life	Estimated pro forma amortization expense using the straight-line method		Line item of the Pro Forma Statement of Income where the Pro Forma Amortization Expense was Allocated
					Fiscal Year ended December 31, 2018	Six months ended June 30, 2019
1. “Avon” Trade Name	Represents the fair value of the “Avon” trade name	Relief from royalty method (**)	1,537	Indefinite	N/A	N/A
2. “Power Brands”	Represents the fair value of the “Power Brands”	Relief from royalty method (**)	448	20 years	22	11	Selling, Marketing and Logistics expense
3. Developed Technologies	Represents the fair value of all technology necessary to develop Avon’s products, including product formulae, labelling data, manufacturing processes, regulatory approvals, product packaging and designs.	Relief from royalty method	1,529	7 years	218	109	Cost of products sold
4. Sales Representatives (New+Senior) (*)	Represents the fair value of Avon’s relationships with its Sales Representatives	Income valuation approach	2,119	15 years	142	71	Selling, Marketing and Logistics expense
Total			5,633		382	191

(*) The calculation of the fair value of Sales Representatives took into account the different average sales tickets and attrition rates of the New (less than three years) and Senior (more than three years) representatives.

(**) The Relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of Avon’s intellectual property being owned.

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The following are the material underlying assumptions used in determining the fair value estimate adjustments on intangible assets:

	Avon Tradenames	Power Brands	Developed Technology
Net Revenue basis	The fair value analysis of the Avon tradename considered a revenue basis of 100% of Total Revenue, since all products are commercialized under the Avon tradename.	Power brands are relevant product or product line brands, which have recognition independently of the Avon tradename. The revenue stream attributed to the power brands was equivalent to 20.3% of total revenue, based on the power brand’s share of revenue as of the valuation date in an aggregate basis.	Developed technology stands for product R&D, formulas, testing and licensing. The fair value analysis of Developed Technology was based on the revenue attributed to cosmetics, fragrances and toiletries (or 74.9% of total revenue).
Royalty rate (*)	1.0%	1.5%	4.0%
Useful Life	Indefinite	20 years	7 years
Corporate Income Tax	A normalized 30.0% effective tax rate for IT (Income Tax)
Tax Amortization Benefit (TAB)	Not applicable	TAB was calculated according to the Target’s projected effective tax rate of 30.0% and an amortization period equivalent to asset’s remaining useful life.
Discount Rate	The discount rate was equivalent to the weighted average cost of capital (WACC), resulting in an after-tax rate of 10.69%.

   (*) Royalty Rate

The total royalty rate for other intellectual property licensing transactions, which typically comprise both, brands and product development, was observed and resulted in a total royalty range of 4% to 10%. Considering Avon’s brand position, margin and growth prospect, relatively to its peers, total Avon’s average royalty rate was estimated to be at a range from 5% to 6.5%.

Of the total Avon’s average royalty rate mentioned above, 4% relates to developed technology. This 4% was based on the royalty rate to be paid by New Avon, which is majority-owned and managed by Cerberus, under the royalty agreement signed in 2016, for the right of use and licenses related to the future intellectual property of Avon.

The remaining 1% to 2.5% of the total average royalty rate, relates to brands, consistent with was observed in comparable data.

The total royalty rate for Avon’s cosmetics, fragrances and toiletries products of power brands, was estimated to be 6.5%, while the total royalty rate for other cosmetics, fragrances and toiletries products was estimated at 5%, and the total royalty rate for fashion & home products was estimated at 1%. As a result, the weighted average total royalty rate for the Avon was estimated at 5.3% which is in line with the range above.

Based on the defined range for the Avon royalty rate, below is a sensitivity analysis of the impact that changes in royalty rates would have on the fair value of intangible assets:

	Avon Tradename	Power Brands	Developed Technology
Range of royalty rates	0.9% to 1.1%	1.35% to 1.65%	3.6% to 4.4%
Fair value of intangible assets	R$402 million to R$1,694 million	R$1,380 million to R$494 million	R$1,682 million to R$1,383 million

For Sales Representatives we used the Multi-period excess earning method that considers the present value of net cash flows expected to be generated by Sales Representatives.

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Revenue	Revenue considered entire volume of sales, once representatives’ sales channel stands for approximately 100% of Avon’s sales. Revenue projections were based on the business plan revenue growth rate and estimated attrition rate. At the reference date, the company had 7.5 million sales representatives.
Attrition rate	Attrition rates were calculated for Senior (more than 3 years) and New Representatives (less than 3 years with Avon). The estimated attrition rates for New Representatives and Senior Representatives were 59.5% and 6.4%, respectively.
Useful Life	Useful life for the intangible asset is 15 years, based on a cut-off of 90% of total consolidated (new + senior) discounted cash flow.
Contributory Assets Charge	The considered CAC includes Working Capital, Fixed Assets, Workforce and IPs (tradenames & product technology). The average CAC was 5.0% over revenues.
Tax Amortization Benefit (TAB)	TAB was calculated according to the Target’s projected effective tax rate of 30.0% and an amortization period equivalent to asset’s remaining useful life.
Discount Rate	The discount rate was equivalent to company’s WACC plus a premium of 5 BPS, resulting in an after-tax rate of 10.74%.

e)	Goodwill

The goodwill pro forma adjustment is comprised of the following:

	in millions R$
Elimination of historical goodwill balance included in Avon’s historical consolidated financial statements	(344)
Recognition of goodwill on acquisition	9,223	Note 3.4
Total pro forma adjustment	8,879

f)	Current Borrowings, financing and debentures

Adjustment to eliminate the liability corresponding to Avon Preferred Shares which will be paid in cash upon completion of the transaction. See “The Transaction Documents–Merger Agreement–Merger Consideration” and the fair value adjustment on Avon’s current debt.

The pro forma adjustment is comprised of the following:

	in millions R$
1. Fair value adjustment on Avon’s current debt	37
2. Adjustment to eliminate the liability corresponding to Avon Preferred Shares which will be paid in cash upon completion of the transaction	(1,934)	Note 3.2
Total	(1,897)

g)	Long-term debt

The pro forma adjustment on long-term debt is comprised of the following:

	in millions R$
1. Fair value adjustment on Avon’s long-term debt	226
2. Long-term debt to be incurred by Natura Cosméticos S.A. for the cash payment of Avon Preferred Shares upon completion of the Transaction, has been considered part of the Merger Consideration (1)	2,031	Note 3.3
Total	2,257

(1)	If the holders of the Avon Preferred Shares exercise their right to convert the Avon Preferred Shares to Avon Common Shares, such shares will not be redeemed in cash and Natura &Co Holding S.A. will not incur in any long-term debt, except for the accrued dividends for an estimated amount of R$364 million.

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The pro forma interest expense on the long term debt to be incurred by Natura Cosméticos S.A. to finance the cash payment of Avon Preferred Shares was estimated assuming that Natura & Co Holding S.A. will obtain a 5 year long-term financing facility at an estimated annual rate of 4.5%. The estimated interest rates were based on the implied premium over U.S. treasuries with similar maturities observed on the yield to maturity on the secondary market for the debt (Notes) issued by Natura Cosméticos S.A. in 2018 and maturing in 2023, in aggregation to the market curves of U.S. treasuries plus 20bps (0.20%) of issuance premium.

In addition, interest expense (dividends under U.S. GAAP) on the Avon Preferred Shares for the six month period ended June 30, 2019 and for the fiscal year ended December 31, 2018, was reversed. See 3.2 above.

The pro forma interest expense adjustment was determined as follows:

	Fiscal Year ended December 31, 2018	Six month period ended June 30, 2019
	in millions of R$
Reversal of interest expense on the Avon Preferred Shares	(89)	(45)	Note 3.2
Interest expense on long-term financing agreement	91	48
Total pro forma adjustment	2	3

h)	Transaction costs

Represents the adjustment of the estimated transaction costs of R$425 million related to the Transaction.

In addition, the historical consolidated income statement for the six-month period ended June 30, 2018 of Natura Cosméticos S.A. and Avon include transaction costs related to the Transaction, which have been reversed due to non-recurring nature, as follows:

in millions of R$
Other operating income (expenses), net:
Incurred by Natura Cosméticos S.A	68
Incurred by Avon	65
133
“Financial expenses”
Incurred by Natura Cosméticos S.A	30
Total	163

i)	Deferred Income Taxes

An estimated blended tax rate of 21% has been used to estimate the tax impact on the pro forma adjustments, representing a weighted-average estimate of the statutory tax rates in the various jurisdictions where pro forma adjustments are reasonably expected to occur. We believe that using a blended tax rate is factually supportable in that it is derived from statutory rates and recognizes that Avon is a large multinational corporation with operations in many countries. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

j)       Provision for Tax, Civil and Labor Risks

Represents the fair value of contingent liabilities that are present obligations and are reliably measured. Present obligations are defined as either legal or constructive obligations that arise from past events.

k)       Total shareholders’ equity

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The pro forma adjustment is comprised of the following:

	in millions R$
Elimination of as adjusted Avon’s shareholders’ equity accounts	3,696
Common stock to be issued by Natura &Co Holding S.A. upon completion of the Transaction	9,616	Note 3.3
Estimated transaction cost	(425)	Item h)
Total pro forma adjustment	12,887

l)	Significant nonrecurring items included in the historical financial statements

Natura

Natura Cosméticos S.A.’s consolidated statement of income for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, include R$26 million and R$98 million, respectively, related to costs incurred in relation to “Transformation costs of The Body Shop International Limited” initiative, which includes organization redesign cost, store footprint optimization cost, consulting fees and restructuring charges, among others. These nonrecurring items are not directly related to the Transaction, and as such have not been adjusted for in the unaudited pro forma condensed financial information.

Avon

Avon’s historical consolidated income statement for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018, include the nonrecurring items listed below. These nonrecurring items are not directly related to the Transaction, and as such have not been adjusted for the unaudited pro forma condensed financial information.

	For the Six-Month period Ended June 30, 2019		For the Fiscal Year Ended December 31, 2018
	in millions of R$ (*)	in millions of U.S.$ dollars	in millions of R$(*)	in millions of U.S.$ dollars
Brazil IPI tax release (1)	-	-	644	168
Costs to implement restructuring initiatives (2)	(379)	(99)	(694)	(181)
Impairment loss on assets and other expenses (3)	(65)	(17)	-	-
Total	(444)	(116)	(50)	(13)

(*) Items have been translated to reais using the exchange rate of R$3.832 per U.S.$1.00.

(1)	Avon’s operating profit and operating margin benefited from the release of the liability related to IPI tax on cosmetics in Brazil. The release was recorded in net sales and other (income) expense, net in the amounts of approximately R$644 million (U.S.$168 million) and approximately R$103 million (U.S.$27million), respectively. The Brazil IPI tax release also included approximately R$253 million (U.S. $66 million) recorded in income taxes.

(2)	The costs to implement restructuring initiatives also included approximately R$65 million (U.S.$17 million) recorded in income taxes.

(3)	Avon recorded approximately U.S. $13 million in other expenses, primarily related to professional fees incurred in relation to the Transaction, and other impairment losses on assets.

m)	Intercompany transaction

There are no transactions between Avon and Natura Cosméticos S.A. to be eliminated in the unaudited pro forma condensed financial information.

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Exhibit IV-A to the Management Proposal

Natura &Co’s Financial Statements on June 30, 2019, accompanied by an audit report by KPMG Auditores Independentes

NATURA &CO HOLDING S.A.
Financial Statements
as of June 30, 2019

Natura &Co Holding S.A.
Financial statements as of June 30, 2019

Independent auditors review report	3
Balance sheets	6
Income statements	7
Comprehensive income statements	8
Statements of changes in net equity	9
Cash flow statements	10
Explanatory notes to the financial statements	11

KPMG Auditores Independentes
Rua Alfredo Ignácio Nogueira Penido, 255
Salas 2.207, 2.208 e 2.209
12246-000 - São José dos Campos/SP – Brazil
Caixa Postal 1668 - CEP 12230-970 - São José dos Campos/SP – Brazil
Telephone +55 (12) 2138-5030
kpmg.com.br

Report of the independent auditors on the financial statements

To the shareholders of
Natura &Co Holding S.A. (formerly referred to as “Natura Holding S.A.”)
São Paulo - SP

Opinion

We have examined the financial statements of Natura &Co Holding S.A. (formerly referred to as “Natura Holding S.A.”) (“Company”), which comprise the balance sheet as of June 30, 2019 and the respective income statement, comprehensive income statement, statement of changes in net equity and cash flow statement for the period from January 21 to June 30, 2019, as well as the corresponding explanatory notes, comprising the significant accounting policies and other clarification information.

In our opinion, the abovementioned financial statements properly present, in all relevant aspects, the equity and financial position of Natura &Co Holding S.A. as of June 30, 2019, the performance of its operations and its respective cash flow for the period from January 21 to June 30, 2019, according to the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for the opinion

Our audit was conducted in accordance with the Brazilian and international audit standards. Our responsibilities, in compliance with such standards, are described in the

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following section titled “Responsibilities of the auditors for the audit of financial statements”. We are independent regarding the Company, according to the relevant ethical principles set forth in the Professional Ethics Code of the Accountant and the professional rules issued by the Federal Accounting Board, and we have complied with other ethical responsibilities in accordance with these standards. We believe that the audit evidence obtained is sufficient and appropriate to substantiate our opinion.

Main subjects of audit

We determined that there are no main subjects of audit to communicate in our report.

Other Matters - Added value statement

The added value statement (DVA) related to the period from January 21 to June 30, 2019, prepared under the responsibility of the Company’s management and submitted as supplementary information for IFRS purposes, the submission of which is not required from the closely-held Companies, was subject to audit procedures conducted jointly with the audit of the Company’s financial statements. In order to prepare our opinion, we evaluated whether such statement is reconciled with the financial statements and accounting records, as applicable, and if their form and content meet the criteria defined in Technical Pronouncement CPC 09 - Added Value Statement. In our opinion, this added value statement was fairly prepared, in all relevant aspects, pursuant to the criteria defined in such Technical Pronouncement, and is consistent with the financial statements taken jointly.

Other information that accompany the financial statements and the auditors’ report

The management of the Company is responsible for this other information that is part of the Management Report.

Our opinion on the financial statements does not include the Management Report and we do not present any kind of audit conclusion on this report.

In connection with the audit of the financial statements, our responsibility is of reading the Management Report and, by doing so, considering if this report is, in a relevant manner, inconsistent with the financial statements or with our knowledge obtained at the audit or, in another way, if it appears to be materially distorted. If, based on the work carried out, we conclude that there is a material distortion in the Management Report, we are required to communicate this fact. We have nothing to report in this regard.

Responsibilities of the management and the governance for the financial statements

The management is responsible for the preparation and fair presentation of the financial statements according to the accounting practices adopted in Brazil and to the international financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB), as well as for the internal controls it determined to be necessary in order to allow the preparation of these financial statements free from material distortion, regardless whether it is caused by fraud or error.

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In the preparation of the financial statements, the management is responsible for the appraisal of the capacity of the Company to continue operating, disclosing, when applicable, the matters related to its operating continuance and the use of this accounting base in the preparation of the financial statements, unless the management intends to liquidate the Company or cease its operations, or if there is no realistic alternative to avoid the end of operations.

The persons responsible for the governance of the Company are those responsible for the supervision of the financial statements’ preparation process.

Responsibilities of the auditors for the audit of the financial statements

Our objectives are to obtain reasonable certainty that the financial statements, taken jointly, are free from any relevant distortion, regardless if caused by fraud or error, and to issue an audit report including our opinion. Reasonable certainty is a high level of certainty, but not a guarantee that the audit carried out according to Brazilian and international audit standards will always detect any existing relevant distortions. The distortions may result from fraud or error and are considered relevant when, individually or jointly, may influence, within a reasonable perspective, the economic decisions of users taken based on such financial statements.

As part of the audit carried out according to the Brazilian and international audit standards, we have exercised professional judgment and maintained professional skepticism during the audit. Furthermore:

-             We have identified and assessed the risks of relevant distortion in the financial statements, regardless if caused by fraud or error, we have planned and executed audit procedures in response to such risks, and have obtained appropriate and sufficient audit evidence to base our opinion. The risk of failing to detect a relevant distortion resulting from fraud is higher than one resulting from error, since fraud may involve the act of violating internal controls, collusion, forgery, omission or intentional misrepresentations.

-             We have been informed on the internal controls that are relevant for the audit in order to plan the audit procedures appropriate to the circumstances, but not with the objective of expressing an opinion on the effectiveness of the internal controls of the Company.

-             We have appraised the adequacy of the accounting policies used and the reasonability of the accounting estimates and the respective disclosures made by the management.

-             We have concluded on the adequacy of the management’s use of the accounting base for operating continuance and, based on the audit evidence obtained, whether there is a relevant uncertainty regarding the events or conditions that may raise significant questions related to the capacity of operating continuance of the Company. If we conclude that there is relevant uncertainty, we must draw attention in our audit report to the respective disclosures in the financial statements or include an alteration in our opinion, if the disclosures are inadequate. Our conclusions are based on the audit evidence

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obtained until the date of our report. However, future events or conditions may cause the Company to no longer maintain operating continuance.

-             We have assessed the general presentation, structure and content of the financial statements, including the disclosures and whether the financial statements represent the corresponding transactions and the events in a manner that is compatible with the objective of a fair presentation.

We communicate with the persons responsible for the governance regarding, among other aspects, the reach planned, the time of the audit and significant audit findings, including any significant deficiencies in the internal controls that we identified during our works.

From the subjects that are object of communication with the persons responsible for the governance, we have determined those that were considered as more significant in the audit of the financial statements of the current year and that, thus, constitute the Main Audit Subjects. We described these subjects in our audit report, unless any law or regulation has forbidden the public disclosure of the subject, or when, in extremely rare circumstances, we have determined that the subject must not be disclosed in our report because there would be adverse consequences for such communication that could, under a reasonable perspective, exceed the benefits of the disclosure for the public interest.

São Paulo, July 26, 2019.

KPMG Auditores Independentes
Regional Accounting Council (CRC) SP-028568/F

[signature]
Rogério Hernandez Garcia
Accountant – CRC: 1SP213431/O-5

NATURA &CO HOLDING S.A.

BALANCE SHEETS AS OF JUNE 30, 2019
(In Reais - BRL)

	2019		2019
ASSETS		LIABILITIES AND NET EQUITY
CURRENT ASSETS
Cash and cash equivalents	100
		Net Equity
		National capital stock	100
		Total net equity	100
Total assets	100	Total liabilities and net equity	100

The explanatory notes of the management are an integral part of the financial statements.

6

INCOME STATEMENT
(In Reais - BRL)

Period from January 21 to June 30, 2019
CONTINUED TRANSACTIONS
Operating expenses
Expenses with sales
Administrative expenses
Other operating expenses	-
OPERATING PROFIT BEFORE THE FINANCIAL RESULTS	-

Financial expense Financial revenue	-
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	-
Income tax and social contribution
Current
Deferred
PROFIT FOR THE YEAR
Attributable to the Company’s shareholders	-
Weighted average of common shares - basic and diluted	-
Profit per share - basic and diluted	-

As described in Note 1, there were no transactions between the date of incorporation of the Company, from January 21 to June 30, 2019.

The explanatory notes of the management are an integral part of the financial statements.

COMPREHENSIVE INCOME STATEMENTS
(In Reais - BRL)

Period from January 21 to June 30, 2019
NET PROFIT FOR THE YEAR	-
-
Other comprehensive results to be reclassified for the result of the period in subsequent periods:	-
Comprehensive result for the period, net of tax effects	-
ATTRIBUTED TO	-
Company’s controlling shareholders	-
Non-controlling shareholders	-

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As described in Note 1, there were no transactions between the date of incorporation of the Company, from January 21 to June 30, 2019.

The explanatory notes of the management are an integral part of the financial statements.

STATEMENT OF CHANGE IN NET EQUITY
(In Reais - BRL)

	Attributable to the Company’s shareholders
	Capital Stock	Capital to be paid up	Accumulated Profits	Total
Incorporation of the company with initial capital on January 21, 2019	100	(90)	-	10
Paying up of capital on May 14, 2019		90	-	90
Total transactions with shareholders	100	-	-	100
Comprehensive income
Profit for the year	-	-	-	-
Total comprehensive income	-	-	-	-
Balance on June 30, 2019	100	-	-	100

As described in Note 1, there were no transactions between the date of incorporation of the Company, from January 21 to June 30, 2019.

The explanatory notes of the management are an integral part of the financial statements.

CASH FLOW STATEMENTS
(In Reais - BRL)

Period from January 21 to June 30, 2019

CASH FLOW OF OPERATING ACTIVITIES Profit for the year	-
NET CASH GENERATED BY OPERATING ACTIVITIES	-
CASH FLOW FROM INVESTMENT ACTIVITIES	-
CASH FLOW FROM FUNDING ACTIVITIES Full Payment of Capital	100
NET CASH GENERATED BY FINANCING ACTIVITIES	100
INCREASE IN CASH AND CASH EQUIVALENTS	100
Cash and cash equivalents in the beginning of the year	-

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Cash and cash equivalents at the end of the year	100
Increase in cash and cash equivalents	100

As described in Note 1, there were no transactions between the date of incorporation of the Company, from January 21 to June 30, 2019.

The explanatory notes of the management are an integral part of the financial statements.

ADDED VALUE STATEMENTS
(In Reais - BRL)

Period from January 21 to June 30, 2019
REVENUES
INPUTS ACQUIRED FROM THIRD PARTIES	-
GROSS ADDED VALUE	-
Depreciation and repayments	-
NET ADDED VALUE PRODUCED BY THE COMPANY	-
ADDED VALUE RECEIVED IN TRANSFER	-
TOTAL ADDED VALUE TO BE DISTRIBUTED	-
ADDED VALUE DISTRIBUTION
Salaries and charges
Taxes, fees and contributions
Interest and rents
Retained earnings
Dividends
Profit for the year	-
-

As described in Note 1, there were no transactions between the date of incorporation of the Company, from January 21 to June 30, 2019.

The explanatory notes of the management are an integral part of the financial statements.

EXPLANATORY NOTES OF THE MANAGEMENT TO THE FINANCIAL STATEMENTS ON JUNE 30, 2019

(In Reais, except when otherwise indicated)

1.	OPERATIONS

NATURA &CO HOLDING S.A. (“Natura &Co” or “Company”), formerly referred to as Natura Holding S.A., was organized on January 21, 2019 with the purpose of participating in other companies, either as partner or shareholder, in the country or abroad (“holding company”).

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The Company is currently held by the founders of Natura Cosméticos S.A. (“Natura”), a publicly-held joint-stock company, domiciled in São Paulo, listed in the special segment referred to as Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão, under code “NATU3” and, after several restructuring procedures that will occur within the scope of the acquisition of Avon Products, Inc. (“Avon”), the Company will become a holding company of Natura group and will hold 100% of Natura’s and Avon’s shares.

The Company has not had any transactions since the date of its incorporation, from January 21 to June 30, 2019. The corporate restructuring shall occur over 2019.

The issuance of such financial statements was authorized by the Board of Officers on July 26, 2019.

2.         SUMMARY OF THE MAIN ACCOUNTING PRACTICES

2.1       Declaration of compliance and preparation basis

The accounting practices adopted in Brazil comprise those included in the Brazilian corporate legislation and the technical statements and the technical guidelines and interpretations issued by the Accounting Statements Commission - CPC and approved by CVM. All relevant information specific to these financial statements, and only them, are being evidenced and correspond to those used by the Managers in the management of the Company.

The Management of the Company is liable for the preparation and fair presentation of the individual and consolidated financial statements according to the international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board - IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) implemented in Brazil through the Accounting Statements Commission (“CPC”) and its technical interpretations (“ICPC”) and guidelines (“OCPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”).

The relevant information specific to the financial statements, and only them, are being evidenced and correspond to those used by the managers in their management.

2.2       Operating currency and presentation currency

The items included in the financial statements are measured by using the currency of the main economic environment wherein the Company operates (“the operating currency”). The Company’s operating currency is the Real. The financial statements are presented in BRL, which is the Company’s presentation currency.

2.3       Financial instruments

All financial assets and liabilities are initially recognized when the Company becomes part of the contractual provisions of the instrument.

I.          Financial assets

10

Measurement

The Company classifies its financial assets under the following categories: measured at the fair value through result, cash and cash equivalents, available for sale and maintained up to the maturity date. Classification depends on the purpose for which the financial assets were acquired. The Management determines the classification of its financial assets in the initial recognition. On June 30, 2019, the only financial asset was classified as cash and cash equivalents.

2.4       Cash and cash equivalents

Cash and cash equivalents are maintained with the purpose of meeting the commitments with cash, banks and financial investments with original maturity shorter than 90 days as of the date of contractual engagement, which are subject to insignificant risk of change in their value, which will be recorded according to the cost values, plus any income obtained by the dates of the balance sheets, which do not exceed their market or realization value.

2.5       Capital stock

Common shares are classified in net equity. Additional costs directly attributable to the issuance of shares and share options are demonstrated in net equity as deduction of the obtained amount, net of taxes.

3.          FINANCIAL INSTRUMENTS

The estimate of fair value of the financial instruments shall be demonstrated below:

	June 30, 2019
	Book value	Fair value
Financial Assets
Cash and cash equivalents	100	100

4.          CASH AND CASH EQUIVALENTS

June 30, 2019
Cash and banks	100
100
Cash and cash equivalents are referred to in Reais.

5.          NET EQUITY

a)          Capital stock

On January 21, 2019, the Company’s shareholders subscribed 100 registered common shares, without par value. The shareholders paid up the amount of BRL 10 on January 21, 2019, and BRL 90 on May 14, 2019. On June 30, 2019, the Company’s capital stock totaled BRL 100. The total authorized capital is BRL 100.

b)          Distribution of dividends

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The Company’s shareholders are entitled to a minimum mandatory dividend of 30% calculated based on the adjusted net profit, in accordance with the accounting practices adopted in Brazil, and calculated in accordance with the Corporations Act.

6.          RELATED PARTIES

NATURA &CO HOLDING S.A. shall become a holding company which will hold the control of Natura Cosméticos, as well as of Avon Products, Inc. (“Avon”), if and when the Avon’s acquisition is consummated within the context of the transaction announced in the Natura Cosméticos’ Material Fact of May 22, 2019.

As of the date on which the merger of Natura’s shares by the Company is implemented, we will begin to consolidate Natura Cosméticos’ results into our financial statements.

Considering that the company’s formation occurred on January 21, 2019, there was no recognition of any compensations in 2019 to the members of the statutory office. The statutory officers are employees of Natura Cosméticos S.A.

The Company is currently undergoing organization and listing with CVM and B3, and consequently is using Natura’s administrative structure. Nevertheless, expenses due to registration fees and all the other general and administrative expenses shall also be carried out by Natura Cosméticos S.A. until it is fully organized.

7.          SUBSEQUENT EVENTS

On July 17, 2019, the company changed its corporate name to Natura &CO Holding S.A.

MANAGEMENT REPORT

1.          DESCRIPTION OF BUSINESS, PRODUCTS AND SERVICES

NATURA &CO HOLDING S.A. (the “Company”) was recently organized and, with the conclusion of the Corporate Restructuring described in item 6 below, shall become the holding company of Natura group, which shall hold the trademarks Natura, Avon, The Body Shop and Aesop, becoming the fourth largest exclusive beauty group in the world by uniting strongly committed companies with the generation of positive social impact and women empowerment.

In case the transaction is completed, the combination of Avon’s and the Company’s businesses creates a group of excellence in cosmetics, multibrand and multichannel, directly connected with consumers. Together, the companies will hold a leadership position in sales by relations, through the more of 6.3 million Sales Representatives and Consultants of Avon and Natura, a global geographic presence, with more than 3.2 thousand stores, in addition to increasing digital force. With Avon, the Company has the expectation of having an annual turnover greater than USD 10 billion[1], more than 40 thousand associates and presence in one hundred countries.

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Natura &Co expects that the combination of such businesses results in estimated synergies between USD 150 million and USD 250 million annually, some of which will be reinvested to increase even more their presence in digital channels and social media, research and development, brand expansion and geographic presence initiatives of the group[2].

2.          GENERAL ECONOMIC SCENARIO

The Company is focused on creating a leading global beauty group in the direct relationship with consumers.

If the transaction with Avon is completed, the Company shall preserve the autonomy of each business and trademark, while it will implement the current interdependent business model.

Perspective of four main business units, if the transaction with Avon is implemented:

•	Natura + Avon LatAm

•	Avon +Natura International

•	The Body Shop

•	Aesop

3.          HUMAN RESOURCES

The human resources policy seeks to give continuity to the cultural transformation process, which reflects the business strategy of searching for an effectively network performance: more cooperative, agile, less hierarchical and with more integration between the countries in which we operate.

Training programs also seek hierarchical reductions, favoring more prominence of associates.

4.          NEW PRODUCTS AND SERVICES

After the implementation of the Corporate Restructuring, the Company’s main activity shall be participation in companies that operate mainly in the industry of cosmetics, fragrances and personal hygiene, through the development, manufacturing, distribution and sale of their products. In addition to using the retail and e-commerce markets as sales channels for the products, the Company emphasizes the operation of the direct sales model carried out by the Consultants. The combined group will have presence in 100 countries, with 39.4% of it in Asia-Pacific, Europe, Middle East and Africa (APAC and EMEA), 31.7% in Brazil, 25.6% in Latin America (LatAm - excluding Brazil) and 3.3% in other countries.

5.          ENVIRONMENTAL MANAGEMENT

1 Based on historical financial statements of 2018 of Natura and Avon, disregarding the adjustments of accounting practices or consolidation. In compliance with the current practices, Natura’s gross revenue is defined as “billed revenue, net of returns before tax on sales”, and Avon’s gross revenue is defined as “net revenue after tax on sales, plus returns”. The values were converted into US dollars based on the average foreign exchange rate for 2018.

2 All pieces of information regarding synergies are goals and investors shall not understand them as projections.

13

In the environmental sphere, the Company is committed to matters such as climate change, social biodiversity, waste management, energy and water. The Company works to reduce impacts with prominence and innovation in all these axes.

The Company seeks to combine economic gains with socio-environmental gains. Strategic mitigation projects are currently structured in a transversal manner and have become formal activities at the Company, such as the Carbon Neutral Program [Programa Carbono Neutro], which prioritizes a reduction of direct and indirect carbon emissions in the entire productive chain, in addition to the compensation of 100% of non-prevented emissions with projects that have socio-environmental benefits.

The Company shall adopt policies on the mapping of the main risks, which contribute to the maintenance of the certificates based on the ISO 9001 standards, regarding the Quality Management System, and the ISO 14001 standards, regarding the Environmental Management System.

Some of the mappings are: Emissions of substances that destroy the ozone layers (SDO) and NOx, SOx and other significant atmospheric emissions, energy consumption inside and outside of the organization, total of water removal per source, water disposal (specified according to quality and destination) and water bodies per discharge and/or water drainage, operating units within and in the vicinities of protected areas or areas with a high biodiversity rate, species included in IUCN’s red list and in national lists of conservation with habitats located in areas affected by operations of the organization.

6.          CORPORATE RESTRUCTURING

The Company was recently organized and, with the completion of the Corporate Restructuring, it will become the holding company of the Natura group and will become the fourth largest cosmetics pure play group in the world, with trademarks Natura, Aesop, The Body Shop and Avon.

Natura informs its shareholders and the market in general that it has reached an agreement with Avon Products, Inc., a company existing under the laws of New York (“Avon)”, to acquire Avon in a transaction that involves exchange of shares (all-share merger), which will result in the combination of their businesses, operations and share bases of Natura and Avon (the “Transaction”). A new holding company for the group, Natura Holding S.A. (“Natura &Co” or “Natura Holding”), will be the holder of all shares of Natura and Avon, as a result of a corporate restructuring to be implemented in the context of the Transaction.

7.          INVESTMENTS

The companies that will be controlled by the Company after conducting the Corporate Restructuring shall operate in the cosmetics, fragrances and personal hygiene products sector all over the world, both in markets where they already operate and in other markets, and may consider possible acquisitions, partnerships or alliances at any time.

Controlled Companies and Affiliates

14

By June 30, 2019, the Company did not have any interest in subsidiaries, affiliates or jointly-controlled entities. After the Corporate Restructuring is conducted, the Company will control the Natura and Avon entities.

8.          DISTRIBUTION OF DIVIDENDS

The Bylaws in force during the Company’s financial year establishes that the result for the year, after the legal deductions and bylaws destinations, will have the destination that is determined by the General Meeting, once the Fiscal Council has been heard, if operational, with shareholders being entitled to receive as minimum mandatory dividend, at each financial year, 30% of the net profits, calculated in accordance with the provisions of the Corporations Act.

The calculation of the net profits and the allocations for reserves, as well as the values available for distribution, shall be made based on the financial statements prepared in accordance with the accounting practices adopted in Brazil.

The dividends shall be distributed on a yearly basis, in relation to each financial year ended, as declared by resolution of the Company’s General Meeting, held in the first four months of each year, subject to the legal forms and limits described above. The Company may prepare semiannual and/or quarterly balance sheets, and may, based on them, declare, by resolution of the Board of Directors, interim and periodical dividends or interest on net equity. Interim and periodical dividends and interest on net equity may be imputed to minimum mandatory dividends.

The Company did not distribute dividends or interest on net equity in the period from January 21 to June 30, 2019.

9.          INDEPENDENT AUDITORS

In compliance with CVM Ruling 381/03, we inform that the accounting statements of Natura and its controlled companies are audited by KPMG Auditores Independentes. Natura’s hiring policy for services not related to the independent audit seeks to assess the existence of conflict of interests. Therefore, the following aspects are assessed: the auditor must not (i) audit their own work; (ii) exercise managerial duties at their client’s; and (iii) promote their client’s interests.

The total compensation that will be paid to the Company’s independent auditors is fifty thousand Reais (BRL 130,000.00) for the services related to financial statements. These fees shall be paid by Natura Cosméticos S.A.

During the period from January 21 to June 30, 2019, no other services were provided to the Company in addition to those related to the auditing of the financial statements.

15

Exhibit IV-B to the Management Proposal

Natura Cosméticos S.A. Financial Statements at December 31, 2018 and June 30, 2019, accompanied by the audit reports and special review reports by KPMG Auditores Independentes, respectively

Copies of these documents are available to the shareholders at the principal place of business of the Company and at the websites of the Company’s investor relations and the Brazilian Securities Commission - CVM (www.cvm.gov.br).

At the Company’s investor relations website, please click at the following links:

Financial Statements at December 31, 2018, accompanied by the audit report: https://natu.infoinvest.com.br/enu/6878/DemonstraesFinanceirasConsolidadasIFRS.PDF

Financial Statements of June 30, 2019 and special review report : https://natu.infoinvest.com.br/enu/7164/DFsNaturaemingls2T19_intermediariasconsolidadas.pdf

Exhibit IV-C to the Management Proposal

Unaudited pro forma condensed financial statements of Merger Sub I and Avon for the balance sheet as of June 30, 2019 and the income statements for the six-month period ended on June 30, 2019, accompanied by a reasonable assurance statement of KPMG Independent Auditors

NECTARINE MERGER SUB I AND
AVON PRODUCTS, INC.

UNAUDITED PRO FORMA CONDENSED
FINANCIAL INFORMATION AS OF JUNE 30, 2019
AND FOR THE SIX-MONTH PERIOD ENDED JUNE
30, 2019, INCLUDING REPORT WITH
REASONABLE ASSURANCE FROM THE
INDEPENDENT AUDITORS

(FREE TRANSLATION)

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Free translation of Independent Auditors’ Report on
the compilation of pro forma financial information to
comply with CVM Instruction No. 565

To the Board Members and Directors of
Natura &Co Holding S.A.
São Paulo – SP

We have concluded our assurance work for the issuance of a report on the compilation of  consolidated pro forma financial information of Nectarine Merger Sub I, Inc., prepared  under responsibility of Natura &Co Holding S.A. (“the Company”) management. The pro  forma consolidated financial information includes the pro forma consolidated balance sheet  as of June 30, 2019, the pro forma statements of income for the six-month period ended  June 30, 2019, including the explanatory notes. The applicable criteria based on which the  Company’s management has compiled the pro forma consolidated financial information are  specified in CTG 06 - Presentation of Pro Forma Financial Information and summarized in  the explanatory notes that integrate the pro forma financial information.

The consolidated pro forma financial information has been compiled by management to  illustrate the impact of the incorporation of Nectarine Sub II, Inc. by Avon Products Inc.  presented in Note 1 on the consolidated balance sheet of the Company as of June 30, 2019  and on its consolidated statements of income for the six-month period ended June 30,  2019, as if the incorporation of Nectarine Sub II, Inc. by Avon Products Inc. had occurred on  January 1st, 2019. As part of this process, information on the financial position and the  operating performance of Nectarine Merger Sub I, Inc. were obtained by the Company’s  management from the interim consolidated financial information of Nectarine Merger Sub I,  Inc. for the period from May 15, 2019 to June 30, 2019. Such information was audited by  Grant Thornton Auditores Independentes, who issued an unqualified opinion dated October  9, 2019.

The information on Avon Products Inc.’s financial position and operating performance was  obtained by the Company’s management from the interim consolidated financial statements  for the six-month period ended June 30, 2019, presented in U.S. dollars, such information  was reviewed by PricewaterhouseCoopers LLP, who issued a review report dated on August 1, 2019.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma- membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

The financial information of Avon Products Inc. referred to above were translated to  Brazilian Reais to comply with requirements and specified conditions established by the  Securities and Exchange Commission of Brazil (“CVM”) through Instruction 480/2009, in  connection with the merger transaction as per CVM instruction 565/2015 and were subject  to a special review performed by PricewaterhouseCoopers Auditores Independentes, who  issued an unqualified special review report dated on October 10, 2019.

Responsibility of the Company’s management for the pro forma financial information  The Company’s management is responsible for compiling the pro forma consolidated  financial information based on CTG 06.

Our independence and quality control We comply with the independence and other ethical requirements of NBCs PG 100 and 200  and NBC PA 291, which are based on the principles of integrity, objectivity and professional  competence, and which also consider the confidentiality and behavior of professionals.

We adopt the international quality control standards provided for in NBC PA 01 and, thus,  maintain an appropriate quality control system that includes policies and procedures related  to compliance with ethics requirements, professional standards, legal requirements and  regulatory requirements.

Independent auditor’s responsibility Our responsibility is to express an opinion, as required by the Brazilian Securities and  Exchange Commission, on whether the pro forma consolidated financial information has  been compiled by the Company’s management in all material respects based on CTG 06–  Presentation of Pro Forma Financial Information.

We conduct our work in accordance with NBC TO 3420 - Assurance Work on the  Compilation of Pro Forma Financial Information Included in the Prospectus, issued by the  Brazilian Federal Accounting Council, equivalent to the International Standard issued by the  International Federation of Accountants (ISAE 3420). These standards require that auditors  comply with ethical requirements and that audit procedures be designed and performed to  obtain reasonable assurance that the Company’s management has, in all material respects,  compiled the pro forma consolidated financial information based on the CTG 06 - Presentation of Pro Forma Financial Information.

For the purposes of this work, we are not responsible for updating or reissuing any reports  or opinions on any historical financial information used in the compilation of pro forma  consolidated financial information. Furthermore, we have not performed, during this work,  any audit or review of financial statements and other historical financial information used in  the compilation of the pro forma financial information.

The purpose of the pro forma consolidated financial information is solely to illustrate the  impact of the relevant event or transaction on the entity’s historical financial information, as  if the event or transaction had occurred on the prior date selected for illustrative purposes.  Therefore, we have not provided any assurance that the actual result of the event or  transaction for the six-month period ended June 30, 2019 would have been as presented.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma- membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

A reasonable assurance work as to whether the pro forma consolidated financial  information has been compiled, in all material respects, based on applicable criteria,  involves performing procedures to assess whether the applicable criteria adopted by the  Company’s management in compiling the pro forma consolidated financial information offer  a reasonable basis for presenting the material effects directly attributable to the event or  transaction, and for obtaining sufficient appropriate evidence as to whether:

•	the corresponding pro forma adjustments provide an appropriate effect to these criteria; and

•	the pro forma financial information reflects the appropriate application of these adjustments to historical financial information.

The selected procedures depend on the independent auditor’s judgment, considering the  understanding of the Company, the nature of the event or transaction for which the pro  forma consolidated financial information was compiled, and other material circumstances of  the work. The work also involves assessing the overall presentation of the pro forma  consolidated financial information.

We believe the evidence obtained is sufficient and appropriate to support our opinion on the  compilation of the pro forma consolidated financial information.

Opinion In our opinion, the pro forma consolidated financial information has been compiled, in all  material respects, based on CTG 06 – Presentation of Pro Forma Financial Information.

São Paulo, October 11, 2019

KPMG Auditores Independentes CRC 2SP014428/O-6 Original report in Portuguese signed by Rogério Hernandez Garcia Accountant CRC 1SP213431/O-5

KPMG Auditores Independentes, uma sociedade simples brasileira e firma- membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Unaudited Pro Forma Condensed Statement of Balance Sheet as of June 30, 2019

			Pro Forma Adjustments
	Merger Sub I Historical (i)	Avon Adjusted (Note 2)	CPC/IFRS	Note 3	Total Pro Forma
			(in millions of reais)
Assets
Current Assets
Cash and cash equivalents	-	1,613	-		1,613
Trade receivables	-	1,275	-		1,275
Inventories	-	1,976	-		1,976
Other current assets	-	1,012	-		1,012
Held for sale assets	-	39	-		39
Total Current Assets	-	5,915	-		5,915
Non-current assets
Deferred income tax and social	-	798	-		798
Other non-current assets	-	1,665	-		1,665
Property, plant and equipment	-	1,994	-		1,994
Right-of-use assets	-	670	-		670
Goodwill	-	345	-		345
Total Non-Current Assets	-	5,472	-		5,472
Total Assets	-	11,387	-		11,387
Liabilities and Shareholders’ Equity
Current Liabilities
Borrowings, financing and debentures....	-	1,527	1,934	a)	3,461
Trade payables and reverse factoring	-	2,614	-		2,614
Payroll, profit sharing and social security charges	-	361	-		361
Tax liabilities	-	445	-		445
Income tax and social contribution	-	45	-		45
Other current liabilities	-	1,671	-		1,671
Current liabilities of discontinued	-	69	-		69
Current liabilities	-	6,732	1,934		8,666
Non-current Liabilities
Borrowings, financing and debentures....	-	4,587	-		4,587
Long term lease liability	-	555	-		555
Tax liabilities	-	540	-		540
Other current liabilities	-	707	-		707
Total non-current liabilities	-	6,389	-		6,389

2

			Pro Forma Adjustments
	Merger Sub I Historical (i)	Avon Adjusted (Note 2)	CPC/IFRS	Note 3	Total Pro Forma
			(in millions of reais)
Series C convertible preferred stock		1,934	(1,934)	a)	-
Shareholders’ Equity
Total shareholders’ equity	-	(3,668)	-		(3,668)
Total liabilities and shareholders’ equity	-	11,387	-		11,387

3

Unaudited Pro Forma Condensed Statement of Income
for the six months ended June 30, 2019

			Pro Forma Adjustments
	Merger Sub I Historical (i)	Avon Adjusted (Note 2)	Adjustments to CPC/IFRS	Note 3	Total Pro Forma
	(in millions of reais)
Sales revenues	-	9,055	-		9,055
Cost of products sold	-	(3,890)	-		(3,890)
Gross Profit	-	5,165	-		5,165
Operating (Expenses) Income
Selling, general and administrative expenses	-	(5,063)	22	b)	(5,041)
Other operating income (expenses), net	-	203	-		203
Operating Profit Before Financial Result	-	305	22		327
Financial income	-	12	-		12
Financial expenses	-	(253)	(79)	a) b)	(332)
Profit Before Income Tax and
Contribution	-	64	(57)		7

Income tax and social contribution	-	(179)	17		(162)
Net Income (Loss) for the Period from Continuing Operations	-	(115) (**)	(40)		(155)

Earnings per share - RS
Basic	-				R$ (0.15)
Diluted	-				R$ (0.15)

Weighted average shares used to calculate earnings per share
Basic	1,000				1,000

Diluted	1,000				1,000

4

MERGER SUB I AND AVON PRODUCTS INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANICAL INFORMATION

1.	DESCRIPTION OF THE TRANSACTION AND BASIS OF PREPARATION OF THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

a)	Description of the transaction

On May 22, 2019, an agreement and plan of mergers (“Agreement”) was entered into among Avon Products Inc (“Avon”), Natura Cosméticos S.A. (“Natura Cosméticos S.A.”), Natura Holding S.A., currently denominated as Natura &Co Holding S.A. (“Natura &Co Holding S.A.”), Nectarine Merger Sub I, Inc. (“Merger Sub I”), as of the date hereof, a wholly-owned direct subsidiary of Natura &Co Holding S.A. (“Company”), and Nectarine Merger Sub II, Inc. (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), as of the date hereof, a wholly-owned direct subsidiary of Merger Sub I. The Merger Subs are Delaware corporations newly formed as shell companies with the sole purpose of serving as vehicles for the two mergers required for the consummation of the Transaction described below. The Agreement provides for the business combination of Natura Cosméticos S.A. and Avon (“Transaction”).

First, there will be a capital increase in Natura &Co Holding S.A. through the contribution of shares corresponding to at least approximately 54.34% and up to approximately 57.3% of the total voting shares of Natura Cosméticos S.A., and an amount in cash to be used by Natura Cosméticos S.A. for the payment of the corporate income tax that may be assessed in respect to the share contribution. Following the contribution, all of the Natura Cosméticos S.A. shares not held by Natura &Co Holding S.A. will be merged into Natura &Co Holding S.A., and Natura Cosméticos S.A. will become a wholly-owned subsidiary of Natura &Co Holding S.A.

After all the conditions for the conclusion of the Transaction are met, Merger Sub II will merge with and into Avon, with Avon surviving the merger and becoming a subsidiary of Merger Sub I. Subsequently, Merger Sub I will merge with and into Natura &Co Holding S.A., with Natura &Co Holding S.A. surviving the merger (“Restructuring”). As a result of these mergers, Avon will become a wholly owned direct subsidiary of Natura &Co Holding S.A., and the former Avon shareholders will become shareholders of Natura &Co Holding S.A.

Therefore, when the Transaction is consummated, Natura Cosméticos S.A. and Avon will become wholly owned direct subsidiaries of Natura &Co Holding S.A. Based on the exchange ratio of 0.600 Natura &Co Holding S.A. shares for each Avon share, former Natura Cosméticos S.A. shareholders will hold approximately 76% of the combined company, while former Avon shareholders will hold approximately 24%.

After the closing of the Transaction, Natura &Co Holding S.A. shares will be listed on B3, and Natura &Co
Holding S.A. American Depositary Receipts (“ADRs”) will be listed on NYSE. Avon shareholders will have the option to receive ADRs traded on the NYSE or shares listed on B3.

5

b)	Basis for preparation of the unaudited pro forma condensed financial information:

Once the merger of Merger Sub II and Avon is complete, with Avon surviving the merger, Avon will become a subsidiary of Merger Sub I. Subsequently, Merger Sub I will be merged with and into Natura &Co Holding S.A. Considering this Restructuring a critical step within the context of the Transaction, the unaudited pro forma condensed financial information between Merger Sub I and Avon has been presented separately from the Transaction, in order to separately demonstrate the pro forma effects in respect to this step.

The unaudited pro forma condensed financial information was prepared and presented in accordance with the Orientação Técnica OCPC 06 – “Apresentação de Informações Financeiras Pro Forma” as issued by the Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the CVM. The unaudited pro forma condensed balance sheet as of June 30, 2019 is based on the individual historical consolidated balance sheet of Merger Sub I and Avon, and gives effect on a pro forma basis to the Restructuring as if it had been consummated on June 30, 2019. The unaudited pro forma condensed statements of income for the six months ended June 30, 2019 is based on the individual historical consolidated statements of income of Merger Sub I and Avon, giving effect to the Restructuring as if it had occurred on January 1, 2019.

The unaudited pro forma condensed financial information presented is based on:

•	Historical interim consolidated financial statements of Merger Sub I as of and for the period between May 15, 2019 and June 30, 2019, i.e., from the date of Merger Sub I’s incorporation until June 30, 2019, prepared in accordance with CPC 21 – Demonstração Intermediária as issued by the CPC and with the international accounting norm IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and audited by Grant Thornton Auditores Independentes; and

•	Historical interim consolidated financial statements of Avon as of and for the six months ended June 30, 2019, prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and presented in millions of dollars (“U.S.$”). These financial statatements, were prepared in U.S.$ and reviewed by PricewaterhouseCoopers LLP; which serve as basis for the preparation of the financial information, were translated to portuguese and translated into reais (R$), which is a functional and presentation currency of Natura & Co and were subject to special review by PricewaterhouseCoopers Auditores Independentes.

Merger Sub I is a holding company incorporated on May 15, 2019 and a wholly owned subsidiary of Natura &Co Holding S.A., acting as a vehicle for the events that must take place in order to complete the Transaction. Since there was no transfer of control or consideration transferred during the Restructuring, the unaudited pro forma condensed financial information is being presented on a historical cost basis in order to reflect the Restructuring.

The unaudited pro forma condensed financial information has been prepared and presented for informational purposes only, and is not indicative of future consolidated financial statements and should not be interpreted as the effective consolidated results of operations or consolidated financial position, should Merger Sub I and Avon operate as a single entity during the period in question. Furthermore, the unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that Merger Sub I may achieve as a result of the Restructuring.

Natura Cosméticos S.A. and Avon have not yet finalized formal plans regarding how both companies will combine their operations. Therefore, additional liabilities may be incurred in connection with the Transaction and any ultimate corporate restructuring. These additional liabilities and costs have not been included herein because information necessary to reasonably estimate such costs and to formulate detailed restructuring plans is not available. These costs will be expensed as incurred in future periods.

The unaudited pro forma condensed financial information presented should be read in conjunction with the historical financial statements of the entities involved.

6

2.	HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF AVON

The historical consolidated financial information of Avon has been prepared under U.S. GAAP and presented in U.S.$. The amounts reported under the column “Avon U.S. GAAP (U.S.$ in millions)” are derived from Avon’s historical consolidated financial statements, and have been translated into reais, which is the functional and presentation currency of Natura Cosméticos S.A., using the exchange rates described below, under column “Avon adjusted U.S. GAAP (in millions of R$)”.

•	Balance sheet items derived from the historical reviewed interim consolidated financial statements of Avon as of June 30, 2019, have been translated to reais using the exchange rate as of June 30, 2019 of R$3.832 per U.S.$1.00.

•	Items from the statement of income derived from the historical reviewed interim consolidated financial statements of Avon for the six months ended June 30, 2019, have been translated to reais using the average exchange rate of R$3.834 per U.S.$1.00.

In addition, Avon’s accounts have been reclassified to Merger Sub I’s accounts, as described in the table below.

Unaudited Adjusted Avon Balance Sheet
As of June 30, 2019

	Avon U.S. GAAP Historical (in millions of U.S.$)	Avon U.S. GAAP Adjusted (in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Balance Sheet Accounts
Assets
Current Assets
Cash and cash equivalents	421	1,613	Cash and cash equivalents
Accounts receivable	333	1,275	Trade receivables
Inventories	516	1,976	Inventories
Prepaid expenses and other	264	1,012	Other current assets
Held for sale assets	10	39	Held for sale assets
Total current assets	1,544	5,915

Non-Current Assets
Property, plant and equipment, at cost	1,178	4,514
(-) accumulated depreciation	(658)	(2,520)
Property, plant and equipment, net	520	1,994	Property, plant and equipment
Right-of-use assets	175	670	Right of use assets
Goodwill	90	345	Goodwill
Deferred tax assets	208	798	Deferred income tax and social contribution
Other assets	434	1,665	Other non-current assets
Total non-current assets	1,428	5,472
Total Assets	2,971	11,387

Liabilities and Shareholders’ Deficit
Current liabilities
Debt maturing within one year	399	1,527	Borrowings, financing and debentures
Accounts payable	682	2,614	Trade payables and forfeit operations
Accrued compensation	94	361	Payroll, profit sharing and social security charges
Other accrued liabilities	436	1,671	Other current liabilities
Sales and taxes other than income	116	445	Tax liabilities
Income taxes	12	45	Income tax and social contribution
Held for sale liabilities	-	-	Held for sale liabilities
Current liabilities of discontinued operations	18	69	Current liabilities of discontinued operations

Total current liabilities	1,757	6,732

Non-current liabilities
Long-term debt	1,197	4,587	Borrowings, financing and debentures (LP)
Long-term operating lease liability	145	555	Long term lease liability
Employee benefit plans	130	497	Other non-current liabilities
Long-term sales taxes and taxes other than income	-	-	Tax liabilities (LP)
Long-term income taxes	141	540	Tax liabilities (LP)

7

	Avon U.S. GAAP Historical (in millions of U.S.$)	Avon U.S. GAAP Adjusted (in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Balance Sheet Accounts
Other liabilities	55	210	Other non-current liabilities
Total non-current assets	1,667	6,389
Total Liabilities	3,424	13,121
Series C convertible preferred stock	505	1,934
Shareholders’ Deficit

Common stock, par value $0.25 - authorized 1,500 shares; issued 76	191	731	Capital stock
Additional paid-in capital	2,308	8,843	Capital stock
Retained earnings	2,170	8,314	Retained earnings
Accumulated other comprehensive loss	(1,029)	(3,943)	Other comprehensive income
Treasury stock	(4,603)	(17,641)	Treasury shares
Total Avon shareholders’ deficit	(965)	(3,696)
Non-controlling interests	7	28	Noncontrolling interests
Total shareholders’ deficit	(957)	(3,668)
Total liabilities, series C convertible preferred stock and shares	2,971	11,387

8

Unaudited Adjusted Avon Statement of Income
For the Six Months Ended June 30, 2019

	Avon U.S. GAAP Historical (in millions of U.S.$)	Avon U.S. GAAP Adjusted (in millions of R$)	Reclassification to Natura Cosméticos S.A.’s Statement of Income
Net sales	2,225	8,531	Net Revenue
Other revenue	137	524	Net Revenue
Total revenue	2,362	9,055
Costs, expenses and other:
Cost of sales	(1,015)	(3,890)	Cost of products sold
Selling, general and administrative expenses	(1,321)	(5,063)	Selling, general and administrative expense
Operating profit	27	102
Interest expense	(64)	(245)	Financial expenses
Loss on extinguishment of debt	(2)	(8)	Financial expenses
Interest income	3	12	Financial income
Other expense, net	29	113	Other operating income (expenses), net
Gain on sale of business / assets	24	90	Other operating income (expenses), net
Total other expenses	(10)	(38)	Income tax and social contribution
Income before income taxes	17	64
Income taxes	(47)	(179)
Net loss from continued operations	(30)	(115)	Non-controlling interests
Loss from discontinued operations, net of tax	(23)	(87)	Controlling shareholders
Net loss	(53)	(202)

9

3.	CPC/IFRS PRO FORMA ADJUSTMENTS

a.	Avon’s Preferred Shares

Represents the reclassification of Avon Preferred Shares, which were classified as Mezzanine under U.S. GAAP and as a liability under CPC/IFRS, since there is no Mezzanine classification for financial instruments under CPC/IFRS. Based on the terms of the Avon Preferred Shares, upon a change of control, the holders of such shares are entitled to exercise a put option and Avon would be required to repurchase the shares in cash. Because Avon’s change of control is not an event within Avon’s control, these shares have been classified as a liability under CPC/IFRS.

Holders of Avon Preferred Shares are entitled to a cumulative preferred dividend that accrues daily at a rate of 1.25% per quarter (net of any dividends on Avon Common Shares and subject to increase up to a maximum rate of 5.00% per quarter if Avon breaches certain obligations). For the six months ended June 30, 2019, the unpaid preferred dividends amounted to $78.0 million. In addition, holders of Avon Preferred Shares are also entitled to participate on an as-converted basis in any dividends paid to the holders of Avon Common Shares. During the years ended December 31, 2018 and 2017, no such dividends were declared. The dividends provisioned on Avon’s Preferred Shares have been reclassified from equity to financial expense in an amount of R$48 million (U.S.$ 12.6 million) for the six months ended June 30, 2019.

b.	Leases

Represents the adjustment to conform Avon’s lease accounting under U.S. GAAP to CPC/IFRS, since CPC/IFRS does not provide a classification for “operating leases” from the lessee perspective as opposed to U.S. GAAP. Under U.S. GAAP, operating lease expenses are recognized on a straight-line basis as a single line item in the income statement. Under CPC/IFRS, interest expense is accreted to the lease liability and the right of use asset is amortized on a straight-line basis, resulting a lease expense that is higher at the commencement of the lease and decreases through time. This resulted in the following adjustment:

Selling, general and administrative expenses:	in millions of R$
Reversal of operating lease expense recorded under U.S.GAAP	127
Recognition of amortization expense on right-of-use assets under CPC/IFRS	(105)
22
Financial expenses
Recognition of interest expense under CPC/IFRS	31

Other adjustments to conform Avon’s accounts under U.S. GAAP to CPC/IFRS are considered immaterial for purposes of the unaudited pro forma condensed financial information.

4.	SIGNIFICANT NONRECURRING ITEMS INCLUDED IN THE HISTORICAL FINANCIAL STATEMENTS

Avon

Avon’s historical consolidated income statement for the six months ended June 30, 2019, include the nonrecurring items listed below. These nonrecurring items are not directly related to the Transaction, and as such, have not been adjusted for the unaudited pro forma condensed financial information.

10

	For the six-month period ended June 30, 2019
	in millions of R$ (*)	in millions of U.S.$
Costs to implement restructuring initiatives (1)	(379)	(99)
Impairment loss on assets and other expenses (2)	(65)	(17)
Total	(444)	(116)

(*) Items have been translated to reais using the exchange rate of R$3.832 per U.S.$1.00

(1)	The costs to implement restructuring initiatives also included approximately R$65 million (U.S.$17 million) recorded in income taxes.

(2)	Avon recognized approximately U.S.$13 million in other expenses, primarily related to professional fees incurred in relation to the Transaction, and other impairment losses on assets.

5.	Intercompany transactions

There are no transactions between Merger Sub I and Avon to be eliminated in the unaudited pro forma condensed financial information.

11

Exhibit IV-D to the Management Proposal

Merger Sub I’s Financial Statements on June 30, 2019, accompanied by an audit report by Grant Thornton Auditores Independentes

Nectarine Merger SUB I,
INC.

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Individual and consolidated financial statements and independent auditor’s report

As of June 30, 2019

Contents

Page

Independent auditor’s report	3
Individual and consolidated financial statements	6
Notes to the individual and consolidated financial statements for the period from May 15 to June 30, 2019	10

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report

Grant Thornton Auditores Independentes Av. Eng. Luís Carlos Berrini, 105 12~~°~~ andar Itaim Bibi, São Paulo (SP) Brasil T +55 11 3886-5100

To the Board of Directors and Management of
Nectarine Merger SUB I, INC.
Delaware

Opinion

We have audited the accompanying individual and consolidated financial statements of Nectarine Merger SUB I, INC. (“Company”), identified as Parent and consolidated, respectively, which comprise the balance sheet as of June 30, 2019, and the statement of changes in equity and statement of cash flows for the period from May 15 to June 30, 2019, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Nectarine Merger SUB I, INC. as of June 30, 2019, the individual and consolidated cash flows for the period from May 15 to June 30, 2019, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiary in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matters

Income statements and statement of comprehensive income for the period from May 15 to June 30, 2019

As discussed in Notes 1 and 2, the Company and its subsidiary are entities organized for a specific purpose (“shell companies”) and do not record profit or loss or other comprehensive income that should be disclosed. Consequently, the income statement and the statement of comprehensive income for the period from May 15 to June 30, 2019 are not presented. Our opinion is not qualified regarding this matter.

3

Financial statements for purposes of comparison

As discussed in Note 2, the Company and its subsidiary were organized on May 15, 2009. Therefore, individual and consolidated financial statements for purposes of comparison are not presented. Our opinion is not qualified regarding this matter.

Purpose of the individual and consolidated financial statements

As discussed in Note 1, the Company and its subsidiary Nectarine Merger Sub II, Inc. (“Merger Sub II”) were created to make it feasible the completion of the transaction between Natura Cosméticos S.A. and Avon Product, Inc. (“Avon”), as part of the corporate restructuring process started in 2019 by Natura Cosméticos S.A., whereby Avon will be merged through an exchange of shares between Avon and Natura Cosméticos S.A., which will result in the combinaton of the businesses. Considering that Natura Cosméticos S.A. is a Brazilian publicly held corporation, the Company’s individual and consolidated financial statements have been prepared and are presented for the specific purpose of meeting the standards issued by the Brazilian Securities and Exchange Comission, specifically CVM Instruction No. 565/2015. Therefore, the Company’s individual and consolidated financial statements as of June 30, 2019 are intended solely for this purpose. Our opinion is not qualified regarding this matter.

Responsibility of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with the Company’s and its subsidiaries’ governance are those responsible for overseeing the financial reporting process in preparing the individual and consolidated financial statements.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition, we:

•	Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;

4

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•	Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

São Paulo, October 09, 2019

Edinilson Attizani

Grant Thornton Auditores Independentes

5

Nectarine Merger SUB I, INC

Balance Sheet as of June 30, 2019

(In reais - R$)

ASSETS

	Company	Consolidated
	06/30/2019	06/30/2019
Current
Cash and cash equivalents (note no. 3)	-	4

Non-current
Investments (note no. 4)	4	-

Total assets	4	4

The notes are an integral part of the individual and consolidated interim financial statements.

6

Nectarine Merger SUB I, INC

Balance Sheet as of June 30, 2019

(In reais – R$)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Company	Consolidated
	06/30/2019	06/30/2019
Shareholders’ equity (note no. 5)
Capital stock	4	4
Total liabilities and shareholders’ equity	4	4

Total liabilities and shareholders’ equity	4	4

The notes are an integral part of the individual and consolidated interim financial statements.

7

Nectarine Merger SUB I, INC

Statement of changes in shareholders’ equity

(In reais – R$)

	Capital Stock	Total
Initial paid in capital on May 15, 2019	4	4

Total transactions with shareholders	4	4

Balances at June 30, 2019	4	4

The notes are an integral part of the individual and consolidated interim financial statements.

8

Nectarine Merger SUB I, INC

Statement of cash flows

(In reais – R$)

	Company	Consolidated
	05/15/2019 to 06/30/2019	05/15/2019 to 06/30/2019
Cash flow from investing activities
Capital increase in controlled Company	(4)	-
Net cash provided by investing activities	(4)	-
Cash flow from financing activities
Capital increase	4	4

Net cash used in financing activities	4	4

Increase in cash and cash equivalents	-	4
Opening balance of cash and cash equivalents	-	-
Closing balance of cash and cash equivalents	-	4

Increase in cash and cash equivalents	-	4

The notes are an integral part of the individual and consolidated interim financial statements.

9

Notes to the interim financial
statements for period
ended June 30, 2019
(In reais, unless otherwise stated)

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

1.	Operations

Nectarine Merger Sub I, Inc. (“Merger Sub I” or “Company”), is a non-operating shell company and direct wholly owned subsidiary of Natura &Co Holding S.A. (“Natura & Co Holding S.A.”), was recently incorporated in Delaware on May 15, 2019 in accordance with the laws of the State of Delaware, United States, headquartered at Orange Street 1209 (Corporation Trust Center), Wilmington City, New Castle County, Delaware, with the sole purpose of enabling the consummation of the Transaction between
Natura Cosméticos S.A. (“Natura Cosméticos S.A.”) and Avon Product, Inc. (“Avon”) , as disclosed to the market by Material Fact on May 22, 2019.

The Company and its subsidiary, Nectarine Merger Sub II, Inc. (“Merger Sub II”), were created as part of the corporate restructuring started in 2019 by Natura Cosméticos S.A., a publicly traded corporation headquartered in São Paulo, Brazil, registered in special trading segment called “Novo Mercado” in the B3 S.A. - Brasil, Bolsa, Balcão, under the ticker “NATU3”, with the purpose of enabling the incorporation of Avon through an exchange of shares between Avon and Natura Cosméticos S.A., resulting in the business combination of Natura &Co and Avon (“Transaction”). After all the conditions for finalizing the Transaction are met, Merger Sub II will merge with and into Avon, with Avon surviving the merger.Subsequently, Merger Sub I will merge with and into Natura &Co Holding S.A., with Natura &Co Holding S.A. surviving the merger. As a result of these incorporations, Avon will become a wholly owned direct subsidiary of Natura &Co Holding S.A., and the Avon shareholders will become shareholders of Natura &Co Holding S.A. (“Restructuring”).

The Company’s individual and consolidated financial statements as of June 30, 2019 have been prepared and are being presented for the specific purpose of complying by the Comissão de Valores Mobiliários (“CVM”), specifically Instruction CVM 565 of 2015, taking into consideration the following: Transaction mentioned in the previous paragraph and, consequently, are intended solely for this purpose.

The issuance of these individual and consolidated financial statements was authorized by the Board of Executive Officers on October 9, 2019.

10

2.	Summary of significant accounting practices

2.1.	Statement of compliance and basis of preparation

The accounting practices adopted in Brasil encompass those defined in Brazilian corporate legislation and in accounting standards, guidance, and interpretations issued by the Comitê de Pronunciamentos Contábeis - CPC and approved by the Comissão de Valores Mobiliários - CVM.

Management is responsible for the ensuring that the preparation and adequate presentation of the individual and consolidated financial statements are in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board - IASB and with the interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) established in Brasil by the Comitê de Pronunciamentos Contábeis (“CPC”) and its technical interpretations (“ICPC”) and orientations (“OCPC”), approved by the Comissão de Valores Mobiliários (“CVM”).

The Company has no operations and transactions of any kind in the period from May 15, 2019 to June 30, 2019 and, therefore, has no results for the period. Accordingly, the statements of income and comprehensive income are not being presented.

The Company and its subsidiary were incorporated on May 15, 2019. Accordingly, the individual and consolidated financial statements for prior periods are not presented for comparative purposes.

2.2.	Consolidation

A Company controls an entity when it is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists. The Company holds interest in only one subsidiary, the Merger Sub II.

The investments in subsidiaries are accounted for using the equity method. The financial statements of the subsidiaries are prepared using the same reporting date as that of the Company.

Merger Sub II is a non-operating shell company recently incorporated in Delaware with the sole purpose of serving as a vehicle for the mergers necessary for the consummation of the Transaction for the sole purpose of serving as a vehicle for the incorporations necessary for the consummation of the Transaction, as described previously in Note 1. Accordingly, there are no balances that can be eliminated in the consolidated financial statements, except for the investment itself.

2.3.	Functional and presentation currency

The items included in the individual and consolidated financial statements are measured using the currency of the main economic environment under which the Company operates (“functional currency”). The functional currency of the Company is the U.S. dollar (US$).

For presentation purposes, the individual and consolidated financial statements are presented in reais (R$), which the Company considers to be the presentation currency of its subsidiary, considering the specific purpose described in Note no. 1.

The main foreign exchange rates used by the Company to translate its operations are:

Rate as of June 30, 2019		Average rate for the period from May 15 to June 30, 2019
Reais (“R$”)	3.8322	3.9272

2.4.	Cash and cash equivalents

Cash and cash equivalents corresponds to the value of cash, which is subject to an insignificant risk of change in its value.

11

2.5.	Capital stock

Common shares are classified in equity. Any additional costs directly attributable to the issuance of shares and stock options are recognized in equity as a deduction from the proceeds, net of taxes.

3.	Cash and cash equivalents

	Company	Consolidated
	06/30/2019	06/30/2019

Cash and cash equivalents	-	4
	-	4

4.	Investments

Consolidated
06/30/2019

Investments in subsidiaries	4
4

Refers to 100% (one hundred percent) interest in Merger Sub II’s share capital. There were no movements between the date of incorporation of the subsidiary, from May 15, 2019, until June 30, 2019.

5.	Shareholders’ equity

Issued capital

On May 15, 2019, the shareholders of the Company subscribed 1,000 common shares with a par value of US$0.01. The shareholders paid in the amount of US$1 on May 15, 2019 and the remainder will be paid on a future date. On June 30, 2019, the capital stock of the Company totaled US$1, corresponding to R$ 4. The Company is authorized to increase its capital up to a limit of US$10.

6.	Related party transactions

Merger Sub I and Merger Sub II were created with the sole purpose of enabling and facilitating the corporate restructuring of both Natura &Co Holding S.A. and Avon, in such a way that Avon becomes a wholly owned subsidiary of Natura &Co Holding S.A., if and when Avon’s acquisition is consummated in the contact of the Transaction disclosed in the Material Fact of Natura Cosméticos S.A. on May 22, 2019, as described in Note 1.

Since the Company was constituted, on May 15, 2019 until the period ended June 30, 2019, no compensation for the members of the Board was recognized in 2019.

7.	Related party transactions

For the period ended June 30, 2019, the Company and its subsidiary have no tax, labor or civil lawsuits and administrative proceedings.

8.	Events after the reporting period

Between June 30, 2019, and the date of disclosure of the financial statements, there were no events that could significantly change the Company’s equity, economic and financial situation.

* * *

12

Exhibit IV-E to the Management Proposal

Avon Products, Inc.’s Financial Statements on December 31, 2018 and June 30, 2019, accompanied by the audit report and review report, respectively, by PricewaterhouseCoopers LLP

AVON PRODUCTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)
Years ended December 31	2018	2017	2016
Net sales	$5,247.7	$5,565.1	$5,578.8
Other revenue	323.6	150.5	138.9
Total revenue	5,571.3	5,715.6	5,717.7
Costs, expenses and other:
Cost of sales	2,364.0	2,203.3	2,257.0
Selling, general and administrative expenses	2,972.1	3,231.0	3,136.9
Operating profit	235.2	281.3	323.8
Interest expense	134.6	140.8	136.6
Loss (gain) on extinguishment of debt	0.7	—	(1.1)
Interest income	(15.3)	(14.8)	(15.8)
Other expense, net	7.1	34.6	172.9
Total other expenses	127.1	160.6	292.6
Income from continuing operations, before taxes	108.1	120.7	31.2
Income taxes	(129.9)	(100.7)	(124.6)
(Loss) income from continuing operations, net of tax	(21.8)	20.0	(93.4)
Loss from discontinued operations, net of tax	—	—	(14.0)
Net (loss) income	(21.8)	20.0	(107.4)
Net loss (income) attributable to noncontrolling interests	2.3	2.0	(0.2)
Net (loss) income attributable to Avon	$(19.5)	$22.0	$(107.6)
Loss per share:
Basic from continuing operations	$(0.10)	$0.00	$(0.25)
Basic from discontinued operations	—	—	(0.03)
Basic attributable to Avon	(0.10)	0.00	(0.29)
Diluted from continuing operations	$(0.10)	$0.00	$(0.25)
Diluted from discontinued operations	—	—	(0.03)
Diluted attributable to Avon	(0.10)	0.00	(0.29)
Weighted-average shares outstanding:
Basic	441.9	439.7	437.0
Diluted	441.9	439.7	437.0

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)
Years ended December 31	2018	2017	2016
Net (loss) income	$(21.8)	$20.0	$(107.4)
Other comprehensive income (loss):
Foreign currency translation adjustments	(48.7)	19.8	17.0
Unrealized (losses) gains on revaluation of long-term intercompany balances, net of taxes of $0.0, $0.0 and $0.0	(58.1)	62.2	21.6
Change in derivative gains on cash flow hedges, net of taxes of $0.0, $0.0 and $2.7	0.5	—	1.3
Amortization of net actuarial loss and prior service cost, net of taxes of $0.6, $0.8 and $10.9	10.5	15.6	287.3
Adjustments of net actuarial loss and prior service cost, net of taxes of $(1.1), $2.1 and $7.1	(8.6)	8.9	3.1
Other comprehensive income related to New Avon investment, net of taxes of $0.0, $0.0 and $0.0	—	1.2	2.2
Total other comprehensive (loss) income, net of taxes	(104.4)	107.7	332.5
Comprehensive (loss) income	(126.2)	127.7	225.1
Less: comprehensive loss attributable to noncontrolling interests	(2.6)	(1.5)	(2.1)
Comprehensive (loss) income attributable to Avon	$(123.6)	$129.2	$227.2

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)
December 31	2018	2017
Assets
Current Assets
Cash, including cash equivalents of $36.2 and $116.7	$532.7	$881.5
Accounts receivable (less allowances of $93.0 and $138.6)	349.7	457.2
Inventories	542.0	598.2
Prepaid expenses and other	272.0	296.4
Held for sale assets	65.6	—
Total current assets	1,762.0	2,233.3
Property, plant and equipment, at cost
Land	22.6	31.3
Buildings and improvements	502.9	646.0
Equipment	682.3	804.6
	1,207.8	1,481.9
Less accumulated depreciation	(650.2)	(779.2)
Property, plant and equipment, net	557.6	702.7
Goodwill	87.4	95.7
Other assets	603.0	666.2
Total assets	$3,010.0	$3,697.9
Liabilities and Shareholders’ Deficit
Current Liabilities
Debt maturing within one year	$12.0	$25.7
Accounts payable	816.5	832.2
Accrued compensation	85.5	130.3
Other accrued liabilities	451.3	405.6
Sales and taxes other than income	103.9	153.0
Income taxes	15.9	12.8
Held for sale liabilities	11.4	—
Total current liabilities	1,496.5	1,559.6
Long-term debt	1,581.6	1,872.2
Employee benefit plans	128.3	150.6
Long-term sales taxes and taxes other than income	—	193.1
Long-term income taxes	136.2	84.9
Other liabilities	72.1	84.4
Total liabilities	3,414.7	3,944.8
Commitments and contingencies (Notes 16 and 19)
Series C convertible preferred stock	492.1	467.8
Shareholders’ Deficit
Common stock, par value $.25 - authorized 1,500 shares; issued 761.8 and 758.7 shares	190.3	189.7
Additional paid-in capital	2,303.6	2,291.2
Retained earnings	2,234.3	2,320.3
Accumulated other comprehensive loss	(1,030.4)	(926.2)
Treasury stock, at cost (319.4 and 318.4 shares)	(4,602.3)	(4,600.0)
Total Avon shareholders’ deficit	(904.5)	(725.0)
Noncontrolling interests	7.7	10.3
Total shareholders’ deficit	(896.8)	(714.7)
Total liabilities, series C convertible preferred stock and shareholders’ deficit	$3,010.0	$3,697.9

`

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)
Years ended December 31	2018	2017	2016
Cash Flows from Operating Activities
Net (loss) income	$(21.8)	$20.0	$(107.4)
Loss from discontinued operations, net of tax	—	—	14.0
(Loss) income from continuing operations, net of tax	(21.8)	20.0	(93.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	81.1	84.3	83.3
Amortization	26.6	29.7	30.6
Provision for doubtful accounts	162.4	221.9	190.5
Provision for obsolescence	113.5	36.7	36.5
Share-based compensation	13.8	24.2	24.0
Foreign exchange losses	21.2	18.1	6.1
Deferred income taxes	(49.0)	(30.2)	(8.5)
Charge for Argentinian monetary assets and liabilities	(6.3)	—	—
Brazil IPI release	(194.7)	—	—
Loss on deconsolidation of Venezuela	—	—	120.5
Other	18.5	39.6	(3.3)
Changes in assets and liabilities:
Accounts receivable	(102.8)	(214.6)	(216.6)
Inventories	(99.6)	(19.2)	(28.6)
Prepaid expenses and other	(49.3)	14.8	16.8
Accounts payable and accrued liabilities	73.1	12.3	(17.6)
Income and other taxes	63.2	4.1	(4.7)
Noncurrent assets and liabilities	42.8	29.5	(7.6)
Net cash provided by operating activities of continuing operations	92.7	271.2	128.0
Cash Flows from Investing Activities
Capital expenditures	(94.9)	(97.3)	(93.0)
Disposal of assets	4.8	5.9	13.3
Distribution from New Avon LLC	—	22.0	—
Reduction of cash due to Venezuela deconsolidation	—	—	(4.5)
Other investing activities	(3.3)	(.2)	1.5
Net cash used by investing activities of continuing operations	(93.4)	(69.6)	(82.7)
Cash Flows from Financing Activities
Debt, net (maturities of three months or less)	(10.7)	10.3	(36.4)
Proceeds from debt	—	—	508.7
Repayment of debt	(289.1)	(2.9)	(733.0)
Repurchase of common stock	(3.2)	(7.2)	(5.6)
Net proceeds from the sale of series C convertible preferred stock	—	—	426.3
Other financing activities	(3.9)	(.2)	(23.0)
Net cash (used) provided by financing activities of continuing operations	(306.9)	—	137.0
Cash Flows from Discontinued Operations
Net cash (used) provided by operating activities of discontinued operations	—	(8.6)	(67.6)
Net cash used by investing activities of discontinued operations	—	—	(94.6)
Net cash (used) provided by discontinued operations	—	(8.6)	(162.2)
Effect of exchange rate changes on cash and cash equivalents	(37.5)	34.1	(50.4)
Net (decrease) increase in cash and cash equivalents	(345.1)	227.1	(30.3)
Cash and cash equivalents at beginning of year(1)	881.5	654.4	684.7
Cash and cash equivalents at end of year(2)	$536.4	$881.5	$654.4
Cash paid for:
Interest	$139.0	$141.7	$142.8
Income taxes, net of refunds received	$87.4	$132.2	$143.3

F-5

(1)	Includes cash and cash equivalents of discontinued operations of $(2.2) at the beginning of the year in 2016

(2)	Includes cash and cash equivalents of $3.7 classified as Held for sale assets in our Consolidated Balance Sheets at the end of the year in 2018

The accompanying notes are an integral part of these statements.

F-6

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(In millions, except per	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Noncontrolling
share data)	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Shares	Amount	Interests	Total
Balances at December 31, 2015	751.4	$187.9	$2,254.0	$2,448.1	$(1,366.2)	315.9	$(4,594.1)	$13.9	$(1,056.4)
Net (loss) income	—	—	—	(107.6)	—	—	—	0.2	(107.4)
Other comprehensive income (loss)	—	—	—	—	333.0	—		(0.5)	332.5
Dividends accrued - Series C convertible preferred stock	—	—	—	(18.3)	—	—	—	—	(18.3)
Exercise/ vesting/ expense of share-based compensation	3.5	0.9	22.3	—	—	—	—	—	23.2
Repurchase of common stock	—	—	—	—	—	1.4	(5.6)	—	(5.6)
Purchases and sales of noncontrolling interests, net of dividends paid of $1.8	—	—	—	—	—	—	—	(1.8)	(1.8)
Income tax expense – stock transactions	—	—	(2.4)	—	—	—	—	—	(2.4)
Balances at December 31, 2016	754.9	$188.8	$2,273.9	$2,322.2	$(1,033.2)	317.3	$(4,599.7)	$11.8	$(836.2)
Net income	—	—	—	22.0		—	—	(2.0)	20.0
Other comprehensive income	—	—	—		107.0	—	—	0.7	107.7
Dividends accrued - Series C convertible preferred stock	—	—	—	(23.1)	—	—	—	—	(23.1)
Exercise/ vesting/ expense of share-based compensation	3.8	1.0	17.3	(0.8)	—	(0.5)	6.8	—	24.3
Repurchase of common stock	—	(0.1)	—	—	—	1.6	(7.1)	—	(7.2)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.2	—	—	—	—	—	—	—	(0.2)	(0.2)
Balances at December 31, 2017	758.7	$189.7	$2,291.2	$2,320.3	$(926.2)	318.4	$(4,600.0)	$10.3	$(714.7)
Net loss	—	—	—	(19.5)	—	—	—	(2.3)	(21.8)
Revenue Recognition Cumulative catch up	—	—	—	(41.1)	—	—	—	—	41.1
Other comprehensive income	—	—	—		(104.2)	—	—	(0.2)	(104.4)
Dividends accrued - Series C convertible preferred stock	—	—	—	(24.3)	—	—	—	—	(24.3)
Exercise/ vesting/ expense of share-based compensation	3.1	0.7	12.4	(1.1)	—	(0.1)	0.8	—	12.8
Repurchase of common stock	—	(0.1)	—	—	—	1.1	(3.1)	—	(3.2)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.1	—	—	—	—	—	—	—	(0.1)	(0.1)
Balances at December 31, 2018	761.8	$190.3	$2,303.6	$2,234.3	$(1,030.4)	319.4	$(4,602.3)	$7.7	$(896.8)
The accompanying notes are an integral part of these statements.

F-7

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share and share data)

NOTE 1. Description of the Business and Summary of Significant Accounting Policies

Business

When used in these notes, the terms "Avon," "Company," "we," "our" or "us" mean Avon Products, Inc.

We are a global manufacturer and marketer of beauty and related products. Our business is conducted primarily in one channel, direct selling. Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products. Sales are made to the ultimate consumer principally by independent Representatives.

In December 2015, we entered into definitive agreements with affiliates of Cerberus Capital Management L.P. ("Cerberus"), which included a $435 investment in Avon by an affiliate of Cerberus through the purchase of our convertible preferred stock and the separation of the North America business (including approximately $100 of cash, subject to certain adjustments) from Avon into New Avon LLC ("New Avon"), a privately-held company that is majority-owned and managed by an affiliate of Cerberus. These transactions closed in March 2016 and Avon retained approximately 20% ownership in New Avon. The North American business, which represented the Company's operations in the United States ("U.S."), Canada and Puerto Rico, was previously its own reportable segment and has been presented as discontinued operations for all periods. Refer to Note 3, Discontinued Operations and Assets and Liabilities Held for Sale for additional information regarding the investment by an affiliate of Cerberus and the separation of the North America business. As a result of this transaction, all of our consolidated revenue is derived from operations of subsidiaries outside of the U.S.

Principles of Consolidation

The consolidated financial statements include the accounts of Avon and our majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates

We prepare our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. On an ongoing basis, we review our estimates, including those related to stand-alone selling prices ("SSP") of promised goods or services delivered under sales incentives, allowances for sales returns, allowances for doubtful accounts receivable, provisions for inventory obsolescence, the determination of discount rates and other actuarial assumptions for pension and postretirement benefit expenses, restructuring expense, income taxes and tax valuation allowances, share-based compensation, loss contingencies and the evaluation of goodwill, property, plant and equipment and capitalized software for potential impairment.

Foreign Currency

Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within accumulated other comprehensive income (loss) ("AOCI"). Gains or losses resulting from the impact of changes in foreign currency rates on assets and liabilities denominated in a currency other than the functional currency are recorded in other expense, net.

For financial statements of Avon subsidiaries operating in highly inflationary economies, the U.S. dollar is required to be used as the functional currency. At December 31, 2018, only our Argentinian subsidiary is considered to be operating in a highly inflationary economy. Highly inflationary accounting requires monetary assets and liabilities, such as cash, receivables and payables, to be remeasured into U.S. dollars at the current exchange rate at the end of each period with the impact of any changes in exchange rates being recorded in income. We record the impact of changes in exchange rates on monetary assets and liabilities in other expense, net. Similarly, deferred tax assets and liabilities are remeasured into U.S. dollars at the current exchange rates; however, the impact of changes in exchange rates is recorded in income taxes in our Consolidated Statements of Operations. Non-monetary assets and liabilities, such as inventory, property, plant and equipment and prepaid expenses are recorded in U.S. dollars at the historical rates at the time of acquisition of such assets or liabilities.

F-8

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Argentina Currency

During the quarter ended June 30, 2018, based on published official exchange rates which indicate that Argentina's three-year cumulative inflation rate has exceeded 100%, we concluded that Argentina had become a highly inflationary economy. From July 1, 2018, we have applied highly inflationary accounting for our Argentinian subsidiary. As such, the functional currency for Argentina has changed to the U.S. dollar, which is the consolidated group's reporting currency. When an entity operates in a highly inflationary economy, exchange gains and losses associated with monetary assets and liabilities resulting from changes in the exchange rate are recorded in income. Nonmonetary assets and liabilities, which include inventories, property, plant and equipment and contract liabilities, are carried forward at their historical dollar cost, which was calculated using the exchange rate at June 30, 2018.

As a result of the devaluation of the Argentinian peso of approximately 25% from June 30, 2018 to December 31, 2018, operating profit was negatively impacted by approximately $8, largely in cost of sales in our Consolidated Income Statements, primarily due to inventory being accounted for at its historical dollar cost. During the six months ended December 31, 2018, we also recorded a benefit during the period of approximately $6 in other expense, net primarily associated with the net monetary liability position of Argentina, and an approximate $2 positive impact on income taxes, both in our Consolidated Income Statements. As of December 31, 2018, the net Argentine peso-denominated monetary liability position of Argentina was $33 and the net Argentine peso-denominated non-monetary asset position was $50, primarily consisting of inventory balances of $32.

Venezuela Currency

Currency restrictions enacted by the Venezuelan government since 2003 have impacted the ability of Avon Venezuela to obtain foreign currency to pay for imported products. In 2010, we began accounting for our operations in Venezuela under accounting guidance associated with highly inflationary economies.

Venezuela's restrictive foreign exchange control regulations and our Venezuelan operations' increasingly limited access to U.S. dollars resulted in lack of exchangeability between the Venezuelan bolivar and the U.S. dollar, and restricted our Venezuelan operations' ability to pay dividends and settle intercompany obligations. The severe currency controls imposed by the Venezuelan government significantly limited our ability to realize the benefits from earnings of our Venezuelan operations and access the resulting liquidity provided by those earnings. We expected that this lack of exchangeability would continue for the foreseeable future, and as a result, we concluded that, effective March 31, 2016, this condition was other-than-temporary and we no longer met the accounting criteria of control in order to continue consolidating our Venezuelan operations. As a result, since March 31, 2016, we have accounted for our Venezuelan operations using the cost method of accounting.

As a result of the change to the cost method of accounting, in the first quarter of 2016, we recorded a loss of $120.5 in other expense, net. The loss was comprised of $39.2 in net assets of the Venezuelan business and $81.3 in accumulated foreign currency translation adjustments within AOCI (shareholders' deficit) associated with foreign currency changes before Venezuela was accounted for as a highly inflationary economy. The net assets of the Venezuelan business were comprised of inventories of $23.7, property, plant and equipment, net of $15.0, other assets of $11.4, accounts receivable of $4.6, cash of $4.5, and accounts payable and accrued liabilities of $20.0. Our Consolidated Balance Sheets no longer include the assets and liabilities of our Venezuelan operations. We no longer include the results of our Venezuelan operations in our Consolidated Financial Statements, and will include income relating to our Venezuelan operations only to the extent that we receive cash for dividends or royalties remitted by Avon Venezuela.

Revenue Recognition

Nature of goods and services

We are a global manufacturer and marketer of beauty and related products. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Our business is conducted primarily in one channel - direct selling. Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. We primarily sell our products to the ultimate consumer through the direct selling channel principally through Representatives, who are independent contractors and not our employees.

F-9

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue recognition

Revenue is recognized when control of a product or service is transferred to a customer, which is generally the Representative. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties, such as Value Added Taxes (“VAT”) collected for taxing authorities.

Principal revenue streams and significant judgments

Our principal revenue streams can be distinguished into: i) the sale of Beauty and Fashion & Home products to Representatives (recorded in net sales); ii) Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract, which include fees for shipping and handling (recorded in other revenue); and iii) other, which includes the sale of products to New Avon and royalties from the licensing of our name and products (recorded in other revenue).

i) Sale of Beauty and Fashion & Home products to Representatives

We generate the majority of our revenue through the sale of Beauty and Fashion & Home products. A Representative contacts her customers directly, selling primarily through our brochure (whether paper or online), which highlights new products and special promotions (or incentives) for each sales campaign. In this sense, the Representative, together with the brochure, are the "store" through which our products are sold. A brochure introducing a new sales campaign is typically generated every three to four weeks. A purchase order is processed and the products are picked at a distribution center and delivered to the Representative usually through a combination of local and national delivery companies. Generally, the Representative then delivers the merchandise and collects payment from the customer for her or his own account. A Representative generally receives a refund of the price the Representative paid for a product if the Representative chooses to return it.

A Representative Agreement, which outlines the basic terms of the agreement between Avon and the Representative, combined with a purchase order, constitutes a contract for the purposes of Accounting Standards Codification Topic (“ASC”), Revenue from Contracts with Customers ("ASC 606").

Revenue from Contracts with Customers

We account for individual products and services separately in the contract if they are distinct (i.e., if a product or service is separately identifiable from the other items in the contract and if a Representative can benefit from the product or service on its own or with other resources that are readily available), which is recognized at a point in time, when control of a product is transferred to a Representative. In addition, we offer incentives to Representatives to support sales growth. Certain of these sales incentives are distinct promises to a Representative, and therefore are a separate performance obligation. As a result, revenue is allocated to the performance obligation for sales incentives and is deferred on the balance sheet until the associated performance obligations are satisfied.

Typically included within a contract is variable consideration, such as sales returns and late payment fees. Revenue is only recorded to the extent it is probable that it will not be reversed, and therefore revenue is adjusted for variable consideration. Variable consideration is generally estimated using the expected value method, which considers possible outcomes weighted by their probability. Specifically for sales returns, a refund liability will be recorded for the estimated cash to be refunded for the products expected to be returned, and a returns asset will be recorded for the products which we expect to be returned and re-sold, each of these based on historical experience. The estimate of sales returns as well as the measurement of the returns asset and the refund liability is updated at the end of each month for changes in expectations regarding the amount of salvageable returns, reconditioning costs and any additional decreases in the value of the returned products. Late payment fees are recorded when the uncertainty associated with collecting such fees are resolved (i.e., when collected).

The Representative generally receives a credit period of one sales campaign if they meet certain criteria; however, the specific credit terms are outlined in the Representative Agreement. Generally, the Representative remits payment during each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance past due for prior campaigns is paid; however, there are circumstances where the Representative fails to make the required payment.

Our contracts with Representatives often include multiple promises to transfer products and/or services to the Representative, and determining which of these products and/or services are considered distinct performance obligations that should be accounted for separately. In addition, in assessing the recognition of revenue for the following performance obligations, management has exercised significant judgment in the following areas: estimation of variable consideration and the SSP of promised goods or services in order to determine and allocate the transaction price.

Performance obligation - Avon products and appointment kits

The Representative purchases Avon products and appointment kits through a purchase order. Avon offers appointment kits for purchase to Representatives, which may contain various Avon products. We recognize revenue for Avon products and appointment kits in net sales in our Consolidated Statements of Operations when the Representative obtains control of the

F-10

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

products, which occurs upon delivery of the product to the Representative. Transaction price is the amount we expect to receive in exchange for those products adjusted for variable consideration as discussed above and the estimated SSP of other performance obligations as discussed below. The cost of these products and appointment kits is recognized in cost of sales in our Consolidated Statements of Operations.

Performance obligation - Sales incentives

Types of sales incentives include status programs, loyalty points, prospective discounts, and gift with purchase, among others. A Representative is eligible for certain status programs if specified sales levels are met. Status programs offer additional benefits such as free or discounted products and services. Loyalty points offer the option to redeem for additional Avon or other products or services. Prospective discounts are offered in some countries when certain sales levels are reached in a given time period. The revenue attributable to the prospective discount performance obligation is for the option to purchase additional product at a discounted amount.

Certain benefits within status programs, loyalty points, prospective discounts and certain other sales incentives constitute a material right and, therefore, a distinct performance obligation in the contract with the Representative. Transaction price is allocated to the material right (performance obligation) based on estimated SSP and is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of incentives is presented in inventories in our Consolidated Balance Sheets. We recognize revenue allocated to the material right in net sales in our Consolidated Statements of Operations at the point in time that the Representative receives the benefits of the material right or obtains control of the products, which occurs upon delivery to the Representative or upon expiration of the material right. For sales incentives that are delivered with the associated products order (such as gift with purchase), no deferral is required.

SSP represents the estimated market value, or the estimated amount that could be charged for that material right when the entity sells it separately in similar circumstances to similar customers. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, including for certain sales incentives, we determine the SSP using information that may include market prices and other observable inputs.

ii) Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract ("Representative fees")

The purchase order in the contract with the Representative explicitly identifies activities that we will perform. This includes fees that we charge Representatives, primarily for the sale of brochures to Representatives and fulfillment activities, and also includes late payment fees (discussed above). Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Under ASC 606, brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and we allocate consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in selling, general and administrative expenses in our Consolidated Statements of Operations.

We often charge the Representative for shipping and handling (including order processing) and payment processing activities on the invoice, and such activities are considered to be fulfillment costs. The consideration received represents part of the transaction price in the contract that is allocated to the performance obligations in the contract. We recognize revenue for fulfillment activities in other revenue in our Consolidated Statements of Operations when such services are provided to the Representative. The cost of these activities is recognized in SG&A expenses in our Consolidated Statements of Operations.

iii) Other revenue

We also recognize revenue from the sale of products to New Avon LLC ("New Avon"), as part of a manufacturing and supply agreement, since the separation of the Company's North America business into New Avon on March 1, 2016, and royalties from the licensing of our name and products, in other revenue in our Consolidated Statements of Operations

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are generally high-quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories

F-11

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. We classify inventory into various categories based upon its stage in the product life cycle, future marketing sales plans and the disposition process. We assign a degree of obsolescence risk to products based on this classification to estimate the level of obsolescence provision.

Brochure Costs

Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and Avon allocates consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in SG&A expenses in our Consolidated Statements of Operations.

Brochure costs and associated fees that are presented as inventory were $13.2 at December 31, 2018 and zero at December 31, 2017, an increase driven by the implementation of ASU 606. Brochure costs and associated fees that are presented as prepaid expenses and other were $5.9 at December 31, 2018 and $26.6 at December 31, 2017, a decrease driven by the implementation of ASU 606.

Brochure costs were expensed to COGS and SG&A in 2018 amounted to $113.5 and $106.2, respectively. In 2017 and 2016 brochures costs of $244.0 and $244.7, respectively, were expensed to SG&A under the previous ASU 605.

The fees charged to Representatives for brochures sold recorded in Other revenue in 2018 amounted to $117.0. In 2017 and 2016, the fees charged to Representatives were recorded as a reduction to SG&A expenses and amounted to 106.2 in 2018 $139.4 and $138.6, respectively.

Property, Plant and Equipment and Capitalized Software

Property, plant and equipment are stated at cost and are depreciated using a straight-line method over the estimated useful lives of the assets. The estimated useful lives generally are as follows: buildings, 45 years; land improvements, 20 years; machinery and equipment, 15 years; and office equipment, five to ten years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property, plant and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Costs associated with repair and maintenance activities are expensed as incurred.

Certain systems development costs related to the purchase, development and installation of computer software, and implementation costs incurred in a hosting arrangement that is a service contract, are capitalized and amortized over the estimated useful life of the related project. Costs incurred prior to the development stage, as well as maintenance, training costs, and general and administrative expenses are expensed as incurred. The other assets balance included unamortized capitalized software costs of $89.3 at December 31, 2018 and $85.2 at December 31, 2017. The amortization expense associated with capitalized software was $26.5, $29.5 and $30.5 for the years ended December 31, 2018, 2017 and 2016, respectively.

We evaluate our property, plant and equipment and capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated pre-tax undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value of the asset is determined using revenue and cash flow projections, and royalty and discount rates, as appropriate.

Assets and Liabilities Held for Sale

A long-lived asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within a year. A long-lived asset (or disposal group) classified as held for sale is initially measured at the lower of its carrying amount or fair value less cost to sell. An impairment loss is recognized for any initial or subsequent write-down of the long-lived asset (or disposal group) to fair value less costs to sell. A gain or loss not previously recognized by the date of the sale of the long-lived asset (or disposal group) is recognized at the date of derecognition.

Long-lived assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Long-lived assets classified as held for sale and the assets of a disposal group classified as held for sale are

F-12

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

Goodwill

Goodwill is not amortized and is assessed for impairment annually during the fourth quarter or on the occurrence of an event that indicates impairment may have occurred, at the reporting unit level. A reporting unit is the operating segment, or a component, which is one level below that operating segment. Components are aggregated as a single reporting unit if they have similar economic characteristics. When testing goodwill for impairment, we perform either a qualitative or quantitative assessment for each of our reporting units. Factors considered in the qualitative analysis include macroeconomic conditions, industry and market considerations, cost factors and overall financial performance specific to the reporting unit. If the qualitative analysis results in a more likely than not probability of impairment, the first quantitative step, as described below, is required.

The quantitative test to evaluate goodwill for impairment is a two-step process. In the first step, we compare the fair value of a reporting unit to its carrying value. If the fair value of a reporting unit is less than its carrying value, we perform a second step to determine the implied fair value of the reporting unit’s goodwill. The second step of the impairment analysis requires a valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. If the resulting implied fair value of the reporting unit’s goodwill is less than its carrying value, that difference represents an impairment.

The impairment analysis performed for goodwill requires several estimates in computing the estimated fair value of a reporting unit. We typically use a DCF approach to estimate the fair value of a reporting unit, which we believe is the most reliable indicator of fair value of this business, and is most consistent with the approach that we would generally expect a marketplace participant would use. In estimating the fair value of our reporting units utilizing a DCF approach, we typically forecast revenue and the resulting cash flows for periods of five to ten years and include an estimated terminal value at the end of the forecasted period. When determining the appropriate forecast period for the DCF approach, we consider the amount of time required before the reporting unit achieves what we consider a normalized, sustainable level of cash flows. The estimation of fair value utilizing a DCF approach includes numerous uncertainties which require significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors.

Financial Instruments

We use derivative financial instruments, including forward foreign currency contracts, to manage foreign currency exposures.

If applicable, derivatives are recognized in our Consolidated Balance Sheets at their fair values. When we become a party to a derivative instrument and intend to apply hedge accounting, we designate the instrument, for financial reporting purposes, as a fair value hedge, a cash flow hedge, or a net investment hedge. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether we had designated it and it qualified as part of a hedging relationship and further, on the type of hedging relationship. We apply the following:

•	Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in earnings.

•	Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in AOCI and reclassified into earnings in the same period or periods during which the transaction hedged by that derivative also affects earnings.

•	Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within AOCI.

•	Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized in earnings in other expense, net in our Consolidated Statements of Operations.

We present the earnings effect of the hedging instrument in our Consolidated Statements of Operations in the same income statement line item in which the earnings effect of the hedged item is reported.

For derivatives designated as cash flow hedges, if we conclude that the hedging relationship is perfectly effective at inception, a detailed effectiveness assessment in each period is not required as long as (i) the critical terms of the hedging instrument completely match the related terms of the hedged item (ii) it is considered probable that the counterparties to the hedging instrument and the hedged item will not default, and (iii) the hedged cash flows remain probable.

If the conditions above are not met, we will assess prospective and retrospective effectiveness using the cumulative dollar-offset method, which compares the change in fair value or present value of cash flows of the hedging instrument to the changes

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in the fair value or present value of the cash flows of the hedged item. If the result of the quantification demonstrates that the hedge is still highly effective (meaning that cumulative changes in the fair value of the derivative are between 80% and 125% of the cumulative changes in the fair value of the hedged item), we will revert to qualitative assessments of hedge effectiveness in subsequent periods if an expectation of high effectiveness on a qualitative basis for subsequent periods can be reasonably supported. If effectiveness is not within the 80% to 125% range, hedge accounting will be discontinued, and changes in the fair value of the hedging instrument will be recorded in earnings from the date the hedge is no longer considered highly effective.

Deferred Income Taxes

Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided to reduce our deferred tax assets to an amount that is "more likely than not" to be realized. The ultimate realization of our deferred tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible or before our net operating loss and tax credit carryforwards expire. See Note 10, Income Taxes for more information.

In accordance with guidance issued by the Financial Accounting Standards Board ("FASB"), we are choosing to treat the U.S. income tax consequences of Global Intangible Low-Taxed Income ("GILTI") as a period cost. As a result, as of December 31, 2018, no deferred income taxes have been provided.

Uncertain Tax Positions

We recognize the benefit of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We record interest expense and penalties payable to relevant tax authorities in income taxes in our Consolidated Statements of Operations.

SG&A Expenses

SG&A expenses include costs associated with selling; marketing; distribution, including shipping and handling costs; advertising; net brochure costs; research and development; information technology; and other administrative costs, including finance, legal and human resource functions.

Shipping and Handling

Shipping and handling costs are expensed as incurred and amounted to $503.5 in 2018, $530.8 in 2017 and $489.3 in 2016.

Advertising

Advertising costs, excluding brochure preparation costs, are expensed as incurred and amounted to $127.6 in 2018, $118.4 in 2017 and $108.9 in 2016.

Research and Development

Research and development costs are expensed as incurred and amounted to $48.0 in 2018, $52.9 in 2017 and $52.1 in 2016. Research and development costs include all costs related to the design and development of new products such as salaries and benefits, supplies and materials and facilities costs.

Share-based Compensation

All share-based payments to employees are recognized in the financial statements based on their fair value at the date of grant. If applicable, we use a Monte-Carlo simulation to calculate the fair value of performance restricted stock units with market conditions and the fair value of premium-priced stock options. We account for forfeitures on share-based payments as they occur.

Restructuring Expense

We record the estimated expense for our restructuring initiatives, such as our Transformation Plan and Open Up Avon, when such costs are deemed probable and estimable, when approved by the appropriate corporate authority and by accumulating detailed estimates of costs for such plans. These expenses include the estimated costs of employee severance and related benefits, inventory write-offs, impairment or accelerated depreciation of property, plant and equipment and capitalized software, and any other qualifying exit costs. Such costs represent our best estimate, but require assumptions about the programs that may change over time, including attrition rates. Estimates are evaluated periodically to determine whether an adjustment is required.

F-14

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pension and Postretirement Expense

Pension and postretirement expense is determined based on a number of actuarial assumptions, which are generally reviewed and determined on an annual basis. These assumptions include the discount rate applied to plan obligations, the expected rate of return on plan assets, the rate of compensation increase of plan participants, price inflation, cost-of-living adjustments, mortality rates and certain other demographic assumptions, and other factors. Actual results that differ from assumptions are accumulated and amortized to expense over future periods and, therefore, generally affect recognized expense in future periods. We recognize the funded status of pension and other postretirement benefit plans in our Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The recognition of prior service costs or credits and net actuarial gains or losses, as well as subsequent changes in the funded status, are recognized as components of AOCI, net of tax, in shareholders’ equity, until they are amortized as a component of net periodic benefit cost. We recognize prior service costs or credits and actuarial gains and losses beyond a 10% corridor to earnings based on the estimated future service period of the participants. The determination of the 10% corridor utilizes a calculated value of plan assets for our more significant plans, whereby gains and losses are smoothed over three- and five-year periods. We use a December 31 measurement date for all of our employee benefit plans. Service cost is presented in SG&A in our Consolidated Statements of Operations. The components of net periodic benefit costs other than service cost are presented in other expense, net in our Consolidated Statements of Operations.

Contingencies

We determine whether to disclose and/or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. We record loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable.

Earnings (Loss) per Share

We compute earnings (loss) per share ("EPS") using the two-class method, which is an earnings (loss) allocation formula that determines earnings (loss) per share for common stock, and earnings (loss) allocated to convertible preferred stock and participating securities, as appropriate. The earnings allocated to convertible preferred stock are the larger of 1) the preferred dividends accrued in the year or 2) the percentage of earnings from continuing operations allocable to the preferred stock as if they had been converted to common stock. Our participating securities are our grants of restricted stock and restricted stock units, which contain non-forfeitable rights to dividend equivalents to the extent any dividends are declared and paid on our common stock. We compute basic EPS by dividing net income (loss) allocated to common shareholders by the weighted-average number of shares outstanding during the year. Diluted EPS is calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

F-15

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For each of the three years ended December 31 the components of basic and diluted EPS were as follows:

(Shares in millions)	2018	2017	2016
Numerator from continuing operations:
Income (loss) from continuing operations less amounts attributable to noncontrolling interests	$(19.5)	$22.0	$(93.6)
Less: Earnings (loss) allocated to participating securities	(.2)	.3	(1.2)
Less: Earnings allocated to convertible preferred stock	24.3	23.1	18.4
Loss from continuing operations allocated to common shareholders	(43.6)	(1.4)	(110.8)
Numerator from discontinued operations:
Loss from discontinued operations less amounts attributable to noncontrolling interests	$—	$—	$(14.0)
Less: Loss allocated to participating securities	—	—	(.2)
Loss from discontinued operations allocated to common shareholders	—	—	(13.8)
Numerator attributable to Avon:
Net income (loss) attributable to Avon less amounts attributable to noncontrolling interests	$(19.5)	$22.0	$(107.6)
Less: Earnings (loss) allocated to participating securities	(.2)	.3	(1.4)
Less: Earnings allocated to convertible preferred stock	24.3	23.1	18.4
Loss attributable to Avon allocated to common shareholders	(43.6)	(1.4)	(124.6)
Denominator:
Basic EPS weighted-average shares outstanding	441.9	439.7	437.0
Diluted effect of assumed conversion of stock options	—	—	—
Diluted effect of assumed conversion of preferred stock	—	—	—
Diluted EPS adjusted weighted-average shares outstanding	441.9	439.7	437.0
Loss per Common Share from continuing operations:
Basic	$(.10)	$(.00)	$(.25)
Diluted	(.10)	(.00)	(.25)
Loss per Common Share from discontinued operations:
Basic	$.00	$.00	$(.03)
Diluted	.00	.00	(.03)
Loss per Common Share attributable to Avon:
Basic	$(.10)	$(.00)	$(.29)
Diluted	(.10)	(.00)	(.29)

Amounts in the table above may not necessarily sum due to rounding.

During the years ended December 31, 2018, 2017 and 2016, we did not include stock options to purchase 17.8 million shares, 16.9 million shares and 14.2 million shares of Avon common stock, respectively, in the calculation of diluted EPS as we had a loss from continuing operations, net of tax and the inclusion of these shares would decrease the net loss per share. Since the inclusion of such shares would be anti-dilutive, these are excluded from the calculation.

For the years ended December 31, 2018 and 2017, it is more dilutive to assume the series C convertible preferred stock is not converted into common stock; therefore, the weighted-average shares outstanding were not adjusted by the as-if converted series C convertible preferred stock because the effect would be anti-dilutive. The inclusion of the series C convertible preferred stock would decrease the net loss per share for the years ended December 31, 2018 and 2017. If the as-if converted series C convertible preferred stock had been dilutive, approximately 87.1 million additional shares would have been included in the diluted weighted average number of shares outstanding for the years ended December 31, 2018 and 2017. There were no shares of series C convertible preferred stock outstanding for the year ended December 31, 2016. See Note 18, Series C Convertible Preferred Stock.

NOTE 2. New Accounting Standards

New Accounting Standards Implemented

ASU 2014-09, Revenue from Contracts with Customers

Except for the changes below, we have consistently applied the accounting policies to all periods presented in these consolidated financial statements.

We adopted ASC 606 with a date of the initial application of January 1, 2018, as a cumulative-effect adjustment to retained earnings. Therefore, the comparative information for prior periods has not been adjusted and continues to be reported under ASC 605, Revenue Recognition. We applied ASC 606 to all outstanding contracts at January 1, 2018.

We recorded a cumulative-effect adjustment upon adoption of the new revenue recognition standard as of January 1, 2018 comprised of the following:

•	a reduction to retained earnings of $52.7 before taxes ($41.1 after tax), with a corresponding impact to deferred income taxes of $11.6;

•	a reduction to prepaid expenses and other of $54.9;

•	an increase to inventories of $39.3; and

•	an increase to other accrued liabilities of $37.1 due to the net impact of the establishment of a contract liability of $91.8 for deferred revenue where our performance obligations are not yet satisfied, which is partially offset by a reduction in the sales incentive accrual of $54.7.

This cumulative-effect adjustment impacting our Consolidated Balance Sheets is primarily driven by sales incentives and brochures. The other changes resulting from the new revenue recognition standard were not material.

The details of the significant changes to our accounting policy for revenue recognition and the quantitative impact of the changes on our Consolidated Financial Statements are set out below.

Performance obligations - Avon products and appointment kits

We recognize revenue for Avon products and appointment kits in net sales in our Consolidated Statements of Operations when the Representative obtains control of the products, which occurs upon delivery of the product to the Representative. Transaction price is the amount we expect to receive in exchange for those products adjusted for variable consideration, such as sales returns and past due fees, and the estimated SSP of other performance obligations, such as sales incentives. Revenue allocated to the material right (performance obligation) for sales incentives is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of these products and appointment kits is recognized in cost of sales in our Consolidated Statements of Operations.

Under our historical accounting, we recognized revenue for Avon products in net sales in our Consolidated Statements of Operations upon delivery of the product to the Representative. We recognized revenue for appointment kits sold to Representatives as a reduction of SG&A expenses in our Consolidated Statements of Operations, and the associated cost was recognized in SG&A expenses in our Consolidated Statements of Operations. Revenue was adjusted for expected sales returns.

Performance obligations/ material rights - sales incentives

Certain benefits within status programs, loyalty points, prospective discounts and certain other sales incentives constitute a material right and, therefore, a distinct performance obligation in the contract with the Representative. Transaction price is allocated to the material right based on estimated SSP and is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of sales incentives is presented in inventories in our Consolidated Balance Sheets. We recognize revenue allocated to the material right in net sales and the associated cost of sales incentives is recognized in cost of sales in our Consolidated Statements of Operations, at the point in time that the Representative receives the benefits of the material right or obtains control of the products, which occurs upon delivery to the Representative or upon expiration of the material right. For sales incentives that are delivered with the associated products order (such as gift with purchase), no deferral is required.

Under our historical accounting, the cost of sales incentives was generally presented in other accrued liabilities and prepaid expenses and other in our Consolidated Balance Sheets and recognized in SG&A expenses in our Consolidated Statements of Operations over the period that the sales incentive was earned.

Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract

This includes fees that we charge Representatives, primarily for the sale of brochures to Representatives and fulfillment activities, and also includes late payment fees.

Brochures - Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Under ASC 606, brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the

F-16

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and Avon allocates consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in SG&A expenses in our Consolidated Statements of Operations.

Under our historical accounting, all brochure costs were initially deferred to prepaid expenses and other in our Consolidated Balance Sheets and were charged to SG&A expenses in our Consolidated Statements of Operations over the campaign length. In addition, fees charged to Representatives for brochures were initially deferred and presented as a reduction of prepaid expenses and other in our Consolidated Balance Sheets, and were recorded as a reduction of SG&A expenses in our Consolidated Statements of Operations over the campaign length.

Fulfillment activities and late payment fees - We often charge the Representative for shipping and handling (including order processing) and payment processing activities on the invoice, and such activities are considered to be fulfillment costs. The consideration received represents part of the transaction price in the contract that is allocated to the performance obligations in the contract. We recognize revenue for fulfillment activities in other revenue in our Consolidated Statements of Operations when such services are provided to the Representative. The cost of these activities is recognized in SG&A expenses in our Consolidated Statements of Operations. Late payment fees are recorded in other revenue in our Consolidated Statements of Operations when collected.

Under our historical accounting, revenue for shipping and handling (including order processing) activities was recorded in other revenue in our Consolidated Statements of Operations. However, the revenue for payment processing activities and late payment fees were recognized as a reduction of SG&A expenses in our Consolidated Statements of Operations. The cost of these activities was recognized in SG&A expenses in our Consolidated Statements of Operations.

Impacts on consolidated financial statements

The following tables summarize the impacts of adopting ASC 606 on the Company's consolidated financial statements for the twelve months ended December 31, 2018:

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Operations	Per consolidated financial statements	Adjustments		Balances excluding the impact of adopting ASC 606
Revenue
Net sales	$5,247.7	$(28.5)	(1)	$5,219.2
Other revenue	323.6	(200.7)	(2)	122.9
Total revenue	5,571.3	(229.2)		5,342.1
Costs and expenses
Cost of sales	2,364.0	(277.4)	(3)	2,086.6
SG&A expenses	2,972.1	60.4	(4)	3,032.5
Operating profit	235.2	(12.2)		223.0
Income before income taxes	108.1	(12.2)		95.9
Income taxes	(129.9)	3.6		(126.3)
Net loss	(21.8)	(8.6)		(30.4)
Net loss attributable to Avon	(19.5)	(8.6)		(28.1)

(1) Primarily relates to appointment kits, which were reclassified from SG&A, partially offset by the timing of recognition of sales incentives.

(2) Relates to Representative fees (primarily brochure fees, late payment fees and certain other fees), which were reclassified from SG&A. Brochure fees were also impacted by the timing of recognition.

(3) Primarily relates to the cost of sales incentives, the cost of brochures paid for by Representatives and the cost of appointment kits, which were reclassified from SG&A. The cost of sales incentives and the cost of brochures were also impacted by the timing of recognition.

(4) Relates to the cost of sales incentives, which were reclassified to cost of sales and were also impacted by the timing of recognition. This was partially offset by Representative fees, which were reclassified to other revenue, and appointment kits, which were reclassified to net sales and cost of sales.

F-17

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Other Comprehensive Income	Per consolidated financial statements	Adjustments	Balances excluding the impact of adopting ASC 606
Net loss	$(21.8)	$(8.6)	$(30.4)
Foreign currency translation adjustments	(48.7)	(3.5)	(52.2)
Total other comprehensive loss, net of income taxes	(104.4)	(3.5)	(107.9)
Comprehensive loss	(126.2)	(12.1)	(138.3)
Comprehensive loss attributable to Avon	(123.6)	(12.1)	(135.7)

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Balance Sheets	Per consolidated financial statements	Adjustments		Balances excluding the impact of adopting ASC 606
Accounts receivable, net	$349.7	$(8.2)	(1)	$341.5
Inventories	542.0	(42.8)	(2)	499.2
Prepaid expenses and other	272.0	47.8	(2)	319.8
Total current assets	1,762.0	(3.2)		1,758.8
Other assets	603.0	(10.1)	(3)	592.9
Total assets	3,010.0	(13.3)		2,996.7
Liabilities, Series C Convertible Preferred Stock and Shareholders’ Deficit
Other accrued liabilities	451.3	(38.0)	(4)	413.3
Income taxes	15.9	(3.6)		12.3
Total current liabilities	1,496.5	(41.6)		1,454.9
Other liabilities	72.1	(0.7)		71.4
Total liabilities	3,414.7	(42.3)		3,372.4

Retained earnings	2,234.3	32.5	(5)	2,266.8
Accumulated other comprehensive loss	(1,030.4)	(3.5)		(1,033.9)
Total Avon shareholders’ deficit	(904.5)	29.0		(875.5)
Total shareholders’ deficit	(896.8)	29.0		(867.8)
Total liabilities, series C convertible preferred stock and shareholders’ deficit	3,010.0	(13.3)		2,996.7

(1) Relates to sales returns, which were reclassified from a reduction of accounts receivable to a refund liability (within other accrued liabilities) and a returns asset (within prepaid expenses and other).

(2) Primarily relates to sales incentives and brochures, both of which were reclassified from prepaid expenses and other to     inventories, and were also impacted by the timing of recognition. In addition, prepaid expenses and other was impacted by the timing of recognition of brochures, as well as the reclassification of sales returns (described above).

(3) Relates to deferred tax assets associated with the cumulative-effect adjustment.

(4) Primarily relates to the contract liability for sales incentives, which is partially offset by the lower accrual for sales incentives. In addition, other accrued liabilities was impacted by the reclassification of sales returns (described above).

(5) Relates to the $41.1 cumulative-effect adjustment upon adoption of ASC 606, partially offset by the year-to-date $8.6 net loss adjustment.

F-18

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Cash Flows	Per consolidated financial statements	Adjustments	Balances excluding the impact of adopting ASC 606
Cash Flows from Operating Activities
Net loss	$(21.8)	$(8.6)	$(30.4)
Other	18.5	(3.5)	15.0
Accounts receivable	(102.8)	(.4)	(103.2)
Inventories	(99.6)	3.5	(96.1)
Prepaid expenses and other	(49.3)	3.9	(45.4)
Accounts payable and accrued liabilities	73.1	10.5	83.6
Income and other taxes	63.2	(3.6)	59.6
Noncurrent assets and liabilities	42.8	(1.8)	41.0

ASU 2016-09, Compensation - Stock Compensation

In March 2016, the FASB issued Accounting Standards Update ("ASU") 2016-09, Compensation - Stock Compensation, which is intended to simplify the accounting for share-based payment transactions. This new guidance changes several aspects of the accounting for share-based payment transactions, including accounting for income taxes, forfeitures and employer-tax withholding requirements. ASU 2016-09 also clarifies the Statements of Cash Flows presentation for certain components of share-based payment awards. We adopted this new accounting guidance in the first quarter of 2017, which did not have a material impact on our Consolidated Financial Statements.

ASU 2017-07, Compensation - Retirement Benefits

In March 2017, the FASB issued ASU 2017-07, Compensation - Retirement Benefits. This new guidance requires entities to (1) disaggregate the service cost component from the other components of net periodic benefit costs and present it with other current employee compensation costs in the Consolidated Statements of Operations and (2) present the other components of net periodic benefit costs below operating profit in other expense, net. We adopted this new accounting guidance effective January 1, 2018. The new accounting guidance was applied retrospectively and increased our operating profit for 2017 and 2016 by $8.0 and $1.9 respectively, but had no impact on net loss.

The following tables summarize the impacts of adopting ASC 2017-07 on the Company's consolidated financial statements for the twelve months ended December 31, 2017 and 2016:

	Impact of ASU 2017-07 adoption
Line items impacted within the Consolidated Statements of Operations	Per consolidated financial statements		Impact of adoption			As originally reported
	2017	2016	2017	2016		2017	2016
SG&A expenses	$3,231.0	$3,136.9	$(8.0)	$(1.9)	(4)	$3,239.0	$3,138.8
Operating profit	281.3	323.8	8.0	1.9		273.3	321.9
Other expense, net	34.6	172.9	8.0	1.9		26.6	171.0
Income before income taxes	120.7	31.2	—	—		120.7	31.2

ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities to align the hedge accounting model more closely with risk management practices, and to simplify its application. Among other things, the new guidance eliminates the requirement to separately measure and report hedge ineffectiveness. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2018. The new guidance must be adopted using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date. We early adopted ASU 2017-12 effective July 1, 2018 and initiated a new hedging program during the third quarter 2018 to hedge foreign exchange risk relating to forecasted transactions. The adoption did not have a material impact on our Consolidated Financial Statements.

ASU 2018-15, Intangibles - Goodwill and Other-Internal - Use Software - Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract

F-19

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software - Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendment. We early adopted ASU 2018-15 effective October 1, 2018, which did not have a material impact on our Consolidated Financial Statements.

Accounting Standards to be Implemented

ASU 2016-02, Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which requires all assets and liabilities arising from leases to be recognized in our Consolidated Balance Sheets. We intend to adopt this new accounting guidance effective January 1, 2019.

In July 2018, the FASB added an optional transition method which we will elect upon adoption of the new standard. This allows us to recognize and measure leases existing at January 1, 2019 without restating comparative information. In addition, we will elect to apply the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification.

The standard will have a material impact on our consolidated balance sheets but will not have a material impact on our Consolidated Income Statements. The most significant impact will be the recognition of right-of-use (ROU) assets and lease liabilities for operating leases, while our accounting for finance leases remains substantially unchanged.

Adoption of the standard will result in the recognition of additional ROU assets and lease liabilities for operating leases of approximately $200 and approximately $195 as of January 1, 2019. The difference between these amounts will be recorded as an adjustment to retained earnings.

ASU 2018-02, Income Statement - Reporting Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income, which permits entities to reclassify the disproportionate income tax effects of the 2017 enactment of U.S. tax reform legislation (the "Act") on items within AOCI (loss) to retained earnings. We intend to adopt this new accounting guidance effective January 1, 2019 and have elected not to reclassify the disproportionate income tax effects of the Act from AOCI (loss) to retained earnings.

ASU 2016-13, Financial Instruments - Credit Losses

In January 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which requires measurement and recognition of expected credit losses for financial assets held. We intend to adopt this new accounting guidance effective January 1, 2020. We are currently assessing the impact on our consolidated financial statements.

NOTE 3. Discontinued Operations and Assets and Liabilities Held for Sale

Discontinued Operations

North America

On December 17, 2015, the Company entered into definitive agreements with affiliates controlled by Cerberus. The agreements include an investment agreement providing for a $435.0 investment by Cleveland Apple Investor L.P. (“Cerberus Investor”) (an affiliate of Cerberus) in the Company through the purchase of perpetual convertible preferred stock (see Note 18, Series C Convertible Preferred Stock) and a separation and investment agreement providing for the separation of the Company's North America business, which represented the Company's operations in the U.S., Canada and Puerto Rico, from the Company into New Avon, a privately-held company that is majority-owned and managed by Cerberus NA Investor LLC (“Cerberus NA”) (an affiliate of Cerberus). These transactions closed on March 1, 2016.

Proceeds from the sale of the perpetual convertible preferred stock were used to fund the $100 cash contribution into New Avon, approximately $250 was used to reduce debt, and the remainder was used for restructuring and reinvestment in the business. The Company considered that the transactions with affiliates of Cerberus should help to drive enhanced focus on Avon's international markets, revitalize the North America business and deliver long-term value to shareholders.

During 2016, Cerberus NA contributed approximately $170 of cash into New Avon in exchange for 80.1% of its ownership interests. The Company contributed (i) assets primarily related to our North America business (including approximately $100 of cash, subject to certain adjustments), (ii) certain assumed liabilities (primarily pension and postretirement liabilities) of our North America business and (iii) the employees of our North America business into New Avon in exchange for a 19.9% ownership interest of New Avon. The Company received approximately $6 of cash from New Avon as part of a customary working capital adjustment.

F-20

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The North America business was previously its own reportable segment and has been presented as discontinued operations for all periods presented as the separation represented a significant strategic shift and was determined to have a major effect on our operations and financial results.

During the fourth quarter of 2015, the Company recorded an estimated loss on sale of discontinued operations of $340.0 before tax ($340.0 after tax) as the carrying value exceeded the estimated fair value less costs to sell. During 2016, the Company recognized an additional loss on sale of $15.6 before tax ($5.4 after tax), respectively. The cumulative loss on sale of $355.6 before tax ($345.4 after tax) represents the net assets contributed into New Avon, including certain pension and postretirement benefit plan liabilities and amounts in AOCI associated with the North America business, which were primarily unrecognized losses associated with our U.S. defined benefit pension plan, and costs to sell, as compared to the implied value of our ownership interests in New Avon, at closing, which was $42.5.

In 2016, New Avon entered into a perpetual, irrevocable royalty-free licensing agreement with the Company for the use of the Avon brand and certain other intellectual property. Also in 2016, Avon and New Avon also entered into a transition services agreement, which expired on October 31, 2018, and covered, among other things, information technology, financial services and human resources, as well as other commercial agreements, including research and development, product supply and a sublease of office space from Avon to New Avon. See Note 5, Related Party Transactions.

The major classes of financial statement components comprising the loss on discontinued operations, net of tax for North America are shown below:

Year ended December 31,
2016
Total revenue	$135.2
Cost of sales	53.2
SG&A expenses	91.5
Operating (loss) income	(9.5)
Other income (expense) items	.6
Loss from discontinued operations, before tax	(8.9)
Loss on sale of discontinued operations, before tax	(15.6)
Income taxes	10.5
Loss from discontinued operations, net of tax	$(14.0)

There were no amounts recorded in discontinued operations for the year ended December 31, 2018 or 2017.

Assets and Liabilities Held for Sale

The major classes of assets and liabilities comprising Held for sale assets and Held for sale liabilities on the Consolidated Balance Sheet as of December 31, 2018 are shown in the following table. There were no assets or liabilities held for sale at December 31, 2017 or 2016.

	2018
	Avon Manufacturing (Guangzhou)	Rye Office	Malaysia Maximin	Total
Current held for sale assets
Inventories	$8.7	$—	$—	$8.7
Property, Plant & Equipment (net)	36.7	12.3	3.0	52.0
Cash and cash equivalents	3.7	—	—	3.7
Other assets	1.1	—	0.1	1.2
	$50.2	$12.3	$3.1	$65.6

Current held for sale liabilities
Accounts payable	8.6	—	—	8.6
Other liabilities	2.6	—	0.2	2.8
	$11.2	$—	$.2	$11.4

F-21

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

China Manufacturing

On January 8, 2019, Avon Asia Holdings Company and Avon Products (China) Co., Ltd. executed an Equity Purchase Agreement for the sale of all the equity interests in Avon Manufacturing (Guangzhou), Ltd. to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd, for a total purchase price of $71.

Avon Manufacturing (Guangzhou), Ltd. met the held for sale criteria under ASC 360, Plant, Property and Equipment ("ASC 360") as of December 31, 2018, and the entity's assets and liabilities were classified as held for sale.

On February 15, 2019, we completed the sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., of all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. for a total purchase price of $71.0 million. Net cash proceeds (pre-tax) will be $47.0 after the required repayment by the Company of certain outstanding intercompany loans of $23.3 and after deducting cash on hand in Avon Manufacturing (Guangzhou), Ltd. of $.7.

Rye Office

On September 19, 2018, Avon issued a press release entitled “Avon Products Inc. to create leaner New York Operations. In this press release, Avon announced its intention to complete the sale of the Rye office in 2019 as a further step in its ongoing plan to streamline the business to fuel growth by consolidating its U.S. operations into its existing facilities in Suffern, New York.

Prior to December 31, 2018, we entered into a Letter of Intent with a third party to sell the Rye office. The due diligence period is currently ongoing.

The Rye office met the held for sale criteria under ASC 360 as of December 31, 2018, and was classified as an asset held for sale.

In February 2019, we signed an agreement to sell the Rye office. This transaction is expected to close by the end of the second quarter of 2019.

Malaysia Maximin

On November 12, 2018, the Company approved the sale in principal of Maximin Corporation Sdn Bhd (“Maximin”), which owns the Malaysia office and warehouse, in line with our current strategy. In early December, the Company entered into letter of intent with a third party. Refer to Note 23, Subsequent Events, for additional information on developments relating to the sale of Maximin.

Maximin met the held for sale criteria under ASC 360 as of December 31, 2018, and the entity's assets and liabilities were classified as held for sale.

In February 2019, we signed an agreement to sell Maximin. This transaction is expected to close by the end of the first quarter of 2019.

NOTE 4. Investment in New Avon

In connection with the separation of the Company's North America business (as discussed in Note 3, Discontinued Operations and Assets and Liabilities Held for Sale), which closed on March 1, 2016, the Company retained a 19.9% ownership interest in New Avon, a privately-held company that is majority-owned and managed by an affiliate of Cerberus Capital Management L.P. ("Cerberus"). The Company has accounted for its ownership interest in New Avon using the equity method of accounting, which resulted in the Company recognizing its proportionate share of New Avon's income or loss and other comprehensive income or loss. Our recorded investment balance in New Avon at December 31, 2018 and December 31, 2017 was zero.

During the years ended December 31, 2017 and 2016, the Company's proportionate share of the losses of New Avon was $20.2 and $11.9, of which $11.5 and $11.9, respectively, of these amounts was recorded within other expense, net. In addition, during the third quarter of 2017, the Company received a cash distribution of $22.0 from New Avon, which reduced our recorded investment balance in New Avon. During the third quarter of 2017, we recorded only $1.7 of the Company's proportionate share of the losses in New Avon, as this reduced our recorded investment balance in New Avon to zero. As a result, we have not recorded our proportionate share of New Avon's losses since the fourth quarter of 2017. If New Avon experiences future losses while our recorded investment balance is zero, we would not record our proportionate share of such loss. In addition, the Company's proportionate share of the post-separation other comprehensive income of New Avon was benefits of $.1 and $2.2 during the years ended December 31, 2017 and 2016, respectively, and was recorded within other comprehensive income (loss).

The Company also recorded an additional loss of $.5 within other expense, net and a benefit of $1.1 within other comprehensive income (loss), during the year ended December 31, 2017, primarily associated with purchase accounting adjustments reported by New Avon.

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. Related Party Transactions

The following tables present the related party transactions with New Avon, affiliates of Cerberus and the Instituto Avon in Brazil. There are no other related party transactions. New Avon is majority owned and managed by Cerberus NA. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale and Note 4, Investment in New Avon for further details.

	Year Ended December 31,	Year Ended December 31,
	2018	2017
Statement of Operations Data
Revenue from sale of product to New Avon(1)	$25.7	$32.5
Gross profit from sale of product to New Avon(1)	$1.6	$1.9

Cost of sales for purchases from New Avon(2)	$2.9	$3.8

SG&A expenses:
Transition services, intellectual property, research and development and subleases(3)	$(5.9)	$(32.2)
Project management team(4)	1.2	2.6
Net reduction of SG&A expenses	$(4.7)	$(29.6)

Interest income from Instituto Avon(5)	$.1	—

	December 31, 2018	December 31, 2017
Balance Sheet Data
Inventories(6)	$.3	$.4
Receivables due from New Avon(7)	$7.0	$9.8
Receivables due from Instituto Avon(5)	$3.2	$—
Payables due to New Avon(8)	$.2	$.2
Payables due to an affiliate of Cerberus(9)	$.6	$.4

(1) The Company supplies product to New Avon as part of a manufacturing and supply agreement. The Company recorded revenue of $25.7 and $32.5, within other revenue, and gross profit of $1.6 and $1.9 associated with this agreement during the years ended December 31, 2018 and 2017, respectively.

(2) New Avon also supplies product to the Company as part of the same manufacturing and supply agreement noted above. The Company purchased $2.8 and $3.2 from New Avon associated with this agreement during the years ended December 31, 2018 and 2017, respectively, and recorded $2.9 and $3.8 associated with these purchases within cost of sales during the years ended December 31, 2018 and 2017, respectively.

(3) The Company also entered into a transition services agreement to provide certain services to New Avon, which expired on October 31, 2018, as well as an intellectual property ("IP") license agreement, an agreement for technical support and innovation and subleases for office space. In addition, New Avon performed certain services for the Company under a similar transition services agreement which expired during the third quarter of 2017. The Company recorded a net $5.9 and $32.2 reduction of SG&A expenses associated with these agreements during the years ended December 31, 2018 and 2017, respectively, which generally represents a recovery of the related costs.

(4) The Company also entered into agreements with an affiliate of Cerberus, which provide for the secondment of Cerberus affiliate personnel to the Company's project management team responsible for assisting with the execution of the transformation plan (the "Transformation Plan") announced in January 2016 and Open Up Avon strategy (“Open Up Avon”) announced in September 2018. The Company recorded $1.2 and $2.6 in SG&A expenses associated with these agreements during the years ended December 31, 2018 and 2017, respectively. See Note 17, Restructuring Initiatives for additional information related to the Transformation Plan and Open Up Avon.

(5) During the second quarter of 2018, the Company entered into an agreement to loan the Instituto Avon, an independent non-government charitable organization in Brazil, $3.6 for an unsecured 5-year term at a fixed interest rate of 7% per annum, to be paid back in 5 equal annual installments. The Instituto Avon was created by an Avon subsidiary in Brazil, with the board and executive team comprise of Avon Brazil management. The purpose of the loan is to provide the Instituto Avon with the means to donate funds to Fundação Pio XII (a leading cancer prevention and treatment organization in Brazil and owner of the

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Hospital do Câncer de Barretos), in order to invest in equipment with the objective of expanding breast cancer prevention and treatment.

(6) Inventories relate to purchases from New Avon, associated with the manufacturing and supply agreement, which have not yet been sold, and were classified within inventories in our Consolidated Balance Sheets.

(7) The receivables due from New Avon relate to the agreements for transition services, the IP license, research and development and subleases for office space, as well as the manufacturing and supply agreement, and were classified within prepaid expenses and other in our Consolidated Balance Sheets.

(8) The payables due to New Avon relate to the manufacturing and supply agreement, and were classified within other accrued liabilities in our Consolidated Balance Sheets.

(9) The payables due to an affiliate of Cerberus relate to the agreement for the project management team, and were classified within other accrued liabilities in our Consolidated Balance Sheets.

In addition, the Company also issued standby letters of credit to the lessors of certain equipment, a lease for which was transferred to New Avon in connection with the separation of the Company's North America business. The initial liability for the estimated value of such standby letters of credit was $2.1, which was included in the additional loss on sale of the North America business recognized in loss from discontinued operations, net of tax in our Consolidated Statements of Operations during the year ended December 31, 2016. At both December 31, 2018 and 2017, the Company had a liability of $1.4 for the estimated value of such standby letters of credit. The reduction of this estimated liability of $.2 during the years ended December 31, 2017 was recognized in other expense, net in our Consolidated Statements of Operations.

See Note 18, Series C Convertible Preferred Stock, for discussion of preferred shares issued to Cerberus Investor.

NOTE 6. Revenue

Disaggregation of revenue

In the following table, revenue is disaggregated by product or service type. All revenue is recognized at a point in time, when control of a product is transferred to a customer:

	Twelve Months Ended December 31, 2018
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	$619.2	$564.3	$166.9	$124.3	$1,474.7	$6.4	$1,481.1
Fragrance	636.6	483.9	218.1	89.5	1,428.1	2.9	1,431.0
Color	398.7	310.7	81.8	54.1	845.3	4.8	850.1
Total Beauty	1,654.5	1,358.9	466.8	267.9	3,748.1	14.1	3,762.2
Fashion & Home:
Fashion	298.0	190.6	94.4	167.8	750.8	3.0	753.8
Home	45.3	283.4	204.2	28.4	561.3	2.0	563.3
Total Fashion & Home	343.3	474.0	298.6	196.2	1,312.1	5.0	1,317.1
Brazil IPI tax release *	—	168.4	—	—	168.4	—	168.4
Net sales	1,997.8	2,001.3	765.4	464.1	5,228.6	19.1	5,247.7
Representative fees	95.3	135.7	43.9	6.5	281.4	2.0	283.4
Other	0.7	9.9	—	0.2	10.8	29.4	40.2
Other revenue	96.0	145.6	43.9	6.7	292.2	31.4	323.6
Total revenue	$2,093.8	$2,146.9	$809.3	$470.8	$5,520.8	$50.5	$5,571.3

* Includes the impact of the Brazil IPI tax release, which was recorded in net sales and other (income) expense, net in the amounts of approximately $168 and approximately $27, respectively, in our Consolidated Income Statements (See Note 19, Contingencies for further information).

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Contract balances

The timing of revenue recognition generally is different from the timing of a promise made to a Representative. As a result, we have contract liabilities, which primarily relate to the advance consideration received from Representatives prior to transfer of the related good or service for material rights, such as loyalty points and status programs, and are primarily classified within other accrued liabilities (with the long-term portion in other liabilities) in our Consolidated Balance Sheets.

Generally, we record accounts receivable when we invoice a Representative. In addition, we record an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances, including seasonality and changing trends. The allowance for doubtful accounts is reviewed for adequacy, at a minimum, on a quarterly basis. We generally have no detailed information concerning, or any communication with, any ultimate consumer of our products beyond the Representative. We have no legal recourse against the ultimate consumer for the collection of any accounts receivable balances due from the Representative to us. If the financial condition of the Representatives were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

The following table provides information about receivables and contract liabilities from contracts with customers at December 31, 2018:

December 31, 2018
Accounts receivable, net of allowances of $93.0	$349.7
Contract liabilities	$84.4

At January 1, 2018 and December 31, 2018 we had a contract liability of $91.8 and $84.4, respectively, relating to certain material rights (loyalty points, status program and prospective discounts). During the twelve months ended December 31, 2018, we recognized $89.5 of revenue related to the contract liability balance at January 1, 2018, as the result of performance obligations satisfied. In addition, we deferred an additional $82.3 related to certain material rights granted during the period, for which the performance obligations are not yet satisfied. Of the amount deferred during the period, substantially all will be recognized within a year, with the significant majority to be captured within a quarter. The remaining movement in the contract liability balance is attributable to foreign exchange differences arising on the translation of the balance as at December 31, 2018 as compared with December 31, 2017.

Contract costs

Incremental costs to obtain contracts, such as bonuses or commissions, are recognized as an asset if the entity expects to recover them. However, ASC 340-40, Other Assets and Deferred Costs, offers a practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. We elected the practical expedient and expense costs to obtain contracts when incurred because our amortization period is one year or less.

Costs to fulfill contracts with Representatives are comprised of shipping and handling (including order processing) and payment processing services, which are expensed as incurred. The fees for these services are included in the transaction price.

NOTE 7. Inventories

Inventories at December 31 consisted of the following:

	2018	2017
Raw materials	$157.8	$190.6
Finished goods	384.2	407.6
Total	$542.0	$598.2

These amounts are net of the allowance for inventory obsolescence, and include the impact of an incremental one-off inventory obsolescence expense recognized at December 31, 2018, resulting from the structural reset of inventory announced in January 2019 (refer to Note 17, Restructuring Initiatives, for additional information regarding Open Up Avon and the structural reset of inventory).

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8. Debt and Other Financing

Debt

Debt at December 31 consisted of the following:

	2018	2017
Debt maturing within one year:
Notes payable	$8.8	$22.6
Current portion of long-term debt	3.2	3.1
Total	$12.0	$25.7
Long-term debt:
6.50% Notes, due March 2019	$—	$237.2
4.60% Notes, due March 2020	386.4	408.8
7.875% Senior Secured Notes, due August 2022	494.2	492.6
5.00% Notes, due March 2023	458.5	484.5
Other debt, payable through 2025 with interest from .4% to 12.1%	4.6	5.2
6.95% Notes, due March 2043	241.1	241.0
Total	1,584.8	1,869.3
Unamortized deferred gain - swap terminations	—	6.0
Less current portion	(3.2)	(3.1)
Total long-term debt	$1,581.6	$1,872.2

Notes payable included short-term borrowings of international subsidiaries at average annual interest rates of approximately 19.0% at December 31, 2018 and 23.0% at December 31, 2017.

Other debt included obligations under capital leases of $2.5 at December 31, 2018 and $4.0 at December 31, 2017, which primarily relate to leases of automobiles and equipment.

Public Notes

In March 2013, we issued, in a public offering, $250.0 principal amount of 2.375% Notes due March 15, 2016 (the "2.375% Notes"), $500.0 principal amount of 4.60% Notes due March 15, 2020 (the "4.60% Notes"), $500.0 principal amount of 5.00% Notes due March 15, 2023 (the "5.00% Notes") and $250.0 principal amount of 6.95% Notes due March 15, 2043 (the "6.95% Notes") (collectively, the "2013 Notes"). In March 2008, we issued $350.0 principal amount of 6.50% Notes due March 1, 2019 (the "6.50% Notes"). Interest on the 2013 Notes is payable semi-annually on March 15 and September 15 of each year, and interest on the 6.50% Notes is payable semi-annually on March 1 and September 1 of each year. In August 2015, we prepaid the entire principal amount of our 2.375% Notes.

The indenture governing the 2013 Notes contains interest rate adjustment provisions depending on the long-term credit ratings assigned to the 2013 Notes with S&P and Moody's. As described in the indenture, the interest rates on the 2013 Notes increase by .25% for each one-notch downgrade below investment grade on each of our long-term credit ratings assigned to the 2013 Notes by S&P or Moody's. These adjustments are limited to a total increase of 2% above the respective interest rates in effect on the date of issuance of the 2013 Notes. As a result of the long-term credit rating downgrades by S&P and Moody's since issuance of the 2013 Notes, the interest rates on these notes have increased by the maximum allowable increase.

In August 2016, we completed cash tender offers which resulted in a reduction of principal of $108.6 of our 5.75% Notes due March 1, 2018 (the "5.75% Notes"), $73.8 of our 4.20% Notes due July 15, 2018 (the "4.20% Notes"), $68.1 of our 6.50% Notes and $50.1 of our 4.60% Notes. In connection with the cash tender offers, we incurred a gain on extinguishment of debt of $3.9 before tax in the third quarter of 2016, consisting of a deferred gain of $12.8 associated with the March 2012 and January 2013 interest-rate swap agreement terminations (see Note 11, Financial Instruments and Risk Management), partially offset by the $5.8 of early tender premium paid for the cash tender offers, $1.2 of a deferred loss associated with treasury lock agreements designated as cash flow hedges of the anticipated interest payments on the 5.75% Notes (see Note 11, Financial Instruments and Risk Management), $1.0 of deal costs and the write-off of $.9 of debt issuance costs and discounts related to the initial issuances of the notes that were the subject of the cash tender offers.

In October 2016, we repurchased $44.0 of our 6.50% Notes, $44.0 of our 4.20% Notes, $40.0 of our 4.60% Notes and $35.2 of our 5.75% Notes. The aggregate repurchase price was equal to the principal amount of the notes, plus a premium of $6.2 and accrued interest of $1.1. In connection with these repurchases of debt, we incurred a loss on extinguishment of debt of $1.0 before tax in the fourth quarter of 2016 consisting of the $6.2 premium paid for the repurchases, $.5 for the write-off of debt issuance costs and discounts related to the initial issuance of the notes that were repurchased and $.4 for a deferred loss

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

associated with treasury lock agreements designated as cash flow hedges of the anticipated interest payments on the 5.75% Notes (see Note 11, Financial Instruments and Risk Management), partially offset by a deferred gain of approximately $6.1 associated with the March 2012 and January 2013 interest-rate swap agreement terminations (see Note 11, Financial Instruments and Risk Management).

On November 30, 2016, we prepaid the remaining principal amount of our 4.20% Notes and 5.75% Notes. The prepayment price was equal to the remaining principal amount of $132.2 for our 4.20% Notes and $106.2 for our 5.75% Notes, plus a make-whole premium of $12.1 for both series of notes and accrued interest of $3.6 for both series of notes. In connection with the prepayment of our 4.20% Notes and 5.75% Notes, we incurred a loss on extinguishment of debt of $2.9 before tax in the fourth quarter of 2016 consisting of the $12.1 make-whole premium, $1.0 of a deferred loss associated with treasury lock agreements designated as cash flow hedges of the anticipated interest payments on the 5.75% Notes (see Note 11, Financial Instruments and Risk Management) and the write-off of $.3 of debt issuance costs and discounts related to the initial issuances of the notes that were prepaid, partially offset by a deferred gain of $10.5 associated with the January 2013 interest-rate swap agreement termination (see Note 10, Financial Instruments and Risk Management).

In December 2016, we repurchased $11.1 of our 5.00% Notes and $6.2 of our 6.95% Notes, and the aggregate repurchase price was equal to the principal amount of the notes, less a discount received of $1.3 and plus accrued interest of $.3. In connection with this repurchase of debt, we incurred a gain on extinguishment of debt of $1.1 before tax in the fourth quarter of 2016 consisting of the $1.3 discount received for the repurchases, partially offset by $.2 for the write-off of debt issuance costs and discounts related to the initial issuance of the notes that were repurchased.

In June 2018, we prepaid the remaining principal amount of our 6.50% Notes. The prepayment price was equal to the remaining principal amount of $237.8, plus a make-whole premium of $6.2 and accrued interest of $4.6. In connection with the prepayment, we incurred a loss on extinguishment of debt of $2.9 before tax in the second quarter of 2018 consisting of the $6.2 make-whole premium, and the write-off of $.3 of debt issuance costs and discounts related to the initial issuances of the notes that were prepaid, partially offset by a write off of a deferred gain of $3.6 associated with the March 2012 interest-rate swap agreement termination (see Note 11, Financial Instruments and Risk Management).

In the fourth quarter of 2018, we repurchased $23.0 of our 4.60% Notes and $27.0 of our 5.00% Notes. The aggregate repurchase price was equal to the principal amount of the notes, less a discount received of $2.4 and accrued interest of $.7. In connection with these repurchases of debt, we incurred a gain on extinguishment of debt of $2.1 before tax in the fourth quarter of 2018 consisting of the $2.4 discount received for the repurchases, partially offset by $0.3 for the write-off of debt issuance costs and discounts related to the initial issuance of the notes that were repurchased.

At December 31, 2018 and 2017, the carrying values of our public notes were comprised of the following:

	2018				2017
	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total
6.50% Notes, due March 2019	$—	$—	$—	$—	$237.9	$(.4)	$(.3)	$237.2
4.60% Notes, due March 2020	387.0	(.1)	(.5)	386.4	409.9	(.2)	(.9)	408.8
5.00% Notes, due March 2023	461.9	(1.9)	(1.5)	458.5	488.9	(2.5)	(1.9)	484.5
6.95% Notes, due March 2043	243.9	(.6)	(2.2)	241.1	243.8	(.6)	(2.2)	241.0

The indentures governing our outstanding notes described above contain certain customary covenants and customary events of default and cross-default provisions. Further, we would be required to make an offer to repurchase all of our outstanding notes described above at a price equal to 101% of their aggregate principal amount plus accrued and unpaid interest in the event of a change in control involving Avon and, at such time, the outstanding notes are rated below investment grade.

Senior Secured Notes

In August 2016, Avon International Operations, Inc. (“AIO”), a wholly-owned domestic subsidiary of the Company, issued, in a private placement exempt from registration under the Securities Act of 1933, as amended, $500.0 in aggregate principal amount of 7.875% Senior Secured Notes, which will mature on August 15, 2022 (the "Senior Secured Notes"). Interest on our Senior Secured Notes is payable semi-annually on February 15 and August 15 of each year. The carrying value of our Senior Secured Notes represented the $500.0 principal amount, net of unamortized debt issuance costs of $5.8 and $7.4 at December 31, 2018 and 2017, respectively. This represents the total debt for AIO at December 31, 2018 and 2017.

All obligations of AIO under our Senior Secured Notes are unconditionally guaranteed by the Company, AIO and each other material United States or English restricted subsidiary of the Company (collectively, the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors are secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The indenture governing our Senior Secured Notes contains certain customary covenants and restrictions as well as customary events of default and cross-default provisions. The indenture also contains a covenant requiring AIO and its restricted subsidiaries to, at the end of each year, own at least a certain percentage of the total assets of API and its restricted subsidiaries, subject to certain qualifications. Further, we would be required to make an offer to repurchase all of our Senior Secured Notes, at a price equal to 101% of their aggregate principal amount plus accrued and unpaid interest, in the event of a change in control involving Avon.

Maturities of Long-Term Debt

Annual maturities of long-term debt, which includes our notes and capital leases outstanding at December 31, 2018, are as follows:

	2019	2020	2021	2022	2023	2024 and Beyond	Total
Maturities	$1.1	$387.6	$0.4	$500.2	$462.0	$243.9	$1,595.2

Other Financing

Revolving Credit Facility

In June 2015, Avon International Operations, Inc. ("AIO"), a wholly-owned domestic subsidiary of the Company, entered into a five-year $400.0 senior secured revolving credit facility (the “2015 facility”). In December 2017, AIO entered into an amendment to the 2015 facility, which, among other things, modified the financial covenants (interest coverage and total leverage ratios) to provide the Company additional flexibility. As of December 31, 2018, there were no amounts outstanding under the 2015 facility.

In February 2019, Avon International Capital, p.l.c. ("AIC"), a wholly-owned foreign subsidiary of the Company, entered into a three-year €200.0 senior secured revolving credit facility (the “2019 facility”). The 2019 facility replaced the 2015 facility and the 2015 facility was terminated at such time. Borrowings under the 2019 facility bear interest at our option, at a rate per annum, equal to either LIBOR or EURIBOR (for any loan in euros) plus 225 basis points, in each case subject to adjustment based upon a leveraged-based pricing grid.  The 2019 facility may be used for general corporate and working capital purposes. There are no amounts outstanding under the 2019 facility. The amount available to be drawn on under the 2019 facility is reduced by any standby letters of credit granted by AIC or any Obligor under the 2019 facility, including the standby letters of credit granted by AIO under the 2015 facility that were rolled over into the 2019 facility, which, as of December 31, 2018, were approximately $29 million.

All obligations of AIC under the 2019 facility are unconditionally guaranteed by the Company, AIO and each other material United States or English restricted subsidiary of the Company (collectively, the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors are secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

The 2019 facility will terminate in February 2022; provided, however, that it shall terminate on the 91st day prior to the maturity of the 4.60% Notes, if on such 91st day, the applicable notes are not redeemed, repaid, discharged, defeased or otherwise refinanced in full.

The 2019 facility contains affirmative and negative covenants, which are customary for secured financings of this type, as well as financial covenants (interest coverage and total leverage ratios). Depending on our business results (including the impact of any adverse foreign exchange movements and significant restructuring charges), it is possible that we may become non-compliant with our interest coverage or total leverage ratio absent the Company undertaking other alternatives to avoid noncompliance, such as obtaining additional amendments to the 2019 facility or repurchasing certain debt. If we were to be non-compliant with our interest coverage or total leverage ratio, we would no longer have access to our 2019 facility and our credit ratings may be downgraded.

Letters of Credit

At December 31, 2018 and December 31, 2017, we also had letters of credit outstanding under our revolving credit facility totaling 29.4 and $37.7, respectively. The balances at December 31, 2018 and 2017 primarily relate to letters of credit issued to lessors of certain equipment, a lease for which was transferred to New Avon in connection with the separation of the Company's North America business. The balances at December 31, 2018 and December 31, 2017 also include letters of credit which guarantee various insurance activities.

Long-Term Credit Ratings

Our long-term credit ratings are: Moody’s ratings of Stable Outlook with B1 for corporate family debt, B3 for senior unsecured debt, and Ba1 for our Senior Secured Notes; S&P ratings of Stable Outlook with B for corporate family debt and senior

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

unsecured debt and BB- for our Senior Secured Notes; and Fitch rating of Stable Outlook with B+, each of which are below investment grade. We do not believe these long-term credit ratings will have a material impact on our near-term liquidity. However, any rating agency reviews could result in a change in outlook or downgrade, which could further limit our access to new financing, particularly short-term financing, reduce our flexibility with respect to working capital needs, affect the market price of some or all of our outstanding debt securities, and likely result in an increase in financing costs, and less favorable covenants and financial terms under our financing arrangements.

NOTE 9. Accumulated Other Comprehensive Income (Loss)

The tables below present the changes in AOCI by component and the reclassifications out of AOCI during 2018 and 2017:

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2017	$(829.6)	$—	$(4.3)	$(95.7)	$3.4	$(926.2)
Other comprehensive (loss) income other than reclassifications	(106.6)	.5	—	(8.6)	—	(114.7)
Reclassifications into earnings:
Derivative gains on cash flow hedges, net of tax of $0.0	—	—	—	—	—	—
Amortization of net actuarial loss and prior service cost, net of tax of $.6(1)	—	—	—	10.5	—	10.5
Total reclassifications into earnings	—		—	10.5	—	10.5
Balance at December 31, 2018	$(936.2)	$0.5	$(4.3)	$(93.8)	$3.4	$(1,030.4)

	Foreign Currency Translation Adjustments	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2016	$(910.9)	$(4.3)	$(120.2)	$2.2	(1,033.2)
Other comprehensive income other than reclassifications	81.3	—	8.9	1.2	91.4
Reclassifications into earnings:
Amortization of net actuarial loss and prior service cost, net of tax of $.8(1)	—	—	15.6	—	15.6
Total reclassifications into earnings	—	—	15.6	—	15.6
Balance at December 31, 2017	$(829.6)	$(4.3)	$(95.7)	$3.4	$(926.2)

(1) Gross amount reclassified to other expense, net, and related taxes reclassified to income taxes.

A foreign exchange net loss of $6.9 for 2018, a gain of $16.3 for 2017, and a net loss of $23.7 for 2016 resulting from the translation of actuarial losses and prior service cost recorded in AOCI, are included in changes in foreign currency translation adjustments in our Consolidated Statements of Comprehensive Income (Loss).

NOTE 10. Income Taxes

Income from continuing operations, before taxes for the years ended December 31 was as follows:

	2018	2017	2016
United States	$39.3	$(147.6)	$(403.0)
Foreign	68.8	268.3	434.2
Total	$108.1	$120.7	$31.2

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The provision for income taxes for the years ended December 31 was as follows:

	2018	2017	2016
Federal:
Current	$(6.1)	$—	$—
Deferred	3.7	(34.0)	—
Total Federal	(2.4)	(34.0)	—
Foreign:
Current	182.3	130.6	128.5
Deferred	(53.0)	3.8	(4.2)
Total Foreign	129.3	134.4	124.3
State and Local:
Current	3.0	.3	.3
Deferred	—	—	—
Total State and other	3.0	.3	.3
Total	$129.9	$100.7	$124.6

The effective tax rate for the years ended December 31 was as follows:

	2018	2017	2016
Statutory federal rate	21.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.2	.2	.6
U.S. Tax Reform	—	(24.7)	—
Tax on foreign income	(16.2)	6.0	(24.4)
Tax on uncertain tax positions - Brazil	67.4	—	—
Tax on uncertain tax positions - Rest of World	8.5	(3.6)	34.1
Reorganizations	(91.3)	—	(93.6)
Net change in valuation allowances	128.3	62.4	375.1
Venezuela deconsolidation, devaluation and highly inflationary accounting	—	—	23.9
Imputed royalties and associated non-deductible expenses	.6	9.5	50.3
Research credits	(1.3)	(1.3)	(5.4)
Other	1.0	(.1)	3.8
Effective tax rate	120.2%	83.4%	399.4%

In 2018, as a result of continued business model changes related to the move of the Company’s headquarters from the US to the UK, the Company recognized one time tax benefits of $98.7 reflected in the “Reorganizations” line above associated primarily with the: rationalization and re-alignment of the Company’s legal entity structure, the ownership transfer of certain operational assets within the consolidated group and the tax benefit associated with the Foreign Derived Intangible Income provisions of the Tax Cuts and Jobs Act in the U.S.

In 2018, the Net Change in Valuation Allowances line in the rate reconciliation above includes $138.6 of increases to the Valuation Allowances primarily associated with Deferred Tax Assets generated in 2018. Reductions to Valuation Allowances of $93.0 were reflected in other captions of the rate reconciliation net of the associated Deferred Tax Assets which were expensed or written off during 2018 as follows: $57.2 for excess tax basis in deconsolidated subsidiaries that was re-allocated against investments in consolidated subsidiaries, $15.3 for reduction of future tax benefits anticipated for state deferred tax assets, $11.7 of other Deferred Tax Assets and a reduction of $8.8 of Deferred Tax Assets associated with the repatriation of earnings from consolidated subsidiaries.

In 2017, as a result of the enactment of the Tax Cuts and Jobs Act in the U.S., the Company recognized a net income tax benefit of $29.9 associated with the following items which are reflected in the “U.S. Tax Reform” line above: $33.5 for a valuation allowance release associated with minimum tax credits which can be utilized and/or refunded in the future and $3.6 for an uncertain tax position for potential withholding taxes on the repatriation of unremitted earnings. In addition, there was no impact on our financial position or results associated with each of the following: a write-off of deferred tax assets and their associated valuation allowance of $161.4 due to the rate change from 35% to 21%; a reversal of deferred tax liabilities and

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

recording of a valuation allowance of $66.7 associated with unremitted earnings; establishment of deferred tax assets for other miscellaneous withholding tax items and their associated valuation allowance of $5.5; and a one-time tax on offshore earnings and the associated utilization of foreign tax credits of $2.9.

Included in the net change in valuation allowance noted above for 2017, we released valuation allowances of $25.5 associated with a number of markets in Europe, Middle East & Africa as a result of a business model change related to the move of the Company's headquarters from the U.S. to the UK.

Deferred tax assets (liabilities) at December 31 consisted of the following:

	2018	2017
Deferred tax assets:
Tax loss and deduction carryforwards	$2,144.3	$2,022.1
Tax credit carryforwards	830.5	981.0
All other future deductions	560.8	471.0
Valuation allowance	(3,257.5)	(3,217.7)
Total deferred tax assets	278.1	256.4
Deferred tax liabilities	$(85.1)	$(74.9)
Net deferred tax assets	$193.0	$181.5

Deferred tax assets (liabilities) at December 31 were classified as follows:

	2018	2017
Deferred tax assets:
Other assets	$212.6	$203.8
Total deferred tax assets	212.6	203.8
Deferred tax liabilities:
Long-term income taxes	$(19.6)	$(22.3)
Total deferred tax liabilities	(19.6)	(22.3)
Net deferred tax assets	$193.0	$181.5

During 2018, the Company also recorded a net increase to its valuation allowance of $45.6 in income tax expense primarily for deferred tax assets generated in 2018 that are not currently more likely than not to be realized. In the future, the Company will continue to evaluate whether its financial results will allow for the valuation allowances to be released. Release of the valuation allowance in the future would occur when the deferred tax assets associated with the valuation allowance are determined to be more likely than not of being realized.

At December 31, 2018, exclusive of ASU 2013-11 reductions, we had recognized deferred tax assets of $842.5 relating to tax credit carryforwards (U.S. foreign tax credits, minimum tax credits, research and experimentation credits and other tax credits) for which a valuation allowance of $812.5 has been provided. The tax credit carryforwards consist of U.S. foreign tax credits of $793.8 which are subject to expiration between 2020 and 2027; U.S. minimum tax credits of $18.0 which are not subject to expiration; U.S. research and experimentation credits of $21.0 which are subject to expiration between 2027 and 2038 and other tax credits of $9.7 which are subject to expiration between 2019 and 2033.

At December 31, 2018, exclusive of ASU 2013-11 reductions, we had recognized deferred tax assets of $2,166.2 relating to foreign and state tax loss carryforwards for which a valuation allowance of $2,073.3 has been provided. The deferred tax assets relating to tax loss carryforwards consist of $2,045.5 of foreign tax loss carryforwards, for which a valuation allowance of $1,974.5 has been provided, and $98.8 of state tax loss carryforwards, for which a valuation allowance of $98.8 has been provided.

The foreign tax loss carryforwards at December 31, 2018 were $8,616.2, of which $6,927.5 are not subject to expiration and $1,688.7 are subject to expiration between 2019 and 2048. The state tax loss carryforwards at December 31, 2018, after taking into consideration the estimated effects of pre-apportionment states, were $1,396.7 which are subject to expiration between 2019 and 2038.

At December 31, 2018, as a result of our U.S. liquidity profile, we continue to assert that our foreign earnings are not indefinitely reinvested. Accordingly, we adjusted our deferred tax liability to account for our 2018 undistributed earnings of foreign subsidiaries and for the tax effect of earnings that were actually repatriated to the U.S. during the year. The net impact on the deferred tax liability associated with the Company’s undistributed earnings is a decrease of $5.1, resulting in a deferred

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

tax liability balance of $17.5 related to the incremental tax cost on approximately $1.1 billion of undistributed foreign earnings at December 31, 2018.

At December 31, 2018, the valuation allowance primarily represents amounts for substantially all U.S. deferred tax assets, certain foreign tax loss carryforwards and certain other foreign deferred tax assets. The recognition of deferred tax assets was based on the evaluation of current and estimated future profitability of the operations, reversal of deferred tax liabilities and the likelihood of utilizing tax credit and/or loss carryforwards. Tax planning strategies were also considered and evaluated as support for the realization of deferred tax assets. Where these sources of income existed along with sufficient positive evidence that indicated it was more likely than not that such sources of income could be relied upon, then the deferred tax assets were not reduced by a valuation allowance.

Uncertain Tax Positions

At December 31, 2018, we had $137.6 of total gross unrecognized tax benefits of which approximately $123.2 would favorably impact the provision for income taxes, if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2015	$53.0
Additions based on tax positions related to the current year	1.8
Additions for tax positions of prior years	9.4
Reductions for tax positions of prior years	(2.8)
Reductions due to lapse of statute of limitations	(.7)
Reductions due to settlements with tax authorities	(2.0)
Balance at December 31, 2016	58.7
Additions based on tax positions related to the current year	1.4
Additions for tax positions of prior years	17.6
Reductions for tax positions of prior years	(7.9)
Reductions due to lapse of statute of limitations	(3.1)
Reductions due to settlements with tax authorities	(18.0)
Balance at December 31, 2017	48.6
Additions based on tax positions related to the current year	43.6
Additions for tax positions of prior years	65.5
Reductions for tax positions of prior years	(3.7)
Reductions due to lapse of statute of limitations	(.9)
Reductions due to settlements with tax authorities	(15.4)
Balance at December 31, 2018	$137.6

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. We reversed previously recorded expenses for interest and penalties, net of taxes by $1.3 during the year ended December 31, 2018, and recorded expenses of $0.0 and $2.5 for interest and penalties, net of taxes during the years ended December 31, 2017 and 2016, respectively. At December 31, 2018 and December 31, 2017 we had $7.4 and $9.9, respectively, recorded for interest and penalties, net of tax benefit. The unrecognized tax benefits, including interest and penalties, were classified within long-term income taxes in our Consolidated Balance Sheets.

F-32

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We file income tax returns in the U.S. and foreign jurisdictions. As of December 31, 2018, the tax years that remained subject to examination by major tax jurisdiction for our most significant subsidiaries were as follows:

Jurisdiction	Open Years
Brazil	2013-2018
Mexico	2013-2018
Philippines	2014-2018
Poland	2013-2018
Russia	2017-2018
United Kingdom	2017-2018
United States (Federal)	2017-2018

We anticipate that it is reasonably possible that the total amount of unrecognized tax benefits will not change materially within the next twelve months.

Given the timing of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, the SEC issued guidance under SAB 118 directing taxpayers to consider the impact of the new legislation as “provisional” when it does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effects resulting from the change in law. As of December 22, 2017, except for the impact of remeasuring our deferred tax assets at the 21% rate, we accounted for all other impacts of the new legislation, including but not limited to effects on existing deferred taxes and valuation allowances, a one-time tax on offshore earnings, potential changes to and impact of our indefinite reinvestment assertion, and the measurement of deferred taxes on foreign unremitted earnings, on a provisional basis on our financial statements. The amounts reported at that time represented our best estimate given the data we had available and based on our interpretation of the U.S. legislation. During 2018, the U.S. Treasury issued various guidance on the application of certain provisions that may impact our calculations. As of December 31, 2018, the Company completed its accounting for the impact of the Tax Cuts and Jobs Act including any necessary adjustments to the “provisional” amounts previously recorded. The recording of the additional adjustments had no material impact on our financial position or results.

NOTE 11. Financial Instruments and Risk Management

We operate globally, with manufacturing and distribution facilities in various countries around the world. We may reduce our exposure to fluctuations in the fair value and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. If we use foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of our existing and forecasted transactions, we would expect that any gain or loss in value of the hedge instruments generally would be offset by decreases or increases in the value of the underlying transactions.

We do not enter into derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. The master agreements governing our derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if we were to merge with another entity and the creditworthiness of the surviving entity were to be "materially weaker" than that of Avon prior to the merger.

Derivatives are recognized in our Consolidated Balance Sheets at their fair values. The fair value of derivative instruments outstanding were immaterial at December 31, 2018 and 2017.

Interest Rate Risk

A portion of our borrowings is subject to interest rate risk. In the past we have used interest-rate swap agreements, which effectively converted the fixed rate on long-term debt to a floating interest rate, to manage our interest rate exposure. The agreements were designated as fair value hedges. At December 31, 2018 and 2017, we do not have any interest-rate swap agreements. Approximately 1% of our debt portfolio at December 31, 2018 and 2017, respectively, was exposed to floating interest rates.

In January 2013, we terminated eight of our interest-rate swap agreements previously designated as fair value hedges, with notional amounts totaling $1,000. As of the interest-rate swap agreements’ termination date, the aggregate favorable adjustment to the carrying value (deferred gain) of our debt was $90.4, which was amortized as a reduction to interest expense over the remaining term of the underlying debt obligations. During the year ended December 31, 2016, the net impact of the gain amortization was $35.4, including $23.6 related to the extinguishment of debt (see Note 8, Debt and Other Financing). At December 31, 2018, there is no unamortized deferred gain associated with the January 2013 interest-rate swap termination, as the underlying debt obligations have been paid.

F-33

In March 2012, we terminated two of our interest-rate swap agreements previously designated as fair value hedges, with notional amounts totaling $350. As of the interest-rate swap agreements’ termination date, the aggregate favorable adjustment to the carrying value (deferred gain) of our debt was $46.1, which is being amortized as a reduction to interest expense over the remaining term of the underlying debt obligations through March 2019. During the years ended December 31, 2018 and 2017, the net impact of the gain amortization was $6.0 and $4.9, respectively, including $3.6 related to the extinguishment of debt during the year ended December 31, 2018 (see Note 8, Debt and Other Financing). At December 31, 2018, there was no unamortized deferred gain associated with the March 2012 interest-rate swap termination, as the underlying debt obligations have been paid.

Foreign Currency Risk

We may use foreign exchange forward contracts to manage a portion of our foreign currency exchange rate exposures. At December 31, 2018, we had outstanding foreign exchange forward contracts with notional amounts totaling approximately $1,275 for various currencies, of which $22 were designated as cash flow hedges.

We may use foreign exchange forward contracts to manage foreign currency exposure of certain intercompany loans. The change in fair value of these contracts is immediately recognized in earnings and substantially offsets the foreign currency impact recognized in earnings relating to the associated intercompany loans. During the years ended December 31, 2018 and 2017, we recorded a gain of $1.5 and a gain of $3.0, respectively, in other expense, net in our Consolidated Statements of Operations related to these undesignated foreign exchange forward contracts. Also during the years ended December 31, 2018 and 2017, we recorded a gain of $2.2 and a loss of $5.2, respectively, related to the associated intercompany loans, caused by changes in foreign currency exchange rates.

We initiated a new hedging program to hedge foreign exchange risk relating to forecasted transactions during the third quarter of 2018. This did not have a material impact on our Consolidated Financial Statements.

Credit Risk of Financial Instruments

At times, we attempt to minimize our credit exposure to counterparties by entering into derivative transactions and similar agreements with major international financial institutions with "A-" or higher credit ratings as issued by Standard & Poor’s Corporation. Our foreign currency derivatives are typically comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

Non-performance of the counterparties on the balance of all the foreign exchange agreements would have resulted in a write-off of $1.3 at December 31, 2018. In addition, in the event of non-performance by such counterparties, we would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange rates.

NOTE 12. Fair Value

Assets and Liabilities Recorded at Fair Value

The fair value measurement provisions required by GAAP establish a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3 - Unobservable inputs based on our own assumptions.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Other than our defined benefit pension and postretirement plan assets, the assets and liabilities measured at fair value on a recurring basis are comprised of foreign exchange forward contracts (see Note 11, Financial Instruments and Risk Management) and available-for-sale securities, which were immaterial at December 31, 2018 and 2017. See Note 14, Employee Benefit Plans, for the fair value hierarchy for our plan assets. The available-for-sale securities include securities held in a trust in order to fund future benefit payments for non-qualified retirement plans (see Note 14, Employee Benefit Plans).

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, available-for-sale securities, short-term investments, accounts receivable, debt maturing within one year, accounts payable, long-term debt and foreign exchange forward contracts. The

F-34

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

carrying value for cash and cash equivalents, accounts receivable, accounts payable and short-term investments approximate fair value because of the short-term nature of these instruments.

The net asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of our remaining financial instruments at December 31 consisted of the following:

	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Available-for-sale securities	$3.8	$3.8	$3.7	$3.7
Debt maturing within one year(1)	(12.0)	(12.0)	(25.7)	(25.7)
Long-term debt(1)	(1,581.6)	(1,460.2)	(1,872.2)	(1,718.6)
Foreign exchange forward contracts	(5.1)	(5.1)	—	—

(1) The carrying value of debt maturing within one year and long-term debt is presented net of debt issuance costs and includes any related discount or premium and unamortized deferred gains on terminated interest-rate swap agreements, as applicable.

The methods and assumptions used to estimate fair value are as follows:

•	Available-for-sale securities - The fair values of these investments were the quoted market prices for issues listed on securities exchanges.

•	Debt maturing within one year and long-term debt - The fair values of our debt and other financing were determined using Level 2 inputs based on indicative market prices.

•	Foreign exchange forward contracts - The fair values of forward contracts were estimated based on quoted forward foreign exchange prices at the reporting date.

NOTE 13. Share-Based Compensation Plans

The Avon Products, Inc. 2013 Stock Incentive Plan, as amended and restated (the “2013 Plan”) and the Avon Products, Inc. 2016 Omnibus Incentive Plan (the "2016 Plan"), which are shareholder-approved plans, provide for several types of share-based incentive compensation awards including stock options, restricted stock, restricted stock units and performance restricted stock units. Following shareholder approval of the 2016 Plan in May 2016, there were no further awards made under the 2013 Plan. Under the 2013 Plan, the maximum number of shares that may be awarded is 55,000,000 shares, where the maximum number of shares are reduced as follows: (i) in the case of the grant of an award of an option or stock appreciation right ("SAR"), by each share subject to such an award and (ii) in the case of the grant of an award payable in shares other than an option or SAR by 3.13 multiplied by each share subject to such an award. Under the 2016 Plan, the maximum number of shares that may be awarded is 48,000,000 shares, where the maximum number of shares are reduced as follows: (i) in the case of the grant of an award of an option or SAR, by each share subject to such an award and (ii) in the case of the grant of an award payable in shares other than an option or SAR by 2.4 multiplied by each share subject to such an award. Shares issued under share-based awards will be primarily funded with issuance of new shares.

We have issued stock options under the 2016 Plan, and restricted stock units and performance restricted stock units under the 2013 Plan and the 2016 Plan. We also have outstanding stock options under our prior shareholder-approved plans. Stock option awards are granted with an exercise price generally at a premium to the closing market price of our stock at the date of grant. Stock options generally vest in thirds over the three-year period following each option grant date and have ten-year contractual terms. Restricted stock units granted to Associates generally vest and settle after three years. Restricted stock units awarded to non-management directors vest in approximately one year and settle upon a director's departure from the Board of Directors. Performance restricted stock units generally vest after three years only upon the satisfaction of certain performance conditions.

For the years ended December 31:

	2018	2017	2016
Compensation cost for stock options, performance restricted stock units and restricted stock units	$13.8	$24.2	$24.0
Total income tax benefit recognized for share-based arrangements	2.0	1.4	1.9

All of the compensation cost for stock options, performance restricted stock units and restricted stock units, including those that will be funded with treasury shares, for 2018, 2017 and 2016 was recorded in SG&A expenses in our Consolidated Statements of Operations.

F-35

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Options

During 2018, 2017 and 2016, we granted premium-priced stock options, in which the exercise price was equal to a 25% premium and 30% premium, respectively, from the closing market price of our stock price at the date of grant. The premium-priced stock options vest on a three-year graded vesting schedule. The fair value of each premium-priced stock option is estimated on the date of grant using a Monte-Carlo simulation. When estimating the fair value of each option, we used the following weighted-average assumptions for options granted during the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Risk-free rate(1)	2.7%	2.1%	1.6%
Expected term(2)	7 years	7 years	7 years
Expected Avon volatility(3)	42%	41%	39%
Expected dividends	—%	—%	—%

(1)	The risk-free rate was based upon the rate on a zero coupon U.S. Treasury bill, for periods within the contractual life of the option, in effect at the time of grant.

(2)	The expected term of the option was based on the vesting terms of the respective option and a contractual life of 10 years.

(3)	Expected Avon volatility was based on the daily historical volatility of our stock price, over a period similar to the expected life of the option.

The weighted-average grant-date fair value per share of options granted were $1.04, $1.54 and $1.37 during 2018, 2017 and 2016, respectively.

A summary of stock options as of December 31, 2018, and changes during 2018, is as follows:

	Shares (in 000’s)	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2018	17,165	$14.95
Granted	5,952	3.49
Exercised	—	—
Forfeited	1,082	5.82
Expired	3,073	34.27
Outstanding at December 31, 2018	18,962	$9.05	6.4	$—
Exercisable at December 31, 2018	8,679	$14.05	4.1	$—

We recognize expense on stock options using a graded vesting method, which recognizes the associated expense based on the timing of option vesting dates. At December 31, 2018, there was $6.1 of unrecognized compensation cost related to stock options outstanding. That cost is expected to be recognized over a weighted-average period of 1.8 years.

There were no stock options exercised during 2018, 2017 or 2016.

Restricted Stock Units and Performance Restricted Stock Units

During 2018, 2017 and 2016, we granted performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of our common stock against companies included in the S&P 400 index as of the date of grant over a three year performance period ("2018 PRSUs", "2017 PRSUs" and "2016 PRSUs", respectively). The grant date fair value per share of these awards already reflects the estimated probability of achieving the market condition, and therefore we record the expense ratably over the performance period.

During 2015, we granted performance restricted stock units that would vest and settle after three years only upon the satisfaction of certain performance conditions over two years ("2015 PRSUs"). In addition, if the performance conditions are achieved above target, these performance restricted stock units are subject to a market condition in which the number of performance restricted stock units that vest will be limited to the target amount if the Company’s absolute total shareholder return during the three-year service period is negative. We have adjusted the compensation cost recognized to-date to reflect our performance, which reflects an estimated payout below target, and as such, the absolute total shareholder return market condition will not impact the number of performance restricted stock units that vest.

The fair value of the 2018 PRSUs, 2017 PRSUs, 2016 PRSUs and 2015 PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on the Company's share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of the stock of the Company. When estimating the fair

F-36

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

value of the 2018 PRSUs, 2017 PRSUs, 2016 PRSUs and the 2015 PRSUs, we used the following weighted-average assumptions:

	2018 PRSUs	2017 PRSUs	2016 PRSUs	2015 PRSUs
Risk-free rate(1)	2.5%	1.6%	1.1%	1.1%
Expected Avon volatility(2)	61.4%	61%	56%	38%
Expected average volatility(3)	29.5%	29%	28%	N/A
Expected dividends	—%	—%	—%	3%

(1)	The risk-free rate was based upon the rate on a zero coupon U.S. Treasury bill, for periods within the three year performance period, in effect at the time of grant.

(2)	Expected Avon volatility was based on the weekly historical volatility of our stock price, over a period similar to the three year performance period of the 2018 PRSUs, 2017 PRSUs and 2016 PRSUs and the three year service period of the 2016 PRSUs.

(3)	Expected average volatility was based on the weekly historical volatility of the stock prices of each member of companies included in the S&P 400 index as of the date of the grant, over a period similar to the three year performance period of the 2018 PRSUs. 2017 PRSUs and 2016 PRSUs.

The weighted-average grant-date fair value per share of the 2018 PRSUs, 2017 PRSUs, 2016 PRSUs and 2015 PRSUs was $2.63, $4.52, $4.42 and $7.49 respectively.

A summary of restricted stock units at December 31, 2018, and changes during 2018, is as follows:

	Restricted Stock Units (in 000’s)	Weighted-Average Grant-Date Fair Value
January 1, 2018	4,804	$5.26
Granted	2,433	2.61
Vested	(1,705)	7.06
Forfeited	(534)	4.45
December 31, 2018	4,998	$3.37

A summary of performance restricted stock units at December 31, 2018, and changes during 2018, is as follows:

	Performance Restricted Stock Units (in 000’s)	Weighted-Average Grant-Date Fair Value
January 1, 2018(1)	4,356	$5.50
Granted	1,301	2.93
Vested	(986)	7.49
Forfeited	(1,494)	5.93
December 31, 2018(1)	3,177	$3.76

(1) Based on initial target payout.

The total fair value of restricted stock units and performance restricted stock units that vested during 2018 was $7.2, based upon market prices on the vesting dates. At December 31, 2018, there was $9.5 of unrecognized compensation cost related to these restricted stock units and performance restricted stock units compensation arrangements outstanding. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Later in 2015, we granted 1,123,183 performance restricted stock units that vested and settled in 2016 only upon the satisfaction of certain performance conditions through 2015. The terms of this award did not result in a fair value measurement date until 2016. During 2016 we recognized compensation cost of $2.0 for these performance restricted stock units. As this award vested and settled in 2016, no additional compensation cost was recognized in 2018 and 2017.

Restricted Stock Units and Performance Restricted Stock Units Funded With Treasury Shares

In March 2018, we granted 200,000 performance restricted stock units that will be funded with treasury shares, outside of the 2016 Plan, in reliance upon The New York Stock Exchange rules. These performance restricted stock units have a weighted-average grant-date fair value of $2.79 and would vest and settle after three years only upon the satisfaction of certain performance conditions over one year. During 2018, none of these performance restricted stock units vested, and 200,000

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performance restricted stock units were outstanding at December 31, 2018. During 2018, we recognized compensation cost of $.1 for these performance restricted stock units. At December 31, 2018, there was $.4 unrecognized compensation cost related to these performance restricted stock units.

In February 2018 we granted 600,000 restricted stock units that will be funded from treasury shares, outside of our shareholder-approved plans, in reliance upon The New York Stock Exchange rules. The restricted stock units granted in February 2018 have a weighted-average grant-date fair value of $2.25 and vest and settle in full after three years. During 2018, none of these restricted stock units vested, and there were 600,000 restricted stock units outstanding at December 31, 2018. During 2018 we recognized compensation cost of $.4 for these restricted stock units. At December 31, 2018, there was $.9 unrecognized compensation cost related to these restricted stock units.

In March 2015, we granted 121,951 performance restricted stock units that will be funded with treasury shares, outside of the 2013 Plan, in reliance upon The New York Stock Exchange rules. These performance restricted stock units have a weighted-average grant-date fair value of $7.49 and the same terms exist for these awards as the 2015 PRSUs discussed above. During 2018, 121951 of these restricted stock units vested, and no performance restricted stock units were outstanding at December 31, 2018. During 2018, 2017 and 2016, we recognized compensation cost of $.0, $.1 and $.1, respectively, for these performance restricted stock units. At December 31, 2018, there was no unrecognized compensation cost related to these performance restricted stock units.

In March 2015 and April 2012, we granted 489,596 and 200,000 restricted stock units, respectively, that will be funded with treasury shares, outside of our shareholder-approved plans, in reliance upon The New York Stock Exchange rules. The restricted stock units granted in March 2015 have a weighted-average grant-date fair value of $9.00 and vest and settle ratably over three years. The restricted stock units granted in April 2012 had a weighted-average grant-date fair value of $21.69 and vested and settled ratably over five years. During 2018, 163,198 of these restricted stock units vested, and there were no restricted stock units were outstanding at December 31, 2018. During 2018, 2017 and 2016, we recognized compensation cost of $.1, $.8 and $1.7, respectively, for these restricted stock units. At December 31, 2018, there was no unrecognized compensation cost related to these restricted stock units as the awards had vested.

NOTE 14. Employee Benefit Plans

Defined Contribution Plans

We offer a defined contribution plan for employees in the United Kingdom ("UK"), which allows eligible participants to contribute eligible compensation through payroll deductions. We double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. We made matching contributions in cash to the UK defined contribution plan of $5.9 in 2018, $6.7 in 2017 and $6.5 in 2016, which follow the same investment allocation that the participant has selected for his or her own contributions.

We also offer a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the "PSA"), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. We match employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. We made matching contributions in cash to the PSA of $2.2 in 2018, $2.6 in 2017 and $3.8 in 2016, which follow the same investment allocation that the participant has selected for his or her own contributions. Prior to the separation of the North America business, the costs associated with the contributions to the PSA were allocated between Discontinued Operations and Global as the plan included both North America and U.S. Corporate Avon associates. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale.

For U.S.-based employees hired on or after January 1, 2015, we made additional contributions to a Retirement Savings Account ("RSA") within the PSA. Such contributions will range from 3% to 6% of a participant's eligible compensation depending on the sum of the participant's age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined Benefit Pension and Postretirement Plans

Avon and certain subsidiaries have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements. Plans are funded based on legal requirements and cash flow.

Our largest non-U.S. defined benefit pension plan is in the UK. The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The U.S. defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for U.S.-based employees hired on or after January 1, 2015 will be provided solely through the PSA, as described above.

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As part of the separation of the North America business, in 2016 we transferred $499.6 of pension liabilities under the PRA associated with current and former employees of the North America business and certain other former Avon employees, along with $355.9 of assets held by the PRA, to a defined benefit pension plan sponsored by New Avon. We also transferred $60.4 of other postretirement liabilities (namely, retiree medical and supplemental pension liabilities) in respect of such employees and former employees. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale. We continue to retain certain U.S. pension and other postretirement liabilities primarily associated with employees who are actively employed by Avon in the U.S. providing services other than with respect to the North America business. Prior to this separation, our net periodic benefit costs for the U.S. pension and postretirement benefit plans were allocated between Discontinued Operations and Global as the plan included both North America and U.S. Corporate Avon associates.

We provide health care benefits, subject to certain limitations, to certain retired associates in the U.S. and certain foreign countries. In the U.S., such health care benefits for Corporate Avon associates hired on or before January 1, 2005 are in the form of a health reimbursement account. U.S. Corporate Avon associates hired after January 1, 2005 are not eligible for retiree health care benefits. Certain retiree health care obligations for current and former employees of the North America business and certain other former Avon employees based in the U.S. were transferred to New Avon.

We recognize the funded status of defined benefit pension and other postretirement benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The recognition of prior service costs or credits and net actuarial gains or losses, as well as subsequent changes in the funded status, are recognized as components of AOCI, net of tax, in shareholders’ equity, until they are amortized as a component of net periodic benefit cost. We recognize prior service costs or credits and actuarial gains and losses beyond a 10% corridor to earnings based on the estimated future service period of the participants. The determination of the 10% corridor utilizes a calculated value of plan assets for our more significant plans, whereby gains and losses are smoothed over three- and five-year periods.

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Reconciliation of Benefit Obligations, Plan Assets and Funded Status

The following table summarizes changes in the benefit obligation, plan assets and the funded status of our significant defined benefit pension and postretirement plans. We use a December 31 measurement date for all of our employee benefit plans.

	Pension Plans
	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2018	2017	2018	2017	2018	2017
Change in Benefit Obligation:
Beginning balance	$(88.9)	$(87.6)	$(714.2)	$(652.9)	$(28.2)	$(26.0)
Service cost	(2.9)	(4.3)	(4.7)	(4.6)	(.1)	(.1)
Interest cost	(2.3)	(3.0)	(15.4)	(18.0)	(1.1)	(1.3)
Actuarial (loss) gain	9.9	.6	47.4	(15.5)	1.2	.3
Benefits paid	7.8	5.4	35.5	42.5	1.4	.4
Actual expenses and taxes	—	—	0.5	—	—	—
Plan amendments	—	—	(2.2)	—	—	—
Curtailments	1.7	—	—	—	—	—
Settlements	—	—	2.6	—	—	—
Special termination benefits	—	—	—	—	(.1)	—
Foreign currency changes and other	—	—	33.5	(65.7)	.9	(1.5)
Ending balance	$(74.7)	$(88.9)	$(617.0)	$(714.2)	$(26.0)	$(28.2)
Change in Plan Assets:
Beginning balance	$63.1	$51.4	$705.4	$613.7	$—	$—
Actual return on plan assets	(5.4)	5.5	(27.7)	49.9	—	—
Company contributions	12.8	11.6	11.6	19.7	1.4	.4
Benefits paid	(7.8)	(5.4)	(35.5)	(42.5)	(1.4)	(.4)
Settlements	—	—	(2.6)	—	—	—
Foreign currency changes and other	—	—	(35.4)	64.6	—	—
Ending balance	$62.7	$63.1	$615.8	$705.4	$—	$—
Funded Status:
Funded status at end of year	$(12.0)	$(25.8)	$(1.2)	$(8.8)	$(26.0)	$(28.2)
Amount Recognized in Balance Sheet:
Other assets	$—	$—	$88.1	$82.0	$—	$—
Accrued compensation	(1.0)	(1.0)	(2.8)	(2.2)	(4.5)	(2.7)
Employee benefit plans liability	(11.0)	(24.8)	(86.5)	(88.6)	(21.5)	(25.5)
Net amount recognized	$(12.0)	$(25.8)	$(1.2)	$(8.8)	$(26.0)	$(28.2)
Pretax Amounts Recognized in Accumulated Other Comprehensive Loss:
Net actuarial loss	$33.1	$41.4	$173.6	$176.8	$—	$1.2
Prior service (credit) cost	(.1)	(.2)	1.3	(.9)	.6	(1.3)
Total pretax amount recognized	$33.0	$41.2	$174.9	$175.9	$.6	$(.1)
Supplemental Information:
Accumulated benefit obligation	$72.7	$85.9	$179.9	$199.8	N/A	N/A
Plans with Projected Benefit Obligation in Excess of Plan Assets:
Projected benefit obligation	$74.7	$88.9	$195.3	$216.7	N/A	N/A
Fair value plan assets	62.7	63.1	106.0	125.9	N/A	N/A
Plans with Accumulated Benefit Obligation in Excess of Plan Assets:
Projected benefit obligation	$74.7	$88.9	$185.7	$202.0	N/A	N/A
Accumulated benefit obligation	72.7	85.9	174.6	191.9	N/A	N/A
Fair value plan assets	62.7	63.1	98.0	114.0	N/A	N/A

The U.S. pension plans include a funded qualified plan (the PRA) and unfunded non-qualified plans. At December 31, 2018, the PRA had benefit obligations of $65.4 and plan assets of $62.7. At December 31, 2017, the PRA had benefit obligations of $76.7 and plan assets of $63.0. We believe we have adequate investments and cash flows to fund the liabilities associated with the unfunded non-qualified plans. The Non-U.S. pension plans include a funded qualified pension plan in the UK. At December 31, 2018, the UK qualified pension plan had benefit obligations of $416.5 and plan assets of $501.7. At December 31, 2017, the UK qualified pension plan had benefit obligations of $494.0 and plan assets of $573.6.

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Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Loss

	Pension Benefits
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Net Periodic Benefit Cost:
Service cost	$2.9	$4.3	$6.4	$4.7	$4.6	$5.0	$.1	$.1	$.1
Interest cost	2.3	3.0	6.5	15.4	18.0	21.8	1.1	1.3	1.7
Expected return on plan assets	(3.5)	(3.2)	(8.2)	(31.9)	(28.2)	(33.0)	—	—	—
Amortization of prior service credit	—	(.1)	(.2)	(.1)	(.1)	(.1)	(.4)	(.3)	(1.2)
Amortization of net actuarial losses	4.1	5.2	10.8	6.8	7.6	6.5	—	.1	.3
Settlements/curtailments	1.4	—	.1	(.4)	3.7	.3	(.3)	—	(.1)
Other	—	—	—		(.7)	—	.1	1.6	—
Net periodic benefit cost(1)	$7.2	$9.2	$15.4	$(5.5)	$4.9	$.5	$.7	$2.8	$.8
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Actuarial (gains) losses	$(2.8)	$(2.9)	$13.6	$12.2	$(7.4)	$(24.6)	$(1.2)	$(.3)	$(2.6)
Prior service cost (credit)	—	—	—	2.2	—	—	—		1.0
Amortization of prior service credit	.1	.1	1.3	.1	.1	.1	.6	.3	26.7
Amortization of net actuarial losses	(5.6)	(5.2)	(274.4)	(6.4)	(11.3)	(7.8)	—	(.1)	(11.3)
Foreign currency changes	—	—	—	(9.1)	18.9	(29.6)	—	—	(.1)
Total recognized in other comprehensive (loss) income*	$(8.3)	$(8.0)	$(259.5)	$(1.0)	$.3	$(61.9)	$(.6)	$(.1)	$13.7
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(1.1)	$1.2	$(244.1)	$(6.5)	$5.2	$(61.4)	$.1	$2.7	$14.5

(1) Includes $4.4 of the U.S. pension plans in 2016, and immaterial amounts of the postretirement benefit plans (related to the U.S.) in 2016, which are included in discontinued operations. Amounts associated with the pension and postretirement benefit plans in Canada and the postretirement benefit plan in Puerto Rico, which are included in discontinued operations, have been excluded from all amounts in the table above.

* Amounts represent the pre-tax effect classified within other comprehensive (loss) income. The net of tax amounts are classified within our Consolidated Statements of Comprehensive Income (Loss).

In addition to the amounts in the table above, during the second quarter of 2017, we recorded an $18.2 charge for a loss contingency related to a non-U.S. pension plan, for which an amendment to the plan that occurred in a prior year may not have been appropriately implemented.

The amounts in AOCI that are expected to be recognized as components of net periodic benefit cost during 2019 are as follows:

	Pension Benefits
	U.S. Plans	Non-U.S. Plans	Postretirement Benefits
Net actuarial loss	$3.0	$5.0	$—
Prior service credit	—	—	(.2)

Assumptions

Weighted-average assumptions used to determine benefit obligations recorded in our Consolidated Balance Sheets as of December 31 were as follows:

	Pension Benefits				Postretirement
	U.S. Plans		Non-U.S. Plans		Benefits
	2018	2017	2018	2017	2018	2017
Discount rate	4.24%	3.48%	2.91%	2.56%	5.17%	4.75%
Rate of compensation increase	4.00%	4.00%	2.69%	2.71%	N/A	N/A

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The discount rate used for determining the present value of future pension obligations for each individual defined benefit pension plan is based on a review of bonds that receive a high-quality rating from a recognized rating agency. The discount rates for our more significant plans, including the UK defined benefit pension plan and the PRA, were based on the internal rates of return for a portfolio of high-quality bonds with maturities that are consistent with the projected future benefit payment obligations of each plan. The weighted-average discount rate for U.S. and non-U.S. defined benefit pension plans determined on this basis has increased to 3.06% at December 31, 2018, from 2.66% at December 31, 2017.

Effective as of January 1, 2018, we changed the method we use to estimate the service and interest cost components of net periodic benefit cost for the PRA and the majority of our significant non-U.S. pension plans, including the UK defined benefit pension plan. Historically, including in 2017, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Beginning in 2018, we have elected to use a full yield curve approach in the estimation of these components of net periodic benefit cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates, which we believe results in a more precise measurement of service and interest costs.

Weighted-average assumptions used to determine net benefit cost recorded in our Consolidated Statements of Operations for the years ended December 31 were as follows:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Discount rate	3.48%	3.67%	4.19%	2.56%	2.69%	3.58%	4.75%	5.33%	4.50%
Rate of compensation increase	4.00%	4.00%	4.00%	2.71%	2.79%	2.94%	N/A	N/A	N/A
Rate of return on assets	5.50%	5.50%	7.00%	5.20%	5.09%	6.40%	N/A	N/A	N/A

In determining the long-term rates of return, we consider the nature of each plan’s investments, an expectation for each plan’s investment strategies, historical rates of return and current economic forecasts, among other factors. We generally evaluate the expected rate of return on plan assets annually and adjust as necessary. In determining the net cost for the year ended December 31, 2018, the assumed rate of return on assets globally was 5.23%, which represents the weighted-average rate of return on all plan assets. Amounts associated with the pension and postretirement benefit plans in Canada and the postretirement benefit plan in Puerto Rico, which are associated with discontinued operations, have been excluded from all amounts above.

A significant portion of our pension plan assets relate to the UK defined benefit pension plan. The assumed rate of return for determining 2018 net periodic benefit cost for the UK defined benefit pension plan was 5.20%. In addition, the 2018 rate of return assumption for the UK defined benefit pension plan was based on an asset allocation of approximately 80% in corporate and government bonds and mortgage-backed securities (which are expected to earn approximately 2% to 4% in the long-term) and approximately 20% in equity securities, emerging market debt and high yield securities (which are expected to earn approximately 5% to 9% in the long-term). In addition to the physical assets, the asset portfolio for the UK defined benefit pension plan has derivative instruments which increase our exposure to fixed income (in order to better match liabilities) and, to a lesser extent, impact our equity exposure.

Historically, the pension plan with the most significant pension plan assets was the PRA. The assumed rate of return for determining 2018 net periodic benefit cost for the PRA was 5.50%. In addition, the 2018 rate of return assumption for the PRA was based on an asset allocation of approximately 70% in corporate and government bonds (which are expected to earn approximately 3% to 5% in the long-term) and approximately 30% in equity securities (which are expected to earn approximately 6% to 8% in the long-term).

Similar assessments were performed in determining rates of return on other non-U.S. defined benefit pension plan assets, to arrive at our weighted-average assumed rate of return of 5.20% for determining 2018 net cost for all non-US defined benefit pension plan assets.

Plan Assets

Our U.S. and non-U.S. funded defined benefit pension plans target and weighted-average asset allocations at December 31, 2018 and 2017, by asset category were as follows:

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	U.S. Pension Plan			Non-U.S. Pension Plans
	% of Plan Assets			% of Plan Assets
	Target	at Year-End		Target	at Year-End
Asset Category	2019	2018	2017	2019	2018	2017
Equity securities	30%	30%	30%	15%	16%	18%
Debt securities	70	70	70	80	79	77
Other	—	—	—	5	5	6
Total	100%	100%	100%	100%	100%	100%

The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2018 :

	U.S. Pension Plan
Asset Category	Level 1	Level 2	Total
Equity Securities:
Domestic equity	$—	$8.4	$8.4
International equity	—	6.3	6.3
Emerging markets	—	1.8	1.8
	—	16.5	16.5
Fixed Income Securities:
Corporate bonds	—	32.2	32.2
Government securities	—	13.3	13.3
	—	45.5	45.5
Cash	.7		.7
Total	$.7	$62.0	$62.7

	Non-U.S. Pension Plans
Asset Category	Level 1	Level 2	Level 3	Total
Equity Securities:
Domestic equity	$—	$25.8	$—	$25.8
International equity	—	72.5	—	72.5
	—	98.3	—	98.3
Fixed Income Securities:
Corporate bonds	—	212.7	—	212.7
Government securities	—	201.7	—	201.7
Other	—	70.1	—	70.1
	—	484.5	—	484.5
Other
Cash	35.1	—	—	35.1
Derivatives	—	(4.1)	—	(4.1)
Real estate	—	—	2.0	2.0
Other	—	—	—	—
	35.1	(4.1)	2.0	33.0
Total	$35.1	$578.7	$2.0	$615.8

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The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2017:

		U.S. Pension Plan
Asset Category		Level 1	Level 2	Total
Equity Securities:
Domestic equity		$—	$7.4	$7.4
International equity		—	9.7	9.7
Emerging markets		—	2.0	2.0
		—	19.1	19.1
Fixed Income Securities:
Corporate bonds		—	31.8	31.8
Government securities		—	12.2	12.2
		—	44.0	44.0
Cash		—	—	—
Total(3)		$—	$63.1	$63.1

	Non-U.S. Pension Plans
Asset Category	Level 1	Level 2	Level 3	Total
Equity Securities:
Domestic equity	$—	$33.9	$—	$33.9
International equity	—	91.1	—	91.1
	—	125.0	—	125.0
Fixed Income Securities:
Corporate bonds	—	223.9	—	223.9
Government securities	—	236.0	—	236.0
Other	—	79.9	—	79.9
	—	539.8	—	539.8
Other:
Cash	29.3	—	—	29.3
Derivatives	—	34.1	—	34.1
Real estate	—	—	.9	.9
Other	—	—	.6	.6
	29.3	9.8	1.5	40.6
Total	$29.3	$674.6	$1.5	$705.4

A reconciliation of the beginning and ending balances for our Level 3 investments is provided in the table below:

Amount
Balance at January 1, 2017	$1.5
Actual return on plan assets held	(.1)
Foreign currency changes	.1

Balance at December 31, 2017	1.5
Purchases and sales net	(.7)
Actual return on plan assets held	1.4
Foreign currency changes	(.2)

Balance at December 31, 2018	$2.0

Investments in equity securities classified as Level 1 in the fair value hierarchy are valued at quoted market prices. Investments in equity securities classified as Level 2 in the fair value hierarchy include collective funds that are valued at quoted market prices for non-active securities. Fixed income securities are based on broker quotes for non-active securities. Mutual funds are valued at quoted market prices. Real estate is valued by reference to investment and leasing transactions at similar types of property, supplemented by third party appraisals. Derivative instruments are not publicly traded and each derivative contract is

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specifically negotiated with a unique financial counterparty. The derivative instruments are valued based upon valuation statements received from the financial counterparties, which use underlying yield curves or market indices.

The overall objective of the plan assets associated with the PRA and the UK defined benefit pension plan is to provide the means to pay benefits to participants and their beneficiaries in the amounts and at the times called for by the plan. This is expected to be achieved through the investment of our contributions and other trust assets and by utilizing investment policies designed to achieve adequate funding over a reasonable period of time.

In some of our defined benefit pension plans, we have adopted investment strategies which are designed to match the movements in the pension liability through an increased allocation towards debt securities. In addition, we also utilize derivative instruments in our UK defined benefit pension plans to achieve the desired market exposures or to hedge certain risks. Derivative instruments may include, but are not limited to, futures, options, swaps or swaptions. Investment types, including the use of derivatives are based on written guidelines established for each investment manager and monitored by the plan's investment committee.

Pension trust assets are invested so as to achieve a return on investment, based on levels of liquidity and investment risk that are prudent and reasonable as circumstances change from time to time. While we recognize the importance of the preservation of capital, we also adhere to the theory of capital market pricing which maintains that varying degrees of investment risk should be rewarded with compensating returns. Consequently, prudent risk-taking is justifiable.

The asset allocation decision includes consideration of the non-investment aspects of the PRA and the UK defined benefit pension plan, including future retirements, lump-sum elections, growth in the number of participants, company contributions, and cash flow. These characteristics of the plan place certain demands upon the level, risk, and required growth of trust assets. We regularly conduct analyses of the plan’s current and likely future financial status by forecasting assets, liabilities, benefits and company contributions over time. In so doing, the impact of alternative investment policies upon the plan’s financial status is measured and an asset mix which balances asset returns and risk is selected.

Our decision with regard to asset mix is reviewed periodically. Asset mix guidelines include target allocations and permissible ranges for each asset category. Assets are monitored on an ongoing basis and rebalanced as required to maintain an asset mix within the permissible ranges. The guidelines will change from time to time, based on an ongoing evaluation of the factors discussed above.

Cash flows

We expect to make contributions related to continuing operations in the range of $5 to $10 to our U.S. defined benefit pension and postretirement plans and in the range of $10 to $15 to our non-U.S. defined benefit pension and postretirement plans during 2019.

Total benefit payments expected to be paid from the plans are as follows:

	Pension Benefits
	U.S. Plans	Non-U.S. Plans	Total	Postretirement Benefits
2019	$12.6	$41.1	$53.7	$4.5
2020	21.4	40.4	61.8	2.4
2021	5.5	41.2	46.7	2.3
2022	4.6	52.6	57.2	2.2
2023	4.0	54.8	58.8	2.1
2024-2028	15.8	280.7	296.5	8.7

Postemployment Benefits

We provide postemployment benefits, which include salary continuation, severance benefits, disability benefits and continuation of health care benefits to eligible former employees. The accrued cost for such postemployment benefits was $9.2 and $9.7 at December 31, 2018 and 2017, respectively, and was included in employee benefit plans in our Consolidated Balance Sheets.

Supplemental Retirement Programs

In the U.S., in addition to qualified retirement plans (i.e., the PSA and the PRA), we also maintain unfunded non-qualified plans. We offer a non-qualified deferred compensation plan, the Avon Products, Inc. Deferred Compensation Plan (the "DCP"), for certain higher paid key employees. The DCP is an unfunded, unsecured plan for which obligations are paid to participants out of our general assets. The DCP allows for the deferral of up to 50% of a participant’s base salary, the deferral of up to 100%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of incentive compensation bonuses, and the deferral of contributions that would normally have been made to the PSA but are not deferred because the amount was in excess of U.S. Internal Revenue Code limits on contributions to the PSA. Participants may elect to have their deferred compensation invested in one or more of three permitted investment alternatives. Expense associated with the DCP was $.1 in 2018, $1.4 in 2017 and $1.0 in 2016. The benefit obligation under the DCP was $16.4 at December 31, 2018 and $21.0 at December 31, 2017 and was included in other liabilities and accrued compensation in our Consolidated Balance Sheets.

We maintain supplemental retirement programs consisting of the Supplemental Executive Retirement Plan of Avon Products, Inc. ("SERP") and the Benefit Restoration Pension Plan of Avon Products, Inc. ("BRP") under which non-qualified supplemental pension benefits are paid to higher paid key employees in addition to amounts received under our qualified defined benefit retirement plan, which is subject to IRS limitations on covered compensation. The SERP has not been offered to new employees in the last eight years, and the BRP is closed to employees hired on or after January 1, 2015 in conjunction with the closure of the PRA. The annual cost of these programs has been included in the determination of the net periodic benefit cost shown previously and amounted to $2.1 in 2018, $3.0 in 2017 and $3.9 in 2016. The benefit obligation under these programs was $9.3 at December 31, 2018 and $12.3 at December 31, 2017 and was included in employee benefit plans and accrued compensation in our Consolidated Balance Sheets.

We also maintain a Supplemental Life Plan ("SLIP") under which additional death benefits ranging from $.4 to $2.0 are provided to certain active and retired officers. The SLIP has not been offered to new officers in over eight years.

We established a grantor trust to provide assets that may be used for the benefits payable under the SERP and SLIP. The trust is irrevocable and, although subject to creditors’ claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust are included in other assets and at December 31 consisted of the following:

	2018	2017
Corporate-owned life insurance policies	$35.8	$36.0
Cash and cash equivalents	1.2	1.1
Total	$37.0	$37.1

The assets are recorded at fair market value, except for investments in corporate-owned life insurance policies which are recorded at their cash surrender values as of each balance sheet date, which is a proxy of fair value. Changes in the cash surrender value during the period are recorded as a gain or loss within SG&A expenses in our Consolidated Statements of Operations.

NOTE 15. Segment Information

Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. The segments have similar business characteristics and each offers similar products through similar customer access methods.

The accounting policies of the segments are the same as those described in Note 1, Description of the Business and Summary of Significant Accounting Policies. We evaluate the performance of our segments based on revenues and segment profits or losses. Segment revenues primarily reflect direct sales of products to Representatives based on the Representative’s geographic location.

We determine segment profit by deducting the related costs and expenses from segment revenue. In order to ensure comparability between periods, segment profit includes an allocation of global marketing expenses based on actual revenues. Segment profit excludes global expenses other than the allocation of marketing, costs to implement ("CTI") restructuring initiatives (see Note 17, Restructuring Initiatives), a loss contingency related to a non-U.S. pension plan (see Note 14, Employee Benefit Plans), certain significant asset impairment charges (see Note 20, Goodwill), and other items, which are not allocated to a particular segment, if applicable. This is consistent with the manner in which we assess our performance and allocate resources.

Other operating segments and business activities include the business results for Venezuela, as it was deconsolidated effective March 31, 2016, as well as markets that have been exited. Effective in the first quarter of 2017, given that we exited Thailand during 2016, the results of Thailand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in Asia Pacific. Effective in the first quarter of 2018, given that we have exited Australia and New Zealand during 2018, the results of Australia and New Zealand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in Asia Pacific. Other operating segments and business activities also include revenue from the sale of products to New Avon since the separation of the Company's North America business into New Avon on March 1, 2016 and ongoing royalties from the licensing of our name and products.

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Summarized financial information concerning our reportable segments as of December 31 is shown in the following tables:

Total Revenue	2018	2017	2016
Europe, Middle East & Africa	$2,093.8	$2,126.5	$2,138.2
South Latin America (2)	2,146.9	2,222.4	2,145.9
North Latin America	809.3	811.8	829.9
Asia Pacific	470.8	471.9	494.0
Total segment revenue	5,520.8	5,632.6	5,608.0
Other operating segments and business activities	50.5	83.0	109.7
Total revenue	$5,571.3	$5,715.6	$5,717.7

Operating Profit	2018	2017	2016
Segment Profit
Europe, Middle East & Africa	$267.5	$329.6	$322.8
South Latin America (2)	314.6	195.7	201.1
North Latin America	70.4	83.4	116.1
Asia Pacific	42.0	50.8	62.5
Total segment profit (2)	694.5	659.5	702.5
Other operating segments and business activities	3.6	2.5	4.1
Unallocated global expenses	(282.4)	(302.3)	(332.6)
CTI restructuring initiatives	(180.5)	(60.2)	(77.4)
Loss contingency	—	(18.2)	—
Legal settlement(1)	—	—	27.2
Operating profit (2)	$235.2	$281.3	$323.8

(1)	In the third quarter of 2016, we settled claims relating to professional services that had been provided to the Company prior to 2013 in connection with a previously disclosed legal matter. The proceeds, net of legal fees, of $27.2 before tax ($27.2 after tax) were recognized as a reduction of SG&A in the third quarter of 2016 and were subsequently received by the Company in the fourth quarter of 2016.
(2)	Includes the impact of the Brazil IPI tax release, which was recorded in net sales and other (income) expense, net in the amounts of approximately $168 and approximately $27, respectively, in our Consolidated Income Statements (See Note 19, Contingencies for further information).

Total Assets	2018	2017	2016
Europe, Middle East & Africa	$1,048.8	$1,190.5	$949.3
South Latin America	1,001.0	1,273.6	1,306.3
North Latin America	329.7	335.8	344.4
Asia Pacific	272.0	278.2	291.8
Total from reportable segments	2,651.5	3,078.1	2,891.8
Total from discontinued operations	—	—	1.3
Other operating segments	5.4	18.9	6.5
Global	353.1	600.9	519.3
Total assets	$3,010.0	$3,697.9	$3,418.9

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Capital Expenditures	2018	2017	2016
Europe, Middle East & Africa	$37.0	$29.4	$18.8
South Latin America	27.5	35.4	39.2
North Latin America	9.1	12.9	11.7
Asia Pacific	2.9	2.3	4.3
Total from reportable segments	76.5	80.0	74.0
Other operating segments	—	—	0.2
Global	18.4	17.3	18.8
Total capital expenditures	$94.9	$97.3	$93.0

Depreciation and Amortization	2018	2017	2016
Europe, Middle East & Africa	$27.3	$29.9	$28.2
South Latin America	30.1	34.3	30.9
North Latin America	14.2	13.6	13.1
Asia Pacific	8.3	8.9	10.4
Total from reportable segments	79.9	86.7	82.6
Other operating segments	.3	.4	1.3
Global	27.5	26.9	30.0
Total depreciation and amortization	$107.7	$114.0	$113.9

Total Revenue by Major Country

A major country is defined as one with total revenues greater than 10% of consolidated total revenues.

	2018	2017	2016
Brazil	$1,262.8	$1,263.8	$1,220.4
All other	4,308.5	4,451.8	4,497.3
Total	$5,571.3	$5,715.6	$5,717.7

Long-Lived Assets by Major Country

A major country is defined as one with long-lived assets greater than 10% of consolidated long-lived assets, and also includes our country of domicile (the U.S.). Long-lived assets primarily include property, plant and equipment associated with our continuing operations. Long-lived assets in Brazil consist primarily of property, plant and equipment related to manufacturing and distribution facilities and long-lived assets in the U.S. consist primarily of property, plant and equipment, including our global research and development facility.

	2018	2017	2016
Brazil	$283.2	$396.9	$400.9
U.S.	152.6	174.4	196.1
All other	458.0	554.3	559.9
Total	$893.7	$1,125.6	$1,156.9

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16. Leases and Commitments

Minimum rental commitments under noncancelable operating leases, primarily for equipment and office facilities at December 31, 2018, are included in the following table under leases. Purchase obligations include commitments to purchase paper, inventory and other services.

Year	Leases	Purchase Obligations
2019	$56.4	$345.6
2020	42.0	186.4
2021	35.3	87.5
2022	31.1	37.1
2023	22.4	7.9
Later years	46.9	5.9
Sublease rental income	(103.8)	N/A
Total	$130.3	$670.4

Rent expense was $61.7 in 2018, $66.2 in 2017 and $75.0 in 2016. Plant construction, expansion and modernization projects with an estimated cost to complete of $31.8 were in progress at December 31, 2018.

NOTE 17. Restructuring Initiatives

Transformation Plan and Open Up Avon

Transformation Plan

In January 2016, we initiated a transformation plan (the "Transformation Plan"), in order to enable us to achieve our long-term goals of mid-single-digit constant-dollar ("Constant $") revenue growth and low double-digit operating margin. The Transformation Plan included three pillars: invest in growth, reduce costs in an effort to continue to improve our cost structure and improve our financial resilience. Under this plan, we had targeted pre-tax annualized cost savings of approximately $350 after three years, which we exceeded through restructuring actions, as well as other cost-savings strategies that did not result in restructuring charges. As part of the Transformation Plan, we identified certain actions, that we believe will reduce ongoing costs, primarily consisting of global headcount reductions relating to operating model changes, as well as the closure of Australia, New Zealand and Thailand, which were smaller, under-performing markets.

As a result of these restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of $205.4 before taxes, of which $38.0 was recorded during the twelve months ended December 31, 2018, in our Consolidated Statements of Operations. There are no further restructuring actions to be taken associated with our Transformation Plan, as beginning in the third quarter of 2018, all new restructuring actions approved will operate under our new Open Up Avon plan described below.

Open Up Avon

In September 2018, we initiated a new strategy in order to return Avon to growth ("Open Up Avon"). As one element of this plan, we are targeting pre-tax annualized cost savings of approximately $400 by 2021, to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. In January 2019, we announced significant advancements in this strategy, including a structural reset of inventory processes and an aggregate 18% reduction in global workforce. The structural reset of inventory processes includes a 15% reduction in inventory levels and 25% reduction in Stock Keeping Units (SKUs). The structural reset resulted in an incremental one-off inventory obsolescence expense of $88 million recognized at December 31, 2018. As a result of Open Up Avon restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of $143.2 before taxes, which was recorded during the year ended December 31, 2018, in our Consolidated Statements of Operations.

Restructuring Charges - 2018

During the year ended December 31, 2018, we recorded costs to implement of $181.2, of which $38.0 related to the Transformation Plan and $143.2 related to Open Up Avon, in our Consolidated Statements of Operations. The costs consisted of the following:

•	net charges of $43.3 for employee-related costs, including severance benefits;

•	implementation costs of $30.9 primarily related to professional service fees;

•	accelerated depreciation of $5.2;

•	asset impairment of $4.0, primarily related to manufacturing equipment;

•	inventory write-off of $89.8;

•	foreign currency translation adjustment charges of $.7;

•	dual running costs of $4.1; and

•	contract termination and other costs of $3.2.

Of the total costs to implement during the year ended December 31, 2018, $89.7 was recorded in SG&A expenses and $91.5 was recorded in cost of sales.

Restructuring Charges - 2017

During the year ended December 31, 2017, we recorded costs to implement of $60.8 related to the Transformation Plan, in our Consolidated Statements of Operations. The costs consisted of the following:

•	net charge of $26.9 for employee-related costs, including severance benefits, of which $7.9 was associated with the closure of the Australia and New Zealand markets;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	contract termination and other net charges of $27.3, associated with vacating our previous corporate headquarters, including the impairment of fixed assets;

•	implementation costs of $4.1 primarily related to professional service fees;

•	accelerated depreciation of $1.9; and

•	inventory write-off of $.6 primarily associated with the closure of the Australia and New Zealand markets.

Of the total costs to implement during the year ended December 31, 2017, $60.2 was recorded in SG&A expenses and $.6 was recorded in cost of sales.

Restructuring Charges - 2016

During the year ended December 31, 2016, we recorded costs to implement of $83.7 related to the Transformation Plan, in our Consolidated Statements of Operations. The costs consisted of the following:

•	net charge of $62.6 for employee-related costs, including severance benefits;

•	contract termination and other net charges of $8.7;

•	implementation costs of $7.4 primarily related to professional service fees;

•	charge of $2.7 due to the accumulated foreign currency translation adjustments associated with the closure of the Thailand market;

•	accelerated depreciation of $1.9; and

•	inventory write-off of $.4.

Of the total costs to implement during the year ended December 31, 2016, $83.3 was recorded in SG&A expenses and $.4 was recorded in cost of sales.

The tables below include restructuring costs such as employee-related costs, inventory write-offs, foreign currency translation write-offs and contract terminations, and do not include other costs to implement restructuring initiatives such as professional services fees and accelerated depreciation.

The liability balance for the restructuring actions, primarily associated with our Transformation Plan, at December 31, 2018 is as follows:

	Employee-Related Costs	Inventory Write-offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/Other	Total
2016 charges	$73.4	$0.4	$2.7	$8.7	$85.2
Balance at December 31, 2016	$48.6	$—	$—	$2.8	$51.4
2017 charges	$31.9	$.6	$—	$—	$32.5
Adjustments	(5.0)	—	—	27.3	22.3
Cash payments	(34.8)	—	—	(8.1)	(42.9)
Non-cash write-offs	—	(.6)	—	(14.0)	(14.6)
Foreign exchange	.5	—	—	—	.5
Balance at December 31, 2017	$41.2	$—	$—	$8.0	$49.2
2018 charges	$29.5	$1.4	$0.7	$5.5	$37.1
Adjustments	(12.6)	—	—	(3.4)	(16.0)
Cash payments	(21.3)	—	—	(6.3)	(27.6)
Non-cash write-offs	—	(1.4)	(0.7)	—	(2.1)
Foreign exchange	(2.4)	—	—	(.2)	(2.6)
Balance at December 31, 2018	$34.4	$—	$—	$3.6	$38.0

The liability balance for the restructuring actions, primarily associated with Open Up Avon, at December 31, 2018 is as follows:

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Employee-Related Costs	Inventory Write-offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/Other	Total
Balance at December 31, 2017	$—	$—	$—	$—	$—
2018 charges	$26.4	$88.5	$—	$0.8	$115.7
Adjustments	—	—	—	—	—
Cash payments	(6.8)	—	—	0.3	(6.5)
Non-cash write-offs	—	(88.5)	—	—	(88.5)
Foreign exchange	—	—	—	—	—
Balance at December 31, 2018	$19.6	$—	$—	$1.1	$20.7

The majority of cash payments, if applicable, associated with the year-end liability are expected to be made during 2019.

The following table presents the restructuring charges incurred to date, under the Transformation Plan and Open Up Avon, along with the estimated charges expected to be incurred on approved initiatives under the plans:

	Employee- Related Costs	Inventory/ Asset Write-offs	Contract Terminations/Other	Foreign Currency Translation Adjustment Write-offs	Total
Transformation Plan
Charges incurred to-date	$128.0	$2.2	$40.7	$3.4	$174.3
Estimated charges to be incurred on approved initiatives	—	—	—	—	—
Total expected charges on approved initiatives	$128.0	$2.2	$40.7	$3.4	$174.3

Open Up Avon
Charges incurred to-date	$26.3	$88.5	$2.3	$—	$117.1
Estimated charges to be incurred on approved initiatives	—	—	.5	—	.5
Total expected charges on approved initiatives	$26.3	$88.5	$2.8	$—	$117.6

The charges, net of adjustments, of initiatives under the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans, by reportable segment are as follows:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Global & Other Operating Segments	Total
Transformation Plan
2015	$—	$—	$—	$—	$21.4	$21.4
2016	30.9	13.2	4.4	9.1	16.8	74.4
2017	.9	5.6	(.6)	(.5)	49.4	54.8
2018	5.0	4.1	.6	.6	13.4	23.7
Charges incurred to-date	36.8	22.9	4.4	9.2	101.0	174.3
Estimated charges to be incurred on approved initiatives	—	—	—	—	—	—
Total expected charges on approved initiatives	$36.8	$22.9	$4.4	$9.2	$101.0	$174.3

Open Up Avon
2018	32.2	36.4	27.9	14.4	6.2	117.1
Charges incurred to-date	32.2	36.4	27.9	14.4	6.2	117.1
Estimated charges to be incurred on approved initiatives	—	—	—	—	.5	.5
Total expected charges on approved initiatives	$32.2	$36.4	$27.9	$14.4	$6.7	$117.6

The charges above are not included in segment profit, as this excludes costs to implement restructuring initiatives. The amounts shown in the tables above as charges recorded to-date relate to initiatives that have been approved and recorded in the consolidated financial statements as the costs are probable and estimable. The amounts shown in the tables above as total expected charges on approved initiatives represent charges recorded to-date plus charges yet to be recorded for approved initiatives as the relevant accounting criteria for recording an expense have not yet been met.

Other Restructuring Initiatives

During 2018, 2017 and 2016, we recorded net benefits of $.7, $.4 and $5.5, respectively, primarily in SG&A expenses, in our Consolidated Statements of Operations, associated with the restructuring programs launched in 2005 and 2009 and the restructuring initiative launched in 2012 (the "Other Restructuring Initiatives"), each of which are substantially complete. The net benefit in 2016 primarily consisted of a net gain of $3.7 due to the sale of a distribution center in the U.S. The liability balance associated with the Other Restructuring Initiatives is not material at December 31, 2018.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18. Series C Convertible Preferred Stock

On March 1, 2016, the Company issued and sold to Cerberus Investor 435,000 shares of newly issued series C preferred stock for an aggregate purchase price of $435 pursuant to an Investment Agreement, dated as of December 17, 2015, between the Company and Cerberus Investor. In connection with the issuance of the series C preferred stock, the Company incurred direct and incremental expenses of $8.7, comprised of financial advisory fees and legal expenses, which reduced the carrying value of the series C preferred stock. Cumulative preferred dividends accrue daily on the series C preferred stock at a rate of 1.25% per quarter. The series C preferred stock had accrued unpaid dividends of $65.8 as of December 31, 2018. There were no dividends declared in the years ended December 31, 2018 and 2017.

Dividend Rights. The series C preferred stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any liquidation, dissolution or winding up of our affairs. The series C preferred stock has a liquidation preference of $1,000 per share, representing an aggregate liquidation preference of $435.0 upon issuance. Holders of series C preferred stock are entitled to participate on an as-converted basis in any dividends paid to the holders of shares of the Company’s common stock. In addition, cumulative preferred dividends accrue daily on the series C preferred stock and are payable at a rate of 1.25% per quarter (net of any dividends on the Company’s common stock and subject to increase up to a maximum rate of 5.00% per quarter if the Company breaches certain obligations). Except to the extent not otherwise previously paid by the Company, preferred dividends are payable on the seventh anniversary of the issuance date of the series C preferred stock as and when declared by the Board of Directors and at the end of each quarter thereafter. Accrued and unpaid preferred dividends may be paid, at the Company’s option, (i) in cash, (ii) subject to certain conditions, in shares of the Company’s common stock or (iii) upon conversion of shares of series C preferred stock, in shares of the Company’s non-voting, non-convertible Series D Preferred Stock. Any such shares of Series D Preferred Stock issued would have similar preferential rights.

Conversion Features. series C preferred stock is convertible at the option of the holders at any time into shares of the Company’s common stock at an initial conversion price of $5.00 per share, subject to certain anti-dilution adjustments. Prior to receipt of applicable shareholder approval, shares of series C preferred stock are not convertible into more than 19.99% of the number of shares of common stock outstanding immediately prior to the issuance of the series C preferred stock, subject to certain anti-dilution adjustments. As of December 31, 2018, series C preferred stock was convertible into 87,051,524 shares of common stock. If at any time the volume weighted average price of the common stock exceeds $10.00 per share (subject to certain anti-dilution adjustments) for a period of 30 consecutive trading days, the Company may cause all of the series C preferred stock to be converted into shares of common stock based on the then applicable conversion price.

Voting Rights. Holders of series C preferred stock are entitled to vote generally with the holders of common stock on an as-converted basis. Holders of series C preferred stock are also entitled to a separate class vote with respect to (i) the election of up to three directors to the Board of Directors, subject to maintaining certain levels of beneficial ownership of series C preferred stock and/or common stock, (ii) amendments to the Company’s organizational documents that have an adverse effect on the series C preferred stock, (iii) issuances by the Company of securities that are senior to, or equal in priority with, the series C preferred stock or (iv) the delisting of the Company’s common stock, other than in connection with a change of control event.

Change of Control Put. Upon certain change of control events involving the Company, holders of series C preferred stock can require the Company to repurchase the series C preferred stock for an amount equal to the greater of (i) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends or (ii) the consideration the holders would have received if they had converted their shares of series C preferred stock into common stock immediately prior to the change of control event.

NOTE 19. Contingencies

Settlements of FCPA Investigations

As previously reported, the United States District Court for the Southern District of New York (the "USDC") approved in December 2014 a deferred prosecution agreement (“DPA”) entered into between the Company and the U.S. Department of Justice related to charges of violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act (“FCPA”). In addition, Avon Products (China) Co. Ltd., a subsidiary of the Company operating in China, pleaded guilty to conspiring to violate the books and records provision of the FCPA. The USDC also entered a judgment in January 2015 approving our consent agreement with the U.S. Securities and Exchange Commission (the “SEC”) (the "Consent") to settle the SEC’s complaint charging violations of the books and records and internal control provisions of the FCPA.

As part of these resolutions, the Company agreed, among other things, to pay fines, disgorgement and prejudgment interest in an aggregate amount of $135 and to have a compliance monitor. The DPA expired, and the charges against the Company were

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

dismissed with prejudice on February 5, 2018. Under the terms of the Consent, the Company was subject to a continued self-monitoring period until July 2018, which has now concluded.

Brazilian Tax Assessments

In December 2012, our Brazilian subsidiary received an excise (IPI) tax assessment for the year 2008 with respect to excise tax (IPI) and taxes charged on gross receipts (PIS and COFINS) from the Brazilian tax authorities. In the second quarter of 2014, the PIS and COFINS assessments were officially closed in favor of Avon Brazil. As in prior IPI cases that have been settled in Avon’s favor, the 2012 IPI assessment asserts that the establishment in 1995 of separate manufacturing and distribution companies in Brazil was done without a valid business purpose and that Avon Brazil did not observe minimum pricing rules to define the taxable basis of excise tax. The structure adopted in 1995 is comparable to that used by many other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2012 IPI assessment is unfounded.

These matters are being vigorously contested. In January 2013, we filed a protest seeking a first administrative level review with respect to the 2012 IPI assessment. In July 2013, the 2012 IPI assessment was upheld at the first administrative level and we appealed this decision to the second administrative level. The 2012 IPI assessment totals approximately $306, including penalties and accrued interest. On April 18, 2018, Avon received official notification that the second administrative level has issued a partially favorable and partially unfavorable decision. In this decision, the original assessment was reduced by approximately $63 (including associated penalty and interest), subject to Federal Revenue appeal. The remaining $243 of the assessment was upheld at the second administrative level. On April 20, 2018, we appealed this decision in the third administrative level.

On October 3, 2017, Avon Brazil received a new tax assessment notice regarding IPI for 2014. The 2017 IPI assessment totals approximately $236, including penalties and accrued interest. In line with the other assessments received in the past, the Brazilian tax authorities assert that the structure adopted in 2005 has no valid business purpose and that Avon Brazil did not observe minimum pricing rules to define the taxable basis of excise tax. On April 2, 2018, Avon was notified of an unfavorable decision at the first administrative level. On April 27, 2018, we filed an appeal in the second administrative level.

In the event that the 2012 and the 2017 IPI assessments are upheld in the third and final administrative level, it may be necessary for us to provide security to pursue further appeals in the judicial levels, which, depending on the circumstances, may result in a charge to earnings and an adverse effect on the Company's Consolidated Statements of Cash Flows. It is not possible to reasonably estimate the likelihood or potential amount of assessments that may be issued for subsequent periods (tax years up through 2010 are closed by statute). We believe that the 2012 and the 2017 IPI assessments are unfounded, however, based on the likelihood that these will be upheld, we assess the risks as disclosed above as reasonably possible. At December 31, 2018, we have not recognized a liability for the 2012 or 2017 IPI assessments.

Brazil IPI Tax on Cosmetics

In May 2015, an Executive Decree on certain cosmetics went into effect in Brazil which increased the amount of IPI taxes that are to be remitted by Avon Brazil to the taxing authority on the sales of cosmetic products subject to IPI. Avon Brazil filed an objection to this IPI tax increase on the basis that it is not constitutional. In December 2016, Avon Brazil received a favorable decision from the Federal District Court regarding this objection. This decision has been appealed by the tax authorities.

From May 2015 through April 2016, Avon Brazil remitted the taxes associated with this IPI tax increase into a judicial deposit which would be remitted to the taxing authorities in the event that we are not successful in our objection to the tax increase. In May 2016, Avon Brazil received a favorable preliminary decision on its objection to the tax and was granted a preliminary injunction. As a result, beginning in May 2016, Avon Brazil was no longer required to remit the taxes associated with IPI into a judicial deposit. On June 12, 2018, we received a decision authorizing Avon to withdraw the amount held as a judicial deposit, substituting it by letter of guarantee, which was presented. On June 29, 2018, the tax authorities presented an appeal against that decision. On July 30, 2018, the funds were received in our bank account. As of September 30, 2018, due in part to judicial decisions across the industry and other developments, we concluded, supported by the opinion of legal counsel, that the Executive Decree is unconstitutional. We therefore assessed the IPI tax under ASC 450, Contingencies and determined that the risk of loss during ongoing judicial reviews was reasonably possible but not probable. Accordingly, we released the associated liability as of September 30, 2018 of approximately $195 and have ceased accruing the IPI taxes from October 1, 2018. The liability had been classified within long-term sales taxes and taxes other than income in our Consolidated Balance Sheet, and the release was recorded in net sales and other (income) expense, in the amounts of approximately $168 and approximately $27, respectively, in our Consolidated Income Statements.

An unfavorable ruling to our objection of this IPI tax increase would have an adverse effect on the Company's Consolidated Income Statements and Consolidated Statements of Cash Flows as Avon Brazil would have to remit the reasonably possible amount of $220 to the taxing authorities (including the judicial deposit that was returned to us on July 30, 2018). We are not able to reliably predict the timing of the outcome of our objection to this tax increase. A favorable judicial ruling to our

F-54

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

objection of this IPI tax would have an adverse effect on the Company's Consolidated Statements of Cash Flows as Avon Brazil would have to remit all or a portion of the associated income tax liability to the taxing authorities. The Company is accruing a tax reserve, which amounts to approximately $73 at December 31, 2018. This reserve will be settled on final adjudication of the law through a combination of cash and use of deferred tax assets.

Talc-Related Litigation

The Company has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Company sold in the past were contaminated with asbestos. Many of these actions involve a number of codefendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Company’s products, were designed to contain asbestos. We believe that the claims against us are without merit. We are defending vigorously against these claims and will continue to do so. To date, there have been no findings of liability against the Company in any of these cases but we are unable to predict the ultimate outcome of each case and an adverse outcome, individually or in the aggregate, could be material. Additional similar cases arising out of the use of the Company's talc products are reasonably anticipated. At this time, we are unable to estimate our reasonably possible losses, if any. Also, in light of the inherent litigation uncertainties, potential costs to litigate these cases are not known, but they may be significant, though some costs will be covered by insurance.

Brazilian Labor-Related Litigation

On an ongoing basis, the Company is subject to numerous and diverse labor-related lawsuits filed by employees in Brazil. These cases are assessed on an aggregated and ongoing basis based on historical outcomes of similar cases. The claims made are often for significantly larger sums than have historically been paid out by the Company. Our practice continues to be to recognize a liability based on our assessment of historical payments in similar cases. Our best estimate of the probable loss for such current cases at December 31, 2018 is approximately $11 and, accordingly, we have recognized a liability for this amount.

Shareholder Litigation

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Company and certain present and former officers of the Company.  The complaint is brought on behalf of a purported class consisting of all purchasers of Avon common stock between August 2, 2016 and August 2, 2017, inclusive.  The complaint asserts violations of Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for representatives in Brazil.  In light of the early stage of the litigation, we are unable to predict the outcome of this matter and are unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome.

Other Matters

Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In management's opinion, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2018, is not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

F-55

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20. Goodwill

Goodwill

	Europe, Middle East & Africa	South Latin America	Asia Pacific	Total
Gross balance at December 31, 2017	$27.3	$72.7	$85.0	$185.0
Accumulated impairments	(6.9)	—	(82.4)	(89.3)
Net balance at December 31, 2017	$20.4	$72.7	$2.6	$95.7

Changes during the period ended December 31, 2018:
Divestitures	$—	$—	$—	$—
Impairment	—	—	—	—
Foreign exchange	(2.4)	(5.9)	—	(8.3)

Gross balance at December 31, 2018	$24.9	$66.8	$85.0	$176.7
Accumulated impairments	(6.9)	—	(82.4)	(89.3)
Net balance at December 31, 2018	$18.0	$66.8	$2.6	$87.4

NOTE 21. Supplemental Balance Sheet Information

At December 31, 2018 and 2017, prepaid expenses and other included the following:

Components of Prepaid expenses and other	2018	2017
Prepaid taxes and tax refunds receivable	$145.0	$111.6
Receivables other than trade	69.2	67.2
Prepaid brochure costs, paper and other literature	14.9	64.8
Other	42.9	52.8
Prepaid expenses and other	$272.0	$296.4

At December 31, 2018 and 2017, other assets included the following:

Components of Other assets	2018	2017
Deferred tax assets (Note 10)	$212.6	$203.8
Capitalized software (Note 1)	89.3	85.2
Judicial deposits other than Brazil IPI tax (see below)	74.1	82.2
Net overfunded pension plans (Note 14)	88.1	82.0
Long-term receivables	73.2	75.6
Judicial deposit for Brazil IPI tax on cosmetics (Note 19)	—	73.8
Trust assets associated with supplemental benefit plans (Note 14)	37.0	37.1
Tooling (plates and molds associated with our beauty products)	12.6	12.5
Investment in New Avon (Note 4)	—	—
Other	16.1	14.0
Other assets	$603.0	$666.2

F-56

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22. Results of Operations by Quarter (Unaudited)

2018	First	Second	Third	Fourth	Year
Total revenue	$1,393.5	$1,351.9	$1,424.2	$1,401.7	$5,571.3
Gross profit	813.8	812.2	885.8	695.5	3,207.3
Operating profit(1)	44.9	53.0	186.9	(49.6)	235.2
Income (Loss) from continuing operations, before taxes	10.4	(0.3)	182.1	(84.1)	108.1
(Loss) income from continuing operations, net of tax(2)	(21.1)	(37.0)	113.8	(77.5)	(21.8)
Net loss attributable to noncontrolling interests	.8	.9	.7	(.1)	2.3
Net (loss) income attributable to Avon	$(20.3)	$(36.1)	$114.5	$(77.6)	$(19.5)

(Loss) earnings per common share from continuing operations
Basic	$(.06)	$(.09)	$.21	$(.19)	$(.10)	(3)
Diluted	(.06)	(.09)	.21	(.19)	(.10)	(3)

2017	First	Second	Third	Fourth	Year
Total revenue	$1,333.1	$1,395.9	$1,417.8	$1,568.8	$5,715.6
Gross profit	816.0	870.9	867.8	957.6	3,512.3
Operating profit(1)	29.8	32.7	87.3	131.5	281.3
(Loss) income from continuing operations, before taxes	(6.7)	(12.2)	48.0	91.6	120.7
(Loss) income from continuing operations, net of tax(3)	(36.5)	(45.8)	11.9	90.4	20.0
Net (income) loss attributable to noncontrolling interests	—	.3	.6	1.1	2.0
Net (loss) income attributable to Avon	$(36.5)	$(45.5)	$12.5	$91.5	$22.0

(Loss) earnings per common share from continuing operations
Basic	$(.10)	$(.12)	$.01	$.17	$—	(4)
Diluted	(.10)	(.12)	.01	.17	—	(4)

(1) Operating profit (loss) was impacted by the following:

2018	First	Second	Third	Fourth	Year
Brazil IPI tax release	$—	$—	$(168.4)	$—	$(168.4)
Costs to implement restructuring initiatives:
Cost of sales	0.6	0.5	(0.1)	90.5	91.5
SG&A expenses	10.3	23.2	19.9	35.6	89.0
Total costs to implement restructuring initiatives	$10.9	$23.7	$19.8	$126.1	$180.5

2017	First	Second	Third	Fourth	Year
Costs to implement restructuring initiatives:
Cost of sales	$(.1)	$—	$—	$.7	$.6
SG&A expenses	10.1	20.3	6.2	23.0	59.6
Total costs to implement restructuring initiatives	$10.0	$20.3	$6.2	$23.7	$60.2
Loss contingency	$—	$18.2	$—	$—	$18.2

In addition to the items impacting operating profit (loss) above:

(2)	(Loss) income from continuing operations, net of tax during 2018 was impacted by one-time tax reserves of approximately $18 associated with our uncertain tax positions, and an expense of approximately $3 associated with the ownership transfer of certain operational assets within the consolidated group.

(3)	(Loss) income from continuing operations, net of tax during 2017 was impacted by a $29.9 net income tax benefit recognized in the fourth quarter as a result of the enactment of the Tax Cuts and Jobs Act in the U.S., a release of valuation allowances of $25.5 associated with a number of markets in Europe, Middle East & Africa as a result of a business model change related to the move of the Company's headquarters from the U.S. to the UK, and a $10.4 benefit as a result of a favorable court decision in Brazil, partially offset by a charge of $16.0 associated with valuation allowances to adjust deferred tax assets in Mexico.

F-57

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)	The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.

NOTE 23. Subsequent Events

Global headcount reduction

In January 2019, we announced significant advancements in our Open Up Avon strategy, including a structural reset of inventory processes and an aggregate 18% reduction in global workforce. The structural reset resulted in an incremental one-off inventory obsolescence expense of $88 recognized at December 31, 2018 (refer to Note 17, Restructuring Initiatives, for additional information regarding the structural reset of inventory). The global workforce will be reduced in 2019 by approximately 10% to align with ongoing operating model changes and to create a leaner organization that is better aligned with Avon’s current and future business focus. This reduction is incremental to an 8% reduction of the global workforce that was completed in 2018. We expect to incur a restructuring charge of approximately $100 in 2019 relating to the global workforce reduction, which wasn't approved by the Board of Directors until January 2019.

Revolving credit facility

In February 2019, Avon International Capital p.l.c. ("AIC"), a wholly-owned foreign subsidiary of the Company, entered into a three-year €200.0 senior secured revolving credit facility (the “2019 facility”).

The 2019 facility may be used for working capital and general corporate purposes. The 2019 facility replaced the 2015 facility. All obligations of AIC under the 2019 facility are unconditionally guaranteed by the Company, AIO and each other material United States or English restricted subsidiary of the Company (collectively, the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors are secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

The 2019 facility will terminate in February 2022; provided, however, that it shall terminate on the 91st day prior to the maturity of the 4.60% Notes, if on such 91st day, the applicable notes are not redeemed, repaid, discharged, defeased or otherwise refinanced in full. The 2019 facility contains affirmative and negative covenants, which are customary for secured financings of this type, as well as financial covenants (interest coverage and total leverage ratios).

Divestitures

China Manufacturing

In February 2019, we completed the sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., of all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. for a total purchase price of $71.0 million. Net cash proceeds (pre-tax) will be $47.0 after the required repayment by the Company of certain outstanding intercompany loans of $23.3 and after deducting cash on hand in Avon Manufacturing (Guangzhou), Ltd. of $.7.

Rye Office

In February 2019, we signed an agreement to sell the Rye office. This transaction is expected to close by the end of the second quarter of 2019.

Malaysia Maximin

In February 2019, we signed an agreement to sell the legal entity Maximin Corporation Sdn Bhd, which owns the Malaysia office and warehouse. This transaction is expected to close by the end of the first quarter of 2019.

F-58

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avon Products, Inc:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Avon Products, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and December 31, 2017, and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in shareholders’ equity (deficit) for each of the two years in the period ended December 31, 2018, including the related (referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

February 21, 2019

PricewaterhouseCoopers LLP (United Kingdom) has served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of

PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
(In millions, except per share data)	June 30, 2019	June 30, 2018
Product sales	$1,108.8	$1,268.8
Other revenue	66.0	83.1
Total revenue	1,174.8	1,351.9
Costs, expenses and other:
Cost of sales	(497.5)	(539.7)
Selling, general and administrative expenses	(646.8)	(759.2)
Operating profit	30.5	53.0

Interest expense	(30.7)	(34.5)
Loss on extinguishment of debt and credit facilities	—	(2.9)
Interest income	1.5	3.5
Other income (expense), net	6.8	(19.4)
Gain on sale of business / assets	13.2	—
Total other expenses	(9.2)	(53.3)

Income (loss) from continuing operations, before income taxes	21.3	(.3)
Income taxes	(27.2)	(36.7)
Loss from continuing operations, net of tax	(5.9)	(37.0)
Loss from discontinued operations, net of tax	(13.2)	—
Net loss	(19.1)	(37.0)
Net (income) loss attributable to noncontrolling interests	(.4)	.9
Net loss attributable to Avon	$(19.5)	$(36.1)

Loss per share
Basic
Basic from continuing operations	$(0.03)	$(0.09)
Basic from discontinued operations	(0.03)	—
Basic attributable to Avon	$(0.06)	$(0.09)

Diluted
Diluted from continuing operations	$(0.03)	$(0.09)
Diluted from discontinued operations	(0.03)	—
Diluted attributable to Avon	$(0.06)	$(0.09)

The accompanying notes are an integral part of these statements.

3

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended
(In millions, except per share data)	June 30, 2019	June 30, 2018
Product sales	$2,225.0	$2,578.4
Other revenue	136.7	167.0
Total revenue	2,361.7	2,745.4
Costs, expenses and other:
Cost of sales	(1,014.5)	(1,119.4)
Selling, general and administrative expenses	(1,320.6)	(1,528.1)
Operating profit	26.6	97.9

Interest expense	(63.9)	(70.7)
Loss on extinguishment of debt	(2.0)	(2.9)
Interest income	3.2	7.7
Other income (expense), net	29.4	(21.9)
Gain on sale of business / assets	23.5	—
Total other expenses	(9.8)	(87.8)

Income before income taxes	16.8	10.1
Income taxes	(46.7)	(68.2)
Loss from continuing operations, net of tax	(29.9)	(58.1)
Loss from discontinued operations, net of tax	(22.7)	—
Net loss	(52.6)	(58.1)
Net loss attributable to noncontrolling interests	.4	1.7
Net loss attributable to Avon	$(52.2)	$(56.4)

Loss per share
Basic
Basic from continuing operations	$(0.09)	$(0.15)
Basic from discontinued operations	(0.05)	—
Basic attributable to Avon	$(0.14)	$(0.15)

Diluted
Diluted from continuing operations	$(0.09)	$(0.15)
Diluted from discontinued operations	(0.05)	—
Diluted attributable to Avon	$(0.14)	$(0.15)

The accompanying notes are an integral part of these statements.

4

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended
(In millions)	June 30, 2019	June 30, 2018
Net loss	$(19.1)	$(37.0)
Other comprehensive income (loss):
Foreign currency translation adjustments	4.1	(45.5)
Unrealized gains (losses) on revaluation of long-term intercompany balances, net of taxes of $0.0	.3	(81.1)
Change in unrealized gains/losses on cash flow hedges, net of taxes of $0.0	(.7)	—
Adjustments of and amortization of net actuarial loss and prior service cost, net of taxes of $0.2 and $0.1	1.8	2.8
Total other comprehensive income (loss), net of income taxes	5.5	(123.8)
Comprehensive (loss)	(13.6)	(160.8)
Less: comprehensive income (loss) attributable to noncontrolling interests	.3	(1.2)
Comprehensive loss attributable to Avon	$(13.9)	$(159.6)

The accompanying notes are an integral part of these statements.

5

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six Months Ended
(In millions)	June 30, 2019	June 30, 2018
Net loss	$(52.6)	$(58.1)
Other comprehensive income (loss):
Foreign currency translation adjustments	1.2	(49.8)
Unrealized (losses) on revaluation of long-term intercompany balances, net of taxes of $0.0	(.2)	(44.1)
Change in unrealized gains/losses on cash flow hedges, net of taxes of $0.0	(2.6)	—
Adjustments of and amortization of net actuarial loss and prior service cost, net of taxes of $0.3 and $0.3	3.1	5.7
Total other comprehensive income (loss), net of income taxes	1.5	(88.2)
Comprehensive loss	(51.1)	(146.3)
Less: comprehensive loss attributable to noncontrolling interests	(.4)	(1.8)
Comprehensive loss attributable to Avon	$(50.7)	$(144.5)

The accompanying notes are an integral part of these statements.

6

AVON PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2018 (Audited) and June 30, 2019 (Unaudited)

(In millions)	June 30, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents	$421.0	$532.7
Accounts receivable, net	332.8	349.7
Inventories	515.6	542.0
Prepaid expenses and other	264.2	272.0
Assets held for sale	10.1	65.6
Total current assets	1,543.7	1,762.0
Property, plant and equipment, at cost	1,177.8	1,207.8
Less accumulated depreciation	(657.6)	(650.2)
Property, plant and equipment, net	520.2	557.6
Right-of-use assets	174.9	—
Goodwill	89.9	87.4
Deferred tax asset	208.2	212.6
Other assets	434.3	390.4
Total assets	$2,971.2	$3,010.0
Liabilities, Series C Convertible Preferred Stock and Shareholders’ Deficit
Current Liabilities
Debt maturing within one year	$398.5	$12.0
Accounts payable	682.2	816.5
Accrued compensation	94.1	85.5
Other accrued liabilities	436.1	451.3
Sales taxes and taxes other than income	116.0	103.9
Income taxes	11.7	15.9
Held for sale liabilities	—	11.4
Current liabilities of discontinued operations	18.1	—
Total current liabilities	1,756.7	1,496.5
Long-term debt	1,197.0	1,581.6
Long-term operating lease liability	144.8	—
Employee benefit plans	129.6	128.3
Long-term income taxes	140.9	136.2
Other liabilities	54.8	72.1
Total liabilities	3,423.8	3,414.7

Series C convertible preferred stock	504.7	492.1

Shareholders’ Deficit
Common stock	190.7	190.3
Additional paid-in capital	2,307.5	2,303.6
Retained earnings	2,169.5	2,234.3
Accumulated other comprehensive loss	(1,028.9)	(1,030.4)
Treasury stock, at cost	(4,603.3)	(4,602.3)
Total Avon shareholders’ deficit	(964.5)	(904.5)
Noncontrolling interests	7.2	7.7
Total shareholders’ deficit	(957.3)	(896.8)
Total liabilities, series C convertible preferred stock and shareholders’ deficit	$2,971.2	$3,010.0

7

The accompanying notes are an integral part of these statements.

8

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
(In millions)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash Flows from Operating Activities
Net loss	$(19.1)	$(37.0)	$(52.6)	$(58.1)
Loss from discontinued operations, net of tax	(13.2)	—	(22.7)	—
Loss from continuing operations, net of tax	(5.9)	(37.0)	(29.9)	(58.1)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	15.9	20.8	36.5	41.6
Amortization	6.2	6.7	12.8	13.8
Provision for doubtful accounts	28.8	43.1	58.7	86.2
Provision for obsolescence	9.5	3.6	16.2	13.3
Share-based compensation	5.7	3.7	5.2	7.5
Foreign exchange losses (gains)	11.9	8.9	(7.3)	13.5
Deferred income taxes	(.9)	(2.0)	7.3	(.2)
Impairment loss on assets	13.3	—	13.3	—
Gain on sale of business / assets	(13.2)	—	(23.5)	—
Other	3.5	—	5.2	3.2
Changes in assets and liabilities:
Accounts receivable	(16.6)	(45.6)	(40.9)	(50.0)
Inventories	13.2	(41.3)	18.0	(99.7)
Prepaid expenses and other	(23.2)	1.6	15.2	1.7
Accounts payable and accrued liabilities	(47.1)	29.7	(211.3)	(76.6)
Income and other taxes	19.2	.6	7.2	(.3)
Noncurrent assets and liabilities	(13.2)	(3.2)	(18.3)	(2.6)
Net cash provided (used) by operating activities of continuing operations	7.1	(10.4)	(135.6)	(106.7)
Cash Flows from Investing Activities
Capital expenditures	(11.3)	(20.2)	(32.5)	(48.0)
Disposal of assets	.4	.6	.8	1.4
Net proceeds from sale of business / assets	30.1	—	76.5	—
Other investing activities	—	(3.3)	—	(3.3)
Net cash provided (used) by investing activities of continuing operations	19.2	(22.9)	44.8	(49.9)
Cash Flows from Financing Activities
Debt, net (maturities of three months or less)	(26.7)	(14.0)	.5	(10.4)
Repayment of debt	(.3)	(238.1)	(.3)	(238.6)
Repurchase of common stock	(1.1)	(.5)	(1.1)	(3.2)
Other financing activities	—	(.1)	(9.2)	(.1)
Net cash used by financing activities of continuing operations	(28.1)	(252.7)	(10.1)	(252.3)
Cash Flows from Discontinued Operations
Net cash used by operating activities of discontinued operations	(4.6)	—	(4.6)	—
Net cash used by discontinued operations	(4.6)	—	(4.6)	—
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	4.0	(42.6)	(2.3)	(28.7)
Net decrease in cash and cash equivalents, and restricted cash	(2.4)	(328.6)	(107.8)	(437.6)
Cash and cash equivalents, and restricted cash at beginning of period (1)	431.0	772.5	536.4	881.5
Cash and cash equivalents, and restricted cash at end of period (2)	$428.6	$443.9	$428.6	$443.9

9

The accompanying notes are an integral part of these statements.

(1)	The balance at the beginning of the six month period ended June 30, 2019 includes cash and cash equivalents of $3.7 classified as Held for sale assets in our Consolidated Balance Sheets at the end of the year in 2018

(2)	Includes restricted cash of $7.6 related to the sale of Avon Manufacturing (Guangzhou), Ltd. at June 30, 2019. Refer to Note 4, Restricted Cash

10

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(In millions, except per	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Noncontrolling
share data)	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Shares	Amount	Interests	Total
Balances at December 31, 2018	761.8	$190.3	$2,303.6	$2,234.3	$(1,030.4)	319.4	$(4,602.3)	$7.7	$(896.8)
Net loss	—	—	—	(32.7)	—	—	—	(.8)	(33.5)
Other comprehensive (loss) income	—	—	—		(4.0)	—	—	.1	(3.9)
Dividends accrued - Series C convertible preferred stock	—	—	—	(6.2)	—	—	—	—	(6.2)
Exercise/ vesting/ expense of share-based compensation	1.3	.3	(1.5)	—	—	—	—	—	(1.2)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.0	—	—	—	—	—	—	—	.1	0.1
Balances at March 31, 2019	763.1	$190.6	$2,302.1	$2,195.4	$(1,034.4)	319.4	$(4,602.3)	$7.1	$(941.5)
Net (loss) income	—	—	—	(19.5)	—	—	—	.4	(19.1)
Other comprehensive income	—	—	—	—	5.5	—	—	—	5.5
Dividends accrued - Series C convertible preferred stock	—	—	—	(6.4)	—	—	—	—	(6.4)
Exercise/ vesting/ expense of share-based compensation	—	—	5.4	—	—	—	—	—	5.4
Repurchase of common stock	.1	.1	—	—	—	.5	(1.0)	—	(1.0)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.1	—	—	—	—	—	—	—	(.3)	(.3)
Balances at June 30, 2019	763.2	$190.7	$2,307.5	$2,169.5	$(1,028.9)	319.9	$(4,603.3)	$7.2	$(957.3)

The accompanying notes are an integral part of these statements.

11

(In millions, except per	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Noncontrolling
share data)	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Shares	Amount	Interests	Total
Balances at December 31, 2017	758.7	$189.7	$2,291.2	$2,320.3	$(926.2)	318.4	$(4,600.0)	$10.3	$(714.7)
Net loss	—	—	—	(20.3)	—	—	—	(.8)	(21.1)
Revenue Recognition Cumulative catch up	—	—	—	(41.1)	—	—	—	—	(41.1)
Other comprehensive income	—	—	—		35.2			.4	35.6
Dividends accrued - Series C convertible preferred stock	—	—	—	(6.0)	—	—	—	—	(6.0)
Exercise/ vesting/ expense of share-based compensation	2.2	.6	2.5	(.4)	—	(.1)	.9	—	3.6
Repurchase of common stock	—	—	—	—	—	.9	(2.7)	—	(2.7)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.0	—	—	—	—	—	—	—	(.2)	(.2)
Balances at March 31, 2018	760.9	$190.3	$2,293.7	$2,252.5	$(891.0)	319.2	$(4,601.8)	$9.7	$(746.6)
Net loss	—	—	—	(36.1)	—	—	—	(.9)	(37.0)
Other comprehensive loss	—	—	—	—	(123.4)	—	—	(.4)	(123.8)
Dividends accrued - Series C convertible preferred stock	—	—	—	(6.0)	—	—	—	—	(6.0)
Exercise/ vesting/ expense of share-based compensation	.8	—	3.8	(.4)	—	—	—	—	3.4
Repurchase of common stock	—	—	—	—	—	.2	(.5)	—	(.5)
Balances at June 30, 2018	761.7	$190.3	$2,297.5	$2,210.0	$(1,014.4)	319.4	$(4,602.3)	$8.4	$(910.5)

The accompanying notes are an integral part of these statements.

12

AVON PRODUCTS, INC.

1. ACCOUNTING POLICIES

Basis of Presentation

We prepare our unaudited interim Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States ("GAAP"). We consistently applied the accounting policies described in our 2018 Annual Report on Form 10-K (" 2018 Form 10-K") in preparing these unaudited interim Consolidated Financial Statements, other than those impacted by new accounting standards as described below. In our opinion, the unaudited interim Consolidated Financial Statements reflect all adjustments of a normal recurring nature that are necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for a full year. You should read these unaudited interim Consolidated Financial Statements in conjunction with our Consolidated Financial Statements contained in our 2018 Form 10-K. When used in this report, the terms "Avon," "Company," "we" or "us" mean Avon Products, Inc.

For interim Consolidated Financial Statements purposes, we generally provide for accruals under our various employee benefit plans for each quarter based on one quarter of the estimated annual expense, and adjust these accruals as estimates are refined. In addition, our income tax provision is determined using an estimate of our consolidated annual effective tax rate, adjusted in the current period for discrete income tax items including:

•	the effects of significant, unusual or extraordinary pretax and income tax items, if any;

•	withholding taxes recognized associated with cash repatriations; and

•	the impact of loss-making subsidiaries for which we cannot recognize an income tax benefit and subsidiaries for which an effective tax rate cannot be reliably estimated.

Accounting Standards Implemented

Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which requires all assets and liabilities arising from leases to be recognized in our Consolidated Balance Sheets. We adopted this new accounting guidance effective January 1, 2019.

In July 2018, the FASB added an optional transition method which we elected upon adoption of the new standard. This allowed us to recognize and measure leases existing at January 1, 2019 without restating comparative information. In addition, we elected to apply the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification.

We determine if an arrangement is a lease at the lease commencement date. In addition to our lease agreements, we review all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating and finance leases is presented within right-of-use (ROU) asset and property, plant and equipment, respectively, on our Consolidated Balance Sheet. The short-term liability balance related to operating and finance leases is presented within other accrued liabilities on our Consolidated Balance Sheets. The long-term liability balance is presented within long-term operating lease liability and long-term debt on our Consolidated Balance Sheets for operating and finance leases, respectively.

The lease liability is recognized based on the present value of the remaining fixed or in-substance fixed lease payments discounted using our incremental borrowing rates. We use a specific incremental borrowing rate for our material leases, which is determined based on the geography and term of the lease. These rates are determined based on inputs provided by external banks and updated periodically. The lease liability includes the exercise of a purchase option only if we are reasonably certain to exercise as of the commencement date of the lease. The residual value guarantee amount is only included in the lease liability calculation to the extent payment is probable to the lessor as of the commencement of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by Avon and excluding any lease incentives received from the Lessor.

Variable lease payments are payments to the lessor not included in the lease liability calculation. We define variable lease payments as payments made by Avon to the lessor for the right to use a leased asset that vary because of changes in facts or circumstances (such as changes in an index rate, volume, usage, etc.) occurring after the lease commencement date, other than predetermined contractual changes due to the passage of time (for example, predetermined rent increase amounts that are set out in the contract). Variable lease payments or charges are accounted for as incurred.

13

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

The lease term for purposes of lease accounting may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option as of the commencement date of the lease. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. For finance leases, the Company amortizes the ROU asset on a straight-line basis and records interest expense on the lease liability created at lease commencement over the lease term.

We account for our lease and non-lease components as a single component for most of our asset classes, and therefore both are included in the calculation of lease liability recognized on the Consolidated Balance Sheets. However, for certain lease asset classes related to identified embedded leases we account for the lease and non-lease components separately, and therefore, the non-lease component is not included in the lease liability.

Leases with an initial term of twelve months or less are not recorded on the balance sheet; we recognize lease expense for these leases over their lease term. See Note 9, Leases, for further details.

ASU 2018-02, Income Statement - Reporting Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income, which permits entities to reclassify the disproportionate income tax effects of the 2017 enactment of U.S. tax reform legislation (the "Act") on items within accumulated other comprehensive income (loss) to retained earnings. We adopted this new accounting guidance effective January 1, 2019 and elected not to reclassify the disproportionate income tax effects of the Act from accumulated other comprehensive income (loss) to retained earnings.

Accounting Standards to be Implemented

ASU 2016-13, Financial Instruments - Credit Losses

In January 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which requires measurement and recognition of expected credit losses for financial assets held. We intend to adopt this new accounting guidance effective January 1, 2020. We are currently assessing the impact on our consolidated financial statements.

14

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

2. LOSS PER SHARE AND SHARE REPURCHASES

We compute loss per share ("EPS") using the two-class method, which is a loss allocation formula that determines loss per share for common stock, and loss allocated to convertible preferred stock and participating securities, as appropriate. The earnings allocated to convertible preferred stock are the larger of 1) the preferred dividends accrued in the period or 2) the percentage of earnings from continuing operations allocable to the preferred stock as if they had been converted to common stock. Our participating securities are our grants of restricted stock and restricted stock units, which contain non-forfeitable rights to dividend equivalents to the extent any dividends are declared and paid on our common stock. We compute basic EPS by dividing net income (loss) allocated to common shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is calculated to give effect to all potentially dilutive common shares that were outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
(Shares in millions)	2019	2018	2019	2018
Numerator from continuing operations:
Loss from continuing operations, less amounts attributable to noncontrolling interests	$(6.3)	$(36.1)	$(29.5)	$(56.4)
Less: Loss allocated to participating securities	(.1)	(.4)	(.4)	(.6)
Less: Cumulative dividends on preferred stock	6.3	6.0	12.6	12.0
Loss from continuing operations allocated to common shareholders	(12.5)	(41.7)	(41.7)	(67.8)
Numerator from discontinued operations:
Loss from discontinued operations	$(13.2)	$—	$(22.7)	$—
Less: Loss allocated to participating securities	(.2)	—	(.3)	—
Loss allocated to common shareholders	(13.0)	—	(22.4)	—
Numerator attributable to Avon:
Net loss attributable to Avon	$(19.5)	$(36.1)	$(52.2)	$(56.4)
Less: Loss allocated to participating securities	(.3)	(.4)	(.7)	(.6)
Less: Cumulative dividends on preferred stock	6.3	6.0	12.6	12.0
Loss allocated to common shareholders	(25.5)	(41.7)	(64.1)	(67.8)
Denominator:
Basic EPS weighted-average shares outstanding	442.3	442.2	442.5	441.5
Diluted effect of assumed conversion of stock options	.2	—	.1	—
Diluted effect of assumed conversion of preferred stock	—	—	—	—
Diluted EPS adjusted weighted-average shares outstanding	442.5	442.2	442.6	441.5
Loss per Common Share from continuing operations:
Basic	$(.03)	$(.09)	$(.09)	$(.15)
Diluted	(.03)	(.09)	(.09)	(.15)
Loss per Common Share from discontinued operations:
Basic	$(.03)	$—	$(.05)	$—
Diluted	(.03)	—	(.05)	—
Loss per Common Share attributable to Avon:
Basic	$(.06)	$(.09)	$(.14)	$(.15)
Diluted	(.06)	(.09)	(.14)	(.15)

Amounts in the table above may not necessarily sum due to rounding.

During the three and six months ended June 30, 2019 , we did not include stock options to purchase 19.4 million and 18.8 million shares, respectively, of Avon common stock in the calculation of diluted EPS as we had a net loss and the inclusion of these shares would decrease the net loss per share. Since the inclusion of such shares would be anti-dilutive, these are excluded from the calculation. During the three and six months ended June 30, 2018 , we did not include stock options to purchase 18.5 million shares and 17.4 million  shares, respectively, for the same reason.

15

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

For the three and six months ended June 30, 2019 and 2018 , respectively, it is more dilutive to assume the series C convertible preferred stock is not converted into common stock; therefore, the weighted-average shares outstanding were not adjusted by the as-if converted series C convertible preferred stock because the effect would be anti-dilutive. The inclusion of the series C convertible preferred stock would decrease the net loss per share for the three months ended June 30, 2019 and 2018 . If the as-if converted series C convertible preferred stock had been dilutive, approximately 87.1 million additional shares would have been included in the diluted weighted average number of shares outstanding for the three and six months ended June 30, 2019 and 2018. See Note 6, Related Party Transactions.

We purchased approximately .4 million  shares of Avon common stock for $1.1 during the first six months of 2019, as compared to approximately 1.1 million shares of Avon common stock for $3.2 during the first six months of 2018, through acquisition of stock from employees in connection with tax payments upon the vesting of restricted stock units and performance restricted stock units.

3. DISCONTINUED OPERATIONS, ASSETS AND LIABILITIES HELD FOR SALE AND DIVESTITURES

Discontinued Operations

On December 17, 2015, the Company entered into definitive agreements with affiliates controlled by Cerberus Capital Management, L.P. ("Cerberus"). The agreements include an investment agreement providing for a  $435.0  investment by Cleveland Apple Investor L.P. ("Cerberus Investor") (an affiliate of Cerberus) in the Company through the purchase of perpetual convertible preferred stock (see Note 6, Related Party Transactions) and a separation and investment agreement providing for the separation of the Company's North America business, which represented the Company's operations in the United States, Canada and Puerto Rico, from the Company into New Avon LLC ("New Avon"), a privately-held company that is majority-owned and managed by Cerberus NA Investor LLC (an affiliate of Cerberus). These transactions closed on March 1, 2016.

The Company incurred costs during the three and six months ended June 30, 2019 following the resolution of certain contingent liabilities related to its ownership and operation of the North America business prior to its separation into New Avon. These costs are reported as discontinued operations related to New Avon.

The major classes of financial statement components comprising the loss on discontinued operations, net of tax for New Avon are shown below:

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Selling, general and administrative expenses	$13.2	$22.7
Operating loss	$(13.2)	$(22.7)
Loss from discontinued operations, net of tax	$(13.2)	$(22.7)

There were no amounts recorded in discontinued operations for the three and six months ended June 30, 2018. See Note 5, Investment in New Avon, for additional information relating to New Avon.

Assets and Liabilities Held for Sale

The major classes of assets and liabilities comprising Held for sale assets and Held for sale liabilities on the Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018 are shown in the following table.

June 30, 2019
Current Held for sale assets
Property, Plant & Equipment (net)	$10.1
$10.1

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

	December 31, 2018
	Avon Manufacturing (Guangzhou)	Rye Office	Malaysia Maximin	Total
Current held for sale assets
Inventories	$8.7	$—	$—	$8.7
Property, Plant & Equipment (net)	36.7	12.3	3.0	52.0
Cash and cash equivalents	3.7	—	—	3.7
Other assets	1.1	—	.1	1.2
	$50.2	$12.3	$3.1	$65.6

Current held for sale liabilities
Accounts payable	$8.6	$—	$—	$8.6
Other liabilities	2.6	—	.2	2.8
	$11.2	$—	$.2	$11.4

During the second quarter of 2019, the Company, in line with the Open Up Avon strategy, identified two properties to be sold which met the held for sale criteria under ASC 360 as of June 30, 2019. The Company expects to close these transactions within the year.

Refer to Divestitures section below for the sale of Avon Manufacturing (Guangzhou), Rye Office and Malaysia Maximin.

Divestitures

Rye Office

On June 26, 2019, we completed the sale of the Rye office for a selling price of $23.2 , less expenses of approximately $0.8 , resulting in proceeds of $22.4 . These proceeds are presented as investing activities in the Consolidated Statement of Cash Flows.

In the second quarter of 2019, we recorded a gain on sale of $9.9 before and after tax, which is reported separately in the Consolidated Statements of Operations. The gain recorded represents the difference between the proceeds and the carrying value of the Rye office on the date of sale. During the first quarter of 2019, we refined the calculation for the Held for sale assets which gave rise to an additional $0.2 in assets.

Malaysia Maximin

On May 9, 2019, we completed the sale of all of the equity interests in Maximin Corporation Sdn Bhd ("Malaysia Maximin") for a total purchase price of $7.8 . The cash proceeds of $7.6 , net of expenses, are presented within investing activities in the Consolidated Statement of Cash Flows.

In the second quarter of 2019, we recorded a gain on sale of $3.3 before tax, which is reported separately in the Consolidated Statements of Operations, and $3.0 after tax. The gain recorded represents the difference between the proceeds and the carrying value of Malaysia Maximin on the date of sale. During the second quarter of 2019, we refined the calculation for the Held for sale assets which gave rise to an additional $1.4 in assets.

China manufacturing

On February 15, 2019, we completed the sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., of all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. for a total purchase price of $71.0 , less expenses of approximately $1.1 . The purchase price included $23.5 relating to outstanding intercompany loans payable to Avon Manufacturing (Guangzhou), Ltd. from other Avon subsidiaries, that was presented as financing activities in the Consolidated Statement of Cash Flows when settled in April 2019. The cash proceeds of $46.4 , net of loan amounts, are presented as investing activities in the Consolidated Statement of Cash Flows, which includes $7.6 of restricted cash as of June 30, 2019, refer to Note 4, Restricted Cash.

In the first quarter of 2019, we recorded a gain on sale of $10.3 before tax, which is reported separately in the Consolidated Statements of Operations, and $8.2 after tax, representing the difference between the proceeds, including the settlement of the intercompany loans, and the carrying value of Avon Manufacturing (Guangzhou), Ltd. on the date of sale.

17

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

4. RESTRICTED CASH

Restricted cash is related to the sale of Avon Manufacturing (Guangzhou), Ltd. as described in Note 3, Discontinued Operations, Assets and Liabilities Held for Sale and Divestitures.

Restricted cash is subject to legal restrictions imposed by the Equity Purchase Agreement between TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., Avon Asia Holdings Company and Avon Products (China) Co., Ltd. related to the sale of Avon Manufacturing (Guangzhou), Ltd. These deposits are not available for general use by the Company.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheet that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows for the six month period ended June 30, 2019 .

	June 30, 2019	December 31, 2018
Cash and cash equivalents	$421.0	$532.7
Long-term restricted cash (1)	7.6	—
Held for sale cash and cash equivalents	—	3.7
Cash and cash equivalents, and restricted cash at end of period per the statement of cash flows	$428.6	$536.4

(1) Long-term restricted cash is presented in other assets in our Consolidated Balance Sheets.

5. INVESTMENT IN NEW AVON

In connection with the separation of the Company's North America business, which closed on March 1, 2016, the Company retained a 19.9% ownership interest in New Avon, a privately-held company that is majority-owned and managed by an affiliate of Cerberus.

Our recorded investment balance in New Avon at June 30, 2019 and December 31, 2018 was zero .

In April 2019, we signed an agreement with LG Household & Health Care Ltd. to sell our 19.9% ownership interest in New Avon.

LG Household & Health Care Ltd. will acquire all of the interests of New Avon for $125.0 in cash, of which Avon will receive $24.9 in cash for our 19.9% share. The closing is expected to occur during the third quarter of 2019.

In the second quarter of 2019 we incurred costs relating to this transaction of $1.0 .

18

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

6. RELATED PARTY TRANSACTIONS

The following tables present the related party transactions with New Avon, affiliates of Cerberus and the Instituto Avon in Brazil. There are no other related party transactions. New Avon is majority-owned and managed by Cerberus. See Note 5, Investment in New Avon for further details.

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Statement of Operations Data
Revenue from sale of product to New Avon (1)	$3.7	$7.1	$8.5	$13.0
Gross profit from sale of product to New Avon (1)	$—	$.4	$.1	$.7

Cost of sales for purchases from New Avon (2)	$.8	$.7	$1.5	$1.2

Selling, general and administrative expenses related to New Avon:
Transition services, intellectual property, technical support and innovation and subleases (3)	$(.1)	$(.5)	$(.2)	$(3.7)
Project management team (4)	2.1	.2	$3.4	$.8
Net reduction of selling, general and administrative expenses	$2.0	$(.3)	$3.2	$(2.9)

Interest income from Instituto Avon (5)	$.1	$—	$.1	$—

	June 30, 2019	December 31, 2018
Balance Sheet Data
Inventories (6)	$.2	$.3
Receivables due from New Avon (7)	$3.0	$7.0
Receivables due from Instituto Avon (5)	$3.3	$3.2
Payables due to New Avon (8)	$1.0	$.2
Payables due to an affiliate of Cerberus (9)	$4.1	$.6

(1) The Company supplies product to New Avon as part of a manufacturing and supply agreement.

(2) New Avon supplies product to the Company as part of the same manufacturing and supply agreement noted above. The Company purchased $.6 and $.5 from New Avon associated with this agreement during the three months ended June 30, 2019 and 2018 , respectively, and recorded $.8 and $.7 associated with these purchases within cost of sales in our Consolidated Statement of Operations during the three months ended June 30, 2019 and 2018 , respectively. The Company purchased $1.4 and $1.2 from New Avon associated with this agreement during the six months ended June 30, 2019 and 2018 , respectively, and recorded $1.5 and $1.2 associated with these purchases within cost of sales in our Consolidated Statement of Operations during the six months ended June 30, 2019 and 2018, respectively.

(3) The Company also entered into a transition services agreement to provide certain services to New Avon, which expired on October 31, 2018, as well as an intellectual property ("IP") license agreement, an agreement for technical support and innovation and sublease for office space. The net amounts recorded within selling, general and administrative expenses generally represent a recovery of the related costs.

(4) The Company also entered into agreements with an affiliate of Cerberus, which provide for the secondment of Cerberus affiliate personnel to the Company's project management team responsible for assisting with the execution of the implementation of the Company’s strategic initiatives. The Company recorded net cost of $2.1 and $.2 in selling, general and administrative expenses associated with these agreements during the three months ended June 30, 2019 and 2018 , respectively, and recorded $3.4 and $.8 in selling, general and administrative expenses associated with these agreements during the six months ended June 30, 2019 and 2018 , respectively. See Note 15, Restructuring Initiatives for additional information related to the Company's strategic initiatives.

(5) During the second quarter of 2018, the Company entered into an agreement to loan the Instituto Avon, an independent non-government charitable organization in Brazil, R$ 12 million (Brazilian real) for an unsecured 5 -year term at a fixed interest rate of 7% per annum, to be paid back in 5 equal annual installments. The Instituto Avon was created by an Avon subsidiary in Brazil,

19

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

with the board and executive team comprised of Avon Brazil management. The purpose of the loan is to provide the Instituto Avon with the means to donate funds to Fundação Pio XII (a leading cancer prevention and treatment organization in Brazil and owner of the Hospital do Câncer de Barretos), in order to invest in equipment with the objective of expanding breast cancer prevention and treatment.

(6) Inventories relate to purchases from New Avon, associated with the manufacturing and supply agreement, which have not yet been sold, and were classified within inventories in our Consolidated Balance Sheets.

(7) The receivables due from New Avon relate to the agreements for transition services, the IP license agreement, technical support and innovation and subleases for office space, as well as the manufacturing and supply agreement, and were classified within prepaid expenses and other in our Consolidated Balance Sheets.

(8) The payables due to New Avon relate to the manufacturing and supply agreement and were classified within other accrued liabilities in our Consolidated Balance Sheets.

(9) The payables due to an affiliate of Cerberus relate to the agreement for the project management team, and were classified within other accrued liabilities in our Consolidated Balance Sheets.

In addition, the Company also issued standby letters of credit to the lessors of certain equipment, a lease for which was transferred to New Avon in connection with the separation of the Company's North America business. As of June 30, 2019, the Company has a liability of $.8 for the estimated value of such standby letters of credit.

Series C Preferred Stock

On March 1, 2016, the Company issued and sold to Cerberus Investor 435,000 shares of newly issued series C preferred stock for an aggregate purchase price of $435.0 . Cumulative preferred dividends accrue daily on the series C preferred stock at a rate of 1.25% per quarter. The series C preferred stock had accrued unpaid dividends of $78.0 as of June 30, 2019 . Series C convertible preferred stock and accrued dividends of $504.7 on the Consolidated Balance Sheet at June 30, 2019 is stated net of $8.7 of costs incurred in connection with the issuance of the Series C convertible preferred stock in 2016. There were no dividends declared in the six months ended June 30, 2019 and 2018 .

20

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

7. REVENUE

Disaggregation of revenue

In the following table, revenue is disaggregated by product or service type. All revenue is recognized at a point in time when control of a product is transferred to a customer:

	Three Months Ended June 30, 2019
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	$136.6	$130.1	$49.9	$29.3	$345.9	$—	$345.9
Fragrance	123.8	114.5	45.6	19.2	303.1	—	303.1
Color	82.0	66.7	21.2	10.9	180.8	—	180.8
Total Beauty	342.4	311.3	116.7	59.4	829.8	—	829.8
Fashion & Home:
Fashion	55.2	41.3	19.9	39.8	156.2	—	156.2
Home	6.4	62.0	47.0	7.4	122.8	—	122.8
Total Fashion & Home	61.6	103.3	66.9	47.2	279.0	—	279.0
Product sales	404.0	414.6	183.6	106.6	1,108.8	—	1,108.8
Representative fees	21.0	28.8	10.2	1.7	61.7	—	61.7
Other	.1	(.4)	—	.1	(.2)	4.5	4.3
Other revenue	21.1	28.4	10.2	1.8	61.5	4.5	66.0
Total revenue	$425.1	$443.0	$193.8	$108.4	$1,170.3	$4.5	$1,174.8

	Three Months Ended June 30, 2018
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	$154.4	$143.9	$43.8	$30.3	$372.4	$2.3	$374.7
Fragrance	143.8	131.5	52.4	20.1	347.8	.7	348.5
Color	98.1	80.6	20.8	12.9	212.4	1.4	213.8
Total Beauty	396.3	356.0	117.0	63.3	932.6	4.4	937.0
Fashion & Home:
Fashion	72.9	49.9	22.5	40.7	185.8	1.3	187.1
Home	7.6	72.5	56.6	7.5	144.3	.4	144.7
Total Fashion & Home	80.5	122.4	79.1	48.2	330.1	1.7	331.8
Product sales	476.8	478.4	196.1	111.5	1,262.7	6.1	1,268.8
Representative fees	23.7	35.2	11.2	1.5	71.6	.5	72.1
Other	.2	2.6	—	.1	2.9	8.1	11.0
Other revenue	23.9	37.8	11.2	1.6	74.5	8.6	83.1
Total revenue	$500.7	$516.1	$207.3	$113.1	$1,337.2	$14.7	$1,351.9

21

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

	Six Months Ended June 30, 2019
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	$275.7	$256.8	$100.2	$62.5	$695.2	$—	$695.2
Fragrance	257.7	212.8	93.6	37.0	601.1	—	601.1
Color	175.9	126.9	43.1	24.1	370.0	—	370.0
Total Beauty	709.3	596.5	236.9	123.6	1,666.3	—	1,666.3
Fashion & Home:
Fashion	115.7	80.1	42.0	82.7	320.5	—	320.5
Home	14.9	122.2	87.3	13.8	238.2	—	238.2
Total Fashion & Home	130.6	202.3	129.3	96.5	558.7	—	558.7
Product sales	839.9	798.8	366.2	220.1	2,225.0	—	2,225.0
Representative fees	43.5	58.3	20.3	3.5	125.6	—	125.6
Other	.4	.6	—	.1	1.1	10.0	11.1
Other revenue	43.9	58.9	20.3	3.6	126.7	10.0	136.7
Total revenue	$883.8	$857.7	$386.5	$223.7	$2,351.7	$10.0	$2,361.7

	Six Months Ended June 30, 2018
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	$323.8	$285.7	$90.5	$61.6	$761.5	$7.0	$768.5
Fragrance	307.0	250.0	106.0	38.7	701.8	2.9	704.7
Color	218.8	161.5	41.6	26.1	448.1	4.7	452.8
Total Beauty	849.6	697.2	238.1	126.4	1,911.4	14.6	1,926.0
Fashion & Home:
Fashion	152.6	96.4	45.1	80.4	374.5	3.0	377.5
Home	16.9	144.4	97.9	14.5	273.6	1.3	274.9
Total Fashion & Home	169.5	240.8	143.0	94.9	648.1	4.3	652.4
Product sales	1,019.1	938.0	381.1	221.3	2,559.5	18.9	2,578.4
Representative fees	49.7	71.5	21.8	3.1	146.1	1.9	148.0
Other	.3	3.7	—	.1	4.1	14.9	19.0
Other revenue	50.0	75.2	21.8	3.2	150.2	16.8	167.0
Total revenue	$1,069.1	$1,013.2	$402.9	$224.5	$2,709.7	$35.7	$2,745.4

Contract balances

The timing of revenue recognition generally is different from the timing of a promise made to a Representative. As a result, we have contract liabilities, which primarily relate to the advance consideration received from Representatives prior to transfer of the

22

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

related good or service for material rights, such as loyalty points and status programs, and are primarily classified within other accrued liabilities (with the long-term portion in other liabilities) in our Consolidated Balance Sheets.

Generally, we record accounts receivable when we invoice a Representative. In addition, we record an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances, including seasonality and changing trends. The allowance for doubtful accounts is reviewed for adequacy, at a minimum, on a quarterly basis. We generally have no detailed information concerning, or any communication with, any ultimate consumer of our products beyond the Representative. We have no legal recourse against the ultimate consumer for the collection of any accounts receivable balances due from the Representative to us. If the financial condition of the Representatives were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

The following table provides information about receivables and contract liabilities from contracts with customers at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Accounts receivable, net of allowances of $72 and $93	$332.8	$349.7
Contract liabilities	$55.7	$84.4

The contract liability balances relate to certain material rights (loyalty points, status program and prospective discounts). During the six months ended June 30, 2019, we recognized $63.4 of revenue related to the contract liability balance at the beginning of the six month period ended June 30, 2019, as the result of performance obligations satisfied. In addition, we deferred an additional $34.5 related to certain material rights granted during the period, for which the performance obligations are not yet satisfied. Of the amount deferred during the period, substantially all will be recognized within a year, with the significant majority to be captured within a quarter. The remaining movement in the contract liability balance is attributable to foreign exchange differences arising on the translation of the balance as at June 30, 2019 as compared with December 31, 2018.

Contract costs

Incremental costs to obtain contracts, such as bonuses or commissions, are recognized as an asset if the entity expects to recover them. However, ASC 340-40, Other Assets and Deferred Costs, offers a practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. We elected the practical expedient and expense costs to obtain contracts when incurred because our amortization period is one year or less.

Costs to fulfill contracts with Representatives are comprised of shipping and handling (including order processing) and payment processing services, which are expensed as incurred. The fees for these services are included in the transaction price.

8. INVENTORIES

Components of Inventories	June 30, 2019	December 31, 2018
Raw materials	$150.8	$157.8
Finished goods	364.8	384.2
Total	$515.6	$542.0

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AVON PRODUCTS, INC.

9. LEASES

We have operating and finance leases for corporate and market offices, warehouses, automotive and other equipment. Some of our leases may include options to extend or terminate the lease. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

	Classification	June 30, 2019	January 1, 2019
Assets
Operating right-of-use assets	Right-of-use asset	$174.9	$187.5
Finance right-of-use assets	Property, Plant and Equipment	3.0	3.2
Total right-of-use assets		177.9	190.7

Liabilities
Current
Operating lease liabilities	Other accrued liabilities	$43.8	$45.4
Finance lease liabilities	Other accrued liabilities	1.2	1.1
Total current lease liabilities		45.0	46.5

Noncurrent
Operating lease liabilities	Long-term operating lease liability	$144.8	$155.9
Finance lease liabilities	Long-term debt	1.8	1.9
Total noncurrent lease liabilities		$146.6	$157.8

Total lease liability		$191.6	$204.3

The table below shows the lease income and expenses recorded in the Consolidated Statement of Operations incurred during the three and six months ended June 30, 2019 .

		Three months ended June 30,	Six months ended June 30,
Lease Costs	Classification	2019	2019
Operating lease cost (1)	Selling, general and administrative expenses	$16.6	$33.3
Finance lease cost
Amortization of right-of-use assets	Selling, general and administrative expenses	.4	.9
Interest on lease liabilities	Interest Expense	.1	.2
Short-term leases costs	Selling, general and administrative expenses	.8	1.9
Sublease income (2)	Selling, general and administrative expenses	(2.6)	(5.8)
Net lease cost		$15.3	$30.5

(1) Includes variable lease costs which are immaterial. These are presented in selling, general and administrative expenses in our Consolidated Statements of Operations.

(2) Sublease portfolio consists of the sublease of our previous principal executive office located at 777 Third Avenue, New York, NY.

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AVON PRODUCTS, INC.

The maturity analysis of the finance and operating lease liabilities is reflected below. This table also reflects the reconciliation of the undiscounted cash flows to the discounted finance and operating lease liabilities as recognized in the June 30, 2019 Consolidated Balance Sheet:

Maturity of Lease Liabilities	Operating Leases	Finance Leases	Total
2019	$30.7	$.7	$31.4
2020	52.8	1.2	54.0
2021	43.5	.8	44.3
2022	36.5	.5	37.0
2023	24.3	.1	24.4
2024	17.1	—	17.1
Thereafter	27.6	—	27.6
Total lease payments	$232.5	$3.3	$235.8
Less: Interest	43.9	.3	44.2
Present value of lease liabilities	$188.6	$3.0	$191.6

At December 31, 2018 our operating and finance lease obligations by due dates were as follows:

Maturity of Lease Liabilities	Operating Leases	Finance Leases	Total
2019	$56.4	$1.1	$57.5
2020	42.0	.6	42.6
2021	35.3	.4	35.7
2022	31.1	.2	31.3
2023	22.4	.1	22.5
Thereafter	46.9	.1	47.0
Total lease payments (1)	$234.1	$2.5	$236.6

(1) Total lease payments of $236.6 represent undiscounted cash flows and therefore do not reconcile to the total discounted lease liability of $204.3 at January 1, 2019 shown above.

The Company has calculated the weighted-average remaining lease term, presented in years below, and the weighted-average discount rate for our operating and finance lease population. As noted in our lease accounting policy (See Note 1, Accounting Policies), the Company uses the incremental borrowing rate as the lease discount rate.

Lease Term and Discount Rate	June 30, 2019
Weighted-average remaining lease term (years)
Operating leases	5.0
Finance leases	2.8
Weighted-average discount rate
Operating leases	8.5%
Finance leases	11.4%

The table below sets out the classification of lease payments in the Consolidated Statement of Cash Flows. The right-of-use assets obtained in exchange for new finance and operating lease liabilities represent the new operating and finance leases entered into during the three and six months ended June 30, 2019 .

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AVON PRODUCTS, INC.

Other Information	Three months ended June 30, 2019	Six months ended June 30, 2019
- Operating Cash Flows From Operating Leases	$(15.8)	$(32.1)
- Financing Cash Flows From Finance Leases	(.3)	(.7)
Cash Paid For Amounts Included In Measurement of Liabilities	$(16.1)	$(32.8)

Right-of-use Assets Obtained In Exchange For New Finance Liabilities	$(.1)	$(.9)
Right-of-use Assets Obtained In Exchange For New Operating Liabilities	$(8.0)	$(20.0)

10. EMPLOYEE BENEFIT PLANS

	Three Months Ended June 30,
	Pension Benefits
Net Periodic Benefit Costs	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2019	2018	2019	2018	2019	2018
Service cost (1)	$.5	$.9	$1.0	$1.2	$—	$—
Interest cost	.6	.6	3.8	4.0	.3	.3
Expected return on plan assets	(.8)	(.8)	(7.7)	(8.2)	—	—
Amortization of prior service credit	—	—	—	—	—	(.1)
Amortization of net actuarial losses	.7	1.3	1.3	1.8	—	—
Net periodic benefit costs (1)	$1.0	$2.0	$(1.6)	$(1.2)	$.3	$.2

	Six Months Ended June 30,
	Pension Benefits
Net Periodic Benefit Costs	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2019	2018	2019	2018	2019	2018
Service cost	$1.0	$1.8	$2.0	$2.4	$—	$.1
Interest cost	1.2	1.2	7.7	8.2	.6	.6
Expected return on plan assets	(1.6)	(1.6)	(15.6)	(16.6)	—	—
Amortization of prior service credit	—	—	—	—	—	(.2)
Amortization of net actuarial losses	1.4	2.6	2.6	3.6	—	—
Settlements/curtailments	—	—	0.1	—	—	—
Net periodic benefit costs (1)	$2.0	$4.0	$(3.2)	$(2.4)	$.6	$.5

(1) Service cost is presented in selling, general and administrative expenses in our Consolidated Statements of Operations. The components of net periodic benefit costs other than service cost are presented in other expense, net in our Consolidated Statements of Operations.

During the six months ended June 30, 2019 , we made less than $1 of contributions to the U.S. and contributions of $2 to the non-U.S. defined benefit pension and postretirement benefit plans, respectively. During the remainder of 2019, we anticipate contributing approximately $0 to $5 and approximately $0 to $5 to fund our U.S. and non-U.S. defined benefit pension and postretirement benefit plans, respectively.

11. CONTINGENCIES

Brazilian Tax Assessments

In December 2012, our Brazilian subsidiary, Avon Industrial LTDA (Avon Brazil Manufacturing) received an excise tax (IPI) assessment for the year 2008. The assessment totals approximately $314, including penalties and accrued interest. As in prior IPI cases that have been resolved in Avon’s favor, this assessment asserts that the establishment in 1995 of separate manufacturing and distribution companies in Brazil was done without a valid business purpose and that Avon Brazil Manufacturing did not observe minimum pricing rules to define the taxable basis of excise tax. The structure adopted in 1995 is comparable to that used by many

26

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2012 IPI assessment is unfounded.

These matters are being vigorously contested. In July 2013, the 2012 IPI assessment was upheld at the first administrative level and we appealed this decision to the second administrative level. On April 18, 2018, Avon received official notification that the second administrative level has issued a partially favorable and partially unfavorable decision. In this decision, the original assessment was reduced by approximately $66 (including associated penalty and interest), subject to Federal Revenue appeal. The remaining $248 of the assessment was upheld at the second administrative level. On April 20, 2018, we appealed this decision in the third administrative level where the matter remains pending resolution.

On October 3, 2017, Avon Brazil Manufacturing received a new tax assessment notice regarding IPI for 2014 on grounds similar to the 2012 assessment. The 2017 IPI assessment totals approximately $243 , including penalties and accrued interest. On April 2, 2018, Avon was notified of an unfavorable decision at the first administrative level. On February 25, 2019, this IPI assessment was upheld at the second administrative level and on April 11, 2019 we appealed this decision to the third administrative level. The structure adopted in 1995 is comparable to that used by many other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2017 IPI assessment is unfounded.

In the event that the 2012 and the 2017 IPI assessments are upheld in the third and final administrative level, it may be necessary for us to provide monetary security to pursue further appeals in the judicial levels, which, depending on the circumstances, may result in a charge to earnings and an adverse effect on the Company's Consolidated Statements of Cash Flows. It is not possible to reasonably estimate the likelihood or potential amount of assessments that may be issued for subsequent periods (tax years up through 2010 are closed by statute). We believe that the 2012 and the 2017 IPI assessments are unfounded, however, based on the likelihood that these will be upheld, we assess the risks as disclosed above as reasonably possible. At June 30, 2019, we have not recognized a liability for the 2012 or 2017 IPI assessments.

Brazil IPI Tax on Cosmetics

Separate from the tax assessments received by Avon Brazil Manufacturing, Avon Cosmeticos LTDA (Avon Brazil) is involved in litigation related to an executive decree issued in May 2015. This decree increased the amount of IPI taxes that are to be remitted by Avon Brazil to the taxing authority on the sales of cosmetic products. Avon Brazil filed an objection to this IPI tax increase on the basis that it is not constitutional. In December 2016, Avon Brazil received a favorable decision from the Federal District Court regarding this objection. This decision has been appealed by the tax authorities.

From May 2015 through April 2016, Avon Brazil remitted the taxes associated with this IPI tax increase into a judicial deposit which would be remitted to the taxing authorities in the event that we are not successful in our objection to the tax increase. In May 2016, Avon Brazil received a favorable preliminary decision on its objection to the tax and was granted a preliminary injunction. As a result, beginning in May 2016, Avon Brazil was no longer required to remit the taxes associated with IPI into a judicial deposit. On June 12, 2018, we received a decision authorizing Avon to withdraw the amount held as a judicial deposit, substituting it by letter of guarantee, which was presented. On June 29, 2018, the tax authorities presented an appeal against that decision. On July 30, 2018, the funds were received in our bank account. As of September 30, 2018, due in part to recent judicial decisions across the industry and other developments, we concluded, supported by the opinion of legal counsel, that the Executive Decree is unconstitutional. We therefore assessed the IPI tax under ASC 450, Contingencies and determined that the risk of loss is reasonably possible but not probable. Accordingly, we released the associated liability as of September 30, 2018 of approximately $ 195 and ceased accruing the IPI taxes from October 1, 2018. The liability had been classified within long-term sales taxes and taxes other than income in our Consolidated Balance Sheet, and the release was recorded in product sales and other (income) expense, net in the amounts of approximately $168 and approximately $27, respectively, in our Consolidated Income Statements for the quarter ended September 30, 2018.

An unfavorable ruling to our objection of this IPI tax increase would have an adverse effect on the Company's Consolidated Income Statements and Consolidated Statements of Cash Flows as Avon Brazil would have to remit the reasonably possible amount of $255 to the taxing authorities (including the judicial deposit that was returned to us on July 30, 2018). We are not able to reliably predict the timing of the outcome of our objection to this tax increase.

A favorable judicial ruling to our objection of this IPI tax would also have an adverse effect on the Company's Consolidated Statements of Cash Flows as Avon Brazil would have to remit all or a portion of the associated income tax liability to the taxing authorities. The Company is accruing a tax reserve, which amounts to approximately $80 at June 30, 2019. This reserve would be settled on final adjudication of the law through a combination of cash and use of deferred tax assets.

27

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

Talc-Related Litigation

The Company has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Company’s products, were designed to contain asbestos. As of June 30, 2019, there were 118 individual cases pending against the Company. During the three months ended June 30, 2019 , nine new cases were filed and nine cases were dismissed, settled, or otherwise resolved. The value of our settlements in this area thus far has not been material, either individually or in the aggregate. Additional similar cases arising out of the use of the Company's talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Company has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict any overall trends in the outcome of the cases pending against the Company, and we are only able to make a reasonable estimate for a small number of individual cases that have advanced to the later stages of legal proceedings.  Any accruals currently recorded on the Company’s balance sheet with respect to these individual cases are not material.  Other than these accruals, we are at this time unable to estimate our reasonably possible or probable losses.  However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

Brazilian Labor-Related Litigation

On an ongoing basis, the Company is subject to numerous and diverse labor-related lawsuits filed by employees in Brazil. These cases are assessed on an aggregated and ongoing basis based on historical outcomes of similar cases. The claims made are often for significantly larger sums than have historically been paid out by the Company. Our practice continues to be to recognize a liability based on our assessment of historical payments in similar cases. Our best estimate of the probable loss for such current cases at June 30, 2019 is approximately $12 and, accordingly, we have recognized a liability for this amount.

Shareholder Litigation

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Company and certain former officers of the Company.  On June 3, 2019, the court appointed a lead plaintiff and class counsel. The complaint was subsequently amended on June 28, 2019 and recaptioned “In re Avon Products, Inc. Securities Litigation” on July 8, 2019. The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1, 2017, inclusive.  The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil.  On July 26, 2019 we filed a motion to dismiss. In light of the early stage of the litigation, we are unable to predict the outcome of this matter and are unable to assess the likelihood of loss or to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome.

Other Matters

Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In management's opinion, based on its review of the information available at this time, the total cost of resolving such other contingencies at June 30, 2019 , is not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

28

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The tables below present the changes in AOCI by component and the reclassifications out of AOCI for the three months ended June 30, 2019 and 2018 :

Three Months Ended June 30, 2019	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at March 31, 2019	$(939.6)	$(1.4)	$(4.3)	$(92.5)	$3.4	$(1,034.4)
Other comprehensive loss other than reclassifications	4.4	(1.0)	—	—	—	3.4
Reclassifications into earnings:
Derivative losses on cash flow hedges, net of tax of $0.0	—	.3	—	—	—	.3
Amortization of net actuarial loss and prior service cost, net of tax of $.2 (1)	—	—	—	1.8	—	1.8
Total reclassifications into earnings	—	.3	—	1.8	—	2.1
Balance at June 30, 2019	$(935.2)	$(2.1)	$(4.3)	$(90.7)	$3.4	$(1,028.9)

Three Months Ended June 30, 2018	Foreign Currency Translation Adjustments	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at March 31, 2018	$(797.3)	$(4.3)	$(92.8)	$3.4	$(891.0)
Other comprehensive income other than reclassifications	(126.2)	—	—	—	(126.2)
Reclassifications into earnings:
Amortization of net actuarial loss and prior service cost, net of tax of $.1 (1)	—	—	2.8	—	2.8
Total reclassifications into earnings	—	—	2.8	—	2.8
Balance at June 30, 2018	$(923.5)	$(4.3)	$(90.0)	$3.4	$(1,014.4)

Six Months Ended June 30, 2019	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2018	$(936.2)	$.5	$(4.3)	$(93.8)	$3.4	$(1,030.4)
Other comprehensive loss other than reclassifications	1.0	(3.4)	—	—	—	(2.4)
Reclassifications into earnings:
Derivative losses on cash flow hedges, net of tax of $0.0	—	.8	—	—	—	.8
Amortization of net actuarial loss and prior service cost, net of tax of $.3 (1)	—	—	—	3.1	—	3.1
Total reclassifications into earnings	—	.8	—	3.1	—	3.9
Balance at June 30, 2019	$(935.2)	$(2.1)	$(4.3)	$(90.7)	$3.4	$(1,028.9)

29

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

Six Months Ended June 30, 2018:	Foreign Currency Translation Adjustments	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2017	$(829.6)	$(4.3)	$(95.7)	$3.4	$(926.2)
Other comprehensive income other than reclassifications	(93.9)	—	—	—	(93.9)
Reclassifications into earnings:
Amortization of net actuarial loss and prior service cost, net of tax of $0.3 (1)	—	—	5.7	—	5.7
Total reclassifications into earnings	—	—	5.7	—	5.7
Balance at June 30, 2018	$(923.5)	$(4.3)	$(90.0)	$3.4	$(1,014.4)

(1) Gross amount reclassified to other expense, net in our Consolidated Statements of Operations, and related taxes reclassified to income taxes in our Consolidated Statements of Operations.

Foreign exchange net losses of $2.3 and $9.6 for the three months ended June 30, 2019 and 2018, respectively, and foreign exchange net losses of $.7 and $3.7 for the six months ended June 30, 2019 and 2018, respectively, resulting from the translation of actuarial losses and prior service cost recorded in AOCI, are included in foreign currency translation adjustments in our Consolidated Statements of Comprehensive Loss.

13. SEGMENT INFORMATION

We determine segment profit by deducting the related costs and expenses from segment revenue. Segment profit includes an allocation of global marketing and digital expenses based on actual revenues. Segment profit excludes global expenses other than the allocation of marketing and digital, costs to implement ("CTI") restructuring initiatives (see Note 15, Restructuring Initiatives), certain significant asset impairment charges, and other expenses, which are not allocated to a particular segment, if applicable. This is consistent with the manner in which we assess our performance and allocate resources.

Summarized financial information concerning our reportable segments was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Total Revenue	2019	2018	2019	2018
Europe, Middle East & Africa	$425.1	$500.7	$883.8	$1,069.1
South Latin America	443.0	516.1	857.7	1,013.2
North Latin America	193.8	207.3	386.5	402.9
Asia Pacific	108.4	113.1	223.7	224.5
Total revenue from reportable segments	1,170.3	1,337.2	2,351.7	2,709.7
Other operating segments and business activities (1)	4.5	14.7	10.0	35.7
Total revenue	$1,174.8	$1,351.9	$2,361.7	$2,745.4

30

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
Operating Profit	2019	2018	2019	2018
Segment Profit
Europe, Middle East & Africa	$59.0	$74.4	$118.2	$148.8
South Latin America	65.2	55.2	89.0	82.4
North Latin America	19.1	19.0	35.6	39.8
Asia Pacific	10.8	7.3	27.5	17.7
Total profit from reportable segments	$154.1	$155.9	$270.3	$288.7
Other operating segments and business activities (1)	.5	(.6)	1.1	1.6
Unallocated global expenses	(65.3)	(78.6)	(128.4)	(157.8)
CTI restructuring initiatives	(45.7)	(23.7)	(99.2)	(34.6)
Other expenses (2)	(13.1)	—	(17.2)	—
Operating profit	$30.5	$53.0	$26.6	$97.9

(1) Other operating segments and business activities include markets that have been exited. Effective in the first quarter of 2018, given that we exited Australia and New Zealand during 2018, the results of Australia and New Zealand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in the Asia Pacific segment. Other operating segments and business activities also include revenue from the sale of products to New Avon since the separation of the Company's North America business into New Avon on March 1, 2016 and ongoing royalties from the licensing of our name and products.

(2) Other expenses includes primarily professional fees incurred in relation to the Natura transaction, and other impairment losses on assets.

14. SUPPLEMENTAL BALANCE SHEET INFORMATION

At June 30, 2019 and December 31, 2018, prepaid expenses and other included the following:

Components of Prepaid Expenses and Other	June 30, 2019	December 31, 2018
Prepaid taxes and tax refunds receivable	$155.0	$145.0
Receivables other than trade	53.2	69.2
Prepaid brochure costs, paper and other literature	13.6	14.9
Other	42.4	42.9
Prepaid expenses and other	$264.2	$272.0

At June 30, 2019 and December 31, 2018, other assets included the following:

Components of Other Assets (1)	June 30, 2019	December 31, 2018
Net overfunded pension plans	$95.5	$88.1
Capitalized software	85.0	89.3
Judicial deposits	74.8	74.1
Long-term receivables	90.6	73.2
Trust assets associated with supplemental benefit plans	37.9	37.0
Tooling (plates and molds associated with our beauty products)	12.5	12.6
Other	38.0	16.1
Other assets	$434.3	$390.4

(1) Deferred tax asset balance as of June 30, 2019 and December 31, 2018 is presented separately in the Consolidated Balance sheet.

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

15. RESTRUCTURING INITIATIVES

Transformation Plan and Open Up Avon

Open Up Avon

In September 2018, we initiated a new strategy in order to return Avon to growth ("Open Up Avon"). The Open Up Avon strategy is integral to our ability to return Avon to growth, built around the necessity of incorporating new approaches to various elements of our business, including increased utilization of third-party providers in manufacturing and technology, a more fit for purpose asset base, and a focus on enabling our Representatives to more easily interact with the company and achieve relevant earnings. The commercial elements of the strategy were developed to help increase Representative earnings and thereby retention. Elements of the Representative strategy include improvements in service functions, increased training on utilization of digital tools to expand her consumer reach, product bundling and regimens designed to help improve her earnings opportunity and sharper more targeted product innovation to drive brand relevancy. Cost savings under this plan are targeted as annualized cost savings of approximately $400 by 2021, and expected to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. In January 2019, we announced significant advancements in this strategy, including a structural reset of inventory processes and a reduction in global workforce. The structural reset of inventory will result in lower operational and ongoing obsolescence costs. Over the longer term, it will result in a more concentrated focus on high-turn, higher margin products, driving greater earnings for Representatives due to lessened discount pressure and enhanced service levels. The structural reset resulted in an incremental one-off inventory obsolescence expense of $88 recognized at December 31, 2018. In addition, the global workforce will be reduced in 2019 by approximately 10% to align with ongoing operating model changes and to create a leaner organization that is better aligned with Avon’s current and future business focus. This reduction is incremental to an 8% reduction of the global workforce that was completed in 2018. We expect to incur a restructuring charge of approximately $100 in 2019 relating to the global workforce reduction, which was approved by the Board of Directors in January 2019. We initiated the Open Up Avon strategy to enable us to achieve our goals of low-single-digit Constant $ revenue growth and low double-digit operating margin by 2021. We plan to reinvest a portion of these cost savings in commercial initiatives, including training for Representatives, and digital and information technology infrastructure initiatives. As a result of Open Up Avon restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of $216.6 before taxes, of which $28.3 and $73.4 was recorded during the three and six months ended June 30, 2019, respectively, in our Consolidated Statements of Operations.

Transformation Plan

In January 2016, we initiated a transformation plan (the "Transformation Plan"), in order to enable us to achieve our long-term goals of mid-single-digit constant-dollar ("Constant $") revenue growth and low double-digit operating margin. Under this plan, we had targeted pre-tax annualized cost savings of approximately $350 after three years, which we exceeded through restructuring actions, as well as other cost-savings strategies that did not result in restructuring charges.

As a result of these restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of $207.7 before taxes, of which $4.2 and $2.2 was recorded during the three and six months ended June 30, 2019 , respectively, in our Consolidated Statements of Operations. There are no further restructuring actions to be taken associated with our Transformation Plan, as beginning in the third quarter of 2018, all new restructuring actions approved operate under our new Open Up Avon plan described above.

Costs to Implement Restructuring Initiatives - Three and Six Months Ended June 30, 2019 and 2018

During the three months ended June 30, 2019, we recorded net costs to implement of $32.5 , of which $28.3 related to Open Up Avon and $4.2 related to the Transformation Plan in our Consolidated Statements of Operations. During the three months ended June 30, 2018, we recorded costs to implement of $24.5 related to the Transformation Plan and $.8 benefit related to other restructuring initiatives in our Consolidated Statements of Operations.

During the six months ended June 30, 2019, we recorded net costs to implement of $75.7 , of which $73.4 related to Open Up Avon, $2.2 related to the Transformation Plan, and $.1 related to other restructuring initiatives, in our Consolidated Statements of Operations. During the six months ended June 30, 2018, we recorded costs to implement of $35.3 related to the Transformation Plan and $.7 benefit related to other restructuring initiatives in our Consolidated Statements of Operations.

The costs during the three and six months ended June 30, 2019 and 2018 consisted of the following:

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
CTI recorded in operating profit - COGS
Manufacturing asset write-offs	$6.0	$—	$9.8	$—
Inventory write-off	2.6	.4	3.1	1.1
	8.6	.4	12.9	1.1

CTI recorded in operating profit - SG&A
Net charges for employee-related costs, including severance benefits	13.4	16.5	48.6	24.8
Implementation costs, primarily related to professional service fees	17.3	4.7	26.0	5.7
Dual running costs	2.6	—	4.5	—
Contract termination and other net benefits	1.4	1.2	4.6	1.4
Impairment of other assets	2.3	—	2.3	—
Accelerated depreciation	.1	.9	.3	1.6
	37.1	23.3	86.3	33.5

CTI recorded in operating profit	45.7	23.7	99.2	34.6

CTI recorded in other expenses
Gain on sale of Rye Office	(9.9)	—	(9.9)	—
Gain on sale of Malaysia Maximin	(3.3)	—	(3.3)	—
Gain on sale of China business (relating mainly to foreign currency translation adjustment gain)	—	—	(10.3)	—

Total CTI	$32.5	$23.7	$75.7	$34.6

Open Up Avon	$28.3	$—	$73.4	$—
Transformation Plan	$4.2	$24.5	$2.2	$35.3
Other	$—	$(.8)	$.1	$(.7)

The tables below include restructuring costs such as employee-related costs, inventory and asset write-offs, foreign currency translation write-offs and contract terminations, and do not include other costs to implement restructuring initiatives such as professional services fees, dual running costs, accelerated depreciation and gain on sale of business.

The liability balance included in other accrued liabilities in our Consolidated Statements of Operations for the restructuring actions associated with Open Up Avon at June 30, 2019 is as follows:

	Employee-Related Costs	Inventory/Assets Write-offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/Other	Total
Balance at December 31, 2018	$19.6	$—	$—	$1.1	$20.7
2019 charges	$52.9	$15.2	$(10.9)	$4.5	61.7
Adjustments	(3.1)	—	—	(.1)	(3.2)
Cash payments	(35.4)	—	—	(1.8)	(37.2)
Non-cash write-offs	—	(15.2)	10.9	—	(4.3)
Foreign exchange	(.8)	—	—	—	(.8)
Balance at June 30, 2019	$33.2	$—	$—	$3.7	$36.9

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

The liability balance included in other accrued liabilities in our Consolidated Balance Sheet for the restructuring actions associated with our Transformation Plan as of June 30, 2019 is as follows:

	Employee-Related Costs	Contract Terminations/Other	Total
Balance at December 31, 2018	$34.4	$3.6	$38.0
2019 charges	(1.1)	.2	(.9)
Cash payments	(19.9)	(2.7)	(22.6)
Foreign exchange	.1	—	.1
Balance at June 30, 2019	$13.5	$1.1	$14.6

The majority of cash payments, if applicable, associated with the year-end liability are expected to be made during 2019.

The following table presents the restructuring charges incurred to date, under Open Up Avon and the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans:

	Employee- Related Costs	Inventory/ Asset Write-offs	Contract Terminations/Other	Foreign Currency Translation Adjustment Write-offs	Total
Open Up Avon
Charges incurred to-date	$76.1	$105.1	$5.2	$(10.9)	$175.5
Estimated charges to be incurred on approved initiatives	—	—	.1	—	.1
Total expected charges on approved initiatives	$76.1	$105.1	$5.3	$(10.9)	$175.6

Transformation Plan
Charges incurred to-date	$126.9	$2.3	$40.9	$3.4	$173.5
Estimated charges to be incurred on approved initiatives	—	—	—	—	—
Total expected charges on approved initiatives	$126.9	$2.3	$40.9	$3.4	$173.5

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

The charges, net of adjustments, of initiatives under the Open Up Avon and the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans, by reportable segment are as follows:

	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Global & Other Operating Segments	Total
Open Up Avon
2018	$32.2	$36.4	$27.9	$14.4	$6.2	$117.1
First quarter 2019	13.5	12.7	2.9	(3.2)	7.3	33.2
Second quarter 2019	4.5	13.7	4.3	(1.2)	3.9	25.2
Charges incurred to-date	50.2	62.8	35.1	10.0	17.4	175.5
Estimated charges to be incurred on approved initiatives	.1	—	—	—	—	.1
Total expected charges on approved initiatives	$50.3	$62.8	$35.1	$10.0	$17.4	$175.6

Transformation Plan
2015	$—	$—	$—	$—	$21.4	$21.4
2016	30.9	13.2	4.4	9.1	16.8	74.4
2017	.9	5.6	(.6)	(.5)	49.4	54.8
2018	5.0	4.1	.6	.6	13.4	23.7
First quarter 2019	(1.1)	—	—	—	.3	(.8)
Second quarter 2019	—	—	—	—	—	—
Charges incurred to-date	35.7	22.9	4.4	9.2	101.3	173.5
Estimated charges to be incurred on approved initiatives	—	—	—	—	—	—
Total expected charges on approved initiatives	$35.7	$22.9	$4.4	$9.2	$101.3	$173.5

The charges above are not included in segment profit, as this excludes costs to implement restructuring initiatives. The amounts shown in the tables above as charges recorded to-date relate to initiatives that have been approved and recorded in the consolidated financial statements, as the costs are probable and estimable. The amounts shown in the tables above as total expected charges on approved initiatives represent charges recorded to-date plus charges yet to be recorded for approved initiatives as the relevant accounting criteria for recording an expense have not yet been met.

16. GOODWILL

	Europe, Middle East & Africa	South Latin America	Asia Pacific	Total
Net balance at December 31, 2018	$18.0	$66.8	$2.6	$87.4

Changes during the period ended June 30, 2019:
Foreign exchange	(.3)	2.8	—	2.5
Net balance at June 30, 2019	$17.7	$69.6	$2.6	$89.9

17. FAIR VALUE

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2019 :

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

	Level 1	Level 2	Total
Assets:
Available-for-sale securities	$3.8	$—	$3.8
Foreign exchange forward contracts	$—	$1.2	$1.2
Total	$3.8	$1.2	$5.0
Liabilities:
Foreign exchange forward contracts	$—	$10.9	$10.9
Total	$—	$10.9	$10.9

The assets and liabilities measured at fair value on a recurring basis were immaterial at December 31, 2018.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, available-for-sale securities, short-term investments, accounts receivable, debt maturing within one year, accounts payable, long-term debt and foreign exchange forward contracts. The carrying value for cash and cash equivalents, accounts receivable, accounts payable and short-term investments approximate fair value because of the short-term nature of these instruments.

The net asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of our remaining financial instruments at June 30, 2019 and December 31, 2018 , respectively, consisted of the following:

	June 30, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Available-for-sale securities	$3.8	$3.8	$3.8	$3.8
Debt maturing within one year (1)	(398.5)	(408.1)	(12.0)	(12.0)
Long-term debt (1)	(1,197.0)	(1,254.0)	(1,581.6)	(1,460.2)
Foreign exchange forward contracts	(9.7)	(9.7)	(5.1)	(5.1)

(1) The carrying value of debt maturing within one year and long-term debt is presented net of debt issuance costs and includes any related discount or premium and unamortized deferred gains on terminated interest-rate swap agreements, as applicable.

The methods and assumptions used to estimate fair value are as follows:

•	Available-for-sale securities - The fair values of these investments were the quoted market prices for issues listed on securities exchanges.

•	Debt maturing within one year and long-term debt - The fair values of our debt and other financing were determined using Level 2 inputs based on indicative market prices.

•	Foreign exchange forward contracts - The fair values of forward contracts were estimated based on quoted forward foreign exchange prices at the reporting date.

18. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We operate globally, with manufacturing and distribution facilities in various countries around the world. We may reduce our exposure to fluctuations in the fair value and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. If we use foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of our existing and forecasted transactions, we would expect that any gain or loss in value of the hedge instruments generally would be offset by decreases or increases in the value of the underlying forecasted transactions.

We do not enter into derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. The master agreements governing our derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if we were to merge with another entity and the creditworthiness of the surviving entity were to be "materially weaker" than that of Avon prior to the merger.

Derivatives are recognized in the Consolidated Balance Sheets at their fair values. The following table presents the fair value of derivative instruments at June 30, 2019 :

	Asset		Liability
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedges:
Foreign exchange forward contracts	Prepaid expenses and other	$—	Accounts payable	$2.0

Derivatives not designated as hedges:
Foreign exchange forward contracts	Prepaid expenses and other	$1.2	Accounts payable	$8.9
Total derivatives		$1.2		$10.9

The fair value of derivative instruments outstanding was immaterial at December 31, 2018.

Interest Rate Risk

A portion of our borrowings is subject to interest rate risk. In the past we have used interest-rate swap agreements, which effectively converted the fixed rate on long-term debt to a floating interest rate, to manage our interest rate exposure. The agreements were designated as fair value hedges. As of June 30, 2019 , we do not have any interest-rate swap agreements. Approximately 25% and 1% of our debt portfolio, at June 30, 2019 and December 31, 2018 , respectively, was exposed to floating interest rates. For the purpose of this calculation, we consider all short-term debt to be exposed to floating interest rates.

In March 2012, we terminated two of our interest-rate swap agreements previously designated as fair value hedges, with notional amounts totaling $350. As of the interest-rate swap agreements’ termination date, the aggregate favorable adjustment to the carrying value (deferred gain) of our debt was $46.1, which was amortized as a reduction of interest expense until repayment of the underlying debt obligations in June 2018, at which point the remaining unamortized balance was fully released to the Consolidated Statement of Operations. The net impact of the gain amortization was zero for both the three and six months ended June 30, 2019, and $1.3 and $6.0 for the three and six months ended June 30, 2018, respectively. At June 30, 2019, there was no unamortized deferred gain associated with the March 2012 interest-rate swap termination as the underlying debt obligations have been paid.

Foreign Currency Risk

We may use foreign exchange forward contracts to manage a portion of our foreign currency exchange rate exposures. At June 30, 2019, we had outstanding foreign exchange forward contracts with notional amounts totaling approximately $1,192.5 for various currencies, of which $19.5 were designated as cash flow hedges.

We may use foreign exchange forward contracts to manage foreign currency exposure of certain intercompany loans. The change in fair value of these contracts is immediately recognized in earnings and substantially offsets the foreign currency impact recognized in earnings relating to the associated intercompany loans. During the three and six months ended June 30, 2019, we recorded a loss of $3.1 and a gain of $21.9, respectively, in other expense in our Consolidated Statements of Operations related to these undesignated foreign exchange forward contracts. During the three and six months ended June 30, 2018, we recorded gains of $1.7 and $2.2, respectively, in other expense, net in our Consolidated Statements of Operations related to other undesignated foreign exchange forward contracts.

During the first quarter of 2019, we discontinued our program to hedge foreign exchange risk relating to forecasted operational transactions. The last of our designated cash flow hedges will expire during the first quarter of 2020. Our designated hedges did not have a material impact on our Consolidated Financial Statements for the six months ended June 30, 2019.

19. DEBT

Revolving Credit Facility

In June 2015, Avon International Operations, Inc. ("AIO"), a wholly-owned domestic subsidiary of the Company, entered into a five-year $400.0 senior secured revolving credit facility (the "2015 facility").

In February 2019, Avon International Capital, p.l.c. ("AIC"), a wholly-owned foreign subsidiary of the Company, entered into a three-year €200.0 million senior secured revolving credit facility (the "2019 facility"). As of June 30, 2019 this amounted to $227.0. The 2019 facility replaced the 2015 facility and the 2015 facility was terminated at such time. There were no amounts drawn under

36

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

the 2015 revolving credit facility on the date of termination and no early termination penalties were incurred. In the first quarter of 2019, $2.0 was recorded for the write-off of unamortized issuance costs related to the 2015 revolving credit facility. As of June 30, 2019, there were no amounts outstanding under the 2019 facility. The 2019 facility will terminate in February 2022; provided, however, that it shall terminate on the 91 st day prior to the maturity of the 4.60% Notes (as defined below), if on such 91 st day, the applicable notes are not redeemed, repaid, discharged, defeased or otherwise refinanced in full. In the first quarter of 2019, the Company capitalized $10.0 of issue costs relating to the new revolving credit facility; this resulted in a cash outflow presented in other financing activities within the Consolidated Statement of Cash Flows.

As of June 30, 2019, we were in compliance with our interest coverage and total leverage ratios under the 2019 facility. The amount of the facility available to be drawn down on is reduced by any standby letters of credit granted by an obligor, which, as of June 30, 2019, was approximately $25.0. As of June 30, 2019, based on then applicable exchange rates, the entire amount of the remaining 2019 facility, which is approximately €178.0 million, could have been drawn down without violating any covenant.

Public Notes

In March 2013, we issued, in a public offering, $500.0 principal amount of 4.60% Notes due March 15, 2020 (the "4.60% Notes"), $500.0 principal amount of 5.00% Notes due March 15, 2023 (the " 5.00% Notes") and $250.0 principal amount of 6.95% Notes due March 15, 2043 (the "6.95% Notes") (collectively, the "2013 Notes"). Interest on the 2013 Notes is payable semi-annually on March 15 and September 15 of each year.

The indenture governing the 2013 Notes contains interest rate adjustment provisions depending on the long-term credit ratings assigned to the 2013 Notes by S&P and Moody's. As described in the indenture, the interest rates on the 2013 Notes increase by .25% for each one-notch downgrade below investment grade on each of our long-term credit ratings assigned to the 2013 Notes by S&P or Moody's. These adjustments are limited to a total increase of 2.00% above the respective interest rates in effect on the date of issuance of the 2013 Notes. As a result of the long-term credit rating downgrades by S&P and Moody's since issuance of the 2013 Notes, the interest rates on these notes have increased by the maximum allowable increase.

As of June 30, the remaining aggregate principal amount of the 4.60% Notes was $386.9.  In July 2019, the Company issued $400.0 Senior Secured Notes (the 2019 Notes), the proceeds of which were partially used to purchase an aggregate principal amount of $275.0 of the 4.60% Notes. Refer to Note 22, Subsequent Events for further information regarding this issuance. In the second quarter of 2019, the Company capitalized $8 of issue costs relating to the 2019 Notes, with no cash impact in the six month period ended June 30, 2019.

Senior Secured Notes

In August 2016, AIO issued, in a private placement exempt from registration under the Securities Act of 1933, as amended, $500.0 in aggregate principal amount of 7.875% Senior Secured Notes, which will mature on August 15, 2022 (the "2016 Notes"). Interest on the Senior Secured Notes is payable semi-annually on February 15 and August 15 of each year.

20. INCOME TAXES

Our quarterly income tax provision is calculated using an estimated annual effective income tax approach. The quarterly effective tax rate can differ from our estimated annual effective tax rate as the Company cannot apply an effective tax rate approach for all of its operations. For those entities that can apply an effective tax rate approach, as of June 30, 2019 , our annual effective tax rate, excluding discrete items, is 26.0% for 2019, as compared to 25.6% as of June 30, 2018. The remaining entities, which are operations that generate pre-tax losses which cannot be tax benefited and/or have an effective tax rate which cannot be reliably estimated, have to account for their income taxes on a discrete year-to-date basis as of the end of each quarter and are excluded from the effective tax rate approach.

The estimated annual effective tax rate for 2019 also excludes the unfavorable impact of withholding taxes associated with certain intercompany payments, including royalties, service charges, interest and dividends, which in the aggregate are relatively consistent each year due to the need to repatriate funds to cover U.S. and U.K.-based costs, such as interest on debt and corporate overhead. Withholding taxes associated with the relatively consistent intercompany payments are accounted for discretely and accrued in the provision for income taxes as they become due.

The provision for income taxes for the three months ended June 30, 2019 and 2018 was $27.2 and $36.7, respectively. Our effective tax rates for the three months ended June 30, 2019 and 2018 were 127.7% and (12,233.3)% , respectively. The provision for income taxes for the six months ended June 30, 2019 and 2018 was $46.7 and $68.2, respectively. Our effective tax rates for the six months ended June 30, 2019 and 2018 were 278.0% and 675.2% .

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

The effective tax rates for the three months ended June 30, 2019 and 2018 were impacted by CTI restructuring charges which could not all be benefitted, country mix of earnings and withholding taxes. The effective tax rate for the three months ended June 30, 2019 was also negatively impacted by the accrual of miscellaneous income tax expenses of approximately $0.6. The effective tax rate for the three months ended June 30, 2018 was also negatively impacted by one-time tax reserves of $5.5 associated with our uncertain tax positions.

The effective tax rates for the six months ended June 30, 2019 and 2018 were impacted by CTI restructuring charges which could not all be benefitted, country mix of earnings and withholding taxes. The effective tax rate for the six months ended June 30, 2019 was also favorably impacted by the accrual of net income tax benefits of approximately $2.9 associated with the release of income tax reserves of approximately $3.3 associated with our uncertain tax positions net of other miscellaneous income tax expenses of approximately $0.4. The effective tax rate for the six months ended June 30, 2018 was also negatively impacted by one-time tax reserves of $14.7 associated with our uncertain tax positions.

In its final analysis of the impacts of the Tax Cuts and Job Act (the "Act") during the fourth quarter of 2018, the Company elected to treat income taxes associated with Global Intangible Low-Taxed Income ("GILTI"), as a period cost. As a result, the 2019 provision for income taxes reflects this treatment. The 2018 provision for income taxes was also calculated treating GILTI as a period cost. For both periods, GILTI did not have a material effect. The Act has significant complexity. The Company has considered the published guidance provided by the various Federal and state regulatory authorities into the calculation of its income tax provisions available as of June 30, 2019 and June 30, 2018 for the respective periods ended June 30, 2019 and June 30, 2018.

In prior years, we had previously recorded valuation allowances against certain deferred tax assets associated with the U.S. and various foreign jurisdictions. We intend to continue maintaining these valuation allowances on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that we are able to actually achieve.

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

21. AGREEMENT AND PLAN OF MERGERS WITH NATURA COSMETICOS S.A.

On May 22, 2019, the Company entered into an Agreement and Plan of Mergers (the "Merger Agreement") with Natura Cosméticos S.A., a Brazilian corporation (s ociedade anônima ) ("Natura Cosméticos"), Natura &Co Holding S.A., a Brazilian corporation (sociedade anônima ) ("Natura &Co Holding"), Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding ("Merger Sub I"), and Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I ("Merger Sub II"), pursuant to which (i) Natura &Co Holding will, after the completion of certain restructuring steps, hold all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II will merge with and into Avon, with Avon surviving the merger and (iii) Merger Sub I will merge with and into Natura &Co Holding, with Natura &Co Holding surviving the merger and as a result of which Avon will become a wholly owned direct subsidiary of Natura &Co Holding (collectively, the "Transaction"). If the Transaction is completed, Avon and Natura Cosméticos will each become wholly owned subsidiaries of Natura &Co Holding.

If the Transaction is completed, each share of Avon common stock issued and outstanding immediately prior to the consummation of the Transaction will be converted into the right to receive, at the election of the holder thereof, (i) 0.300 validly issued and allotted, fully paid-up American Depositary Shares of Natura &Co Holding, each representing one Natura &Co Holding Share ("Natura &Co Holding ADSs") against the deposit of the requisite number of shares of common stock of Natura &Co Holding ("Natura &Co Holding Shares"), subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.300 validly issued and allotted, fully paid-up Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding Shares, and each share of Avon series C preferred stock held by Cerberus Investor issued and outstanding immediately prior to the consummation of the Transaction will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon's certificate of incorporation) of such shares of series C preferred stock. Upon the consummation of the Transaction, Natura &Co Holding Shares are expected to be listed on the B3 S.A. - Brasil, Bolsa, Balcão stock exchange (the "B3") and Natura &Co Holding ADSs are expected to be listed on the New York Stock Exchange (the "NYSE"). Additionally, upon the consummation of the Transaction, Avon common stock will cease to be traded on the NYSE.

The Merger Agreement contains customary representations and warranties of Avon, Natura Cosméticos and Natura &Co Holding relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of Avon, including (i) covenants relating to conducting its business in the ordinary course consistent with past practice and to refrain from taking certain actions without Natura Cosméticos's consent, (ii) covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide information in connection with, alternative transactions and (iii) covenants to recommend, subject to certain exceptions, that Avon's shareholders adopt the Merger Agreement.

The timing and completion of the Transaction is subject to a number of closing conditions, including (i) Avon and Natura Cosméticos shareholder approvals having been obtained in accordance with applicable law, (ii) clearance from competition authorities in certain jurisdictions where Avon and Natura Cosméticos operate, (iii) the absence of any judgment, injunction or other order issued by a court of competent jurisdiction prohibiting the Transaction, (iv) effectiveness of registration statements for Natura &Co Holding's ADSs, (v) listing approval for Natura &Co Holding's ADSs on the NYSE, (vi) listing approval for Natura &Co Holding's shares on the B3 stock exchange under the Novo Mercado listing segment and (vii) subject to certain materiality exceptions, the accuracy of Avon's, Natura Cosméticos's and Natura &Co Holding's representations and warranties in the Merger Agreement and performance by each party of their obligations under the Merger Agreement.

The Company has incurred costs to date of $17 in relation to the Transaction, primarily professional fees and impairment loss on assets, and these have been disclosed as a non-GAAP adjustment to operating profit, selling, general and administrative expenses as a % of total revenue, operating margin and income (loss) before taxes. It is expected that additional costs will be incurred prior to or at the closing of the Transaction, including approximately $33 with respect to professional fees that are contingent on the successful closing of the Transaction.

22. SUBSEQUENT EVENTS

Bond issue

In July 2019, the Company issued $400 in aggregate principal amount of 6.50% Senior Notes which will mature on August 15, 2022. The proceeds were partially used to purchase an aggregate principal amount of $275 of the Company's 4.6% Notes, due during 2020, under a cash tender offer completed during July 2019.

Indirect tax Court Decisions in Brazil

39

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share data)

In July 2019, the Brazilian judicial court held decisions in favor of Avon relating to historic indirect tax items. The Company has not received the formal decision in writing as of the date of this filing. At June 30, 2019, no receivable was recognized in relation to these cases. The gross amount of the credits involved is $117 .

40

With respect to the unaudited financial information of Avon Products, Inc. for the three and six month periods ended June 30, 2019 and 2018 included in this From 6-K, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated August 1, 2019 appearing herein states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Avon Products, Inc.:

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed consolidated balance sheets of Avon Products, Inc. (the “Company”) as of June 30, 2019, and 2018, and the related consolidated statements of operations, and comprehensive loss for the three-month and six-month periods ended June 30, 2019 and 2018 and the consolidated statements of changes in shareholders equity (deficit) and of cash flows for the three- month and six-month periods ended June 30, 2019 and 2018, including the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2018, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the year then ended (not presented herein), and in our report dated February 21, 2019, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2018, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

August 1, 2019

PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH

T: +44 (0) 2075 835 000, F: +44 (0) 2072 124 652, www.pwc.co.uk

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of

PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

Exhibit IV-F to the Management Proposal

Avon Products, Inc.’s financial statements on December 31, 2018 and June 30, 2019, accompanied by a special review report by PricewaterhouseCoopers Auditores Independentes

AVON PRODUCTS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Brazilian reais in millions, except per share data)
Years ended December 31	2018	2017	2016
Net sales	19,309.3	17,825,6	19,246.6
Other revenue	1,190.7	482.1	479.2
Total revenue	20,500.0	18,307.7	19.725,8
Costs, expenses and other:
Cost of sales	(8,698,5)	(7,057.4)	(7,786.5)
Selling, general and administrative expenses	(10,936,1)	(10,349.3)	(10,822.2)
Operating profit	865.4	901.0	1,117.1
Interest expense	495.3	451.0	471.3
Loss (gain) on extinguishment of debt	2.6	—	(3.8)
Interest income	(56.3)	(47.4)	(54.5)
Other expense, net	26.1	110.8	596.6
Total other expenses	467.7	514.4	1,009.5
Income from continuing operations, before taxes	397.8	386.6	107.6
Income taxes	(478.0)	(322.5)	(429.9)
(Loss) income from continuing operations, net of tax	(80.2)	64.1	(322.2)
Loss from discontinued operations, net of tax	—	—	(48.3)
Net (loss) income	(80.2)	64.1	(370.5)
Net loss (income) attributable to noncontrolling interests	8.4	6.4	(0.7)
Net (loss) income attributable to Avon	(71.8)	70,5	(371.2)
Loss per share:
Basic from continuing operations	(0.37)	0,00	(0,86)
Basic from discontinued operations	—	—	(0.10)
Basic attributable to Avon	(0.37)	0.00	(1.00)
Diluted from continuing operations	(0.37)	0.00	(0,86)
Diluted from discontinued operations	—	—	(0.10)
Diluted attributable to Avon	(0.37)	0.00	(1.00)
Weighted-average shares outstanding:
Basic	441.9	439.7	437.0
Diluted	441.9	439.7	437.0

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Brazilian reais in millions)

Years ended December 31	2018	2017	2016
Net (loss) income	(80.2)	64.1	(370.5)
Other comprehensive income (loss):
Foreign currency translation adjustments	(635.1)	35.3	698.7
Unrealized (losses) gains on revaluation of long-term intercompany balances, net of taxes of R$0,0, R$0,0 and R$0,0	(213.8)	199.2	74.5
Change in derivative gains on cash flow hedges, net of taxes of R$0,0, R$0,0 and R$9,3	1.8	—	4.5
Amortization of net actuarial loss and prior service cost, net of taxes of R$2,2, R$2,6 and R$37,6	38.6	50.0	991.2
Adjustments of net actuarial loss and prior service cost, net of taxes of R$(4,0), R$6,7 and R$24,5	(31.6)	28.5	10.7
Other comprehensive income related to New Avon investment, net of taxes of R$0,0, R$0,0 and R$0,0		3.8	7.6
Total other comprehensive (loss) income, net of taxes	(840.1)	316.8	1,787.2
Comprehensive (loss) income	(920.3)	380.9	1,416.7
Less: comprehensive loss attributable to noncontrolling interests	(4.3)	(4.4)	(15.8)
Comprehensive (loss) income attributable to Avon	(916.0)	385.3	1,432.5

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(Brazilian reais in millions, except per share data)

December 31	2018	2017
Assets
Current Assets
Cash, including cash equivalents of R$140,3 and R$386,0	2,064.1	2,916.0
Accounts receivable (less allowances of R$360,4 and R$458,5)	1,355.0	1,512.4
Inventories	2,100.1	1,978.8
Prepaid expenses and other	1,053.9	980.6
Held for sale assets	254.2	—
Total current assets	6,827.4	7,387.8
Property, plant and equipment, at cost
Land	87.6	103.5
Buildings and improvements	1,948.6	2,137.0
Equipment	2,643.8	2,661.6
	4,680.0	4,902.1
Less accumulated depreciation	(2,519.4)	(2,577.6)
Property, plant and equipment, net	2,160.6	2,324.5
Goodwill	338.7	316.6
Other assets	2,336.5	2,203.8
Total assets	11,663.1	12.232.7
Liabilities and Shareholders’ Deficit
Current Liabilities
Debt maturing within one year	46.5	85.0
Accounts payable	3,163.8	2,752.9
Accrued compensation	331.3	431.0
Other accrued liabilities	1,748.7	1,341.7
Sales and taxes other than income	402.6	506.2
Income taxes	61.6	42.3
Held for sale liabilities	44.2	—
Total current liabilities	5,798.6	5,159.2
Long-term debt	6,128.4	6,193.2
Employee benefit plans	497.1	498.2
Long-term sales taxes and taxes other than income	—	638.8
Long-term income taxes	527.7	280.9
Other liabilities	279.4	279.2
Total liabilities	13,231.3	13,049.4
Commitments and contingencies (Notes 16 and 19)
Series C convertible preferred stock	1,906.8	1,547.5
Shareholders’ Deficit
Common stock, par value R$0,97 - authorized 1.500 shares; issued 761,8 and 758,7 shares	741.9	739.7
Additional paid-in capital	8,971.1	8,925.5
Retained earnings	8,817.7	9,118.9
Accumulated other comprehensive loss	(4,067.7)	(3,223.1)
Treasury stock, at cost (319,4 and 318,4 shares)	(17,967.8)	(17,959.3)
Total Avon shareholders’ deficit	(3,504.8)	(2,398.3)
Noncontrolling interests	29.9	34.1
Total shareholders’ deficit	(3,474.9)	(2,364.2)
Total liabilities, series C convertible preferred stock and shareholders’ deficit	11,663.1	12,232.7

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Brasilian reais in millions)

Years ended December 31	2018	2017	2016
Cash Flows from Operating Activities
Net (loss) income	(80.2)	64.1	(370,5)
Loss from discontinued operations, net of tax	—	—	48.3
(Loss) income from continuing operations, net of tax	(80.2)	64.1	(322.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	298.4	270.0	287.4
Amortization	97.9	95.1	105.6
Provision for doubtful accounts	597.6	710.8	657.2
Provision for obsolescence	417.6	117.6	125.9
Share-based compensation	50.8	77.5	82.8
Foreign exchange losses	78.0	58.0	21.0
Deferred income taxes	(180.3)	(96.7)	(29.3)
Charge for Argentinian monetary assets and liabilities	(23.2)	—	—
Brazil IPI release	(716.4)	—	—
Loss on deconsolidation of Venezuela	—	—	415.7
Other	68.1	126.8	(11.4)
Changes in assets and liabilities:
Accounts receivable	(378.3)	(687.4)	(747.3)
Inventories	(366.5)	(61.5)	(98.7)
Prepaid expenses and other	(181.4)	47.4	58.0
Accounts payable and accrued liabilities	269.0	39.4	(60.7)
Income and other taxes	232.6	13.1	(16.2)
Noncurrent assets and liabilities	157.4	94.5	(26.2)
Net cash provided by operating activities of continuing operations	341.1	868.7	441.6
Cash Flows from Investing Activities
Capital expenditures	(349.2)	(311.7)	(320.8)
Disposal of assets	17.7	18.9	45.9
Distribution from New Avon LLC	—	70.5	—
Reduction of cash due to Venezuela deconsolidation	—	—	(15.5)
Other investing activities	(12.1)	(0.6)	5.2
Net cash used by investing activities of continuing operations	(343.7)	(222.9)	(285.3)
Cash Flows from Financing Activities
Debt, net (maturities of three months or less)	(39.4)	33.0	(125.6)
Proceeds from debt	—	—	1,775.0
Repayment of debt	(1,063.8)	(9.3)	(2,528.8)
Repurchase of common stock	(11.8)	(23.1)	(19.3)
Net proceeds from the sale of series C convertible preferred stock	—	—	1.470.7
Other financing activities	(14.3)	(0.6)	(79.3)
Net cash (used) provided by financing activities of continuing operations	(1,129.3)	—	472.6
Cash Flows from Discontinued Operations
Net cash (used) provided by operating activities of discontinued operations	—	(27.5)	(233.2)
Net cash used by investing activities of discontinued operations	—	—	(326.4)
Net cash (used) provided by discontinued operations	—	(27.5)	(559.6)
Effect of exchange rate changes on cash and cash equivalents	294.3	165.0	(610.2)
Net (decrease) increase in cash and cash equivalents	(837.6)	783.2	(540.9)
Cash and cash equivalents at beginning of year(1)	2,916.0	2.132.8	2.673.6
Cash and cash equivalents at end of year(2)	2,078.4	2.916.0	2.132.8
Cash paid for:
Interest	511.5	453.9	492.7
Income taxes, net of refunds received	321.6	423.5	494.4

(1)	Includes cash and cash equivalents of discontinued operations of R$(8.6) at the beginning of the year in 2016

(2)	Includes cash and cash equivalents of R$14.3 classified as Held for sale assets in our Consolidated Balance Sheets at the end of the year in 2018

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Brasilian reais i millions, except per	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Noncontrolling
share data)	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Shares	Amount	Interests	Total
Balances at December 31, 2015	751.4	733.7	8,801.4	9,559.3	(5,334.7)	315.9	(17,939.0)	54,3	(4,125,0)
Net (loss) income	—	—	—	(371.2)	—	—	—	0.7	(370.5)
Other comprehensive income (loss)	—	—	—	—	1.797.5	—		(10.3)	1,787.2
Dividends accrued - Series C convertible preferred stock	—	—	—	(63.1)	—	—	—	—	(63.1)
Exercise/ vesting/ expense of share-based compensation	3.5	3.1	76.9	—	—	—	—	—	80.0
Repurchase of common stock	—	—	—	—	—	1.4	(19.3)	—	(19.3)
Purchases and sales of noncontrolling interests, net of dividends paid of R$6,2	—	—	—	—	—	—	—	(6.2)	(6.2)
Income tax expense – stock transactions	—	—	(8.4)	—	—	—	—	—	(8.4)
Balances at December 31, 2016	754.9	736.8	8,870.1	9,125.0	(3,537.2)	317.3	(17,958.4)	38,5	(2,725,3)
Net income	—	—	—	70.5		—	—	(6.4)	64.1
Other comprehensive income	—	—	—		314.1	—	—	2.7	316.8
Dividends accrued - Series C convertible preferred stock	—	—	—	(74.0)	—	—	—	—	(74.0)
Exercise/ vesting/ expense of share-based compensation	3.8	3.2	55.4	(2.6)	—	(0.5)	21.8	—	77.8
Repurchase of common stock	—	(0.3)	—	—	—	1.6	(22.7)	—	(23.1)
Purchases and sales of noncontrolling interests, net of dividends paid of R$0,6	—	—	—	—	—	—	—	(0.5)	(0.5)
Balances at December 31, 2017	758.7	739.7	8,925.5	9,118.9	(3,223.1)	318.4	(17,959.3)	34.1	(2,364.2)
Net loss	—	—	—	(71.8)	—	—	—	(8.5)	(80.2)
Revenue Recognition Cumulative catch up	—	—	—	(136.0)	—	—	—	—	(136.0)
Other comprehensive income	—	—	—		(844.6)	—	—	4.7	(840.1)
Dividends accrued - Series C convertible preferred stock	—	—	—	(89.4)	—	—	—	—	(89.4)
Exercise/ vesting/ expense of share-based compensation	3.1	2.6	45.6	(4.0)	—	(0.1)	2.9	—	47.1
Repurchase of common stock	—	(0.4)	—	—	—	1.1	(11.4)	—	(11.8)
Purchases and sales of noncontrolling interests, net of dividends paid of R$0.4	—	—	—	—	—	—	—	(0.4)	(0.4)
Balances at December 31, 2018	761.8	741.9	8,971.1	8,817.7	(4,067.7)	319.4	(17,967.8)	29.9	(3.474.9)

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share and share data)

NOTE 1. Description of the Business and Summary of Significant Accounting Policies

Business

When used in these notes, the terms "Avon," "Company," "we," "our" or "us" mean Avon Products, Inc.

We are a global manufacturer and marketer of beauty and related products. Our business is conducted primarily in one channel, direct selling. Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products. Sales are made to the ultimate consumer principally by independent Representatives.

In December 2015, we entered into definitive agreements with affiliates of Cerberus Capital Management L.P. ("Cerberus"), which included a $435 (equivalent to R$ 1,699 in December, 2015) investment in Avon by an affiliate of Cerberus through the purchase of our convertible preferred stock and the separation of the North America business (including approximately $100 of cash, equivalent to R$ 390 in December 2015, subject to certain adjustments) from Avon into New Avon LLC ("New Avon"), a privately-held company that is majority-owned and managed by an affiliate of Cerberus. These transactions closed in March 2016 and Avon retained approximately 20% ownership in New Avon. The North American business, which represented the Company's operations in the United States ("U.S."), Canada and Puerto Rico, was previously its own reportable segment and has been presented as discontinued operations for all periods. Refer to Note 3, Discontinued Operations and Assets and Liabilities Held for Sale for additional information regarding the investment by an affiliate of Cerberus and the separation of the North America business. As a result of this transaction, all of our consolidated revenue is derived from operations of subsidiaries outside of the U.S.

On May 22, 2019, an agreement was entered into between Avon Products Inc. (“Avon”), Natura Cosméticos S.A. (“Natura”), and other subsidiaries created for this transaction. This agreement stipulates the exchange of shares (all-share merger), which will result in the combination of Natura and Avon businesses (“Transaction”), pursuant Instruction n° 565/2015 of the Brazilian Securities Commission (“CVM”).

Basis of presentation

The consolidated financial statements of Avon for the years ended December 31, 2018, 2017 and 2016 were prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and presented in U.S. dollars (“US$”), and were audited by independent auditors without exceptions.

These financial statements were prepared according to CVM Instruction n° 480/2009, as a result of the transaction mentioned above, which requires the presentation of consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), in reais (R$) and in Brazilian Portuguese. Therefore, these consolidated financial statements may not be suitable for other purposes.

For this purpose, the consolidated financial statements of Avon were presented into reais, which is the functional and presentation currency of Natura, as follows:

•	Translation at foreign exchange rates at the end of each year of asset and liability accounts.

•	Translation at average foreign exchange rates at each tear of income and expense accounts and cash flows.

•	Translation of the initial equity at the foreign exchange rate at January 31, 2015 (date of the first translation into reais). The translation of all subsequent changes is made using the average foreign exchange rates of each year.

•	The resulting translation adjustments are recognized in Other comprehensive income and, in the case of the Cash flows, in Foreign exchange gains (losses) on cash and cash equivalents.

Management concluded that the preparation of the consolidated financial statements, including the level of disclosure made, in accordance with US GAAP, substantially meets the requirements established in the aforementioned instruction. Therefore, we present in Note 23 additional information: reconciliation of the differences between accounting practices describing the reconciliation of the differences between equity (deficit) and net loss of the financial statements expressed in reais, in accordance with US GAAP, and the adjusted equity (deficit) and net loss in accordance with IFRS.

Principles of Consolidation

The consolidated financial statements include the accounts of Avon and our majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates

We prepare our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. On an ongoing basis, we review our estimates, including those related to stand-alone selling prices ("SSP") of promised goods or services delivered under sales incentives, allowances for sales returns, allowances for doubtful accounts receivable, provisions for inventory obsolescence, the determination of discount rates and other actuarial assumptions for pension and postretirement benefit expenses, restructuring expense, income taxes and tax valuation allowances, share-based compensation, loss contingencies and the evaluation of goodwill, property, plant and equipment and capitalized software for potential impairment.

Foreign Currency

Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within accumulated other comprehensive income (loss) ("AOCI"). Gains or losses resulting from the impact of changes in foreign currency rates on assets and liabilities denominated in a currency other than the functional currency are recorded in other expense, net.

For financial statements of Avon subsidiaries operating in highly inflationary economies, the U.S. dollar is required to be used as the functional currency. At December 31, 2018, only our Argentinian subsidiary is considered to be operating in a highly inflationary economy. Highly inflationary accounting requires monetary assets and liabilities, such as cash, receivables and payables, to be remeasured into U.S. dollars at the current exchange rate at the end of each period with the impact of any changes in exchange rates being recorded in income. We record the impact of changes in exchange rates on monetary assets and liabilities in other expense, net. Similarly, deferred tax assets and liabilities are remeasured into U.S. dollars at the current exchange rates; however, the impact of changes in exchange rates is recorded in income taxes in our Consolidated Statements of Operations. Non-monetary assets and liabilities, such as inventory, property, plant and equipment and prepaid expenses are recorded in U.S. dollars at the historical rates at the time of acquisition of such assets or liabilities.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Argentina Currency

During the quarter ended June 30, 2018, based on published official exchange rates which indicate that Argentina's three-year cumulative inflation rate has exceeded 100%, we concluded that Argentina had become a highly inflationary economy. From July 1, 2018, we have applied highly inflationary accounting for our Argentinian subsidiary. As such, the functional currency for Argentina has changed to the U.S. dollar, which is the consolidated group's reporting currency. When an entity operates in a highly inflationary economy, exchange gains and losses associated with monetary assets and liabilities resulting from changes in the exchange rate are recorded in income. Nonmonetary assets and liabilities, which include inventories, property, plant and equipment and contract liabilities, are carried forward at their historical dollar cost, which was calculated using the exchange rate at June 30, 2018.

As a result of the devaluation of the Argentinian peso of approximately 25% from June 30, 2018 to December 31, 2018, operating profit was negatively impacted by approximately R$ 29 largely in cost of sales in our Consolidated Income Statements, primarily due to inventory being accounted for at its historical dollar cost. During the six months ended December 31, 2018, we also recorded a benefit during the period of approximately R$22 in other expense, net primarily associated with the net monetary liability position of Argentina, and an approximate R$7 positive impact on income taxes, both in our Consolidated Income Statements. As of December 31, 2018, the net Argentine peso-denominated monetary liability position of Argentina was R$128 and the net Argentine peso-denominated non-monetary asset position was R$194, primarily consisting of inventory balances of R$124.

Venezuela Currency

Currency restrictions enacted by the Venezuelan government since 2003 have impacted the ability of Avon Venezuela to obtain foreign currency to pay for imported products. In 2010, we began accounting for our operations in Venezuela under accounting guidance associated with highly inflationary economies.

Venezuela's restrictive foreign exchange control regulations and our Venezuelan operations' increasingly limited access to U.S. dollars resulted in lack of exchangeability between the Venezuelan bolivar and the U.S. dollar, and restricted our Venezuelan operations' ability to pay dividends and settle intercompany obligations.

The severe currency controls imposed by the Venezuelan government significantly limited our ability to realize the benefits from earnings of our Venezuelan operations and access the resulting liquidity provided by those earnings. We expected that this lack of exchangeability would continue for the foreseeable future, and as a result, we concluded that, effective March 31, 2016, this condition was other-than-temporary and we no longer met the accounting criteria of control in order to continue consolidating our Venezuelan operations. As a result, since March 31, 2016, we have accounted for our Venezuelan operations using the cost method of accounting.

As a result of the change to the cost method of accounting, in the first quarter of 2016, we recorded a loss of R$415.7 in other expense, net. The loss was comprised of R$135.2 in net assets of the Venezuelan business and R$280.5 in accumulated foreign currency translation adjustments within AOCI (shareholders' deficit) associated with foreign currency changes before Venezuela was accounted for as a highly inflationary economy. The net assets of the Venezuelan business were comprised of inventories of R$77.2, property, plant and equipment, net of R$49, other assets of R$37.2, accounts receivable of R$14.9, cash of R$14.7, and accounts payable and accrued liabilities of R$ 65.0. Our Consolidated Balance Sheets no longer include the assets and liabilities of our Venezuelan operations. We no longer include the results of our Venezuelan operations in our Consolidated Financial Statements, and will include income relating to our Venezuelan operations only to the extent that we receive cash for dividends or royalties remitted by Avon Venezuela.

Revenue Recognition

Nature of goods and services

We are a global manufacturer and marketer of beauty and related products. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Our business is conducted primarily in one channel - direct selling. Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. We primarily sell our products to the ultimate consumer through the direct selling channel principally through Representatives, who are independent contractors and not our employees.

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Revenue recognition

Revenue is recognized when control of a product or service is transferred to a customer, which is generally the Representative. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties, such as Value Added Taxes (“VAT”) collected for taxing authorities.

Principal revenue streams and significant judgments

Our principal revenue streams can be distinguished into: i) the sale of Beauty and Fashion & Home products to Representatives (recorded in net sales); ii) Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract, which include fees for shipping and handling (recorded in other revenue); and iii) other, which includes the sale of products to New Avon and royalties from the licensing of our name and products (recorded in other revenue).

i) Sale of Beauty and Fashion & Home products to Representatives

We generate the majority of our revenue through the sale of Beauty and Fashion & Home products. A Representative contacts her customers directly, selling primarily through our brochure (whether paper or online), which highlights new products and special promotions (or incentives) for each sales campaign. In this sense, the Representative, together with the brochure, are the "store" through which our products are sold. A brochure introducing a new sales campaign is typically generated every three to four weeks. A purchase order is processed and the products are picked at a distribution center and delivered to the Representative usually through a combination of local and national delivery companies. Generally, the Representative then delivers the merchandise and collects payment from the customer for her or his own account. A Representative generally receives a refund of the price the Representative paid for a product if the Representative chooses to return it.

A Representative Agreement, which outlines the basic terms of the agreement between Avon and the Representative, combined with a purchase order, constitutes a contract for the purposes of Accounting Standards Codification Topic (“ASC”), Revenue from Contracts with Customers ("ASC 606").

Revenue from Contracts with Customers

We account for individual products and services separately in the contract if they are distinct (i.e., if a product or service is separately identifiable from the other items in the contract and if a Representative can benefit from the product or service on its own or with other resources that are readily available), which is recognized at a point in time, when control of a product is transferred to a Representative. In addition, we offer incentives to Representatives to support sales growth. Certain of these sales incentives are distinct promises to a Representative, and therefore are a separate performance obligation. As a result, revenue is allocated to the performance obligation for sales incentives and is deferred on the balance sheet until the associated performance obligations are satisfied.

Typically included within a contract is variable consideration, such as sales returns and late payment fees. Revenue is only recorded to the extent it is probable that it will not be reversed, and therefore revenue is adjusted for variable consideration. Variable consideration is generally estimated using the expected value method, which considers possible outcomes weighted by their probability. Specifically for sales returns, a refund liability will be recorded for the estimated cash to be refunded for the products expected to be returned, and a returns asset will be recorded for the products which we expect to be returned and re-sold, each of these based on historical experience. The estimate of sales returns as well as the measurement of the returns asset and the refund liability is updated at the end of each month for changes in expectations regarding the amount of salvageable returns, reconditioning costs and any additional decreases in the value of the returned products. Late payment fees are recorded when the uncertainty associated with collecting such fees are resolved (i.e., when collected).

The Representative generally receives a credit period of one sales campaign if they meet certain criteria; however, the specific credit terms are outlined in the Representative Agreement. Generally, the Representative remits payment during each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance past due for prior campaigns is paid; however, there are circumstances where the Representative fails to make the required payment.

Our contracts with Representatives often include multiple promises to transfer products and/or services to the Representative, and determining which of these products and/or services are considered distinct performance obligations that should be accounted for separately. In addition, in assessing the recognition of revenue for the following performance obligations, management has exercised significant judgment in the following areas: estimation of variable consideration and the SSP of promised goods or services in order to determine and allocate the transaction price.

Performance obligation - Avon products and appointment kits

The Representative purchases Avon products and appointment kits through a purchase order. Avon offers appointment kits for purchase to Representatives, which may contain various Avon products. We recognize revenue for Avon products and appointment kits in net sales in our Consolidated Statements of Operations when the Representative obtains control of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

products, which occurs upon delivery of the product to the Representative. Transaction price is the amount we expect to receive in exchange for those products adjusted for variable consideration as discussed above and the estimated SSP of other performance obligations as discussed below. The cost of these products and appointment kits is recognized in cost of sales in our Consolidated Statements of Operations.

Performance obligation - Sales incentives

Types of sales incentives include status programs, loyalty points, prospective discounts, and gift with purchase, among others. A Representative is eligible for certain status programs if specified sales levels are met. Status programs offer additional benefits such as free or discounted products and services. Loyalty points offer the option to redeem for additional Avon or other products or services. Prospective discounts are offered in some countries when certain sales levels are reached in a given time period. The revenue attributable to the prospective discount performance obligation is for the option to purchase additional product at a discounted amount.

Certain benefits within status programs, loyalty points, prospective discounts and certain other sales incentives constitute a material right and, therefore, a distinct performance obligation in the contract with the Representative. Transaction price is allocated to the material right (performance obligation) based on estimated SSP and is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of incentives is presented in inventories in our Consolidated Balance Sheets. We recognize revenue allocated to the material right in net sales in our Consolidated Statements of Operations at the point in time that the Representative receives the benefits of the material right or obtains control of the products, which occurs upon delivery to the Representative or upon expiration of the material right. For sales incentives that are delivered with the associated products order (such as gift with purchase), no deferral is required.

SSP represents the estimated market value, or the estimated amount that could be charged for that material right when the entity sells it separately in similar circumstances to similar customers. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, including for certain sales incentives, we determine the SSP using information that may include market prices and other observable inputs.

ii) Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract ("Representative fees")

The purchase order in the contract with the Representative explicitly identifies activities that we will perform. This includes fees that we charge Representatives, primarily for the sale of brochures to Representatives and fulfillment activities, and also includes late payment fees (discussed above). Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Under ASC 606, brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and we allocate consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in selling, general and administrative expenses in our Consolidated Statements of Operations.

We often charge the Representative for shipping and handling (including order processing) and payment processing activities on the invoice, and such activities are considered to be fulfillment costs. The consideration received represents part of the transaction price in the contract that is allocated to the performance obligations in the contract. We recognize revenue for fulfillment activities in other revenue in our Consolidated Statements of Operations when such services are provided to the Representative. The cost of these activities is recognized in SG&A expenses in our Consolidated Statements of Operations.

iii) Other revenue

We also recognize revenue from the sale of products to New Avon LLC ("New Avon"), as part of a manufacturing and supply agreement, since the separation of the Company's North America business into New Avon on March 1, 2016, and royalties from the licensing of our name and products, in other revenue in our Consolidated Statements of Operations

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are generally high-quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. We classify inventory into various categories based upon its stage in the product life cycle, future marketing sales plans and the disposition process. We assign a degree of obsolescence risk to products based on this classification to estimate the level of obsolescence provision.

Brochure Costs

Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and Avon allocates consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in SG&A expenses in our Consolidated Statements of Operations.

Brochure costs and associated fees that are presented as inventory were R$51.1 at December 31, 2018 and zero at December 31, 2017, an increase driven by the implementation of ASU 606. Brochure costs and associated fees that are presented as prepaid expenses and other were R$22.9 at December 31, 2018 and R$87.9 at December 31, 2017, a decrease driven by the implementation of ASU 606.

Brochure costs were expensed to COGS and SG&A in 2018 amounted to R$417.6 and R$390.8, respectively. In 2017 and 2016 brochures costs of R$781.6 and R$844.2, respectively, were expensed to SG&A under the previous ASU 605.

The fees charged to Representatives for brochures sold recorded in Other revenue in 2018 amounted to R$431.0. In 2017 and 2016, the fees charged to Representatives were recorded as a reduction to SG&A expenses and amounted to R$390.8 in 2018 R$446.5 and R$478.2, respectively.

Property, Plant and Equipment and Capitalized Software

Property, plant and equipment are stated at cost and are depreciated using a straight-line method over the estimated useful lives of the assets. The estimated useful lives generally are as follows: buildings, 45 years; land improvements, 20 years; machinery and equipment, 15 years; and office equipment, five to ten years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property, plant and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Costs associated with repair and maintenance activities are expensed as incurred.

Certain systems development costs related to the purchase, development and installation of computer software, and implementation costs incurred in a hosting arrangement that is a service contract, are capitalized and amortized over the estimated useful life of the related project. Costs incurred prior to the development stage, as well as maintenance, training costs, and general and administrative expenses are expensed as incurred. The other assets balance included unamortized capitalized software costs of R$346.0 at December 31, 2018 and R$281.8 at December 31, 2017. The amortization expense associated with capitalized software was R$97.5, R$94.5 and R$105.2 for the years ended December 31, 2018, 2017 and 2016, respectively.

We evaluate our property, plant and equipment and capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated pre-tax undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value of the asset is determined using revenue and cash flow projections, and royalty and discount rates, as appropriate.

Assets and Liabilities Held for Sale

A long-lived asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within a year. A long-lived asset (or disposal group) classified as held for sale is initially measured at the lower of its carrying amount or fair value less cost to sell. An impairment loss is recognized for any initial or subsequent write-down of the long-lived asset (or disposal group) to fair value less costs to sell. A gain or loss not previously recognized by the date of the sale of the long-lived asset (or disposal group) is recognized at the date of derecognition.

Long-lived assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Long-lived assets classified as held for sale and the assets of a disposal group classified as held for sale are

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presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

Goodwill

Goodwill is not amortized and is assessed for impairment annually during the fourth quarter or on the occurrence of an event that indicates impairment may have occurred, at the reporting unit level. A reporting unit is the operating segment, or a component, which is one level below that operating segment. Components are aggregated as a single reporting unit if they have similar economic characteristics. When testing goodwill for impairment, we perform either a qualitative or quantitative assessment for each of our reporting units. Factors considered in the qualitative analysis include macroeconomic conditions, industry and market considerations, cost factors and overall financial performance specific to the reporting unit. If the qualitative analysis results in a more likely than not probability of impairment, the first quantitative step, as described below, is required.

The quantitative test to evaluate goodwill for impairment is a two-step process. In the first step, we compare the fair value of a reporting unit to its carrying value. If the fair value of a reporting unit is less than its carrying value, we perform a second step to determine the implied fair value of the reporting unit’s goodwill. The second step of the impairment analysis requires a valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. If the resulting implied fair value of the reporting unit’s goodwill is less than its carrying value, that difference represents an impairment.

The impairment analysis performed for goodwill requires several estimates in computing the estimated fair value of a reporting unit. We typically use a DCF approach to estimate the fair value of a reporting unit, which we believe is the most reliable indicator of fair value of this business, and is most consistent with the approach that we would generally expect a marketplace participant would use. In estimating the fair value of our reporting units utilizing a DCF approach, we typically forecast revenue and the resulting cash flows for periods of five to ten years and include an estimated terminal value at the end of the forecasted period. When determining the appropriate forecast period for the DCF approach, we consider the amount of time required before the reporting unit achieves what we consider a normalized, sustainable level of cash flows. The estimation of fair value utilizing a DCF approach includes numerous uncertainties which require significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors.

Financial Instruments

We use derivative financial instruments, including forward foreign currency contracts, to manage foreign currency exposures.

If applicable, derivatives are recognized in our Consolidated Balance Sheets at their fair values. When we become a party to a derivative instrument and intend to apply hedge accounting, we designate the instrument, for financial reporting purposes, as a fair value hedge, a cash flow hedge, or a net investment hedge. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether we had designated it and it qualified as part of a hedging relationship and further, on the type of hedging relationship. We apply the following:

•	Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in earnings.

•	Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in AOCI and reclassified into earnings in the same period or periods during which the transaction hedged by that derivative also affects earnings.

•	Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within AOCI.

•	Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized in earnings in other expense, net in our Consolidated Statements of Operations.

We present the earnings effect of the hedging instrument in our Consolidated Statements of Operations in the same income statement line item in which the earnings effect of the hedged item is reported.

For derivatives designated as cash flow hedges, if we conclude that the hedging relationship is perfectly effective at inception, a detailed effectiveness assessment in each period is not required as long as (i) the critical terms of the hedging instrument completely match the related terms of the hedged item (ii) it is considered probable that the counterparties to the hedging instrument and the hedged item will not default, and (iii) the hedged cash flows remain probable.

If the conditions above are not met, we will assess prospective and retrospective effectiveness using the cumulative dollar-offset method, which compares the change in fair value or present value of cash flows of the hedging instrument to the changes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in the fair value or present value of the cash flows of the hedged item. If the result of the quantification demonstrates that the hedge is still highly effective (meaning that cumulative changes in the fair value of the derivative are between 80% and 125% of the cumulative changes in the fair value of the hedged item), we will revert to qualitative assessments of hedge effectiveness in subsequent periods if an expectation of high effectiveness on a qualitative basis for subsequent periods can be reasonably supported. If effectiveness is not within the 80% to 125% range, hedge accounting will be discontinued, and changes in the fair value of the hedging instrument will be recorded in earnings from the date the hedge is no longer considered highly effective.

Deferred Income Taxes

Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided to reduce our deferred tax assets to an amount that is "more likely than not" to be realized. The ultimate realization of our deferred tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible or before our net operating loss and tax credit carryforwards expire. See Note 10, Income Taxes for more information.

In accordance with guidance issued by the Financial Accounting Standards Board ("FASB"), we are choosing to treat the U.S. income tax consequences of Global Intangible Low-Taxed Income ("GILTI") as a period cost. As a result, as of December 31, 2018, no deferred income taxes have been provided.

Uncertain Tax Positions

We recognize the benefit of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We record interest expense and penalties payable to relevant tax authorities in income taxes in our Consolidated Statements of Operations.

SG&A Expenses

SG&A expenses include costs associated with selling; marketing; distribution, including shipping and handling costs; advertising; net brochure costs; research and development; information technology; and other administrative costs, including finance, legal and human resource functions.

Shipping and Handling

Shipping and handling costs are expensed as incurred and amounted to R$1,852.7 in 2018, R$1,700.2 in 2017 and R$1,688.1 in 2016.

Advertising

Advertising costs, excluding brochure preparation costs, are expensed as incurred and amounted to R$469.5 in 2018. R$379.2 in 2017 and R$375.7 in 2016.

Research and Development

Research and development costs are expensed as incurred and amounted to R$176.6 in 2018. R$169.4 in 2017 and R$179.7 in 2016. Research and development costs include all costs related to the design and development of new products such as salaries and benefits, supplies and materials and facilities costs.

Share-based Compensation

All share-based payments to employees are recognized in the financial statements based on their fair value at the date of grant. If applicable, we use a Monte-Carlo simulation to calculate the fair value of performance restricted stock units with market conditions and the fair value of premium-priced stock options. We account for forfeitures on share-based payments as they occur.

Restructuring Expense

We record the estimated expense for our restructuring initiatives, such as our Transformation Plan and Open Up Avon, when such costs are deemed probable and estimable, when approved by the appropriate corporate authority and by accumulating detailed estimates of costs for such plans. These expenses include the estimated costs of employee severance and related benefits, inventory write-offs, impairment or accelerated depreciation of property, plant and equipment and capitalized software, and any other qualifying exit costs. Such costs represent our best estimate, but require assumptions about the programs that may change over time, including attrition rates. Estimates are evaluated periodically to determine whether an adjustment is required.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Pension and Postretirement Expense

Pension and postretirement expense is determined based on a number of actuarial assumptions, which are generally reviewed and determined on an annual basis. These assumptions include the discount rate applied to plan obligations, the expected rate of return on plan assets, the rate of compensation increase of plan participants, price inflation, cost-of-living adjustments, mortality rates and certain other demographic assumptions, and other factors. Actual results that differ from assumptions are accumulated and amortized to expense over future periods and, therefore, generally affect recognized expense in future periods. We recognize the funded status of pension and other postretirement benefit plans in our Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability.

The recognition of prior service costs or credits and net actuarial gains or losses, as well as subsequent changes in the funded status, are recognized as components of AOCI, net of tax, in shareholders’ equity, until they are amortized as a component of net periodic benefit cost. We recognize prior service costs or credits and actuarial gains and losses beyond a 10% corridor to earnings based on the estimated future service period of the participants. The determination of the 10% corridor utilizes a calculated value of plan assets for our more significant plans, whereby gains and losses are smoothed over three- and five-year periods. We use a December 31 measurement date for all of our employee benefit plans. Service cost is presented in SG&A in our Consolidated Statements of Operations. The components of net periodic benefit costs other than service cost are presented in other expense, net in our Consolidated Statements of Operations.

Contingencies

We determine whether to disclose and/or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. We record loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable.

Earnings (Loss) per Share

We compute earnings (loss) per share ("EPS") using the two-class method, which is an earnings (loss) allocation formula that determines earnings (loss) per share for common stock, and earnings (loss) allocated to convertible preferred stock and participating securities, as appropriate. The earnings allocated to convertible preferred stock are the larger of 1) the preferred dividends accrued in the year or 2) the percentage of earnings from continuing operations allocable to the preferred stock as if they had been converted to common stock. Our participating securities are our grants of restricted stock and restricted stock units, which contain non-forfeitable rights to dividend equivalents to the extent any dividends are declared and paid on our common stock. We compute basic EPS by dividing net income (loss) allocated to common shareholders by the weighted-average number of shares outstanding during the year. Diluted EPS is calculated to give effect to all potentially dilutive common shares that were outstanding during the year.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For each of the three years ended December 31 the components of basic and diluted EPS were as follows:

(Shares in millions)	2018	2017	2016
Numerator from continuing operations:
Income (loss) from continuing operations less amounts attributable to noncontrolling interests	(71.8)	70.5	(322,9)
Less: Earnings (loss) allocated to participating securities	(0,8)	1.0	(4.1)
Less: Earnings allocated to convertible preferred stock	89.4	74.0	63.5
Loss from continuing operations allocated to common shareholders	(160.4)	(4.5)	(382.3)
Numerator from discontinued operations:
Loss from discontinued operations less amounts attributable to noncontrolling interests	—	—	(48,3)
Less: Loss allocated to participating securities	—	—	(0.7)
Loss from discontinued operations allocated to common shareholders	—	—	(47.6)
Numerator attributable to Avon:
Net income (loss) attributable to Avon less amounts attributable to noncontrolling interests	(71.8)	70.5	(371,2)
Less: Earnings (loss) allocated to participating securities	(0.7)	1.0	(4.8)
Less: Earnings allocated to convertible preferred stock	89.4	74.0	63.5
Loss attributable to Avon allocated to common shareholders	(160.4)	(4.5)	(429.9)
Denominator:
Basic EPS weighted-average shares outstanding	441.9	439.7	437.0
Diluted effect of assumed conversion of stock options	—	—	—
Diluted effect of assumed conversion of preferred stock	—	—	—
Diluted EPS adjusted weighted-average shares outstanding	441.9	439.7	437.0
Loss per Common Share from continuing operations:
Basic	(0.37)	(0.00)	(0,86)
Diluted	(0.37)	(0.00)	(0.86)
Loss per Common Share from discontinued operations:
Basic	0.00	0.00	(0,10)
Diluted	0,00	0.00	(0.10)
Loss per Common Share attributable to Avon:
Basic	(0.37)	(0.00)	(1,00)
Diluted	(0.37)	(0.00)	(1.00)

Amounts in the table above may not necessarily sum due to rounding.

During the years ended December 31, 2018, 2017 and 2016, we did not include stock options to purchase 17,8 million shares, 16,9 million shares and 14,2 million shares of Avon common stock, respectively, in the calculation of diluted EPS as we had a loss from continuing operations, net of tax and the inclusion of these shares would decrease the net loss per share. Since the inclusion of such shares would be anti-dilutive, these are excluded from the calculation.

For the years ended December 31, 2018 and 2017, it is more dilutive to assume the series C convertible preferred stock is not converted into common stock; therefore, the weighted-average shares outstanding were not adjusted by the as-if converted series C convertible preferred stock because the effect would be anti-dilutive. The inclusion of the series C convertible preferred stock would decrease the net loss per share for the years ended December 31, 2018 and 2017. If the as-if converted series C convertible preferred stock had been dilutive, approximately 87,1 million additional shares would have been included in the diluted weighted average number of shares outstanding for the years ended December 31, 2018 and 2017. There were no shares of series C convertible preferred stock outstanding for the year ended December 31, 2016. See Note 18, Series C Convertible Preferred Stock.

NOTE 2. New Accounting Standards

New Accounting Standards Implemented

ASU 2014-09, Revenue from Contracts with Customers

Except for the changes below, we have consistently applied the accounting policies to all periods presented in these consolidated financial statements.

We adopted ASC 606 with a date of the initial application of January 1, 2018, as a cumulative-effect adjustment to retained earnings. Therefore, the comparative information for prior periods has not been adjusted and continues to be reported under ASC 605, Revenue Recognition. We applied ASC 606 to all outstanding contracts at January 1, 2018.

We recorded a cumulative-effect adjustment upon adoption of the new revenue recognition standard as of January 1, 2018 comprised of the following:

•	a reduction to retained earnings of R$174.3 before taxes (R$136.0 after tax). with a corresponding impact to deferred income taxes of R$38.4;

•	a reduction to prepaid expenses and other of R$181.6;

•	an increase to inventories of R$130.0; and

•	an increase to other accrued liabilities of R$122.7 due to the net impact of the establishment of a contract liability of R$303.7 for deferred revenue where our performance obligations are not yet satisfied. which is partially offset by a reduction in the sales incentive accrual of R$180.9.

This cumulative-effect adjustment impacting our Consolidated Balance Sheets is primarily driven by sales incentives and brochures. The other changes resulting from the new revenue recognition standard were not material.

The details of the significant changes to our accounting policy for revenue recognition and the quantitative impact of the changes on our Consolidated Financial Statements are set out below.

Performance obligations - Avon products and appointment kits

We recognize revenue for Avon products and appointment kits in net sales in our Consolidated Statements of Operations when the Representative obtains control of the products, which occurs upon delivery of the product to the Representative. Transaction price is the amount we expect to receive in exchange for those products adjusted for variable consideration, such as sales returns and past due fees, and the estimated SSP of other performance obligations, such as sales incentives. Revenue allocated to the material right (performance obligation) for sales incentives is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of these products and appointment kits is recognized in cost of sales in our Consolidated Statements of Operations.

Under our historical accounting, we recognized revenue for Avon products in net sales in our Consolidated Statements of Operations upon delivery of the product to the Representative. We recognized revenue for appointment kits sold to Representatives as a reduction of SG&A expenses in our Consolidated Statements of Operations, and the associated cost was recognized in SG&A expenses in our Consolidated Statements of Operations. Revenue was adjusted for expected sales returns.

Performance obligations/ material rights - sales incentives

Certain benefits within status programs, loyalty points, prospective discounts and certain other sales incentives constitute a material right and, therefore, a distinct performance obligation in the contract with the Representative. Transaction price is allocated to the material right based on estimated SSP and is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of sales incentives is presented in inventories in our Consolidated Balance Sheets. We recognize revenue allocated to the material right in net sales and the associated cost of sales incentives is recognized in cost of sales in our Consolidated Statements of Operations, at the point in time that the Representative receives the benefits of the material right or obtains control of the products, which occurs upon delivery to the Representative or upon expiration of the material right. For sales incentives that are delivered with the associated products order (such as gift with purchase), no deferral is required.

Under our historical accounting, the cost of sales incentives was generally presented in other accrued liabilities and prepaid expenses and other in our Consolidated Balance Sheets and recognized in SG&A expenses in our Consolidated Statements of Operations over the period that the sales incentive was earned.

Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract

This includes fees that we charge Representatives, primarily for the sale of brochures to Representatives and fulfillment activities, and also includes late payment fees.

Brochures - Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Under ASC 606, brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and Avon allocates consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in SG&A expenses in our Consolidated Statements of Operations.

Under our historical accounting, all brochure costs were initially deferred to prepaid expenses and other in our Consolidated Balance Sheets and were charged to SG&A expenses in our Consolidated Statements of Operations over the campaign length. In addition, fees charged to Representatives for brochures were initially deferred and presented as a reduction of prepaid expenses and other in our Consolidated Balance Sheets, and were recorded as a reduction of SG&A expenses in our Consolidated Statements of Operations over the campaign length.

Fulfillment activities and late payment fees - We often charge the Representative for shipping and handling (including order processing) and payment processing activities on the invoice, and such activities are considered to be fulfillment costs. The consideration received represents part of the transaction price in the contract that is allocated to the performance obligations in the contract. We recognize revenue for fulfillment activities in other revenue in our Consolidated Statements of Operations when such services are provided to the Representative. The cost of these activities is recognized in SG&A expenses in our Consolidated Statements of Operations. Late payment fees are recorded in other revenue in our Consolidated Statements of Operations when collected.

Under our historical accounting, revenue for shipping and handling (including order processing) activities was recorded in other revenue in our Consolidated Statements of Operations. However, the revenue for payment processing activities and late payment fees were recognized as a reduction of SG&A expenses in our Consolidated Statements of Operations. The cost of these activities was recognized in SG&A expenses in our Consolidated Statements of Operations.

Impacts on consolidated financial statements

The following tables summarize the impacts of adopting ASC 606 on the Company's consolidated financial statements for the twelve months ended December 31, 2018:

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Operations	Per consolidated financial statements	Adjustments		Balances excluding the impact of adopting ASC 606
Revenue
Net sales	19,309.3	(94,3)	(1)	19,215.0
Other revenue	1,190.7	(663.9)	(2)	526.8
Total revenue	20,500.0	(758.2)		19,741.8
Costs and expenses
Cost of sales	(8,698.5)	(917.6)	(3)	(7,780.9)
SG&A expenses	(10,936.1)	(199.8)	(4)	(11,135.9)
Operating profit	865.4	(40.4)		825.0
Income before income taxes	397.7	(40.4)		357.4
Income taxes	(478.0)	11.9		(466.1)
Net loss	(80.3)	(28.5)		(108.8)
Net loss attributable to Avon	(71.8)	(28.5)		(100.3)

(1) Primarily relates to appointment kits, which were reclassified from SG&A, partially offset by the timing of recognition of sales incentives.

(2) Relates to Representative fees (primarily brochure fees, late payment fees and certain other fees), which were reclassified from SG&A. Brochure fees were also impacted by the timing of recognition.

(3) Primarily relates to the cost of sales incentives, the cost of brochures paid for by Representatives and the cost of appointment kits, which were reclassified from SG&A. The cost of sales incentives and the cost of brochures were also impacted by the timing of recognition.

(4) Relates to the cost of sales incentives, which were reclassified to cost of sales and were also impacted by the timing of recognition. This was partially offset by Representative fees, which were reclassified to other revenue, and appointment kits, which were reclassified to net sales and cost of sales.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Other Comprehensive Income	Per consolidated financial statements	Adjustments	Balances excluding the impact of adopting ASC 606
Net loss	(80.2)	(28.4)	(108,7)
Foreign currency translation adjustments	(179.2)	(11.6)	(190.8)
Total other comprehensive loss, net of income taxes	(384.1)	(11.6)	(395.7)
Comprehensive loss	(464.4)	(40.0)	(504.4)
Comprehensive loss attributable to Avon	(454.8)	(40.0)	(494.8)

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Balance Sheets	Per consolidated financial statements	Adjustments		Balances excluding the impact of adopting ASC 606
Accounts receivable, net	1,355.02	(27.1)	(1)	1,327.9
Inventories	2,100.1	(141.6)	(2)	1,958.5
Prepaid expenses and other	1,053.9	158.1	(2)	1,212.0
Total current assets	6,827.4	(10.6)		6,816.8
Other assets	2,336.5	(33.4)	(3)	2,303.0
Total assets	11,663.1	(44.0)		11,619.1
Liabilities, Series C Convertible Preferred Stock and Shareholders’ Deficit
Other accrued liabilities	1,748.7	(125.7)	(4)	1,623.0
Income taxes	61.5	(11.9)		49.6
Total current liabilities	5,798.6	(137.6)		5,661.0
Other liabilities	279,5	(2.3)		277.2
Total liabilities	13,231.3	(139.9)		13.091.4

Retained earnings	8,817.7	107.5	(5)	8,925.2
Accumulated other comprehensive loss	(4,067.7)	(11.6)		(4,079.3)
Total Avon shareholders’ deficit	(3,504.8)	95.9		(3,408.9)
Total shareholders’ deficit	(3,474,9)	95.9		(3,379.0)
Total liabilities, series C convertible preferred stock and shareholders’ deficit	11,663.1	(44.0)		11,619.1

(1) Relates to sales returns, which were reclassified from a reduction of accounts receivable to a refund liability (within other accrued liabilities) and a returns asset (within prepaid expenses and other).

(2) Primarily relates to sales incentives and brochures, both of which were reclassified from prepaid expenses and other to     inventories, and were also impacted by the timing of recognition. In addition, prepaid expenses and other was impacted by the timing of recognition of brochures, as well as the reclassification of sales returns (described above).

(3) Relates to deferred tax assets associated with the cumulative-effect adjustment.

(4) Primarily relates to the contract liability for sales incentives, which is partially offset by the lower accrual for sales incentives. In addition, other accrued liabilities was impacted by the reclassification of sales returns (described above).

(5) Relates to the R$ 136.0 cumulative-effect adjustment upon adoption of ASC 606, partially offset by the year-to-date R$ 28.4 net loss adjustment.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Cash Flows	Per consolidated financial statements	Adjustments	Balances excluding the impact of adopting ASC 606
Cash Flows from Operating Activities
Net loss	(80.3)	(28.4)	(108,7)
Other	68.1	(11.6)	56.5
Accounts receivable	(398.3)	(1.3)	(399.6)
Inventories	(385.9)	11.6	(374.3)
Prepaid expenses and other	(191.0)	12.9	(178.1)
Accounts payable and accrued liabilities	283.2	34.7	317.9
Income and other taxes	244.9	(11.9)	233.0
Noncurrent assets and liabilities	165.8	(6.0)	159.8

ASU 2016-09, Compensation - Stock Compensation

In March 2016, the FASB issued Accounting Standards Update ("ASU") 2016-09, Compensation - Stock Compensation, which is intended to simplify the accounting for share-based payment transactions. This new guidance changes several aspects of the accounting for share-based payment transactions, including accounting for income taxes, forfeitures and employer-tax withholding requirements. ASU 2016-09 also clarifies the Statements of Cash Flows presentation for certain components of share-based payment awards. We adopted this new accounting guidance in the first quarter of 2017, which did not have a material impact on our Consolidated Financial Statements.

ASU 2017-07, Compensation - Retirement Benefits

In March 2017, the FASB issued ASU 2017-07, Compensation - Retirement Benefits. This new guidance requires entities to (1) disaggregate the service cost component from the other components of net periodic benefit costs and present it with other current employee compensation costs in the Consolidated Statements of Operations and (2) present the other components of net periodic benefit costs below operating profit in other expense, net. We adopted this new accounting guidance effective January 1, 2018. The new accounting guidance was applied retrospectively and increased our operating profit for 2017 and 2016 by R$ 26 and R$ 6.6 respectively, but had no impact on net loss.

The following tables summarize the impacts of adopting ASC 2017-07 on the Company's consolidated financial statements for the twelve months ended December 31, 2017 and 2016:

	Impact of ASU 2017-07 adoption
Line items impacted within the Consolidated Statements of Operations	Per consolidated financial statements		Impact of adoption			As originally reported
	2017	2016	2017	2016		2017	2016
SG&A expenses	10,349.2	10,822.2	(26.5)	(6.2)	(4)	10375,7	10.828,4
Operating profit	901.9	1,117.1	(26.5)	(6.2)		875.4	1.110.9
Other expense, net	110.8	596.5	(26.5)	(6.2)		84.3	590.3
Income before income taxes	386.6	107.6	—	—		386.6	107.6

ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities to align the hedge accounting model more closely with risk management practices, and to simplify its application. Among other things, the new guidance eliminates the requirement to separately measure and report hedge ineffectiveness. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2018. The new guidance must be adopted using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date. We early adopted ASU 2017-12 effective July 1, 2018 and initiated a new hedging program during the third quarter 2018 to hedge foreign exchange risk relating to forecasted transactions. The adoption did not have a material impact on our Consolidated Financial Statements.

ASU 2018-15, Intangibles - Goodwill and Other-Internal - Use Software - Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software - Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendment. We early adopted ASU 2018-15 effective October 1, 2018, which did not have a material impact on our Consolidated Financial Statements.

Accounting Standards to be Implemented

ASU 2016-02, Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which requires all assets and liabilities arising from leases to be recognized in our Consolidated Balance Sheets. We intend to adopt this new accounting guidance effective January 1, 2019.

In July 2018, the FASB added an optional transition method which we will elect upon adoption of the new standard. This allows us to recognize and measure leases existing at January 1, 2019 without restating comparative information. In addition, we will elect to apply the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification.

The standard will have a material impact on our consolidated balance sheets but will not have a material impact on our Consolidated Income Statements. The most significant impact will be the recognition of right-of-use (ROU) assets and lease liabilities for operating leases, while our accounting for finance leases remains substantially unchanged.

Adoption of the standard will result in the recognition of additional ROU assets and lease liabilities for operating leases of approximately R$ 775 and approximately R$756 as of January 1, 2019. The difference between these amounts will be recorded as an adjustment to retained earnings.

ASU 2018-02, Income Statement - Reporting Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income, which permits entities to reclassify the disproportionate income tax effects of the 2017 enactment of U.S. tax reform legislation (the "Act") on items within AOCI (loss) to retained earnings. We intend to adopt this new accounting guidance effective January 1, 2019 and have elected not to reclassify the disproportionate income tax effects of the Act from AOCI (loss) to retained earnings.

ASU 2016-13, Financial Instruments - Credit Losses

In January 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which requires measurement and recognition of expected credit losses for financial assets held. We intend to adopt this new accounting guidance effective January 1, 2020. We are currently assessing the impact on our consolidated financial statements.

NOTE 3. Discontinued Operations and Assets and Liabilities Held for Sale

Discontinued Operations

North America

On December 17, 2015, the Company entered into definitive agreements with affiliates controlled by Cerberus. The agreements include an investment agreement providing for a $435.0 (equivalent to R$ 1,699 in December, 2015) investment by Cleveland Apple Investor L.P. (“Cerberus Investor”) (an affiliate of Cerberus) in the Company through the purchase of perpetual convertible preferred stock (see Note 18, Series C Convertible Preferred Stock) and a separation and investment agreement providing for the separation of the Company's North America business, which represented the Company's operations in the U.S., Canada and Puerto Rico, from the Company into New Avon, a privately-held company that is majority-owned and managed by Cerberus NA Investor LLC (“Cerberus NA”) (an affiliate of Cerberus). These transactions closed on March 1, 2016.

Proceeds from the sale of the perpetual convertible preferred stock were used to fund the $100 (equivalent to R$ 391 in December, 2015) cash contribution into New Avon, approximately $250 (equivalent to R$ 976 in December, 2015) was used to reduce debt, and the remainder was used for restructuring and reinvestment in the business. The Company considered that the transactions with affiliates of Cerberus should help to drive enhanced focus on Avon's international markets, revitalize the North America business and deliver long-term value to shareholders.

During 2016, Cerberus NA contributed approximately R$ 587 of cash into New Avon in exchange for 80.1% of its ownership interests. The Company contributed (i) assets primarily related to our North America business (including approximately R$ 345 of cash, subject to certain adjustments), (ii) certain assumed liabilities (primarily pension and postretirement liabilities) of our North America business and (iii) the employees of our North America business into New Avon in exchange for a 19.9% ownership interest of New Avon. The Company received approximately R$ 21 of cash from New Avon as part of a customary working capital adjustment.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The North America business was previously its own reportable segment and has been presented as discontinued operations for all periods presented as the separation represented a significant strategic shift and was determined to have a major effect on our operations and financial results.

During the fourth quarter of 2015, the Company recorded an estimated loss on sale of discontinued operations of R$ 1,328.0 before tax (R$ 1,328.0 after tax) as the carrying value exceeded the estimated fair value less costs to sell. During 2016, the Company recognized an additional loss on sale of R$ 53.8 before tax (R$ 18.6 after tax), respectively. The cumulative loss on sale of R$1,226.8 before tax (R$ 1.191,6 after tax) represents the net assets contributed into New Avon, including certain pension and postretirement benefit plan liabilities and amounts in AOCI associated with the North America business, which were primarily unrecognized losses associated with our U.S. defined benefit pension plan, and costs to sell, as compared to the implied value of our ownership interests in New Avon, at closing, which was R$ 138.5.

In 2016, New Avon entered into a perpetual, irrevocable royalty-free licensing agreement with the Company for the use of the Avon brand and certain other intellectual property. Also in 2016, Avon and New Avon also entered into a transition services agreement, which expired on October 31, 2018, and covered, among other things, information technology, financial services and human resources, as well as other commercial agreements, including research and development, product supply and a sublease of office space from Avon to New Avon. See Note 5, Related Party Transactions.

The major classes of financial statement components comprising the loss on discontinued operations, net of tax for North America are shown below:

Year ended December 31,
2016
Total revenue	466.4
Cost of sales	(138.5)
SG&A expenses	(315.7)
Operating (loss) income	(32.8)
Other income (expense) items	2.1
Loss from discontinued operations, before tax	(30.7)
Loss on sale of discontinued operations, before tax	(53.8)
Income taxes	36.2
Loss from discontinued operations. net of tax	(48.3)

There were no amounts recorded in discontinued operations for the year ended December 31, 2018 or 2017.

Assets and Liabilities Held for Sale

The major classes of assets and liabilities comprising Held for sale assets and Held for sale liabilities on the Consolidated Balance Sheet as of December 31, 2018 are shown in the following table. There were no assets or liabilities held for sale at December 31, 2017 or 2016.

	2018
	Avon Manufacturing (Guangzhou)	Rye Office	Malaysia Maximin	Total
Current held for sale assets
Inventories	33.7	—	—	33.7
Property, Plant & Equipment (net)	142.2	47.7	11.6	201.5
Cash and cash equivalents	14.3	—	—	14.3
Other assets	4.3	—	0.4	4.7
	194.5	47.7	12.0	254.2

Current held for sale liabilities
Accounts payable	33.3	—	—	33.3
Other liabilities	10.1	—	0.8	10.9
	43.4	—	0.8	44.2

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

China Manufacturing

On January 8, 2019, Avon Asia Holdings Company and Avon Products (China) Co., Ltd. executed an Equity Purchase Agreement for the sale of all the equity interests in Avon Manufacturing (Guangzhou), Ltd. to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd, for a total purchase price of R$71.

Avon Manufacturing (Guangzhou), Ltd. met the held for sale criteria under ASC 360, Plant, Property and Equipment ("ASC 360") as of December 31, 2018, and the entity's assets and liabilities were classified as held for sale.

On February 15, 2019, we completed the sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., of all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. for a total purchase price of $71.0 million (equivalent to R$275 in December, 2018). Net cash proceeds (pre-tax) will be $47.0 (equivalent to R$ 182 in December, 2018) after the required repayment by the Company of certain outstanding intercompany loans of $23.3 (equivalent to R$90.3 in December, 2018) and after deducting cash on hand in Avon Manufacturing (Guangzhou), Ltd. of $0.7 (equivalent to R$2.7 in December, 2018).

Rye Office

On September 19, 2018, Avon issued a press release entitled “Avon Products Inc. to create leaner New York Operations. In this press release, Avon announced its intention to complete the sale of the Rye office in 2019 as a further step in its ongoing plan to streamline the business to fuel growth by consolidating its U.S. operations into its existing facilities in Suffern, New York.

Prior to December 31, 2018, we entered into a Letter of Intent with a third party to sell the Rye office. The due diligence period is currently ongoing.

The Rye office met the held for sale criteria under ASC 360 as of December 31, 2018, and was classified as an asset held for sale.

In February 2019, we signed an agreement to sell the Rye office. This transaction is expected to close by the end of the second quarter of 2019.

Malaysia Maximin

On November 12, 2018, the Company approved the sale in principal of Maximin Corporation Sdn Bhd (“Maximin”), which owns the Malaysia office and warehouse, in line with our current strategy. In early December, the Company entered into letter of intent with a third party. Refer to Note 23, Subsequent Events, for additional information on developments relating to the sale of Maximin.

Maximin met the held for sale criteria under ASC 360 as of December 31, 2018, and the entity's assets and liabilities were classified as held for sale.

In February 2019, we signed an agreement to sell Maximin. This transaction is expected to close by the end of the first quarter of 2019.

NOTE 4. Investment in New Avon

In connection with the separation of the Company's North America business (as discussed in Note 3, Discontinued Operations and Assets and Liabilities Held for Sale), which closed on March 1, 2016, the Company retained a 19.9% ownership interest in New Avon, a privately-held company that is majority-owned and managed by an affiliate of Cerberus Capital Management L.P. ("Cerberus"). The Company has accounted for its ownership interest in New Avon using the equity method of accounting, which resulted in the Company recognizing its proportionate share of New Avon's income or loss and other comprehensive income or loss. Our recorded investment balance in New Avon at December 31, 2018 and December 31, 2017 was zero.

During the years ended December 31, 2017 and 2016, the Company's proportionate share of the losses of New Avon was R$ 64.7 and R$41.1, of which R$36.8 and R$41.1, respectively, of these amounts was recorded within other expense, net. In addition, during the third quarter of 2017, the Company received a cash distribution of R$71 from New Avon, which reduced our recorded investment balance in New Avon. During the third quarter of 2017, we recorded only R$ 5.4 of the Company's proportionate share of the losses in New Avon, as this reduced our recorded investment balance in New Avon to zero. As a result, we have not recorded our proportionate share of New Avon's losses since the fourth quarter of 2017. If New Avon experiences future losses while our recorded investment balance is zero, we would not record our proportionate share of such loss. In addition, the Company's proportionate share of the post-separation other comprehensive income of New Avon was benefits of R$ 0.3 and R$ 7.6 during the years ended December 31, 2017 and 2016, respectively, and was recorded within other comprehensive income (loss).

The Company also recorded an additional loss of R$ 1.6 within other expense, net and a benefit of R$ 3.5 within other comprehensive income (loss), during the year ended December 31, 2017, primarily associated with purchase accounting adjustments reported by New Avon.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. Related Party Transactions

The following tables present the related party transactions with New Avon, affiliates of Cerberus and the Instituto Avon in Brazil. There are no other related party transactions. New Avon is majority owned and managed by Cerberus NA. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale and Note 4, Investment in New Avon for further details.

	Year Ended December 31,	Year Ended December 31,
	2018	2017
Statement of Operations Data
Revenue from sale of product to New Avon(1)	94.6	104.1
Gross profit from sale of product to New Avon(1)	5.9	6.1

Cost of sales for purchases from New Avon(2)	(10.7)	(12.2)

SG&A expenses:
Transition services, intellectual property, research and development and subleases(3)	(21.7)	(103.1)
Project management team(4)	4.4	8.3
Net reduction of SG&A expenses	(17.3)	(94.8)

Interest income from Instituto Avon(5)	0.4	—

	December 31, 2018	December 31, 2017
Balance Sheet Data
Inventories(6)	1.2	1.3
Receivables due from New Avon(7)	27.1	32.4
Receivables due from Instituto Avon(5)	12.4	—
Payables due to New Avon(8)	0.8	0.7
Payables due to an affiliate of Cerberus(9)	2.3	1.3

(1) The Company supplies product to New Avon as part of a manufacturing and supply agreement. The Company recorded revenue of R$ 94.6 and R$ 104.1, within other revenue, and gross profit of R$5.9 and R$6.1 associated with this agreement during the years ended December 31, 2018 and 2017, respectively.

(2) New Avon also supplies product to the Company as part of the same manufacturing and supply agreement noted above. The Company purchased R$ 10.3 and R$ 10.2 from New Avon associated with this agreement during the years ended December 31, 2018 and 2017, respectively, and recorded R$ 10.7 and R$12.2 associated with these purchases within cost of sales during the years ended December 31, 2018 and 2017, respectively.

(3) The Company also entered into a transition services agreement to provide certain services to New Avon, which expired on October 31, 2018, as well as an intellectual property ("IP") license agreement, an agreement for technical support and innovation and subleases for office space. In addition, New Avon performed certain services for the Company under a similar transition services agreement which expired during the third quarter of 2017. The Company recorded a net R$21.7 and R$103.1 reduction of SG&A expenses associated with these agreements during the years ended December 31, 2018 and 2017, respectively, which generally represents a recovery of the related costs.

(4) The Company also entered into agreements with an affiliate of Cerberus, which provide for the secondment of Cerberus affiliate personnel to the Company's project management team responsible for assisting with the execution of the transformation plan (the "Transformation Plan") announced in January 2016 and Open Up Avon strategy (“Open Up Avon”) announced in September 2018. The Company recorded R$4.4 and R$ 8.3 in SG&A expenses associated with these agreements during the years ended December 31, 2018 and 2017, respectively. See Note 17, Restructuring Initiatives for additional information related to the Transformation Plan and Open Up Avon.

(5) During the second quarter of 2018, the Company entered into an agreement to loan the Instituto Avon, an independent non-government charitable organization in Brazil, R$13.2 for an unsecured 5-year term at a fixed interest rate of 7% per annum, to be paid back in 5 equal annual installments. The Instituto Avon was created by an Avon subsidiary in Brazil, with the board and executive team comprise of Avon Brazil management. The purpose of the loan is to provide the Instituto Avon with the means to donate funds to Fundação Pio XII (a leading cancer prevention and treatment organization in Brazil and owner of the

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Hospital do Câncer de Barretos), in order to invest in equipment with the objective of expanding breast cancer prevention and treatment.

(6) Inventories relate to purchases from New Avon, associated with the manufacturing and supply agreement, which have not yet been sold, and were classified within inventories in our Consolidated Balance Sheets.

(7) The receivables due from New Avon relate to the agreements for transition services, the IP license, research and development and subleases for office space, as well as the manufacturing and supply agreement, and were classified within prepaid expenses and other in our Consolidated Balance Sheets.

(8) The payables due to New Avon relate to the manufacturing and supply agreement, and were classified within other accrued liabilities in our Consolidated Balance Sheets.

(9) The payables due to an affiliate of Cerberus relate to the agreement for the project management team, and were classified within other accrued liabilities in our Consolidated Balance Sheets.

In addition, the Company also issued standby letters of credit to the lessors of certain equipment, a lease for which was transferred to New Avon in connection with the separation of the Company's North America business. The initial liability for the estimated value of such standby letters of credit was R$6,8, which was included in the additional loss on sale of the North America business recognized in loss from discontinued operations, net of tax in our Consolidated Statements of Operations during the year ended December 31, 2016. At both December 31, 2018 and 2017, the Company had a liability of R$5.4 for the estimated value of such standby letters of credit. The reduction of this estimated liability of R$ 0.6 during the years ended December 31, 2017 was recognized in other expense, net in our Consolidated Statements of Operations.

See Note 18, Series C Convertible Preferred Stock, for discussion of preferred shares issued to Cerberus Investor.

NOTE 6. Revenue

Disaggregation of revenue

In the following table, revenue is disaggregated by product or service type. All revenue is recognized at a point in time, when control of a product is transferred to a customer:

	Twelve Months Ended December 31, 2018
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	2,278.4	2,076.4	614.1	457.4	5,426.3	23.5	5,449.8
Fragrance	2,342.4	1,780.5	802.5	329.3	5,254.7	10.7	5,265.4
Color	1,467.0	1,143.2	301.0	199.1	3,110.3	17.7	3,128.0
Total Beauty	6,087.8	5,000.1	1,717.6	985.8	13,791.3	51.9	13,843.2
Fashion & Home:
Fashion	1,096.5	701.3	347.4	671.4	2,762.6	11.0	2,773.6
Home	166.7	1,042.4	751.4	105.0	2,064.5	7.4	2,071.9
Total Fashion & Home	1,263.2	1,743.7	1,098.8	722.4	4,827.1	18.4	4,845.5
Brazil IPI tax release *	—	619.6	—	—	619.6	—	619.6
Net sales	7,351.0	7,363.4	2,816.4	1,708.2	19,239.0	70.3	19,309.3
Representative fees	350.7	499.3	161.5	23.9	1,035.4	7.4	1,042.8
Other	2.6	36.4	—	0.7	39.7	108.2	147.9
Other revenue	353.3	535.7	161.5	24.6	1,075.1	115.6	1,190.7
Total revenue	7,704.3	7,899.1	2,977.9	1,732.8	20,314.1	185.9	20,500.0

* Includes the impact of the Brazil IPI tax release, which was recorded in net sales and other (income) expense, net in the amounts of approximately R$ 618 and approximately R$ 99, respectively, in our Consolidated Income Statements (See Note 19, Contingencies for further information).

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Contract balances

The timing of revenue recognition generally is different from the timing of a promise made to a Representative. As a result, we have contract liabilities, which primarily relate to the advance consideration received from Representatives prior to transfer of the related good or service for material rights, such as loyalty points and status programs, and are primarily classified within other accrued liabilities (with the long-term portion in other liabilities) in our Consolidated Balance Sheets.

Generally, we record accounts receivable when we invoice a Representative. In addition, we record an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances, including seasonality and changing trends. The allowance for doubtful accounts is reviewed for adequacy, at a minimum, on a quarterly basis. We generally have no detailed information concerning, or any communication with, any ultimate consumer of our products beyond the Representative. We have no legal recourse against the ultimate consumer for the collection of any accounts receivable balances due from the Representative to us. If the financial condition of the Representatives were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

The following table provides information about receivables and contract liabilities from contracts with customers at December 31, 2018:

December 31, 2018
Accounts receivable, net of allowances of R$ 360	1,355.0
Contract liabilities	327.0

At January 1, 2018 and December 31, 2018 we had a contract liability of R$ 313.7 and R$ 327.0, respectively, relating to certain material rights (loyalty points, status program and prospective discounts). During the twelve months ended December 31, 2018, we recognized R$329.3 of revenue related to the contract liability balance at January 1, 2018, as the result of performance obligations satisfied. In addition, we deferred an additional R$ 302.8 related to certain material rights granted during the period, for which the performance obligations are not yet satisfied. Of the amount deferred during the period, substantially all will be recognized within a year, with the significant majority to be captured within a quarter. The remaining movement in the contract liability balance is attributable to foreign exchange differences arising on the translation of the balance as at December 31, 2018 as compared with December 31, 2017.

Contract costs

Incremental costs to obtain contracts, such as bonuses or commissions, are recognized as an asset if the entity expects to recover them. However, ASC 340-40, Other Assets and Deferred Costs, offers a practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. We elected the practical expedient and expense costs to obtain contracts when incurred because our amortization period is one year or less.

Costs to fulfill contracts with Representatives are comprised of shipping and handling (including order processing) and payment processing services, which are expensed as incurred. The fees for these services are included in the transaction price.

NOTE 7. Inventories

Inventories at December 31 consisted of the following:

	2018	2017
Raw materials	611.4	630.5
Finished goods	1,488.7	1,348.3
Total	2,100.1	1,978.8

These amounts are net of the allowance for inventory obsolescence, and include the impact of an incremental one-off inventory obsolescence expense recognized at December 31, 2018, resulting from the structural reset of inventory announced in January 2019 (refer to Note 17, Restructuring Initiatives, for additional information regarding Open Up Avon and the structural reset of inventory).

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8. Debt and Other Financing

Debt

Debt at December 31 consisted of the following:

	2018	2017
Debt maturing within one year:
Notes payable	34.1	74.8
Current portion of long-term debt	12.4	10.2
Total	46.5	85.0
Long-term debt:
6.50% Notes, due March 2019	—	784.7
4.60% Notes, due March 2020	1,497.2	1,352.3
7.875% Senior Secured Notes, due August 2022	1,914,9	1,629.5
5.00% Notes, due March 2023	1,776.6	1,602.7
Other debt, payable through 2025 with interest from .4% to 12.1%	17.8	17.2
6.95% Notes, due March 2043	934.3	797.2
Total	6,140.8	6,183.6
Unamortized deferred gain - swap terminations	—	19.8
Less current portion	(12,4)	(10.2)
Total long-term debt	6,128.4	6,193.2

Notes payable included short-term borrowings of international subsidiaries at average annual interest rates of approximately 19.0% at December 31, 2018 and 23.0% at December 31, 2017.

Other debt included obligations under capital leases of R$ 9,7 at December 31, 2018 and R$ 13.2 at December 31, 2017, which primarily relate to leases of automobiles and equipment.

Public Notes

In March 2013, we issued, in a public offering, R$ 976 principal amount of 2.375% Notes due March 15, 2016 (the "2.375% Notes"), R$ 1,952 principal amount of 4.60% Notes due March 15, 2020 (the "4.60% Notes"), R$ 1.952 principal amount of 5.00% Notes due March 15, 2023 (the "5.00% Notes") and R$ 976 principal amount of 6.95% Notes due March 15, 2043 (the "6.95% Notes") (collectively, the "2013 Notes"). In March 2008, we issued R$ 1,367 principal amount of 6.50% Notes due March 1, 2019 (the "6.50% Notes"). Interest on the 2013 Notes is payable semi-annually on March 15 and September 15 of each year, and interest on the 6.50% Notes is payable semi-annually on March 1 and September 1 of each year. In August 2015, we prepaid the entire principal amount of our 2.375% Notes.

The indenture governing the 2013 Notes contains interest rate adjustment provisions depending on the long-term credit ratings assigned to the 2013 Notes with S&P and Moody's. As described in the indenture, the interest rates on the 2013 Notes increase by .25% for each one-notch downgrade below investment grade on each of our long-term credit ratings assigned to the 2013 Notes by S&P or Moody's. These adjustments are limited to a total increase of 2% above the respective interest rates in effect on the date of issuance of the 2013 Notes. As a result of the long-term credit rating downgrades by S&P and Moody's since issuance of the 2013 Notes, the interest rates on these notes have increased by the maximum allowable increase.

In August 2016, we completed cash tender offers which resulted in a reduction of principal of R$ 374.7 of our 5.75% Notes due March 1, 2018 (the "5.75% Notes"), R$ 254.6 of our 4.20% Notes due July 15, 2018 (the "4.20% Notes"), R$ 234.9 of our 6.50% Notes and R$ 172.8 of our 4.60% Notes. In connection with the cash tender offers, we incurred a gain on extinguishment of debt of R$ 13.5 before tax in the third quarter of 2016, consisting of a deferred gain of R$ 44.2 associated with the March 2012 and January 2013 interest-rate swap agreement terminations (see Note 11, Financial Instruments and Risk Management), partially offset by the R$ 20.0 of early tender premium paid for the cash tender offers, R$ 4.1 of a deferred loss associated with treasury lock agreements designated as cash flow hedges of the anticipated interest payments on the 5.75% Notes (see Note 11, Financial Instruments and Risk Management), R$ 3 of deal costs and the write-off of R$ 3.1 of debt issuance costs and discounts related to the initial issuances of the notes that were the subject of the cash tender offers.

In October 2016, we repurchased R$ 152 of our 6.50% Notes, R$ 152 of our 4.20% Notes, R$ 138 of our 4.60% Notes and R$ 121.4 of our 5.75% Notes. The aggregate repurchase price was equal to the principal amount of the notes, plus a premium of R$ 21.4 and accrued interest of R$ 3.8. In connection with these repurchases of debt, we incurred a loss on extinguishment of debt of R$ 3 before tax in the fourth quarter of 2016 consisting of the R$ 21.4 premium paid for the repurchases, R$ 1.7 for the write-off of debt issuance costs and discounts related to the initial issuance of the notes that were repurchased and R$ 1.4 for a deferred loss

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

associated with treasury lock agreements designated as cash flow hedges of the anticipated interest payments on the 5.75% Notes (see Note 11, Financial Instruments and Risk Management), partially offset by a deferred gain of approximately R$ 21 associated with the March 2012 and January 2013 interest-rate swap agreement terminations (see Note 11, Financial Instruments and Risk Management).

On November 30, 2016, we prepaid the remaining principal amount of our 4.20% Notes and 5.75% Notes. The prepayment price was equal to the remaining principal amount of R$456.1 for our 4.20% Notes and R$366.4 for our 5.75% Notes, plus a make-whole premium of R$41.7 for both series of notes and accrued interest of R$12,4 for both series of notes. In connection with the prepayment of our 4.20% Notes and 5.75% Notes, we incurred a loss on extinguishment of debt of R$ 10.0 before tax in the fourth quarter of 2016 consisting of the R$ 41.7 make-whole premium, R$ 3 of a deferred loss associated with treasury lock agreements designated as cash flow hedges of the anticipated interest payments on the 5.75% Notes (see Note 11, Financial Instruments and Risk Management) and the write-off of R$ 1 of debt issuance costs and discounts related to the initial issuances of the notes that were prepaid, partially offset by a deferred gain of R$ 36.2 associated with the January 2013 interest-rate swap agreement termination (see Note 10, Financial Instruments and Risk Management).

In December 2016, we repurchased R$ 38.3 of our 5.00% Notes and $6.2 of our 6.95% Notes, and the aggregate repurchase price was equal to the principal amount of the notes, less a discount received of R$ 4,5 and plus accrued interest of R$ 1,0. In connection with this repurchase of debt, we incurred a gain on extinguishment of debt of R$ 3.8 before tax in the fourth quarter of 2016 consisting of the R$ 3.8 discount received for the repurchases, partially offset by R$ 0.7 for the write-off of debt issuance costs and discounts related to the initial issuance of the notes that were repurchased.

In June 2018, we prepaid the remaining principal amount of our 6.50% Notes. The prepayment price was equal to the remaining principal amount of R$ 875.0, plus a make-whole premium of R$ 22.8 and accrued interest of R$16.9. In connection with the prepayment, we incurred a loss on extinguishment of debt of R$ 10.7 before tax in the second quarter of 2018 consisting of the R$ 22.8 make-whole premium, and the write-off of R$1.1 of debt issuance costs and discounts related to the initial issuances of the notes that were prepaid, partially offset by a write off of a deferred gain of R$ 13.2 associated with the March 2012 interest-rate swap agreement termination (see Note 11, Financial Instruments and Risk Management).

In the fourth quarter of 2018, we repurchased R$ 85 of our 4.60% Notes and R$ 99 of our 5.00% Notes. The aggregate repurchase price was equal to the principal amount of the notes, less a discount received of R$ 8.8 and accrued interest of R$ 2.6. In connection with these repurchases of debt, we incurred a gain on extinguishment of debt of R$7.2 before tax in the fourth quarter of 2018 consisting of the R$ 8.3 discount received for the repurchases, partially offset by R$ 1.0 for the write-off of debt issuance costs and discounts related to the initial issuance of the notes that were repurchased.

At December 31, 2018 and 2017, the carrying values of our public notes were comprised of the following:

	2018				2017
	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total
6.50% Notes, due March 2019	—	—	—	—	787.0	(1.3)	(1,0)	784,7
4.60% Notes, due March 2020	1,499.5	(0.4)	(1.9)	1,497.2	1,355.9	(0.7)	(3.0)	1,352.2
5.00% Notes, due March 2023	1,789.8	(7.4)	(5.8)	1,776.6	1,617.3	(8.3)	(6.3)	1,602.7
6.95% Notes, due March 2043	945.1	(2.3)	(8.5)	934.3	806.5	(2.0)	(7.3)	797.2

The indentures governing our outstanding notes described above contain certain customary covenants and customary events of default and cross-default provisions. Further, we would be required to make an offer to repurchase all of our outstanding notes described above at a price equal to 101% of their aggregate principal amount plus accrued and unpaid interest in the event of a change in control involving Avon and, at such time, the outstanding notes are rated below investment grade.

Senior Secured Notes

In August 2016, Avon International Operations, Inc. (“AIO”), a wholly-owned domestic subsidiary of the Company, issued, in a private placement exempt from registration under the Securities Act of 1933, as amended, R$ 1,620 in aggregate principal amount of 7.875% Senior Secured Notes, which will mature on August 15, 2022 (the "Senior Secured Notes"). Interest on our Senior Secured Notes is payable semi-annually on February 15 and August 15 of each year. The carrying value of our Senior Secured Notes represented the R$ 1,937 principal amount, net of unamortized debt issuance costs of R$ 22.5 and R$ 24.5 at December 31, 2018 and 2017, respectively. This represents the total debt for AIO at December 31, 2018 and 2017.

All obligations of AIO under our Senior Secured Notes are unconditionally guaranteed by the Company, AIO and each other material United States or English restricted subsidiary of the Company (collectively, the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors are secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The indenture governing our Senior Secured Notes contains certain customary covenants and restrictions as well as customary events of default and cross-default provisions. The indenture also contains a covenant requiring AIO and its restricted subsidiaries to, at the end of each year, own at least a certain percentage of the total assets of API and its restricted subsidiaries, subject to certain qualifications. Further, we would be required to make an offer to repurchase all of our Senior Secured Notes, at a price equal to 101% of their aggregate principal amount plus accrued and unpaid interest, in the event of a change in control involving Avon.

Maturities of Long-Term Debt

Annual maturities of long-term debt, which includes our notes and capital leases outstanding at December 31, 2018, are as follows:

	2019	2020	2021	2022	2023	2024 and Beyond	Total
Maturities	4.3	1,501.9	1.5	1,938.2	1,790.2	945.1	6,181.2

Other Financing

Revolving Credit Facility

In June 2015, Avon International Operations, Inc. ("AIO"), a wholly-owned domestic subsidiary of the Company, entered into a five-year R$ 1.562 senior secured revolving credit facility (the “2015 facility”). In December 2017, AIO entered into an amendment to the 2015 facility, which, among other things, modified the financial covenants (interest coverage and total leverage ratios) to provide the Company additional flexibility. As of December 31, 2018, there were no amounts outstanding under the 2015 facility.

In February 2019, Avon International Capital, p.l.c. ("AIC"), a wholly-owned foreign subsidiary of the Company, entered into a three-year € 200 senior secured revolving credit facility (the “2019 facility”). The 2019 facility replaced the 2015 facility and the 2015 facility was terminated at such time. Borrowings under the 2019 facility bear interest at our option, at a rate per annum, equal to either LIBOR or EURIBOR (for any loan in euros) plus 225 basis points, in each case subject to adjustment based upon a leveraged-based pricing grid.  The 2019 facility may be used for general corporate and working capital purposes. There are no amounts outstanding under the 2019 facility. The amount available to be drawn on under the 2019 facility is reduced by any standby letters of credit granted by AIC or any Obligor under the 2019 facility, including the standby letters of credit granted by AIO under the 2015 facility that were rolled over into the 2019 facility, which, as of December 31, 2018, were approximately R$ 112 million.

All obligations of AIC under the 2019 facility are unconditionally guaranteed by the Company, AIO and each other material United States or English restricted subsidiary of the Company (collectively, the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors are secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

The 2019 facility will terminate in February 2022; provided, however, that it shall terminate on the 91st day prior to the maturity of the 4.60% Notes, if on such 91st day, the applicable notes are not redeemed, repaid, discharged, defeased or otherwise refinanced in full.

The 2019 facility contains affirmative and negative covenants, which are customary for secured financings of this type, as well as financial covenants (interest coverage and total leverage ratios). Depending on our business results (including the impact of any adverse foreign exchange movements and significant restructuring charges), it is possible that we may become non-compliant with our interest coverage or total leverage ratio absent the Company undertaking other alternatives to avoid noncompliance, such as obtaining additional amendments to the 2019 facility or repurchasing certain debt. If we were to be non-compliant with our interest coverage or total leverage ratio, we would no longer have access to our 2019 facility and our credit ratings may be downgraded.

Letters of Credit

At December 31, 2018 and December 31, 2017, we also had letters of credit outstanding under our revolving credit facility totaling R$ 113.9 and R$ 124,7, respectively. The balances at December 31, 2018 and 2017 primarily relate to letters of credit issued to lessors of certain equipment, a lease for which was transferred to New Avon in connection with the separation of the Company's North America business. The balances at December 31, 2018 and December 31, 2017 also include letters of credit which guarantee various insurance activities.

Long-Term Credit Ratings

Our long-term credit ratings are: Moody’s ratings of Stable Outlook with B1 for corporate family debt, B3 for senior unsecured debt, and Ba1 for our Senior Secured Notes; S&P ratings of Stable Outlook with B for corporate family debt and senior

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

unsecured debt and BB- for our Senior Secured Notes; and Fitch rating of Stable Outlook with B+, each of which are below investment grade. We do not believe these long-term credit ratings will have a material impact on our near-term liquidity. However, any rating agency reviews could result in a change in outlook or downgrade, which could further limit our access to new financing, particularly short-term financing, reduce our flexibility with respect to working capital needs, affect the market price of some or all of our outstanding debt securities, and likely result in an increase in financing costs, and less favorable covenants and financial terms under our financing arrangements.

NOTE 9. Accumulated Other Comprehensive Income (Loss)

The tables below present the changes in AOCI by component and the reclassifications out of AOCI during 2018 and 2017:

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2017	(2,886.9)	—	(15.0)	(333.0)	11.8	(3,223.1)
Other comprehensive (loss) income other than reclassifications	(853.5)	1.8	—	(31.6)	—	(883.3)
Reclassifications into earnings:
Derivative gains on cash flow hedges, net of tax of R$0.0	—	—	—	—	—	—
Amortization of net actuarial loss and prior service cost, net of tax of R$2,2(1)	—	—	—	38.6	—	38.6
Total reclassifications into earnings	—		—	38.6	—	38.6
Balance at December 31, 2018	(3,740.4)	1.8	(15.0)	(326.0)	11.8	(4,067.8)

	Foreign Currency Translation Adjustments	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2016	(3,118.5)	(14.7)	(411.5)	7.5	(3,537.2)
Other comprehensive income other than reclassifications	231.8	—	28.5	3.8	264.1
Reclassifications into earnings:
Amortization of net actuarial loss and prior service cost, net of tax of R$2,6(1)	—	—	50.0	—	50.0
Total reclassifications into earnings	—	—	50.0	—	50.0
Balance at December 31, 2017	(2,886.7)	(14.7)	(333.0)	11.3	(3,223.1)

(1) Gross amount reclassified to other expense, net, and related taxes reclassified to income taxes.

A foreign exchange net loss of R$ 25,4 for 2018, a gain of R$ 52,2 for 2017, and a net loss of R$ 81,8 for 2016 resulting from the translation of actuarial losses and prior service cost recorded in AOCI, are included in changes in foreign currency translation adjustments in our Consolidated Statements of Comprehensive Income (Loss).

NOTE 10. Income Taxes

Income from continuing operations, before taxes for the years ended December 31 was as follows:

	2018	2017	2016
United States	144.6	(472.8)	(1.390.4)
Foreign	253.1	859.4	1.498.0
Total	397.7	386.6	107.6

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The provision for income taxes for the years ended December 31 was as follows:

	2018	2017	2016
Federal:
Current	(22.4)	—	—
Deferred	13.6	(108.9)	—
Total Federal	(8.8)	(108.9)	—
Foreign:
Current	670.8	418.3	443.3
Deferred	(195.0)	12.2	(14.5)
Total Foreign	475.8	430.5	428.8
State and Local:
Current	11.0	1.0	1.1
Deferred	—	—	—
Total State and other	11.0	1.0	1.1
Total	478.0	322.6	429.9

The effective tax rate for the years ended December 31 was as follows:

	2018	2017	2016
Statutory federal rate	21.0%	35.0%	35.0%
State and local taxes, net of federal tax benefit	2.2	.2	.6
U.S. Tax Reform	—	(24.7)	—
Tax on foreign income	(16.2)	6.0	(24.4)
Tax on uncertain tax positions - Brazil	67.4	—	—
Tax on uncertain tax positions - Rest of World	8.5	(3.6)	34.1
Reorganizations	(91.3)	—	(93.6)
Net change in valuation allowances	128.3	62.4	375.1
Venezuela deconsolidation, devaluation and highly inflationary accounting	—	—	23.9
Imputed royalties and associated non-deductible expenses	.6	9.5	50.3
Research credits	(1.3)	(1.3)	(5.4)
Other	1.0	(.1)	3.8
Effective tax rate	120.2%	83.4%	399.4%

In 2018, as a result of continued business model changes related to the move of the Company’s headquarters from the US to the UK, the Company recognized one time tax benefits of R$ 363,2 reflected in the “Reorganizations” line above associated primarily with the: rationalization and re-alignment of the Company’s legal entity structure, the ownership transfer of certain operational assets within the consolidated group and the tax benefit associated with the Foreign Derived Intangible Income provisions of the Tax Cuts and Jobs Act in the U.S.

In 2018, the Net Change in Valuation Allowances line in the rate reconciliation above includes R$ 510.0 of increases to the Valuation Allowances primarily associated with Deferred Tax Assets generated in 2018. Reductions to Valuation Allowances of R$ 342.2 were reflected in other captions of the rate reconciliation net of the associated Deferred Tax Assets which were expensed or written off during 2018 as follows: R$ 210.5 for excess tax basis in deconsolidated subsidiaries that was re-allocated against investments in consolidated subsidiaries, R$ 56.3 for reduction of future tax benefits anticipated for state deferred tax assets, R$ 41.3 of other Deferred Tax Assets and a reduction of R$ 32.4 of Deferred Tax Assets associated with the repatriation of earnings from consolidated subsidiaries.

In 2017, as a result of the enactment of the Tax Cuts and Jobs Act in the U.S., the Company recognized a net income tax benefit of R$ 95.8 associated with the following items which are reflected in the “U.S. Tax Reform” line above: R$107.3 for a valuation allowance release associated with minimum tax credits which can be utilized and/or refunded in the future and R$ 11.5 for an uncertain tax position for potential withholding taxes on the repatriation of unremitted earnings. In addition, there was no impact on our financial position or results associated with each of the following: a write-off of deferred tax assets and their associated valuation allowance of R$ 517.0 due to the rate change from 35% to 21%; a reversal of deferred tax liabilities and

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

recording of a valuation allowance of R$ 213.6 associated with unremitted earnings; establishment of deferred tax assets for other miscellaneous withholding tax items and their associated valuation allowance of R$ 17.6; and a one-time tax on offshore earnings and the associated utilization of foreign tax credits of R$ 9.3.

Included in the net change in valuation allowance noted above for 2017, we released valuation allowances of R$ 81.7 associated with a number of markets in Europe, Middle East & Africa as a result of a business model change related to the move of the Company's headquarters from the U.S. to the UK.

Deferred tax assets (liabilities) at December 31 consisted of the following:

	2018	2017
Deferred tax assets:
Tax loss and deduction carryforwards	8,308.8	6,689.1
Tax credit carryforwards	3,128.0	3,245.2
All other future deductions	2,173.0	1,558.1
Valuation allowance	(12,622.2)	(10,644.2)
Total deferred tax assets	1,077.6	848.2
Deferred tax liabilities	(329.7)	(247.8)
Net deferred tax assets	747.9	600.4

Deferred tax assets (liabilities) at December 31 were classified as follows:

	2018	2017
Deferred tax assets:
Other assets	823.8	674.2
Total deferred tax assets	823.8	674.2
Deferred tax liabilities:
Long-term income taxes	(75.9)	(73.8)
Total deferred tax liabilities	(75,9)	(73.8)
Net deferred tax assets	747.8	600.4

During 2018, the Company also recorded a net increase to its valuation allowance of R$ 167.8 in income tax expense primarily for deferred tax assets generated in 2018 that are not currently more likely than not to be realized. In the future, the Company will continue to evaluate whether its financial results will allow for the valuation allowances to be released. Release of the valuation allowance in the future would occur when the deferred tax assets associated with the valuation allowance are determined to be more likely than not of being realized.

At December 31, 2018, exclusive of ASU 2013-11 reductions, we had recognized deferred tax assets of R$ 3,264.5 relating to tax credit carryforwards (U.S. foreign tax credits, minimum tax credits, research and experimentation credits and other tax credits) for which a valuation allowance of R$ 3,148.3 has been provided. The tax credit carryforwards consist of U.S. foreign tax credits of R$ 3,075.8 which are subject to expiration between 2020 and 2027; U.S. minimum tax credits of R$ 69.7 which are not subject to expiration; U.S. research and experimentation credits of R$ 81.4 which are subject to expiration between 2027 and 2038 and other tax credits of R$ 37.6 which are subject to expiration between 2019 and 2033.

At December 31, 2018, exclusive of ASU 2013-11 reductions, we had recognized deferred tax assets of R$ 8.393,6 relating to foreign and state tax loss carryforwards for which a valuation allowance of R$ 8,033.6 has been provided. The deferred tax assets relating to tax loss carryforwards consist of R$ 7,925.9 of foreign tax loss carryforwards, for which a valuation allowance of R$ 7,650.8 has been provided, and R$ 382.8 of state tax loss carryforwards, for which a valuation allowance of R$ 382.8 has been provided.

The foreign tax loss carryforwards at December 31, 2018 were R$ 33,386,1, of which R$ 26,842.7 are not subject to expiration and R$ 6,543.4 are subject to expiration between 2019 and 2048. The state tax loss carryforwards at December 31, 2018, after taking into consideration the estimated effects of pre-apportionment states, were R$ 5,411.9 which are subject to expiration between 2019 and 2038.

At December 31, 2018, as a result of our U.S. liquidity profile, we continue to assert that our foreign earnings are not indefinitely reinvested. Accordingly, we adjusted our deferred tax liability to account for our 2018 undistributed earnings of foreign subsidiaries and for the tax effect of earnings that were actually repatriated to the U.S. during the year. The net impact on the deferred tax liability associated with the Company’s undistributed earnings is a decrease of R$ 18.8, resulting in a deferred

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

tax liability balance of R$ 67.8 related to the incremental tax cost on approximately R$ 4.3 billion of undistributed foreign earnings at December 31, 2018.

At December 31, 2018, the valuation allowance primarily represents amounts for substantially all U.S. deferred tax assets, certain foreign tax loss carryforwards and certain other foreign deferred tax assets. The recognition of deferred tax assets was based on the evaluation of current and estimated future profitability of the operations, reversal of deferred tax liabilities and the likelihood of utilizing tax credit and/or loss carryforwards. Tax planning strategies were also considered and evaluated as support for the realization of deferred tax assets. Where these sources of income existed along with sufficient positive evidence that indicated it was more likely than not that such sources of income could be relied upon, then the deferred tax assets were not reduced by a valuation allowance.

Uncertain Tax Positions

At December 31, 2018, we had R$ 533.2 of total gross unrecognized tax benefits of which approximately R$ 477.4 would favorably impact the provision for income taxes, if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2015	205.4
Additions based on tax positions related to the current year	7.0
Additions for tax positions of prior years	36.3
Reductions for tax positions of prior years	(10.8)
Reductions due to lapse of statute of limitations	(2.7)
Reductions due to settlements with tax authorities	(7.7)
Balance at December 31, 2016	227.5
Additions based on tax positions related to the current year	5.4
Additions for tax positions of prior years	68.2
Reductions for tax positions of prior years	(30.6)
Reductions due to lapse of statute of limitations	(12.5)
Reductions due to settlements with tax authorities	(69.7)
Balance at December 31, 2017	188.3
Additions based on tax positions related to the current year	168.6
Additions for tax positions of prior years	253.8
Reductions for tax positions of prior years	(14.3)
Reductions due to lapse of statute of limitations	(3.5)
Reductions due to settlements with tax authorities	(59.7)
Balance at December 31, 2018	533.2

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. We reversed previously recorded expenses for interest and penalties, net of taxes by R$ 4,8 during the year ended December 31, 2018, and recorded expenses of R$ 0.0 and R$ 9.2 for interest and penalties, net of taxes during the years ended December 31, 2017 and 2016, respectively. At December 31, 2018 and December 31, 2017 we had R$ 28.7 and R$ 32.7, respectively, recorded for interest and penalties, net of tax benefit. The unrecognized tax benefits, including interest and penalties, were classified within long-term income taxes in our Consolidated Balance Sheets.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We file income tax returns in the U.S. and foreign jurisdictions. As of December 31, 2018, the tax years that remained subject to examination by major tax jurisdiction for our most significant subsidiaries were as follows:

Jurisdiction	Open Years
Brazil	2013-2018
Mexico	2013-2018
Philippines	2014-2018
Poland	2013-2018
Russia	2017-2018
United Kingdom	2017-2018
United States (Federal)	2017-2018

We anticipate that it is reasonably possible that the total amount of unrecognized tax benefits will not change materially within the next twelve months.

Given the timing of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, the SEC issued guidance under SAB 118 directing taxpayers to consider the impact of the new legislation as “provisional” when it does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effects resulting from the change in law. As of December 22, 2017, except for the impact of remeasuring our deferred tax assets at the 21% rate, we accounted for all other impacts of the new legislation, including but not limited to effects on existing deferred taxes and valuation allowances, a one-time tax on offshore earnings, potential changes to and impact of our indefinite reinvestment assertion, and the measurement of deferred taxes on foreign unremitted earnings, on a provisional basis on our financial statements. The amounts reported at that time represented our best estimate given the data we had available and based on our interpretation of the U.S. legislation. During 2018, the U.S. Treasury issued various guidance on the application of certain provisions that may impact our calculations. As of December 31, 2018, the Company completed its accounting for the impact of the Tax Cuts and Jobs Act including any necessary adjustments to the “provisional” amounts previously recorded. The recording of the additional adjustments had no material impact on our financial position or results.

NOTE 11. Financial Instruments and Risk Management

We operate globally, with manufacturing and distribution facilities in various countries around the world. We may reduce our exposure to fluctuations in the fair value and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. If we use foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of our existing and forecasted transactions, we would expect that any gain or loss in value of the hedge instruments generally would be offset by decreases or increases in the value of the underlying transactions.

We do not enter into derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. The master agreements governing our derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if we were to merge with another entity and the creditworthiness of the surviving entity were to be "materially weaker" than that of Avon prior to the merger.

Derivatives are recognized in our Consolidated Balance Sheets at their fair values. The fair value of derivative instruments outstanding were immaterial at December 31, 2018 and 2017.

Interest Rate Risk

A portion of our borrowings is subject to interest rate risk. In the past we have used interest-rate swap agreements, which effectively converted the fixed rate on long-term debt to a floating interest rate, to manage our interest rate exposure. The agreements were designated as fair value hedges. At December 31, 2018 and 2017, we do not have any interest-rate swap agreements. Approximately 1% of our debt portfolio at December 31, 2018 and 2017, respectively, was exposed to floating interest rates.

In January 2013, we terminated eight of our interest-rate swap agreements previously designated as fair value hedges, with notional amounts totaling R$ 3,904.8. As of the interest-rate swap agreements’ termination date, the aggregate favorable adjustment to the carrying value (deferred gain) of our debt was R$ 240.1, which was amortized as a reduction to interest expense over the remaining term of the underlying debt obligations. During the year ended December 31, 2016, the net impact of the gain amortization was R$ 122.1, including R$ 81.4 related to the extinguishment of debt (see Note 8, Debt and Other Financing). At December 31, 2018, there is no unamortized deferred gain associated with the January 2013 interest-rate swap termination, as the underlying debt obligations have been paid.

In March 2012, we terminated two of our interest-rate swap agreements previously designated as fair value hedges, with notional amounts totaling R$ 1,366.7. As of the interest-rate swap agreements’ termination date, the aggregate favorable adjustment to the carrying value (deferred gain) of our debt was R$ 180.0, which is being amortized as a reduction to interest expense over the remaining term of the underlying debt obligations through March 2019. During the years ended December 31, 2018 and 2017, the net impact of the gain amortization was R$ 22.0 and R$ 15.7, respectively, including R$ 13.2 related to the extinguishment of debt during the year ended December 31, 2018 (see Note 8, Debt and Other Financing). At December 31, 2018, there was no unamortized deferred gain associated with the March 2012 interest-rate swap termination, as the underlying debt obligations have been paid.

Foreign Currency Risk

We may use foreign exchange forward contracts to manage a portion of our foreign currency exchange rate exposures. At December 31, 2018, we had outstanding foreign exchange forward contracts with notional amounts totaling approximately R$ 4,940 for various currencies, of which R$ 85 were designated as cash flow hedges.

We may use foreign exchange forward contracts to manage foreign currency exposure of certain intercompany loans. The change in fair value of these contracts is immediately recognized in earnings and substantially offsets the foreign currency impact recognized in earnings relating to the associated intercompany loans. During the years ended December 31, 2018 and 2017, we recorded a gain of R$ 5.5 and a gain of R$ 10, respectively, in other expense, net in our Consolidated Statements of Operations related to these undesignated foreign exchange forward contracts. Also during the years ended December 31, 2018 and 2017, we recorded a gain of R$ 8.1 and a loss of R$ 16.7, respectively, related to the associated intercompany loans, caused by changes in foreign currency exchange rates.

We initiated a new hedging program to hedge foreign exchange risk relating to forecasted transactions during the third quarter of 2018. This did not have a material impact on our Consolidated Financial Statements.

Credit Risk of Financial Instruments

At times, we attempt to minimize our credit exposure to counterparties by entering into derivative transactions and similar agreements with major international financial institutions with "A-" or higher credit ratings as issued by Standard & Poor’s Corporation. Our foreign currency derivatives are typically comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

Non-performance of the counterparties on the balance of all the foreign exchange agreements would have resulted in a write-off of R$ 4.8 at December 31, 2018. In addition, in the event of non-performance by such counterparties, we would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange rates.

NOTE 12. Fair Value

Assets and Liabilities Recorded at Fair Value

The fair value measurement provisions required by GAAP establish a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3 - Unobservable inputs based on our own assumptions.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Other than our defined benefit pension and postretirement plan assets, the assets and liabilities measured at fair value on a recurring basis are comprised of foreign exchange forward contracts (see Note 11, Financial Instruments and Risk Management) and available-for-sale securities, which were immaterial at December 31, 2018 and 2017. See Note 14, Employee Benefit Plans, for the fair value hierarchy for our plan assets. The available-for-sale securities include securities held in a trust in order to fund future benefit payments for non-qualified retirement plans (see Note 14, Employee Benefit Plans).

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, available-for-sale securities, short-term investments, accounts receivable, debt maturing within one year, accounts payable, long-term debt and foreign exchange forward contracts. The

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

carrying value for cash and cash equivalents, accounts receivable, accounts payable and short-term investments approximate fair value because of the short-term nature of these instruments.

The net asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of our remaining financial instruments at December 31 consisted of the following:

	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Available-for-sale securities	14.7	14.7	12.2	12,2
Debt maturing within one year(1)	(46.5)	(46.5)	(85.0)	(85.0)
Long-term debt(1)	(6,128.4)	(5.658.0)	(6.193.2)	(5.685.1)
Foreign exchange forward contracts	(19.8)	(19.8)	—	—

(1) The carrying value of debt maturing within one year and long-term debt is presented net of debt issuance costs and includes any related discount or premium and unamortized deferred gains on terminated interest-rate swap agreements, as applicable.

The methods and assumptions used to estimate fair value are as follows:

•	Available-for-sale securities - The fair values of these investments were the quoted market prices for issues listed on securities exchanges.

•	Debt maturing within one year and long-term debt - The fair values of our debt and other financing were determined using Level 2 inputs based on indicative market prices.

•	Foreign exchange forward contracts - The fair values of forward contracts were estimated based on quoted forward foreign exchange prices at the reporting date.

NOTE 13. Share-Based Compensation Plans

The Avon Products, Inc. 2013 Stock Incentive Plan, as amended and restated (the “2013 Plan”) and the Avon Products, Inc. 2016 Omnibus Incentive Plan (the "2016 Plan"), which are shareholder-approved plans, provide for several types of share-based incentive compensation awards including stock options, restricted stock, restricted stock units and performance restricted stock units. Following shareholder approval of the 2016 Plan in May 2016, there were no further awards made under the 2013 Plan. Under the 2013 Plan, the maximum number of shares that may be awarded is 55,000,000 shares, where the maximum number of shares are reduced as follows: (i) in the case of the grant of an award of an option or stock appreciation right ("SAR"), by each share subject to such an award and (ii) in the case of the grant of an award payable in shares other than an option or SAR by 3.13 multiplied by each share subject to such an award. Under the 2016 Plan, the maximum number of shares that may be awarded is 48,000,000 shares, where the maximum number of shares are reduced as follows: (i) in the case of the grant of an award of an option or SAR, by each share subject to such an award and (ii) in the case of the grant of an award payable in shares other than an option or SAR by 2.4 multiplied by each share subject to such an award. Shares issued under share-based awards will be primarily funded with issuance of new shares.

We have issued stock options under the 2016 Plan, and restricted stock units and performance restricted stock units under the 2013 Plan and the 2016 Plan. We also have outstanding stock options under our prior shareholder-approved plans. Stock option awards are granted with an exercise price generally at a premium to the closing market price of our stock at the date of grant. Stock options generally vest in thirds over the three-year period following each option grant date and have ten-year contractual terms. Restricted stock units granted to Associates generally vest and settle after three years. Restricted stock units awarded to non-management directors vest in approximately one year and settle upon a director's departure from the Board of Directors. Performance restricted stock units generally vest after three years only upon the satisfaction of certain performance conditions.

For the years ended December 31:

	2018	2017	2016
Compensation cost for stock options, performance restricted stock units and restricted stock units	50.8	77.5	82.8
Total income tax benefit recognized for share-based arrangements	7.4	4.5	6.6

All of the compensation cost for stock options, performance restricted stock units and restricted stock units, including those that will be funded with treasury shares, for 2018, 2017 and 2016 was recorded in SG&A expenses in our Consolidated Statements of Operations.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Options

During 2018, 2017 and 2016, we granted premium-priced stock options, in which the exercise price was equal to a 25% premium and 30% premium, respectively, from the closing market price of our stock price at the date of grant. The premium-priced stock options vest on a three-year graded vesting schedule. The fair value of each premium-priced stock option is estimated on the date of grant using a Monte-Carlo simulation. When estimating the fair value of each option, we used the following weighted-average assumptions for options granted during the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Risk-free rate(1)	2.7%	2.1%	1.6%
Expected term(2)	7 years	7 years	7 years
Expected Avon volatility(3)	42%	41%	39%
Expected dividends	—%	—%	—%

(1)	The risk-free rate was based upon the rate on a zero coupon U.S. Treasury bill, for periods within the contractual life of the option, in effect at the time of grant.

(2)	The expected term of the option was based on the vesting terms of the respective option and a contractual life of 10 years.

(3)	Expected Avon volatility was based on the daily historical volatility of our stock price, over a period similar to the expected life of the option.

The weighted-average grant-date fair value per share of options granted were R$ 3.83, R$4.93 and R$ 4.74 during 2018, 2017 and 2016, respectively.

A summary of stock options as of December 31, 2018, and changes during 2018, is as follows:

	Shares (in 000’s)	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2018	17,165	47,89
Granted	5,952	12,84
Exercised	—	—
Forfeited	1,082	21,42
Expired	3,073	126,10
Outstanding at December 31, 2018	18,962	33,30	23,55	—
Exercisable at December 31, 2018	8,679	51,70	15,09	—

We recognize expense on stock options using a graded vesting method, which recognizes the associated expense based on the timing of option vesting dates. At December 31, 2018, there was R$ 23.6 of unrecognized compensation cost related to stock options outstanding. That cost is expected to be recognized over a weighted-average period of 1.8 years.

There were no stock options exercised during 2018, 2017 or 2016.

Restricted Stock Units and Performance Restricted Stock Units

During 2018, 2017 and 2016, we granted performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of our common stock against companies included in the S&P 400 index as of the date of grant over a three year performance period ("2018 PRSUs", "2017 PRSUs" and "2016 PRSUs", respectively). The grant date fair value per share of these awards already reflects the estimated probability of achieving the market condition, and therefore we record the expense ratably over the performance period.

During 2015, we granted performance restricted stock units that would vest and settle after three years only upon the satisfaction of certain performance conditions over two years ("2015 PRSUs"). In addition, if the performance conditions are achieved above target, these performance restricted stock units are subject to a market condition in which the number of performance restricted stock units that vest will be limited to the target amount if the Company’s absolute total shareholder return during the three-year service period is negative. We have adjusted the compensation cost recognized to-date to reflect our performance, which reflects an estimated payout below target, and as such, the absolute total shareholder return market condition will not impact the number of performance restricted stock units that vest.

The fair value of the 2018 PRSUs, 2017 PRSUs, 2016 PRSUs and 2015 PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on the Company's share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of the stock of the Company. When estimating the fair

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

value of the 2018 PRSUs, 2017 PRSUs, 2016 PRSUs and the 2015 PRSUs, we used the following weighted-average assumptions:

	2018 PRSUs	2017 PRSUs	2016 PRSUs	2015 PRSUs
Risk-free rate(1)	2.5%	1.6%	1.1%	1.1%
Expected Avon volatility(2)	61.4%	61%	56%	38%
Expected average volatility(3)	29.5%	29%	28%	N/A
Expected dividends	—%	—%	—%	3%

(1)	The risk-free rate was based upon the rate on a zero coupon U.S. Treasury bill, for periods within the three year performance period, in effect at the time of grant.

(2)	Expected Avon volatility was based on the weekly historical volatility of our stock price, over a period similar to the three year performance period of the 2018 PRSUs, 2017 PRSUs and 2016 PRSUs and the three year service period of the 2016 PRSUs.

(3)	Expected average volatility was based on the weekly historical volatility of the stock prices of each member of companies included in the S&P 400 index as of the date of the grant, over a period similar to the three year performance period of the 2018 PRSUs. 2017 PRSUs and 2016 PRSUs.

The weighted-average grant-date fair value per share of the 2018 PRSUs, 2017 PRSUs, 2016 PRSUs and 2015 PRSUs was R$ 9,68, R$ 14,48, R$ 15,25 and R$ 29,25 respectively.

A summary of restricted stock units at December 31, 2018, and changes during 2018, is as follows:

	Restricted Stock Units (in 000’s)	Weighted-Average Grant-Date Fair Value
January 1, 2018	4,804	16,85
Granted	2,433	9,60
Vested	(1,705)	25,98
Forfeited	(534)	16,37
December 31, 2018	4,998	12,40

A summary of performance restricted stock units at December 31, 2018, and changes during 2018, is as follows:

	Performance Restricted Stock Units (in 000’s)	Weighted-Average Grant-Date Fair Value
January 1, 2018(1)	4,356	17,62
Granted	1,301	10,78
Vested	(986)	27,56
Forfeited	(1,494)	21,82
December 31, 2018(1)	3,177	13,84

(1) Based on initial target payout.

The total fair value of restricted stock units and performance restricted stock units that vested during 2018 was R$ 26,5, based upon market prices on the vesting dates. At December 31, 2018, there was R$ 35,0 of unrecognized compensation cost related to these restricted stock units and performance restricted stock units compensation arrangements outstanding. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Later in 2015, we granted 1,123,183 performance restricted stock units that vested and settled in 2016 only upon the satisfaction of certain performance conditions through 2015. The terms of this award did not result in a fair value measurement date until 2016. During 2016 we recognized compensation cost of R$ 7 for these performance restricted stock units. As this award vested and settled in 2016, no additional compensation cost was recognized in 2018 and 2017.

Restricted Stock Units and Performance Restricted Stock Units Funded With Treasury Shares

In March 2018, we granted 200,000 performance restricted stock units that will be funded with treasury shares, outside of the 2016 Plan, in reliance upon The New York Stock Exchange rules. These performance restricted stock units have a weighted-average grant-date fair value of R$ 10,27 and would vest and settle after three years only upon the satisfaction of certain performance conditions over one year. During 2018, none of these performance restricted stock units vested, and 200,000

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

performance restricted stock units were outstanding at December 31, 2018. During 2018, we recognized compensation cost of R$ 0,4 for these performance restricted stock units. At December 31, 2018, there was R$ 1,5 unrecognized compensation cost related to these performance restricted stock units.

In February 2018 we granted 600,000 restricted stock units that will be funded from treasury shares, outside of our shareholder-approved plans, in reliance upon The New York Stock Exchange rules. The restricted stock units granted in February 2018 have a weighted-average grant-date fair value of R$ 8,28 and vest and settle in full after three years. During 2018, none of these restricted stock units vested, and there were 600,000 restricted stock units outstanding at December 31, 2018. During 2018 we recognized compensation cost of R$ 1,5 for these restricted stock units. At December 31, 2018, there was R$ 3,5 unrecognized compensation cost related to these restricted stock units.

In March 2015, we granted 121,951 performance restricted stock units that will be funded with treasury shares, outside of the 2013 Plan, in reliance upon The New York Stock Exchange rules. These performance restricted stock units have a weighted-average grant-date fair value of R$ 29,25 and the same terms exist for these awards as the 2015 PRSUs discussed above. During 2018, 121951 of these restricted stock units vested, and no performance restricted stock units were outstanding at December 31, 2018. During 2018, 2017 and 2016, we recognized compensation cost of R$0,0, R$0.3 and R$0,3, respectively, for these performance restricted stock units. At December 31, 2018, there was no unrecognized compensation cost related to these performance restricted stock units.

In March 2015 and April 2012, we granted 489,596 and 200,000 restricted stock units, respectively, that will be funded with treasury shares, outside of our shareholder-approved plans, in reliance upon The New York Stock Exchange rules. The restricted stock units granted in March 2015 have a weighted-average grant-date fair value of R$ 31,14 and vest and settle ratably over three years. The restricted stock units granted in April 2012 had a weighted-average grant-date fair value of R$84,70 and vested and settled ratably over five years. During 2018, 163,198 of these restricted stock units vested, and there were no restricted stock units were outstanding at December 31, 2018. During 2018, 2017 and 2016, we recognized compensation cost of R$ 0,4, R$ 2,6 and R$ 5,9, respectively, for these restricted stock units. At December 31, 2018, there was no unrecognized compensation cost related to these restricted stock units as the awards had vested.

NOTE 14. Employee Benefit Plans

Defined Contribution Plans

We offer a defined contribution plan for employees in the United Kingdom ("UK"), which allows eligible participants to contribute eligible compensation through payroll deductions. We double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. We made matching contributions in cash to the UK defined contribution plan of R$ 21,7 in 2018, R$ 21,5 in 2017 and R$ 22,4 in 2016, which follow the same investment allocation that the participant has selected for his or her own contributions.

We also offer a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the "PSA"), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. We match employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. We made matching contributions in cash to the PSA of R$ 8,1 in 2018, R$ 8,3 in 2017 and R$ 13,1 in 2016, which follow the same investment allocation that the participant has selected for his or her own contributions. Prior to the separation of the North America business, the costs associated with the contributions to the PSA were allocated between Discontinued Operations and Global as the plan included both North America and U.S. Corporate Avon associates. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale.

For U.S.-based employees hired on or after January 1, 2015, we made additional contributions to a Retirement Savings Account ("RSA") within the PSA. Such contributions will range from 3% to 6% of a participant's eligible compensation depending on the sum of the participant's age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

Defined Benefit Pension and Postretirement Plans

Avon and certain subsidiaries have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements. Plans are funded based on legal requirements and cash flow.

Our largest non-U.S. defined benefit pension plan is in the UK. The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The U.S. defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the "PRA"), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for U.S.-based employees hired on or after January 1, 2015 will be provided solely through the PSA, as described above.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As part of the separation of the North America business, in 2016 we transferred R$ 1.723,6 of pension liabilities under the PRA associated with current and former employees of the North America business and certain other former Avon employees, along with R$ 1.227,8 of assets held by the PRA, to a defined benefit pension plan sponsored by New Avon. We also transferred R$ 208,4 of other postretirement liabilities (namely, retiree medical and supplemental pension liabilities) in respect of such employees and former employees. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale. We continue to retain certain U.S. pension and other postretirement liabilities primarily associated with employees who are actively employed by Avon in the U.S. providing services other than with respect to the North America business. Prior to this separation, our net periodic benefit costs for the U.S. pension and postretirement benefit plans were allocated between Discontinued Operations and Global as the plan included both North America and U.S. Corporate Avon associates.

We provide health care benefits, subject to certain limitations, to certain retired associates in the U.S. and certain foreign countries. In the U.S., such health care benefits for Corporate Avon associates hired on or before January 1, 2005 are in the form of a health reimbursement account. U.S. Corporate Avon associates hired after January 1, 2005 are not eligible for retiree health care benefits. Certain retiree health care obligations for current and former employees of the North America business and certain other former Avon employees based in the U.S. were transferred to New Avon.

We recognize the funded status of defined benefit pension and other postretirement benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The recognition of prior service costs or credits and net actuarial gains or losses, as well as subsequent changes in the funded status, are recognized as components of AOCI, net of tax, in shareholders’ equity, until they are amortized as a component of net periodic benefit cost. We recognize prior service costs or credits and actuarial gains and losses beyond a 10% corridor to earnings based on the estimated future service period of the participants. The determination of the 10% corridor utilizes a calculated value of plan assets for our more significant plans, whereby gains and losses are smoothed over three- and five-year periods.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

The following table summarizes changes in the benefit obligation, plan assets and the funded status of our significant defined benefit pension and postretirement plans. We use a December 31 measurement date for all of our employee benefit plans.

	Pension Plans
	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2018	2017	2018	2017	2018	2017
Change in Benefit Obligation:
Beginning balance	(294,1)	(285.5)	(2.362.6)	(2.127.9)	(93,9)	(84,7) )
Service cost	(10,7)	(13.8)	(17.3)	(14.7)	(0.4)	(0.3)
Interest cost	(8,5)	(9.6)	(56.7)	(57.7)	(4.0)	(4.2)
Actuarial (loss) gain	36,4	1.9	174.4	(49.6)	4.4	1.0
Benefits paid	28,7	17.3	130.6	136.1	5.2	1.3
Actual expenses and taxes	—	—	1.8	—	—	—
Plan amendments	—	—	(8.1)	—	—	—
Curtailments	6,3	—	—	—	—	—
Settlements	—	—	9.6	—	—	—
Special termination benefits	—	—	—	—	(0.4)	—
Foreign currency changes and other	(47,5)	(4.4)	(262.5)	(248.8)	(12.2)	(6.4)
Ending balance	(289.4)	(294.1)	(2.390.8)	(2.362.6)	(100,7)	(93,3)
Change in Plan Assets:
Beginning balance	208.7	167.5	2.333.5	2.000.1	—	—
Actual return on plan assets	(19,9)	17,6	(101,9)	159,8	—	—
Company contributions	47,1	37,2	42,7	63,1	5,2	1,3
Benefits paid	(28,7)	(17,3)	(130,6)	(136,1)	(5,2)	(1,3)
Settlements	—	—	(9,6)	—	—	—
Foreign currency changes and other	35,7	3,7	252,0	246,6	—	—
Ending balance	242,9	208,7	2.386,1	2.333,5	—	—
Funded Status:
Funded status at end of year	(46,5)	(85,4)	(4,7)	(29,1)	(100,7)	(93,3)
Amount Recognized in Balance Sheet:
Other assets	—	—	341,4	271,3	—	—
Accrued compensation	(3,9)	(3,3)	(10,8)	(7,3)	(17,4)	(8,9)
Employee benefit plans liability	(42,6)	(82,0)	(335,2)	(293,1)	(83,3)	(84,4)
Net amount recognized	(46,5)	(85,4)	(4,7)	(29,1)	(100,7)	(93,3)
Pretax Amounts Recognized in Accumulated Other Comprehensive Loss:
Net actuarial loss	121,8	132,6	638,8	566,3	—	3,8
Prior service (credit) cost	(0,4)	(0,6)	4,8	(2,9)	2,2	(4,1)
Total pretax amount recognized	121,4	132,0	643,6	563,4	2,2	(0,3)
Supplemental Information:
Accumulated benefit obligation	267,5	275,1	662,0	640,0	N/A	N/A
Plans with Projected Benefit Obligation in Excess of Plan Assets:
Projected benefit obligation	274,9	284,8	718,6	694,1	N/A	N/A
Fair value plan assets	230,7	202,1	390,0	403,3	N/A	N/A
Plans with Accumulated Benefit Obligation in Excess of Plan Assets:
Projected benefit obligation	274,9	284,8	683,3	647,0	N/A	N/A
Accumulated benefit obligation	267,5	275,1	642,5	614,7	N/A	N/A
Fair value plan assets	230,7	202,1	360,6	365,2	N/A	N/A

The U.S. pension plans include a funded qualified plan (the PRA) and unfunded non-qualified plans. At December 31, 2018, the PRA had benefit obligations of R$ 253.4 and plan assets of R$ 242.9 At December 31, 2017, the PRA had benefit obligations of R$ 253.7 and plan assets of R$ 208.0. We believe we have adequate investments and cash flows to fund the liabilities associated with the unfunded non-qualified plans. The Non-U.S. pension plans include a funded qualified pension plan in the UK. At December 31, 2018, the UK qualified pension plan had benefit obligations of R$ 1,613.9 and plan assets of R$ 1,944.0. At December 31, 2017, the UK qualified pension plan had benefit obligations of R$ 1,634.0 and plan assets of R$ 1,897.5.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Loss

	Pension Benefits
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Net Periodic Benefit Cost:
Service cost	10.7	13.8	22.1	17.3	14.7	17.2	0.4	0.3	0.3
Interest cost	8.5	9.6	22.4	56.7	57.7	75.2	4.0	4.2	5.9
Expected return on plan assets	(12.9)	(10.2)	(28.3)	(117.4)	(90.3)	(113.8)	—	—	—
Amortization of prior service credit	—	(0.3)	(0.7)	(0.4)	(0.3)	(0.3)	(1.5)	(1.0)	(4.1)
Amortization of net actuarial losses	15.1	16.6	37.3	25.0	24.3	22.4	—	0.3	1.0
Settlements/curtailments	5.1	—	0.3	(1.5)	11.8	1.0	(1.1)	—	(0.3)
Other	—	—	—		(2.2)	—	0.4	5.2	—
Net periodic benefit cost(1)	26.5	29.5	53.1	(20.3)	15.7	1.7	2.2	9.0	2.8
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Actuarial (gains) losses	(10,3)	(9,3)	46,9	44,9	(23,7)	(84,9)	(4,4)	(1,0)	(9,0)
Prior service cost (credit)	—	—	—	2.2	—	—	—		1.0
Amortization of prior service credit	0.4	0.3	4.5	0.4	0.3	0.3	2.2	1.0	92.1
Amortization of net actuarial losses	(20.6)	(16.7)	(946.7)	(23.5)	(36.2)	(26.9)	—	(0.3)	(39.0)
Foreign currency changes	—	—	—	(33.5)	60.6	(102.1)	—	—	(0.3)
Total recognized in other comprehensive (loss) income*	(30.5)	(25.7)	(895.3)	(3.6)	1.0	(213.6)	(2.2)	(0.3)	47.3
Total recognized in net periodic benefit cost and other comprehensive income (loss)	(4.0)	3.8	(842.1)	(23.9)	16.7	(211.9)	0.0	8.7	50.1

(1) Includes R$ 15,2 of the U.S. pension plans in 2016, and immaterial amounts of the postretirement benefit plans (related to the U.S.) in 2016, which are included in discontinued operations. Amounts associated with the pension and postretirement benefit plans in Canada and the postretirement benefit plan in Puerto Rico, which are included in discontinued operations, have been excluded from all amounts in the table above.

* Amounts represent the pre-tax effect classified within other comprehensive (loss) income. The net of tax amounts are classified within our Consolidated Statements of Comprehensive Income (Loss).

In addition to the amounts in the table above, during the second quarter of 2017, we recorded an R$ 58.3 charge for a loss contingency related to a non-U.S. pension plan, for which an amendment to the plan that occurred in a prior year may not have been appropriately implemented.

The amounts in AOCI that are expected to be recognized as components of net periodic benefit cost during 2019 are as follows:

	Pension Benefits
	U.S. Plans	Non-U.S. Plans	Postretirement Benefits
Net actuarial loss	11.0	18.4	—
Prior service credit	—	—	(0.7)

Assumptions

Weighted-average assumptions used to determine benefit obligations recorded in our Consolidated Balance Sheets as of December 31 were as follows:

	Pension Benefits				Postretirement
	U.S. Plans		Non-U.S. Plans		Benefits
	2018	2017	2018	2017	2018	2017
Discount rate	4.24%	3.48%	2.91%	2.56%	5.17%	4.75%
Rate of compensation increase	4.00%	4.00%	2.69%	2.71%	N/A	N/A

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The discount rate used for determining the present value of future pension obligations for each individual defined benefit pension plan is based on a review of bonds that receive a high-quality rating from a recognized rating agency. The discount rates for our more significant plans, including the UK defined benefit pension plan and the PRA, were based on the internal rates of return for a portfolio of high-quality bonds with maturities that are consistent with the projected future benefit payment obligations of each plan. The weighted-average discount rate for U.S. and non-U.S. defined benefit pension plans determined on this basis has increased to 3.06% at December 31, 2018, from 2.66% at December 31, 2017.

Effective as of January 1, 2018, we changed the method we use to estimate the service and interest cost components of net periodic benefit cost for the PRA and the majority of our significant non-U.S. pension plans, including the UK defined benefit pension plan. Historically, including in 2017, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Beginning in 2018, we have elected to use a full yield curve approach in the estimation of these components of net periodic benefit cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates, which we believe results in a more precise measurement of service and interest costs.

Weighted-average assumptions used to determine net benefit cost recorded in our Consolidated Statements of Operations for the years ended December 31 were as follows:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Discount rate	3.48%	3.67%	4.19%	2.56%	2.69%	3.58%	4.75%	5.33%	4.50%
Rate of compensation increase	4.00%	4.00%	4.00%	2.71%	2.79%	2.94%	N/A	N/A	N/A
Rate of return on assets	5.50%	5.50%	7.00%	5.20%	5.09%	6.40%	N/A	N/A	N/A

In determining the long-term rates of return, we consider the nature of each plan’s investments, an expectation for each plan’s investment strategies, historical rates of return and current economic forecasts, among other factors. We generally evaluate the expected rate of return on plan assets annually and adjust as necessary. In determining the net cost for the year ended December 31, 2018, the assumed rate of return on assets globally was 5.23%, which represents the weighted-average rate of return on all plan assets. Amounts associated with the pension and postretirement benefit plans in Canada and the postretirement benefit plan in Puerto Rico, which are associated with discontinued operations, have been excluded from all amounts above.

A significant portion of our pension plan assets relate to the UK defined benefit pension plan. The assumed rate of return for determining 2018 net periodic benefit cost for the UK defined benefit pension plan was 5.20%. In addition, the 2018 rate of return assumption for the UK defined benefit pension plan was based on an asset allocation of approximately 80% in corporate and government bonds and mortgage-backed securities (which are expected to earn approximately 2% to 4% in the long-term) and approximately 20% in equity securities, emerging market debt and high yield securities (which are expected to earn approximately 5% to 9% in the long-term). In addition to the physical assets, the asset portfolio for the UK defined benefit pension plan has derivative instruments which increase our exposure to fixed income (in order to better match liabilities) and, to a lesser extent, impact our equity exposure.

Historically, the pension plan with the most significant pension plan assets was the PRA. The assumed rate of return for determining 2018 net periodic benefit cost for the PRA was 5.50%. In addition, the 2018 rate of return assumption for the PRA was based on an asset allocation of approximately 70% in corporate and government bonds (which are expected to earn approximately 3% to 5% in the long-term) and approximately 30% in equity securities (which are expected to earn approximately 6% to 8% in the long-term).

Similar assessments were performed in determining rates of return on other non-U.S. defined benefit pension plan assets, to arrive at our weighted-average assumed rate of return of 5.20% for determining 2018 net cost for all non-US defined benefit pension plan assets.

Plan Assets

Our U.S. and non-U.S. funded defined benefit pension plans target and weighted-average asset allocations at December 31, 2018 and 2017, by asset category were as follows:

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	U.S. Pension Plan			Non-U.S. Pension Plans
	% of Plan Assets			% of Plan Assets
	Target	at Year-End		Target	at Year-End
Asset Category	2019	2018	2017	2019	2018	2017
Equity securities	30%	30%	30%	15%	16%	18%
Debt securities	70	70	70	80	79	77
Other	—	—	—	5	5	6
Total	100%	100%	100%	100%	100%	100%

The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2018 :

	U.S. Pension Plan
Asset Category	Level 1	Level 2	Total
Equity Securities:
Domestic equity	—	32.5	32.5
International equity	—	24.4	24.4
Emerging markets	—	7.0	7.0
	—	16.5	16.5
Fixed Income Securities:
Corporate bonds	—	124.8	124.8
Government securities	—	51.5	51.5
	—	176.3	176.3
Cash	2.7		2.7
Total	2.7	240.2	242.9

	Non-U.S. Pension Plans
Asset Category	Level 1	Level 2	Level 3	Total
Equity Securities:
Domestic equity	—	100.0	—	100.0
International equity	—	280.9	—	280.9
	—	380.9	—	380.9
Fixed Income Securities:
Corporate bonds	—	824.2	—	824.2
Government securities	—	781.5	—	781.5
Other	—	271.6	—	271.6
	—	1.877.3	—	1.877.3
Other
Cash	136.0	—	—	136.0
Derivatives	—	(15.9)	—	(15.9)
Real estate	—	—	7.7	7.7
Other	—	—	—	—
	136.0	(15.9)	7.7	127.8
Total	136.0	2.242.3	7.7	2.386.0

AVON PRODUCTS. INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2017:

	U.S. Pension Plan
Asset Category	Level 1	Level 2	Total
Equity Securities:
Domestic equity	—	24.5	24.5
International equity	—	32.1	32.1
Emerging markets	—	6.6	6.6
	—	63,2	63.2
Fixed Income Securities:
Corporate bonds	—	105.2	105.2
Government securities	—	40.4	40.4
	—	145.6	145.6
Cash	—	—	—
Total(3)	—	208.8	208.8

	Non-U.S. Pension Plans
Asset Category	Level 1	Level 2	Level 3	Total
Equity Securities:
Domestic equity	—	112.1	—	112,1
International equity	—	301,4	—	301.4
	—	413.5	—	413.5
Fixed Income Securities:
Corporate bonds	—	740.7	—	740.7
Government securities	—	780.7	—	780.7
Other	—	264.3	—	264.3
	—	1,785.7	—	1.785.7
Other:
Cash	96.9	—	—	96.9
Derivatives	—	32.4	—	32.4
Real estate	—	—	3.0	3.0
Other	—	—	2.0	2.0
	96.9	32.4	5.0	134.3
Total	96.9	2,231.6	5.0	2.333.5

A reconciliation of the beginning and ending balances for our Level 3 investments is provided in the table below:

Amount
Balance at January 1. 2017	4.9
Actual return on plan assets held	(0.3)
Foreign currency changes	0.4

Balance at December 31. 2017	5.0
Purchases and sales net	(2.7)
Actual return on plan assets held	5.4
Foreign currency changes	(0.1)

Balance at December 31. 2018	7.8

Investments in equity securities classified as Level 1 in the fair value hierarchy are valued at quoted market prices. Investments in equity securities classified as Level 2 in the fair value hierarchy include collective funds that are valued at quoted market prices for non-active securities. Fixed income securities are based on broker quotes for non-active securities. Mutual funds are valued at quoted market prices. Real estate is valued by reference to investment and leasing transactions at similar types of property, supplemented by third party appraisals. Derivative instruments are not publicly traded and each derivative contract is

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

specifically negotiated with a unique financial counterparty. The derivative instruments are valued based upon valuation statements received from the financial counterparties, which use underlying yield curves or market indices.

The overall objective of the plan assets associated with the PRA and the UK defined benefit pension plan is to provide the means to pay benefits to participants and their beneficiaries in the amounts and at the times called for by the plan. This is expected to be achieved through the investment of our contributions and other trust assets and by utilizing investment policies designed to achieve adequate funding over a reasonable period of time.

In some of our defined benefit pension plans, we have adopted investment strategies which are designed to match the movements in the pension liability through an increased allocation towards debt securities. In addition, we also utilize derivative instruments in our UK defined benefit pension plans to achieve the desired market exposures or to hedge certain risks. Derivative instruments may include, but are not limited to, futures, options, swaps or swaptions. Investment types, including the use of derivatives are based on written guidelines established for each investment manager and monitored by the plan's investment committee.

Pension trust assets are invested so as to achieve a return on investment, based on levels of liquidity and investment risk that are prudent and reasonable as circumstances change from time to time. While we recognize the importance of the preservation of capital, we also adhere to the theory of capital market pricing which maintains that varying degrees of investment risk should be rewarded with compensating returns. Consequently, prudent risk-taking is justifiable.

The asset allocation decision includes consideration of the non-investment aspects of the PRA and the UK defined benefit pension plan, including future retirements, lump-sum elections, growth in the number of participants, company contributions, and cash flow. These characteristics of the plan place certain demands upon the level, risk, and required growth of trust assets. We regularly conduct analyses of the plan’s current and likely future financial status by forecasting assets, liabilities, benefits and company contributions over time. In so doing, the impact of alternative investment policies upon the plan’s financial status is measured and an asset mix which balances asset returns and risk is selected.

Our decision with regard to asset mix is reviewed periodically. Asset mix guidelines include target allocations and permissible ranges for each asset category. Assets are monitored on an ongoing basis and rebalanced as required to maintain an asset mix within the permissible ranges. The guidelines will change from time to time, based on an ongoing evaluation of the factors discussed above.

Cash flows

We expect to make contributions related to continuing operations in the range of R$ 18 to R$ 37 to our U.S. defined benefit pension and postretirement plans and in the range of R$ 37 to R$ 55 to our non-U.S. defined benefit pension and postretirement plans during 2019.

Total benefit payments expected to be paid from the plans are as follows:

	Pension Benefits
	U.S. Plans	Non-U.S. Plans	Total	Postretirement Benefits
2019	48,8	159,3	208.1	17,4
2020	82.9	156.5	239.4	9.3
2021	21.3	159.6	180.9	8.9
2022	17.8	203.8	221.6	8.5
2023	15.5	212.3	227.8	8.1
2024-2028	61.2	1.087.7	1.148.9	33.7

Postemployment Benefits

We provide postemployment benefits, which include salary continuation, severance benefits, disability benefits and continuation of health care benefits to eligible former employees. The accrued cost for such postemployment benefits was R$ 35.6 and R$ 32,1 at December 31, 2018 and 2017, respectively, and was included in employee benefit plans in our Consolidated Balance Sheets.

Supplemental Retirement Programs

In the U.S., in addition to qualified retirement plans (i.e., the PSA and the PRA), we also maintain unfunded non-qualified plans. We offer a non-qualified deferred compensation plan, the Avon Products, Inc. Deferred Compensation Plan (the "DCP"), for certain higher paid key employees. The DCP is an unfunded, unsecured plan for which obligations are paid to participants out of our general assets. The DCP allows for the deferral of up to 50% of a participant’s base salary, the deferral of up to 100%

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of incentive compensation bonuses, and the deferral of contributions that would normally have been made to the PSA but are not deferred because the amount was in excess of U.S. Internal Revenue Code limits on contributions to the PSA. Participants may elect to have their deferred compensation invested in one or more of three permitted investment alternatives. Expense associated with the DCP was R$ 0,4 in 2018, R$ 4,5 in 2017 and R$3,4 in 2016. The benefit obligation under the DCP was R$ 63,5 at December 31, 2018 and R$ 70,0 at December 31, 2017 and was included in other liabilities and accrued compensation in our Consolidated Balance Sheets.

We maintain supplemental retirement programs consisting of the Supplemental Executive Retirement Plan of Avon Products, Inc. ("SERP") and the Benefit Restoration Pension Plan of Avon Products, Inc. ("BRP") under which non-qualified supplemental pension benefits are paid to higher paid key employees in addition to amounts received under our qualified defined benefit retirement plan, which is subject to IRS limitations on covered compensation. The SERP has not been offered to new employees in the last eight years, and the BRP is closed to employees hired on or after January 1, 2015 in conjunction with the closure of the PRA. The annual cost of these programs has been included in the determination of the net periodic benefit cost shown previously and amounted to R$ 7,7 in 2018, R$ 10,0 in 2017 and R$ 13,5 in 2016. The benefit obligation under these programs was R$ 36,0 at December 31, 2018 and R$ 40,7 at December 31, 2017 and was included in employee benefit plans and accrued compensation in our Consolidated Balance Sheets.

We also maintain a Supplemental Life Plan ("SLIP") under which additional death benefits ranging from R$ 1,5 to R$ 8,0 are provided to certain active and retired officers. The SLIP has not been offered to new officers in over eight years.

We established a grantor trust to provide assets that may be used for the benefits payable under the SERP and SLIP. The trust is irrevocable and, although subject to creditors’ claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust are included in other assets and at December 31 consisted of the following:

	2018	2017
Corporate-owned life insurance policies	138.8	119.1
Cash and cash equivalents	4.6	3.6
Total	143.4	122.7

The assets are recorded at fair market value, except for investments in corporate-owned life insurance policies which are recorded at their cash surrender values as of each balance sheet date, which is a proxy of fair value. Changes in the cash surrender value during the period are recorded as a gain or loss within SG&A expenses in our Consolidated Statements of Operations.

NOTE 15. Segment Information

Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. The segments have similar business characteristics and each offers similar products through similar customer access methods.

The accounting policies of the segments are the same as those described in Note 1, Description of the Business and Summary of Significant Accounting Policies. We evaluate the performance of our segments based on revenues and segment profits or losses. Segment revenues primarily reflect direct sales of products to Representatives based on the Representative’s geographic location.

We determine segment profit by deducting the related costs and expenses from segment revenue. In order to ensure comparability between periods, segment profit includes an allocation of global marketing expenses based on actual revenues. Segment profit excludes global expenses other than the allocation of marketing, costs to implement ("CTI") restructuring initiatives (see Note 17, Restructuring Initiatives), a loss contingency related to a non-U.S. pension plan (see Note 14, Employee Benefit Plans), certain significant asset impairment charges (see Note 20, Goodwill), and other items, which are not allocated to a particular segment, if applicable. This is consistent with the manner in which we assess our performance and allocate resources.

Other operating segments and business activities include the business results for Venezuela, as it was deconsolidated effective March 31, 2016, as well as markets that have been exited. Effective in the first quarter of 2017, given that we exited Thailand during 2016, the results of Thailand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in Asia Pacific. Effective in the first quarter of 2018, given that we have exited Australia and New Zealand during 2018, the results of Australia and New Zealand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in Asia Pacific. Other operating segments and business activities also include revenue from the sale of products to New Avon since the separation of the Company's North America business into New Avon on March 1, 2016 and ongoing royalties from the licensing of our name and products.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Summarized financial information concerning our reportable segments as of December 31 is shown in the following tables:

Total Revenue	2018	2017	2016
Europe, Middle East & Africa	7,704.3	6,811.4	7,376.7
South Latin America (2)	7,899.7	7,118.6	7,403.2
North Latin America	2,977.9	2,600.3	2,863.1
Asia Pacific	1,732.3	1,511.5	1,704.3
Total segment revenue	20,314.2	18,041.8	19,347.3
Other operating segments and business activities	185.8	265.9	378.5
Total revenue	20,500.0	18,307.7	19,725.8

Operating Profit	2018	2017	2016
Segment Profit
Europe, Middle East & Africa	984.3	1,055.7	1,113.6
South Latin America (2)	1,157.6	626.8	693.8
North Latin America	259.0	267.1	400.5
Asia Pacific	154.6	162.8	215.7
Total segment profit (2)	2,555.5	2,112.4	2,423.6
Other operating segments and business activities	13.2	8.0	14.1
Unallocated global expenses	(1,039.1)	(968.3)	(1,147.5)
CTI restructuring initiatives	(664.2)	(192.8)	(267.0)
Loss contingency	—	(58.3)	—
Legal settlement (1)	—	—	93.9
Operating profit (2)	865.4	901.0	1,117.1

(1)	In the third quarter of 2016, we settled claims relating to professional services that had been provided to the Company prior to 2013 in connection with a previously disclosed legal matter. The proceeds, net of legal fees, of R$ 93,9 before tax (R$93,9 after tax) were recognized as a reduction of SG&A in the third quarter of 2016 and were subsequently received by the Company in the fourth quarter of 2016.

(2)	Includes the impact of the Brazil IPI tax release, which was recorded in net sales and other (income) expense, net in the amounts of approximately R$618 and approximately R$ 99, respectively, in our Consolidated Income Statements (See Note 19, Contingencies for further information).

Total Assets	2018	2017	2016
Europe, Middle East & Africa	4,063.9	3,938.2	3,093.9
South Latin America	3,878.7	4,213.1	4,257.4
North Latin America	1,277.5	1,110.8	1,122.4
Asia Pacific	1,053.9	920.3	951.0
Total from reportable segments	10,274.0	10,182.4	9,424.7
Total from discontinued operations	—	—	4.2
Other operating segments	20.9	62.5	21.2
Global	1,368.2	1,987.8	1,692.4
Total assets	11,663.1	12,232.7	11,142.5

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Capital Expenditures	2018	2017	2016
Europe, Middle East & Africa	143.4	97.3	61.3
South Latin America	106.6	117.1	127.8
North Latin America	35.3	42.7	38.1
Asia Pacific	11.1	7.5	14.0
Total from reportable segments	296.4	264.6	241.2
Other operating segments	—	—	0.7
Global	71.3	57.3	14.0
Total capital expenditures	367.7	321.9	303.1

Depreciation and Amortization	2018	2017	2016
Europe, Middle East & Africa	100,5	95,8	97,3
South Latin America	110,8	109,9	106,6
North Latin America	52,2	43,6	45,2
Asia Pacific	30,5	28,4	35,9
Total from reportable segments	294,0	277,7	285,0
Other operating segments	1,1	1,3	4,5
Global	101,2	86,2	103,4
Total depreciation and amortization	396,3	365,2	392,9

Total Revenue by Major Country

A major country is defined as one with total revenues greater than 10% of consolidated total revenues.

	2018	2017	2016
Brazil	4,646.6	4,048.1	4,210.3
All other	15,853.4	14,259.6	15,515.5
Total	20,500.0	18,307.7	19,725.8

Long-Lived Assets by Major Country

A major country is defined as one with long-lived assets greater than 10% of consolidated long-lived assets, and also includes our country of domicile (the U.S.). Long-lived assets primarily include property, plant and equipment associated with our continuing operations. Long-lived assets in Brazil consist primarily of property, plant and equipment related to manufacturing and distribution facilities and long-lived assets in the U.S. consist primarily of property, plant and equipment, including our global research and development facility.

	2018	2017	2016
Brazil	1,097.3	1,312.9	1,300.6
U.S.	591.3	576.9	639.1
All other	1,774.3	1,833.7	1,824.8
Total	3,462.9	3,723.5	3,770.5

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16. Leases and Commitments

Minimum rental commitments under noncancelable operating leases, primarily for equipment and office facilities at December 31, 2018, are included in the following table under leases. Purchase obligations include commitments to purchase paper, inventory and other services.

Year	Leases	Purchase Obligations
2019	218.4	1,339.1
2020	162.7	722.3
2021	136.8	339.0
2022	120.5	143.8
2023	86.8	30.6
Later years	181.8	22.9
Sublease rental income	(402.2)	N/A
Total	504.9	2,597.7

Rent expense was R$227.0 in 2018, R$212.0 in 2017 and R$258.7 in 2016. Plant construction, expansion and modernization projects with an estimated cost to complete of R$123.2 were in progress at December 31, 2018.

NOTE 17. Restructuring Initiatives

Transformation Plan and Open Up Avon

Transformation Plan

In January 2016, we initiated a transformation plan (the "Transformation Plan"), in order to enable us to achieve our long-term goals of mid-single-digit constant-dollar ("Constant $") revenue growth and low double-digit operating margin. The Transformation Plan included three pillars: invest in growth, reduce costs in an effort to continue to improve our cost structure and improve our financial resilience. Under this plan, we had targeted pre-tax annualized cost savings of approximately R$1,208 after three years, which we exceeded through restructuring actions, as well as other cost-savings strategies that did not result in restructuring charges. As part of the Transformation Plan, we identified certain actions, that we believe will reduce ongoing costs, primarily consisting of global headcount reductions relating to operating model changes, as well as the closure of Australia, New Zealand and Thailand, which were smaller, under-performing markets.

As a result of these restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of R$755.8 before taxes, of which R$140.0 was recorded during the twelve months ended December 31, 2018, in our Consolidated Statements of Operations. There are no further restructuring actions to be taken associated with our Transformation Plan, as beginning in the third quarter of 2018, all new restructuring actions approved will operate under our new Open Up Avon plan described below.

Open Up Avon

In September 2018, we initiated a new strategy in order to return Avon to growth ("Open Up Avon"). As one element of this plan, we are targeting pre-tax annualized cost savings of approximately R$1,500 by 2021, to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. In January 2019, we announced significant advancements in this strategy, including a structural reset of inventory processes and an aggregate 18% reduction in global workforce. The structural reset of inventory processes includes a 15% reduction in inventory levels and 25% reduction in Stock Keeping Units (SKUs). The structural reset resulted in an incremental one-off inventory obsolescence expense of R$324 million recognized at December 31, 2018. As a result of Open Up Avon restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of R$526.9 before taxes, which was recorded during the year ended December 31, 2018, in our Consolidated Statements of Operations.

Restructuring Charges - 2018

During the year ended December 31, 2018, we recorded costs to implement of R$ 666.7, of which R$140.0 related to the Transformation Plan and R$526.9 related to Open Up Avon, in our Consolidated Statements of Operations. The costs consisted of the following:

•	net charges of R$159.3 for employee-related costs, including severance benefits;

•	implementation costs of R$113. primarily related to professional service fees;

•	accelerated depreciation of R$19.1;

•	asset impairment of R$15.0, primarily related to manufacturing equipment;

•	inventory write-off of R$330.4;

•	foreign currency translation adjustment charges of R$2.6;

•	dual running costs of R$15.1; and

•	contract termination and other costs of R$11.8.

Of the total costs to implement during the year ended December 31, 2018, R$330.1 was recorded in SG&A expenses and R$336.7 was recorded in cost of sales.

Restructuring Charges - 2017

During the year ended December 31, 2017, we recorded costs to implement of R$194.7 related to the Transformation Plan, in our Consolidated Statements of Operations. The costs consisted of the following:

•	net charge of R$86.2 for employee-related costs, including severance benefits, of which R$25.3 was associated with the closure of the Australia and New Zealand markets;

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•	contract termination and other net charges of R$87.4, associated with vacating our previous corporate headquarters, including the impairment of fixed assets;

•	implementation costs of R$13.1 primarily related to professional service fees;

•	accelerated depreciation of R$6.1; and

•	inventory write-off of R$1.9 primarily associated with the closure of the Australia and New Zealand markets.

Of the total costs to implement during the year ended December 31, 2017, R$192.8 was recorded in SG&A expenses and R$1.9 was recorded in cost of sales.

Restructuring Charges - 2016

During the year ended December 31, 2016, we recorded costs to implement of R$288.8 related to the Transformation Plan, in our Consolidated Statements of Operations. The costs consisted of the following:

•	net charge of R$216.0 for employee-related costs, including severance benefits;

•	contract termination and other net charges of R$30.0;

•	implementation costs of R$25.5 primarily related to professional service fees;

•	charge of R$9.3 due to the accumulated foreign currency translation adjustments associated with the closure of the Thailand market;

•	accelerated depreciation of R$6.6; and

•	inventory write-off of R$1.4.

Of the total costs to implement during the year ended December 31, 2016, R$287.4 was recorded in SG&A expenses and R$1.4 was recorded in cost of sales.

The tables below include restructuring costs such as employee-related costs, inventory write-offs, foreign currency translation write-offs and contract terminations, and do not include other costs to implement restructuring initiatives such as professional services fees and accelerated depreciation.

The liability balance for the restructuring actions, primarily associated with our Transformation Plan, at December 31, 2018 is as follows:

	Employee-Related Costs	Inventory Write-offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/Other	Total
2016 charges	239.2	1.3	8.8	28.4	277.7
Balance at December 31, 2016	158.4	—	—	9.1	167.5
2017 charges	105.5	2.0	—	—	107.5
Adjustments	(16.5)	—	—	90.3	73.8
Cash payments	(115.1)	—	—	(26.8)	(141.9)
Non-cash write-offs	—	(2.0)	—	(46.3)	(48.3)
Foreign exchange	4.0	—	—	0.1	4.1
Balance at December 31, 2017	136.3	—	—	26.4	162.7
2018 charges	114.3	5.4	2.7	21.3	143.7
Adjustments	(48.8)	—	—	(13.2)	(62.0)
Cash payments	(82.5)	—	—	(24.4)	(106.9)
Non-cash write-offs	—	(5.4)	(2.7)	—	(8.1)
Foreign exchange	14.0	—	—	3.7	17.7
Balance at December 31, 2018	133.3	—	—	13.8	147.1

The liability balance for the restructuring actions, primarily associated with Open Up Avon, at December 31, 2018 is as follows:

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Employee-Related Costs	Inventory Write-offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/Other	Total
Balance at December 31, 2017	—	—	—	—	—
2018 charges	102.3	342.9	—	3.1	448.3
Adjustments	—	—	—	—	—
Cash payments	(26.4)	—	—	1.2	(25.2)
Non-cash write-offs	—	(345.9)	—	—	(342.9)
Foreign exchange	—	—	—	—	—
Balance at December 31, 2018	75.9	—	—	4.3	80.2

The majority of cash payments, if applicable, associated with the year-end liability are expected to be made during 2019.

The following table presents the restructuring charges incurred to date, under the Transformation Plan and Open Up Avon, along with the estimated charges expected to be incurred on approved initiatives under the plans:

	Employee- Related Costs	Inventory/ Asset Write-offs	Contract Terminations/Other	Foreign Currency Translation Adjustment Write-offs	Total
Transformation Plan
Charges incurred to-date	442.8	7.6	140.8	11.8	603.0
Estimated charges to be incurred on approved initiatives	—	—	—	—	—
Total expected charges on approved initiatives	442.8	7.6	140.8	11.8	603.0

Open Up Avon
Charges incurred to-date	96.8	325.6	8.5	—	430.9
Estimated charges to be incurred on approved initiatives	—	—	1.8	—	1.8
Total expected charges on approved initiatives	96.8	325.6	10.3	—	432.7

The charges, net of adjustments, of initiatives under the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans, by reportable segment are as follows:

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Global & Other Operating Segments	Total
Transformation Plan
2015	—	—	—	—	83.6	83.6
2016	106.6	45.5	15.2	31.4	58.0	256.7
2017	2.9	17.9	(1.9)	(1.6)	158.2	175.5
2018	18.4	15.2	2.2	2.2	49.3	87.3
Charges incurred to-date	127.9	78.6	15.5	32.0	349.1	603.1
Estimated charges to be incurred on approved initiatives	—	—	—	—	—	—
Total expected charges on approved initiatives	127.9	78.6	15.5	32.0	349.1	603.1

Open Up Avon
2018	118.5	133.9	102.7	53.0	22.8	430.9
Charges incurred to-date	118.5	133.9	102.7	53.0	22.8	430.9
Estimated charges to be incurred on approved initiatives	—	—	—	—	1.8	1.8
Total expected charges on approved initiatives	118.5	133.9	102.7	53.0	24.7	432. 7

The charges above are not included in segment profit, as this excludes costs to implement restructuring initiatives. The amounts shown in the tables above as charges recorded to-date relate to initiatives that have been approved and recorded in the consolidated financial statements as the costs are probable and estimable. The amounts shown in the tables above as total expected charges on approved initiatives represent charges recorded to-date plus charges yet to be recorded for approved initiatives as the relevant accounting criteria for recording an expense have not yet been met.

Other Restructuring Initiatives

During 2018, 2017 and 2016, we recorded net benefits of R$2.6, R$1.3 and R$19.0, respectively, primarily in SG&A expenses, in our Consolidated Statements of Operations, associated with the restructuring programs launched in 2005 and 2009 and the restructuring initiative launched in 2012 (the "Other Restructuring Initiatives"), each of which are substantially complete. The net benefit in 2016 primarily consisted of a net gain of R$12.8 due to the sale of a distribution center in the U.S. The liability balance associated with the Other Restructuring Initiatives is not material at December 31, 2018.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18. Series C Convertible Preferred Stock

On March 1, 2016, the Company issued and sold to Cerberus Investor 435,000 shares of newly issued series C preferred stock for an aggregate purchase price of R$1,501 pursuant to an Investment Agreement, dated as of December 17, 2015, between the Company and Cerberus Investor. In connection with the issuance of the series C preferred stock, the Company incurred direct and incremental expenses of R$30.0, comprised of financial advisory fees and legal expenses, which reduced the carrying value of the series C preferred stock. Cumulative preferred dividends accrue daily on the series C preferred stock at a rate of 1.25% per quarter. The series C preferred stock had accrued unpaid dividends of R$255.0 as of December 31, 2018. There were no dividends declared in the years ended December 31, 2018 and 2017.

Dividend Rights. The series C preferred stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any liquidation, dissolution or winding up of our affairs. The series C preferred stock has a liquidation preference of R$3,875 per share, representing an aggregate liquidation preference of R$1,686.0 upon issuance. Holders of series C preferred stock are entitled to participate on an as-converted basis in any dividends paid to the holders of shares of the Company’s common stock. In addition, cumulative preferred dividends accrue daily on the series C preferred stock and are payable at a rate of 1.25% per quarter (net of any dividends on the Company’s common stock and subject to increase up to a maximum rate of 5.00% per quarter if the Company breaches certain obligations). Except to the extent not otherwise previously paid by the Company, preferred dividends are payable on the seventh anniversary of the issuance date of the series C preferred stock as and when declared by the Board of Directors and at the end of each quarter thereafter. Accrued and unpaid preferred dividends may be paid, at the Company’s option, (i) in cash, (ii) subject to certain conditions, in shares of the Company’s common stock or (iii) upon conversion of shares of series C preferred stock, in shares of the Company’s non-voting, non-convertible Series D Preferred Stock. Any such shares of Series D Preferred Stock issued would have similar preferential rights.

Conversion Features. series C preferred stock is convertible at the option of the holders at any time into shares of the Company’s common stock at an initial conversion price of R$19.0 per share, subject to certain anti-dilution adjustments. Prior to receipt of applicable shareholder approval, shares of series C preferred stock are not convertible into more than 19.99% of the number of shares of common stock outstanding immediately prior to the issuance of the series C preferred stock, subject to certain anti-dilution adjustments. As of December 31, 2018, series C preferred stock was convertible into 87,051,524 shares of common stock. If at any time the volume weighted average price of the common stock exceeds R$ 39.0 per share (subject to certain anti-dilution adjustments) for a period of 30 consecutive trading days, the Company may cause all of the series C preferred stock to be converted into shares of common stock based on the then applicable conversion price.

Voting Rights. Holders of series C preferred stock are entitled to vote generally with the holders of common stock on an as-converted basis. Holders of series C preferred stock are also entitled to a separate class vote with respect to (i) the election of up to three directors to the Board of Directors, subject to maintaining certain levels of beneficial ownership of series C preferred stock and/or common stock, (ii) amendments to the Company’s organizational documents that have an adverse effect on the series C preferred stock, (iii) issuances by the Company of securities that are senior to, or equal in priority with, the series C preferred stock or (iv) the delisting of the Company’s common stock, other than in connection with a change of control event.

Change of Control Put. Upon certain change of control events involving the Company, holders of series C preferred stock can require the Company to repurchase the series C preferred stock for an amount equal to the greater of (i) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends or (ii) the consideration the holders would have received if they had converted their shares of series C preferred stock into common stock immediately prior to the change of control event.

NOTE 19. Contingencies

Settlements of FCPA Investigations

As previously reported, the United States District Court for the Southern District of New York (the "USDC") approved in December 2014 a deferred prosecution agreement (“DPA”) entered into between the Company and the U.S. Department of Justice related to charges of violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act (“FCPA”). In addition, Avon Products (China) Co. Ltd., a subsidiary of the Company operating in China, pleaded guilty to conspiring to violate the books and records provision of the FCPA. The USDC also entered a judgment in January 2015 approving our consent agreement with the U.S. Securities and Exchange Commission (the “SEC”) (the "Consent") to settle the SEC’s complaint charging violations of the books and records and internal control provisions of the FCPA.

As part of these resolutions, the Company agreed, among other things, to pay fines, disgorgement and prejudgment interest in an aggregate amount of R$467 and to have a compliance monitor. The DPA expired, and the charges against the Company were

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

dismissed with prejudice on February 5, 2018. Under the terms of the Consent, the Company was subject to a continued self-monitoring period until July 2018, which has now concluded.

Brazilian Tax Assessments

In December 2012, our Brazilian subsidiary received an excise (IPI) tax assessment for the year 2008 with respect to excise tax (IPI) and taxes charged on gross receipts (PIS and COFINS) from the Brazilian tax authorities. In the second quarter of 2014, the PIS and COFINS assessments were officially closed in favor of Avon Brazil. As in prior IPI cases that have been settled in Avon’s favor, the 2012 IPI assessment asserts that the establishment in 1995 of separate manufacturing and distribution companies in Brazil was done without a valid business purpose and that Avon Brazil did not observe minimum pricing rules to define the taxable basis of excise tax. The structure adopted in 1995 is comparable to that used by many other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2012 IPI assessment is unfounded.

These matters are being vigorously contested. In January 2013, we filed a protest seeking a first administrative level review with respect to the 2012 IPI assessment. In July 2013, the 2012 IPI assessment was upheld at the first administrative level and we appealed this decision to the second administrative level. The 2012 IPI assessment totals approximately R$1,186, including penalties and accrued interest. On April 18, 2018, Avon received official notification that the second administrative level has issued a partially favorable and partially unfavorable decision. In this decision, the original assessment was reduced by approximately R$ 244 (including associated penalty and interest), subject to Federal Revenue appeal. The remaining R$942 of the assessment was upheld at the second administrative level. On April 20, 2018, we appealed this decision in the third administrative level.

On October 3, 2017, Avon Brazil received a new tax assessment notice regarding IPI for 2014. The 2017 IPI assessment totals approximately R$915, including penalties and accrued interest. In line with the other assessments received in the past, the Brazilian tax authorities assert that the structure adopted in 2005 has no valid business purpose and that Avon Brazil did not observe minimum pricing rules to define the taxable basis of excise tax. On April 2, 2018, Avon was notified of an unfavorable decision at the first administrative level. On April 27, 2018, we filed an appeal in the second administrative level.

In the event that the 2012 and the 2017 IPI assessments are upheld in the third and final administrative level, it may be necessary for us to provide security to pursue further appeals in the judicial levels, which, depending on the circumstances, may result in a charge to earnings and an adverse effect on the Company's Consolidated Statements of Cash Flows. It is not possible to reasonably estimate the likelihood or potential amount of assessments that may be issued for subsequent periods (tax years up through 2010 are closed by statute). We believe that the 2012 and the 2017 IPI assessments are unfounded, however, based on the likelihood that these will be upheld, we assess the risks as disclosed above as reasonably possible. At December 31, 2018, we have not recognized a liability for the 2012 or 2017 IPI assessments.

Brazil IPI Tax on Cosmetics

In May 2015, an Executive Decree on certain cosmetics went into effect in Brazil which increased the amount of IPI taxes that are to be remitted by Avon Brazil to the taxing authority on the sales of cosmetic products subject to IPI. Avon Brazil filed an objection to this IPI tax increase on the basis that it is not constitutional. In December 2016, Avon Brazil received a favorable decision from the Federal District Court regarding this objection. This decision has been appealed by the tax authorities.

From May 2015 through April 2016, Avon Brazil remitted the taxes associated with this IPI tax increase into a judicial deposit which would be remitted to the taxing authorities in the event that we are not successful in our objection to the tax increase. In May 2016, Avon Brazil received a favorable preliminary decision on its objection to the tax and was granted a preliminary injunction. As a result, beginning in May 2016, Avon Brazil was no longer required to remit the taxes associated with IPI into a judicial deposit. On June 12, 2018, we received a decision authorizing Avon to withdraw the amount held as a judicial deposit, substituting it by letter of guarantee, which was presented. On June 29, 2018, the tax authorities presented an appeal against that decision. On July 30, 2018, the funds were received in our bank account. As of September 30, 2018, due in part to judicial decisions across the industry and other developments, we concluded, supported by the opinion of legal counsel, that the Executive Decree is unconstitutional. We therefore assessed the IPI tax under ASC 450, Contingencies and determined that the risk of loss during ongoing judicial reviews was reasonably possible but not probable. Accordingly, we released the associated liability as of September 30, 2018 of approximately R$853 and have ceased accruing the IPI taxes from October 1, 2018. The liability had been classified within long-term sales taxes and taxes other than income in our Consolidated Balance Sheet, and the release was recorded in net sales and other (income) expense, in the amounts of approximately R$618 and approximately R$99, respectively, in our Consolidated Income Statements.

An unfavorable ruling to our objection of this IPI tax increase would have an adverse effect on the Company's Consolidated Income Statements and Consolidated Statements of Cash Flows as Avon Brazil would have to remit the reasonably possible amount of R$853 to the taxing authorities (including the judicial deposit that was returned to us on July 30, 2018). We are not able to reliably predict the timing of the outcome of our objection to this tax increase. A favorable judicial ruling to our

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

objection of this IPI tax would have an adverse effect on the Company's Consolidated Statements of Cash Flows as Avon Brazil would have to remit all or a portion of the associated income tax liability to the taxing authorities. The Company is accruing a tax reserve, which amounts to approximately R$283 at December 31, 2018. This reserve will be settled on final adjudication of the law through a combination of cash and use of deferred tax assets.

Talc-Related Litigation

The Company has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Company sold in the past were contaminated with asbestos. Many of these actions involve a number of codefendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Company’s products, were designed to contain asbestos. We believe that the claims against us are without merit. We are defending vigorously against these claims and will continue to do so. To date, there have been no findings of liability against the Company in any of these cases but we are unable to predict the ultimate outcome of each case and an adverse outcome, individually or in the aggregate, could be material. Additional similar cases arising out of the use of the Company's talc products are reasonably anticipated. At this time, we are unable to estimate our reasonably possible losses, if any. Also, in light of the inherent litigation uncertainties, potential costs to litigate these cases are not known, but they may be significant, though some costs will be covered by insurance.

Brazilian Labor-Related Litigation

On an ongoing basis, the Company is subject to numerous and diverse labor-related lawsuits filed by employees in Brazil. These cases are assessed on an aggregated and ongoing basis based on historical outcomes of similar cases. The claims made are often for significantly larger sums than have historically been paid out by the Company. Our practice continues to be to recognize a liability based on our assessment of historical payments in similar cases. Our best estimate of the probable loss for such current cases at December 31, 2018 is approximately R$43 and, accordingly, we have recognized a liability for this amount.

Shareholder Litigation

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Company and certain present and former officers of the Company.  The complaint is brought on behalf of a purported class consisting of all purchasers of Avon common stock between August 2, 2016 and August 2, 2017, inclusive.  The complaint asserts violations of Sections 10(b) and 20(a) of the Exchange Act based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for representatives in Brazil.  In light of the early stage of the litigation, we are unable to predict the outcome of this matter and are unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome.

Other Matters

Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In management's opinion, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2018, is not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20. Goodwill

Goodwill

	Europe, Middle East & Africa	South Latin America	Asia Pacific	Total
Gross balance at December 31, 2017	90.3	240.5	281.2	612.0
Accumulated impairments	(22.8)	—	(272.6)	(295.4)
Net balance at December 31, 2017	67.5	240.5	8.6	316.6

Changes during the period ended December 31, 2018:
Divestitures	—	—	—	—
Impairment	—	—	—	—
Foreign exchange	2.3	18.3	1.5	22.1

Gross balance at December 31, 2018	96.5	258.8	329.4	684.7
Accumulated impairments	(26.8)	—	(319.3)	(346.1)
Net balance at December 31, 2018	69.7	258.8	10.1	338.6

NOTE 21. Supplemental Balance Sheet Information

At December 31, 2018 and 2017, prepaid expenses and other included the following:

Components of Prepaid expenses and other	2018	2017
Prepaid taxes and tax refunds receivable	561.8	369.2
Receivables other than trade	268.1	222.3
Prepaid brochure costs, paper and other literature	57.7	214.4
Other	166.3	174.6
Prepaid expenses and other	1,053.9	980.5

At December 31, 2018 and 2017, other assets included the following:

Components of Other assets	2018	2017
Deferred tax assets (Note 10)	823.8	674.2
Capitalized software (Note 1)	346.0	281.8
Judicial deposits other than Brazil IPI tax (see below)	287.1	271.9
Net overfunded pension plans (Note 14)	341.4	271.3
Long-term receivables	143.4	250.1
Judicial deposit for Brazil IPI tax on cosmetics (Note 19)	—	244.1
Trust assets associated with supplemental benefit plans (Note 14)	143.4	122.7
Tooling (plates and molds associated with our beauty products)	48.8	41.4
Investment in New Avon (Note 4)	—	—
Other	62.4	46.3
Other assets	2,336.5	2,203.8

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22. Results of Operations by Quarter (Unaudited)

2018	First	Second	Third	Fourth	Year
Total revenue	5,127.5	4,974.4	5,240.5	5,157.7	20,500.0
Gross profit	2,994.4	2,988.6	3,259.4	2,559.1	11,801.5
Operating profit(1)	165.2	195.0	687.7	(182.5)	865.4
Income (Loss) from continuing operations, before taxes	38.3	(1.1)	670.1	(309.5)	397.8
(Loss) income from continuing operations, net of tax(2)	(77.6)	(136.1)	418.7	(285.2)	(80.2)
Net loss attributable to noncontrolling interests	2.9	3.3	2.6	(0.4)	8.5
Net (loss) income attributable to Avon	(74.7)	(132.8)	421.3	(285.5)	$(71.8)

(Loss) earnings per common share from continuing operations
Basic	(0.22)	(0.33)	0.77	(0.70)	(0.37)	(3)
Diluted	(0.22)	(0.33)	0.77	(0.70)	(0.37)	(3)

2017	First	Second	Third	Fourth	Year
Total revenue	4,270.1	4,471.2	4,541.4	5,025.0	18.307.7
Gross profit	2,613.7	2,789.6	2,779.7	3,067.3	11,250.3
Operating profit(1)	95.5	104.7	279.6	421.2	901.0
(Loss) income from continuing operations, before taxes	(21.4)	(39.4)	153.7	293.4	386.6
(Loss) income from continuing operations, net of tax(3)	(116.9)	(146.7)	38.1	289.6	64.1
Net (income) loss attributable to noncontrolling interests	—	1.0	1.9	3.5	6.4
Net (loss) income attributable to Avon	(116.9)	(145.7)	40.0	293.1	70.5

(Loss) earnings per common share from continuing operations
Basic	(0.32)	(0.38)	0.03	0.54	—	(4)
Diluted	(0.32)	(0.38)	0.03	0.54	—	(4)

(1) Operating profit (loss) was impacted by the following:

2018	First	Second	Third	Fourth	Year
Brazil IPI tax release	—	—	(619.6)	—	(619.6)
Costs to implement restructuring initiatives:
Cost of sales	2.3	1.8	(0.4)	333.0	336.7
SG&A expenses	37.9	85.4	73.2	131.0	327.5
Total costs to implement restructuring initiatives	40.2	87.	72.8	464.0	664.2

2017	First	Second	Third	Fourth	Year
Costs to implement restructuring initiatives:
Cost of sales	(0.3)	—	—	2.2	$1.2
SG&A expenses	32.4	65.0	19.9	73.7	191.0
Total costs to implement restructuring initiatives	32.1	65.0	19.9	75.9	192.9
Loss contingency	—	58.3	—	—	58.3

In addition to the items impacting operating profit (loss) above:

(2)	(Loss) income from continuing operations, net of tax during 2018 was impacted by one-time tax reserves of approximately R$66 associated with our uncertain tax positions, and an expense of approximately R$11 associated with the ownership transfer of certain operational assets within the consolidated group.

(3)	(Loss) income from continuing operations, net of tax during 2017 was impacted by a R$95.8 net income tax benefit recognized in the fourth quarter as a result of the enactment of the Tax Cuts and Jobs Act in the U.S., a release of valuation allowances of R$81.7 associated with a number of markets in Europe, Middle East & Africa as a result of a business model change related to the move of the Company's headquarters from the U.S. to the UK, and a R$33.3 benefit as a result of a favorable court decision in Brazil, partially offset by a charge of R$51.0 associated with valuation allowances to adjust deferred tax assets in Mexico.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)	The sum of per share amounts for the quarters does not necessarily equal that for the year because the computations were made independently.

See Note 17, Restructuring Initiatives, "Results Of Operations - Consolidated" within MD&A on pages 35 through 43, Note 15, Segment Information, "Venezuela Discussion" within MD&A on pages 42 through 43, Note 1, Description of the Business and Summary of Significant Accounting Policies, Note 14, Employee Benefit Plans, Note 19, Contingencies, Note 8, Debt and Other Financing and Note 10, Income Taxes, for more information on these items.

NOTE 23. Supplementary Information: Reconciliation of Differences between Accounting Practices

As a result of the preparation of the consolidated financial statements, to meet the requirement of CVM Instruction n° 480/2009 as to the preparation of the consolidated financial statements in conformity with IFRS issued by IASB, we present below the reconciliation of the differences between US GAAP and IFRS for the net capital deficiency at December 31, 2018 and the loss for the year then ended:

	Net capital deficiency	Loss for the period
Balances presented under US GAAP	(3,474.9)	(80.2)
a. Dividends accrued on Avon’s preferred shares, reclassified from equity to financial expense	-	(89.4)
b. Deferred tax effect on the difference above	-	18.8
Adjusted balances under IFRS	(3,474.9)	(150.8)

a.	Avon Preferred Shares

Represents the reclassification to liability of Avon Preferred Shares which under U.S. GAAP are classified as Mezzanine. Under IFRS there is no Mezzanine classification for financial instruments. Based on the terms of the Avon Preferred Shares, upon a change of control the holders of such shares are entitled to exercise a put option and Avon would be required to repurchase the shares in cash. Because Avon’s change of control is not an event within Avon’s control, under IFRS these shares have been classified as liabilities.

b.	Holders of Avon Preferred Shares are entitled to a cumulative preferred dividend that accrues daily at a rate of 1.25% per quarter (net of any dividends on Avon Common Shares and subject to increase up to a maximum rate of 5.00% per quarter if Avon breaches certain obligations). For the year ended December 31, 2018, the accrued unpaid cumulative preferred dividends amounted to R$ 255. In addition, holders of Avon Preferred Shares are also entitled to participate on as-converted basis in any dividends paid to the holders of Avon Common Shares. During the years ended December 31, 2018 and 2017, no such dividends were declared. In conformity with the reclassification of the liability above, dividends accrued on Avon Preferred Shares have been reclassified from equity to financial expense for an amount of R$ 89 for the year ended December 31, 2018.

c.	Deferred taxes

An estimated blended tax rate of 21% has been used to estimate the tax impact on the differences between accounting practices, representing a weighted-average estimate of the statutory tax rates in the various jurisdictions where differences between accounting practices are reasonably expected to occur. We believe that using a blended tax rate is factually supportable in that it is derived from statutory rates and recognize that Avon is a large multinational corporation with operations in many countries. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

Other adjustments to conform Avon’s accounting practices under U.S. GAAP to IFRS were considered immaterial.

NOTE 24. Subsequent Events

Global headcount reduction

In January 2019, we announced significant advancements in our Open Up Avon strategy, including a structural reset of inventory processes and an aggregate 18% reduction in global workforce. The structural reset resulted in an incremental one-off inventory obsolescence expense of R$ 324 recognized at December 31, 2018 (refer to Note 17, Restructuring Initiatives, for additional information regarding the structural reset of inventory). The global workforce will be reduced in 2019 by approximately 10% to align with ongoing operating model changes and to create a leaner organization that is better aligned with Avon’s current and future business focus. This reduction is incremental to an 8% reduction of the global workforce that was completed in 2018. We expect to incur a restructuring charge of approximately R$ 388 in 2019 relating to the global workforce reduction, which wasn't approved by the Board of Directors until January 2019.

Revolving credit facility

In February 2019, Avon International Capital p.l.c. ("AIC"), a wholly-owned foreign subsidiary of the Company, entered into a three-year €200.0 senior secured revolving credit facility (the “2019 facility”).

The 2019 facility may be used for working capital and general corporate purposes. The 2019 facility replaced the 2015 facility. All obligations of AIC under the 2019 facility are unconditionally guaranteed by the Company, AIO and each other material United States or English restricted subsidiary of the Company (collectively, the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors are secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

The 2019 facility will terminate in February 2022; provided, however, that it shall terminate on the 91st day prior to the maturity of the 4.60% Notes, if on such 91st day, the applicable notes are not redeemed, repaid, discharged, defeased or otherwise refinanced in full. The 2019 facility contains affirmative and negative covenants, which are customary for secured financings of this type, as well as financial covenants (interest coverage and total leverage ratios).

Divestitures

China Manufacturing

In February 2019, we completed the sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., of all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. for a total purchase price of $71.0 million (equivalent to R$ 275). Net cash proceeds (pre-tax) will be $47.0 (equivalent to R$ 182) after the required repayment by the Company of certain outstanding intercompany loans of $23.3 (equivalent to R$ 90,3) and after deducting cash on hand in Avon Manufacturing (Guangzhou), Ltd. of $.7 (equivalent to R$ 2,7).

Rye Office

In February 2019, we signed an agreement to sell the Rye office. This transaction is expected to close by the end of the second quarter of 2019.

Malaysia Maximin

In February 2019, we signed an agreement to sell the legal entity Maximin Corporation Sdn Bhd, which owns the Malaysia office and warehouse. This transaction is expected to close by the end of the first quarter of 2019.

Bond issue

In July 2019, the Company issued R$ 1.533 in aggregate principal amount of 6,50% Senior Notes which will mature on August 15, 2022. The proceeds were partially used to purchase an aggregate principal amount of R$ 1.054 of the Company's 4,6% Notes, due during 2020, under a cash tender offer completed during July 2019.

Indirect tax Court Decisions in Brazil

In July 2019, the Brazilian judicial court held decisions in favor of Avon relating to historic indirect tax items. The Company has not received the formal decision in writing until the date of the financial statements as of June 30, 2019 and the date of its filing. At June 30, 2019, no receivable was recognized in relation to these cases. The gross amount of the credits involved is R$ 448.

(A free translation of the original in Portuguese)

Avon Products Inc.

Consolidated financial statements

as of 31 December 2018

and report on special review

(A free translation of the original in Portuguese)

Report on special review

To the Board of Directors and Shareholders

Avon Products Inc.

Introduction

1	We performed a special review of the consolidated financial statements of Avon Products Inc. and its subsidiaries ("Avon") to the extension described in paragraph 3 below as of 31 December 2018 and 2017 and for the years ended 31 December 2018, 2017 and 2016, prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP") and Instruction No. 480/2009 issued by the Brazilian Securities Commission ("CVM") and prepared, under the responsibility of their management, in connection with the share merger transaction pursuant to CVM Instruction 565/2015.

2	Avon's consolidated financial statements as of 31 December 2018 and 2017 and for the years ended 31 December 2018, 2017 and 2016, prepared in accordance with the US GAAP, comprising the consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in shareholders' equity (deficit) for each of the years then ended, were audited by Avon's independent auditors, PricewaterhouseCoopers LLP in the United Kingdom, who issued an unqualified opinion on those statements in their independent auditor's report dated 21 February 2019. We performed our special review, provided for in CVM Instruction 480/2009, taking into account aspects of the standards issued by the Brazilian Federal Accounting Council (“CFC”) applicable to engagements of this nature.

Scope of special review

3	Our special review of the consolidated financial statements, prepared by Avon’s management, mentioned in paragraph 1 above, comprised:

(a)	Reading Avon's consolidated financial statements and the reconciliation note of the differences between the US GAAP and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), included in the Note 24 as supplementary information, and discussing with their management the criteria used to prepare the consolidated financial statements and the note presented as supplementary information;

(b)	Review of the translation of the figures in US dollars, the presentation currency of Avon's consolidated financial statements audited by PricewaterhouseCoopers LLP, to Brazilian real, presentation currency these consolidated financial statements; and

(c)	Reading the independent auditor's report mentioned in paragraph 2 above and discussing with Avon's independent auditors, PricewaterhouseCoopers LLP, the audit procedures carried out.

4	In this context, our special review did not constitute an audit according to the Brazilian or International Standards on Auditing and, therefore, we are not able to issue, and we did not issue, an audit opinion on the consolidated financial statements of Avon Products Inc. and its subsidiaries.

Avon Products Inc.

Conclusion

5	Based on our special review, and in conformity with the procedures described in paragraph 3 above, we did not become aware of any significant changes that should be made in the consolidated financial statements of Avon Products Inc. and its subsidiaries as of 31 December 2018 and 2017 and for the years ended 31 December 31 2018, 2017 and 2016, expressed in Brazilian real, prepared in connection with CVM Instruction 480/2009, in connection with the share merger transaction pursuant to CVM Instruction 565/2015.

Emphasis of matter

6	As described in Note 1 to the consolidated financial statements, Avon has a policy of presenting, for general use in the markets in which it operates, its consolidated financial statements in accordance with the US GAAP and with the presentation currency in US dollars. The accompanying consolidated financial statements, presented in Brazilian real, were prepared in connection with CVM Instruction 480/2009, in connection with the share merger transaction pursuant to CVM Instruction 565/2015. Accordingly, these consolidated financial statements may not be suitable for other purposes.

São Paulo, 11 October 2019

/s/ PricewaterhouseCoopers	Felipe Edmond Ayoub
Auditores Independentes	Contador CRC 1SP187402/O-4
CRC 2SP000160/O-5

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
(In Brazilian reais in millions, except per share data)	June 30, 2019	June 30, 2018
Product sales	4.331,0	4.683,5
Other revenue	257,8	306,7
Total revenue	4.588,8	4.990,2
Costs, expenses and other:
Cost of sales	(1.943,3)	(1.992,2)
Selling, general and administrative expenses	(2.526,4)	(2.802,4)
Operating profit	119,1	195,6

Interest expense	(119,9)	(127,3)
Loss on extinguishment of debt and credit facilities	—	(10,7)
Interest income	5,9	12,9
Other income (expense), net	26,6	(71,6)
Gain on sale of business / assets	51,6	—
Total other expenses	(35,8)	(196,7)

Income (loss) from continuing operations, before income taxes	83,3	(1,1)
Income taxes	(106,3)	(135,5)
Loss from continuing operations, net of tax	(23,0)	(136,6)
Loss from discontinued operations, net of tax	(51,6)	—
Net loss	(74,6)	(136,6)
Net (income) loss attributable to noncontrolling interests	(1,6)	3,3
Net loss attributable to Avon	(76,2)	(133,3)

Loss per share
Basic
Basic from continuing operations	(0,12)	(0,33)
Basic from discontinued operations	(0,12)	—
Basic attributable to Avon	(0,24)	(0,33)

Diluted
Diluted from continuing operations	(0,12)	(0,33)
Diluted from discontinued operations	(0,12)	—
Diluted attributable to Avon	(0,24)	(0,033)

The accompanying notes are an integral part of these statements.

 3

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
(In Brazilian reais in millions, except per share data)		June 30, 2019	June 30, 2018
Product sales		8.531,1		8.940,6
Other revenue		524,1		579,1
Total revenue		9.055,2		9.519,7
Costs, expenses and other:
Cost of sales		(3.889,8)	(3.881,5)
Selling, general and administrative expenses		(5.063,5)	(5.298,7)
Operating profit		101,9		339,5

Interest expense		(245,0)	(245,2)
Loss on extinguishment of debt		(7,7)	(10,1)
Interest income		12,3		26,7
Other income (expense), net		112,7	(75,9)
Gain on sale of business / assets		90,1		—
Total other expenses		(37,6)	(304,5)

Income before income taxes		64,3		35,0
Income taxes		(179,0)	(236,5)
Loss from continuing operations, net of tax		(114,7)	(201,5)
Loss from discontinued operations, net of tax		(87,0)		—
Net loss		(201,7)	(201,5)
Net loss attributable to noncontrolling interests		1,5		5,9
Net loss attributable to Avon		(200,1)		(195,6)

Loss per share
Basic
Basic from continuing operations		(0,35)		(0,52)
Basic from discontinued operations		(0,19)		—
Basic attributable to Avon		(0,54)		(0,52)

Diluted
Diluted from continuing operations	R$	(0,35)	R$	(0,52)
Diluted from discontinued operations		(0,19)		—
Diluted attributable to Avon	R$	(0,54)	R$	(0,52)

The accompanying notes are an integral part of these statements.

 4

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended
(In Brazilian reais in millions)	June 30, 2019	June 30, 2018
Net loss	(74,6)	(136,6)
Other comprehensive income (loss):
Foreign currency translation adjustments	77,9	(592,1)
Unrealized gains (losses) on revaluation of long-term intercompany balances, net of taxes of R$0.0	1,2	(299,4)
Change in unrealized gains/losses on cash flow hedges, net of taxes of R$0.0	(2,7)	—
Adjustments of and amortization of net actuarial loss and prior service cost, net of taxes of R$ 0.8 and R$ 0,4	7,0	10,3
Total other comprehensive income (loss), net of income taxes	83,4	(881,2)
Comprehensive (loss)	8,8	(1.017,8)
Less: comprehensive income (loss) attributable to noncontrolling interests	1,3	(3,6)
Comprehensive loss attributable to Avon	(10,1)	(1.021,4)

The accompanying notes are an integral part of these statements.

 5

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six Months Ended
(In Brazilian reais in millions)	June 30, 2019	June 30, 2018
Net loss	(201,7)	(201,5)
Other comprehensive income (loss):
Foreign currency translation adjustments	41,9	(643,7)
Unrealized (losses) on revaluation of long-term intercompany balances, net of taxes of R$0.0	(0,8)	(152,9)
Change in unrealized gains/losses on cash flow hedges, net of taxes of R$0.0	(10,0)	—
Adjustments of and amortization of net actuarial loss and prior service cost, net of taxes of R$1,2 and R$1,0	11,9	19,8
Total other comprehensive income (loss), net of income taxes	43,0	(776,9)
Comprehensive loss	(158,7)	(978,3)
Less: comprehensive loss attributable to noncontrolling interests	3,5	(5,9)
Comprehensive loss attributable to Avon	(155,2)	(984,2)

The accompanying notes are an integral part of these statements.

 6

AVON PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2018 (Audited) and June 30, 2019

(In Brazilian reais in millions)	June 30, 2019	December 31, 2018
Assets
Current Assets
Cash and cash equivalents	1.613,4	2.064,1
Accounts receivable, net	1.275,4	1.355,0
Inventories	1.975,9	2.100,1
Prepaid expenses and other	1.012,5	1.053,9
Assets held for sale	38,7	254,2
Total current assets	5.915,9	6.827,3
Property, plant and equipment, at cost	4.513,6	4.680,0
Less accumulated depreciation	(2.520,1)	(2.519,4)
Property, plant and equipment, net	1.993,5	2.160,6
Right-of-use assets	670,3	—
Goodwill	344,5	338,7
Deferred tax asset	797,9	823,8
Other assets	1.664,0	1.512,7
Total assets	11.386,1	11.663,1
Liabilities, Series C Convertible Preferred Stock and Shareholders’ Deficit
Current Liabilities
Debt maturing within one year	1.527,1	46,5
Accounts payable	2.614,3	3.163,8
Accrued compensation	360,6	331,3
Other accrued liabilities	1.671,2	1.748,7
Sales taxes and taxes other than income	444,5	402,6
Income taxes	44,8	61,6
Held for sale liabilities	—	44,2
Current liabilities of discontinued operations	69,4	—
Total current liabilities	6.731,9	5.798,7
Long-term debt	4.587,1	6.128,4
Long-term operating lease liability	554,9	—
Employee benefit plans	496,7	497,1
Long-term income taxes	540,0	527,7
Other liabilities	210,0	279,4
Total liabilities	13.120,6	13.231,3

Series C convertible preferred stock	1.934,1	1.906,8

Shareholders’ Deficit
Common stock	743,4	741,9
Additional paid-in capital	8.986,6	8.971,1
Retained earnings	8.570,2	8.817,7
Accumulated other comprehensive loss	(4.024,7)	(4.067,6)
Treasury stock, at cost	(17.971,7)	(17.967,8)
Total Avon shareholders’ deficit	(3.696,2)	(3.504,7)
Noncontrolling interests	27,6	29,8
Total shareholders’ deficit	(3.668,6)	(3.475,0)
Total liabilities, series C convertible preferred stock and shareholders’ deficit	11.386,1	11.663,1

 7

The accompanying notes are an integral part of these statements.

 8

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
(In Brazilian reais in millions)	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Cash Flows from Operating Activities
Net loss	(74,6)	(136,6)	(201,7)	(201,5)
Loss from discontinued operations, net of tax	(51,6)	—	(87,0)	—
Loss from continuing operations, net of tax	(23,0)	(136,6)	(114,7)	(201,5)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	62,1	76,8	139,9	144,2
Amortization	24,2	24,7	49,1	47,9
Provision for doubtful accounts	112,5	159,1	225,1	298,9
Provision for obsolescence	37,1	13,3	62,1	46,1
Share-based compensation	22,3	13,7	19,9	26,0
Foreign exchange losses (gains)	46,5	32,9	(28,0)	46,8
Deferred income taxes	(3,5)	(7,4)	28,0	(0,7)
Impairment loss on assets	52,0	—	51,0	—
Gain on sale of business / assets	(51,6)	—	(90,1)	—
Other	13,7	—	19,9	11,1
Changes in assets and liabilities:
Accounts receivable	(64,8)	(168,3)	(156,8)	(173,4)
Inventories	51,6	(152,5)	69,0	(345,7)
Prepaid expenses and other	(90,6)	5,9	58,3	5,9
Accounts payable and accrued liabilities	(184,0)	109,6	(810,2)	(265,6)
Income and other taxes	75,0	2,2	27,6	(1,0)
Noncurrent assets and liabilities	(51,6)	(11,8)	(70,2)	(9,0)
Net cash provided (used) by operating activities of continuing operations	27,9	(38,4)	(520,1)	(370,0)
Cash Flows from Investing Activities
Capital expenditures	(44,1)	(74,6)	(124,6)	(166,4)
Disposal of assets	1,6	2,2	3,1	4,9
Net proceeds from sale of business / assets	117,6	—	293,3	—
Other investing activities	—	(12,2)	—	(11,4)
Net cash provided (used) by investing activities of continuing operations	75,1	(84,6)	171,8	(172,9)
Cash Flows from Financing Activities
Debt, net (maturities of three months or less)	(104,3)	(51,7)	1,9	(36,1)
Repayment of debt	(1,2)	(878,9)	(1,2)	(827,3)
Repurchase of common stock	(4,3)	(1,8)	(4,2)	(11,1)
Other financing activities	—	(0,4)	(35,3)	(0,3)
Net cash used by financing activities of continuing operations	(109,8)	(932,8)	(38,8)	(874,8)
Cash Flows from Discontinued Operations
Net cash used by operating activities of discontinued operations	(18,0)	—	(17,6)	—
Net cash used by discontinued operations	(18,0)	—	(17,6)	—
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(12,2)	199,7	(31,3)	213,3
Net decrease in cash and cash equivalents, and restricted cash	(37,0)	(856,0)	(436,0)	(1.204,4)
Cash and cash equivalents, and restricted cash at beginning of period (1)	1.679,5	2.567,6	2.078,4	2.916,0
Cash and cash equivalents, and restricted cash at end of period (2)	1.642,5	1.711,6	1.642,4	1.711,6

 9

The accompanying notes are an integral part of these statements.

(1)	The balance at the beginning of the six month period ended June 30, 2019 includes cash and cash equivalents of R$14,2 classified as Held for sale assets in our Consolidated Balance Sheets at the end of the year in 2018

(2)	Includes restricted cash of R$29,1 related to the sale of Avon Manufacturing (Guangzhou), Ltd. at June 30, 2019. Refer to Note 4, Restricted Cash

 10

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(In Brazilian reais in millions, except per	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Noncontrolling
share data)	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Shares	Amount	Interests	Total
Balances at December 31, 2018	761,8	741,9	8.971,1	8.817,7	(4.067,7)	319,4	(17.967,8)	29,8	(3.474,9)
Net loss	—	—	—	(123,0)	—	—	—	(3,0)	(126,0)
Other comprehensive (loss) income	—	—	—		(40,8)	—	—	0,5	(40,3)
Dividends accrued - Series C convertible preferred stock	—	—	—	(23,3)	—	—	—	—	(23,3)
Exercise/ vesting/ expense of share-based compensation	1,3	1,1	(5,6)	—	—	—	—	—	(4,5)
Purchases and sales of noncontrolling interests, net of dividends paid of R$0.0	—	—	—	—	—	—	—	0,4	0,4
Balances at March 31, 2019	763,1	743,0	8.965,5	8.671,4	(4.108,5)	319,4	(17.967,8)	27,7	(3.668,7)
Net (loss) income	—	—	—	(76,2)	—	—	—	1,6	(74,6)
Other comprehensive income	—	—	—	—	83,8	—	—	(0,5)	83,4
Dividends accrued - Series C convertible preferred stock	—	—	—	(25,0)	—	—	—	—	(25,0)
Exercise/ vesting/ expense of share-based compensation	—	—	21,1	—	—	—	—	—	21,1
Repurchase of common stock	0,1	0,4	—	—	—	0,5	(3,9)	—	(3,5)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.1	—	—	—	—	—	—	—	(1,2)	(1,2)
Balances at June 30, 2019	763,2	743,4	8.986,6	8.570,2	(4.024,7))	319,9	(17.971,7)	27,6	(3.668,6)

The accompanying notes are an integral part of these statements.

 11

(In Brazilian reais in millions, except per	Common Stock		Additional	Retained	Accumulated Other	Treasury Stock		Noncontrolling
share data)	Shares	Amount	Paid-In Capital	Earnings	Comprehensive Loss	Shares	Amount	Interests	Total
Balances at December 31, 2017	758,7	739,7	8.925,50	9.118,90	(3.223,1)	318,4	(17.959,3)	34,1	(2.364,2)
Net loss	—	—	—	(65,8)	—	—	—	(2,6)	(68,4)
Revenue Recognition Cumulative catch up	—	—	—	(136)	—	—	—	—	(136,0)
Other comprehensive income	—	—	—	—	102,9	—	—	1,4	104,3
Dividends accrued - Series C convertible preferred stock	—	—	—	(19,5)	—	—	—	—	(19,5)
Exercise/ vesting/ expense of share-based compensation	2,2	1,9	8,1	(1,3)	—	(0,1)	2,9	—	11,7
Repurchase of common stock	—	—	—	—	—	0,9	(8,8)	—	(8,8)
Purchases and sales of noncontrolling interests, net of dividends paid of R$0.0	—	—	—	—	—	—	—	(0,6)	(0,6)
Balances at March 31, 2018	760,9	741,6	8.933,60	8.896,30	(3.120,2)	319,2	(17.965,2)	32,2	(2.481,6)
Net loss	—	—	—	(133,3)	—	—	—	(3,3)	(136,6)
Other comprehensive loss	—	—	—	—	(884,6)	—	—	3,5	(881,1)
Dividends accrued - Series C convertible preferred stock	—	—	—	(22,1)	—	—	—	—	(22,1)
Exercise/ vesting/ expense of share-based compensation	0,8	—	14,0	(1,5)	—	—	—	—	12,6
Repurchase of common stock	—	—	—	—	—	0,2	(1,8)	—	(1,8)
Balances at June 30, 2018	761,7	741,63	8.947,6	8.739,5	(4.004,8)	319,4	(17.967,0)	32,4	(3.510,7)

The accompanying notes are an integral part of these statements.

 12

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

1. ACCOUNTING POLICIES

Basis of Presentation

We prepare our unaudited interim Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States ("GAAP"). We consistently applied the accounting policies described in our 2018 Annual Report on Form 10-K (" 2018 Form 10-K") in preparing these unaudited interim Consolidated Financial Statements, other than those impacted by new accounting standards as described below. In our opinion, the unaudited interim Consolidated Financial Statements reflect all adjustments of a normal recurring nature that are necessary for a fair statement of the results for the interim periods presented. Results for interim periods are not necessarily indicative of results for a full year. You should read these unaudited interim Consolidated Financial Statements in conjunction with our Consolidated Financial Statements contained in our 2018 Form 10-K. When used in this report, the terms "Avon," "Company," "we" or "us" mean Avon Products, Inc.

For interim Consolidated Financial Statements purposes, we generally provide for accruals under our various employee benefit plans for each quarter based on one quarter of the estimated annual expense, and adjust these accruals as estimates are refined. In addition, our income tax provision is determined using an estimate of our consolidated annual effective tax rate, adjusted in the current period for discrete income tax items including:

•	the effects of significant, unusual or extraordinary pretax and income tax items, if any;
•	withholding taxes recognized associated with cash repatriations; and
•	the impact of loss-making subsidiaries for which we cannot recognize an income tax benefit and subsidiaries for which an effective tax rate cannot be reliably estimated.

Additions to the presentation basis

On May 22, 2019, an agreement was entered into between Avon Products Inc. (“Avon”), Natura Cosméticos S.A. (“Natura”), and other subsidiaries created for this transaction. This agreement stipulates the exchange of shares (all-share merger), which will result in the combination of Natura and Avon businesses (“Transaction”), pursuant Instruction n° 565/2015 of the Brazilian Securities Commission (“CVM”).

The consolidated interim financial information of Avon for the six-month period ended June 30, 2019 was prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) and presented in U.S. dollars (“US$”), reviewed by independent auditors without exceptions.

This financial information was prepared according to CVM Instruction n° 480/2009, as a result of the transaction mentioned above, which requires the presentation of consolidated interim financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), in reais (R$) and in Brazilian Portuguese. Therefore, this consolidated interim financial information may not be suitable for other purposes.

For this purpose, the consolidated interim financial information of Avon was translated into reais, which is the functional and presentation currency of Natura, as follows:

•	Translation at foreign exchange rates at the end of each period of asset and liability accounts.

•	Translation at average foreign exchange rates at each period of income and expense accounts a/nd cash flows.

•	Translation of the initial equity at the foreign exchange rate at January 31, 2015 (date of the first translation into reais). The translation of all subsequent changes is made using the average foreign exchange rates of each period.

•	The resulting translation adjustments are recognized in Other comprehensive income and, in the case of the Cash flows, in Foreign exchange gains (losses) on cash and cash equivalents.

Management concluded that the preparation of the consolidated interim financial information, including the level of disclosure made, in accordance with US GAAP, substantially meets the requirements established in the aforementioned instruction. Therefore, we present in Note 21 additional information: reconciliation of the differences between accounting practices describing the reconciliation of the differences between equity (deficit) and net loss of the financial statements expressed in reais, in accordance with US GAAP, and the adjusted equity (deficit) and net loss in accordance with IFRS.

Accounting Standards Implemented

Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which requires all assets and liabilities arising from leases to be recognized in our Consolidated Balance Sheets. We adopted this new accounting guidance effective January 1, 2019.

In July 2018, the FASB added an optional transition method which we elected upon adoption of the new standard. This allowed us to recognize and measure leases existing at January 1, 2019 without restating comparative information. In addition, we elected to apply the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification.

We determine if an arrangement is a lease at the lease commencement date. In addition to our lease agreements, we review all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating and finance leases is presented within right-of-use (ROU) asset and property, plant and equipment, respectively, on our Consolidated Balance Sheet. The short-term liability balance related to operating and finance leases is presented within other accrued liabilities on our Consolidated Balance Sheets. The long-term liability balance is presented within long-term operating lease liability and long-term debt on our Consolidated Balance Sheets for operating and finance leases, respectively.

The lease liability is recognized based on the present value of the remaining fixed or in-substance fixed lease payments discounted using our incremental borrowing rates. We use a specific incremental borrowing rate for our material leases, which is determined based on the geography and term of the lease. These rates are determined based on inputs provided by external banks and updated periodically. The lease liability includes the exercise of a purchase option only if we are reasonably certain to exercise as of the commencement date of the lease. The residual value guarantee amount is only included in the lease liability calculation to the extent payment is probable to the lessor as of the commencement of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or

 13

before the commencement date (i.e. prepaid rent) and initial direct costs incurred by Avon and excluding any lease incentives received from the Lessor.

Variable lease payments are payments to the lessor not included in the lease liability calculation. We define variable lease payments as payments made by Avon to the lessor for the right to use a leased asset that vary because of changes in facts or circumstances (such as changes in an index rate, volume, usage, etc.) occurring after the lease commencement date, other than predetermined contractual changes due to the passage of time (for example, predetermined rent increase amounts that are set out in the contract). Variable lease payments or charges are accounted for as incurred.

 14

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

The lease term for purposes of lease accounting may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option as of the commencement date of the lease. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. For finance leases, the Company amortizes the ROU asset on a straight-line basis and records interest expense on the lease liability created at lease commencement over the lease term.

We account for our lease and non-lease components as a single component for most of our asset classes, and therefore both are included in the calculation of lease liability recognized on the Consolidated Balance Sheets. However, for certain lease asset classes related to identified embedded leases we account for the lease and non-lease components separately, and therefore, the non-lease component is not included in the lease liability.

Leases with an initial term of twelve months or less are not recorded on the balance sheet; we recognize lease expense for these leases over their lease term. See Note 9, Leases, for further details.

ASU 2018-02, Income Statement - Reporting Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income , which permits entities to reclassify the disproportionate income tax effects of the 2017 enactment of U.S. tax reform legislation (the "Act") on items within accumulated other comprehensive income (loss) to retained earnings. We adopted this new accounting guidance effective January 1, 2019 and elected not to reclassify the disproportionate income tax effects of the Act from accumulated other comprehensive income (loss) to retained earnings.

Accounting Standards to be Implemented

ASU 2016-13, Financial Instruments - Credit Losses

In January 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which requires measurement and recognition of expected credit losses for financial assets held. We intend to adopt this new accounting guidance effective January 1, 2020. We are currently assessing the impact on our consolidated financial statements.

 15

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

2. DISCONTINUED OPERATIONS, ASSETS AND LIABILITIES HELD FOR SALE AND DIVESTITURES

Discontinued Operations

On December 17, 2015, the Company entered into definitive agreements with affiliates controlled by Cerberus Capital Management, L.P. ("Cerberus"). The agreements include an investment agreement providing for a  $435.0 (equivalent to R$1.699 in December, 2015)  investment by Cleveland Apple Investor L.P. ("Cerberus Investor") (an affiliate of Cerberus) in the Company through the purchase of perpetual convertible preferred stock (see Note 6, Related Party Transactions) and a separation and investment agreement providing for the separation of the Company's North America business, which represented the Company's operations in the United States, Canada and Puerto Rico, from the Company into New Avon LLC ("New Avon"), a privately-held company that is majority-owned and managed by Cerberus NA Investor LLC (an affiliate of Cerberus). These transactions closed on March 1, 2016.

The Company incurred costs during the three and six months ended June 30, 2019 following the resolution of certain contingent liabilities related to its ownership and operation of the North America business prior to its separation into New Avon. These costs are reported as discontinued operations related to New Avon.

The major classes of financial statement components comprising the loss on discontinued operations, net of tax for New Avon are shown below:

	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Selling, general and administrative expenses	51,6	87,0
Operating loss	(51,6)	(87,0)
Loss from discontinued operations, net of tax	(51,6)	(87,0)

There were no amounts recorded in discontinued operations for the three and six months ended June 30, 2018. See Note 5, Investment in New Avon, for additional information relating to New Avon.

Assets and Liabilities Held for Sale

The major classes of assets and liabilities comprising Held for sale assets and Held for sale liabilities on the Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018 are shown in the following table.

June 30, 2019
Current Held for sale assets
Property, Plant & Equipment (net)	38,7
38,7

 16

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

	December 31, 2018
	Avon Manufacturing (Guangzhou)	Rye Office	Malaysia Maximin	Total
Current held for sale assets
Inventories	33,7	—	—	33,7
Property, Plant & Equipment (net)	142,2	47,7	11,6	201,5
Cash and cash equivalents	14,3	—	—	14,3
Other assets	4,3	—	0,4	4,6
	194,5	47,7	12,0	254,2

Current held for sale liabilities
Accounts payable	33,3	—	—	33,3
Other liabilities	10,1	—	0,8	10,9
	43,4	—	0,8	44,2

During the second quarter of 2019, the Company, in line with the Open Up Avon strategy, identified two properties to be sold which met the held for sale criteria under ASC 360 as of June 30, 2019. The Company expects to close these transactions within the year.

Refer to Divestitures section below for the sale of Avon Manufacturing (Guangzhou), Rye Office and Malaysia Maximin.

Divestitures

Rye Office

On June 26, 2019, we completed the sale of the Rye office for a selling price of R$ 89,0, less expenses of approximately R$ 3,1, resulting in proceeds of R$ 85,9. These proceeds are presented as investing activities in the Consolidated Statement of Cash Flows.

In the second quarter of 2019, we recorded a gain on sale of R$ 38,0 before and after tax, which is reported separately in the Consolidated Statements of Operations. The gain recorded represents the difference between the proceeds and the carrying value of the Rye office on the date of sale. During the first quarter of 2019, we refined the calculation for the Held for sale assets which gave rise to an additional R$ 0,8 in assets.

Malaysia Maximin

On May 9, 2019, we completed the sale of all of the equity interests in Maximin Corporation Sdn Bhd ("Malaysia Maximin") for a total purchase price of R$29,9. The cash proceeds of R$ 29,1, net of expenses, are presented within investing activities in the Consolidated Statement of Cash Flows.

In the second quarter of 2019, we recorded a gain on sale of R$12,7 before tax, which is reported separately in the Consolidated Statements of Operations, and R$ 11,5 after tax. The gain recorded represents the difference between the proceeds and the carrying value of Malaysia Maximin on the date of sale. During the second quarter of 2019, we refined the calculation for the Held for sale assets which gave rise to an additional R$ 5,4 in assets.

China manufacturing

On February 15, 2019, we completed the sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., of all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. for a total purchase price of R$ 272,2 , less expenses of approximately R$ 4,2 . The purchase price included R$ 90,1 relating to outstanding intercompany loans payable to Avon Manufacturing (Guangzhou), Ltd. from other Avon subsidiaries, that was presented as financing activities in the Consolidated Statement of Cash Flows when settled in April 2019. The cash proceeds of R$ 177,9 , net of loan amounts, are presented as investing activities in the Consolidated Statement of Cash Flows, which includes R$ 29,1 of restricted cash as of June 30, 2019, refer to Note 4, Restricted Cash.

In the first quarter of 2019, we recorded a gain on sale of R$ 39,5 before tax, which is reported separately in the Consolidated Statements of Operations, and R$ 31,4 after tax, representing the difference between the proceeds, including the settlement of the intercompany loans, and the carrying value of Avon Manufacturing (Guangzhou), Ltd. on the date of sale.

 17

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

3. RESTRICTED CASH

Restricted cash is related to the sale of Avon Manufacturing (Guangzhou), Ltd. as described in Note 3, Discontinued Operations, Assets and Liabilities Held for Sale and Divestitures.

Restricted cash is subject to legal restrictions imposed by the Equity Purchase Agreement between TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd., Avon Asia Holdings Company and Avon Products (China) Co., Ltd. related to the sale of Avon Manufacturing (Guangzhou), Ltd. These deposits are not available for general use by the Company.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheet that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows for the six month period ended June 30, 2019 .

	June 30, 2019	December 31, 2018
Cash and cash equivalents	1.613,4	2.064,1
Long-term restricted cash (1)	29,1	—
Held for sale cash and cash equivalents	—	14,3
Cash and cash equivalents, and restricted cash at end of period per the statement of cash flows	1.642,5	2.078,4

(1) Long-term restricted cash is presented in other assets in our Consolidated Balance Sheets.

4. INVESTMENT IN NEW AVON

In connection with the separation of the Company's North America business, which closed on March 1, 2016, the Company retained a 19,9% ownership interest in New Avon, a privately-held company that is majority-owned and managed by an affiliate of Cerberus.

Our recorded investment balance in New Avon at June 30, 2019 and December 31, 2018 was zero .

In April 2019, we signed an agreement with LG Household & Health Care Ltd. to sell our 19,9% ownership interest in New Avon.

LG Household & Health Care Ltd. will acquire all of the interests of New Avon for R$ 479,3 in cash, of which Avon will receive R$95,5 in cash for our 19,9% share. The closing is expected to occur during the third quarter of 2019.

In the second quarter of 2019 we incurred costs relating to this transaction of R$ 3,8 .

 18

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

5. RELATED PARTY TRANSACTIONS

The following tables present the related party transactions with New Avon, affiliates of Cerberus and the Instituto Avon in Brazil. There are no other related party transactions. New Avon is majority-owned and managed by Cerberus. See Note 5, Investment in New Avon for further details.

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Statement of Operations Data
Revenue from sale of product to New Avon (1)	14,5	26,2	32,6	45,1
Gross profit from sale of product to New Avon (1)	—	1,5	0,4	2,4

Cost of sales for purchases from New Avon (2)	3,1	2,6	5,8	4,2

Selling, general and administrative expenses related to New Avon:
Transition services, intellectual property, technical support and innovation and subleases (3)	(0,4)	(1,8)	(0,8)	(12,8)
Project management team (4)	8,2	0,7	13,0	2,8
Net reduction of selling, general and administrative expenses	7,8	(1,1)	12,2	(10,0)

Interest income from Instituto Avon (5)	0,4	—	0,4	—

	June 30, 2019	December 31, 2018
Balance Sheet Data
Inventories (6)	0,8	1,2
Receivables due from New Avon (7)	11,5	27,1
Receivables due from Instituto Avon (5)	12,6	12,4
Payables due to New Avon (8)	3,8	0,8
Payables due to an affiliate of Cerberus (9)	15,7	2,3

(1) The Company supplies product to New Avon as part of a manufacturing and supply agreement.

(2) New Avon supplies product to the Company as part of the same manufacturing and supply agreement noted above. The Company purchased R$ 2,3 and R$ 1,8 from New Avon associated with this agreement during the three months ended June 30, 2019 and 2018 , respectively, and recorded R$ 3,1 and R$ 2,6 associated with these purchases within cost of sales in our Consolidated Statement of Operations during the three months ended June 30, 2019 and 2018 , respectively. The Company purchased R$ 5,4 and R$ 4,2 from New Avon associated with this agreement during the six months ended June 30, 2019 and 2018 , respectively, and recorded R$ 5,8 and R$ 4,2 associated with these purchases within cost of sales in our Consolidated Statement of Operations during the six months ended June 30, 2019 and 2018 , respectively.

(3) The Company also entered into a transition services agreement to provide certain services to New Avon, which expired on October 31, 2018, as well as an intellectual property ("IP") license agreement, an agreement for technical support and innovation and sublease for office space. The net amounts recorded within selling, general and administrative expenses generally represent a recovery of the related costs.

(4) The Company also entered into agreements with an affiliate of Cerberus, which provide for the secondment of Cerberus affiliate personnel to the Company's project management team responsible for assisting with the execution of the implementation of the Company’s strategic initiatives. The Company recorded net cost of R$ 8,2 and R$ 0,7 in selling, general and administrative expenses associated with these agreements during the three months ended June 30, 2019 and 2018 , respectively, and recorded R$ 13,0 and R$ 27,7 in selling, general and administrative expenses associated with these agreements during the six months ended June 30, 2019 and 2018 , respectively. See Note 15, Restructuring Initiatives for additional information related to the Company's strategic initiatives.

(5) During the second quarter of 2018, the Company entered into an agreement to loan the Instituto Avon, an independent non-government charitable organization in Brazil, R$ 12 million (Brazilian real) for an unsecured 5 -year term at a fixed interest rate of 7% per annum, to be paid back in 5 equal annual installments. The Instituto Avon was created by an Avon subsidiary in Brazil,

 19

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

with the board and executive team comprised of Avon Brazil management. The purpose of the loan is to provide the Instituto Avon with the means to donate funds to Fundação Pio XII (a leading cancer prevention and treatment organization in Brazil and owner of the Hospital do Câncer de Barretos), in order to invest in equipment with the objective of expanding breast cancer prevention and treatment.

(6) Inventories relate to purchases from New Avon, associated with the manufacturing and supply agreement, which have not yet been sold, and were classified within inventories in our Consolidated Balance Sheets.

(7) The receivables due from New Avon relate to the agreements for transition services, the IP license agreement, technical support and innovation and subleases for office space, as well as the manufacturing and supply agreement, and were classified within prepaid expenses and other in our Consolidated Balance Sheets.

(8) The payables due to New Avon relate to the manufacturing and supply agreement and were classified within other accrued liabilities in our Consolidated Balance Sheets.

(9) The payables due to an affiliate of Cerberus relate to the agreement for the project management team, and were classified within other accrued liabilities in our Consolidated Balance Sheets.

In addition, the Company also issued standby letters of credit to the lessors of certain equipment, a lease for which was transferred to New Avon in connection with the separation of the Company's North America business. As of June 30, 2019, the Company has a liability of R$ 3,1 for the estimated value of such standby letters of credit.

Series C Preferred Stock

On March 1, 2016, the Company issued and sold to Cerberus Investor 435.000 shares of newly issued series C preferred stock for an aggregate purchase price of $435.0. Cumulative preferred dividends accrue daily on the series C preferred stock at a rate of 1,25% per quarter. The series C preferred stock had accrued unpaid dividends of R$ 299,1 as of June 30, 2019 . Series C convertible preferred stock and accrued dividends of R$ 1.935,1 on the Consolidated Balance Sheet at June 30, 2019 is stated net of R$ 33,3 of costs incurred in connection with the issuance of the Series C convertible preferred stock in 2016. There were no dividends declared in the six months ended June 30, 2019 and 2018.

 20

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

6. REVENUE

Disaggregation of revenue

In the following table, revenue is disaggregated by product or service type. All revenue is recognized at a point in time when control of a product is transferred to a customer:

	Three Months Ended June 30, 2019
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	533,6	508,2	194,9	114,4	1.351,1	—	1.351,1
Fragrance	483,6	447,2	178,1	75,0	1.183,9	—	1.183,9
Color	320,3	260,5	82,8	42,6	706,2	—	706,2
Total Beauty	1.337,5	1.216,0	455,8	232,0	3.241,2	—	3.241,3
Fashion & Home:
Fashion	215,6	161,3	77,7	155,5	610,1	—	610,1
Home	25	242,2	183,6	28,9	479,7	—	479,7
Total Fashion & Home	240,6	403,5	261,3	184,4	1.089,8	—	1.089,8
Product sales	1.578,1	1.619,5	717,2	416,4	4.331,0	—	4.331,0
Representative fees	82	112,5	39,8	6,6	241,0	—	241,0
Other	0,4	(1,6)	—	0,4	(0,8)	17,6	16,8
Other revenue	82,4	110,9	39,8	7,0	240,2	17,6	257,8
Total revenue	1.660,5	1.730,4	757,0	423,4	4.571,2	17,6	4.588,80

	Three Months Ended June 30, 2018
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	569,9	531,2	161,7	111,8	1.374,6	8,5	1.383,1
Fragrance	530,8	485,4	193,4	74,2	1.283,8	2,6	1.286,4
Color	362,1	297,5	76,8	47,6	784,0	5,2	789,2
Total Beauty	1.462,8	1.314,1	431,9	233,6	3.442,4	16,3	3.458,7
Fashion & Home:
Fashion	269,1	184,2	83,1	150,2	686,6	4,8	691,4
Home	28,1	267,6	208,9	27,7	532,3	1,5	533,8
Total Fashion & Home	297,2	451,8	292,0	177,9	1.218,9	6,3	1.225,2
Product sales	1.760,0	1.765,9	723,9	411,5	4.661,3	22,6	4.683,9
Representative fees	87,5	129,9	41,3	5,5	264,2	1,8	266,0
Other	0,7	9,6	0,0	0,4	10,7	29,6	40,3
Other revenue	88,2	139,5	41,3	5,9	275,0	31,4	306,3
Total revenue	1.848,2	1.905,4	765,2	417,4	4.936,2	54,0	4.990,2

 21

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

	Six Months Ended June 30, 2019
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	1.057,1	984,6	384,2	239,6	2.665,5	—	2.665,5
Fragrance	988,1	815,9	358,9	141,9	2.304,8	—	2.304,8
Color	674,4	486,6	165,3	92,4	1.418,7	—	1.418,7
Total Beauty	2.719,6	2.287,1	908,4	473,9	6.389,0	—	6.389,0
Fashion & Home:
Fashion	443,6	307,1	161,0	317,1	1.228,8	—	1.228,8
Home	57,1	468,5	334,7	52,9	913,2	—	913,2
Total Fashion & Home	500,7	775,6	495,7	370,0	2.142,0	—	2.142,0
Product sales	3.220,3	3.062,7	1.404,1	843,9	8.531,0	—	8.531,1
Representative fees	166,8	223,5	77,8	13,4	481,5	—	481,6
Other	1,5	2,3	0,0	0,4	4,2	38,3	42,5
Other revenue	168,3	225,8	77,8	13,8	485,7	38,3	524,1
Total revenue	3.388,6	3.288,5	1.481,9	857,7	9.016,9	38,3	9.055,2

	Six Months Ended June 30, 2018
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	1.122,8	990,7	313,8	213,6	2.640,9	24,3	2.665,2
Fragrance	1.064,5	866,9	367,6	134,2	2.433,2	10,1	2.443,3
Color	758,7	560,0	144,2	90,5	1.553,4	16,3	1.569,7
Total Beauty	2.946,0	2.417,6	825,6	438,3	6.627,5	50,7	6.678,2
Fashion & Home:
Fashion	529,1	334,3	156,4	278,8	1.298,6	10,4	1.309,0
Home	58,6	500,7	339,5	50,3	949,1	4,5	953,6
Total Fashion & Home	587,7	835,0	495,9	329,1	2.247,7	14,9	2.262,6
Product sales	3.533,7	3.252,6	1.321,5	767,4	8.875,2	65,6	8.940,8
Representative fees	172,3	247,9	75,6	10,7	506,6	6,6	513,2
Other	1,0	12,8	—	0,3	14,2	51,5	65,7
Other revenue	173,3	260,7	75,6	11,1	520,8	58,1	578,9
Total revenue	3.707,0	3.513,3	1.397,1	778,4	9.396,0	123,1	9.519,7

Contract balances

The timing of revenue recognition generally is different from the timing of a promise made to a Representative. As a result, we have contract liabilities, which primarily relate to the advance consideration received from Representatives prior to transfer of the

 22

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

related good or service for material rights, such as loyalty points and status programs, and are primarily classified within other accrued liabilities (with the long-term portion in other liabilities) in our Consolidated Balance Sheets.

Generally, we record accounts receivable when we invoice a Representative. In addition, we record an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances, including seasonality and changing trends. The allowance for doubtful accounts is reviewed for adequacy, at a minimum, on a quarterly basis. We generally have no detailed information concerning, or any communication with, any ultimate consumer of our products beyond the Representative. We have no legal recourse against the ultimate consumer for the collection of any accounts receivable balances due from the Representative to us. If the financial condition of the Representatives were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

The following table provides information about receivables and contract liabilities from contracts with customers at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Accounts receivable, net of allowances of R$ 276 and R$ 360	1.275,4	1.355,0
Contract liabilities	213,5	327,0

The contract liability balances relate to certain material rights (loyalty points, status program and prospective discounts). During the six months ended June 30, 2019, we recognized R$ 243,1 of revenue related to the contract liability balance at the beginning of the six month period ended June 30, 2019, as the result of performance obligations satisfied. In addition, we deferred an additional R$ 132,3 related to certain material rights granted during the period, for which the performance obligations are not yet satisfied. Of the amount deferred during the period, substantially all will be recognized within a year, with the significant majority to be captured within a quarter. The remaining movement in the contract liability balance is attributable to foreign exchange differences arising on the translation of the balance as at June 30, 2019 as compared with December 31, 2018.

Contract costs

Incremental costs to obtain contracts, such as bonuses or commissions, are recognized as an asset if the entity expects to recover them. However, ASC 340-40, Other Assets and Deferred Costs , offers a practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. We elected the practical expedient and expense costs to obtain contracts when incurred because our amortization period is one year or less.

Costs to fulfill contracts with Representatives are comprised of shipping and handling (including order processing) and payment processing services, which are expensed as incurred. The fees for these services are included in the transaction price.

7. INVENTORIES

Components of Inventories	June 30, 2019	December 31, 2018
Raw materials	577,9	611,4
Finished goods	1.398,0	1.488,7
Total	1.975,9	2.100,1

 23

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

8. LEASES

We have operating and finance leases for corporate and market offices, warehouses, automotive and other equipment. Some of our leases may include options to extend or terminate the lease. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

	Classification	June 30, 2019	January 1, 2019
Assets
Operating right-of-use assets	Right-of-use asset	670,3	726,5
Finance right-of-use assets	Property, Plant and Equipment	11,5	12,4
Total right-of-use assets		681,8	738,9

Liabilities
Current
Operating lease liabilities	Other accrued liabilities	167,9	175,9
Finance lease liabilities	Other accrued liabilities	4,6	4,3
Total current lease liabilities		172,5	180,2

Noncurrent
Operating lease liabilities	Long-term operating lease liability	554,9	604,1
Finance lease liabilities	Long-term debt	6,9	7,4
Total noncurrent lease liabilities		561,8	611,5

Total lease liability		734,3	791,7

The table below shows the lease income and expenses recorded in the Consolidated Statement of Operations incurred during the three and six months ended June 30, 2019 .

		Three months ended June 30,	Six months ended June 30,
Lease Costs	Classification	2019	2019
Operating lease cost (1)	Selling, general and administrative expenses	64,8	127,7
Finance lease cost
Amortization of right-of-use assets	Selling, general and administrative expenses	1,6	3,5
Interest on lease liabilities	Interest Expense	0,4	0,8
Short-term leases costs	Selling, general and administrative expenses	3,1	7,3
Sublease income (2)	Selling, general and administrative expenses	(10,2)	(22,2)
Net lease cost		59,7	117,1

(1) Includes variable lease costs which are immaterial. These are presented in selling, general and administrative expenses in our Consolidated Statements of Operations.

(2) Sublease portfolio consists of the sublease of our previous principal executive office located at 777 Third Avenue, New York, NY.

 24

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

The maturity analysis of the finance and operating lease liabilities is reflected below. This table also reflects the reconciliation of the undiscounted cash flows to the discounted finance and operating lease liabilities as recognized in the June 30, 2019 Consolidated Balance Sheet:

Maturity of Lease Liabilities	Operating Leases	Finance Leases	Total
2019	117,6	2,7	120,3
2020	202,3	4,6	206,9
2021	166,7	3,1	169,8
2022	139,9	1,9	141,8
2023	93,1	0,4	93,5
2024	65,5	-	65,5
Thereafter	105,8	-	105,8
Total lease payments	890,9	12,7	903,6
Less: Interest	168,2	1,1	169,4
Present value of lease liabilities	722,7	11,6	734,2

At December 31, 2018 our operating and finance lease obligations by due dates were as follows:

Maturity of Lease Liabilities	Operating Leases	Finance Leases	Total
2019	216,1	4,2	220,4
2020	161,0	2,3	163,3
2021	135,3	1,5	136,8
2022	119,2	0,8	119,9
2023	85,8	0,4	86,2
Thereafter	179,7	0,4	180,1
Total lease payments (1)	897,1	9,6	906,7

(1) Total lease payments of R$ 906,7 represent undiscounted cash flows and therefore do not reconcile to the total discounted lease liability of R$ 782,9 at January 1, 2019 shown above.

The Company has calculated the weighted-average remaining lease term, presented in years below, and the weighted-average discount rate for our operating and finance lease population. As noted in our lease accounting policy (See Note 1, Accounting Policies), the Company uses the incremental borrowing rate as the lease discount rate.

Lease Term and Discount Rate	June 30, 2019
Weighted-average remaining lease term (years)
Operating leases	19,16
Finance leases	10,73
Weighted-average discount rate
Operating leases	8,5%
Finance leases	11,4%

The table below sets out the classification of lease payments in the Consolidated Statement of Cash Flows. The right-of-use assets obtained in exchange for new finance and operating lease liabilities represent the new operating and finance leases entered into during the three and six months ended June 30, 2019 .

 25

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

Other Information	Three months ended June 30, 2019	Six months ended June 30, 2019
- Operating Cash Flows From Operating Leases	(61,7)	(123,1)
- Financing Cash Flows From Finance Leases	(1,2)	(2,7)
Cash Paid For Amounts Included In Measurement of Liabilities	(62,9)	(125,8)

Right-of-use Assets Obtained In Exchange For New Finance Liabilities	(0,4)	(3,5)
Right-of-use Assets Obtained In Exchange For New Operating Liabilities	(31,2)	(76,7)

9. EMPLOYEE BENEFIT PLANS

	Three Months Ended June 30,
	Pension Benefits
Net Periodic Benefit Costs	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2019	2018	2019	2018	2019	2018
Service cost (1)	2,0	3,3	3,9	4,4	—	—
Interest cost	2,3	2,2	14,8	14,8	1,2	1,1
Expected return on plan assets	(3,1)	(3,0)	(30,1)	(30,3)	—	—
Amortization of prior service credit	—	—	—	—	—	(0,4)
Amortization of net actuarial losses	2,7	4,8	5,1	6,6	—	—
Net periodic benefit costs (1)	3,9	7,3	(6,3)	(4,5)	1,2	0,7

	Six Months Ended June 30,
	Pension Benefits
Net Periodic Benefit Costs	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2019	2018	2019	2018	2019	2018
Service cost	3,8	6,2	7,7	8,3	-	0,3
Interest cost	4,6	4,2	29,5	28,4	2,3	2,1
Expected return on plan assets	(6,1)	(5,5)	(59,8)	(57,6)	-	-
Amortization of prior service credit	-	-	-	-	-	(0,7)
Amortization of net actuarial losses	5,4	9,0	10,0	12,5	-	-
Settlements/curtailments	-	-	0,4	-	-	-
Net periodic benefit costs (1)	7,7	13,9	(12,2)	(8,4)	2,3	1,7

(1) Service cost is presented in selling, general and administrative expenses in our Consolidated Statements of Operations. The components of net periodic benefit costs other than service cost are presented in other expense, net in our Consolidated Statements of Operations.

During the six months ended June 30, 2019, we made less than R$ 4 of contributions to the U.S. and contributions of R$ 8 to the non-U.S. defined benefit pension and postretirement benefit plans, respectively. During the remainder of 2019, we anticipate contributing approximately R$ 0 to R$ 19 and approximately R$ 0 to R$ 19 to fund our U.S. and non-U.S. defined benefit pension and postretirement benefit plans, respectively.

10. CONTINGENCIES

Brazilian Tax Assessments

In December 2012, our Brazilian subsidiary, Avon Industrial LTDA (Avon Brazil Manufacturing) received an excise tax (IPI) assessment for the year 2008. The assessment totals approximately R$ 1.203, including penalties and accrued interest. As in prior IPI cases that have been resolved in Avon’s favor, this assessment asserts that the establishment in 1995 of separate manufacturing and distribution companies in Brazil was done without a valid business purpose and that Avon Brazil Manufacturing did not observe minimum pricing rules to define the taxable basis of excise tax. The structure adopted in 1995 is comparable to that used by many

 26

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2012 IPI assessment is unfounded.

These matters are being vigorously contested. In July 2013, the 2012 IPI assessment was upheld at the first administrative level and we appealed this decision to the second administrative level. On April 18, 2018, Avon received official notification that the second administrative level has issued a partially favorable and partially unfavorable decision. In this decision, the original assessment was reduced by approximately R$253 (including associated penalty and interest), subject to Federal Revenue appeal. The remaining R$ 950 of the assessment was upheld at the second administrative level. On April 20, 2018, we appealed this decision in the third administrative level where the matter remains pending resolution.

On October 3, 2017, Avon Brazil Manufacturing received a new tax assessment notice regarding IPI for 2014 on grounds similar to the 2012 assessment. The 2017 IPI assessment totals approximately R$ 931, including penalties and accrued interest. On April 2, 2018, Avon was notified of an unfavorable decision at the first administrative level. On February 25, 2019, this IPI assessment was upheld at the second administrative level and on April 11, 2019 we appealed this decision to the third administrative level. The structure adopted in 1995 is comparable to that used by many other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2017 IPI assessment is unfounded.

In the event that the 2012 and the 2017 IPI assessments are upheld in the third and final administrative level, it may be necessary for us to provide monetary security to pursue further appeals in the judicial levels, which, depending on the circumstances, may result in a charge to earnings and an adverse effect on the Company's Consolidated Statements of Cash Flows. It is not possible to reasonably estimate the likelihood or potential amount of assessments that may be issued for subsequent periods (tax years up through 2010 are closed by statute). We believe that the 2012 and the 2017 IPI assessments are unfounded, however, based on the likelihood that these will be upheld, we assess the risks as disclosed above as reasonably possible. At June 30, 2019, we have not recognized a liability for the 2012 or 2017 IPI assessments.

Brazil IPI Tax on Cosmetics

Separate from the tax assessments received by Avon Brazil Manufacturing, Avon Cosmeticos LTDA (Avon Brazil) is involved in litigation related to an executive decree issued in May 2015. This decree increased the amount of IPI taxes that are to be remitted by Avon Brazil to the taxing authority on the sales of cosmetic products. Avon Brazil filed an objection to this IPI tax increase on the basis that it is not constitutional. In December 2016, Avon Brazil received a favorable decision from the Federal District Court regarding this objection. This decision has been appealed by the tax authorities.

From May 2015 through April 2016, Avon Brazil remitted the taxes associated with this IPI tax increase into a judicial deposit which would be remitted to the taxing authorities in the event that we are not successful in our objection to the tax increase. In May 2016, Avon Brazil received a favorable preliminary decision on its objection to the tax and was granted a preliminary injunction. As a result, beginning in May 2016, Avon Brazil was no longer required to remit the taxes associated with IPI into a judicial deposit. On June 12, 2018, we received a decision authorizing Avon to withdraw the amount held as a judicial deposit, substituting it by letter of guarantee, which was presented. On June 29, 2018, the tax authorities presented an appeal against that decision. On July 30, 2018, the funds were received in our bank account. As of September 30, 2018, due in part to recent judicial decisions across the industry and other developments, we concluded, supported by the opinion of legal counsel, that the Executive Decree is unconstitutional. We therefore assessed the IPI tax under ASC 450, Contingencies and determined that the risk of loss is reasonably possible but not probable. Accordingly, we released the associated liability as of September 30, 2018 of approximately R$ 718 and ceased accruing the IPI taxes from October 1, 2018. The liability had been classified within long-term sales taxes and taxes other than income in our Consolidated Balance Sheet, and the release was recorded in product sales and other (income) expense, net in the amounts of approximately R$ 618 and approximately R$ 99 , respectively, in our Consolidated Income Statements for the quarter ended September 30, 2018.

An unfavorable ruling to our objection of this IPI tax increase would have an adverse effect on the Company's Consolidated Income Statements and Consolidated Statements of Cash Flows as Avon Brazil would have to remit the reasonably possible amount of R$ 988 to the taxing authorities (including the judicial deposit that was returned to us on July 30, 2018). We are not able to reliably predict the timing of the outcome of our objection to this tax increase.

A favorable judicial ruling to our objection of this IPI tax would also have an adverse effect on the Company's Consolidated Statements of Cash Flows as Avon Brazil would have to remit all or a portion of the associated income tax liability to the taxing authorities. The Company is accruing a tax reserve, which amounts to approximately R$ 307 at June 30, 2019. This reserve would be settled on final adjudication of the law through a combination of cash and use of deferred tax assets.

 27

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

Talc-Related Litigation

The Company has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Company’s products, were designed to contain asbestos. As of June 30, 2019, there were 118 individual cases pending against the Company. During the three months ended June 30, 2019, nine new cases were filed and nine cases were dismissed, settled, or otherwise resolved. The value of our settlements in this area thus far has not been material, either individually or in the aggregate. Additional similar cases arising out of the use of the Company's talc products are reasonably anticipated.

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Company has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict any overall trends in the outcome of the cases pending against the Company, and we are only able to make a reasonable estimate for a small number of individual cases that have advanced to the later stages of legal proceedings.  Any accruals currently recorded on the Company’s balance sheet with respect to these individual cases are not material.  Other than these accruals, we are at this time unable to estimate our reasonably possible or probable losses.  However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

Brazilian Labor-Related Litigation

On an ongoing basis, the Company is subject to numerous and diverse labor-related lawsuits filed by employees in Brazil. These cases are assessed on an aggregated and ongoing basis based on historical outcomes of similar cases. The claims made are often for significantly larger sums than have historically been paid out by the Company. Our practice continues to be to recognize a liability based on our assessment of historical payments in similar cases. Our best estimate of the probable loss for such current cases at June 30, 2019 is approximately R$ 46 and, accordingly, we have recognized a liability for this amount.

Shareholder Litigation

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the United States District Court for the Southern District of New York against the Company and certain former officers of the Company.  On June 3, 2019, the court appointed a lead plaintiff and class counsel. The complaint was subsequently amended on June 28, 2019 and recaptioned “In re Avon Products, Inc. Securities Litigation” on July 8, 2019. The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1, 2017, inclusive.  The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil.  On July 26, 2019 we filed a motion to dismiss. In light of the early stage of the litigation, we are unable to predict the outcome of this matter and are unable to assess the likelihood of loss or to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome.

Other Matters

Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In management's opinion, based on its review of the information available at this time, the total cost of resolving such other contingencies at June 30, 2019, is not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

 28

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The tables below present the changes in AOCI by component and the reclassifications out of AOCI for the three months ended June 30, 2019 and 2018:

Three Months Ended June 30, 2019	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits		Investment in New Avon	Total
Balance at March 31, 2019	(3.732,0)	(5,6)	(17,1)	(367,4)		13,5	(4.108,5)
Other comprehensive loss other than reclassifications	79,5	(3,9)	0	0	-	0	75,6
Reclassifications into earnings:
Derivative losses on cash flow hedges, net of tax of R$ 0,0	0,0	1,2	0,0	0,0	-	0,0	1,2
Amortization of net actuarial loss and prior service cost, net of tax of R$ 0,8 (1)	0,0	0,0	0,0	7,0		0,0	7,0
Total reclassifications into earnings	0,0	1,2	0,0	7,0		0,0	8,2
Balance at June 30, 2019	(3.652,5)	(8,3)	(17,1)	(360,4)		13,5	(4.024,7)

Three Months Ended June 30, 2018	Foreign Currency Translation Adjustments	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at March 31, 2018	(2.792,1)	(15,1)	(325,0)	11,9	(3.120,2)
Other comprehensive income other than reclassifications	(894,8)	—	—	—	(894,9)
Reclassifications into earnings:
Amortization of net actuarial loss and prior service cost, net of tax of R$ 0,4 (1)	—	—	10,3	—	10,3
Total reclassifications into earnings	—	—	10,3	—	10,3
Balance at June 30, 2018	(3.686,9)	(15,1)	(314,7)	11,9	(4.004,8)

Six Months Ended June 30, 2019	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2018	(3.695,8)	2,0	(17,0)	(370,3)	13,4	(4.067,7)
Other comprehensive loss other than reclassifications	41,0	(13,0)	—	—	—	28,0
Reclassifications into earnings:
Derivative losses on cash flow hedges, net of tax of R$ 0.0	—	3,1	—	—	—	3,1
Amortization of net actuarial loss and prior service cost, net of tax of R$ 1,2 (1)	—	—	—	11,9	—	11,9
Total reclassifications into earnings	—	3,1	—	11,9	—	15,0
Balance at June 30, 2019	(3.654,8)	(7,9)	(17,0)	(358,4)	13,4	(4.024,7)

 29

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

Six Months Ended June 30, 2018:	Foreign Currency Translation Adjustments	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2017	(2.886,9)	(15,0)	(333,0)	11,8	(3.223,1)
Other comprehensive income other than reclassifications	(801,5)	—	—	—	(801,5)
Reclassifications into earnings:
Amortization of net actuarial loss and prior service cost, net of tax of $ 1,0 (1)	—	—	19,8	—	19,8
Total reclassifications into earnings	—	—	19,8	—	19,8
Balance at June 30, 2018	(3.688,4)	(15,0)	(313,2)	11,8	(4.004,8)

(1) Gross amount reclassified to other expense, net in our Consolidated Statements of Operations, and related taxes reclassified to income taxes in our Consolidated Statements of Operations.

Foreign exchange net losses of R$ 9,0 and R$ 35,4 for the three months ended June 30, 2019 and 2018 , respectively, and foreign exchange net losses of R$ 2,7 and R$ 12,8 for the six months ended June 30, 2019 and 2018, respectively, resulting from the translation of actuarial losses and prior service cost recorded in AOCI, are included in foreign currency translation adjustments in our Consolidated Statements of Comprehensive Loss.

12. SEGMENT INFORMATION

We determine segment profit by deducting the related costs and expenses from segment revenue. Segment profit includes an allocation of global marketing and digital expenses based on actual revenues. Segment profit excludes global expenses other than the allocation of marketing and digital, costs to implement ("CTI") restructuring initiatives (see Note 15, Restructuring Initiatives), certain significant asset impairment charges, and other expenses, which are not allocated to a particular segment, if applicable. This is consistent with the manner in which we assess our performance and allocate resources.

Summarized financial information concerning our reportable segments was as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
Total Revenue	2019		2018	2019	2018
Europe, Middle East & Africa	R$	1.660,5	1.848,2	3.388,7	3.707,1
South Latin America	1.730,4		1.905,1	3.288,6	3.513,3
North Latin America	757		765,2	1.481,9	1.397,1
Asia Pacific	423,4		417,5	857,7	778,5
Total revenue from reportable segments	4.571,3		4.936,0	9.016,9	9.396,0
Other operating segments and business activities (1)	17,5		54,2	38,3	123,7
Total revenue		4.588,8	4.990,2	9.055,2	9.519,7

 30

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
Operating Profit	2019	2018	2019	2018
Segment Profit
Europe, Middle East & Africa	230,5	274,6	453,2	516,0
South Latin America	254,7	203,8	341,2	285,7
North Latin America	74,6	70,1	136,5	138,0
Asia Pacific	42,2	26,9	105,4	61,4
Total profit from reportable segments	602,0	575,4	1.036,3	1.001,1
Other operating segments and business activities (1)	2,0	(2,2)	4,2	5,5
Unallocated global expenses	(255,1)	(290,1)	(492,3)	(547,1)
CTI restructuring initiatives	(178,5)	(87,5)	(380,4)	(120,0)
Other expenses (2)	(51,2)	—	(65,9)	—
Operating profit	119,1	195,6	101,9	339,5

(1) Other operating segments and business activities include markets that have been exited. Effective in the first quarter of 2018, given that we exited Australia and New Zealand during 2018, the results of Australia and New Zealand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in the Asia Pacific segment. Other operating segments and business activities also include revenue from the sale of products to New Avon since the separation of the Company's North America business into New Avon on March 1, 2016 and ongoing royalties from the licensing of our name and products.

(2) Other expenses includes primarily professional fees incurred in relation to the Natura transaction, and other impairment losses on assets.

13. SUPPLEMENTAL BALANCE SHEET INFORMATION

At June 30, 2019 and December 31, 2018, prepaid expenses and other included the following:

Components of Prepaid Expenses and Other	June 30, 2019	December 31, 2018
Prepaid taxes and tax refunds receivable	594,0	561,8
Receivables other than trade	203,9	268,1
Prepaid brochure costs, paper and other literature	52,1	57,7
Other	162,5	166,2
Prepaid expenses and other	1.012,5	1.053,9

At June 30, 2019 and December 31, 2018, other assets included the following:

Components of Other Assets (1)	June 30, 2019	December 31, 2018
Net overfunded pension plans	366,0	341,4
Capitalized software	325,7	346,0
Judicial deposits	286,6	287,1
Long-term receivables	347,2	283,6
Trust assets associated with supplemental benefit plans	145,2	143,4
Tooling (plates and molds associated with our beauty products)	47,9	48,8
Other	145,4	62,4
Other assets	1.664,0	1.512,7

(1) Deferred tax asset balance as of June 30, 2019 and December 31, 2018 is presented separately in the Consolidated Balance sheet.

 31

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

14. RESTRUCTURING INITIATIVES

Transformation Plan and Open Up Avon

Open Up Avon

In September 2018, we initiated a new strategy in order to return Avon to growth ("Open Up Avon"). The Open Up Avon strategy is integral to our ability to return Avon to growth, built around the necessity of incorporating new approaches to various elements of our business, including increased utilization of third-party providers in manufacturing and technology, a more fit for purpose asset base, and a focus on enabling our Representatives to more easily interact with the company and achieve relevant earnings. The commercial elements of the strategy were developed to help increase Representative earnings and thereby retention. Elements of the Representative strategy include improvements in service functions, increased training on utilization of digital tools to expand her consumer reach, product bundling and regimens designed to help improve her earnings opportunity and sharper more targeted product innovation to drive brand relevancy. Cost savings under this plan are targeted as annualized cost savings of approximately R$ 1.533 by 2021, and expected to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. In January 2019, we announced significant advancements in this strategy, including a structural reset of inventory processes and a reduction in global workforce. The structural reset of inventory will result in lower operational and ongoing obsolescence costs. Over the longer term, it will result in a more concentrated focus on high-turn, higher margin products, driving greater earnings for Representatives due to lessened discount pressure and enhanced service levels. The structural reset resulted in an incremental one-off inventory obsolescence expense of R$ 324 recognized at December 31, 2018. In addition, the global workforce will be reduced in 2019 by approximately 10% to align with ongoing operating model changes and to create a leaner organization that is better aligned with Avon’s current and future business focus. This reduction is incremental to an 8% reduction of the global workforce that was completed in 2018. We expect to incur a restructuring charge of approximately R$ 383 in 2019 relating to the global workforce reduction, which was approved by the Board of Directors in January 2019. We initiated the Open Up Avon strategy to enable us to achieve our goals of low-single-digit Constant $ revenue growth and low double-digit operating margin by 2021. We plan to reinvest a portion of these cost savings in commercial initiatives, including training for Representatives, and digital and information technology infrastructure initiatives. As a result of Open Up Avon restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of R$ 846,1 before taxes, of which R$ 110,5 and R$ 281,4 was recorded during the three and six months ended June 30, 2019, respectively, in our Consolidated Statements of Operations.

Transformation Plan

In January 2016, we initiated a transformation plan (the "Transformation Plan"), in order to enable us to achieve our long-term goals of mid-single-digit constant-dollar ("Constant $") revenue growth and low double-digit operating margin. Under this plan, we had targeted pre-tax annualized cost savings of approximately R$ 1.342 after three years, which we exceeded through restructuring actions, as well as other cost-savings strategies that did not result in restructuring charges.

As a result of these restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of R$ 796,4 before taxes, of which R$ 16,4 and R$ 8,4 was recorded during the three and six months ended June 30, 2019, respectively, in our Consolidated Statements of Operations. There are no further restructuring actions to be taken associated with our Transformation Plan, as beginning in the third quarter of 2018, all new restructuring actions approved operate under our new Open Up Avon plan described above.

Costs to Implement Restructuring Initiatives - Three and Six Months Ended June 30, 2019 and 2018

During the three months ended June 30, 2019, we recorded net costs to implement of R$ 126,9 , of which R$ 110,5 related to Open Up Avon and R$ 16,4 related to the Transformation Plan in our Consolidated Statements of Operations. During the three months ended June 30, 2018, we recorded costs to implement of R$ 90,4 related to the Transformation Plan and R$ 3,0 benefit related to other restructuring initiatives in our Consolidated Statements of Operations.

During the six months ended June 30, 2019, we recorded net costs to implement of R$ 290,3 , of which R$ 281,4 related to Open Up Avon, R$ 8,4 related to the Transformation Plan, and R$ 0,3 related to other restructuring initiatives, in our Consolidated Statements of Operations. During the six months ended June 30, 2018, we recorded costs to implement of R$ 122,4 related to the Transformation Plan and R$ 2,4 benefit related to other restructuring initiatives in our Consolidated Statements of Operations.

The costs during the three and six months ended June 30, 2019 and 2018 consisted of the following:

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
CTI recorded in operating profit - COGS
Manufacturing asset write-offs	23,4	—	37,6	—
Inventory write-off	10,2	1,5	11,9	3,8
	33,6	1,5	49,5	3,8

CTI recorded in operating profit - SG&A
Net charges for employee-related costs, including severance benefits	52,3	60,9	186,3	86,0
Implementation costs, primarily related to professional service fees	67,6	17,3	99,7	19,8
Dual running costs	10,2	—	17,3	—
Contract termination and other net benefits	5,5	4,4	17,6	4,9
Impairment of other assets	9,0	—	8,8	—
Accelerated depreciation	0,4	3,3	1,2	5,5
	145,0	85,9	330,9	116,2

CTI recorded in operating profit	178,6	87,4	380,4	120,0

CTI recorded in other expenses
Gain on sale of Rye Office	(38,7)	—	(38,0)	—
Gain on sale of Malaysia Maximin	(12,9)	—	(12,7)	—
Gain on sale of China business (relating mainly to foreign currency translation adjustment gain)	—	—	(39,5)	—

Total CTI	127,0	87,4	290,2	120,0

Open Up Avon	110,6	—	281,4	—
Transformation Plan	16,4	90,4	8,4	122,4
Other	—	(3,0)	0,4	(2,4)

The tables below include restructuring costs such as employee-related costs, inventory and asset write-offs, foreign currency translation write-offs and contract terminations, and do not include other costs to implement restructuring initiatives such as professional services fees, dual running costs, accelerated depreciation and gain on sale of business.

The liability balance included in other accrued liabilities in our Consolidated Statements of Operations for the restructuring actions associated with Open Up Avon at June 30, 2019 is as follows:

	Employee-Related Costs	Inventory/Assets Write-offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/Other	Total
Balance at December 31, 2018	75,9	—	—	4,3	80,2
2019 charges	202,8	58,3	(41,8)	17,3	236,6
Adjustments	(11,9)	—	—	(0,4)	(12,3)
Cash payments	(135,7)	—	—	(6,9)	(142,6)
Non-cash write-offs	—	(58,3)	41,8	—	(16,5)
Foreign exchange	(3,9)	—	—	(0,1)	(4,0)
Balance at June 30, 2019	127,2	—	—	14,2	141,4

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

The liability balance included in other accrued liabilities in our Consolidated Balance Sheet for the restructuring actions associated with our Transformation Plan as of June 30, 2019 is as follows:

	Employee-Related Costs	Contract Terminations/Other	Total
Balance at December 31, 2018	133,3	13,9	147,2
2019 charges	(4,2)	0,8	(3,4)
Cash payments	(76,3)	(10,4)	(86,7)
Foreign exchange	(0,5)	(0,1)	(0,6)
Balance at June 30, 2019	52,3	4,2	56,5

The majority of cash payments, if applicable, associated with the year-end liability are expected to be made during 2019.

The following table presents the restructuring charges incurred to date, under Open Up Avon and the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans:

	Employee- Related Costs	Inventory/ Asset Write-offs	Contract Terminations/Other	Foreign Currency Translation Adjustment Write-offs	Total
Open Up Avon
Charges incurred to-date	283,7	391,8	19,4	(40,6)	654,2
Estimated charges to be incurred on approved initiatives	—	—	0,4	—	0,4
Total expected charges on approved initiatives	283,7	391,8	19,8	(40,6)	654,7

Transformation Plan
Charges incurred to-date	448,6	8,1	144,6	12,0	613,3
Estimated charges to be incurred on approved initiatives	—	—	—	—	—
Total expected charges on approved initiatives	448,6	8,1	144,6	12,0	613,3

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

The charges, net of adjustments, of initiatives under the Open Up Avon and the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans, by reportable segment are as follows:

	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Global & Other Operating Segments	Total
Open Up Avon
2018	118,5	133,9	102,7	53,0	22,7	430,8
First quarter 2019	50,8	47,8	10,9	(12,0)	27,5	125,0
Second quarter 2019	17,6	53,5	16,8	(4,7)	15,2	98,4
Charges incurred to-date	186,9	235,2	130,4	36,3	65,4	654,2
Estimated charges to be incurred on approved initiatives	0,4	—	—	—	—	0,4
Total expected charges on approved initiatives	187,3	235,2	130,4	36,3	65,4	654,6

Transformation Plan
2015	—	—	—	—	83,6	83,6
2016	112,5	48,0	16,0	33,1	61,1	270,7
2017	2,9	17,9	(1,9)	(1,6)	157,6	174,9
2018	18,4	15,1	2,2	2,2	49,3	87,2
First quarter 2019	(4,1)	—	—	—	1,1	(3,0)
Second quarter 2019	—	—	—	—	—	—
Charges incurred to-date	129,7	81,0	16,3	33,7	352,7	613,4
Estimated charges to be incurred on approved initiatives	—	—	—	—	—	—
Total expected charges on approved initiatives	129,7	81,0	16,3	33,7	352,7	613,4

The charges above are not included in segment profit, as this excludes costs to implement restructuring initiatives. The amounts shown in the tables above as charges recorded to-date relate to initiatives that have been approved and recorded in the consolidated financial statements, as the costs are probable and estimable. The amounts shown in the tables above as total expected charges on approved initiatives represent charges recorded to-date plus charges yet to be recorded for approved initiatives as the relevant accounting criteria for recording an expense have not yet been met.

15. GOODWILL

	Europe, Middle East & Africa	South Latin America	Asia Pacific	Total
Net balance at December 31, 2018	69,7	258,8	10,1	338,7

Changes during the period ended June 30, 2019:
Foreign exchange	(1,9)	7,9	(0,1)	5,9
Net balance at June 30, 2019	67,8	266,7	10,0	344,5

16. FAIR VALUE

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2019 :

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

	Level 1	Level 2	Total
Assets:
Available-for-sale securities	14,6	—	14,6
Foreign exchange forward contracts	—	4,6	4,6
Total	14,6	4,6	19,2
Liabilities:
Foreign exchange forward contracts	—	41,8	41,8
Total	—	41,8	41,8

The assets and liabilities measured at fair value on a recurring basis were immaterial at December 31, 2018.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, available-for-sale securities, short-term investments, accounts receivable, debt maturing within one year, accounts payable, long-term debt and foreign exchange forward contracts. The carrying value for cash and cash equivalents, accounts receivable, accounts payable and short-term investments approximate fair value because of the short-term nature of these instruments.

The net asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of our remaining financial instruments at June 30, 2019 and December 31, 2018 , respectively, consisted of the following:

	June 30, 2019		December 31, 2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Available-for-sale securities	14,6	14,6	14,7	14,7
Debt maturing within one year (1)	(1.527,1)	(1.563,9)	(46,5)	(46,5)
Long-term debt (1)	(4.587,1)	(4.805,6)	(6.128,4)	(5.658,0)
Foreign exchange forward contracts	(37,2)	(37,2)	(19,8)	(19,8)

(1) The carrying value of debt maturing within one year and long-term debt is presented net of debt issuance costs and includes any related discount or premium and unamortized deferred gains on terminated interest-rate swap agreements, as applicable.

The methods and assumptions used to estimate fair value are as follows:

•	Available-for-sale securities - The fair values of these investments were the quoted market prices for issues listed on securities exchanges.
•	Debt maturing within one year and long-term debt - The fair values of our debt and other financing were determined using Level 2 inputs based on indicative market prices.
•	Foreign exchange forward contracts - The fair values of forward contracts were estimated based on quoted forward foreign exchange prices at the reporting date.

17. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We operate globally, with manufacturing and distribution facilities in various countries around the world. We may reduce our exposure to fluctuations in the fair value and cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. If we use foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of our existing and forecasted transactions, we would expect that any gain or loss in value of the hedge instruments generally would be offset by decreases or increases in the value of the underlying forecasted transactions.

We do not enter into derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. The master agreements governing our derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if we were to merge with another entity and the creditworthiness of the surviving entity were to be "materially weaker" than that of Avon prior to the merger.

Derivatives are recognized in the Consolidated Balance Sheets at their fair values. The following table presents the fair value of derivative instruments at June 30, 2019 :

	Asset		Liability
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedges:
Foreign exchange forward contracts	Prepaid expenses and other	—	Accounts payable	7,7

Derivatives not designated as hedges:
Foreign exchange forward contracts	Prepaid expenses and other	4,6	Accounts payable	34,1
Total derivatives		4,6		41,8

The fair value of derivative instruments outstanding was immaterial at December 31, 2018.

Interest Rate Risk

A portion of our borrowings is subject to interest rate risk. In the past we have used interest-rate swap agreements, which effectively converted the fixed rate on long-term debt to a floating interest rate, to manage our interest rate exposure. The agreements were designated as fair value hedges. As of June 30, 2019, we do not have any interest-rate swap agreements. Approximately 25% and 1% of our debt portfolio, at June 30,

 36

2019 and December 31, 2018, respectively, was exposed to floating interest rates. For the purpose of this calculation, we consider all short-term debt to be exposed to floating interest rates.

In March 2012, we terminated two of our interest-rate swap agreements previously designated as fair value hedges, with notional amounts totaling R$ 1.367. As of the interest-rate swap agreements’ termination date, the aggregate favorable adjustment to the carrying value (deferred gain) of our debt was R$ 180,0 , which was amortized as a reduction of interest expense until repayment of the underlying debt obligations in June 2018, at which point the remaining unamortized balance was fully released to the Consolidated Statement of Operations. The net impact of the gain amortization was zero for both the three and six months ended June 30, 2019, and R$ 4,8 and R$ 21 for the three and six months ended June 30, 2018 , respectively. At June 30, 2019, there was no unamortized deferred gain associated with the March 2012 interest-rate swap termination as the underlying debt obligations have been paid.

Foreign Currency Risk

We may use foreign exchange forward contracts to manage a portion of our foreign currency exchange rate exposures. At June 30, 2019, we had outstanding foreign exchange forward contracts with notional amounts totaling approximately R$ 4.569,9 for various currencies, of which R$ 74,7 were designated as cash flow hedges.

We may use foreign exchange forward contracts to manage foreign currency exposure of certain intercompany loans. The change in fair value of these contracts is immediately recognized in earnings and substantially offsets the foreign currency impact recognized in earnings relating to the associated intercompany loans. During the three and six months ended June 30, 2019, we recorded a loss of R$ 12,1 and a gain of R$ 84,0 , respectively, in other expense in our Consolidated Statements of Operations related to these undesignated foreign exchange forward contracts. During the three and six months ended June 30, 2018 , we recorded gains of R$ 6,3 and R$ 7,6 , respectively, in other expense, net in our Consolidated Statements of Operations related to other undesignated foreign exchange forward contracts.

During the first quarter of 2019, we discontinued our program to hedge foreign exchange risk relating to forecasted operational transactions. The last of our designated cash flow hedges will expire during the first quarter of 2020. Our designated hedges did not have a material impact on our Consolidated Financial Statements for the six months ended June 30, 2019.

18. DEBT

Revolving Credit Facility

In June 2015, Avon International Operations, Inc. ("AIO"), a wholly-owned domestic subsidiary of the Company, entered into a five-year $400.0 senior secured revolving credit facility (the "2015 facility").

In February 2019, Avon International Capital, p.l.c. ("AIC"), a wholly-owned foreign subsidiary of the Company, entered into a three-year €200.0 million senior secured revolving credit facility (the "2019 facility"). As of June 30, 2019 this amounted to R$ 870. The 2019 facility replaced the 2015 facility and the 2015 facility was terminated at such time. There were no amounts drawn under

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

the 2015 revolving credit facility on the date of termination and no early termination penalties were incurred. In the first quarter of 2019, R$ 8 was recorded for the write-off of unamortized issuance costs related to the 2015 revolving credit facility. As of June 30, 2019, there were no amounts outstanding under the 2019 facility. The 2019 facility will terminate in February 2022; provided, however, that it shall terminate on the 91 st day prior to the maturity of the 4,60% Notes (as defined below), if on such 91 st day, the applicable notes are not redeemed, repaid, discharged, defeased or otherwise refinanced in full. In the first quarter of 2019, the Company capitalized R$ 38 of issue costs relating to the new revolving credit facility; this resulted in a cash outflow presented in other financing activities within the Consolidated Statement of Cash Flows.

As of June 30, 2019, we were in compliance with our interest coverage and total leverage ratios under the 2019 facility. The amount of the facility available to be drawn down on is reduced by any standby letters of credit granted by an obligor, which, as of June 30, 2019, was approximately R$ 96 .. As of June 30, 2019, based on then applicable exchange rates, the entire amount of the remaining 2019 facility, which is approximately €178.0 million , could have been drawn down without violating any covenant.

Public Notes

In March 2013, we issued, in a public offering, R$ 1.952 principal amount of 4,60% Notes due March 15, 2020 (the " 4,60% Notes"), R$ 1.952 principal amount of 5,00% Notes due March 15, 2023 (the " 5,00% Notes") and R$ 976 principal amount of 6,95% Notes due March 15, 2043 (the " 6,95% Notes") (collectively, the "2013 Notes"). Interest on the 2013 Notes is payable semi-annually on March 15 and September 15 of each year.

The indenture governing the 2013 Notes contains interest rate adjustment provisions depending on the long-term credit ratings assigned to the 2013 Notes by S&P and Moody's. As described in the indenture, the interest rates on the 2013 Notes increase by .25% for each one-notch downgrade below investment grade on each of our long-term credit ratings assigned to the 2013 Notes by S&P or Moody's. These adjustments are limited to a total increase of 2,00% above the respective interest rates in effect on the date of issuance of the 2013 Notes. As a result of the long-term credit rating downgrades by S&P and Moody's since issuance of the 2013 Notes, the interest rates on these notes have increased by the maximum allowable increase.

As of June 30, the remaining aggregate principal amount of the 4,60% Notes was R$ 1.482,7 .  In July 2019, the Company issued R$ 1.534 Senior Secured Notes (the 2019 Notes), the proceeds of which were partially used to purchase an aggregate principal amount of R$1.054 of the 4,60% Notes. Refer to Note 22, Subsequent Events for further information regarding this issuance. In the second quarter of 2019, the Company capitalized R$ 31 of issue costs relating to the 2019 Notes, with no cash impact in the six month period ended June 30, 2019.

Senior Secured Notes

In August 2016, AIO issued, in a private placement exempt from registration under the Securities Act of 1933, as amended, R$ 1.917 in aggregate principal amount of 7,875% Senior Secured Notes, which will mature on August 15, 2022 (the "2016 Notes"). Interest on the Senior Secured Notes is payable semi-annually on February 15 and August 15 of each year.

19. INCOME TAXES

Our quarterly income tax provision is calculated using an estimated annual effective income tax approach. The quarterly effective tax rate can differ from our estimated annual effective tax rate as the Company cannot apply an effective tax rate approach for all of its operations. For those entities that can apply an effective tax rate approach, as of June 30, 2019, our annual effective tax rate, excluding discrete items, is 26,0% for 2019, as compared to 25,6% as of June 30, 2018 . The remaining entities, which are operations that generate pre-tax losses which cannot be tax benefited and/or have an effective tax rate which cannot be reliably estimated, have to account for their income taxes on a discrete year-to-date basis as of the end of each quarter and are excluded from the effective tax rate approach.

The estimated annual effective tax rate for 2019 also excludes the unfavorable impact of withholding taxes associated with certain intercompany payments, including royalties, service charges, interest and dividends, which in the aggregate are relatively consistent each year due to the need to repatriate funds to cover U.S. and U.K.-based costs, such as interest on debt and corporate overhead. Withholding taxes associated with the relatively consistent intercompany payments are accounted for discretely and accrued in the provision for income taxes as they become due.

The provision for income taxes for the three months ended June 30, 2019 and 2018 was R$ 106,2 and R$ 135,5 , respectively. Our effective tax rates for the three months ended June 30, 2019 and 2018 were 127,7% and (12.233,3)% , respectively. The provision for income taxes for the six months ended June 30, 2019 and 2018 was R$ 179,1 and R$ 236,5 , respectively. Our effective tax rates for the six months ended June 30, 2019 and 2018 were 278,0% and 675,2% .

 38

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

The effective tax rates for the three months ended June 30, 2019 and 2018 were impacted by CTI restructuring charges which could not all be benefitted, country mix of earnings and withholding taxes. The effective tax rate for the three months ended June 30, 2019 was also negatively impacted by the accrual of miscellaneous income tax expenses of approximately R$ 2,3. The effective tax rate for the three months ended June 30, 2018 was also negatively impacted by one-time tax reserves of R$ 20,3 associated with our uncertain tax positions.

The effective tax rates for the six months ended June 30, 2019 and 2018 were impacted by CTI restructuring charges which could not all be benefitted, country mix of earnings and withholding taxes. The effective tax rate for the six months ended June 30, 2019 was also favorably impacted by the accrual of net income tax benefits of approximately R$ 11,1 associated with the release of income tax reserves of approximately R$ 12,7 associated with our uncertain tax positions net of other miscellaneous income tax expenses of approximately R$ 1,5 . The effective tax rate for the six months ended June 30, 2018 was also negatively impacted by one-time tax reserves of R$ 51,0 associated with our uncertain tax positions.

In its final analysis of the impacts of the Tax Cuts and Job Act (the "Act") during the fourth quarter of 2018, the Company elected to treat income taxes associated with Global Intangible Low-Taxed Income ("GILTI"), as a period cost. As a result, the 2019 provision for income taxes reflects this treatment. The 2018 provision for income taxes was also calculated treating GILTI as a period cost. For both periods, GILTI did not have a material effect. The Act has significant complexity. The Company has considered the published guidance provided by the various Federal and state regulatory authorities into the calculation of its income tax provisions available as of June 30, 2019 and June 30, 2018 for the respective periods ended June 30, 2019 and June 30, 2018.

In prior years, we had previously recorded valuation allowances against certain deferred tax assets associated with the U.S. and various foreign jurisdictions. We intend to continue maintaining these valuation allowances on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that we are able to actually achieve.

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AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

20. AGREEMENT AND PLAN OF MERGERS WITH NATURA COSMETICOS S.A.

On May 22, 2019, the Company entered into an Agreement and Plan of Mergers (the "Merger Agreement") with Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima ) ("Natura Cosméticos"), Natura &Co Holding S.A., a Brazilian corporation ( sociedade anônima ) ("Natura &Co Holding"), Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding ("Merger Sub I"), and Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I ("Merger Sub II"), pursuant to which (i) Natura &Co Holding will, after the completion of certain restructuring steps, hold all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II will merge with and into Avon, with Avon surviving the merger and (iii) Merger Sub I will merge with and into Natura &Co Holding, with Natura &Co Holding surviving the merger and as a result of which Avon will become a wholly owned direct subsidiary of Natura &Co Holding (collectively, the "Transaction"). If the Transaction is completed, Avon and Natura Cosméticos will each become wholly owned subsidiaries of Natura &Co Holding.

If the Transaction is completed, each share of Avon common stock issued and outstanding immediately prior to the consummation of the Transaction will be converted into the right to receive, at the election of the holder thereof, (i) 0,300 validly issued and allotted, fully paid-up American Depositary Shares of Natura &Co Holding, each representing one Natura &Co Holding Share ("Natura &Co Holding ADSs") against the deposit of the requisite number of shares of common stock of Natura &Co Holding ("Natura &Co Holding Shares"), subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0,300 validly issued and allotted, fully paid-up Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding Shares, and each share of Avon series C preferred stock held by Cerberus Investor issued and outstanding immediately prior to the consummation of the Transaction will be automatically converted into the right to receive an amount in cash without interest equal to the Stated Value (as defined in Avon's certificate of incorporation) of such shares of series C preferred stock. Upon the consummation of the Transaction, Natura &Co Holding Shares are expected to be listed on the B3 S.A. - Brasil, Bolsa, Balcão stock exchange (the "B3") and Natura &Co Holding ADSs are expected to be listed on the New York Stock Exchange (the "NYSE"). Additionally, upon the consummation of the Transaction, Avon common stock will cease to be traded on the NYSE.

The Merger Agreement contains customary representations and warranties of Avon, Natura Cosméticos and Natura &Co Holding relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of Avon, including (i) covenants relating to conducting its business in the ordinary course consistent with past practice and to refrain from taking certain actions without Natura Cosméticos's consent, (ii) covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide information in connection with, alternative transactions and (iii) covenants to recommend, subject to certain exceptions, that Avon's shareholders adopt the Merger Agreement.

The timing and completion of the Transaction is subject to a number of closing conditions, including (i) Avon and Natura Cosméticos shareholder approvals having been obtained in accordance with applicable law, (ii) clearance from competition authorities in certain jurisdictions where Avon and Natura Cosméticos operate, (iii) the absence of any judgment, injunction or other order issued by a court of competent jurisdiction prohibiting the Transaction, (iv) effectiveness of registration statements for Natura &Co Holding's ADSs, (v) listing approval for Natura &Co Holding's ADSs on the NYSE, (vi) listing approval for Natura &Co Holding's shares on the B3 stock exchange under the Novo Mercado listing segment and (vii) subject to certain materiality exceptions, the accuracy of Avon's, Natura Cosméticos's and Natura &Co Holding's representations and warranties in the Merger Agreement and performance by each party of their obligations under the Merger Agreement.

The Company has incurred costs to date of R$ 65 in relation to the Transaction, primarily professional fees and impairment loss on assets, and these have been disclosed as a non-GAAP adjustment to operating profit, selling, general and administrative expenses as a % of total revenue, operating margin and income (loss) before taxes. It is expected that additional costs will be incurred prior to or at the closing of the Transaction, including approximately R$ 126 with respect to professional fees that are contingent on the successful closing of the Transaction.

21. SUPPLEMENTARY INFORMATION: RECONCILIATION OF THE DIFFERENCES BETWEEN ACCOUNTING PRACTICES

As a result of the preparation of the consolidated interim financial information in accordance with US GAAP, to meet the requirement of CVM Instruction n° 480/2009 as regards the preparation of the consolidated interim financial information in conformity with IFRS issued by IASB, we present below the reconciliation of the differences between US GAAP and IFRS for the net capital deficiency at June 30, 2019 and the loss for the six-month period then ended:

	Net capital deficiency	Loss for the period (*)
Balances presented under US GAAP	(3,668.6)	(201.7)
a. Dividends accrued on Avon’s preferred shares, reclassified from equity to financial expense	-	(48.4)
b. Reversal of operating lease expense recorded under US GAAP	127.0	127.0
b. Recognition of amortization expense on right-of-use assets under IFRS	(105.0)	(105.0)
b. Recognition of interest expense under IFRS	(31.0)	(31.0)
c. Deferred tax effect on the differences above	7.0	17.1
Adjusted balances under IFRS	(3,670.6)	(242.0)

 40

(*) Represents Avon’s loss for the period, including discontinued operations. The discontinued operations losses for the period according to US GAAP in the six months period ended June 30, 2019 was R$ 114.6, which adjusted by the differences presented above would result in a loss of R$ 154.9 under IFRS.

a.	Avon Preferred Shares

Represents the reclassification to liability of Avon Preferred Shares which under U.S. GAAP are classified as Mezzanine. Under IFRS there is no Mezzanine classification for financial instruments. Based on the terms of the Avon Preferred Shares, upon a change of control the holders of such shares are entitled to exercise a put option and Avon would be required to repurchase the shares in cash. Because Avon’s change of control is not an event within Avon’s control, under IFRS these shares have been classified as liabilities.

Holders of Avon Preferred Shares are entitled to a cumulative preferred dividend that accrues daily at a rate of 1.25% per quarter (net of any dividends on Avon Common Shares and subject to increase up to a maximum rate of 5.00% per quarter if Avon breaches certain obligations). For the six-month period ended June 30, 2019, the accrued unpaid cumulative preferred dividends amounted to R$ 298.9. In addition, holders of Avon Preferred Shares are also entitled to participate on as-converted basis in any dividends paid to the holders of Avon Common Shares. During the years ended December 31, 2018 and 2017, no such dividends were declared. In conformity with the reclassification of the liability above, dividends accrued on Avon Preferred Shares have been reclassified from equity to financial expense for an amount of R$ 48 for the six-month period ended June 30, 2019.

b.	Leases

Represents the adjustment to conform Avon’s lease accounting under US GAAP to IFRS, since with IFRS 16 “Leases” the international standards do not provide an equivalent classification of leases as “operating leases” from the lessee perspective as the US GAAP does. Under U.S. GAAP, lease expenses of operating leases are recognized on a straight-line basis as a single line item in the income statement. Under IFRS, interest expense is recognized against the lease liability and the right-of-use asset is amortized on a straight-line basis, resulting in the lease expense being higher at commencement of the lease and decreasing through time. This resulted in the following adjustments:

Selling, general and administrative expenses:	In millions of R$
Reversal of operating lease expense recorded under US GAAP	127
Recognition of amortization expense on right-of-use assets under IFRS	(105)
22
Financial expenses
Recognition of interest expense under IFRS	31

c.	Deferred taxes

An estimated blended tax rate of 21% has been used to estimate the tax impact on the differences between accounting practices, representing a weighted-average estimate of the statutory tax rates in the various jurisdictions where differences between accounting practices are reasonably expected to occur. We believe that using a blended tax rate is factually supportable in that it is derived from statutory rates and recognize that Avon is a large multinational corporation with operations in many countries. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

Other adjustments to conform Avon’s accounting practices under U.S. GAAP to IFRS were considered immaterial.

22. LOSS PER SHARE AND SHARE REPURCHASES

We compute loss per share ("EPS") using the two-class method, which is a loss allocation formula that determines loss per share for common stock, and loss allocated to convertible preferred stock and participating securities, as appropriate. The earnings allocated to convertible preferred stock are the larger of 1) the preferred dividends accrued in the period or 2) the percentage of earnings from continuing operations allocable to the preferred stock as if they had been converted to common stock. Our participating securities are our grants of restricted stock and restricted stock units, which contain non-forfeitable rights to dividend equivalents to the extent any dividends are declared and paid on our common stock. We compute basic EPS by dividing net income (loss) allocated to common shareholders by the weighted-average number of shares outstanding during the period. Diluted EPS is calculated to give effect to all potentially dilutive common shares that were outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
(Shares in millions)	2019	2018	2019	2018
Numerator from continuing operations:
Loss from continuing operations, less amounts attributable to noncontrolling interests	(24,6)	(133,3)	(113,1)	(195,6)
Less: Loss allocated to participating securities	(0,4)	(1,5)	(1,5)	(2,1)
Less: Cumulative dividends on preferred stock	24,6	22,1	48,3	41,6
Loss from continuing operations allocated to common shareholders	(48,8)	(153,9)	(159,9)	(235,1)
Numerator from discontinued operations:
Loss from discontinued operations	(51,6)	—	(87,0)	—
Less: Loss allocated to participating securities	(0,8)	—	(1,2)	—
Loss allocated to common shareholders	(50,8)	—	(85,8)	—
Numerator attributable to Avon:
Net loss attributable to Avon	(76,2)	(133,3)	(200,1)	(195,6)
Less: Loss allocated to participating securities	(1,2)	(1,5)	(2,7)	(2,1)
Less: Cumulative dividends on preferred stock	24,6	22,1	48,3	41,6

 41

Loss allocated to common shareholders	(99,6)	(153,9)	(245,7)	(235,1)
Denominator:
Basic EPS weighted-average shares outstanding	442,3	442,2	442,5	441,5
Diluted effect of assumed conversion of stock options	0,2	—	0,1	—
Diluted effect of assumed conversion of preferred stock	—	—	—	—
Diluted EPS adjusted weighted-average shares outstanding	442,5	442,2	442,6	441,5
Loss per Common Share from continuing operations:
Basic	(0,12)	(0,33)	(0,35)	(0,52)
Diluted	(0,12)	(0,33)	(0,35)	(0,52)
Loss per Common Share from discontinued operations:
Basic	(0,12)	—	(0,19)	—
Diluted	(0,12)	—	(0,19)	—
Loss per Common Share attributable to Avon:
Basic	(0,23)	(0,33)	(0,54)	(0,52)
Diluted	(0,23)	(0,33)	(0,54)	(0,52)

Amounts in the table above may not necessarily sum due to rounding.

During the three and six months ended June 30, 2019, we did not include stock options to purchase 19,4 million and 18,8 million shares, respectively, of Avon common stock in the calculation of diluted EPS as we had a net loss and the inclusion of these shares would decrease the net loss per share. Since the inclusion of such shares would be anti-dilutive, these are excluded from the calculation. During the three and six months ended June 30, 2018 , we did not include stock options to purchase 18,5 million shares and 17,4 million shares, respectively, for the same reason.

 42

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

For the three and six months ended June 30, 2019 and 2018 , respectively, it is more dilutive to assume the series C convertible preferred stock is not converted into common stock; therefore, the weighted-average shares outstanding were not adjusted by the as-if converted series C convertible preferred stock because the effect would be anti-dilutive. The inclusion of the series C convertible preferred stock would decrease the net loss per share for the three months ended June 30, 2019 and 2018 . If the as-if converted series C convertible preferred stock had been dilutive, approximately 87,1 million additional shares would have been included in the diluted weighted average number of shares outstanding for the three and six months ended June 30, 2019 and 2018 . See Note 6, Related Party Transactions.

We purchased approximately 0,4 million  shares of Avon common stock for R$4,2 during the first six months of 2019 , as compared to approximately 1,1 million shares of Avon common stock for R$3,2 during the first six months of 2018 , through acquisition of stock from employees in connection with tax payments upon the vesting of restricted stock units and performance restricted stock units.

23. SUBSEQUENT EVENTS

Bond issue

In July 2019, the Company issued R$ 1.533 in aggregate principal amount of 6,50% Senior Notes which will mature on August 15, 2022. The proceeds were partially used to purchase an aggregate principal amount of R$ 1.054 of the Company's 4,6% Notes, due during 2020, under a cash tender offer completed during July 2019.

Indirect tax Court Decisions in Brazil

 43

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Brazilian reais in millions, except per share data)

In July 2019, the Brazilian judicial court held decisions in favor of Avon relating to historic indirect tax items. The Company has not received the formal decision in writing until the date of the financial statements as of June 30, 2019 and the date of its filing. At June 30, 2019, no receivable was recognized in relation to these cases. The gross amount of the credits involved is R$ 448.

 44

(A free translation of the original in Portuguese)

Avon Products Inc.

Consolidated interim financial information

as of 30 June 2019

and report on special review

(A free translation of the original in Portuguese)

Report on special review

To the Board of Directors and Shareholders

Avon Products Inc.

Introduction

1	We performed a special review of the consolidated interim financial information of Avon Products Inc. and its subsidiaries ("Avon") to the extension described in paragraph 3 below as of 30 June 2019 and for the six-month period then ended, prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP") and Instruction No. 480/2009 issued by the Brazilian Securities Commission ("CVM") and prepared, under the responsibility of their management, in connection with the share merger transaction pursuant to CVM Instruction 565/2015.

2	Avon's consolidated interim financial information as of 30 June 2019 and for the six-month period then ended, prepared in accordance with the US GAAP, comprising the consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in shareholders' equity (deficit) for the six-month period then ended, were reviewed by Avon's independent auditors, PricewaterhouseCoopers LLP in the United Kingdom, who issued an unqualified conclusion on those statements in their independent auditor's review report dated 1 August 2019. We performed our special review, provided for in CVM Instruction 480/2009, taking into account aspects of the standards issued by the Brazilian Federal Accounting Council (“CFC”) applicable to engagements of this nature.

Scope of special review

3	Our special review of the consolidated interim financial information, prepared by Avon’s management, mentioned in paragraph 1 above, comprised:

(a)	Reading Avon's consolidated interim financial information and the reconciliation note of the differences between the US GAAP and the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), included in the Note 22 as supplementary information, and discussing with their management the criteria used to prepare the consolidated interim financial information and the note presented as supplementary information;

(b)	Review of the translation of the figures in US dollars, the presentation currency of Avon's consolidated interim financial information reviewed by PricewaterhouseCoopers LLP, to Brazilian real, presentation currency these consolidated interim financial information; and

(c)	Reading the independent auditor's review report mentioned in paragraph 2 above and discussing with Avon's independent auditors, PricewaterhouseCoopers LLP, the interim review procedures carried out.

2

Avon Products Inc.

4	In this context, our special review did not constitute an audit or a review according to the Brazilian or International Standards on Auditing and, therefore, we are not able to issue, and we did not issue, an audit opinion or interim review conclusion on the consolidated interim financial information of Avon Products Inc. and its subsidiaries.

Conclusion

5	Based on our special review, and in conformity with the procedures described in paragraph 3 above, we did not become aware of any significant changes that should be made in the consolidated interim financial information of Avon Products Inc. and its subsidiaries as of 30 June 2019 and for the six-month period then ended, expressed in Brazilian real, prepared in connection with CVM Instruction 480/2009, in connection with the share merger transaction pursuant to CVM Instruction 565/2015.

Emphasis of matter

6	As described in Note 1 to the consolidated interim financial information, Avon has a policy of presenting, for general use in the markets in which it operates, its consolidated interim financial information in accordance with the US GAAP and with the presentation currency in US dollars. The accompanying consolidated interim financial information, presented in Brazilian real, were prepared in connection with CVM Instruction 480/2009, in connection with the share merger transaction pursuant to CVM Instruction 565/2015. Accordingly, these consolidated interim financial information may not be suitable for other purposes.

São Paulo, 11 October 2019

/s/ PricewaterhouseCoopers	Felipe Edmond Ayoub
Auditores Independentes	Contador CRC 1SP187402/O-4
CRC 2SP000160/O-5

3

Exhibit V to the Management Proposal: Recommendation of the Independent Special Committee

RECOMMENDATION OF THE INDEPENDENT SPECIAL COMMITTEE

To

Natura Cosméticos S.A.’s Board of Directors

Ref ..: Recommendation of the Independent Special Committee created in order to consider and discuss the exchange ratio applicable to the incorporation of shares issued by the Company owned by minority shareholders by Natura Holding S.A.

Dear Sirs,

The Independent Special Committee, constituted on August 15, 2019, by Natura Cosméticos SA’s Board of Directors (“Natura Cosméticos” or “Company”), in order to assess the exchange ratio applicable to the incorporation of shares issued by the Company held by the minority shareholders, by Natura Holding SA (“Natura &Co”), provided for in “Step 2” of the description of the transaction object of the Material Fact disclosed by the Company on May 22, 2019 (“Material Fact” and “Incorporation of Shares ”) hereby informs you, that its activities have been completed, which is the reason why its recommendation is submitted below (“Recommendation”).

I.  STRUCTURE OF THE TRANSACTION

1.1.  The set of combined corporate transactions in which the Merger of Shares will take place was described in detail by the Company in the Material Fact.

1.2.  This is a complex operation, which has several preparatory and definitive steps, aiming, in short, to formalize the consolidation of the operations of Avon Products, Inc. (“Avon”) and the Company under a single Brazilian holding company, the Natura &Co. Also according to the Material Fact, such holding company will hold all the shares issued by Natura Cosméticos and Avon. Additionally, Natura &Co will have its shares listed on B3 S.A.'s - Brasil, Bolsa e Balcão Novo Mercado listing segment, and American Depositary

Receipts traded on the New York Stock Exchange (this set will be referred to hereafter as “Transaction”).

1.3.  As the first preparatory act of the Transaction, an extraordinary general meeting of Natura Cosméticos was foreseen to approve the capitalization of up to one billion, three hundred and thirty-six million, two hundred and ninety three thousand reais (R$ 1,336,293,000.00) profit reserves, through bonus in new shares to the Company's shareholders.

1.4. The aforementioned meeting was held on September 17, having been approved, among other matters, a capital increase in the amount of one billion, two hundred and forty-two million, one hundred and sixty-five thousand reais (R$ 1,242,165,000.00) by capitalizing part of the balance of the profit reserve account, with stock bonus.

1.5  Thereafter, originally, it was foreseen the contribution by the founding shareholders of Natura Cosméticos (“Founders”) to a capital increase of Natura &Co (“Capital Increase”) of (a) a certain number of shares corresponding to approximately 50.5% of the Company's capital1, as well as (b) cash amount, which will be used by Natura &Co to pay the income tax to be due as a result of the special equity reserve, classified together with the capital reserves to be accounted for as a result of that share contribution. In return, the Founders will receive an equivalent amount of shares issued by Natura &Co2. This step, as has been clarified by the legal advisor of the Company – Pinheiro Neto Advogados Associados, is independent of obtaining any authorization from the relevant regulatory bodies, and is conditional only upon obtaining, in accordance with all applicable laws, the necessary and simultaneous approval of the Transaction by the shareholders of Avon at the corresponding meeting. As indicated in paragraph 1.11 below, in view of the adhesion of the other shareholders that are part of Natura Cosméticos' control group, the final percentage will be defined after the formalization of the terms of adhesion to the Voting and Support Agreement, dated May 22, 2019.

1 We have been informed that the contribution of Natura Cosméticos shares at cost is expressly permitted under the Brazilian tax law.

2 Evidently, and as described in the Material Fact, the procedures described - the Founders' contribution and capitalization of the special equity reserve, classified together with the capital reserves - must be approved by resolutions taken at Natura & Co's extraordinary general meetings.

1.6. Regarding this stage of the Transaction, we sought to evaluate the possible scenarios for accounting for income tax due as a result of the constitution of the special equity reserve classified as a capital reserve, detailed below.

1.7.  In this regard, among other analyses and discussions, this Committee examined the Technical Note of Professor Eliseu Martins, dated as of July 29, 2019, as well as the preliminary position of Natura Cosméticos' external auditor, KPMG Auditores Independentes (“KPMG”).

1.8.  After discussing the aspects of each scenario, and in line with the Supporting Report prepared by the financial and accounting advisor hired by this Committee, Hirashima & Associados (“Hirashima”), we conclude - for the purposes of the analysis undertaken by this Committee to conduct - for considering, for the purposes of our analysis, the scenario pointed by KPMG.

1.9.  In short, in the opinion of the external auditor, subject to confirmation by the Brazilian Securities Commission (CVM), the most appropriate form of accounting would be through the recording of income tax on the special equity reserve directly in Natura &Co's results, instead of in the equity account. Thus, in the initial moment, the contribution of shares issued by the Company would have the effect of recognizing a loss in an amount equivalent to the cash contribution made by the controlling shareholders of Natura Cosméticos, which, like other expenses that may be recognized by Natura &Co as part of the corporate restructuring, could, in turn, impact Natura &Co's ability to distribute dividends.

1.10 We were informed by the Company that, in view of the controversy over accounting treatment, it intends to consult the Brazilian Securities Commission (CVM) regarding the accounting to be adopted.

1.11. As a result of the Transaction stage described above, the Founders will become the controlling shareholders and sole shareholders of Natura &Co Considering the adhesion of other controlling group members, as we have been informed, Natura &Co will hold at least 54.35% and up to approximately 57.3% of the capital stock of Natura Cosméticos. The final percentage will be defined after the formalization of the terms of adhesion to the Voting and

Support Agreement, dated May 22, 2019, by the shareholders of Natura Cosméticos' control group3.

1.12. Upon completion of the above measures, the next step of the Transaction is the Merger of Shares itself. At this stage, all Company shares not held by Natura &Co will be incorporated by this company, so that Natura Cosméticos will become a wholly owned subsidiary of Natura &Co4.

1.13. After this stage, the completion of the Transaction will still depend on a few subsequent steps to fulfill its economic and business purposes, including the establishment of two holding companies in the United States, to complete the sequence of acts whereby Avon will become a wholly owned subsidiary of Natura &Co. In the end of the Transaction, the shareholders of the Company and Avon will become, respectively, holders of approximately 76% and 24% of the shares issued by Natura &Co.

1.14. The Committee's performance, however, does not include the analysis or making of any recommendation regarding the stages prior to the Merger of Shares and those subsequent stages of the Transaction. Our scope was restricted to the analysis and negotiation of the exchange ratio object of the Merger of Shares.

II. COMPOSITION AND OPERATION OF THE INDEPENDENT COMMITTEE

3 Regarding this stage, we highlight the provision on the Voting and Support Agreement, dated as of May 22, 2019, for the obligation of the controlling shareholders of Natura Cosméticos, identified as “Founding Shareholders”, who will contribute their actions to Natura &Co as provided for in this item, to maintain Natura Cosméticos and, consequently, the minority shareholders, free from any losses arising from taxes that may be levied on the special equity reserve, classified together with the capital reserves, to be accounted for as a result of such contribution of shares issued by Natura Cosméticos at Natura & Co. “Section 6.01. Indemnification The Founding Controlling Parent Shareholders hereby irrevocably and unconditionally agree to, severally, indemnify and hold Nectarine and / or its Affiliates (including, after the consummation of the Restructuring Merger of Shares, HoldCo), as well as their respective officers, directors, employees and their successors and permitted assignees (each an “Indemnified Party”, and collectively the “Indemnified Parties”) harmless from and against any and all losses, damages, liabilities, charges, costs or expenses of any nature (including, but not limited to, reasonable attorney fees and court costs, interest, Taxes or other penalties) (“Losses”) incurred or suffered by any Indemnified Party arising from or relating to: (...) (b) any contingencies, losses, liabilities or costs resulting, directly or indirectly, from Taxes levied on the capital reserve created as a result of the subscription of Holdco shares by the Parent Controlling Shareholders and the contribution in kind of Nectarine shares to Holdco. ”

4 The step-by-step of the operation described in the Material Fact provides, as it could not be otherwise, for an extraordinary general meeting of Natura Cosméticos to approve the Merger of Shares, among other matters.

2.1.  In order to contribute to the defense of the Company's interests and to ensure that the transaction meets commutative conditions for its shareholders, at a meeting held on August 15, 2019, the Board of Directors resolved, pursuant to CVM Guidance Opinion No. 35, September 1, 2008 (“Guidance Opinion No. 35”), to constitute this Independent Committee. On the same occasion, the Company's Board of Directors elected, as members of the Board, Messrs. Gilberto Mifano, Fabio Colletti Barbosa and Roberto de Oliveira Marques.

2.2. According to the first meeting of the Independent Committee, held on August 26, 2019, to advise its work, the Committee hired as external consultants (a) Hirashima & Associados (“Hirashima”) to assist in the analysis of the Merger of Shares under the financial and accounting points of view; and (b) the law firm Yazbek Advogados, to assist in the analysis of the legal aspects of the Merger of Shares and the appropriateness of the Committee's constitution and performance.

2.3. As detailed in the minutes of the Committee meetings held between its members and between them and the contracted external advisors, filed at the Company's headquarters, the Committee had sufficient time and information to independently evaluate and discuss the exchange ratio of shares object of the Merger of Shares.

III. CONCLUSION OF THE HIRED ADVISORS

3.1. According to the Support Report issued by Hirashima on October 7, 2019 from a financial and accounting point of view, regardless of the manner adopted for accounting of the above mentioned income tax, the ability to distribute dividends or interest on net equity to Natura &Co’s shareholders related to Natura Cosméticos' results during the 2019 fiscal year will be impacted as a result of the proposed corporate restructuring. I concluded that the eventual reduction in dividend distribution by Natura &Co does not impact the economic value of the shares or the exchange ratio in the merger of shares, because the Controlling Shareholders would contribute, in a continuous act to the payment of shares, in the form of capital increase, cash equivalent to the amount of income tax payable, without issuance of new shares. Therefore, each shareholder of Natura Cosméticos will receive a number of common shares of Natura &Co representing an interest in its capital stock identical to the interest held by such shareholder in the Company at the time immediately prior to the Merger of Shares, without any dilution or change in its direct or indirect equity interest.

3.2.  Pursuant to the statements issued by Yazbek Advogados on September 25, 2019 and October 7, 2019, attached to this Recommendation, the Committee performed its duties on a regular basis, observing in particular CVM Guidance Opinion No. 35/2008, ensuring that the relationship of exchange and other conditions of the Merger of Shares comply with strictly equitable conditions for the minority shareholders of Natura Cosméticos.

3.3.  According to the legal advisor, the entire process was attended by its members, who acted independently. Two meetings were held with all the members of the Committee and, to allow greater integration with the advisors, sessions were held between them and the members. Whether due to the meetings or the more specific interactions, the Committee members had all the necessary information gathering and discussion needs adequately supplied. At the end, and together, the members came to this Recommendation.

IV.  OPERATIONAL CONSIDERATIONS OF THE COMMITTEE

4.1.  In accordance with the provisions of Guidance Opinion No. 35, to support the analysis and discussions regarding the exchange ratio in the Merger of Shares, the Committee considered and discussed the following aspects, among others:

a)	the strategic, commercial and financial justifications presented by the Company;

b)	the assumption that the Merger of Shares must have terms and conditions that comply with commutative conditions for its shareholders;

c)	the nature of the Share Merger transaction, quite usual and widely tested by the market;

d)	the Supporting Report prepared by Hirashima;

e)	the manifestations presented by Yazbek Advogados;

f)	the legal structure of the Operation;

g)	the importance of looking to ensure that the minority shareholders do not suffer any negative patrimonial impact as a consequence of the Transaction, and

h)	the interests expressed by the Company in the execution of the Transaction and the resulting advantages.

V.  RECOMMENDATION OF THE COMMITTEE TO THE BOARD OF DIRECTORS

5.1. Based on the aforementioned, the Committee concluded that the exchange ratio originally proposed for the Transaction, of one share of Natura &Co for each share of Natura Cosméticos is adequate and submits to the Company's Board of Directors its Recommendation for the Transaction, under the terms and conditions mentioned above.

5.2. Regarding the form of accounting for the amounts to be allocated to the special equity reserve and any taxation arising from it, regardless of the method adopted for accounting the income tax referred to above, this Committee recommends that the management of Natura Cosméticos, upon concluding the next steps of the Transaction, adopt the measures to mitigate eventual impacts that may arise to the Company's minority shareholders.

It is the recommendation.

São Paulo, October 7, 2019.

Special Independent Committee of Natura Cosméticos S.A.

Gilberto Mifano	Fabio Colletti Barbosa

Roberto de Oliveira Marques

São Paulo, September 25, 2019

To the members of the

Special Independent Committee

of Natura Cosméticos S.A.

A/C: Srs. Gilberto Mifano, Fabio Colletti Barbosa and Roberto de Oliveira Marques

Ref.: Preliminary Statement of the Legal Advisor of the Independent Special Committee

Dear Sirs,

I serve myself to the present letter as a legal advisor to the Independent Special Committee ("Committee") constituted by the Board of Directors of Natura Cosméticos SA ("Natura Cosméticos" or "Company") with the aim of assessing the exchange ratio applicable to the merger of shares issued by the Company held by the minority shareholders, by Natura Holding SA ("Natura & Co."), provided for in "Step 2" of the description of the transaction object of the Material Fact disclosed by the Company in May 22, 2019 ("Material Fact" and "Merger of Shares").

I.   FUNCTIONING OF THE COMMITTEE’S LEGAL ADVISOR

1.1. Pursuant to the of the Securities and Exchange Commission’s Guidance Opinion No. 35 of September 1, 2008, which provides for the fiduciary duties of directors in the merger transactions, incorporation and merger of shares involving the controlled company and its subsidiaries or companies under common control, the members of the Committee shall consider the need to hire independent legal advisors in order to produce sound assessments of the suitability of the share exchange relationship in the context of the transactions which are submitted for their consideration, it is clear that the analysis is restricted to properly legal aspects.

1.2. In this regard, I understand that it is under the scope of my obligations to make a statement of the legal structure of the Share Merger transaction.

1.3. The present letter is, therefore, intended to present my preliminary impressions of the composition and functioning of the Committee (as detailed in section II below) and the scope of the Committee's operation with within the scope of the Transaction (in accordance with sections III and IV below). At the end, in item V, I present my preliminary conclusions and the appointment of the following steps of my performance.

II.   COMPOSITION AND FUNCTIONING OF THE COMMITTEE

2.1. According to the deliberation taken at the Board of Directors meeting held on August 15, 2019, the Committee is composed by Mr. Gilberto Mifano, Mr. Fabio Colletti Barbosa and Mr. Roberto de Oliveira Marques, the first two of whom occupy the positions of independent directors of the Company and the third, the position of executive chairman of that refereed body.

2.2. In this regard, I understant that the composition of the Committee complies with the provisions of item “i” of the second section of CVM’ Guidance Opinion No. 35. According to such provision, one of the arrangements recognized by the CVM is that the “committee composed exclusively by the company’s directors, mostly independent.” I understand that, within the adopted composition, the conditions in order to act independently are fulfilled and in order to ensure commutative negotiation as well as frank assessment of the legal financial suitability of the exchange relationship that will be adopted for the Merger of Shares.

2.3. In parallel, I understant that, until this moment, the members of the Committee have acted in a diligent matter. In this sense, at their first meeting held on August 26, 2019, the members resolved to hire a legal advisor (position held by me) and a financial advisor (position held by Hiroshima & Associates) in order to obtain subsidies about the legal and financial aspects of the Merger of Shares and, having these opinions, to decide in an informed manner the content of the recommendation to be presented to the Board of Directors.

III. STRUCTURE OF THE TRANSACTION

3.1. The transaction in the context of which the Merger of Shares will take place was in detail described by the Company in the Material Fact. This is a complex transaction,

which has several preparatory and definitive steps, in order to, in sum; formalize the consolidation of the transactions of Avon Products, Inc. ("Avon") and the Company into a single Brazilian holding company, the Natura & Co. Also according to the Material Fact, such holding company will hold all the shares issued by Natura Cosméticos and Avon. Additionally, Natura & Co will have its shares listed on B3 S.A.'s Novo Mercado listing segment - Brasil, Bolsa e Balcão, and American Depositar); Receipts traded on the New York Stock Exchange ("Transaction").

3.2. As the first preparatory act of the Transaction, a Natura Cosméticos extraordinary general meeting for the approval of capitalization of up to one billion, three hundred and thirty-six million Reais (R$1.242.165.000,00) of profit reserves, through bonus in new shares to shareholders of the Company.

3.3. The referred meeting was held on September 17, deliberating, among other matters, the capital increase in the amount of one billion, two hundred and forty-two million, one hundred and sixty-five thousand Reais (R $ 1,242,165,000.00), by capitalizing part of the profits, with stock bonus. Thus, it seems to me, this first act is already overcome.

3.4.Thereafter, and only after obtaining the appropriate authorizations of the relevant regulatory bodies, the contribution was provided, by the founding shareholders of Natura Cosméticos ("Founders") to Natura & Co's capital increase of (i) a certain number of shares corresponding to approximately fifty and 50.5% of the (ii) cash amount, which will be used to pay by Natura & Co the income tax to be due as a result of the special equity reserve, classified together with the capital reserves to be accounted for as a result of that stock contribution. In return, the Founders shall receive the equivalent of shares issued by Natura &Co1.

3.5. Therefore, the Founders shall become the only controllers and only shareholders of Natura &Co. Considering the adhesion of other shareholders integrating the controlling group, as we were informed, the Natura &Co shall hold at least 54,35% and up to approximately 57,3% of Natura Cosméticos’ capital stock. The final percentage will be defined after the formalization under the terms of the accession of the Voting and

[1]	Evidently, and as described in the Material Fact, the procedures described - the Founders' contribution and capitalization of the special equity reserve, classified together with the capital reserves - must be approved by resolutions taken at Natura & Co's extraordinary general meeting.

Support Agreement, dated as of May 22, 2019 by the shareholders integrating Natura Cosméticos’ controlling group2.

3.6. One the above measures have been implemented, the next step of the transaction is the Merger of Shares. In this step of the Transaction, all shares of the Company that are not held by Natura &Co shall be merged to such company, in a way that Natura Cosméticos will become a wholly owned subsidiary of Natura &Co3.

3.7. After this step, the completion of the Transaction will still depend on some steps in order to fulfill its economic and business purposes, including the establishment of two holding companies in the United States of America, to complete the sequence of acts whereby Avon will become a wholly owned subsidiary of Natura & Co. By the end of the Transaction, the shareholders of the Company and Avon will become, respectively, holders of 76% and 24% of the shares issued by Natura & Co.

3.8. The Committee’s performance, however, does not include the analysis or any recommendation regarding this subsequent step of the Transaction. Its scope is only restricted to the Merger of Shares, and this is what I shall deal with below in advance.

IV.   SCOPE OF ACTION OF THE COMMITTEE

4.1.   As previously said, regardless of the complexity of the Transaction, only the Merger of Shares, corresponding to part of one of its steps, lies within the scope of the Committee. In that regard its members shall negotiate the exchange ratio issued by

[2]	Evidently, and as described in the Material Fact, the procedures described - the Founders' contribution and capitalization of the special equity reserve, classified together with the capital reserves - must be approved by resolutions taken at Natura & Co's extraordinary general meeting. With respect to this stage, we highlight the Voting and Support Agreement, dated as of May 22, 2019, which provides for the obligation of the controlling shareholders of Natura Cosméticos, identified as “Founding Shareholders”, who will contribute their actions to Natura & Co. as provided for in this item, to maintain Natura Cosméticos and, consequently, the minority shareholders, free from any losses arising from taxes that may be levied on the special equity reserve, classified together with the capital reserves, to be accounted for as a result of such contribution shares issued by Natura Cosméticos at Natura & Co. “Section 6.01. Indemnification The Founding Controlling Parent Shareholders hereby irrevocably and unconditionally agree to, severally, indemnify and hold Nectarine and / or its Affiliates (including, after the consummation of the Restructuring Merger of Shares, HoldCo), as well as their respective officers, directors, employees and their successors and permitted assignees (each an “Indemnified Party”, and collectively the “Indemnified Parties”) harmless from and against any and all losses, damages, liabilities, charges, costs or expenses of any nature (including, but not limited to, reasonable attorney fees and court costs, interest, Taxes or other penalties) (“Losses”) incurred or suffered by any Indemnified Party arising from or relating to: (…) (b) any contingencies, losses, liabilities or costs resulting, directly or indirectly, from Taxes levied on the capital reserve created as a result of the subscription of Holdco shares by the Parent Controlling Shareholders and the contribution in kind of Nectarine shares to Holdco. ”
[3]	The step-by-step operation described in the Material Fact provides, as it could not be otherwise, for an extraordinary general meeting of Natura Cosméticos to approve the Merger of Shares, among other matters.

Natura Cosméticos and Natura &Co, considering that, immediately before the Merger of Shares, the only equity of Natura &Co consists of the shares issued by the Company and that the amount in cash to be used for the payment of the income tax as above mentioned, both object of the Founder’s contribution.

4.2  As a result, and as already expressed by the Company in the Material Fact, the expectation is that the Committee recommends that each share issued by Natura Cosméticos be exchanged for one share issued by Natura &Co. And based on this recommendation the Board of Directors of the Company and Natura &Co will determine the final exchange ratio.

4.3.  Considering the scope of action and given the very composition of the Committee, as well as the steps taken thus far, it seems to me possible to state that such steps are wholly adequate to the dispositions of Guidance Opinion 35, according to which the managers of public-held companies shall adopt procedures and take every measure necessary so that the exchange ratio and other conditions of the transaction are negotiated in an independent way.

4.4  It is with noting that, also according to Guidance Opinion 35, the special committee shall be “established in order to negotiate the transaction and submit its recommendations to the board of directors”. Even though it should, based on future events, verify the ascertain the embodiment of such faculty to its full extent, the committee has the necessary powers to do so.

V.   PRELIMINARY CONCLUSIONS AND FOLLOWING STEPS

5.1.  Based on what has been here exposed, I clarify that from an analysis from a corporate law standard, and considering the materials and information that I have received until this moment, the Merger of Shares seems to me regular and adequate to the intents it is aimed at, and there are no reservations on the way it was structured.

5.2.   Likewise, I have no reservations on the composition and performance of the Committee that, from what I can tell up to this moment, has the powers and elements necessary in order to give its opinion, in an independent manner, over the exchange ratio inherent to the merger. Therefore, I see no obstacles so that the Committee is in such position that it can reflect a financial equitable treatment to the controlling and minority shareholders of Natura Cosméticos, as a consequence of a commutative negotiation.

5.3. From now on, under the role of legal advisor of the Committee, I will seek to support its members in the fulfillment of the obligations set forth in CVM’s Guidance Opinion No.35. For such, I will keep track of the performance of its members and will analyze the acts taken and procedures adopted, from their taking part in the meetings and on the analysis of the minutes of such organ, and other documents related in any way.

5.4. And, eventually, once the Committee has ceased its actions, I will issue another letter, updating the present statement and expressing my final conclusions on the adequacy of the performance of its members to the recommendations proposed by CVM and their duties set forth under Corporate Law 6,404/76, as well as the legal adequacy of the Merger of Shares.

Being what fit me for the moment, I subscribe.

Otavio Yazbek

São Paulo, October 7, 2019.

To the members of

Natura Cosméticos S.A.’s Independent Special Committee

A/C: Mr. Gilberto Mifano, Mr. Fabio Colletti Barbosa and Mr. Roberto de Oliveira Marques

Ref.: Complementary statement of the legal advisor

Dear Sirs,

I serve myself to the present, as the legal advisor to the Independent Special Committee of Natura Cosméticos SA (“Independent Committee”), in order to provide further clarification to those I have given in the correspondence sent to it on September 25, 2019 (“First Letter”).

In this correspondence, I reiterate the preliminary conclusions that I presented in the First Letter regarding the structure and composition of the Independent Committee, and describe the actions of its members and advisors until this moment. In the end, I express my understanding of the adequacy of the Independent Committee's performance from the point of view of the applicable rules, in particular the CVM Guidance Opinion No. 35 of September 1, 2008.

In order to avoid unnecessary repetition, capitalized terms in this correspondence which are not defined herein shall have the meaning as attributed to them in the First Letter.

I.   REGULARITY AND ADEQUACY OF THE MERGER OF SHARES AND THE PERFORMANCE OF THE INDEPENDENT COMMITTEE

1.1.  Within the scope of the First Letter, I was able to clarify, still preliminary, that, by the analysis made from the corporate point of view and in view of the material and information that I had previously received, the Merger of Shares seemed to me to be regular and appropriate to the purposes for which it is intended. Therefore, I have not made any reservations about the way in which it was structured.

1.2.  I also did not make any reservations regarding the composition and manner of operation of the Independent Committee. From what I was able to ascertain so far, it had the necessary powers and elements to give an independent opinion on the exchange relationship inherent in that merger. I did not identify, therefore, obstacles to the position of the Independent Committee to be able to reflect a fair financial treatment to controlling and minority shareholders of Natura Cosméticos.

1.3.  Since writing that First Letter until the present moment, having followed as well as advised the Independent Committee's actions, the acts performed by it and the procedures adopted during the period, and in the light of what I have noticed, I see no reason to change my preliminary conclusions, which is the reason why I reiterate them here.

1.4.  Once I have reiterated this point, and as I have already anticipated in the First Letter, as I should do on this occasion, I will next discuss what I could assess about the way the Independent Committee acts. In the end, I will expound on my conclusions about the composition and functioning of this body.

II.   INDEPENDENT COMMITTEE ACTIVITIES AND RELEVANT POINTS

2.1.  Since its constitution, the Independent Committee has met on four occasions, on August 26, September 30, October 1 and October 7, 2019, always with Mr. Moacir

Salzstein as secretary. As will be seen, some of the meetings of informational purposes, were not attended by all the members.

II. 1. The meeting of August 26, 2019

2.2.  At the first meeting, held by videoconference, the Independent Committee was set up and its members were informed about its action and aspects of the proposed transactions. Clarifications were also provided on the accounting treatment of the contribution made to Natura & Co by the controlling shareholders of Natura Cosméticos, and on its tax effects. Additionally, it was decided, among other few matters, to hire technical advisors. At the end of the meeting, among other matters, the binding nature of the recommendation made by the Independent Committee members to the Company's Board of Directors was discussed.

II. 2. The meetings of September 30 and October 1, 2019

2.3.  The second and third meetings were eminently informative, aiming to allow the Independent Committee members to follow up on the work of the advisors.

2.4.  Therefore, the second meeting was held by telephone conference, attended by the technical advisors and Mr. Gilberto Mifano. The third meeting, also held by telephone conference, was attended by Mrs. Gilberto Mifano and Fábio Barbosa, as well as, again, the technical advisors. On these two occasions, the Independent Committee's technical advisors had the opportunity to present, in an organized manner, their impressions of the characteristics of the Merger of Shares.

2.5.  As a legal advisor, I set out my conclusions regarding the functioning of the Independent Committee and the Merger of Shares. I clarified, in the same terms described in the First Letter and reiterated in Section I above, that, from a corporate point of view, the composition, structure and manner of operation of the body are in line with the provisions of CVM Guidance Opinion No. 35 / 2008 and provide Independent Committee members with the full capacity to act in a well-informed, independent (in other words, without conflict) manner and, in the end, to recommend a fair exchange relationship to the minority shareholders of Natura Cosméticos.

2.6.  I also clarified that, although the Transaction had great complexity, only the exchange ratio in the Merger of Shares would be directly under the scope of the Independent Committee's analysis. Naturally, this does not detract from the importance for members to know and take into account the full picture (in other words, the entire sequence of transactions to be performed, including the Merger of Shares as a step).

2.7.  Thereafter, the Independent Committee's accounting advisor, Hirashima & Associados, presented its impressions regarding the accounting for the Merger of Shares, and, above all, about the tax effects of the adopted model, with the creation of the special equity reserve resulting from the Founders (step 1 described in the Material Fact), classified within the capital reserves.

2.8.  On this regard, the members of the Committee discussed on the several implications of each of the alternatives presented in order to account for said tax (also referring to the possibility of distribution of dividends by Natura &Co and the current shareholders of Natura Cosméticos) and requested the financial advisor Hirashima & Associados to reflect in their final statement the analysis of the economic impact to the shareholders of Natura Cosméticos in all of the scenarios discussed, so that, in the following meeting, could discuss over what would be the final recommendation of the Committee to the Board of Directors of the Company.

II.3.  The meeting of October 7, 2019

2.9  At the fourth meeting, all three members of the Independent Committee met via videoconference and resumed their previous discussions, supported by the opinions of their technical advisers. Accordingly, after due discussions and an active and independent appreciation of the exchange ratio, its members decided to recommend to the Board of Directors of Natura Cosméticos that each share of the Company should be replaced by one share of Natura & Co.

2.10.  This was decided due to the Supporting Report prepared by Hirashima, the referred exchange ratio reflects a fair economic treatment to all shareholders of Natura Cosméticos.

2.11.  Furthermore, the members also considered the accounting of income tax to be due as a result of the special equity reserve created in the contribution stage of Natura Cosméticos shares held by the controlling shareholders in Natura & Co. Without prejudice to the consultation that Natura Cosméticos intends to submit to the CVM, the Independent Committee decided to recommend that, regardless of the form the tax will be accounted for, the Company's management take all precautions to mitigate any possible negative impact that may result to the minority shareholders.

III.   CONCLUSIONS

3.1.   Based on all facts exposed above, I understand that the Independent Committee performed its duties on a regular basis, in particular in compliance with the CVM Guidance Opinion No. 35/2008, ensuring that the exchange ratio and other conditions of the Merger of Shares complied with equitable conditions for all shareholders of Natura Cosméticos.

3.2.   The entire process involved the direct participation of its members, who, although could not meet in person at all times, took care to make up for the lack of in person participation through remote participation mechanisms and other forms of interaction. In any event, when the Independent Committee was presented with the details of the operation (first meeting) as well as when the matter was effectively discussed and deliberated, the meetings were attended by all members. In both cases, the three members discussed in detail aspects related to the way their mandate was fulfilled as well as to the operation and the exchange ratio.

3.3.  In this regard, with the assistance of legal and accounting advisors, the members of the Independent Committee informed and discussed, in a thoughtful and independent manner, every aspect of the Merger of Shares in detail, having explored and exhausted every point of attention that arose throughout their discussions.

3.4.  I conclude, in this way, reiterating that, based on my analysis, and in view of the material and information I received, I reiterate that the Merger of Shares seemed regular and adequate for its intended purpose, with no reservations whatsoever. Likewise, by all that has been clarified, I believe that the Independent Committee acted independently and sought all information and all reasonable support - exploring existing alternatives - to finally issue a statement to the Board of Directors that reflects fair treatment to all shareholders of Natura Cosméticos.

Being what fit me for the moment, I subscribe.

Otavio Yazbek

# Apple Project

## Supporting Report
## to the Special Independent Committee

October 2019

HIRASHIMA & ASSOCIADOS

*Confidential and Private Use Report*

Apple Project Supporting Report to the Special Independent Committee October 2019 Confidential and Private Use Report

São Paulo, October 7 , 2019 Natura Cosméticos S . A . Attn .: Special Independent Committee We are honored to submit this draft report relating to our advisory services to the Special Independent Committee conducted in compliance with CVM Guideline # 35/2008. This report is intended to be exclusively used by the Special Independent Committee and shall not be used for any other purposes owing to the specific nature of our work . Hirashima & Associados takes no responsibility for updating this report for events or circumstances occurring after its base date . All amounts of this report are presented in thousand reais (R $ 000 ), except when otherwise noted . We remain at your disposal for any clarifications required. Truly yours, Hirashima & Associados Ltda . Poliana Hespanhol Audit Director 2

Table of Contents Section P a ge Scope and limitation of liability 4 Background information on the operation 5 Comments on the operation 7 Hirashima’s summary understanding based on the previously mentioned documentation 9 Hirashima’s analysis on the operation 10 Hirashima’s conclusion 13 3

Scope and Limitation of Liability 4 Scope Process Scope and objective of our work Natura Cosméticos S . A . (“Natura Cosméticos”) decided to set up a Special Independent Committee to negotiate the exchange ratio of shares, in compliance with CVM Guideline # 35 / 2008 . The Company understands that a Special Independent Committee should be set up to negotiate Natura’s exchange ratio of shares for Natura & Co’s shares, considering that (i) at the time of merger (incorporation) of shares, ‘Natura & Co’s only assets shall be Natura’s shares, in addition to the monetary amount to be used by Natura & Co for payment of income tax to be due as a result of the capital reserve recorded as a result of the contribution of shares’ ; and (ii) ‘the Special Independent Committee is expected to recommend that each Natura share be exchanged with a Natura & Co’s share’ ; In that regard, our role shall be that of advisors to the members of the Committee in relation to the accounting impacts of the merger of shares, as per the structure planned by Natura’s Management . We will review the exchange ratio of shares proposed between Natura Cosméticos and Natura & Co . Limitations Our work was conducted according to Advisory Services Standards established in IBRACON Technical Communication – CT 08 / 2012 . Our advisory services do not represent an audit, limited review or application of agreed - upon procedures that are required to express an opinion on Natura & Co’s historical financial statements, according to audit standards applicable in Brazil, neither does it represent reviews of internal controls or any non - historical information assurance work . To develop our work, all documents and information provided by Natura Cosméticos S . A . were considered as complete, correct and true . Therefore, we did not conduct any independent verification on such information . Advisory and information access process Our work was conducted during the period from September 5 to October 7, 2019. In that period we reviewed the information provided in electronic format by Natura Cosméticos’ management team and through calls with external lawyers and Natura Cosméticos’ controlling shareholders and legal teams to clarify doubts, as well as questions posed by members of the Independent Special Committee.

Natura Cosméticos S.A. (“Natura Cosméticos”) informed on May 22, 2019 on a material fact about the acquisition of Avon Products, Inc. (“Avon”) through a corporate restructuring process involving exchange of shares. A new Holding Company for the group, Natura & Co Holding S.A. (“Natura & Co”) will be the owner of all shares of Natura and Avon, as a result of a corporate restructuring process to be implemented in the context of the Transaction. I . The Combined Company With the consummation of the transaction, Natura & Co will be held by approximately 76% of Natura Cosméticos’ shareholders at the time immediately before the closing and approximately 24% of Avon shareholders at the time immediately before the closing, and their shares will be listed in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa e Balcão in São Paulo (“B 3 ”) . II . Transaction Preparatory Step – Profit Capitalization: Natura Cosméticos held an Extraordinary General Meeting on September 17, 2019 to approve the capitalization of R$ 1,242,165 in profit reserves, through bonuses in new shares to its shareholders. Step 1 – Controlling Shareholders Contribution : The controlling shareholders of Natura Cosméticos that signed the Voting and Support Agreement with Avon, Natura Cosméticos and Natura & Co, and those that later signed the terms of adhesion to such Voting and Support Agreement (“Controlling Shareholders”) shall contribute with Natura & Co’s capital increase (i) its corporate shares of Natura Cosméticos and (ii) an amount in cash to be used by Natura & Co for payment of income tax that might be due on the special corporate reserve with the capital reserves to be recorded as a result of such contribution of shares in exchange of shares of Natura & Co (“Controlling Shareholders Contribution”), as per Technical Note of Prof . Eliseu Martins . The Controlling Shareholders Contribution will be approved by the Controlling Shareholders in an Extraordinary General Meeting of Natura & Co and, in the same Extraordinary General Meeting where the Controlling Shareholders will approve the capitalization of such special corporate reserve . The number of issued and outstanding shares of Natura Cosméticos held by the Controlling Shareholders immediately before the Controlling Shareholders Contribution shall correspond to the same number of Natura & Co shares held by the Controlling Shareholders immediately after the Controlling Shareholders Contribution . 5 Background information on the operation

Step 2 – Merger of Company Shares : After the implementation of the Controlling Shareholders Contribution, all Company shares not held by Natura & Co will be merged by Natura & Co, and a Natura Cosméticos shall become a direct wholly - owned subsidiary of Natura & Co (“Merger of Shares”) . Natura Cosméticos will no longer be listed in B 3 but will keep category B of CVM registration . Immediately after the Controlling Shareholders Contribution, an Extraordinary General Meeting of Natura Cosméticos shall be called and held to deliberate on (i) Merger of Shares and (ii) Mergers (as described below) . The same matters shall be deliberated upon in the Extraordinary General Meeting of Natura & Co . In that phase, dissenting shareholders of Natura Cosméticos will have the right of withdrawal, based on the Company’s net book value . Step 3 – Avon Mergers : An indirect wholly - owned subsidiary of Natura & Co, incorporated as an American shell company (Sub II Merger) will be merged with Avon, in that Avon will be the surviving company and, subsequently, a direct wholly - owned subsidiary of Natura & Co and holder of one hundred percent ( 100% ) of shares . Sub II Merger, also incorporated as an American shell company (Sub I Merger) will be merged with Natura & Co, in that Natura & Co will be the surviving company (jointly, the “Mergers”) . As a result of the Mergers, Avon will become a direct wholly - owned subsidiary of Natura & Co and Avon shareholders will receive a Consideration for the Merger . 6 Background information on the operation

Engagement of financial advisors Hirashima was engaged as the accounting advisor for the Special Independent Committee to issue an opinion about the exchange ratio of shares between Natura Cosméticos and Natura & Co . Starting from Step 3 , as described above, Hirashima will no longer be involved in the operation . Clarifications provided by Natura Cosméticos to CVM (Brazilian SEC) Natura Cosméticos considers that Natura & Co, as the new controlling Holding Company for the Natura group, was incorporated by the Company’s Controlling Shareholders, and such Controlling Shareholders shall contribute with the ownership of company shares held by them, in a transaction between Natura & Co and such shareholders . Considering that this is a corporate restructuring process involving entities under common control, there is not an acquiring business ; therefore the method of acquisition, as defined in CPC 15 (R 1 ) – Business Combinations does not apply to Step 1 – Controlling Shareholders Contribution, and Step 2 – Merger of Company Shares, described below . The transactions of combinations under common control are recorded at their historical book values . CPC 15 (R 1 ) – Business Combinations applies only to Step 3 – Avon Mergers, when, as a result of mergers, Avon will become a wholly - owned subsidiary of Natura & Co and Avon shareholders will become Natura & Co shareholders (or, at their discretion, holders of American Depositary Shares (ADSs) of Natura & Co, each representing a share of Natura & Co . Natura Cosméticos, supported on the Technical Note issued by Professor Eliseu Martins, is in phase of discussion with Independent Accountants of Natura Cosméticos (KPMG) regarding the accounting impacts of the matters addressed in such study . 7 Comments on the operation

Technical Note issued by Professor Eliseu Martins We requested Professor Eliseu Martins to provide us with his understanding about the items below: a) Existence (or not) of a capital transaction in the incorporation of Natura & Co.; b) Nature of the reserve to be recorded in the incorporation of Natura & Co., when reviewed according to the provisions of the Law of Corporations ( Lei das S/As ); c) How to record income tax that might assess on that special corporate reserve, and its reimbursement by shareholders; d) Possibility (or not) for Natura & Co. to adopt a procedure in its individual balance sheet and another in the consolidated balance sheet, especially the generation of different shareholders’ equity; The complete Technical Note was made available to Committee advisors and will not be reproduced in this report. 8 Comments on the operation

➢ Pricing of the Capital Increase paid in by Controlling Shareholders: • The Project assumes that the Controlling Shareholders will pay in the Capital of Natura & Co. based on the “cost of the investment” in Natura Cosméticos. The transaction will be conducted as “contribution of shares” in capital increase; • • Such amounts are substantially lower than the book value of Natura Cosméticos shares; Later, as planned, Natura & Co. recognizes the need for a complementary assessment of Natura Cosméticos shares, with debit to the Investments account, and credit to a similar account for Capital Reserve, as instructed by Professor Eliseu Martins. ➢ Capital increase paid in by the Controlling Shareholders: • It is unquestionable that the amount credited to such “Special Corporate Reserve” shall be subjected to an addition to the Net Income for purposes of determining the Taxable Profit; • However, in the documents relating to the reorganization, the criterion of not adding such “Special Corporate Reserve” to the Net Income, for purposes of determining the “Adjusted Result”, was adopted ; • Natura Cosméticos Management, based on a legal opinion of its tax advisors, understands that the Investments account would be subject to Corporate Tax - IRPJ (25%), generating a Provision estimated at R$ 152 million. Hirashima’s summary understanding based on the previously mentioned documentation 9

In operations of merger of shares, we are usually required to determine the ratio of exchange between the shareholders of the companies involved . Determining this exchange ratio is always a delicate procedure, because it will determine the exchange ratio among the shareholders of the new equity and the distribution of powers among such shareholders . The exchange ratio consists in matching the equity of the Companies involved in a certain corporate operation, for the purpose of determining the amount of the investment made by a certain shareholder in a Company to be equivalent in the other company, once the intended operation is formalized. CVM Guideline # 35 , of September 2 , 2008 , recommends the observance of certain procedures by Managers of Publicly Held Companies in the event of implementation of corporate operations (mergers and acquisition of shares), involving a controlling company (parent company) and its associated company and/or companies under common control, in order to rule out the risk of establishing an exchange ratio that is non - commutative between the parties, which might be characterized as non - compliance with a fiduciary duty . The reason is that in mergers of shares deliberated under a context of control there is a greater risk for the exchange ratio proposed by the management not being commutative, considering that the interest of Companies is subject to a same controlling shareholder . Because the exchange ratio is a matter of a business nature to be established by the Management and approved by majority shareholders, it is expected that both the Management and majority shareholders observe the limitations imposed by the Law of Corporations . Therefore, such Guideline provided certain recommendations that are supplementary to the fiduciary duties provided in the Law of Anonymity, for the purpose of serving as guideline for the performance of the Management Team in a specific context . Such recommendations consist in the adoption, by the Management, of some procedures and actions that consist in : (i) Effective negotiation, by the parties, of the terms and conditions of the operation and the best exchange ratio ; (ii) Disclosure of a material fact, informing the market about the negotiations from their start ; (iii) Documentation of deliberations and negotiations so that they can be investigated later ; (iv) Assessing the adequacy for hiring legal and financial advisors that are independent in relation to the controlling shareholder and properly paid ; (v) Rejection of the operation by the Management, in the event its terms prove to be unsatisfactory ; and (vi) Providing the other shareholders with all the documentation supporting the Management’s decision . Hirashima’s analysis on the operation 10

Also, as an alternative for the implementation of the proposed operation, CVM recommends the setting up of a Special Independent Committee that will be responsible for negotiating and providing its recommendations to the proper entity . It should be pointed out that such recommendations issued by CVM consist in an exemplary and not exhaustive role . For this reason, the Management may, at its sole discretion, establish other mechanisms that are not expressly provided in Guideline # 35 , and that are understood to be sufficient to support the operation materialization (or not) . Financial information of Natura Cosméticos S . A .: Hirashima’s analysis on the operation 11 Source: Balance Sheets available on the CVM website on 12/31/2018 and 6/30/2019 Source: https://br.advfn.com/bolsa - de - valores/bovespa/natura - NATU3/historico/mais - dados - historicos?current=0&Date1=17/11/18&Date2=31/12/2018 Notes: (a) Market values correspond to the closing price on December 31, 2018, June 28, 2019 and September 20, 2019; (b) Amounts according to the Minutes of the Extraordinary General Meeting held on September 17, 2019; (c) The book value of the share refers to the balance of shareholders' equity as of December 31, 2018, adjusted by the bonuses occurred on September 17, 2019. Amounts in R$ thousand 12/31/2018 06/30/2019 September/ 2019 (b) Share capital 427 , 07 3 451 , 31 5 1 , 711 , 13 8 Equity capital 2 , 574 , 10 2 2 , 699 , 13 9 N/D Number of shares 431 , 239 , 26 4 431 , 964 , 35 5 865 , 142 , 45 6 Equity value 5 . 969 1 6 . 248 5 N/D Equity value - adjusted share (c) 2 . 975 4 2 . 975 4 2 . 975 4 Market value - share (a) 45.00 56 . 2 6 35 . 8 8

# Hirashima's analysis on the operation

**Information on the number of shares of Controlling shareholders:**

| Controlling Shareholders | Number of Shares | % in total ratio | % of total shares Natura |
|---|---|---|---|
| Antonio Luiz da Cunha Seabra | 199,151,684 | *40.20%* | *23.02%* |
| Guilherme Peirão Leal | 99,342,778 | *20.05%* | *11.48%* |
| Felipe Pedroso Leal | 45,349,492 | *9.15%* | *5.24%* |
| Ricardo Pedroso Leal | 45,349,492 | *9.15%* | *5.24%* |
| Norma Regina Pinotti | 35,156,064 | *7.10%* | *4.06%* |
| Pedro Luiz Barreiros Passos | 26,231,646 | *5.30%* | *3.03%* |
| Maria Heli Dalla Colleta de Mattos | 24,305,810 | *4.91%* | *2.81%* |
| Vinicius Pinotti | 5,859,936 | *1.18%* | *0.68%* |
| Fabricius Pinotti | 5,859,936 | *1.18%* | *0.68%* |
| Gustavo Dalla Colleta de Mattos | 4,367,930 | *0.88%* | *0.50%* |
| Fábio Dalla Colleta de Mattos | 4,367,930 | *0.88%* | *0.50%* |
| Passos Participações S.A. | 50,670 | *0.01%* | *0.01%* |
| Lucia Helena Rios Seabra | 92 | *0.00%* | *0.00%* |
| **Total** | **495,393,460** | **100.00%** | **57.26%** |

*Source: Corporate acts*

HIRASHIMA & ASSOCIADOS

12

Information on the number of shares of Controlling shareholders: Hirashima’s analysis on the operation 12 Source: Corporate acts Controlling Shareholders Number of Shares % in total ratio % of total shares Natura Antonio Luiz da Cunha Seabra 199 , 151 , 68 4 40 . 20% 23 . 02 % Guilherme Peirão Leal 99 , 342 , 77 8 20 . 05% 11 . 48 % Felipe Pedroso Leal 45 , 349 , 49 2 9 . 15% 5 . 24 % Ricardo Pedroso Leal 45 , 349 , 49 2 9 . 15% 5 . 24 % Norma Regina Pinotti 35 , 156 , 06 4 7 . 10% 4 . 06 % Pedro Luiz Barreiros Passos 26 , 231 , 64 6 5 . 30% 3 . 03 % Maria Heli Dalla Colleta de Mattos 24 , 305 , 81 0 4 . 91% 2 . 81 % Vinicius Pinotti 5 , 859 , 93 6 1 . 18% 0 . 68 % Fabricius Pinotti 5 , 859 , 93 6 1 . 18% 0 . 68 % Gustavo Dalla Colleta de Mattos 4 , 367 , 93 0 0 . 88% 0 . 50 % Fábio Dalla Colleta de Mattos 4 , 367 , 93 0 0 . 88% 0 . 50 % Passos Participações S.A. 50 , 67 0 0 . 01% 0 . 01 % Lucia Helena Rios Seabra 92 0 . 00% 0 . 00 % Total 495 , 393 , 46 0 100 . 00% 57 . 26%

1 ) Scenario considering the suggestion of the Technical Note issued by Professor Eliseu Martins Before the capital inflow of Natura &Co’s Controlling Shareholders, there was a share capital increase in Natura Cosméticos amounting to R $ 1 , 242 , 165 , 000 . 00 , with bonuses in shares, at no cost to shareholders, through capitalization of part of the balance of the Profit Reserve Account of Natura Cosméticos, under the terms of article 169 of Law 6404 / 76 , with the issuance of 432 , 571 , 228 common nominative shares, at no par value, that were assigned to the shareholders, as bonus, in the proportion of 1 new share for each common share already held on the base date of September 17 , 2019 . Natura Cosméticos holds common shares only . 13 Hirashima’s conclusion Source : Informations Natura Cosméticos S . A . The Controlling Shareholders will pay in addition to their shares of Natura Cosméticos capital, the amount of cash to be used to pay Natura & Co for income tax due on the difference between the contribution cost and the equity value of their interest in Natura Cosméticos, which will be recorded as a special equity reserve (“Controlling Shareholders Contribution”), according to Eliseu Martins . Assuming none of the shareholder exercise the right of withdrawal on the merger, the final amount of shares held by each shareholder will remain the same . The exchange ratio will be one Natura Cosméticos share for each Natura & Co share . Thus, each shareholder in Natura Cosméticos will receive a number of common shares from Natura & Co . representing an interest in its total and voting capital identical to the interest held by such shareholder in the Company at the time immediately prior to the Merger of Shares, without any dilution or change in its direct or indirect equity interest . Quantity shares Increase amount Share capital Balance on 12/31/2018 431 , 239 , 26 4 - 427 , 07 3 Additions until 6/30/2019 725 , 09 1 24 , 24 2 451 , 31 5 Additions until 9/16/2019 606 , 87 3 17 , 65 8 468 , 97 3 Bonus 9/17/2019 432 , 571 , 22 8 1 , 242 , 16 5 1 , 711 , 13 8 Balance on 09/17/2019 865 , 142 , 45 6 1 , 242 , 16 5 1 , 711 , 13 8 Source: Calculated Hirashima Number of Shares Natura Cosméticos before transaction Contribute in Natura &Co. Final Natura &Co. Controlling Shareholders 495 , 393 , 46 2 495 , 393 , 46 2 495 , 393 , 46 2 Others Shareholders 369 , 748 , 99 4 369 , 748 , 99 4 369 , 748 , 99 4 Total 865 , 142 , 45 6 865 , 142 , 45 6 865 , 142 , 45 6

2) Scenario considering KPMG’s position According to Natura Cosméticos Management, its external auditors, KPMG, made a different statement regarding the accounting suggested by the Technical Note issued by Professor Eliseu Martins. KPMG understands that, although there are arguments supporting the accounting in equity, as suggested by Professor Eliseu Martins in his Technical Note, the most appropriate way would be to accont the income tax levied on the Special Equity Reserve directly in Natura & Co's P&L. Initally, prior to the Contribution of the Controlling Shareholders and the Merger of Shares, Natura & Co. will have no distributable profits or profit reserves. When a contribution from the controlling shareholders occurs (expected on November 13, 2019), Natura & Co. will earn equity income corresponding to the equity interest of at least 54.35% and up to approximately 57.3% of Natura's capital stock. Cosmetics From the consummation of the Merger of Shares, this equity accounting will be 100% of Natura Cosméticos' P&L. Therefore, regardless of the form of accounting that was adopted, the ability to distribute dividends or interest on equity to Natura & Co. shareholders related to Natura Cosméticos P&L during the fiscal year of 2019 will be impacted as a result of the proposed corporate shareholding restructuring. The eventual accounting of loss, resulting from the recording of income tax on a Special Equity Reserve directly to Natura & Co.'s income, as well as other expenses that were recognized as part of the corporate shareholding restructuring, will affect the ability to distribute income of shareholders, although not for absorbed by profits, reserves or capital reduction as provided by law. The management of Natura Cosméticos and Natura & Co., in order to mitigate the impacts on dividend distribution to the current shareholders of Natura Cosméticos, consider some alternatives (illustrations of the accounting entries on the base dates of 03/31/2019 and 30 / 06/2019 are in Appendix II and III): a) Distributing interest on equity capital (JCP) before the contribution of the controlling shareholders' shares; b) Absorption of the balance of accumulated losses existing at Natura & Co on December 31, 2019 at the Annual Shareholders' Meeting of 2020, through the use of the Capital Reserve that is intended to be formed already at the share contribution stage (as authorized in article 200, I SA Law); c) The distribution by Natura & Co., In subsequent years, of an amount higher than the mandatory dividend of 30% of adjusted net income provided for in Natura & Co .'s By - Laws, in order to offset any distribution of less than 30% of adjusted net income that may to be determined by Natura Cosméticos in the fiscal year 2019. 14 Hirashima’s conclusion

2 ) Scenario considering KPMG’s position (cont . ) The eventual reduction of dividends by Natura & Co does not impact the economic value of the shares or the exchange ratio in the merger of shares because the Controlling Shareholders would contribute, in a continuous act to the payment of the shares, in the form of capital increase, equivalent cash amount . the amount of income tax payable, without issuance of new shares . Other non - controlling shareholders will not pay this financial disbursement if it is actually required . Natura Cosméticos Management intends to consult the Brazilian Securities and Exchange Commission (CVM) about the accounting method suggested by KPMG, for the purposes of the preparation of the financial statements as of December 31 , 2019 . The following pages illustrate the effect on Natura & Co . 's balance sheet, considering that the transaction took place on March 31 , 2019 or June 30 , 2019 , in the two accounting models previously treated (Technical Note issued by Professor Eliseu Martins and KPMG) . In both scenarios, for the base dates used, the final balance of the investment in Natura & Co . confers with Natura Cosméticos' Equity before the transactions . In the scenarios below, the effect of JCP on the value of shares contributed by the Controlling Shareholders was not considered, nor the absorption of the loss of the year against the Capital Reserve (according to the scenario proposed by KPMG) . 15 Hirashima’s conclusion

# Hirashima' conclusion

| Group | Balance on 03/31/19 | Balance on 06/30/19 |
|---|---|---|
| Assets | 11,676,155 | 12,024,262 |
| Liability | 8,942,302 | 9,325,123 |
| Equity capital | 2,733,853 | 2,699,139 |

Financial Statements Natura &Co. (in thousands of reais)

| Assets | Balance Prof. Eliseu | Balance KPMG | Liability | Balance Prof. Eliseu | Balance KPMG |
|---|---|---|---|---|---|
| Cash | 152,132 | 152,132 | Tax | 152,132 | 152,132 |
| Investiment | 1,565,758 | 1,565,758 | | | |
| **Total Assets** | **1,717,890** | **1,717,890** | **Equity Capital** | **1,565,758** | **1,565,758** |
| | | | Share capital | 1,565,758 | 495,393 |
| | | | Capital Reserve | - | 613,970 |
| | | | Special Reserve | - | 608,527 |
| | | | Loss | - | (152,132) |
| | | | **Total Liability + Equity** | **1,717,890** | **1,717,890** |

| Assets | Balance Prof. Eliseu | Balance KPMG | Liability | Balance Prof. Eliseu | Balance KPMG |
|---|---|---|---|---|---|
| Cash | 152,132 | 152,132 | Tax | 152,132 | 152,132 |
| Investiment | 2,733,853 | 2,733,853 | | | |
| **Total Assets** | **2,885,985** | **2,885,985** | **Equity Capital** | **2,733,853** | **2,733,853** |
| | | | Share capital | 2,733,853 | 1,663,488 |
| | | | Capital Reserve | - | 613,970 |
| | | | Special Reserve | - | 608,527 |
| | | | Loss | - | (152,132) |
| | | | **Total Liability + Equity** | **2,885,985** | **2,885,985** |

HIRASHIMA & ASSOCIADOS
16

16 Hirashima’ conclusion Illustration of the effects on the balance sheets of Natura Cosmeticos and Natura & Co. Balance Sheet Natura Cosmeticos (in thousands of reais) - before any operation Group Balance on 03/31/19 Balance on 06/30/19 Assets 11 , 676 , 15 5 12 , 024 , 26 2 Liability 8 , 942 , 30 2 9 , 325 , 12 3 Equity capital 2 , 733 , 85 3 2 , 699 , 13 9 Financial Statements Natura &Co. (in thousands of reais) 1) Situation after the Controlling Shareholders' contribution (considering the base date of 03/31/2019) Contribution of controlling shares, constitution of Special Reserve, contribution of cash balance for payment of income tax and capitalization of Special Reserve) 2) Incorporation of the remaining shares of Natura Cosméticos (considering the base date of 03/31/2019). Assets Balance Prof. Eliseu Balance KPMG Liability Balance Prof. Eliseu Balance KPMG Cash 152 , 13 2 152 , 13 2 Tax 152 , 13 2 152 , 13 2 Investiment 1 , 565 , 75 8 1 , 565 , 75 8 Total Assets 1 , 717 , 89 0 1 , 717 , 89 0 Equity Capital 1 , 565 , 75 8 1 , 565 , 75 8 Share capital 1 , 565 , 75 8 495 , 39 3 Capital Reserve - 613 , 97 0 Special Reserve - 608 , 52 7 Loss - (152,132) Total Liability + Equity 1 , 717 , 89 0 1 , 717 , 89 0 Assets Balance Prof. Eliseu Balance KPMG Liability Balance Prof. Eliseu Balance KPMG Cash 152 , 13 2 152 , 13 2 Tax 152,132 152,132 Investiment 2 , 733 , 85 3 2 , 733 , 85 3 Total Assets 2 , 885 , 98 5 2 , 885 , 98 5 Equity Capital 2,733,853 2,733,853 Share capital 2,733,853 1,663,488 Capital Reserve - 613,970 Special Reserve - 608,527 Loss - (152,132) Total Liability + Equity 2,885,985 2,885,985

# Hirashima' conclusion

| Group | Balance on 03/31/19 | Balance on 06/30/19 |
|---|---|---|
| Assets | 11,676,155 | 12,024,262 |
| Liability | 8,942,302 | 9,325,123 |
| Equity capital | 2,733,853 | 2,699,139 |

Financial Statements Natura &Co. (in thousands of reais)

| Assets | Balance Prof. Eliseu | Balance KPMG | Liability | Balance Prof. Eliseu | Balance KPMG |
|---|---|---|---|---|---|
| Cash | 147,161 | 147,161 | Tax | 147,161 | 147,161 |
| Investment | 1,545,876 | 1,545,876 | | | |
| **Total Assets** | **1,693,038** | **1,693,038** | **Equity Capital** | **1,545,876** | **1,545,876** |
| | | | Share capital | 1,545,876 | 495,393 |
| | | | Capital Reserve | | 608,999 |
| | | | Special Reserve | - | 588,645 |
| | | | Loss | | (147,161) |
| | | | **Total Liability + Equity** | **1,693,038** | **1,693,038** |

| Assets | Balance Prof. Eliseu | Balance KPMG | Liability | Balance Prof. Eliseu | Balance KPMG |
|---|---|---|---|---|---|
| Cash | 147,161 | 147,161 | Tax | 147,161 | 147,161 |
| Investment | 2,699,139 | 2,699,139 | | | |
| **Total Assets** | **2,846,300** | **2,846,300** | **Equity Capital** | **2,699,139** | **2,699,139** |
| | | | Share capital | 2,699,139 | 1,648,656 |
| | | | Capital Reserve | | 608,999 |
| | | | Special Reserve | - | 588,645 |
| | | | Loss | | (147,161) |
| | | | **Total Liability + Equity** | **2,846,300** | **2,846,300** |

HIRASHIMA & ASSOCIADOS

17

17 Hirashima’ conclusion Illustration of the effects on the balance sheets of Natura Cosmeticos and Natura & Co. Balance Sheet Natura Cosmeticos (in thousands of reais) - before any operation Group Balance on 03/31/19 Balance on 06/30/19 Assets 11 , 676 , 15 5 12 , 024 , 26 2 Liability 8 , 942 , 30 2 9 , 325 , 12 3 Equity capital 2 , 733 , 85 3 2 , 699 , 13 9 Financial Statements Natura &Co. (in thousands of reais) 1) Situation after the Controlling Shareholders' contribution (considering the base date of 06/30/2019) Contribution of controlling shares, constitution of Special Reserve, contribution of cash balance for payment of income tax and capitalization of Special Reserve) 2) Incorporation of the remaining shares of Natura Cosméticos (considering the base date of 06/30/2019). Assets Balance Prof. Eliseu Balance KPMG Liability Balance Prof. Eliseu Balance KPMG Cash 147 , 16 1 147 , 16 1 Tax 147 , 16 1 147 , 16 1 Investiment 1 , 545 , 87 6 1 , 545 , 87 6 Total Assets 1 , 693 , 03 8 1 , 693 , 03 8 Equity Capital 1 , 545 , 87 6 1 , 545 , 87 6 Share capital 1 , 545 , 87 6 495 , 39 3 Capital Reserve 608 , 99 9 Special Reserve - 588 , 64 5 Loss (147,161) Total Liability + Equity 1 , 693 , 03 8 1 , 693 , 03 8 Assets Balance Prof. Eliseu Balance KPMG Liability Balance Prof. Eliseu Balance KPMG Cash 147 , 16 1 147 , 16 1 Tax 147,161 147,161 Investiment 2 , 699 , 13 9 2 , 699 , 13 9 Total Assets 2 , 846 , 30 0 2 , 846 , 30 0 Equity Capital 2,699,139 2,699,139 Share capital 2,699,139 1,648,656 Capital Reserve 608 , 99 9 Special Reserve - 588,645 Loss (147,161) Total Liability + Equity 2,846,300 2,846,300

Right of Withdrawal : As provided in articles 252 , paragraph 2 and 137 , paragraph 1 of the Brazilian Law of Corporations, the right of withdrawal will be guaranteed to the shareholders of Natura Cosméticos who do not vote in favor of the Merger of Shares, who abstain from voting or who do not vote or attend the relevant Extraordinary General Meeting, and expressly express their intention to exercise the right of withdrawal, within thirty (30) days from the date of publication of the minutes of the Extraordinary General Meeting approving the Merger of Shares . Dissenting shareholders will be entitled to reimbursement of the shares they held, demonstrably and without interruption, from May 22 , 2019 (inclusive) until the effective date of the exercise of the right of withdrawal, as well as the bonus shares attributed to those shares in the Extraordinary General Meeting held on September 17 , 2019 . The amount to be paid as reimbursement of the shares will be equivalent to the net equity value of the Natura Cosméticos share as of December 31 , 2018 , according to Natura Cosméticos' approved financial statements at the Annual General Meeting held on April 12 , 2019 , adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of September 17 , 2019 , without prejudice to the right to draw up a special balance sheet in accordance with applicable law . The payment of the redemption value of the shares will depend on the consummation of the Merger of Shares, pursuant to art . 230 of the Law of Corporations . The exchange ratio does not harm minority shareholders, since there is no change in the shareholding position before or after the incorporation of shares . If the shareholder (other than the Controlling Shareholders) does not agree to the transaction, they will be entitled to receive the equivalent of their interest, based on the book value used to calculate the paid - in shares in Natura & Co . In addition, Natura Cosméticos' Management, in order to establish a fair share exchange for all shareholders, without prejudice to either party, took the following main measures : 18 - - - - - Disclosure of Material Facts mentioning key information involving the steps of the Corporate Restructuring with Avon; Hiring specialists to prepare Natura Cosméticos Corporate Reports; Hiring an accounting specialist to determine the accounting method for paid - in shares at Natura & Co ; Determining the setting up of the Independent Special Committee (including Gilberto Mifano, Fábio Colleti Barbosa and Roberto de Oliveira Marques and hiring of the advisors of the (i) accounting committee: Hirashima & Associados and (ii) legal committee: Yazbek Advogados; Specific letters sent to CVM to inform of the entire operation. Hirashima’s conclusion

5) Reserva patrimonial resultante é capitalizada.

| Capital Social | | Investimento | | Reserva Patrimonial Especial | | IRPJ a Pagar | | Caixa | |
|---|---|---|---|---|---|---|---|---|---|
| | 925.595 | 925.595 | | | | | | | |
| | | 695.580 | | | 695.580 | | | | |
| | | | | 173.895 | | | 173.895 | | |
| | 173.895 | | | | | | | 173.895 | |
| | 521.685 (5) | | | (5) 521.685 | | | | | |
| | **1.621.175** | **1.621.175** | | - | - | | **173.895** | **173.895** | |

6) O restante das ações da Natura Cosméticos é incorporado pela Natura &Co Holding, a valor de laudo de avaliação patrimonial contábil.

| Capital Social | | Investimento | | Reserva Patrimonial Especial | | IRPJ a Pagar | | Caixa | |
|---|---|---|---|---|---|---|---|---|---|
| | 925.595 | 925.595 | | | | | | | |
| | | 695.580 | | | 695.580 | | | | |
| | | | | 173.895 | | | 173.895 | | |
| | 173.895 | | | | | | | 173.895 | |
| | 521.685 | | | 521.685 | | | | | |
| | 1.112.678 (6) | (6) 1.112.678 | | | | | | | |
| | **2.733.853** | **2.733.853** | | - | - | | **173.895** | **173.895** | - |

7) Troca de ações com Avon, através da incorporação da Merger Sub I: combinação de negócios, pelo valor econômico da Avon.

| Capital Social | | Investimento | | Reserva Patrimonial Especial | | IRPJ a Pagar | | Caixa | |
|---|---|---|---|---|---|---|---|---|---|
| | 925.595 | 695.580 | | | | | | | |
| | | 925.595 | | | 695.580 | | | | |
| | | | | 173.895 | | | 173.895 | | |
| | 173.895 | | | | | | | 173.895 | |
| | 521.685 | | | 521.685 | | | | | |
| | 1.112.678 | 1.112.678 | | | | | | | |
| | 7.500.000 (7)** | (7)* 9.500.000 | | | | | | | 2.000.000 (7)*** |
| | **10.233.853** | **12.233.853** | | - | - | | **173.895** | | **1.826.105** |

(*) Valor da contraprestação paga. No consolidado será alocado às rubricas específicas.
(**) Ações emitidas para pagamento dos acionistas da Avon. Parte do saldo poderá ser registrado em reserva de capital, ilustrado aqui em sua totalidade na rubrica Capital Social.
(***) Pagamento das ações preferenciais da Avon Products Inc, em caixa.

HIRASHIMA & ASSOCIADOS
19

Appendix – Description of accounting entries suggested by Prof. Eliseu Martins 19

*Não ilustrado*

| | Investimento | | |
|---|---|---|---|
| ´(1.1) | 957.231,37 | | |
| ´(1.2) | 608.526,74 | | |

| | Capital Social | | |
|---|---|---|---|
| | | 495.393,46 | ´(1.1) |

| | Reserva Capital | | |
|---|---|---|---|
| | | 461.837,91 | ´(1.1) |

| | Reserva Especial | | |
|---|---|---|---|
| | | 608.526,74 | ´(1.2) |

| | Caixa | | |
|---|---|---|---|
| ´(2) | 152.131,69 | | |

| | IR a Recolher | | |
|---|---|---|---|
| | | 152.131,69 | ´(3) |

| | Reserva Capital | | |
|---|---|---|---|
| | | 461.837,91 | ´(1.1) |
| | | 152.131,69 | ´(2) |

| | Despesa com IR | | |
|---|---|---|---|
| ´(3) | 152.131,69 | | |

| | Investimento | | |
|---|---|---|---|
| ´(1.1) | 957.231,37 | | |
| ´(1.2) | 608.526,74 | | |
| ´(4) | 100.000,00 | | |

| | Resultado Equiv. Patrimonial | | |
|---|---|---|---|
| | | 100.000,00 | ´(4) |

*Este lançamento acontecerá em 2020.*

| | Reserva Capital | | |
|---|---|---|---|
| ´(5) | 52.131,69 | 461.837,91 | ´(1.1) |
| | | 152.131,69 | ´(2) |
| | | **561.837,91** | |

| | Reserva Especial | | |
|---|---|---|---|
| | | 608.526,74 | ´(1.2) |
| | | **608.526,74** | |

| | Resultado exercício | | |
|---|---|---|---|
| ´(3) | 152.131,69 | 100.000,00 | ´(4) |
| | | 52.131,69 | ´(5) |
| | - | - | |

HIRASHIMA & ASSOCIADOS

20

Appendix – Description of accounting entries suggested by Prof. Eliseu Martins c) A contabilização da parcela em dinheiro e o IR a recolher estão demonstrados abaixo:  (5)  ( 1 . 1 ) 608 . 526 , 7 4  ( 1 . 2 )  (3) 152 . 131 , 6 9  (2) 100.000,00  (4) 52.131,69  (5) 608 . 526 , 7 4 - - a) Distribuição de JCP (Juros sobre capital próprio) antes da contribuição das ações dos Acionistas Controladores; Não ilustrado b) Acionistas Controladores efetuarão um Aumento de Capital em ações da Natura Cosméticos e dinheiro equivalente ao valor do IRPJ devido sobre a Reserva Especial, sendo que, do preço de subscrição, R$ 1,00 será destinado à conta do Capital Social, e o restante será registrado em conta de Reserva Especial. Os efeito da parcela em dinheiro e do IR a recolher estão demonstrados no item "c"; d) Reconhecimento na Natura &Co pela equivalência patrimonial sobre a Natura Cosméticos até 31/12/2019 ; Exemplo Resultado originado equivalência Natura Cosméticos = > R$ 100.000,00 em 31/12/2019. Investimento Resultado Equiv. Patrimonial 100.000,00  (4) e) Absorção do saldo de prejuízos acumulados existente na Natura &Co em 31 de dezembro de 2019, mediante utilização da Reserva de Capital Este lançamento acontecerá em 2020. Reserva Capital Reserva Especial Resultado exercício  ( 1 . 1 ) 957 . 231 , 3 7  ( 1 . 2 ) 608 . 526 , 7 4  (4) 100 . 000 , 0 0 52.131,69 461.837,91 152.131,69 561.837,91 Investimento Capital Social Reserva Capital Reserva Especial  ( 1 . 1 ) 957.231,37 495.393,46  (1.1) 461.837,91  (1.1) 608.526,74  (1.2)  ( 1 . 2 ) 608.526,74 Caixa IR a Recolher Reserva Capital Despesa com IR  (2) 152.131,69 152.131,69  (3) 461 . 837 , 9 1  (1.1)  (3) 152.131,69 152 . 131 , 6 9  (2) 20

*Not illustrated*

Investment

| | Debit | Credit | |
|---|---|---|---|
| ´(1.1) | 957,231.37 | | |
| ´(1.2) | 608,526.74 | | |

Share Capital

| | Debit | Credit | |
|---|---|---|---|
| | | 495,393.46 | ´(1.1) |

Capital Reserve

| | Debit | Credit | |
|---|---|---|---|
| | | 461,837.91 | ´(1.1) |

Special Reserve

| | Debit | Credit | |
|---|---|---|---|
| | | 608,526.74 | ´(1.2) |

Cash

| | Debit | Credit | |
|---|---|---|---|
| ´(2) | 152,131.69 | | |

Tax

| | Debit | Credit | |
|---|---|---|---|
| | | 152,131.69 | ´(3) |

Capital Reserve

| | Debit | Credit | |
|---|---|---|---|
| | | 461,837.91 | ´(1.1) |
| | | 152,131.69 | ´(2) |

IR expensive

| | Debit | Credit | |
|---|---|---|---|
| ´(3) | 152,131.69 | | |

Investment

| | Debit | Credit | |
|---|---|---|---|
| ´(1.1) | 957,231.37 | | |
| ´(1.2) | 608,526.74 | | |
| ´(4) | 100,000.00 | | |

Equity equivalence

| | Debit | Credit | |
|---|---|---|---|
| | | 100,000.00 | ´(4) |

*This release will take place in 2020.*

Capital Reserve

| | Debit | Credit | |
|---|---|---|---|
| ´(5) | 52,131.69 | 461,837.91 | ´(1.1) |
| | | 152,131.69 | ´(2) |
| | | **561,837.91** | |

Special Reserve

| | Debit | Credit | |
|---|---|---|---|
| | | 608,526.74 | ´(1.2) |
| | | **608,526.74** | |

Income Statement

| | Debit | Credit | |
|---|---|---|---|
| ´(3) | 152,131.69 | 100,000.00 | ´(4) |
| | | 52,131.69 | ´(5) |
| | - | - | |

HIRASHIMA & ASSOCIADOS

21

Appendix II - Illustration Hirashima accounting entries with examples from 31/03/2019 c) Cash portion accounting and income tax payable are shown below:  (2) 152,131.69  (3) 461,837.91  (1.1)  (3) 152,131.69 100,000.00  (4)  (1.1)  (1.2)  (4) 957,231.37 608,526.74 100,000.00  (5)  (1.1) 608,526.74  (1.2)  (3) 152,131.69  (2) 100,000.00  (4) 52,131.69  (5) 608 , 526 . 7 4 - - 152,131.69  (2) d) Recognition at Natura & Co for the equity income of Natura Cosméticos until 12/31/2019; Example Result originated from equivalence Natura Cosmeticos => R $ 100,000.00 on 12/31/2019. Investment Equity equivalence e) Absorption of the balance of accumulated losses existing at Natura & Co on December 31, 2019, using the Capital Reserve: This release will take place in 2020. Capital Reserve Special Reserve Income Statement a) Distributing interest on equity capital (JCP) before the contribution of the controlling shareholders' shares; Not illustrated b) Controlling Shareholders will make a Capital Increase in Natura Cosméticos shares and cash equivalent to the amount of IRPJ due on the Special Reserve, of which, from the subscription price, R $ 1.00 will be allocated to the Capital Stock account, and the remainder will be registered in a Special Reserve account. The effects of the cash installment and income tax payable are shown in item "c"; Cash Tax 152,131.69 Capital Reserve IR expensive 52,131.69 461,837.91 152,131.69 561,837.91 Investment Share Capital Capital Reserve Special Reserve  ( 1 . 1 ) 957,231.37 495,393.46  (1.1) 461,837.91  (1.1) 608,526.74  (1.2)  ( 1 . 2 ) 608,526.74 21

**Investment**

| | Debit | Credit | |
|---|---|---|---|
| (1.1) | 957,231.37 | | |
| (1.2) | 588,645.01 | | |

**Share Capital**

| | Debit | Credit | |
|---|---|---|---|
| | | 495,393.46 | (1.1) |

**Capital Reserve**

| | Debit | Credit | |
|---|---|---|---|
| | | 461,837.91 | (1.1) |

**Special Reserve**

| | Debit | Credit | |
|---|---|---|---|
| | | 588,645.01 | (1.2) |

**Cash**

| | Debit | Credit | |
|---|---|---|---|
| (2) | 147,161.25 | | |

**Tax**

| | Debit | Credit | |
|---|---|---|---|
| | | 147,161.25 | (3) |

**Capital Reserve**

| | Debit | Credit | |
|---|---|---|---|
| | | 461,837.91 | (1.1 |
| | | 147,161.25 | (2) |

**IR expensive**

| | Debit | Credit | |
|---|---|---|---|
| (3) | 147,161.25 | | |

**Investment**

| | Debit | Credit | |
|---|---|---|---|
| (1.1) | 957,231.37 | | |
| (1.2) | 588,645.01 | | |
| (4) | 100,000.00 | | |

**Equity equivalence**

| | Debit | Credit | |
|---|---|---|---|
| | | 100,000.00 | (4) |

*This release will take place in 2020.*

**Capital Reserve**

| | Debit | Credit | |
|---|---|---|---|
| (5) | 47,161.25 | 461,837.91 | (1.1) |
| | | 147,161.25 | (2) |
| | | **561,837.91** | |

**Special Reserve**

| | Debit | Credit | |
|---|---|---|---|
| | | 588,645.01 | (1.2) |
| | | **588,645.01** | |

**Income Statement**

| | Debit | Credit | |
|---|---|---|---|
| (3) | 147,161.25 | 100,000.00 | (4) |
| | | 47,161.25 | (5) |
| | - | - | |

HIRASHIMA & ASSOCIADOS

22

Appendix III - Illustration Hirashima accounting entries with examples from 30/06/2019 c) Cash portion accounting and income tax payable are shown below:  (2) 147,161.25 147,161.25  (3) 461,837.91  (1.1  (3) 147,161.25 100,000.00  (4)  (1.1)  (1.2)  (4) 957,231.37 588,645.01 100,000.00 e) Absorption of the balance of accumulated losses existing at Natura & Co on December 31, 2019, using the Capital Reserve: This release will take place in 2020.  (5)  (3) 147,161.25  (1.1) 588,645.01  (1.2)  (2) 100,000.00  (4) 47,161.25  (5) 588,645.01 - - 147,161.25  (2) d) Recognition at Natura & Co for the equity income of Natura Cosméticos until 12/31/2019; Example Result originated from equivalence Natura Cosmeticos => R $ 100,000.00 on 12/31/2019. Investment Equity equivalence Capital Reserve Special Reserve Income Statement C as h T a x Capital Reserve IR expensive a) Distributing interest on equity capital (JCP) before the contribution of the controlling shareholders' shares; b) Controlling Shareholders will make a Capital Increase in Natura Cosméticos shares and cash equivalent to the amount of IRPJ due on the Special Reserve, of which, from the subscription price, R $ 1.00 will be allocated to the Capital Stock account, and the remainder will be registered in a Special Reserve account. The effects of the cash installment and income tax payable are shown in item "c"; 47,161.25 461,837.91 147,161.25 561,837.91 Investment Share Capital Capital Reserve Special Reserve  ( 1 . 1 ) 957,231.37 495,393.46  (1.1) 461,837.91  (1.1) 588,645.01  (1.2)  ( 1 . 2 ) 588,645.01 22

HlRASHlMA - A S S O C I A D O S '

Exhibit VI to the Management Proposal Minutes of the meetings of the Board of Directors and the Independent Special Committee

NATURA COSMÉTICOS S.A.
CNPJ/MF No. 71.673.990/0001-77
NIRE 35.300.143.183
Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON AUGUST 15, 2019

1.       DATE, TIME AND PLACE: On the 15th day of the month of August of 2019, at 08:00 a.m., at the headquarter of Natura Cosméticos S.A. (“Company”), at Avenida Alexandre Colares, 1.188, Vila Jaguara, in the City of São Paulo, State of São Paulo, CEP 05106-000.

2.       ATTENDANCE: All members of the Company’s Board of Directors were present by conference call, pursuant to Article 15, paragraph 3 of the Company's Bylaws, namely: Guilherme Peirão Leal, Chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, board member; Carla Schmitzberger, board member; Fábio Colletti Barbosa, board member; Silvia Freire Dente da Silva Dias Lagnado, board member; Jessica DiLullo Herrin, board member; Ian Martin Bickley, board member. Mr. Moacir Salzstein, secretary, was also present.

3.       CALL NOTICE: Waived due to the presence of all members of the Board of Directors, as per paragraph 2, article 15 of the Company’s Bylaws.

4.       PRESIDING BOARD: Chairman: Guilherme Peirão Leal; Secretary: Moacir Salzstein.

5.       AGENDA: To vote on (i) the creation of an Independent Special Committee (“Independent Committee”) with the purpose of reviewing and negotiating the exchange ratio between the shares issued by the Company by the shares issued by Natura&Co Holding S.A., a corporation headquartered in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, enrolled in the CNPJ under No. 32.785.497/0001-97 and with NIRE No.35.3.0053158-2 (“Natura &Co”), proposed for the merger of shares under the Agreement and Plan of Mergers dated May 22, 2019 (“Merger of Shares”), as well as the other terms and conditions of the transaction, and to submit its recommendations to the Company’s Board of Directors in order to comply with the Securities Commission - Comissão de Valores Mobiliários (“CVM”) Guidance Opinion No. 35 of September 1, 2008

(“CVM Guidance Opinion No. 35”); (ii) the election of members of the Independent Committee; and the (iii) ratification of the engagement of advisors to the Independent Committee.

6.       RESOLUTIONS: After having read, analyzed and discussed the matters included in the agenda, the members of the Board of Directors unanimously and without any reservation approved:

(i)           The creation of an Independent Committee, on a temporary basis, to be composed of three (3) members, all managers of the Company, out of which two (2) must be independent board of directors’ members. The Independent Committee will have the purpose of reviewing and negotiating the exchange ratio between the shares issued by the Company by the shares issued by Natura&Co, suggested for the Merger of Shares, as well as other terms and conditions of the transaction, and to submit its recommendation to the Company’s Board of Directors in order to comply with CVM Guidance Opinion No. 35, with the aim of contributing to the protection of the Company’s interests and to ensure that the transaction observe the commutative conditions for its shareholders. The Independent Committee may hire consultants, including legal and accounting, to advise it in the performance of its roles. The Committee’s decisions will be approved by the majority of its members. The Independent Committee will have no executive or decision-making roles, and its opinions, proposals or recommendations shall be submitted to the Company’s Board of Directors.

(ii)          The election of the following members of the Independent Committee: (a) Mr. Gilberto Mifano, Independent Board Member of the Company, naturalized Brazilian, married, business manager, bearer of the Identity Card No. 3.722.086, enrolled in the Individual Taxpayers’ Register (“CPF/MF”) under No. 566.164.738-72, with professional address in the City of São Paulo, State of São Paulo, at Rua Amauri, n° 255, 3° andar, Jardim Europa; (b) Mr. Fábio Colletti Barbosa, Independent Board Member of the Company, Brazilian, married, business manager, bearer of the Identity Card No. 5.654.446/7, enrolled in the Individual Taxpayers’ Register under No. 771.733.258-20, with professional address in the City of São Paulo, State of São Paulo, at Praça General San Martin, n° 23, CEP 01439-030; and (c) Mr. Roberto de Oliveira Marques, Executive Chairman of the Company’s Board of Directors, Brazilian, married, business manager, bearer of the Brazilian passport No. YC375214, resident and domiciled at 9 Holme Court, City of Newtown, PA, 18940, United States of America. Mr. Gilberto Milfano will be responsible for coordinating the Independent Committee’s work, and the Independent Committee may, at its discretion, set out regulations and internal rules related to its functioning. The members hereby appointed have attended the meeting and accepted their appointment, being all of them managers of the Company and most of them independent, as per CVM Guidance Opinion No. 35, and shall, in the performance of their roles, comply with the provisions of Law 6,404/76 regarding the managers’ fiduciary duties, always performing their roles in the Company’s interest.

(iii)       The authorization for the Company to formalize the engagement of the Committee’s members as set forth herein, as well as to hire advisors to be appointed by the Independent Committee, considering its reasonable necessity, convenience and proportionality of the cost in relation to the scope of the activities, CVM Guidance Opinion No. 35, the market practices usually accepted for transactions of similar size, and the amounts involved in the Merger of Shares.

7.       ADJOURNMENT: There being nothing further to discuss, the meeting was adjourned, these minutes were drawn up and after being read, revised and found to be in order, were signed by all the present members. São Paulo, August 15, 2019.

We hereby certify that this is a true copy of the minutes filed in the proper book.

MOACIR SALZSTEIN
Secretary of the Meeting

NATURA COSMÉTICOS S.A.

CNPJ/ME No. 71.673.990/0001-77	Publicly-Held Company	NIRE 35.300.143.183

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

On May 22, 2019, at 5pm., the Board of Directors of Natura Cosméticos S.A. (“Company”) held a meeting, exceptionally, by conference call, as provided by the Article 15, Paragraph 3rd, of the Company’s Bylaws, with the attendance of all of its members and having Mr. Guilherme Peirão Leal acting as chairman, to resolve on the following agenda:

(1)       the signing of the Agreement and Plan of Mergers to entered into by and among the Company, Avon Products, Inc. (“Avon”), Natura Holding S.A. (“Holdco”), Nectarine Merger Sub I, Inc. and Nectarine Merger Sub II, Inc. (“Merger Agreement”) in order to establish the terms and conditions of the business combination between the Company and Avon, by means of determined corporate restructures that result on the delivery of shares or ADRs of Holdco to shareholders of Avon (“Transaction”);

(2)       the signing of the Voting and Support Agreement by the Company, the founding shareholders, Holdco and Avon (“Voting Agreement”), in order to establish the terms and conditions by which the founding shareholders of the Company commit to take all necessary actions and to vote on any matters as necessary to implement the Transaction;

(3)       the signing of the Voting and Support Agreement by the Company, Nectarine Merger Sub I, Inc. and Cleveland Apple Investor L.P. (“Investor” and “Apple Voting Agreement”, respectively), in order to establish the terms and conditions by which the Investor commit to take all necessary actions and to vote on any matters as necessary to implement the Transaction;

(4)       the signing of the Arranger Fee Letter, Mandate Letter and Commitmment Letter with Banco Bradesco S.A., New York Branch, Itaú Unibanco S.A., Nassau Branch and the Citigroup Global Markets Inc. (“Commitment Letters”), by which the Company has secured committed financing by such financial institutions in an aggregate amount of up to US$1,6 billion, to finance the consideration payable to holders of the Avon Series C Preferred Stock as well as any payments that could be required under certain Avon indebtedness as a result of the Transaction; and

(5)       the authorization to the members of the Company’s Board of Executive Officer, as the Company’s representatives, to sign all and any documents associated as deemed necessary in order to implement the Transaction and to ratify all other acts already performed.

After examining the matters of the agenda, the directors approved, by unanimous vote and without reservations (1) the signing by the Company of the Merger Agreement; (2) the signing by the Company of the Voting Agreement; (3) the signing by the Company of the Apple Voting Agreement; (4) the signing by the Company of the Commitment Letters; and (5) the authorization to the members of the Company’s Board of Executive Officer, as the Company’s representatives, to sign the Merger Agreement, the Voting Agreement, the Apple Voting Agreement and the Commitment Letters, as well as any documents associated as deemed necessary in order to implement the Transaction and the ratification of all other acts already performed.

There being no further matters to address and, due to this meeting has been held exceptionally by conference call, after being received the statement of confirmation of vote sent by e-mail by each of the members of the Company’s Board of Directors, in accordance with Article 15, Paragraph 4th, of the Company’s Bylaws, these minutes were read and signed by Guilherme Peirão Leal on behalf of all members of the Company’s Board of Directors. Members of the Company’s Board of Directors: Guilherme Peirão Leal, chairman of the meeting and Co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors; Gilberto Mifano, member; Carla Schmitzberger, member; Fábio Colletti Barbosa, member; Silvia Freire Dente da Silva Dias Lagnado, member; Jessica DiLullo Herrin, member; Ian Martin Bickley, member; and Moacir Salzstein, secretary of the meeting.

Moacir Salzstein

Secretary of the Meeting

Minutes of the Meeting of the Independent Special Committee of Natura Cosméticos S.A.

Date: August 26, 2019.

Place: Meeting held by videoconference

Attending Members of the Independent Special Committee: Gilberto Mifano, Roberto Marques and Fabio Barbosa.

Invited Officers of Natura Cosméticos S.A.: José Filippo and Itamar Gaino.

External Guests: Henrique Lang (Pinheiro Neto Advogados).

Board: Gilberto Mifano - Chairman; Moacir Salzstein - Secretary.

Agenda:

1.	Opening – Henrique Lang

2.	Topics for the Committee’s discussion and positioning – José Filippo e Itamar Gaino

3.	Support for the activities of the Committee – José Filippo and Itamar Gaino

4.	Deadline and next steps - all

1.       Opening – Henrique Lang

1.1.       Mr. Henrique Lang recalled the operating scope of the Independent Special Committee (“Committee”), constituted by the Board of Directors of Natura Cosméticos S.A. (“Natura Cosméticos”) pursuant to CVM Guidance Opinion no. 35/2008, as well as the proposed work plan, the estimated schedule for the incorporation of shares and events dependent on its recommendation.

1.2.       Mr. Henrique Lang also pointed out that, despite the transaction following various steps, only the relation of exchange for the incorporation of Natura Cosméticos’ shares by Natura & Co Holding is subjected to analysis by the

Committee. Ultimately, as explained, the Committee shall submit its recommendations to the Board of Directors of Natura Cosméticos.

2.       Topics for the Committee’s discussion and positioning – José Filippo and Itamar Gaino

2.1.       José Filippo and Itamar Gaino presented to the members of the Committee the accounting treatment used for payment of taxes resulting from the capital contribution to Natura & Co Holding by the controlling shareholders of Natura Cosméticos. They informed that the Brazilian Securities and Exchange Commission – CVM – requested additional information on the subject matter, through the Official Letter no. 137/2019/CVM/SEP/GEA-4 and that the Company rendered the necessary clarifications, having submitted to the semi-governmental entity the Technical Note prepared by Professor Eliseu Martins in that regard.

2.2.        Given the complexity of the subject matter and after the due discussions, the Committee considered recommending that the Company submit the subject matter to the assessment of Natura Cosméticos S.A.’s independent auditor and of CVM. The members of the Committee resolved that the topic will be defined at their next meetings, so that each one can properly consider what would be the best treatment to be assigned to the subject matter.

3.       Support for the activities of the Committee – José Filippo and Itamar Gaino

3.1.       In view of the explanations rendered by José Filippo and Itamar Gaino, the Committee presented for the discussion the need to hire technical advisors to assist it in the addressing of legal and accounting issues.

3.2.       Based on the material provided to it, the Committee made the following comments, recommendations and requests:

- The Committee agreed to hire technical advisors and discussed the indication of potential professional to that effect.

- The Supply area of Natura Cosméticos S.A./Natura &Co, in charge of approving the Company’s contracting of services, should take part in the negotiations for hiring potential technical advisors.

4.       Deadline and next steps – all

4.1.       The members of the Committee reiterated that the Board of Directors should formally approve its final recommendation prior to the convening of the Extraordinary General Meeting of Natura Cosméticos S.A., which will decide on the incorporation of shares under consideration, respecting the previously defined schedule.

4.2.       Mr. Moacir Salzstein will suggest the date of the next meeting of the Committee, according to the agenda of its members, in order to continue the deliberations and works of the instrumentality.

5.       Closing

5.1.       The Chairman offered the floor to whomever wanted to speak and, since there was no manifestation, he suspended the meeting for the drawing up of these minutes, which were read and deemed correct by all the participants.

5.2.       The Materials exposed during the meeting were made available on the Governance Portal of Natura Cosméticos.

Attending members:

Gilberto Mifano	Fabio Colletti Barbosa
Roberto de Oliveira Marques

Minutes of the 2nd Meeting of the Independent Special Committee of Natura Cosméticos S.A.

Date: September 30, 2019.

Place: held by videoconference

Attending Members of the Independent Special Committee: Gilberto Mifano.

Invited Officers of Natura Cosméticos S.A.: Itamar Gaino and Moacir Salzstein.

External Guests: Henrique Lang (Pinheiro Neto Advogados), Camila Gomes (Pinheiro Neto Advogados), Poliana Hespanhol (Hirashima & Associados) and Otavio Yazbek (Yazbek Advogados).

Board: Gilberto Mifano - Chairman; Moacir Salzstein - Secretary.

Agenda:

1.	Opening – Moacir Salzstein

2.	Presentation of the legal advisor’s partial report – Otavio Yazbek

3.	Presentation of the financial advisor’s partial report – Poliana Hespanhol

4.	Next steps – Moacir Salzstein

1.       Opening – Moacir Salzstein

1.1.       Mr. Moacir Salzstein summarized the latest acts practiced by the Independent Special Committee (“Committee”) and the issues related to the conciliation of agendas for holding meetings with each of the Committee members and the contracted external advisors, and reported the submission of partial reports prepared by the external advisors regarding the legal and financial regularity for incorporation of shares issued by Natura Cosméticos S.A. (“Natura Cosméticos”) owned by the minority shareholders of that company by Natura Holding S.A. (“Natura & Co.”), a transaction subject to the Committee’s consideration (“Incorporation of Shares”).

1.2.       Subsequently, Mr. Moacir Salzstein gave the floor to the external advisors for exposing their partial conclusions to the Committee.

2.       Presentation of the partial report of the legal advisor – Otavio Yazbek

2.1.       Otavio Yazbek exposed his preliminary findings regarding the operation of the Committee and Incorporation of Shares. In that respect, he explained, using the same terms described in the correspondence submitted to the Committee on September 25, 2019, that, regarding the concerns related to its structure and operating capacity, the composition, the elected dynamics and the operating form of the Committee are in line with the provisions set forth in the CVM Guidance Opinion no. 35/2008 and, in his understanding, they provide the members of the Committee with full capacity to operate in a well-informed, impartial (that is, without conflicts) manner and, ultimately, recommend a relation of equitable exchange to the minority shareholders of Natura Cosméticos.

2.2.       He further clarified that, although the Transaction is highly complex, only the relation of exchange in the Incorporation of Shares would directly fall within the scope of analysis of the Independent Committee. And also that, analyzing the transaction of Incorporation of Shares, under the proposed terms, he has no objection to present.

3.       Presentation of the partial report of the financial advisor – Poliana Hespanhol

3.1       Mrs. Poliana Hespanhol, representative of the Committee’s financial advisor, Hirashima & Associados, exposed her initial impressions about the accounting of the Incorporation of Shares and, moreover, about the tax effects of the chosen model, creating special equity reserve, resulting from the contribution of shares by the controlling shareholders of Natura Cosméticos to the corporate capital of Natura

&Co. (step 1 described in the material fact disclosed by Natura Cosméticos published on May 22, 2019), classified with capital reserves.

3.2       In this respect, Mr. Gilberto Mifano asked for clarifications about possible impact from accounting of such tax in the exchange relation subject of the Incorporation of Shares originally prosed by the management of Natura Cosméticos.

3.3       Mrs. Poliana Hespanhol explained that the financial analysis of the discussed scenarios was still to be concluded but that, at the best of her knowledge, in both alternatives the economic impact of accounting for the income tax would be the same for all shareholders of Natura Cosméticos, thus maintaining equitable economic treatment in view of the shares exchange relation scope of the Incorporation of Shares.

4.       Next steps – Moacir Salzstein

4.1       Mr. Moacir Salzstein concluded the meeting by indicating the next steps:

- holding another meeting attended by the other members of the Committee for exposing the partial reports presented by the external advisors and clarification of doubts; and

- holding of a meeting attended by all the members of the Committee, to discuss all the subject matters scope of the analysis, rendering other clarifications requested from the advisors in the previous meetings and definition of the content and terms of the Committee’s final recommendation to be presented to the Board of Directors of Natura Cosméticos.

5.       Closing

5.1       The Chairman offered the floor to whomever wanted to speak and, since there was no manifestation, he suspended the meeting for the drawing up of these minutes, which were read and deemed correct by all the participants.

5.2       The Materials exposed during the meeting were made available on the Governance Portal of Natura Cosméticos.

Attending member:

Gilberto Mifano

Minutes of the 3rd Meeting of the Independent Special Committee of Natura Cosméticos S.A.

Date: 1st of October, 2019.

Place: held by videoconference

Attending Members of the Independent Special Committee: Gilberto Mifano and Fabio Colletti Barbosa.

Invited Officers of Natura Cosméticos S.A.: Itamar Gaino and Moacir Salzstein.

External Guests: Henrique Lang (Pinheiro Neto Advogados), Camila Gomes (Pinheiro Neto Advogados), Poliana Hespanhol (Hirashima & Associados) and Otavio Yazbek (Yazbek Advogados).

Board: Gilberto Mifano - Chairman; Moacir Salzstein - Secretary.

Agenda:

1.	Opening – Moacir Salzstein

2.	Presentation of the legal advisor’s partial report – Otavio Yazbek

3.	Presentation of the financial advisor’s partial report – Poliana Hespanhol

4.	Next steps – Moacir Salzstein

1.       Opening – Moacir Salzstein

1.1.       Mr. Moacir Salzstein summarized the latest acts practiced by the Independent Special Committee (“Committee”) and the issues related to the conciliation of agendas for holding meetings with each of the Committee members and the contracted external advisors. He reported, again, the submission of partial reports prepared by the external advisors regarding the legal and financial regularity for incorporation of shares issued by Natura Cosméticos S.A. (“Natura Cosméticos”) owned by the minority shareholders of that company by Natura Holding S.A. (“Natura

& Co.”), a transaction subject to the Committee’s consideration (“Incorporation of Shares”).

1.2.       Subsequently, Mr. Moacir Salzstein gave the floor to the external advisors for exposing their partial conclusions to the Committee.

2.       Presentation of the partial report of the legal advisor – Otavio Yazbek

2.1.       Therefore, as previously done in the prior meeting, Otavio Yazbek restated his initial findings regarding the operation of the Committee and Incorporation of Shares. In that respect, he explained, using the same terms described in the correspondence submitted to the Committee on September 25, 2019, that, regarding the concerns related to its structure and operating capacity, the composition, the elected dynamics and the operating form of the Committee are in line with the provisions set forth in the CVM Guidance Opinion no. 35/2008 and, in his understanding, they provide the members of the Committee with full capacity to operate in a well-informed, impartial (that is, without conflicts) manner and, ultimately, recommend a relation of equitable exchange to the minority shareholders of Natura Cosméticos.

2.2.       He further clarified that, although the Transaction is highly complex, only the relation of exchange in the Incorporation of Shares would directly fall within the scope of analysis of the Independent Committee. And also that, analyzing the transaction of Incorporation of Shares, under the proposed terms, he has no objection to present.

3.       Presentation of the partial report of the financial advisor – Poliana Hespanhol

3.1       Likewise what was done in the last meeting, dated September 30, 2019, Mrs. Poliana Hespanhol, representative of the Committee’s financial advisor, Hirashima & Associados, reiterated her initial impressions about the accounting of the Incorporation of Shares and, moreover, about the tax effects of the chosen model, creating special equity reserve, resulting from the contribution of shares by the controlling shareholders of Natura Cosméticos to the corporate capital of Natura &Co. (step 1 described in the material fact disclosed by Natura Cosméticos published on May 22, 2019), classified with capital reserves.

3.2       In this respect, the members of the Committee discussed the various effects of each of the alternatives presented for accounting for such tax (including Natura & Co’s ability to distribute dividends to the current shareholders of Natura Cosméticos) and requested the financial advisor, Hirashima & Associados, to reflect, in its final opinion, the analysis of the economic impact to the shareholders of Natura Cosméticos in all the considered hypotheses, so that, at the next meeting, they could resolve on what would be the Committee’s final recommendation to the Company’s Board of Directors.

4.       Next steps – Moacir Salzstein

4.1        Mr. Moacir Salzstein concluded the meeting by indicating the next steps:

- holding of a meeting, on October 7, 2019 to be attended by all the members of the Committee, in order to discuss the Committee’s final recommendation to be presented to Natura Cosméticos’ Board of Directors.

5.       Closing

5.1       The Chairman offered the floor to whomever wanted to speak and, since there was no manifestation, he suspended the meeting for the drawing up of these minutes, which were read and deemed correct by all the participants.

5.2       The Materials exposed during the meeting were made available on the Governance Portal of Natura Cosméticos.

Attending Members:

Gilberto Mifano	Fabio Colletti Barbosa

Page of Signatures of the Minutes of the 3rd Meeting of the Indepent Special Committee of Natura Cosméticos S.A., held on the 1st of October, 2019.

Minutes of the 4th Meeting of the Independent Special Committee of Natura Cosméticos S.A.

Date: October 7, 2019.

Place: held by videoconference

Attending Members: Gilberto Mifano, Roberto Marques and Fabio Barbosa.

Invited Officers of Natura Cosméticos S.A.: Itamar Gaino.

External Guests: Henrique Lang (Pinheiro Neto Advogados), Camila Gomes (Pinheiro Neto Advogados), Poliana Hespanhol (Hirashima & Associados), Otavio Yazbek (Yazbek Advogados).

Board: Gilberto Mifano - Chairman; Moacir Salzstein - Secretary.

Agenda:

1.	Opening – Moacir Salzstein

2.	Presentation of the legal advisor contracted by the Committee – Yazbek Advogados

3.	Presentation of the accounting and financial advisor contracted by the Committee – Hirashima & Associados

4.	Committee’s Recommendation to the Board of Directors Natura Cosméticos S.A.

1. Opening – Moacir Salzstein

1.1.          Mr. Moacir Salzstein opened the works by stating that the meeting would aim to (a) resume the conclusions that were the subject matter of the discussions previously held among the members of the Independent Special Committee (“Committee”), supported by the opinions of their technical advisors; and (b) deliberate on their recommendation to the board of directors of Natura Cosméticos

S.A. (“Natura Cosméticos”). In that context, Mr. Moacir Salzstein requested the technical advisors to present the conclusions of their analyses.

2. Presentation of the legal advisor hired by the Committee – Otavio Yazbek

2.1.         In light of the statements already shared with the members, dated 9/29 and 10/07/2019, and in addition to those statements, Mr. Otavio Yazbek declared that, from the point of view of the concerns that guided its creation, the Committee performed its duties on a regular manner, ensuring that the relation of exchange and other conditions of the incorporation of shares issued by Natura Cosméticos, by Natura Holding SA (“Natura & Co.”), a transaction under consideration by the Committee (“Incorporation of Shares”) observed strictly equitable conditions for the minority shareholders of Natura Cosméticos.

2.2.        The legal advisor added that the work conducted by the Committee had the effective participation of its members, who operated independently, in compliance with CVM Guidance Opinion no. 35/2008. Subsequently, Otavio Yazbek recalled the opportunities for interaction across the members of the Committee and concluded that, in his view, they adequately fulfilled all the needs for information gathering and thoroughly discussed the relevant aspects of the transaction.

3. Presentation of the accounting and finances advisor hired by the Committee - Hirashima & Associados – Poliana Hespanhol

3.1.         Mrs. Poliana Hespanhol reviewed the main points of the “Committee Support Report” prepared by Hirashima & Associados. Subsequently, Mrs. Poliana Hespanhol emphasized that, from a financial and accounting perspective, Hirashima & Associados concluded that, regardless of the manner adopted to account for the contributions of the controlling shareholders, each shareholder of Natura Cosméticos will receive a number of common shares of Natura & Co. representing the shareholding in its corporate capital identical to the shareholding held by such shareholder in the Company at the time immediately prior to the Incorporation of Shares, without any dilution or change in their direct or indirect shareholding.

4. Committee’s Recommendation to the Board of Directors of Natura S.A.

4.1.         Based on the conclusions presented by the technical advisors and supported by various aspects discussed throughout the works conducted by the Committee since its creation1, the members concluded that the relation of exchange, originally proposed for the Incorporation of Shares, of a share of Natura & Co for each share of Natura Cosméticos is appropriate.

4.2.        In conclusion, the members resolved: (a) to submit to the Board of Directors of Natura Cosméticos its recommendation for carrying out the intended transaction, under the referred terms and conditions; and (b) to recommend to Natura Cosméticos’ management that, regardless of the method of accounting the income tax, when concluding the next steps of the transaction, that it takes the necessary measures to mitigate the impacts that may exist to the Company’s minority shareholders.

5. Closing

5.1.         The Chairman offered the floor to whomever wanted to speak and, since there was no manifestation, he suspended the meeting for the drawing up of these minutes, which were read and deemed correct by all the participants.

5.2.        The Materials exposed during the meeting were made available on the Governance Portal of Natura Cosméticos.

__________________

1E.g. strategic, commercial and financial justifications presented by Natura Cosméticos; the assumption that the Incorporation of Shares must have terms and conditions that observe commutative conditions for its shareholders; the ordinary nature of this operation, already widely tested in the market; the legal structure of the transaction as a whole; the importance of trying to ensure that minority shareholders do not have negative equity impacts resulting from that structure; and the interests expressed by the Company in implementing of the intended transactions and the advantages thereof.

Attending Members:

Gilberto Mifano	Fabio Colletti Barbosa
Roberto de Oliveira Marques

Exhibit VII to the Management Proposal Copies of the work and compensation proposals of KPMG Auditores Independentes and Ernst & Young Assessoria Empresarial Ltda.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma - KPMG Auditores Independentes, a Brazilian entity and a member firm of the membro da rede KPMG de firmas - membro independentes e afiliadas à KPMG KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), uma entidade suíça. International Cooperative (“KPMG International”), a Swiss entity. 1 Document Classification: KPMG Confidential Proposal for professional services Audit August 13, 2019 kpmg.com/BR Natura Cosmético s S.A

KPMG Auditores Independentes, uma sociedade simples brasileira e firma - membro da rede KPMG de firmas - membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. 2 KPMG Auditores Independentes Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A 04711 - 904 - São Paulo/SP - Brasil Caixa Postal 79518 - CEP 04707 - 970 - São Paulo/SP - Brasil Telefone +55 (11) 3940 - 1500, Fax +55 (11) 3940 - 1501 www . kpmg . com . br À Natura Cosméticos S . A . Av Alexandre Colares, nº 1188 Vila Jaguará/SP CEP: 05106 - 000 Attention : José Antonio de Almeida Filippo Dear Sirs, We are pleased to present this proposal of KPMG Auditores Independentes ( KPMG ) to provide professional audit services of issuance of appraisal report that will be used as a basis of the incorporation process of the shareholders’ equity accounting by Natura Cosméticos S . A . by Natu & Co . The purpose of this proposal is to confirm our understanding of the conditions and objectives of our work and the nature and limitations of the services to be provided the necessary professional resources to serve you and the necessary technical ability to conduct the audit . Our proposal is based on information available to the public of the Company and discussions with you, and aims at presenting the necessary information to enable you to make an informed decision on the appointment of your auditors . We shall be pleased to arrange a meeting to present our services or to provide any further information that you may consider necessary. Yours truly, Document Classification: KPMG Confidential Rogério Garcia Partner Raphael Eduardo Pereira Director

Contents 6 Document Classification: KPMG Confidential 1 – Work approach 7 2 - Reports to be issued 8 3 - Fees 9 4 - Other terms and conditions for engaging our audit services 11 5 - Acceptance 19 Appendix I - Engagement terms and conditions Appendix II - Service Fee payment terms and conditions

1 - Work Approach Nature and scope of services 7 Document Classification: KPMG Confidential Our proposal has as its object the execution of audit procedures in accordance with Brazilian and international auditing standards, with the purpose of issuing an appraisal report of the accounting shareholders ' equity on December 31 , 2018 of Natura Cosméticos S . A . , which aims to comply with the application of article 227 of Law No . 6404 of 1976 , and will be used as a basis for the incorporation of this net worth accounting by Natura Holding S . A . , pursuant to the Protocol and justification for incorporation to be concluded between the parties . As part of our process for issuing the evaluation report, we will request the administration and, when appropriate, to those responsible for the governance, confirmation in writing about the representations that are made to us . The audit procedures for the specific purpose ofissuing the appraisal report will becarried out in accordance with the Brazilian and international auditing standards and complemented, where necessary, with the policies of KPMG . It is our professional responsibility to issue an appraisal report, and the company 's management is responsible for the preparation of the financial statements, as well as for all the statements in them . which shall be used as a basis for the preparation of the said evaluation report . As a result of inherent limitations of internal controls, the fact that audit procedures will be performed on a sampling basis and that there may be other limitations, the procedures of Audit does not provide an absolute guarantee that there are no financial statements, basis for issuing the report, improprieties arising from fraud, irregularities or error . As required by professional auditing standards, the examination of internal controls is performed exclusively to determine the nature, extent and timing of our other audit procedures . Therefore, we are not being engaged to report on the internal control structure of the Company , nor to issue a report on these controls .

2 - Reports to be issued 8 Document Classification: KPMG Confidential As a result of our work, we will issue:  Appraisal Report of the accounting net equity calculated by means of the accounting books, prepared in accordance with the CTG 2002 issued by the Federal Accounting Council . The date for the delivery of the report described above will be defined separately with V.Sa(s).

3 - Fees 9 Document Classification: KPMG Confidential For the implementation of the services sought by this proposal Natura Cosméticos S . A . You will pay for KPMG fees in the amount of R $ 200 , 000 (two hundred thousand Reais), which exclusively contemplate the remuneration of the work to be carried out, under consideration of the various professional categories that should be involved in the implementation of . The total value of the above, net and certain fees, as recognised by the parties, shall be in a parcel winning on October 24 , 2019 . The fees now agreed do not contemplate:  Expenses of any kind, such as travel, expenses with locomotions, stays, phone calls, copies, translations, etc . , which, once necessary to provide the services, will be incurred by your account and order of Natura Cosméticos S . A . and will be billed separately for its cost effective .  Applicable taxes (ISS, PIS AND COFINS) in accordance with current legislation . Also, any increases in taxes will be automatically passed, aiming to maintain the economic - financial equilibrium established in this hiring . Likewise, the burden on any taxes required by the municipality of the site in which Natura Cosméticos S . A . is established or where the services will be wholly or partially rendered, under any denomination or form, will be borne directly by Natura Cosméticos S . A . or added to the value of the fees owed, as the case .  Inflationary expectations, in attention to the provisions of the current legislation and under consideration that the stability currently verified in the price indices will remain until the respective settlements . Therefore, our fees will be adjusted annually, according to the general index of market prices, disclosed by Fundação Getúlio Vargas (IGP - M/FGV) and, in the case of its suppression or extinction, substitutively, adjustment index allowed by law, With similar composition and comprehensiveness, as a way to preserve the economic expression of the contracted values, so that it does not allow it to suffer deterioration due to inflation . However, the right to automatic application shall be reserved, of any supervenent legal provision authorising the indexing of contracts in a period of less than one year .  Unusual situations in the course of the contractual relationship, such as, but not exclusively, the unavailability of information necessary for the execution of services, the need for rework caused by Natura Cosméticos S . A . or its collaborators, other situations that generate the need for incourse of dedication or additional or extraordinary effort on the part OF KPMG . If this type of situation is observed by KPMG, we will inform V . Sas . And in this hypothesis, the parties will compose themselves in order to prevent KPMG from unilaterally supporting the consequences of such unforeseen .  Additional services. If, perhaps requested by V.Sa(s), such as consultations involving research or specific study of matters not included in this proposal, will be charged separately, according to the time actually spent and previously combined with V . Sa(s) . We clarify that the delay in the payment of any parcel will automatically imply the obligation of Natura Cosméticos S . A . To add to the regular value : (i) penalty moratorium of 2% ( 2% ) on the value of the invoice ; (ii) Interest on arrears equivalent to the rate in force for the arrears of the payment of taxes owed to the national farm (selic) ; and (iii) if the rate in force for the arrears of the payment of taxes owed to the national farm does not contain monetary correction variant, the regular value should also be added to monetary correction, according to the general market price index, Disclosed by Fundação Getúlio Vargas (IGP - M/FGV) and, in the case of its suppression or extinction, substitutively, the readjustment rate allowed by law, with similar composition and scope, as a way to preserve the economic expression of the contracted values, So that it does not allow it to suffer deterioration due to inflation . In any case where the economic - financial equation established by this contracting is to be shaken, the parties shall agree on the necessary adjustment for the restoration of the balance, and the impasse will constitute a reason for the Termination of the contract established on the basis of this proposal, irrespective of any penalty . In view of the nature of the services sought by this proposal, the enforceability of cash benefits in favor of KPMG, provided for in this section, will not claim proof of compliance with specific consideration, with the assertion of the validity of the relationship Contract established on the basis of this proposal, without prejudice to the right ensured to Natura Cosméticos S . A . to require, in its own way, the full fulfillment of the specific countermeasures to be borne BY KPMG, before any default, by specific execution . Finally, the scope of KPMG's services does not include answering any requests for clarification by the regulatory authorities . As these requests may or might 10 Document Classification: KPMG Confidential not subsequently arise from the delivery of our report, if they do occur, additional hours may be required by us that are not contemed in our estimate above . With a request of this nature by some regulatory authority, KPMG will carry out this work and charge additional fees based on the hourly rate of R $ 2 , 500 This fee shall be adjusted annually or in a lower period, if permitted by law of According to the variation of the IGPM - FGV, the date of delivery of the report until the date of completion of our additional work and does not include taxes and related expenses, if applicable

4 - Other terms and conditions 11 Document Classification: KPMG Confidential for engaging our audit services Appendix I This document is an integral part of the attached Proposal . In case of inconsistency between that set forth herein and the Proposal, the terms and conditions of this document shall prevail, unless the Proposal explicitly amends one of the provisions of this document . 1 - Definitions The meanings of words and phrases below shall apply when used in these Engagement Terms and Conditions : CLIENT : The Proposal addressee(s), which can also be identified or referred to as “Company (s)”, “Partnership (s)”, or any abbreviation of the Company or Partnership entity name . Data : Means data, documents, materials or any other type of information, whether tangible or intangible, provided by the Client (or a third party that shall provide the Data) to KPMG in connection with the Services provided hereunder . KPMG : The partnership identified in the Proposal letterhead, which is a Brazilian entity and a member firm of the Global Network . Proposal: The proposal for KPMG services to which this document must be attached. Repr e s e n tat i v e s: The partn e rs, employe e s, consultants, sub - contractors and agents of KPMG. Result (s) of the Services and / or product (s) of the Services : Any materials developed by KPMG for the CLIENT due or result of service . Services: The services to be provided by KPMG as described in the Proposal. Global Network : is the Global Network of independent member firms in relation to one another and affiliates of KPMG International Cooperative, a Swiss cooperative, which does not provide services to clients, of which KPMG is part . Client understands that KPMG International Cooperative and each of the member firms of the Global Network is a separate, distinct and independent legal entity . 2 - Services and responsibilities of parties 2 . 1 - Services a . Our services will be conducted in accordance with applicable auditing standards, supplemented, whenever necessary, by KPMG policies . b. During the course of our work, matters may come to our attention related to weaknesses in internal controls or areas where it may be possible to improve the efficiency or effectiveness of your operations . We will report any such matters of significance to Management and/or those charged with governance, when applicable in a management report . 12 Classificação do documento: KPMG Confidencial c . As required by professional auditing standards, the examination of internal controls, whenapplicable, is performed exclusively to dete rmine the nature, extent and timing of our other audit procedures . Therefore, we are not being engaged to report on the internal control structure of CLIENT, nor to issue a report on these controls . d . We point out that the events and circumstances listed below are inherent to an audit and/or review of financial statements, review of interim financial information and auditor review of reporting package, as applicable based on the scope of work defined in this engagement letter, and may not, in any case, be considered as an inadequacy or deficiency in the performance of our services : d . 1 Our services are performed on a sampling basis and due to this fact and other limitations inherent to the audit and/or review, as well as the limitations inherent to any internal control system, it is possible that even a significant failure in the financial statements, interim financial information and/or reporting package may not be detected . d.2 The scope of the work proposed herein does not include an obligation to detect fraud in the operations, processes, records and documents to which KPMG may have access as a result, of or arising from the performance of the services. Nevertheless, in the event we conclude on the existence of fraud, the cases will be immediately reported to the Management and/or those charged with governance, regulators and Group Auditor, when applicable of CLIENT. d . 3 The scope of an audit and/or a review does not include serving personal or specific interests and is related to legal, regulatory and ethical issues that require that work be performed in an independent manner . d.4 Brazilian tax legislation is complex and very often the same provision can be interpreted in more than one way. KPMG seeks always to be up - to date in relation to the various interpretative tendencies, in order to permit an ample evaluation of the alternatives and risks involved. Accordingly, it is inevitable that there may be interpretations of the law that are different from ours . Under these circumstances, neither KPMG, nor any other firm, can give CLIENT total assurance that it will not be questioned by third parties or even assessed additional taxes by tax authorities . d . 5 There are circumstances in which misstatements arising from the documentation of the internal controls or of the accounting records impose the need to include qualifications in the auditor`s report, clearly informing the reader of specific aspects of or limitations in the information contained in the audited financial statements, reviewed interim financial information and/or audited reporting package . Depending on the gravity of the weaknesses, the audit may be concluded with a report containing a disclaimer of opinion or an adverse opinion by the auditor on the financial statements, review of interim financial information and/or reporting package . In the specific case of a review of interim financial information, when applicable, since there is no legal responsibility or regulation for the issuance of the report, we will communicate, in writing, to the appropriate level of management and those charged with governance the reason why the review did not can be completed . d . 6 Our audit and/or review will be conducted on the basis that Management and those charged with governance, acknowledge and understand that they have responsibility : (a) For the preparation and fair presentation of the financial statements, interim financial information and/or reporting package, in accordance with accounting practices as applicable based on the scope of work defined in this engagement letter . (b) For such internal controls as Management determines are necessary to enable the preparation of financial statements, interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, that are free from material misstatement, whether due to fraud or error . (c) To provide us with: i. access to all significant information Management is aware of to prepare financial statements, interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, such as records, documents and other matters ;

ii. 13 Classificação do documento: KPMG Confidencial additional information the auditor may request from Management for audit and/or review purposes ; and iii. unrestricted access to the entity`s personnel the auditor considers to be necessary to obtain audit and/or review evidence . (d) As part of our audit process, we will request from Management, and those charged with governance, (as appropriate), written confirmation concerning representations made to us in connection with our services . (e) The CLIENT shall be solely responsible for its employees’ and agents’ performance and for the accuracy and integrity of the data and information provided to us for the purposes of rendering the services described in this proposal . KPMG will not be held responsible, in any case, or endure damages or losses resulting or arising from the untimely presentation of information by CLIENT which may prejudice the regular course of the audit or the results of the audit, nor will KPMG bear such damages or losses . KPMG will neither be held responsible for the quality or sufficiency of the documents, the main and auxiliary accounting records and the information which is provided at the request of KPMG . (f) Our services may include recommendations . However, the decisions in respect of the implementation of these recommendations are the full responsibility of CLIENT . Thus, in the capacity of a service provider, KPMG will not be responsible for any act or practice of management that CLIENT may adopt based on, or as a result of, information, opinions and/or conclusions and reports resulting or arising from the services proposed herein, nor for inadequate or unauthorized use that CLIENT may make of them directly or indirectly or facilitate third parties to do so . (g) If CLIENT is interested in engaging the audit and/or the review services of KPMG and provided that there is no impediment, KPMG will perform the services in accordance with this proposal and the rules established by relevant laws and the regulatory procedures issued by the authorities which regulate the activities of CLIENT, when applicable, and Brazilian professional organizations, employing a sufficient number of qualified professionals, for whom CLIENT must provide the appropriate and indispensable infrastructure needed for the performance of the services . (h) The matters which must be communicated to those responsible for governance in the general supervision of the financial reporting process, in accordance with the applicable auditing standards, include significant issues resulting from the audit or review of the financial statements, review of the interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, which are relevant to governance . (i) Auditing and/or review standards do not require that the independent auditor plan procedures aiming at identifying supplementary matters to communicate to those responsible for governance. (j) The independent auditor may have to communicate certain matters required by law or regulations, due to specific agreement with the entity, or due to further requirements applicable to audit and/or review work, when applicable . (k) The scope of this work does not include work related to any securities offering . Thus, the audit report and other documents and materials we issue to the CLIENT by reason of this contract shall not be referred to or used in connection with any offering of securities of any kind in any jurisdiction without hiring specifies services for this purpose separately . 2 . 2 - Labor responsibilities of KPMG a . Labor and social security/medical obligations pertaining to professionals who represent KPMG before the CLIENT by virtue of service, are solely the responsibility of KPMG, which undertakes to keep the CLIENT always free from any claim, complaint and claims arising from professional relationships established between the CLIENT and the representatives of KPMG, and shall assume, at its sole expense, the defense of the CLIENT actions that may result from such claims, complaints and claims, notwithstanding the duty to indemnify you in the event our intervention as set forth herein proves to be impossible, ineffective or insufficient . 3 - Engagement team a. KPMG may, in its sole discretion at any time replace the professionals listed in the Proposal by others with similar experience. 4 - Acceptance of the services results a . The contents of the aforementioned reports will be discussed with the Management of CLIENT, before issuing the final report . In the absence of any pronouncement on the part of CLIENT within 30 days of the delivery of the reports by KPMG to CLIENT, the report will be considered as accepted and the unreasonable non - acceptance will be considered as an automatic assumption by CLIENT of total, unrestricted responsibility for each and every effect arising from the nonacceptance of the reports that may be prejudicial to CLIENT, to KPMG or to third parties . 14 Classificação do documento: KPMG Confidencial a . In order to be able to provide better services, we have created, acquired or already use various concepts, methodologies and techniques, models, standards, software, operator interfaces or screen designs, as well as general advisory and software tools and systems operation methods, coherence and logic (collectively denominated “KPMG Property”) . We retain all the rights to ownership of the KPMG Property . Therefore, no interest in or right to such property may be claimed by CLIENT . Additionally, regardless of the acceptance or not of this proposal by CLIENT, we shall be free to offer services of any type to any other party, as we consider appropriate, and we may use the KPMG Property for that purpose . We recognize that the KPMG Property will not include any part of your confidential information nor your tangible or intangible property and we shall have no right to the property of CLIENT . a . In order to be able to provide better services, we have created, acquired or already use various concepts, methodologies and techniques, models, standards, software, operator interfaces or screen designs, as well as general advisory and software tools and systems operation methods, coherence of the KPMG Property . Therefore, no interest in or right to such property may be claimed by CLIENT . Additionally, regardless of the acceptance or not of this proposal by CLIENT, we shall be free to offer services of any type to any other party, as we consider appropriate, and we may use the KPMG Property for that purpose . We recognize that the KPMG Property will not include any part of your confidential information nor your tangible or intangible property and we shall have no right to the property of CLIENT . b . Acceptance of this proposal will imply recognition and agreement by CLIENT that any advice, recommendation or information provided by us, in relation to this proposal, will be for your own confidential use . Except in cases foreseen in law or in which the product submitted by us is for disclosure to third parties, CLIENT will not reveal nor permit access to third parties of this advice, recommendation, information or to the product of the work, nor will it summarize or refer to this advice, recommendation, information, or to the product of the work or to the contents of the documents that established the basis for engaging KPMG, including the Proposal, except with our express, prior and valid consent. c . CLIENT undertakes to indemnify, defend and insure us against each and every liability attributed to KPMG by any third party arising from improper or unauthorized use, possession or disclosure . d . CLIENT undertakes to formally consult us prior to revealing any material provided by us, due to or as a result of the services which are the subject matter of this proposal, or prior to authorizing their total or partial disclosure to third parties, and to provide to us the material to be disclosed, in writing, so that we are able to evaluate and consider it, exclusively, in accordance with the ethical and legal principles which we are governed by, due to internal, regulatory and legal norms . e . Regardless of KPMG’s agreement with the possible disclosure of the Result(s) of the Services, CLIENT agrees that the use or disclosure by CLIENT, of any part of the Result Result(s) of the Services, in any circumstance and for any purpose, shall occur solely according to the assessment of convenience and opportunity that CLIENT may perform, through its Management, consultants or advisors, and, therefore, at the sole risk and responsibility of CLIENT . f . Accordingly, it is agreed between KPMG and CLIENT, that the act of using or revealing any part of the Result(s) of the Services shall automatically imply the responsibility of CLIENT for each and every consequence, damage or loss deriving from or as a result of such use or revelation, which may fall on CLIENT, KPMG or third parties, including KPMG or natural persons which may be allocated to the performance of the services by KPMG . 6 - Fees 6.1 - The fees described in the proposal do not include: a . Inflation, it being presumed that the current price stability will be maintained until final settlement . Therefore, the fees will be adjusted annually, according to the General Market Price Index of the Getúlio Vargas Foundation (IGP - M/FGV) and, if this index is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value in question and avoid its deterioration as a result of inflation . However, we reserve the right to automatically apply to any outstanding payment any legal ruling that changes the method for indexing contracts in a period lower than one year .

b . Unusual situations during the course of our contractual relationship, such as, but not exclusively related to, the unavailability of information required for the performance of the services, the need for rework caused by CLIENT or its employees, or other situation in which KPMG has to incur additional or extraordinary dedication or effort, caused by CLIENT or its employees . If this type of situation is noted by KPMG, we will inform you and, in these circumstances, the parties will meet to reach an agreement, in order to avoid that KPMG bears alone the consequences of such unforeseen events . 15 Classificação do documento: KPMG Confidencial c . Additional services . Should you request additional services, such as consultations that involve research or specific studies of matters not included in this proposal, these will be charged separately, according to the time effectively spent, and will be previously agreed upon with you . 6.2 - We clarify herein that any delay in the payment of an invoice will subject CLIENT to: a. a fine of 2% (two percent) on the full amount of the invoice. b. default interest equal to the interest rate in force for the late payment of taxes due to the National Treasury (Selic). c. if the interest rate in force for late payment taxes due to the National Treasury does not include an inflation adjustment, an adjustment in accordance with the variation of the General Market Price Index of the Getúlio Vargas Foundation (IGPM/FGV) will be added to the interest amount and, if this IGPM/FGV index is discontinued, another inflation adjustment index established by law, with similar composition and scope, will apply in order to preserve the economic value in question and avoid its deterioration as the result of inflation. 6 . 3 - If there is any change in the economic and financial equilibrium established herein in this engagement, we understand that we may review the matter with you in order to agree upon the necessary readjustment that reflects the increase in our costs . If there is no agreement on this matter, this shall constitute just cause for the rescission of the contract based on this proposal, irrespective of any penalty . 7 - Work papers a . During the performance of our services, we will have access to verbal and written information, documents and data in general, which will be recorded and filed, if necessary, in electronic media . Nevertheless it is an obligation of CLIENT to safeguard, for the period set forth in law, its accounting records and other documents that support its transactions for commercial and tax purposes . However, in accordance with professional legal and regulatory rules, we may retain and maintain on file copies and annotations of all the verbal and written information and documents in general, including confidential information that is provided to us as a result of or arising from the rendering of the services . 8 - Confidentiality a . KPMG shall keep the Data confidential, treating it with the same care, methods, techniques, and physical and technological safeguards that it applies for the safekeeping and protection of its own confidential data . Due to this agreement KPMG is authorized to process, use, treat, retain and store the Data, for due performance of the Services set forth in the Proposal and to carry out analysis of Data or other Client data provided to KPMG in isolation or combined with other Data owned by it or by third - parties, to improve KPMG`s service delivery and performance capacity or quality of other services or technology . b. The obligations of confidentiality set forth herein do not apply to Data that: i. ii. iii. iv. v. vi. is or becomes available to the public without violation of this document ; was known by KPMG without obligation of confidentiality when disclosed by the Client ; is developed independently by KPMG without using the Data ; is required by law, or professional standards applicable to KPMG, to be disclosed, including by Law No . 12 . 683 , of July 9 , 2012 , as amended, or whose disclosure is necessary so that KPMG may defend itself in case of the institution of an administrative, arbitral or judicial proceeding against it ; disclosed, by Client, to third parties, without similar restrictions, or is approved for disclosure by Client ; and is received by third - parties without obligation of confidentiality . b . 1 . KPMG represents that it has technical, legal and/or other safeguards, measures and controls in place to protect the Data from unauthorized disclosure or use . Therefore, any questioning in this respect shall be directly submitted to KPMG and, KPMG agrees that it shall be liable to Client to the extent set forth herein, for any such unauthorized disclosure or use, including without limitation by the Global Network or other third - parties that, under the terms hereof, have access to the Data .

b . 2 . KPMG declares that it shall process Data according to the applicable law, including Brazilian Personal Data Privacy Law n Σ 12 . 965 / 2014 , notwithstanding more restrictive internal guidance . Client declares that it will provide KPMG with access to [personal] Data only to the extent KPMG needs it to perform the hired services and that Client will not legally authorized to do so or as permitted by this agreement . 16 Classificação do documento: KPMG Confidencial c . Considering that KPMG is part of a Global Network of independent member firms in relation to one another and affiliates of KPMG International Cooperative, a Swiss cooperative which does not provide services to clients (Global Network), while performing KPMG ǲ s activities, KPMG will apply leading practices and employ the available resources of the Global Network for the purposes set forth herein and KPMG is accordingly permitted to share Data with other members of the Global Network including without limitation KPMG International Cooperative, assisting them or KPMG, notwithstanding confidentiality to Client . d. KPMG, over the course of its regular activities, including its provision of Services hereunder, shall avail itself of its own and third party resources, m u ltid i sc i pli n a r y c o m p e t en ce, its te ch n olog i c a l resources (which include without limitation audit technologies, software productivity tools, certain t e c h n o l o g y i n f r a s t r u c t u r e , d a t a pr oc e s s i n g and s t o r age, b a ck - off i ce a d m i nis t r a t i ve and cl e r i c al services, including by the Global Network or other third parties such as cloud providers, in national or foreign territory), its capacity of exploratory data analysis by its big data analytics team and data mining techniques and may conduct research, test resources and analyze the information that it has for purposes consistent with our professional standards, such as to evaluate, improve and develop its operation and its services or technologies for you or for other clients, as well as to simplify and solve problems identified during its performance, conduct thought projects, allow you and other clients to evaluate various business transactions and opportunities, and make presentations to you, other clients and non - clients. Thus, Client agrees that its Data and other information may be involved in the foregoing, including without limitation processes of research, tests and analysis carried out by KPMG and that such processes may involve the access and the process of Data by the Global Network and other third party, subject to the applicable laws and otherwise subject to the obligation of confidentiality set forth in this clause. When your information or Data is used outside of the Global Network or third parties assisting them or KPMG as outlined herein, Client will not be identified as the source of the information and any personal data will be previously anonymized. e . KPMG`s obligation of confidentiality, under the terms hereby established, shall survive the termination of the Proposal and its Exhibits or completion of the Services that are the subject thereof, regardless of the reason of any termination, for the period of one (1) year thereafter, whichever of termination or completion is later, unless there is a longer period for survival of such obligations provided in the applicable law that expressly applies to the Data or unless there is a longer period for survival of such obligations set forth in the professional standards applicable to KPMG or the confidentiality of the Data . f . We may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of the report, in accordance with the scope defined in this proposal, for inspection by the regulatory agencies to which either CLIENT or KPMG are subordinated . g . On the occasion of any such request, you shall be given prior notice, as long as it is not prohibited by law, so that you can take those measures that you understand appropriate to protect your interests, it being evident that a simple disallowance, unaccompanied by judicial protection, will not be sufficient to prevent compliance with orders issued by the aforementioned authority/regulatory agencies . h . If one of the parties receives a service of notice or other duly issued administrative or judicial request, requiring the disclosure of confidential information of the other party, if not prohibited by law, that party shall immediately notify the other party in writing of such demand, in order to enable it to seek a protective order . As soon as the party summoned to reveal information delivers the notice, the summoned party shall be entitled to comply with such demand to the extent permitted by law or as determined in such demand, and is subject to any protective or similar order valid and effective, that the party interested in the confidentiality of the information may happen to obtain . i . It is hereby established that Client, by itself or by third parties, is prohibited from carrying out audit, inspection or supervision of the facilities, systems, and records of KPMG, in view of the obligations of confidentiality and secrecy of the information trusted to KPMG by its clients . Notwithstanding such prohibition, KPMG undertakes to provide, upon express request and only for the use by Client, information regarding the Services rendered and also the reimbursable fees and expenses incurred . The foregoing provision shall prevail over any other that, regarding the same matter, is provided for in documents or institutional policies of the Client, such as codes of conduct, registration documents or by clickwrap or clickthrough agreements . 17 Classificação do documento: KPMG Confidencial 9 - Limitation of responsibility a . In any case foreseen in this proposal, or otherwise, the indemnification due by KPMG to CLIENT or to third parties related to it, as a result of or arising from the rendering of the services described in this proposal, will be limited to the maximum, sole and total amount that corresponds to the amount of the fees actually paid by CLIENT to us relative to services for a single calendar year . b . Having exhausted the limit herein established, as a result of or arising from the payment of a sole indemnity or of more than one of them by KPMG to CLIENT or to third parties related to it, all the rights of CLIENT and third parties related to it to claim indemnification from KPMG will cease . c . With respect to the action of third parties, CLIENT agrees to indemnify KPMG for any damages, losses and expenses that it may incur as a result of actions, claims, litigation or questionings by third parties, related directly or indirectly to the contracted services, except when these actions, claims, litigation or questioning arise from proven negligence or bad faith, declared in a court decision . 10 - Use of electronic mail a . KPMG compliance with market practices (except encryption) . During the contractual relationship established according to the present document, KPMG may communicate with CLIENT by email, and transmit documents by e - mail . CLIENT accepts the risks inherent to this means of communication (including the risks of interception or unauthorized access to the communications described above, the risk of corruption of these communications and the risks of virus or other possible harmful devices, which are possible despite the security policy practiced by KPMG) and agrees that only the final versions of the documents and information transmitted by KPMG should be considered by CLIENT . KPMG will accept responsibility only for the original content in its records . 11 - Corporate logotype a . KPMG reserves the right to use the name and the logotype of CLIENT in the reports and communications pertaining to Services for CLIENT . b. For the purpose of marketing, publication or the negotiation of services KPMG and KPMG International member firms may reveal the fact that they are rendering services to CLIENT, identifying the CLIENT by name (and/or logo) and indicating only the general nature or category of these services and any details that legally became information in the public domain. 12 - Rescission a . Noncompliance with any term or condition established through this document, as well as the performance of its subject matter in disagreement with the provisions herein, shall give the innocent party the right to rescind it through express notice to the party that gave rise to this, with prior notice of ten working days . b . In addition to the aforementioned circumstances, the agreement may be rescinded in the following cases : b . 1 Amendment to the articles of association or by - laws or a change in the purpose or corporate structure of the parties that impairs the execution of this agreement . b . 2 Transfer of the rights and/or obligations pertaining to this proposal, without prior, express authorization by the other party . b.3 Recurrent failures, duly proven by the parties. b.4 In the interest of any parties, through notice. b . 5 Automatically, if there is a petition for bankruptcy, judicial or extrajudicial recovery or intervention or dissolution of any of the parties . b . 6 In the event a fact occurs which, due to local or international standards, causes an impediment to the continuity of the work or of the contractual relationship . c . Irrespective of the reason and origin of the rescission, without prejudice to the admissible penalties, CLIENT is obliged to reimburse all expenses incurred by us until the effective date of rescission, as well as to pay for the services performed until said date . 13 - Notices The notices related to this contract shall be effective when addressed as follows:

a . in the case of the CLIENT, to the address given in the heading of the Proposal, to the attention of the person to whom the proposal is addressed . 18 Classificação do documento: KPMG Confidencial b . in the case of KPMG, to the address in the letterhead of the Proposal, to the attention of the person signing the Proposal . c. Notices will be valid when there is evidence that they were delivered to the correct address, even if they are not received for any reason. d . If either party changes its address for notification purposes, it shall send to the other party prior written notice of the new address, and the date on which it takes effect . If this is not done, the notices sent to the last address provided by a particular party will be deemed valid for all purposes . 14 – Solidarity a . If there is more than one addressee in the Proposal, they will answer jointly and severally for compliance with all CLIENT terms and conditions contained in the Proposal and this document in accordance with Article 264 of the Brazilian Civil Code . 15 - Parties independent b . None of the terms of the Proposal or this document - nor the acceptance of them - may be interpreted by the parties or third parties as characterizing a partnership, joint venture, partnership or any kind of representation relationship between the parties, or empl o y me n t relat i o n ship b e tween t h e representatives of KPMG and the CLIENT . 16 - The force majeure a . Neither party shall be in default or incur liability if it fails to fulfill its obligations under the Proposal and attachments due to causes beyond its control, as provided in Article 393 of the Brazilian Civil Code . In the event of a force majeure event affecting either party, said party shall notify the other as soon as possible . 17 - Severability a . Each clause or term of this document constitutes a separate and independent term . If any of the terms hereof are deemed void or unenforceable by a judge or competent authority, the remaining terms shall remain in force . In this case, the parties will be released from obligations arising from the defective provision, but shall engage their best efforts to replace the invalid or unenforceable provision with one that does not contain the defects such that the results originally intended by the parties are achieved as closely as possible . 18 - Entire agreement and amendments a . This agreement represents the entire agreement between the parties on the proposed services and may only be amended by mutual agreement among the parties . 19 - Term a . The contractual relationship based on the Proposal and it( s ) Attachment( s ) shall enter into force on the date of acceptance, tacit or express, of the Proposal by the CLIENT, and will remain in force for the period necessary for the full performance of the Services and fulfillment of all obligations undertaken by the parties, subject, in any event to the exceptions that authorize early termination and rescission hereunder . b . In the event of tacit acceptance of the Proposal, the initial expiration of the contractual relationship shall be deemed for all purposes to be the date of commencement of performance of the Services, even if the CLIENT signs the proposal indicating a date subsequent to the beginning of the performance of the services . 20 - Governing law and jurisdiction a . The contract signed by express or tacit acceptance of the Proposal and its attachments shall be governed and construed in accordance with the laws of the Federative Republic of Brazil and the forum for resolving any disagreement whatsoever between KPMG and the CLIENT will be the Courts of the City of São Paulo in the State of São Paulo, Brazil .

5 - Acceptance 19 Classificação do documento: KPMG Confidencial The conditions contained in this hiring offer are valid for a period of 30 (thirty) working days, counted from their issuance . Having an interest in Natura Cosméticos S . A . "Company" in hiring the services of issuance of EVALUATION report of KPMG Independent Auditors, this should express its acceptance of this proposal by return of copy duly signed by its Representative, including pointing out the visa on each page of this . If the company does not prevent its acceptance in the manner indicated, but authorizes the commencement of the provision of the services subject to this proposal, by oral or written form and without expressly registering any restriction to the terms and conditions of this proposal, such act Shall represent the company's tacit adherence to all the terms and conditions set forth herein and, accordingly, the contractual relationship between the Parties shall be governed, in any event, by this document . When we receive your confirmation, we will begin to plan the work so that we can put maximum resources at the company's service . The company hereby agrees with the terms of this proposal and hires KPMG Auditores independentes to carry out the work described herein, in accordance with the conditions presented . This instrument repeals all previous understandings and agreements between the parties on the subject matter of this proposal . Any change in the terms of this proposal should be made formally in writing and will only be effective if the document is duly signed by the authorised representatives of the parties .

The contract established in the terms of this proposal shall be governed and interpreted in accordance with the laws of the Federative Republic of Brazil and the court for settling disagreements of any nature between KPMG and Natura Cosméticos S . A , in conformity with the will of the parties shall be, in an irrevocable manner, the court of the Judicial District of the Municipality of São Paulo, in the State of São Paulo . KPMG Auditores Natura Cosméticos S.A. Independentes Partner’s signature : Signature : Name : Rogério Garcia Name : Position: 20 Classificação do documento: KPMG Confidencial Date: 201 13 / 08 / 9 Approval date: / / Witnesses : 1. Name: CPF/MF: 2. Name: CPF/MF:

# Appendix (Appendices)

Document Classification: KPMG Confidential

Appendix (Appendices) Document Classification: KPMG Confidential

Appendix II - Service Fee payment terms and conditions Document Classification: KPMG Confidential This document is incorporated into the Proposal by reference . Natura Cosméticos S . A declares for all purposes that, in order to facilitate the payment of the fees, it provided to KPMG all information it deems significant in order for the invoices to be processed within the standards that are commensurate with Natura ǲ s practices including requirements and expectations of all parties, individuals and departments comprising its Organization's accounts payable process, particularly those in charge of receiving, assessing, approving, releasing and processing collection documents and making payments . Natura Cosméticos S . A acknowledges herein that it has reviewed all information included in the SUMMARY CHART OF BILLINGS shown below, and that it agrees that all of the information included in the table is correct and addresses all Natura ǲ s needs in order for the fee invoices to be considered commensurate and accepted by Natura  s standards, and that, therefore, the fees will be paid on the due dates agreed herein, under penalty of prompt enforcement of the corresponding contractual and legal measures and penalties . Payments should be made through the bank payment slips sent by KPMG, together with the corresponding invoices, at each installment .

© 2019 KPMG Auditores Independentes, uma sociedade simples brasileira e firma - membro da rede KPMG de firmas - membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. Todos os direitos reservados. Impresso no Brasil. (KPDS 538671) Esta proposta foi elaborada pela KPMG Auditores Independentes, uma sociedade simples brasileira e firma - membro da rede KPMG de firmas independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça. A KPMG International não presta serviços a clientes. A presente proposta é estritamente confidencial e foi preparada exclusivamente para uso interno da Natura Cosméticos S.A., a fim de fornecer informação suficiente para tomar a decisão de contratar ou não os serviços da KPMG Auditores Independentes. Este documento não poderá ser divulgado, comentado ou copiado, no todo ou em parte, sem o nosso prévio consentimento por escrito. Qualquer divulgação para além da permitida poderá prejudicar os interesses comerciais da KPMG Auditores Independentes. A KPMG detém a propriedade deste documento, incluindo a propriedade do copyright e todos os outros direitos de propriedade intelectual. O nome KPMG e o logotipo são marcas registradas ou comerciais da KPMG International. Contact our team Rogério Hernandez Garcia Sócio Tel: +55 11 3940 - 8242 rhgarcia@kpmg.com.br Raphael Eduardo Pereira Diretor Tel: +55 11 3940 - 1875 resilva@kpmg.com.br kpmg.com/BR Document Classification: KPMG Confidential

Indicative Proposal Project Apple Natura &Co Holding S.A. Transaction Advisory Services July 27, 2019

July 27, 2019 Natura &Co Holding S.A. Avenida Alexandre Colares, 1.188 - Vila Jaraguá 05106 - 000, São Paulo, SP Attention : José Antonio de Almeida Filippo Dear Sirs, We are pleased to present our proposal for rendering professional services to Natura &Co Holding S . A . (“Natura” or “Client”) for the valuation of Avon Products, Inc . (“Avon” or “Company”) equity . In May 2019 , Natura Cosméticos S . A . , Natura, and Avon announced an agreement by which Natura COsméticos will acquire Avon by means of an all - share merger, resulting in the combination of their businesses, operations and shareholding bases (“Transaction”) . As a result of a corporate restructuring to be implemented, a new holding company for the group, Natura &Co, will wholly own the shares of Natura and Avon . In this context, Natura’s management (“Management”) invited Ernst & Young Assessoria Empresarial Ltda (“EY”) to present a proposal for the economic valuation of the Company, with the objective to offer Natura’s management and shareholders support for the deliberation about Avon acquisition and the corporate acts needed to implement the restructuring, as required in the Articles 8 , 226 , 227 and 256 of Law 6 . 404 / 76 (“Brazilian Corporate Law”) . The work described herein shall not be considered as a fairness opinion, a recommendation towards any transaction, or about the conditions for any possible transaction . We understand that the final decision about the occurrence of a transaction and its conditions is responsibility of Natura’s management and shareholder . We point out that our work shall not be used for any other purpose than the one described herein . This document is not an engagement letter or a contract, but rather a description of terms and conditions for performing the services proposed by EY . Once the scope of work, fees and commercial guidelines have been approved, the engagement letter and contracts will be provided to you . We would like to thank you for the opportunity of presenting our services and to be at your disposal for any additional clarification. Sincerely, << free translation>> Andrea de Brito Fuga Ernst & Young Assesoria Empresarial Partner Ernst & Young Assessoria Empresarial Ltda. São Paulo Corporate Towers Avenida Presidente Juscelino Kubitscheck, 1909 Torre Norte - 10 o andar CEP: 04543 - 011, São Paulo , SP Tel: +55 11 2573 3000 Fax: +55 11 2573 5780 This document is a free translation of the original document issued in Portuguese. In case of doubt, the document in Portuguese should prevail.

# Contend

EY 04

Context 09

Scope 10

Limitations 11

Schedule and final product 12

Fees 13

Final considerations 14

Our team 15

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EY 04 Co n text 09 S c op e 10 Limitations 11 Schedule and final product 12 Fees 13 Final considerations 14 Our team 15 Contend Page 3

Page 4 our commitment EY is committed in doing its part in building a better working world, starting with yours. Page 4 our

# global structure, local operation

This is how we make difference.

| | |
|---|---|
| Global | Team \| 174.808<br>Offices \| 728<br>Countries \| 150 |
| Brazil | Team \| 5.000<br>Offices \| 15<br>Towns \| 12 |

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EY

our global structure, local operation Technical knowledge applied to business demands and challenges of each industry. This is how we make difference. B r azil Team | 5.000 Offices | 15 Towns | 12 G l o b al Team | 174.808 Offices | 728 Countries | 150 Page 5

# Our presence in Brazil

EY
EY
EY
EY
EY
EY
EY
EY
EY
EY
EY

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Ź 15 offices Ź 12 towns  Belo Horizonte  Blumenau  Brasília  Campinas  Curitiba  Fortaleza  Goiânia  Porto Alegre  Recife  Rio de Janeiro  São Paulo  Salvador Our presence in Brazil Page 6

Assurance
Tax
Client challenges
Sustainability
Governance
Capital
Client strategy
People
Growth
Efficiency
Client challenges
Transactions
Advisory

our
# integrated services

Innovation in your challenges solutions

Page 7

our integrated services Innovation in your challenges solutions Page 7

Preserving
Raising
Capital Agenda
Optimizing
Investing

# Transactions

## Capital management in several perspectives:

## Raise, Preserve, Optimize and Invest

**Our specialties:**

- Business valuation and financial modeling
- Fixed assets valuation
- Asset control advisory (inventory)
- Structured financial instruments - *Complex securities*
- *Accounting and financial Due diligence*
- *Labor and tax Due diligence*
- M&A and consulting in debt and capital management
- Consulting focused on infrastructure and PPP's
- Consulting in *Real Estate transactions*
- *Project Finance*
- Pre and post transaction integration Consulting

Page 8

Transactions Capital management in several perspectives: Raise, Preserve, Optimize and Invest Our specialties: Ź Business valuation and financial modeling Ź Fixed assets valuation Ź Asset control advisory (inventory) Ź Structured financial instruments - Complex securities Ź Accounting and financial Due diligence Ź Labor and tax Due diligence Ź M&A and consulting in debt and capital management Ź Consulting focused on infrastructure and PPP’s Ź Consulting in Real Estate transactions Ź Project Finance Ź Pre and post transaction integration Consulting Page 8

Avon is a global company that produces and sells cosmetics and related products . The Company creates and distributes products that are sold by more than five million independent sales representatives worldwide . Product portfolio includes complete lines of make - up, skincare, fragrances, fashion and decoration items . Avon has operations in 56 countries and distributes its products in other 21 countries and territories . The Company operates in Brazil since 1958 , selling products all over the country . Nowadays, Brazil represents Avon’s largest operation, with the largest sales force . Avon’s main facilities are cosmetics production plants and distribution centers, where offices are located and products are packed and sent to the representatives, according to their orders, and a R&D facility, located in Suffern, NY . Avon’s main administrative center is located in London . Other facilities include : ▪ Two plants in Europe, serving mainly Europe, Middle East and Africa ; ▪ Twelve distribution centers and four administrative centers in Europe, Middle East and Africa ; ▪ Two plants, eight distribution centers and one administrative center in South America ; ▪ One plant, two distribution centers and one administrative center in North America ; ▪ Four plants and five distribution centers in Asia . Context Page 9

S c o p e Page 10 Avon’s Financial - Economic Valuation The scope of our work is to provide an estimate of Avon's economic value at a base date to be defined based on the Future Profitability methodology through Discounted Cash Flow (DCF) . Additionally, the value obtained in this study will be compared to the value ranges to be obtained through Market Multiples and Com p a r a b le T r a n s a c t i on M ul t i p les methodologies, if public information is available . Our work will be based on Avon's Consolidated Financial Statements, future business plan and other information provided by Natura and its advisors, as well as market research and information. Interviews will be conducted with Management, the Transaction's financial advisors, and the strategy consultancy, which is working on estimating Transaction’s synergies . These interviews will aim to understand the Company's business model and historical performance, including financial results, growth expectations, business plan and key assumptions for operational projections . We will review the prepared projections and discuss with the Management any adjustments to calculations and a s sum p t i o n s b a se d o n th e D CF methodology, the Company's operational situation, as well as market conditions at the base date. Therefore, some assumptions made during the valuation will be based on future events, which are part of the expectations of Management and EY professionals at the time of work, which may not occur and / or change in the future . The scope of this work includes: 1. Understanding of Company’s operations and business model; 2. Analysis of historical financial statements and management data ; 3. Projection analysis and criticism, based on discussions with Management and on market analysis ; 4. Development of discounted cash flow model according to the Company's operating characteristics; 5. Research of companies operating in the sector, based on available public information; 6. Meetings with Management to solve clarify points, present results and projections, and make possible adjustments and clarifications; and 7. Report preparation, containing the methodology and assumptions adopted, as well as our conclusion of value.

Limitations Page 11 It is important to mention that the following items are not included in the scope of our work: ✓ Performing audit, due diligence or tax planning procedures; ✓ Performing accounting advisory; ✓ The delivery of projection models or spreadsheets that supported our analysis; ✓ Valuation of any other controlled company unknown at the time of issuance of this work; ✓ Valuation of any Avon asset or liability separately; ✓ Verification of ownership of Avon's assets and / or of its quotas; ✓ Determination of the existence and amount of contingencies not accounted for in Avon’s financial statements or not reported to us during the execution of the work; ✓ Conduct any negotiation process involving shareholders or investors in a potential transaction.

Schedule and Final Product Considering the mentioned aspects, we estimate to finalize the proposed work, within 5 to 6 weeks, from the date that most of the initial information needed to perform our analyzes is available to us. Should there be any problems or difficulties affecting the quality or schedule of the proposed work, we will promptly notify Natura. The final product of the work will be an economic - financial valuation report, in Portuguese, with translation to English, containing the description of the methodologies adopted, the main projection assumptions, and our indication of value for the Company’s Equity. Delivery of the final report containing the results of the scope described in this presentation will state the completion of our services. Página 12 Page 12

Based on the scope of the work described herein, the professionals who will be involved in the work and the estimated hours applied to the Card Rate pre - negotiated with Natura, EY estimates its fees between R$ 200 thousand and R$ 220 thousand. We propose that these amounts be billed: • R$ 120 thousand in the acceptance of the proposal; and • the remaining value in the delivery of our draft report. The fees above do not include the applicable sales taxes, will be included, observing the rate of 7 . 60 % as COFINS, 1 . 65 % as PIS and 5 . 00 % ISS, therefore the above fees are net of taxes . Página 13 If Management believes that additional meetings with the participation of EY staff or any updates to the work performed after the delivery of the final report are needed, our participation will be based on the estimated hours to be incurred and previously agreed hourly rate of R$ 800.00 / hour (eight hundred reais per hour). Our participation is limited to 120 days after the delivery date of the final reports. Expenses incurred by EY while performing the work, such as travel, food, lodging, air fares (travel), taxes, declarations, certificates, phone calls, copies, and other materials, are not included in the amount of the fees and will be kept at a minimum necessary and will be billed directly to Natura. F e e s Page 13

Final Considerations It is important to emphasize that this quote has an expiration period of (twenty) 20 days from its issuance date . Acceptance of the proposed services, including the related fees and conditions, will be formally documented in an Engagement Letter, including the execution of a statement of work which will represent EY’s engagement for performing the services agreed upon in this proposal . In order to formalize the acceptance of this quote, we kindly ask you for a written acceptance letter or an email agreeing with the contents of this quote . Until the moment we issue the contract, we reserve the right to revise the prices we are offering, especially in the case of scope alteration or contract conditions . We would like to thank for the opportunity to present our professionals services to Natura and make us available to answer any questions that may exist . Page 14 our team Página 15

Our team Andrea Fuga partner Valuation & Business Modeling Tel +55 11 2573 4111 Email andrea.fuga@br.ey.com Ź Partner of the Valuations Modeling & Economics group of Transaction Advisory Services at EY Brazil, has extensive experience in economic valuations and M&A processes. Ź Partner responsible for the Financial Institutions sector in the area of Transactions for the South of Latin America. Ź Member of the Brazil Ethics and Compliance Committee and representative of the Southern Latin America region at the Americas Oversight Ethics Board. Ź Leads economic appraisal projects performed to support accounting records, tax processes, corporate restructurings, public offerings and company negotiations. Ź Coordinates, as an expert, reviews of economic assessments used in financial reporting related to fair value of investments, biological assets and intangible assets, as well as asset recoverability analyzes. Ź She has done several viability analysis, financial modeling and business plan studies, involving running businesses and greenfields. Ź She has also participated in consultancy projects related to capital structuring and shareholder value maximization, and litigation processes related to economic valuation or M&A issues. Ź Coordinated M&A advisory processes, including search for potential investors, preparation of Information Memoranda, initial contacts and subsequent price negotiation, terms and contracts of the transaction. Ź Her clients include the financial, infrastructure and agribusiness sectors. Some of the main groups served were: Itaú, Bradesco, BTG, FI - FGTS, Grupo Votorantim, Grupo Odebrecht, Iberdrola, Usina São Martinho, Raízen, SwissRe, Elopar and Cielo. Ź Developed and taught various trainings related to economic valuations of companies and assets. Ź Throughout her career, Andrea has developed experiences with financial institutions and global consulting and auditing companies. Ź Graduated in Public Administration, Fundação Getulio Vargas (SP, Brazil). MBA in Finance and Strategy from Simon Graduate School of Business at the University of Rochester (NY, USA). Page 16

Our team Leticia Almeida Senior Manager Valuation & Business Modeling Tel.: +55 11 2573 3036 E - mail: leticia.almeida@br.ey.com Ź Leticia is Senior Manager of Valuations Modeling & Economics practice at EY. Ź Leticia has over 8 years experience in economic and financial valuation of companies for different purposes, including mainly : Purchase Price Allocation in business combination ; asset recoverability analysis ; assessments for tax planning, restructuring and reorganization purposes, mergers and acquisitions, among others . Ź Leticia was a senior analyst for the Valuation and Business Modeling team in the United States in Boston / MA, where she had extensive experience serving clients in several countries such as Germany, France, India, China, Japan and Korea . Ź Her main works include experience in the Life Sciences (Pharmaceutical, Biotechnology and Medical Equipment), Chemical, Consumer Products and Agricultural Industries . Ź Main clients : Pfizer, Lupine, Covidien, Fresenius, Eurofarma, Johnson & Johnson, Procter & Gamble, General Mills, Bunge, Raizen, Odontoprev, among others . Ź Graduated in Business Administration at Federal University of Itajubá - MG - Brazil Ź Manager of Valuation & Business Modeling (V&BM) practice for EY's Transaction Advisory Services group. Ź Has experience in economic and financial valuation of companies for M&A, feasibility analysis of new projects, corporate restructuring processes involving the Securities Commission (CVM) and valuation of intangible assets for accounting purposes (IFRS and USGAAP) . Ź Also carried out several reviews of economic valuations used in financial reports related to the fair value of investments and intangible assets, as well as asset recoverability analyzes . Ź Prepared feasibility analysis, financial modeling and business plan building studies, involving running businesses and greenfields, for the highway concession, mining, automotive and capital intensive industries . Ź Bachelor of Economic Sciences at Pontifícia Universidade Católica de São Paulo – PUC SP . Ź Participation in business valuation specialization courses conducted by the American Society of Appraisers (ASA) and International Institute of Business Valuers (IIBV) . Giancarlo Kanaan Manager Valuation & Business Modeling Tel.: +55 11 2573 5476 e - mail: giancarlo.kanaan@br.ey.com Page 17 our
# achievements and aknowledgements

Corporate INTL Global Awards 2012 Winner

Most Admired MAKE 2012 Knowledge Enterprise

vocês/a AS MELHORES EMPRESAS PARA COMEÇAR A CARREIRA 2012

Awards Brasil 2011 CUBIC™ Corporate University Best in Class

EY

o u r achievements and akno w ledgemen t s

Services: Strategic planning / Fund raising / Business plan execution / Innovation / Internal control processes / Investment funds / IPO / Corporate governance and transparency Programs: Entrepreneur of the Year (EOY) The world’s biggest entrepreneurship award. CEO Summit Growth and Leadership Discussion Forums Across Brazi l Winning Women Encouraging female entrepreneurship Women Athletes Global Leadership Network A program dedicated to assisting female athletes our enterpreneurship support

2012 The first one in the service industry to state information at highest level of transparency – Level A – , according to the Global Reporting Initiative (GRI). 2013 Sustainability Report with independent audit, ensuring Level A+ according to GRI criteria. 2014 Sustainability Report by the G4 version of the GRI, reinforcing EY as pioneer, since reporting by this version is only required from 2015. our sustainability focus

Ź Detailed annual reviews on the application of international accounting standards in Brazil and the rest of the world; Ź Investment attractiveness surveys in Brazil and other countries, mapping opportunities; Ź Newsletters and projections from various sectors of the economy and important topics: taxes, corporate governance, sustainability and growth . our excellence in knowledge

Exhibit VIII to the Management Proposal

Natura &Co’s bylaws containing the proposed amendments in highlight

BYLAWS

DA

NATURA COSMÉTICOS S.A.

CHAPTER I

CORPORATE NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - NATURA COSMÉTICOS S.A. is a publicly-held corporation governed by these Bylaws (“Bylaws”), applicable law and the Novo Mercado Rules.

Sole Paragraph - With the entry of the Company into the Novo Mercado, B3 SA - Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, administrators and members of the fiscal council, when installed, shall also be subject to the Novo Mercado Regulations.

Article 2 - The Company shall have its headquarters and court of jurisdiction in the city of São Paulo, State of São Paulo.

Paragraph 1 - The Company may install branches, agencies, warehouses, offices and any other establishments in the country by resolution of the Board of Directors.

Article 3 - The Company’s corporate purpose is to manage equity interests in companies which carry out their main activities in the beauty industry, including, but not limited to, fragrances, skin care, hair and color cosmetics, or in related or complementary to the beauty industry, including but not limited to home and fashion, as a partner or shareholder in Brazil or abroad.

Paragraph 1 – The Company may directly engage in other activities related to or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of activities by the companies in which the Company has a direct or indirect interest in any way takes into consideration the following factors: (i) the short and long term interests of the Company and its shareholders, and (ii) the economic, social, environmental and legal effects, in relation to its employees, suppliers, partners, customers and other creditors, as well as the communities in which the Company operates locally and globally.

Article 4 - The Company’s duration term is indefinite.

CHAPTER II

CAPITAL STOCK, SHARES AND SHAREHOLDERS

Article 5 - The Company’s share capital, fully subscribed and paid up, is of [●] ~~one hundred~~ reais (BRL [●]~~100.00~~), divided into [●] ~~one hundred (100)~~ registered common shares with no par value.

Article 6 - The Company is authorized to increase its capital stock, regardless of any amendment to its bylaws, up to the limit of 1.315.000.000 (one billion, three hundred million) ~~441.310.125 (four hundred and forty one million, three hundred and ten thousand, and one hundred and twenty five)~~ common shares with no par value, by means of resolution of the Board of Directors, which shall establish the issuance conditions, including payment price and term.

Paragraph 1 - Within the limit of authorized capital, the Administrative Board may resolve on the issuance of subscription bonus and debentures convertible into common shares, as well as the capital increase through the capitalization of profits or reserves, with or without share bonus.

Paragraph 2 - The Company's Administrative Board may grant options for stock purchase or subscription, pursuant to the plans or programs approved by the General Meeting, to its managers and employees, as well as to the managers and employees of other companies which are directly or indirectly controlled by the Company, without preemptive rights to the shareholders upon granting or the exercise of the options, observing the authorized capital limit balance on the date of the exercise of the referred share options, in conjunction with the balance of treasury shares when the stock options are exercised.

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All the Company’s shares shall be book-entry shares and, on behalf of their holders, will be maintained in a deposit account in a financial institution authorized by the Securities Commission – CVM.

Sole Paragraph - The share transfer cost may be charged directly to the shareholder by the depositary institution, as may be defined in the custody agreement, subject to the maximum limits established by the Securities Commission – CVM.

Article 9 - The issuance of new shares, convertible debentures or warrants, which are placed through sale on the stock exchange, public subscription, or exchange for shares, in a takeover bid, pursuant to articles 257 to 263 of Law 6.404/76, or, under the terms of a special law on tax incentives, may occur without the granting of preemptive rights to subscribers or with reduction of the minimum term provided for by law to exercise them.

CHAPTER III

THE COMPANY'S MANAGEMENT

SECTION I

GENERAL ASSEMBLY

Article 10 - The General Meeting shall meet, ordinarily, once a year, and extraordinarily whenever called pursuant to the law or the present Bylaws.

Paragraph 1 - The resolutions in the General Meeting shall be by absolute majority vote of those present, except for blank votes, except if otherwise foreseen in the applicable legislation.

Paragraph 2nd - The Shareholders’ Meeting may only resolve on the matters listed in the agenda for the meeting, as set forth in the relevant call notice.

Article 11 - The General Meeting shall be held and chaired by any of the Co-Presidents of the Administrative Board or, in his/her absence or impediment, by the Executive President of the Administrative Board or by his/her nominee. The President of the General Meeting may appoint up to two (2) secretaries.

Article 12 - The General Assembly shall be responsible for:

(i) Elect and dismiss members of the Administrative Board and members of the Supervisory Board, as the case may be;

(ii) Establish the global fees of the members of the Administrative Board and the Board of Directors, as well as the compensation of the members of the Supervisory Board if installed;

(iii) Attribute share bonuses and decide on any stock splits or reverse splits;

(iv) Approve remuneration programs based on actions of its managers and employees, as well as the managers and employees of other companies which are directly or indirectly controlled by the Company;

(v) Resolve on the allocation of net income for the year and the distribution of dividends;

(vi) Elect the liquidator, as well as the Supervisory Board that shall function during the liquidation period; and

(vii) Resolve on the delisting from B3's Novo Mercado.

Sole Paragraph - The Chairman of the Meeting shall observe and enforce the provisions of the shareholders' agreements filed at the Company's headquarters, not allowing the votes cast contrary to the content of such agreements to be computed.

SECTION II

MANAGEMENT BODIES

SUBSECTION I

GENERAL PROVISIONS

Article 13 - The Company will be managed by the Administrative Board and by the Board of Directors.

Paragraph 1 - The investiture in the positions shall be made by term of office, which shall include its subjection to the arbitration clause referred to in article 33 of these Bylaws, drawn up in the proper book, signed by the sworn manager, without any management guarantee.

Paragraph 2 - The administrators shall remain in their positions until their substitutes take office.

Paragraph 3 - The managers, in the exercise of their duties, shall observe the short and long term interests of the Company, including the interests and expectations of the shareholders, employees, suppliers, partners, customers and other creditors of the communities in which Company acts locally and globally, as well as impacts on the environment.

Article 14 - The Assembly will establish an annual global amount for distribution among the directors and the Administrative Board will be responsible for distributing the amount individually, in compliance with the provisions of these Bylaws.

Article 15 - Any of the management bodies validly meets with the presence of the majority of its members and deliberates by the vote of the majority of those present.

Paragraph 1 - In the event of a tie in the voting of a matter at a meeting of the Administrative Board, the Co-chairman member of the Administrative Board presiding over the meeting shall have the casting vote to break the resolution.

Paragraph 2 - The prior call of the meeting is waived only as a condition of its validity if all its members are present, with the votes cast in writing being admitted for this purpose.

Paragraph 3 - The meetings of the management bodies may be held, exceptionally, by conference call, videoconference, electronic mail or any other means of communication that allows the identification of members and simultaneous communication with all other people attending the meeting.

Paragraph 4 - Members who attend the meetings by conference call or videoconference or other means of communication under the terms of the paragraph above, shall confirm their vote by means of a statement sent to the chairman by letter, fax, e-mail or another means of communication allowing the member to be identified immediately after the meeting has ended. Upon receipt of the statement, the chairman of the meeting shall be empowered to sign the minutes of the meeting on behalf of the member.

SUBECTION II

Of The Administrative Board

Article 16 - The Board of Directors is composed of at least nine (9) and no more than thirteen (13) members, all elected and dismissed by the General Meeting, with a unified term of up to one (1) year, reelection being permitted.

Paragraph 1 - From the members of the Board of Directors, at least two (2) or twenty per cent (20%), whichever is greater, shall be independent directors, according to the definition of the Novo Mercado Rules, and the characterization of the appointed to the board of directors as independent directors shall be resolved at the general meeting that elects them, and the director(s) elected by means of the option provided for in article 141, paragraph 4, shall also be considered as independent. and 5 of Law 6.404/76, in the event of controlling shareholder. When, as a result of observing the percentage referred to above, a fractional number of directors results, the number immediately rounded shall be rounded up.

Paragraph 2 - The member of the Administrative Board shall have an unblemished reputation and may not be elected, unless the General Meeting is waived, who (i) holds positions in companies that may be considered competitors of the Company; or (ii) has or represents a conflicting interest with the Company; voting rights may not be exercised by the member of the Administrative Board if the same impediment factors are supervened.

Paragraph 3 - Thus, pursuant to art. 115, paragraph 1 of Law No. 6,404/76, the exercise of voting rights, in the election of the members of the Administrative Board, in circumstances which constitute a conflict of interest with the Company, is forbidden.

Paragraph 4 - The member of the Board of Directors may not have access to information or attend meetings of the Administrative Board related to matters in which he has or represents a conflicting interest with the Company.

Paragraph 5 - The Administrative Board, for the best performance of its functions, may create committees or working groups with defined objectives, being composed by persons designated by it from the members of the administration and/or other people, directly or indirectly related to the Company.

Paragraph 6 - The positions of Co-President and Executive President of the Administrative Board and Chief Executive Officer or major executive of the Company may not be held by the same person.

Article 17 – In electing the members of the Administrative Board, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, if one separate member is elected by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5 of article 141 of Law 6.404/76.

Sole Paragraph - If the multiple voting process has not been required by law, the Meeting may vote by means of coalitions previously registered at the desk, which shall ensure that the shareholders hold, individually or in a block, ten percent (10%) or more of the Company's common shares, for the right to appoint a member. The board cannot accept the registration of any coalition in violation of the provisions of this article.

Article 18 – The Administrative Board shall have up to 3 (three) Co-Presidents, as well as an Executive Chairman of the Administrative Board, who shall be elected by majority vote of its members, at the first meeting of the Administrative Board that occurs immediately after the investiture of such members, or whenever there is vacancy or resignation in those positions.

Paragraph 1 - The members of the Administrative Board , at their first meeting, shall also define the number of Co-Presidents, and then indicate, among them, who shall preside over the meetings of the Administrative Board for the term of office.

Paragraph 2 - The elected Co-Presidents shall, in addition to their legal attributions, have the following attributions:

(i) act to foster Natura & Co's vision in accordance with its values, identity and origin;

(ii) maintain and develop Natura & Co's institutional relationships with entities and authorities in order to promote and safeguard Natura & Co's interests;

(iii) maintain and promote relationships with the Company's shareholders;

(iv) promote the vision, image and aspects of independent business units within Natura & Co and with third parties;

(v) submit to the Company's Administrative Board the proposal for compensation of the members of the Company's Administrative Board and Board of Directors for each fiscal year;

(vi) with the support of the Executive Chairman of the Administrative Board and the existing committees, coordinate the activities of the Company's Administrative Board, including organizing and coordinating the meeting agendas of the Company's Administrative Board, the calendars for the Company’s meetings and General Meetings to call and preside over meetings of the Company's Administrative Board, to ensure that the directors receive the appropriate information for each meeting, as well as to ensure the proper functioning of the body; and

(vii) establish and oversee the evaluation process of the members of the Company's Administrative Board and the Company's Board of Directors as a collegiate body of the Company.

Paragraph 3 - The Executive President of the Administrative Board shall have, in addition to his/her legal duties, the following duties:

(a) monitoring the implementation of the Company’s short and long term strategy, in accordance with the group's objectives and interests established by the Company's Administrative Board and by the Company's shareholders;

(b) collaborating with the Company’s Administrative Board in overseeing each individual business unit, maintaining such units operating individually under their respective boards and with complete autonomy and powers to conduct and manage their respective businesses;

(c) assisting the Administrative Board in the creation, implementation and leadership of the Company’s Operational Committee to be chaired by him/her, maintaining each business unit with its own managements and executive committees;

(d) proposing the governance, cadence and levels of interaction between the Company’s Operating Committee, the executive committees of each business unit, the Administrative Board, the Board of Directors and the Company's shareholders;

(e) fostering the collaboration and synergies between the management of each business unit, referring questions to the Company’s Administrative Board and the respective committees;

(f) proposing to the Company's Administrative Board, over time, attributions and functions dedicated to the Company; and

(g) making recommendations to the Company's Administrative Board and Executive Board regarding the management of the Company, from the point of view of results, allocation of resources between business units, talent management and cash flow to ensure that the management is aligned with the goals and interests approved by the Administrative Board and the Company's shareholders.

Paragraph 4 - In the event of permanent impediment or vacancy in the position of member of the Administrative Board, the Administrative Board shall call a Shareholders' Meeting to fill the respective position.

Paragraph 5 - For the purposes of this article 18, "Natura & Co" means the Company, as well as all companies directly or indirectly controlled by the Company.

Article 19 - The Administrative Board will meet, ordinarily, four (4) times a year and, extraordinarily, whenever called by the Co-Chairman appointed pursuant to Paragraph 1 of Article 18 or by the majority of its members.

Paragraph 1 - The calls for the meetings shall be made at least seventy-two (72) hours in advance.

Paragraph 2 - All resolutions of the Administrative Board shall be recorded in minutes drawn up in the respective Board book and signed by the attending members.

Paragraph 3 - In the event of temporary absence of any member of the Administrative Board, he/she may be substituted at meetings of the Administrative Board by another director expressly appointed by him/her, who has a power of attorney with specific powers, including the vote to be cast in the matters set forth in the agenda of each meeting. In this hypothesis, the board member who is replacing the absent board member, in addition to his or her own vote, shall express the absent board member's early vote. The absence of an independent director may only be covered by another independent director.

Article 20 - The Administrative Council shall, in addition to other duties as may be conferred by law or by the Bylaws:

(i) Perform the normative functions of the Company's activities, and may call for its examination and resolution any matter that is not understood in the exclusive competence of the General Meeting or the Board of Directors;

(ii) Establish the general orientation of the Company's business;

(iii) Elect and dismiss the Company's Officers;

(iv) Assign the Officers their duties, subject to the provisions of these Bylaws;

(v) Resolve on the convening of the General Meeting, when deemed convenient or in the case of Article 132 of the Brazilian Corporate Law (Law No 6404/76);

(vi) Supervise the management of the Officers, examining, at any time, the Company's ledgers and papers, and requesting information on contracts entered into or about to be executed, as well as any other acts;

(vii) Appreciate the quarterly results of the Company's operations;

(viii) Select and dismiss the independent auditors;

(ix) Convene the independent auditors to provide any clarifications deemed necessary on any matter;

(x) Express regarding the Management Report and the accounts of the Board of Directors, and deliberate on their submission to the General Meeting;

(xi) Approve the Company's annual and multiannual budgets, the strategic plans, expansion projects and investment programs, besides monitoring their execution;

(xii) Approve the creation and dissolution of a subsidiary and the Company's interest in the capital of other companies, in Brazil or abroad, as well as the installation of branches, agencies, warehouses, offices and any other Company's establishments abroad;

(xiii) Determine the performance of inspections, audits or accountability in the Company's subsidiaries, controlled or affiliated companies, as well as in foundations sponsored by it;

(xiv) Previously express their opinion on any matter to be submitted to the General Meeting;

(xv) Authorize the issuance of Company shares, within the limits authorized in article 6 of these Bylaws, setting the issuance conditions, including price and payment term, and may also exclude preemptive rights or reduce the term for their exercise in the issuance of shares. shares, warrants and convertible debentures, the placement of which is made through sale on the stock exchange or by public subscription or in a public offer for acquisition of control, under the terms established by law;

(xvi) Deliberate on the acquisition, by the Company, of shares of its own issuance, for maintenance in treasury and/or subsequent cancellation or disposal;

(xvii) Resolve on the issuance of warrants, as provided for in paragraph 1 of article 6 of these Bylaws;

(xviii) Grant restricted shares, stock options or subscription, pursuant to the Restricted Stock Programs, Stock Option or Subscription Grant Agreements approved at the General Meeting, to its managers and employees, as well as to the managers and employees of other companies directly or indirectly controlled by the Company, without preemptive rights to shareholders upon the granting or exercise of the options, observing the balance of the limit of capital authorized on the exercise date of the stock options, together with the balance of treasury shares on the exercise date of stock options;

(xix) Establish the amount of profit sharing of the Company's officers, managers and employees;

(xx) Resolve on the issuance of debentures;

(xxi) Authorize the Company to provide guarantees to third party obligations;

(xxii) Approve the Board's authority and its policies, as well as any amendments thereto, which will include rules for (a) the acquisition of property, plant and equipment and intangible assets and the assumption of financial commitments, (b) the encumbrance of property, plant and equipment and (c) the contracting of any fundraising and the issuance of any credit instruments to raise funds, whether bonds, notes, commercial papers, promissory notes and others, commonly used in the market. , also deciding on its issuance and redemption conditions, among other rules of authority, as well as the supervision of compliance with such policy by the members of the board of directors;

(xxiii) Approve the contracting of the depositary institution providing the book-entry share services;

(xxiv) Legislate, in compliance with the rules of these Bylaws and the current legislation, on the order of the works and adopt or issue rules for its operation;

(xxv) Express a favorable or contrary opinion regarding any public offer for acquisition of shares that has as its object the shares issued by the Company, by means of a reasoned prior opinion, disclosed within fifteen (15) days of the publication of the public offer for acquisition of shares, which shall address, as a minimum: (i) the convenience and timeliness of the public tender offer regarding the interest of the shareholders as a whole, including the price and potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; and (iii) regarding alternatives to the acceptance of the public offering for acquisition of shares available on the market, as well as the information required by the applicable rules established by CVM; and

(xxvi) Decide on (i) the statement of interim dividends, pursuant to article 28, paragraph 3; and (ii) the payment or credit of interest on equity during the year to shareholders, pursuant to applicable law.

SUBECTION III

Board of Directors

Article 21 - The Board of Directors, whose members shall be elected and dismissed at any time by the Administrative Board, shall be composed of at least two (2) and at most eight (8) members, being one (1) Chief Executive Officer, one (1) Chief Financial Officer and Investor Relations Officer, one (1) Chief Legal and Compliance Officer, with a term of office of three (3) years, reelection being permitted, the position of Chief Financial and Investor Relations Officer being mandatory. Subsection IV of the Audit, Risk Management and Finance Committee

Paragraph 1 - The election of the Board of Directors shall take place preferably at the first meeting of the Administrative Board to be held after the Annual General Meeting.

Paragraph 2 - In the event of impediment, temporary absence or vacancy of the Chief Executive Officer, a substitute shall be appointed by the Administrative Board at an extraordinary meeting convened for this purpose.

Paragraph 3 - The other Officers shall be replaced, in cases of absence or temporary impediment, by another Officer, chosen by the Chief Executive Officer. In the event of a vacancy, the latter shall give him a provisional replacement until the Administrative Board elects his final replacement for the remainder of the term of office.

Article 22 - The Board of Directors has all the powers to perform the acts necessary to represent the Company and achieve its corporate purpose, however special they may be, including to waive their rights, compromise and agree, subject to the relevant legal or statutory provisions, the resolutions General Meeting and the Administrative Board and the provisions and restrictions of such powers determined by the Administrative Board, in particular:

(i) Comply with and enforce these Bylaws and the resolutions of the Administrative Board and the General Shareholders’ Meeting;

(ii) Prepare and submit to the Administrative Board, each year, the strategic plan, its annual reviews and the Company's general budget, taking care of the respective executions;

(iii) Resolve on the creation, transfer and closure of branches, agencies, warehouses, offices and any other Company establishments in the country;

(iv) Decide, within the limits set by the Board of Directors, on the acquisition, disposal and/or encumbrance of fixed and intangible assets and financial commitments associated with projects in which the Company intends to invest;

(v) Submit, annually, to the Administrative Board’s appreciation, the Management Report and the Board of directors’ accounts, accompanied by the independent auditors' report, as well as the proposal for the allocation of profits for the previous year; and

(vi) Present, on a quarterly basis, to the Administrative Board, the detailed economic and financial balance sheet of the Company and its subsidiaries.

Article 23 - It is incumbent upon the Chief Executive Officer, in addition to coordinating the action of the Officers and directing the execution of activities related to the Company's general planning:

(i) Convene and chair the meetings of the Board of Directors;

(ii) Maintain the members of the Administrative Board informed about the Company's activities and the progress of its operations;

(iii) Propose, without exclusive initiative, to the Administrative Board the assignment of duties to the Officers, subject to the provisions of these Bylaws; and

(iv) Perform other duties assigned to it by the Administrative Board.

Article 24 - In addition to performing the duties assigned by the Administrative Board, the Executive Officers shall have the following duties:

Paragraph 1 - The Chief Financial and Investor Relations Officer shall:

(a) plan, implement and coordinate the Company's financial policy, in addition to organizing, preparing and controlling the Company's budget;

(b) prepare the financial statements, manage the accounting and manage the Company's treasury in compliance with the legal provisions in force;

(c) guide the Company in making decisions that involve financial risks;

(d) prepare financial reports and provide information regarding its area of competence to the Company's bodies;

(e) plan and execute management policies in its area of competence;

(f) represent the Company before the controlling bodies and other capital market institutions;

(g) provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities traded and other bodies related to the activities carried out in the capital markets, as applicable, in Brazil and abroad; and

(h) maintain the Company's registration as a publicly-held company with the CVM updated.

Paragraph 2 - The Chief Operating Officer of Direct Sales shall:

(a) define and implement Natura's commercial strategy in Brazil;

(b) define and implement marketing and consumer activation strategy for the market referred to in item (a) above; and

(c) manage sales force for the market referred to in item (a) above.

Paragraph 3 - The Chief Operating Officer of Marketing, Innovation and Sustainability shall:

(a) define and implement Natura's brand strategy;

(b) manage Natura's global communications and media plan;

(c) identify and explore new cultural and social trends, seeking opportunities for innovation;

(d) lead the innovation, development and management cycle of the Natura brand and product portfolio;

(e) build Natura’s brand institutional presence through the culture platform; and

(f) structure and implement Natura's sustainability strategy.

Paragraph 4 - It is incumbent upon the Legal and Compliance Officer:

(a) advise and advise Natura & Co regarding legal matters;

(b) defend Natura & Co's interests before third parties; and

(c) develop and coordinate Natura & Co's compliance program.

Paragraph 5 - It is incumbent upon the Operating Executive Officers, in addition to other duties defined by the Administrative Board:

(a) promote the development of the Company's activities, observing its corporate purpose;

(b) coordinate the activities of the Company and its subsidiaries;

(c) carry out the budgetary management of the Company's areas under its responsibility, including management and cost control;

(d) coordinate the performance of its area and specific responsibilities with that of other directors; and

(e) represent the Company before clients, the press, society and legal, corporate and governmental bodies, safeguarding the interests of the organization and ensuring its image.

Article 25 - As a general rule and except for the cases object of the subsequent paragraphs, the Company undertakes whenever it is represented by 2 (two) members of the Board of Directors, or 1 (one) member of the Board of Directors and 1 (one) proxy, or 2 (two) attorneys-in-fact, within the limits of their respective terms.

Paragraph 1 - The acts for which these Bylaws require prior authorization from the Administrative Board may only be performed once such condition is fulfilled.

Paragraph 2 - The Company may be represented by only one (1) Officer or one (1) attorney in the following cases:

(a) when the act to be performed imposes singular representation it shall be represented by any Officer or attorney-in-fact with special powers; and

(b) when it concerns receiving and settling amounts due to the Company, issuing and negotiating, including endorsing and discounting, duplicates related to its sales, as well as in cases of correspondence that does not create obligations for the Company and the practice of acts of simple administrative routine, including those practiced before government departments, mixed capital companies, Federal Revenue Secretariat, State Treasury Secretariats, Municipal Treasury Secretariats, Commercial Boards, Labor Justice, INSS, FGTS and their collecting banks and others of the same nature, and the National Health Surveillance Agency.

Paragraph 3 - The Administrative Board may authorize the performance of other acts binding on the Company by only one of the members of the Board of Directors or an attorney-in-fact, acting alone, or by adopting the criteria for limiting competence, restricting, in certain cases, Company's representation to only one Officer or attorney-in-fact

Paragraph 4 - In the constitution of attorneys, the following rules shall be observed:

(a) all the powers of attorney shall be jointly granted by two (2) Directors;

(b) when the mandate is for the performance of acts that depend on the prior authorization of the Board of Directors, its granting shall be expressly conditional upon obtaining such authorization, which shall be mentioned in its text; and

(c) except as otherwise approved by the Board of Directors, all powers of attorney granted on behalf of the Company shall have a limited period of validity, except for powers of attorney for representation in administrative proceedings or with ad judicia clause.

Paragraph 5 - The acts practiced in breach of the provisions of this article shall not be valid or binding on the Company.

Article 26 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body linked directly to the Administrative Board, provided with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) member must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Administrative Board;

(ii) at least one (1) member shall have acknowledged experience in corporate accounting affairs, in accordance with the applicable standards issued by the Securities and Exchange Commission – CVM;

(iii) at least one (1) member shall not be a member of the Company's Administrative Board; and

(iv) one (1) of the members may fulfill the qualifications described in items “(i)” and “(ii)” hereinabove.

Paragraph 1 - The Audit Committee shall be coordinated by a President appointed at the time of appointment of the members of the Audit Committee from among the Independent Directors.

Paragraph 2 - The Administrative Board shall approve the Internal Regulations of the Audit Committee, which shall stipulate rules for convening, installing, voting and frequency of meetings, term of office, qualification requirements of its members and activities of the President of the Audit Committee, among other matters.

Article 27 - The Audit Committee is responsible for:

(i) advising the Administrative Board on the choice and engagement or dismissal of the Company's independent audit services, being responsible for defining the compensation and supervision of the independent auditors, also being responsible for monitoring the effectiveness of the independent auditors' work, as well as their independence, besides evaluating the independent auditor's annual work plan and submitting it for consideration by the Administrative Board;

(ii) approve, prior to the Administrative Board’s resolution, any audit or extra-audit services provided by the independent auditor;

(iii) advising the Administrative Board on the monitoring and quality control of the financial statements and evaluate the quarterly information, interim financial statements and financial statements;

(iv) advising the Administrative Board in monitoring the effectiveness of the risk management processes and the compliance function and monitor the activities of the Company's internal audit and internal control area;

(v) advising the Administrative Board in monitoring the effectiveness of risk management and assess and monitor the Company's risk exposures;

(vi) evaluating, monitoring and recommending to the management the correction or improvement of the Company's internal policies, including the transactions with related parties policy;

(vi) possessing the means to receive, retain and process information about material errors or frauds related to accounting, auditing, internal controls and financial statements, as well as of the non-compliance with legal and normative provisions applicable to the Company, as well as internal regulations and codes, including specific procedures to protect the providers and the confidentiality of the information;

(viii) other competencies established in the Internal Regulations of the Audit Committee. confidentiality of the information;

SECTION III

SUPERVISORY BOARD

Article 28 - The Company's Fiscal Council with the duties established by law shall be composed of 3 (three) members and an equal number of alternates.

Paragraph 1 - The Supervisory Boardshall not operate on a permanent basis and shall only be installed upon call of the shareholders, in accordance with the legal provisions.

Paragraph 2 - The investiture of the members of the Supervisory Board, effective and alternate, shall be subject to the signature of the term of office, which shall include their submission to the arbitration clause referred to in article 33 of these Bylaws, as well as the compliance with applicable legal requirements.

CHAPTER IV

DISTRIBUTION OF PROFITS

Article 29 - The fiscal year shall begin on January 1st and shall close on December 31st of each year.

Paragraph 1 - At the end of each fiscal year, the Board of Directors shall prepare, in compliance with the pertinent legal precepts, the following financial statements:

(a) balance sheet;

(b) income statement;

(c) demonstration of the comprehensive income;

(d) statement of the changes owners’ equity;

(e) cash flow statement;

(f) demonstration of the added value; and

(g) explanatory notes to the financial statements.

Paragraph 2 - Together with the financial statements for the year, the Administrative Board shall submit to the Annual General Meeting a proposal on the destination to be given to net income, in compliance with the provisions of these Bylaws and the Law.

Article 30 - Shareholders shall be entitled to receive, in each fiscal year, as dividends, a minimum mandatory percentage of thirty percent (30%) on net income, with the following adjustments:

(i) the accretion in amounts resulting from the reversal in the year of contingency reserves previously formed;

(ii) the decrease in the amounts allocated during the year to the constitution of the legal reserve and contingency reserves; and

(iii) Whenever the amount of the minimum mandatory dividend exceeds the realized portion of net income for the year, management may propose, and the General Meeting approves, to allocate the excess to the unrealized profit reserve (Article 197 of Law 6,404 / 76, with the wording given by Law 10.303/01).

Paragraph 1 - The Assembly may attribute to the managers a profit sharing, observing the relevant legal limits. It is a condition for payment of such participation the attribution to the shareholders of the mandatory dividend referred to in this article. Whenever a semiannual balance sheet is drawn up and based on it, interim dividends of at least thirty percent (30%) on net income for the period, calculated pursuant to this article, may be paid by resolution of the Administrative Board, to the directors, a share in the half-yearly profit, ad referendum of the General Meeting.

Paragraph 2 - The Assembly may, at any time, resolve to distribute dividends on account of pre-existing profit reserves or retained earnings of previous years, thus maintained pursuant to a resolution of the Assembly, after being attributed in each year, to the shareholders, the mandatory dividend referred to in this article.

Paragraph 3 - The Company may prepare half-yearly or interim balance sheets. The Administrative Board may resolve on the distribution of dividends to be charged to the profit account calculated in those balance sheets. The Administrative Board may also declare interim dividends to be charged to the retained earnings account or profit reserves existing in those balance sheets or in the last annual balance sheet.

Paragraph 4 - Dividends not claimed within three (3) years shall lapse in favor of the Company.

Paragraph 5 - The Administrative Board may pay or credit interest on equity, pursuant to applicable law.

Article 31 - The General Assembly may resolve on the capitalization of reserves established in half-yearly or interim balance sheets.

CHAPTER V

TRANSFER OF SHARE CONTROL

Article 32 - The direct or indirect sale of control of the Company, either through a single operation or through successive operations, shall be contracted under the suspensive or resolutive condition that the acquirer undertakes to make a public tender offer for shares whose purpose is the shares issued by the Company held by the other shareholders, observing the conditions and terms set forth in the legislation and regulations in force and in the Novo Mercado Rules, in order to ensure them equal treatment to that given to the divestor.

Article 33 - Any Relevant Shareholder who acquires or becomes the holder of shares issued by the Company, in an amount equal to or greater than twenty five percent (25%) of the total shares issued by the Company shall, within a maximum period of sixty (60) days from the date of acquisition or event that resulted in the ownership of shares in an amount equal to or greater than twenty five percent (25%) of the total shares issued by the Company, to perform or request the registration of, as the case may be , a public offering for the acquisition of all shares issued by the Company ("OPA"), in compliance with the applicable regulations of the Brazilian Securities Commission (CVM), the B3 regulations and the terms of this article.

Paragraph 1 - The Tender Offer shall be (i) indistinctly addressed to all shareholders of the Company, (ii) effected by auction to be held at B3, (iii) launched at the price determined in accordance with paragraph 2 below, and (iv) paid on spot, in local currency, against the acquisition in the OPA of shares issued by the Company.

Paragraph 2 - The acquisition price in the OPA of each share issued by the Company may not be lower than the result obtained pursuant to the following formula:

OPA Price = Share Price

Where:

O OPA Price ’corresponds to the acquisition price of each share issued by the Company in the OPA provided for in this article.

'Share Value' corresponds to the highest value among: (i) the highest unit price reached by the shares issued by the Company during the twelve (12) month period prior to the takeover bid on any stock exchange on which the Company's shares (ii) the highest unit price paid by the Relevant Shareholder at any time for a share or lot of shares issued by the Company; and (iii) the amount equivalent to twelve (12) times the Company's Average Consolidated EBITDA (as defined in paragraph 11 below) minus the Company's consolidated net indebtedness, divided by the total number of shares issued by the Company.

Paragraph 3 - The performance of the Tender Offer mentioned in the caput of this article shall not exclude the possibility of another shareholder of the Company, or, as the case may be, the Company itself, formulating a competing Tender Offer, pursuant to the applicable regulations.

Paragraph 4 - The Tender Offer mentioned in the caput of this article may be waived by favorable vote of shareholders representing the majority of the capital stock at the Company's extraordinary general meeting specially called to deliberate on the Tender Offer.

Paragraph 5 - The Relevant Shareholder shall be required to comply with any requests or requirements of the Brazilian Securities Commission (CVM) relating to the Tender Offer, within the maximum terms prescribed in the applicable regulations.

Paragraph 6 - In the event of the Relevant Shareholder failing to comply with the obligations imposed by this article, including with regard to meeting the maximum deadlines (i) for making or requesting the registration of the Tender Offer, or (ii) for meeting any requests or requirements of the Brazilian Securities Commission (CVM), the Company's Administrative Board will convene an Extraordinary General Meeting, at which the Material Shareholder may not vote, to resolve on the suspension of the exercise of the Material Shareholder rights that did not comply with any obligation imposed by this article, as provided for in Article 120 of Law No. 6,404 of December 15, 1976.

Paragraph 7 - Any Material Shareholder that acquires or becomes the holder of other rights, including usufruct or trust, over the shares issued by the Company in an amount equal to or greater than twenty five percent (25%) of the total shares issued by the Company will also be required to, within a maximum of sixty (60) days from the date of such acquisition or the event that resulted in the ownership of such rights in an amount equal to or greater than twenty five percent (25%) of the total shares issued by the Company, perform or request the registration, as the case may be, of a Tender Offer, under the terms described in this article 34.

Paragraph 8 - The obligations contained in Article 254-A of Law No. 6,404 / 76 and Articles 30, 31 and 32 of these Bylaws do not exclude compliance by the Relevant Shareholder with the obligations contained in this article.

Paragraph 9 - The provisions of this article 31 shall not apply in the event that a person becomes the holder of shares issued by the Company in an amount greater than twenty five percent (25%) of the total shares issued by it as a result of (i) the merger of another company by the Company, (ii) the merger of shares of another company by the Company or (iii) the subscription of shares of the Company, carried out in a single primary issue, which was approved at the General Shareholders' Meeting of the Company, convened by its Administrative Board, and whose proposed capital increase has determined the issuance price of the shares based on the economic value obtained from the Company's economic-financial appraisal report by an institution or company specialized with proven experience in publicly traded valuation.

Paragraph 10 - For the purpose of calculating the percentage of twenty five percent (25%) of the total shares issued by the Company described in the caput of this article, the involuntary additions of equity interest resulting from cancellation of treasury shares or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 11 - For purposes of these Bylaws, the terms below beginning with capital letters shall have the following meanings:

“Material Shareholder” means any person (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or group of persons bound by a voting agreement with the Relevant Shareholder and/or acting representing the same interest as the Relevant Shareholder, who may subscribe and/or acquire shares of the Company. Examples include a person acting in the same interest as the Relevant Shareholder, any person (i) who is directly or indirectly controlled or managed by such Relevant Shareholder, (ii) who controls or administers in any form whatsoever, the Relevant Shareholder, (iii) which is directly or indirectly controlled or managed by any person who directly or indirectly controls or administers such Relevant Shareholder, (iv) in which the controller of such Relevant Shareholder has, directly or indirectly , an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such Material Shareholder has, directly or indirectly, a equity interest equal to or greater than thirty percent (30%) of the capital stock or (vi) that has, directly or indirectly, a corporate interest equal to or greater than 30% (thirty percent) of the capital stock of the Relevant Shareholder.

‘The Company’s Average Consolidated EBITDA’ is the arithmetic average of the Company's Consolidated EBITDA for the two (2) most recent complete fiscal years.

‘The Company’s Consolidated EBITDA’ is the Company's consolidated operating income before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as obtained based on the audited consolidated financial statements for the most recent year-end financial year. made available to the market by the Company.

Paragraph 12 - Should the rules of the Brazilian Securities Commission (CVM) applicable to the Tender Offer set forth in this article determine the adoption of a calculation criterion for the determination of the acquisition price of each Company's share in the Tender Offer that results in an acquisition price higher than that determined. Pursuant to Paragraph 2 above, the takeover price provided for in this article shall prevail over that acquisition price calculated pursuant to the regulations of the Brazilian Securities Commission (CVM).

Article 34 - Any Relevant Shareholder who has subscribed and/or acquired shares issued by the Company, in an amount equal to or greater than thirty percent (30%) of the total number of outstanding shares of the Company and wishes to make a new acquisition of shares issued by the Company in the stock exchange, shall be required to, prior to each new acquisition, notify the Company and B3 in writing in advance of its intention to acquire other shares issued by the Company, at least three (3) business days prior to the scheduled realization of the new acquisition of shares, always observing the terms of the current legislation, the regulations of the Brazilian Securities Commission - CVM and the applicable B3 regulations.

Sole Paragraph - In the event the Relevant Shareholder fails to comply with the obligations imposed by this article, the Company's Board of Directors shall convene an Extraordinary General Meeting, at which the Relevant Shareholder may not vote, to resolve on the suspension of the exercise of the rights of the Relevant Shareholder that failed to comply with the obligation imposed by this article, as provided for in article 120 of Law 6,404 of December 15, 1976.

CHAPTER VI

ARBITRATION COURT

Article 35 – The Company, its shareholders, administrators and the members of the Fiscal Council, effective and alternate, if any, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise. arise between them, related to or arising from their status as issuer, shareholders, administrators, and members of the Fiscal Council, in particular, arising from the provisions contained in Law No. 6,385/76, Law No. 6,404/76, in the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as the other rules applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulations, other regulations B3 and the Novo Mercado Participation Agreement.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 36 - The Company will be liquidated in the cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall function during this period, in compliance with the legal formalities.

CHAPTER VIII

INDEMNITY AGREEMENT

Article 37 - Within the limits set forth in this Article, the Company shall indemnify and hold harmless its Board of Directors, Officers, Committee members and other employees who hold a position or management function in the Company (jointly or isolatedly, “Beneficiaries”), in the event of possible damages or losses actually suffered by the Beneficiaries as a result of the regular exercise of their duties in the Company.

Paragraph 1 -The Company shall not indemnify the Beneficiary for (i) acts performed outside the exercise of attributions or powers; (ii) acts of bad faith, willful misconduct, gross guilt or fraud; (iii) acts performed in one's own or third parties' interests, to the detriment of the company's social interest; (iv) indemnities arising from social action provided for in art.

159 of Law 6.404/76 or compensation for damages referred to in art. 11, § 5, II of Law No. 6.385, of December 7, 1976; and (v) other indemnity excluders provided for in the indemnity agreement signed with the Beneficiary.

Paragraph 2 - If he/she is convicted, by a judicial, arbitral or administrative decision which has become final or is not subject to appeal, due to acts performed (i) outside the exercise of his/her attributions; (ii) in bad faith, willful misconduct, gross guilt or fraud; or (iii) in his/her own or third parties' interests, to the detriment of the Company's corporate interest, the Beneficiary shall reimburse the Company for all the costs and expenses incurred with legal assistance, pursuant to the legislation in force.

Paragraph 3 - The conditions and limitations of the indemnity subject matter of the present article shall be determined in an indemnity agreement, the standard model of which shall be approved by the Administrative Board, without prejudice to the contracting of specific insurance for the coverage of management risks.

CHAPTER IX

FINAL AND TRANSITIONAL PROVISIONS

Article 38 - The cases not covered by these Bylaws shall be resolved by the General Meeting and regulated in accordance with the provisions of Law No. 6,404/76, subject to the Novo Mercado Rules.

Article 39 - The Company will comply with the shareholders 'agreements filed at its headquarters, being expressly forbidden to the members of the Board of Directors of the General Meeting or the Board of Directors to accept a vote declaration of any shareholder, signatory of the shareholders' agreement duly filed at the registered office. contrary to what has been adjusted in the referred agreement, and the Company is also expressly forbidden to accept and transfer shares and/or encumber and/or assign preemptive rights to the subscription of shares and/or other securities. not comply with what is foreseen and regulated in the shareholders' agreement.

Article 40 - The Company is not allowed to grant financing or guarantees of any kind to third parties, under any modality, for business foreign to the corporate interests.

Sole Paragraph - The Company may not grant financing or guarantees of any kind whatsoever to the controlling shareholders.

Article 41 - The provisions of Section II of Chapter V of these Bylaws do not apply to the Company's shareholders who are signatories to the Natura Cosméticos SA Shareholders' Agreement, dated February 12, 2015 and filed at the headquarters of Natura Cosméticos S.A., as amended, which are covered by the exemption provided for in article 38 of the bylaws of Natura Cosméticos S.A., and which may transfer their equity interests in Natura Cosméticos S.A. to the Company, either by contribution of shares or incorporation of shares, according to the corporate restructuring described in the Material Fact. Natura Cosméticos S.A. dated of May 22, 2019, as well as to the purchasers of the Company's shares through Permitted Transfers, as set forth in such Natura Cosméticos Shareholders' Agreement, including but not limited to (i) descendants. and spouse, heirs or legatees of the shareholders, who acquire the specific shares (and/or shares issued by Natura Cosméticos S.A. that may have been contributed to the Company's capital), as a result of legitimate advances, donations or inherited successions; or (ii) holdings, investment funds, trusts or similar fiduciary entities, whose beneficiaries are the shareholders themselves, their descendants, spouses, heirs or legatees.

Article 42 - The Board of Directors may be temporarily composed of at least 3 (three) members, until the minimum number of 9 (nine) members, as provided for in Article 16 of these Bylaws, is elected by the General Meeting and that such members are sworn in respectively.

Sole Paragraph: This article 42 of the Company's Bylaws has a transitory character and will lose its effectiveness as soon as the minimum number of nine (9) members elected and sworn to the Company's Administrative Board is observed.

Exhibit IX to the Management Proposal

Comparison between the Company and Natura &Co Bylaws and justification on the differences between both

Current Wording of the Company's Bylaws	Differences between Natura Cosméticos and Natura &Co Bylaws	Justifications

Article 3 - The purposes of the Company are as follows:

(i) commercially explore, export and import beauty, personal care, toiletry, cosmetic and apparel products, foods, nutritional supplements, medications, including phytotherapeutic and homeopathic medicines, drugs, pharmaceutical inputs and household cleaning products, all of them both for human beings and pets, and shall be permitted to conduct any and all activities related to such purposes;

(ii) commercially explore, export and import electric devices for personal use, jewelry, costume jewelry, housewares, products for infants and children, bed, bath and linen products, software, SIM cards, books, publications, entertainment products, phonographic products, and shall be permitted to conduct any and all activities related to such purposes;

(iii) the provision of services of any kind, such as services related to beauty treatment, marketing consulting, credit information, planning, and risk

Article 3 - The Company’s corporate purpose is to manage equity interests in companies which carry out their main activities in the beauty industry, including, but not limited to, fragrances, skin care, hair and color cosmetics, or in related or complementary to the beauty industry, including but not limited to home and fashion, as a partner or shareholder in Brazil or abroad.

~~Sole~~ 1st Paragraph - The Company may directly engage in other activities related to or complementary to the corporate purpose described in Article 3.

Paragraph 2 - The development of activities ~~related to its corporate purpose~~ by the companies in which the Company has a direct or indirect interest in any way takes into consideration the following factors: (i) the short and long term interests of the Company and its shareholders, and (ii) the economic, social, environmental and legal effects, in relation to its employees, suppliers, partners, customers and other creditors, as well as the communities in which

Considering that Natura &Co will be a holding company and not an operational company, its purposes were adapted accordingly. The purposes of Natura Cosméticos will remain the same.

analysis; and

(iv) the formation and management of, and the holding of interests in, companies and businesses of any kind and in any manner whatsoever, as a shareholder or quotaholder

Sole Paragraph – The development of activities related to its corporate purpose considers the following factors: (i) the short- and long-term interests of the Company and its shareholders, and (ii) the short- and long-term economic, social, environmental and legal effects on its employees, suppliers, partners, clients and other creditors, as well as on the communities in which the Company operates, both locally and globally the Company operates locally and globally.

Article 5 - The capital stock of the Company, fully subscribed to and paid in, is of one billion seven hundred eleven million one hundred thirty-seven thousand six hundred seventy-two reais and seventy-two centavos (BRL 1,711,137,672.72), divided into eight hundred sixty-five million one hundred forty-two thousand four hundred fifty-six (865,142,456) registered common shares, with no par value.

Sole Paragraph - The Company may not issue preferred shares.

Article 6 - The Company is hereby authorized to

Article 5 - The Company’s capital stock, fully subscribed and paid in, amounts to R$[•] (•) ~~one billion seven hundred eleven million one hundred thirty-seven thousand six hundred seventy-two reais and seventy-two centavos (BRL 1,711,137,672.72)~~ divided into [•] (•) ~~eight hundred sixty-five million one hundred forty-two thousand four hundred fifty-six (865,142,456)~~ registered common shares, with no par value

~~Sole Paragraph - The Company may not issue preferred shares.~~

Article 6 - The Company is hereby authorized to

Amendment due to the Contribution operations made by the controlling shareholders, the Merger of Shares and the Merger.

The new authorized capital of Natura &Co will be approved on extraordinary general meeting to be held on November 13, 2019, at 8:00AM. The proposed amount is sufficient to reflect the consummation of the Merger; to satisfy the necessity of stock option programs and to expedite potential increase its capital stock, irrespective of an amendment to these By-laws, up to eight hundred eighty-two million six hundred twenty thousand two hundred fifty (882,620,250) common shares, with no par value, upon a resolution of the Board of Directors, which will establish the terms of issuance, including as to price and payment.

Paragraph 1st – Within the limits of the authorized capital, the Board of Directors may approve the issuance of warrants and convertible debentures.

Paragraph 2nd - The Board of Directors may grant stock purchase or subscription options, under the Stock Purchase or Subscription Option Plans approved by the Shareholders’ Meeting, to the managers and employees of the Company, as well as to managers and employees of other companies directly or indirectly controlled by the Company, without preemptive rights to the shareholders at the time of either grant or exercise of such options, subject to the balance of the authorized capital limit at the time of exercise of subscription options, analyzed together with the balance of treasury shares at the time of exercise of purchase options.

Paragraph 3rd – The Company may not issue founder’s shares

increase its capital, regardless of any amendment to its bylaws, up to the limit of one billion, three hundred and fifteen million (1.315.000.000) ~~eight hundred eighty-two million six hundred twenty thousand two hundred fifty (882,620,250)~~ common shares, with no par value, by resolution of the Board of Directors, which shall set the issuance conditions, including price and payment term.

Paragraph 1 - Within the limit of authorized capital, the Administrative Board may resolve on the issuance of subscription bonus and debentures convertible into common shares, as well as the capital increase through the capitalization of profits or reserves, with or without share bonus.

Paragraph 2 - The Company's Administrative Board may grant stock options or subscription, ~~under the Stock Purchase or Subscription Option Plans~~ pursuant to the plans or programs approved by the General Meeting, to its managers and employees, as well as to the managers and employees of other companies which are directly or indirectly controlled by the Company, without preemptive rights to the shareholders upon granting or the exercise of the options, observing the authorized capital limit balance on the date of the exercise of the referred share options, in conjunction with the balance of treasury shares when the stock options are exercised.

future raising of resources. Additionally, adaptations were made for clarification purposes and the improvement of the wording, with no significant impacts.

Article 7 - The capital stock of the Company will be represented solely by common shares, and each common share will be entitled to one vote on the resolutions to be adopted by the shareholders.

Article 8 - All shares of the Company will be in book-entry form and will be kept, in the name of the holders thereof, in a deposit maintained with a financial institution authorized to do business by the Brazilian Securities Commission (“CVM”).

Sole Paragraph - The costs of any transfers or registration as well as the costs of services related to the shares under custody may be charged directly to the shareholder by the depositary institution, as defined in the relevant custody agreement.

Article 9 - The Board of Directors may, in its discretion, exclude or restrict preemptive rights when issuing shares, convertible debentures and subscription warrants placed by way of sale on a stock exchange, public subscription or exchange of shares in a tender offer, according to the provisions of law and within the limits of the authorized capital.

~~Paragraph 3rd – The Company may not issue founder’s shares~~

Article 7 - The share capital shall be exclusively represented by common shares, and each common share shall correspond to the right of one vote in the deliberations of the shareholders.

Article 8 - All the Company’s shares shall be book-entry shares and, on behalf of their holders, will be maintained in ~~with~~ a deposit account in a financial institution authorized by the Securities Commission – CVM.

Sole Paragraph - The transfer or ~~registration~~ cost ~~as well as the costs of services related to the shares under custody~~ may be charged directly to the shareholder by the depositary institution, as may be defined in the custody agreement, subject to the maximum limits established by the Securities Commission – CVM.

Article 9 - The ~~Board of Directors may, in its discretion, exclude or restrict preemptive rights when issuing~~ issuance of new shares, convertible debentures ~~and~~ or warrants, which are placed through sale on the stock exchange, public subscription, ~~or~~ exchange for shares, in a takeover bid, ~~according to the provisions of law and within~~

~~the limits of the authorized capital.~~ pursuant to articles 257 to 263 of Law 6.404/76, or, under the terms of a special law on tax incentives, may occur without the granting of preemptive rights to subscribers or with reduction of the minimum term provided for by law to exercise them.

Article 10 - The Annual Shareholders’ Meeting will be held once a year, and Special Shareholders’ Meetings may be held whenever called in accordance with the provisions contained in the law and in these By-laws.

Paragraph 1st – The resolutions of the Shareholders’ Meeting will be passed by a majority of votes

Paragraph 2nd - The Shareholders’ Meeting may only resolve on the matters listed in the agenda for the meeting, as set forth in the relevant call notice.

Article 11 - The Shareholders’ Meeting will be called and presided over by a shareholder designated by the attendees, who will be allowed to appoint up to two (2) secretaries.

Article 10 - The General Meeting shall meet, ordinarily, once a year, and extraordinarily whenever called pursuant to the law or the present Bylaws.

Paragraph 1 - The resolutions in the General Meeting shall be by absolute majority vote of those present, except for blank votes, except if otherwise foreseen in the applicable legislation.

Paragraph 2 - The General Meeting may only deliberate on the agenda items contained in the respective call notices.

Article 11 - The General Meeting shall be held and chaired by ~~a shareholder designated by the attendees~~ any of the Co-Presidents of the Board of Directors or, in his/her absence or impediment, by the Executive President of the Board of Directors or by his/her nominee. The President of the General Meeting may appoint up to two (2) secretaries.

The amendment intends to clarify the approvals of the resolutions of the General Meeting, as well as alter the way General Meetings will be presided, which will be the responsibility of any of the Co-chairmen of the Board of Directors or, if absent or hindered, by the Executive President of the Board of Directors or the person appointed by her/him.
Article 16 - The Board of Directors will be	Article 16 - The Board of Directors is composed of	Considering the transaction with Avon,

composed of at least nine (9) and no more than eleven (11) members, who will be elected and removed by the Shareholders’ Meeting, with a unified term of office of up to two (2) years, reelection being permitted.	at least nine (9) and no more than ~~eleven (11)~~ thirteen (13) members, all elected and dismissed by the General Meeting, with a unified term of up to ~~two (2) years~~ one (1) year, reelection being permitted.	the Board of Directors will be expanded to 13 members, instead of the maximum of 11 originally provided for, as well as to alter the mandate of the directors, which shall last for one year, for better control and corporate governance.
Article 16 - [...] A single person may not concurrently hold the offices of Co-Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company.

Article 16 - [...]

Paragraph 6 - The positions of Co-President and Executive President of the Board of Directors and Chief Executive Officer or major executive of the Company may not be held by the same person

As requested by B3, for considering the role of Executive President of the Board of Directors similar to a President of the Board of Directors, the inclusion of this role on the restriction on the cumulation with the role of Chief Executive Officer
Article 17 – At the time of election of directors, the Shareholders’ Meeting will first determine by a majority of votes the number of directors to be elected. If the cumulative voting system has not been requested pursuant to law, the Shareholders’ Meeting will vote on slates of directors filed in advance with the chair, which will ensure that shareholders owning, individually or as a block, ten percent (10%) or more of the common shares of the Company will be entitled to nominate one director. The chair may not acceptance for filing a slate in violation of the provision of this article.

Article 17 – In electing the members of the Administrative Board, the General Meeting shall first determine, by majority vote, the number of Board members to be elected by majority or multiple vote (if requested), and such number may be increased by up to one (1) member, if one separate member is elected by shareholders representing 10% of the capital stock, as provided for in paragraphs 4 and 5 of article 141 of Law 6.404/76.

Sole Paragraph - If the multiple voting process has not been required by law, the Meeting may vote by means of coalitions previously registered at the desk, which shall ensure that the shareholders hold,.

Amendments for clarification purposes, without any change to the concept.

individually or in a block, ten percent (10%) or more of the Company's common shares, for the right to appoint a member. The board cannot accept the registration of any coalition in violation of the provisions of this article

Article 18 – [...]

Paragraph 3rd - The Executive Chairman of the Board of Directors shall have, in addition to its legal attributions, the following attributions:

(i) to monitor the implementation of the long and short term strategy of Natura &Co, in accordance with the objectives and interests of the group set forth by the Board of Directors and by the shareholders of the Company;

(ii) to collaborate with the Board of Directors in the inspection of each individual business division (i.e., Natura (Brazil and Latin America), Aesop and The Body Shop), keeping such divisions operating individually under its respective Board of Officers, keeping them with complete autonomy and powers to conduct the direct management of the business divisions;

(iii) to aid the Board of Directors in creating, implementing and leading the Operational Committee of Natura &Co, which shall be chaired by himself, keeping each business division with its own Board of Officers and Executive Committees;

(iv) to promote the governance, cadence and

Article 18 - [...]

Paragraph 3 - The Executive President of the Administrative Board shall have, in addition to his/her legal duties, the following duties:

(a ~~i~~) monitoring the implementation of the Company’s ~~Natura &Co~~ short and long term strategy, in accordance with the group's objectives and interests established by the Company's Administrative Board and by the Company's shareholders;

(b ~~ii~~) collaborating with the Company’s Administrative Board in overseeing each individual business unit ~~(i.e., Natura (Brazil and Latin America), Aesop and The Body Shop)~~, maintaining such units operating individually under their respective boards and with complete autonomy and powers to conduct and manage their respective businesses;

(c ~~iii~~) assisting the Administrative Board in the creation, implementation and leadership of the Company’s ~~Natura &Co~~ Operational Committee to be chaired by him/her, maintaining each business unit with its own managements and executive

Amendments for clarification purposes, without any change to the concept.

interaction levels between the Operational Committee of Natura &Co, the Executive Committees of each business division, the Board of Directors, the Board of Officers and the shareholders of the Company;

(v) to enhance the collaboration and synergy between the management of each business division, referring the matters before the Board of Directors and the respective Committees;

(vi) to propose to the Board of Directors, over time, attributions and tasks dedicated to Natura &Co; and

(vii) to make recommendations to the Board of Directors and to the Board of Executive Officers of the Company with regards to Natura &Co management, from a perspective of results, resource allocation between the business divisions, talent management and cash flow, in order to assure that the management is aligned with the objectives and interests approved by the Board of Directors and by the Company's shareholders.

committees;

(d ~~iv~~) proposing the governance, cadence and levels of interaction between the Company’s ~~Natura &Co~~ Operating Committee, the executive committees of each business unit, the Administrative Board, the Board of Directors and the Company's shareholders;

(e ~~v~~) fostering the collaboration and synergies between the management of each business unit, referring questions to the Company’s Administrative Board and the respective committees;

(f ~~vi~~) proposing to the Company's ~~Natura &Co~~ Administrative Board, over time, attributions and functions dedicated to the Company; and

(g ~~vii~~) making recommendations to the Company's ~~Natura &Co~~ Administrative Board and Executive Board regarding the management of the Company, from the point of view of results, allocation of resources between business units, talent management and cash flow to ensure that the management is aligned with the goals and interests approved by the Administrative Board and the Company's shareholders.

Article 21 - The Board of Executive Officers, whose members may be elected and removed by the Board of Directors at any time, shall be composed of at least four (4) and at most ten (10) members,	Article 21 - The Board of Directors, whose members shall be elected and dismissed at any time by the Administrative Board, shall be composed of at least two (2) ~~four (4)~~ and at most	Modification of the minimum number of executive officers, from 4 to 2 members, as well as the maximum number of executive officers, from 10

namely one Chief Executive Officer, one Chief Financial and Investor Relations Officer, one Legal and Compliance Officer and one Direct Sales Operational Officer and/or one Marketing, Innovation and Sustainability Operational Officer and the remaining members Executive Operational Officers, all of whom shall serve for a term of three (3) years and with reelection permitted.	eight (8) ~~ten (10)~~ members, being one (1) Chief Executive Officer, one (1) Chief Financial Officer and Investor Relations Officer, one (1) Chief Legal and Compliance Officer ~~one Direct Sales Operational Officer and/or one Marketing, Innovation and Sustainability Operational Officer~~ and the others Executive Officers, with a term of office of three (3) years, reelection being permitted, the position of Chief Financial and Investor Relations Officer being mandatory.	to 8, as well as modifications to the roles. The modifications were made considering that Natura &Co will be a holding company and not operational, therefore there will be one composition for the executive committee and the operational management will remain under Natura Cosméticos.
N/A

Subsection IV of the Audit, Risk Management and Finance Committee

Article 26 - The Audit, Risk Management and Finance Committee (“Audit Committee”), an advisory body linked directly to the Administrative Board, provided with operational autonomy, shall be composed of at least three (3) members, of which:

(i) at least one (1) member must be an Independent Director (as defined in the Novo Mercado Rules), to be appointed by the Administrative Board;

(ii) at least one (1) member shall have acknowledged experience in corporate accounting affairs, in accordance with the applicable standards issued by the Securities and Exchange Commission – CVM;

(iii) at least one (1) member shall not be a member

Included in order to comply with the Novo Mercado rules;

of the Company's Administrative Board; and

(iv) one (1) of the members may fulfill the qualifications described in items “(i)” and “(ii)” hereinabove.

Paragraph 1 - The Audit Committee shall be coordinated by a President appointed at the time of appointment of the members of the Audit Committee from among the Independent Directors.

Paragraph 2 - The Administrative Board shall approve the Internal Regulations of the Audit Committee, which shall stipulate rules for convening, installing, voting and frequency of meetings, term of office, qualification requirements of its members and activities of the President of the Audit Committee, among other matters.

Article 27 - The Audit Committee is responsible for:

(i) advising the Administrative Board on the choice and engagement or dismissal of the Company's independent audit services, being responsible for defining the compensation and supervision of the independent auditors, also being responsible for monitoring the effectiveness of the independent auditors' work, as well as their independence, besides evaluating the independent auditor's annual work plan and submitting it for consideration by the Administrative Board;

(ii) approve, prior to the Administrative Board’s resolution, any audit or extra-audit services provided by the independent auditor;

(iii) advising the Administrative Board on the monitoring and quality control of the financial statements and evaluate the quarterly information, interim financial statements and financial statements;

(iv) advising the Administrative Board in monitoring the effectiveness of the risk management processes and the compliance function and monitor the activities of the Company's internal audit and internal control area;

(v) advising the Administrative Board in monitoring the effectiveness of risk management and assess and monitor the Company's risk exposures;

(vi) evaluating, monitoring and recommending to the management the correction or improvement of the Company's internal policies, including the transactions with related parties policy; possessing the means to receive, retain and process information about material errors or frauds related to accounting, auditing, internal controls and financial statements, as well as of the non-compliance with legal and normative provisions applicable to the Company, as well as internal regulations and codes, including specific procedures to protect the providers and the confidentiality of the information;

(viii) other competencies established in the Internal

Regulations of the Audit Committee. confidentiality of the information;
N/A

INDEMNITY AGREEMENT

Article 37 - Within the limits set forth in this Article, the Company shall indemnify and hold harmless its Board of Directors, Officers, Committee members and other employees who hold a position or management function in the Company (jointly or isolatedly, “Beneficiaries”), in the event of possible damages or losses actually suffered by the Beneficiaries as a result of the regular exercise of their duties in the Company.

Paragraph 1 - The Company shall not indemnify the

Beneficiary for (i) acts performed outside the exercise of attributions or powers; (ii) acts of bad faith, willful misconduct, gross guilt or fraud; (iii) acts performed in one's own or third parties' interests, to the detriment of the company's social interest; (iv) indemnities arising from social action provided for in art. 159 of Law 6.404/76 or compensation for damages referred to in art. 11, § 5, II of Law No. 6.385, of December 7, 1976; and (v) other indemnity excluders provided for in the indemnity agreement signed with the Beneficiary.

Paragraph 2 - If he/she is convicted, by a judicial, arbitral or administrative decision which has become final or is not subject to appeal, due to acts performed

(i) outside the exercise of his/her attributions; (ii) in bad faith, willful misconduct, gross guilt or fraud; or (iii) in his/her own or third parties' interests, to the detriment of the Company's corporate interest, the Beneficiary shall reimburse the Company for all the costs and expenses incurred with legal assistance, pursuant to the legislation in force.

Paragraph 3 - The conditions and limitations of the indemnity subject matter of the present article shall be determined in an indemnity agreement, the standard model of which shall be approved by the Administrative Board, without prejudice to the contracting of specific insurance for the coverage of management risks.

***

Exhibit X to the Management Proposal

Copy of the Agreement and Plan of Mergers and the Voting and Support Agreement

Copies of these documents are available to the shareholders at the principal place of business of the Company and at the websites of the Company’s investor relations (https://natu.infoinvest.com.br/) and the Brazilian Securities Commission - CVM (www.cvm.gov.br).

At the investors relation website, clink at the links below:

Merger Agreement: https://natu.infoinvest.com.br/ptb/7100/Final%20Merger%20Agreement%20-%20Apple%20-%20wo%20schedules.pdf

First Amendment to the Merger Agreement: https://natu.infoinvest.com.br/ptb/7339/Amendment%20No.%201%20to%20Merger%20Agreement.pdf

Voting and Support Agreement: https://natu.infoinvest.com.br/ptb/7104/Voting%20Agreement%20-%20Execution%20Version.pdf

Exhibit XI to the Management Proposal

Translation of the Agreement and Plan of Mergers and the Voting and Support Agreement

Copies of these documents are available to the shareholders at the principal place of business of the Company and shall be made shortly available at the Company’s investor relations website (https://natu.infoinvest.com.br/).

Exhibit XII to the Management Proposal

Information on Avon Products, Inc.

[Information required pursuan to item 11 of Annex 20-A to CVM Ruling No. 481]

INFORMATION ON AVON

(U.S. dollars in millions, except per share data)

When used in this item 11 of Annex 20-A to CVM Ruling No. 481: the terms "Avon," "Company," "we," "our" or "us" mean, unless the context otherwise indicates, Avon Products, Inc. and its majority and wholly owned subsidiaries; the term “Natura” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil and its subsidiaries (excluding Aesop, The Body Shop and their respective subsidiaries); the term “Natura &Co” means Natura Cosméticos S.A. and its subsidiaries (including Aesop, The Body Shop and their respective subsidiaries); the term “Natura &Co Holding” means Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil; and the term “Natura Cosméticos” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

Avon files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any materials filed by Avon with, or furnished by Avon to, the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1 (800) SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The reports and other information filed by Avon with the SEC are also available at Avon’s website at www.avonworldwide.com. We have included the web address of the SEC and Avon as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

a. Risk factors, under the terms of items 4.1 and 4.2 of the reference form.

4. RISK FACTORS

4.1. - Discussion of risk factors

You should carefully consider each of the following risks associated with an investment in our publicly-traded securities and all of the other information in our 2018 Annual Report. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial. If any of the events contemplated by the following discussion of risks should occur, our business, prospects, financial condition, liquidity, results of operations and cash flows may be materially adversely affected.

a.	related to the Company;

Our success depends on our ability to improve our financial and operational performance and execute fully our global business strategy.

Our ability to improve our financial and operational performance and implement the key initiatives of our global business strategy is dependent upon a number of factors, including our ability to:

•	implement Open Up Avon, stabilization strategies, cost savings initiatives, restructuring and other initiatives, and achieve anticipated savings and benefits from such programs and initiatives;

•	reverse declines in our market share and strengthen our brand image;

•	implement appropriate pricing strategies and product mix that are more aligned with the preferences of local markets and achieve anticipated benefits from these strategies;

•	reduce costs and effectively manage our cost structure, particularly selling, general and administrative ("SG&A") expenses;

•	improve our business in the markets where we operate, including through improving field health;

•	execute investments in information technology ("IT") infrastructure and realize efficiencies across our supply;

•	chain, marketing processes, sales model and organizational structure;

•	implement and continue to innovate our digital strategies, Internet platform, technology strategies and customer service initiatives, including our ability to offer a more compelling social selling experience and the roll-out of e-commerce in certain markets;

•	effectively manage our outsourcing activities;

•	improve our marketing and advertising, including our brochures and our social media presence;

•	improve working capital, effectively manage inventory and implement initiatives to reduce inventory levels, including through our recent structural reset of inventory processes, and the potential impact on cash flows and obsolescence;

•	secure financing at attractive rates, maintain appropriate capital investment, capital structure and cash flow level and implement cash management, tax, foreign currency hedging and risk management strategies;

•	reverse declines in Active Representatives and Representative satisfaction by successfully reducing campaign complexity and enhancing our sales leadership program, the Representative experience, retention and earnings potential, along with improving our brand image;

•	increase the productivity of Representatives through successful implementation of segmentation, field activation programs and technology tools and enablers and other investments in the direct-selling channel;

•	improve management of our businesses in developing markets, including improving local IT resources and management of local supply chains;

•	increase the number of consumers served per Representative and their engagement online, as well as to reach new consumers through a combination of new brands, new businesses, new channels and pursuit of strategic opportunities such as joint ventures and alliances with other companies;

•	comply with certain covenants in our revolving credit facility, which depends on our business results (including the impact of any adverse foreign exchange movements and significant restructuring charges), or undertake other alternatives to avoid noncompliance, such as obtaining additional amendments to our revolving credit facility or repurchasing certain debt, and address the impact any non-compliance with such covenants may have on our ability to secure financing with favorable terms; and

•	estimate and achieve any financial projections concerning, for example, customer demand, future revenue, profit, cash flow, and operating margin increases and maintain an effective internal control environment as a result of any challenges associated with the implementation of our various plans, strategies and initiatives.

There can be no assurance if and when any of these initiatives will be successfully and fully executed or completed.

We may experience financial and strategic difficulties and delays or unexpected costs in completing Open Up Avon and any other restructuring and cost-savings initiatives, including achieving any anticipated savings and benefits of these initiatives.

In September 2018, we initiated a new strategy in order to return Avon to growth (“Open Up Avon”). As one element of this plan, we are targeting pre-tax annualized cost savings of approximately $400 million by 2021, to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. We initiated the Open Up Avon strategy to enable us to achieve our goals of low-single-digit constant-dollar revenue growth and low double-digit operating margin by 2021. We plan to reinvest a portion of these cost savings in commercial initiatives, including training for Representatives, and digital and information technology infrastructure initiatives. See "Overview" within MD&A on pages 27 through 29 for more information on our Open Up Avon Strategy.

As we work to right-size our cost structure, we may not realize anticipated savings or benefits from one or more of the various restructuring and cost-savings initiatives we may undertake as part of these efforts in full or in part or within the time periods we expect. Other events and circumstances, such as financial and strategic difficulties and delays or unexpected costs, including the impact of foreign currency and inflationary pressures, may occur which could result in our not realizing our targets or in offsetting the financial benefits of reaching those targets. If we are unable to realize these savings or benefits, or otherwise fail to invest in the growth initiatives, our business may be adversely affected. In addition, any plans to invest these savings and benefits ahead of future growth means that such costs will be incurred whether or not we realize these savings and benefits. We are also subject to the risks of labor unrest, negative publicity and business disruption in connection with these initiatives, and the failure to realize anticipated savings or benefits from such initiatives could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

There can be no assurance that we will be able to improve revenue, margins and net income or to achieve profitable growth.

There can be no assurance that we will be able to improve revenue, margins and net income, or to achieve profitable growth in the future, particularly in our largest markets and developing and emerging markets, such as Brazil, Mexico and Russia. Our revenue in 2018 was $5,571.3 million, compared with $5,715.6 million in 2017 and $5,717.7 million in 2016. Improving revenue, margins and net income and achieving profitable growth will depend on our ability to improve financial and operational performance and execute our global business strategy, and there can be no assurance that we will be able to achieve these goals. Our ability to improve could be hindered by competing business priorities and projects.

To improve revenue, margins and net income and to achieve profitable growth, we also need to successfully implement certain initiatives, including Open Up Avon, and there can no assurance that we will be able to do so. Our achievement of profitable growth is also subject to the strengths and weaknesses of our individual international markets, which are or may be impacted by global economic conditions. We cannot assure that our broad-based geographic portfolio will be able to withstand an economic downturn, recession, cost or wage inflation, commodity cost pressures, economic or political instability (including fluctuations in foreign exchange rates), competitive pressures or other market pressures in one or more particular regions.

Failure to improve revenue, margins and net income and to achieve profitable growth could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Our business is conducted primarily in one channel, direct selling.

Our business is conducted primarily in the direct-selling channel. Sales are made to the ultimate consumer principally through direct selling by Representatives, who are independent contractors and not our employees. As of December 31, 2018 , we had approximately 5.0 million active Representatives. There is a high rate of turnover among Representatives, which is a common characteristic of the direct-selling business. In order to reverse losses of Representatives and grow our business in the future, we need to recruit, retain and service Representatives on a continuing basis. Among other things, we need to create attractive Representative earning opportunities and transform the value chain, restore field health and sales force effectiveness, successfully implement other initiatives in the direct-selling channel, successfully execute our digital strategy, including e-commerce, improve our brochure and product offerings and improve our marketing and advertising. There can be no assurance that we will be able to achieve these objectives. Our direct-selling model contains an inherent risk of bad debt associated with providing Representatives with credit, which is exacerbated if the financial condition of the Representatives deteriorates. Additionally, consumer purchasing habits, including reducing purchases of beauty and related products generally, or reducing purchases from Representatives through direct selling by buying beauty and related products in other channels such as retail, could reduce our sales, impact our ability to execute our global business strategy or have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows. Additionally, if we lose market share in the direct-selling channel, our business, prospects, financial condition, liquidity, results of operations and cash flows may be adversely affected. Furthermore, if any government or regulatory body such as Brazil or the European Union, bans or severely restricts our business methods or operational/commercial model of direct selling, our business, prospects, financial condition, liquidity, results of operations and cash flows may be materially adversely affected.

Our success depends, in part, on our key personnel.

Our success depends, in part, on our ability to retain our key personnel. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to identify, hire, attract, train, develop and retain other highly qualified personnel. Competition for these employees can be intense and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our global business strategy. For example, there have been many changes to the Company's senior management, including a new chief executive officer in 2018, a new chief financial officer in 2015, 2017 and 2019 and other significant changes to senior management during 2017, 2018 and 2019. Such turnover creates a risk of business processes not being sustained if the turnover occurs with inadequate knowledge transfer. Any failure by our management team to perform as expected may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. This risk may be exacerbated by the uncertainties associated with the implementation of Open Up Avon and any other stabilization strategies and restructuring and cost-savings initiatives we undertake from time to time.

Our credit ratings were downgraded during the past several years, which could limit our access to financing, affect the market price of our financing and increase financing costs. A further downgrade in our credit ratings may adversely affect our access to liquidity.

Nationally recognized credit rating organizations have issued credit ratings relating to our long-term debt. Our credit ratings have been downgraded at various points during the past several years, including in 2017. Our long-term credit ratings are: Moody’s ratings of Stable Outlook with B1 for corporate family debt, B3 for senior unsecured debt, and Ba1 for our Senior Secured Notes; S&P ratings of Stable Outlook with B for corporate family debt and senior unsecured debt and BB- for our Senior Secured Notes; and Fitch rating of Stable Outlook with B+, each of which are below investment grade. We do not believe these long-term credit ratings will have a material impact on our near-term liquidity. However, any rating agency reviews could result in a change in outlook or downgrade, which could further limit our access to new financing, particularly short-term financing, reduce our flexibility with respect to working capital needs, affect the market price of some or all of our outstanding debt securities, and likely result in an increase in financing costs, and less favorable covenants and financial terms under our financing arrangements. A further change in outlook or downgrade of our credit ratings may increase some of these risks and limit our access to such short-term financing in the future on favorable terms, if at all. See Note 8, Debt and Other Financing on pages F-30 through F-33 of our 2018 Annual Report for details about the terms of our existing debt and other financing arrangements.

Our indebtedness and any future inability to meet any of our obligations under our indebtedness, could adversely affect us by reducing our flexibility to respond to changing business and economic conditions.

As of December 31, 2018, we had approximately $1.6 billion of indebtedness outstanding. We may also incur additional long-term indebtedness and working capital lines of credit to meet future financing needs, subject to certain restrictions under our indebtedness, including our revolving credit facility and our Senior Secured Notes (each, as described below), which would increase our total indebtedness. We may be unable to generate sufficient cash flow from operations and future borrowings and other financing may be unavailable in an amount sufficient to enable us to fund our current and future financial obligations or our other liquidity needs, which would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows. Our indebtedness could have material negative consequences on our business, prospects, financial condition, liquidity, results of operations and cash flows, including the following:

•	limitations on our ability to obtain additional debt or equity financing sufficient to fund growth, such as working capital and capital expenditures requirements or to meet other cash requirements, in particular during periods in which credit markets are weak;

•	a further downgrade in our credit ratings, as discussed above;

•	a limitation on our flexibility to plan for, or react to, competitive challenges in our business and the beauty industry;

•	the possibility that we are put at a competitive disadvantage relative to competitors with less debt or debt with more favorable terms than us, and competitors that may be in a more favorable position to access additional capital resources and withstand economic downturns;

•	limitations on our ability to execute business development activities to support our strategies or ability to execute restructuring as necessary; and

•	limitations on our ability to invest in recruiting, retaining and servicing the Representatives.

Our revolving credit facility and our Senior Secured Notes are secured by first-priority liens on and security interests in substantially all of the assets of Avon International Capital, p.l.c. (“AIC,” a wholly-owned foreign subsidiary) and the subsidiary guarantors and by certain assets of the Company, in each case, subject to certain exceptions and permitted liens. Both our revolving credit facility and our Senior Secured Notes contain customary covenants, including, among other things, limits on the ability of the Company, AIC or any restricted subsidiary to, subject to certain exceptions, incur liens, incur debt, make restricted payments, make investments or, with respect to certain entities, merge, consolidate or dispose of all or substantially all of its assets. Our revolving credit facility also contains a minimum interest coverage ratio and a maximum total leverage ratio. If we are unable to comply with these ratios as a result of our business results (including the impact of any adverse foreign exchange movements and significant restructuring charges), we would be limited in our ability to borrow under our revolving credit facility which could, as a result, restrict our operational flexibility. In addition, we could have difficulty undertaking other alternatives to avoid noncompliance, such as obtaining necessary waivers from compliance with, or necessary amendments to, the covenants contained in our revolving credit facility and our Senior Secured Notes or repurchasing certain debt, and we could have difficulty addressing the impact any non-compliance with these covenants may have on our ability to secure financing with favorable terms.

A failure, disruption, cyberattack or other breach in the security of an IT system or infrastructure that we utilize could adversely affect our business and reputation and increase our costs.

We employ IT systems to support our business, including systems to support financial reporting, web-based tools, an enterprise resource planning ("ERP") system, and internal communication and data transfer networks. We also employ IT systems to support Representatives in our markets, including electronic order collection, invoicing systems, shipping and box packing, social media tools, mobile applications and on-line training. We have e-commerce and Internet sites, including business-to-business websites to support Representatives. We use third-party service providers in many instances to provide or support these IT systems. Over the last several years, we have undertaken initiatives to increase our reliance on IT systems which has resulted in the outsourcing of certain services and functions, such as global human resources IT systems, call center support, Representative support services and other IT processes. Our IT systems and infrastructure, as well as the systems, infrastructure and services of those of third parties, are integral to our performance.

Any of our IT systems and infrastructure, or those of our third-party service providers, may be susceptible to outages, disruptions, destruction or corruption due to the complex landscape of localized applications and architectures as well as incidents related to legacy or unintegrated systems. These IT systems and infrastructure also may be susceptible to cybersecurity breaches, attacks, computer viruses, break-ins, including ransomware, other malware and phishing attacks, data corruption, fire, floods, power loss, telecommunications failures, terrorist attacks and similar events beyond our control. We rely on our employees, Representatives and third parties in our day-to-day and ongoing operations, who may, as a result of human error or malfeasance or failure, disruption, cyberattack or other security breach of third-party systems or infrastructure, expose us to risk. Furthermore, our ability to protect and monitor the practices of our third-party service providers is more limited than our ability to protect and monitor our own IT systems and infrastructure.

Our IT systems, or those of our third-party service providers may be accessed by unauthorized users such as cyber criminals as a result of a failure, disruption, cyberattack or other security breach, exposing us to risk. As techniques used by cyber criminals change frequently, a failure, disruption, cyberattack or other security breach may go undetected for a long period of time. An actual or perceived failure, disruption, cyberattack or other security breach of our IT systems or infrastructure, or those of our third-party service providers, could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of Company, employee, Representative, customer, vendor, or other third-party data, including sensitive or confidential data, personal information and intellectual property and could be particularly harmful to our brand and reputation.

We are investing in industry-standard solutions and protections and monitoring practices of our data and IT systems and infrastructure to reduce these risks and we continue to monitor our IT systems and infrastructure on an ongoing basis for any current or potential threats. We have also deployed additional employee security training and updated security policies for the Company and its third-party service providers. Such efforts and investments are costly, and as cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. As a company that operates globally, we could also be impacted by commercial agreements between us and processing organizations, existing and proposed laws and regulations, and government policies and practices related to cybersecurity, privacy and data protection.

Despite our efforts, our and our third-party service providers’ data, IT systems and infrastructure may be vulnerable. There can be no assurance that our efforts will prevent a failure, disruption, cyberattack or other security breach of our or our third-party service providers’ IT systems or infrastructure, or that we will detect and appropriately respond if there is such a failure, disruption, cyberattack or other security breach. Our IT databases and systems have been, and will likely continue to be, subject to ransomware, denial of service and phishing attacks, none of which has been material to the Company to date. Any such failure, disruption, cyberattack or other security breach could adversely affect our business including our ability to expand our business, cause damage to our reputation, result in increased costs to address internal data, security, and personnel issues, and result in violations of applicable privacy laws and other laws and external financial obligations such as governmental fines, penalties, or regulatory proceedings, remediation efforts such as breach notification and identity theft monitoring, and third-party private litigation with potentially significant costs. In addition, it could result in deterioration in our employees', Representatives', customers', or vendors' confidence in us, which could cause them to discontinue doing business with us or result in other competitive disadvantages. In addition, there may be other challenges and risks as we upgrade, modernize, and standardize our IT systems globally.

The comprehensive U.S. tax reform legislation enacted on December 22, 2017 could adversely affect our business and financial condition.

On December 22, 2017, the Tax Cuts and Jobs Act was enacted that significantly revises the Internal Revenue Code of 1986 (the "Code"), as amended. The enacted federal income tax law contains significant changes to corporate taxation, including but not limited to, a reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, a limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), a one-time tax on offshore earnings at reduced rates regardless of whether the funds are physically repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate and various guidance, legislation and regulation published by the U.S. Federal, and various state taxing authorities, there continues to be uncertainty regarding interpretation of certain provisions of the new federal tax law and the State responses to the new federal tax law.  These uncertainties and the ultimate interpretation of the federal and state provisions may adversely affect our business and financial condition.

Our ability to utilize our foreign tax and other U.S. credits to offset our future taxable income may be limited under Sections 382 and 383 of the Code.

As of December 31, 2018, we had approximately $833 million of foreign tax and other credits available to offset future income for U.S. federal tax purposes. Our ability to utilize such credits to offset future income could be limited, however, if the Company undergoes an “ownership change” within the meaning of Section 382 of the Code. In general, an ownership change will occur if there is a cumulative increase in ownership of our stock by 5% shareholders (as defined in the Code) that exceeds 50 percentage points over a rolling three-year period. If the 50 percentage points are exceeded, Section 382 establishes an annual limitation on the amount of deferred tax assets attributable to previously incurred credits that may be used to offset taxable income in future years. A number of complex rules apply in calculating this limitation, and any such limitation would depend in part on the market value of the Company at the time of the ownership change and prevailing interest rates at the time of calculation. As a result, the magnitude of any potential limitation on the use of our deferred tax assets and the effect of such limitation on the Company if an ownership change were to occur is difficult to assess. However, if all or a portion of our deferred tax assets were to become subject to this limitation, our tax liability could increase significantly and our future results of operations and cash flows could be adversely impacted.

We currently believe an ownership change has not occurred. However, in recent periods, we have experienced fluctuations in the market price of our stock and changes in ownership by our 5% shareholders. In addition, the issuance and sale of perpetual convertible preferred stock to Cerberus Investor (as defined below) resulted in an increase in our cumulative ownership change by our 5% shareholders.

Significant changes in pension fund investment performance, assumptions relating to pension costs or required legal changes in pension funding rules may have a material effect on the valuation of pension obligations, the funded status of pension plans and our pension cost.

Our funding policy for pension plans is to meet the minimum required contributions under applicable law and accumulate plan assets that, over the long run, are expected to approximate the present value of projected benefit obligations. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, including equity and debt securities and derivative instruments, or in a change of the expected rate of return on plan assets. A change in the discount rate could result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of our pension plans as well as the net periodic pension cost in the following fiscal years. Similarly, changes in the expected rate of return on plan assets can result in significant changes in the net periodic pension cost. Please see "Critical Accounting Estimates - Pension and Postretirement Expense" within MD&A on pages 32 through 34 and Note 14, Employee Benefit Plans on pages F-42 through F-50 of our 2018 Annual Report, for additional information regarding the impact of these factors on our pension plan obligations.

Any strategic alliances or divestitures may expose us to additional risks.

We evaluate potential strategic alliances that would complement our current product offerings, increase the size and geographic scope of our operations or otherwise offer growth and/or operating efficiency opportunities. Strategic alliances may entail numerous risks, including:

•	substantial costs, delays or other operational or financial difficulties, including difficulties in leveraging synergies among the businesses to increase sales and obtain cost savings or achieve expected results;

•	difficulties in assimilating acquired operations or products, including the loss of key employees from any acquired businesses and disruption to our direct-selling channel;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks of entering markets in which we have limited or no prior experience; and

•	reputational and other risks regarding our ability to successfully implement such strategic alliances, including obtaining financing which could dilute the interests of our shareholders, result in an increase in our indebtedness or both.

Our failure to successfully complete the integration of any new or acquired businesses could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows. In addition, there can be no assurance that we will be able to identify suitable candidates or consummate such transactions on favorable terms.

For divestitures, success is also dependent on effectively and efficiently separating the divested unit or business from the Company and reducing or eliminating associated overhead costs. In cases where a divestiture is not successfully implemented or completed, the Company's business, prospects, financial condition, liquidity, results of operations and cash flows could be adversely affected. Please see "Risks Related to the Separation of North America and the Preferred Stock Investment in the Company" below for additional information regarding the risks associated with the separation of North America.

The loss of, or a disruption in, our manufacturing and distribution operations could adversely affect our business.

Our principal properties consist of worldwide manufacturing facilities for the production of Beauty products, distribution centers where offices are located and where finished merchandise is packed and shipped to Representatives in fulfillment of their orders, and one principal research and development facility. Additionally, we use third-party manufacturers to manufacture certain of our products. Therefore, as a company engaged in manufacturing, distribution and research and development on a global scale, we are subject to the risks inherent in such activities, including industrial accidents, environmental events, fires, strikes and other labor or industrial disputes, disruptions in logistics or information systems (such as our ERP system), loss or impairment of key manufacturing or distribution sites, product quality control issues, safety concerns, licensing requirements and other regulatory or government issues, as well as natural disasters, pandemics, border disputes, acts of terrorism and other external factors over which we have no control. We could also experience a negative financial impact if we do not comply with minimum purchase commitments. These risks may be exacerbated by our efforts to increase facility consolidation covering our manufacturing, distribution and supply footprints, particularly if we are unable to successfully increase our resiliency to potential operational disruptions or enhance our disaster recovery planning. The loss of, or damage to, any of our facilities or centers, or those of our third-party manufacturers, could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Our success depends, in part, on the quality, safety and efficacy of our products.

Our success depends, in part, on the quality, safety and efficacy of our products. If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet the Representatives' or end customers' standards, then our relationship with the Representatives or end customers could suffer, we may need to recall some of our products and/or become subject to regulatory action, our reputation or the appeal of our brand could be diminished, we could lose market share, and we could become subject to liability claims, any of which could result in a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

If we are unable to protect our intellectual property rights, specifically patents and trademarks, our ability to compete could be adversely affected.

The market for our products depends to a significant extent upon the value associated with our product innovations and our brand equity. We own the material patents and trademarks used in connection with the marketing and distribution of our major products where such products are principally sold. Although most of our material intellectual property is registered in certain countries in which we operate, there can be no assurance with respect to the rights associated with such intellectual property in those countries. In addition, the laws of certain foreign countries, including many emerging markets, may not completely protect our intellectual property rights. The costs required to protect our patents and trademarks, especially in emerging markets, may be substantial. Please see "The licensing of our North America intellectual property rights, including trademarks that are fundamental to our brand, in connection with the Separation could adversely impact our reputation, our business generally, and our ability to enforce intellectual property rights used in both North America and international jurisdictions" below for additional information regarding the risks on our intellectual property rights associated with the separation of North America.

We are involved, and may become involved in the future, in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results.

We are and may, in the future, become party to litigation, including, for example, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our products or advertising. In general, litigation claims can be expensive and time-consuming to bring or defend against and could result in settlements or damages that could significantly affect our financial results and the conduct of our business. We are currently vigorously contesting certain of these litigation claims. However, it is not possible to predict the final resolution of the litigation to which we currently are or may in the future become party, or to predict the impact of certain of these matters on our business, prospects, financial condition, liquidity, results of operations and cash flows. See Note 19, Contingencies on pages F-57 through F-59 of our 2018 Annual Report for a detailed discussion regarding certain legal proceedings in which we are a party.

The market price of our common stock could be subject to fluctuations as a result of many factors.

Factors that could affect the trading price of our common stock include the following:

•	variations in operating results;

•	developments in connection with any investigations or litigations;

•	a change in our credit ratings;

•	economic conditions and volatility in the financial markets;

•	announcements or significant developments in connection with our business and with respect to beauty and related products or the beauty industry in general;

•	actual or anticipated variations in our quarterly or annual financial results;

•	unsolicited takeover proposals, proxy contests or other shareholder activism;

•	governmental policies and regulations;

•	estimates of our future performance or that of our competitors or our industries;

•	general economic, political, and market conditions;

•	market rumors; and

•	factors relating to competitors.

The trading price of our common stock has been, and could in the future continue to be, subject to significant fluctuations.

Risks Related to the Separation of North America and the Preferred Stock Investment in the Company

We may be exposed to claims and liabilities as a result of the separation of our North America business.

On March 1, 2016, Cleveland Apple Investor L.P. ("Cerberus Investor") (an affiliate of Cerberus) contributed $170 million of cash into New Avon in exchange for 80.1% of its membership interests, and we contributed (i) assets primarily related to our North America business (including approximately $100 million of cash, subject to certain adjustments), (ii) certain assumed liabilities (primarily pension and postretirement liabilities) of our North America business and (iii) the employees of our North America business into New Avon in exchange for a 19.9% ownership interest of New Avon (collectively, the "Separation"). In connection with the Separation, we entered into a Separation Agreement and various other agreements with New Avon to govern the separation and the relationship of the two companies going forward. These agreements provide for specific indemnity and liability obligations and could lead to disputes between us. The indemnity rights we have against New Avon under the agreements may not be sufficient to protect us. In addition, our indemnity obligations to New Avon may be significant and these risks could negatively affect our financial condition.

We or New Avon may fail to perform under the post-closing arrangements executed in connection with the Separation.

In connection with the Separation, we and New Avon entered into several agreements, including among others an Intellectual Property License Agreement, a Technical Support and Innovation Agreement and a Manufacturing and Supply Agreement. The Intellectual Property License Agreement provides New Avon with rights to use certain intellectual property rights that we used in the conduct of the North America business prior to the Separation. The Technical Support and Innovation Agreement provides that we will perform certain beauty product development services for New Avon. The Manufacturing and Supply Agreement provides that we and New Avon will manufacture, or cause to be manufactured, and supply certain products to each other. These agreements establish a bilateral relationship between New Avon and us. We will rely on New Avon to satisfy its performance and payment obligations under these agreements. If New Avon is unable to satisfy its obligations under these agreements, we could incur operational difficulties or losses that could have a material and adverse effect on our business, financial condition and results of operations.

The licensing of our North America intellectual property rights, including trademarks that are fundamental to our brand, in connection with the Separation could adversely impact our reputation, our business generally, and our ability to enforce intellectual property rights used in both North America and international jurisdictions.

In connection with the Separation, we granted New Avon a perpetual, irrevocable, royalty-free license, with the ability to sublicense, to certain intellectual property rights that we used in the conduct of our North America business prior to the Separation. The Intellectual Property License Agreement includes quality control provisions obligating New Avon and its sublicensees to remain in compliance with applicable law or, for certain of our brands, quality standards that we have providedto New Avon, when selling products under certain trademarks that we have licensed to New Avon. However, there is a risk that failure by New Avon or its sublicensees to comply with such quality control provisions or other conduct by New Avon or its sublicensees associated with the trademarks licensed to New Avon, could adversely affect our reputation and our business globally. We have also granted New Avon enforcement rights to intellectual property licensed to New Avon in certain circumstances, which could adversely affect our position and options globally relating to enforcement of our intellectual property.

b.	retated to its direct or indirect controlling Shareholder or controlling Group;

c.	related to its Shareholders;

The issuance of 435,000 shares of our series C preferred stock to Cerberus Investor dilutes the ownership of holders of our common stock and may adversely affect the market price of our common stock.

On March 1, 2016, we issued and sold to Cerberus Investor 435,000 shares of newly issued series C preferred stock for an aggregate purchase price of $435 million pursuant to an Investment Agreement between us and Cerberus Investor. Conversion of the series C preferred stock would dilute the ownership interest of existing holders of our common stock, and any sales in the public market of the common stock issuable upon conversion of the series C preferred stock could adversely affect the market price of our common stock. We have granted Cerberus Investor registration rights with respect to the shares of series C preferred stock and shares of common stock issued upon conversion of the series C preferred stock, which would facilitate the resale of such securities into the public market. On October 11, 2016, the Company filed a registration statement on Form S-3ASR with the SEC registering for sale by Cerberus Investor 435,000 shares of series C preferred stock, 142,800 shares of series D preferred stock and 113,311,940 shares (plus an additional unspecified number) of common stock. As of the date of the last filing of form 10-K, Cerberus Investor had not made any sales in reliance on such Form S-3ASR. Sales by Cerberus Investor of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

The series C preferred stock issued to Cerberus Investor has rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of our common stock. Such preferential rights could adversely affect our liquidity, cash flows and financial condition, and may result in the interests of Cerberus Investor differing from those of our common shareholders.

The series C preferred stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any liquidation, dissolution or winding up of our affairs. The series C preferred stock has a liquidation preference of $1,000 per share, representing an aggregate liquidation preference of $435 million upon issuance. Holders of series C preferred stock are entitled to participate on an as-converted basis in any dividends paid to the holders of shares of our common stock. In addition, cumulative preferred dividends accrue daily on the series C preferred stock and are payable at the rate of 1.25% per quarter (net of any dividends on our common stock and subject to a maximum rate of 5.00% per quarter if we breach certain obligations). Except to the extent not otherwise previously paid by us, preferred dividends are payable on the seventh anniversary of the issuance date of the series C preferred stock as and when declared by the Board of Directors and at the end of each quarter thereafter. Accrued and unpaid preferred dividends may be paid, at our option, (i) in cash, (ii) subject to certain conditions, in shares of our common stock or (iii) upon conversion of shares of series C preferred stock, in shares of our non-voting, non-convertible series D preferred stock, par value $1.00 per share. Any such shares of the series D preferred stock issued would have similar preferential rights.

Upon certain change of control events involving us, holders of series C preferred stock can require us to repurchase the series C preferred stock for an amount equal to the greater of (i) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends or (ii) the consideration the holders would have received if they had converted their shares of series C preferred stock into common stock immediately prior to the change of control event.

Our obligations to pay dividends to the holders of series C preferred stock, and to repurchase the outstanding shares of series C preferred stock under certain circumstances, could impact our liquidity and reduce the amount of cash flows. Our obligations to the holders of series C preferred stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. The preferential rights of holders of our series C preferred stock could also result in divergent interests between Cerberus Investor and those of our common shareholders.

Cerberus Investor is able to exercise significant influence over us, including through its ability to elect up to three members of our Board of Directors, including the Chairman.

Holders of series C preferred stock are entitled to vote generally with holders of our common stock on an as-converted basis (subject to an agreement to vote in favor of the slate of directors nominated by the Board of Directors, so long as the 25% Ownership Requirement (as defined below) is met and subject to certain exceptions). Therefore, the series C preferred stock issued to Cerberus Investor effectively reduces the relative voting power of the holders of our common stock. The shares of series C preferred stock owned by Cerberus Investor represents approximately 16.6% of the voting rights of our common stock on an as-converted basis. As a result, Cerberus Investor has the ability to significantly influence the outcome of any matter submitted for the vote of our shareholders. In addition, provided Cerberus Investor maintains certain levels of beneficial ownership of series C preferred stock and/or common stock, Cerberus Investor has consent rights over certain actions taken by us, including increasing the size of the Board of Directors, reinstating our quarterly common stock dividend and incurring indebtedness in excess of certain thresholds.

In addition, Cerberus Investor has certain rights to designate directors to serve on our Board of Directors (one of whom will continue to act as the Chairman so long as the 50% Ownership Requirement (as defined below) continues to be met). Cerberus Investor will continue to be entitled to elect: (i) three directors to the Board of Directors, so long as Cerberus Investor continues to beneficially own shares of series C preferred stock and/or shares of common stock that represent, on an as-converted basis, at least 75% of Cerberus Investor’s initial shares of series C preferred stock on an as-converted basis, (ii) two directors to the Board of Directors, so long as Cerberus Investor continues to beneficially own shares of series C preferred stock and/or common stock that represent, on an as-converted basis, at least 50% but less than 75% of Cerberus Investor’s initial shares of series C preferred stock on an as-converted basis (the “50% Ownership Requirement”) and (iii) one director to the Board of Directors, so long as Cerberus Investor continues to beneficially own shares of series C preferred stock and/or common stock that represent, on an as-converted basis, at least 25% but less than 50% of Cerberus Investor’s initial shares of series C preferred stock on an as-converted basis (the “25% Ownership Requirement”). Until Cerberus Investor no longer meets the 25% Ownership Requirement, subject to certain exceptions and to satisfaction by such director designees of independence and other customary qualifications, Cerberus Investor has the right to have one of its director designees serve on each committee of the Board of Directors. Notwithstanding the fact that all directors are subject to fiduciary duties and applicable law, the interests of the directors appointed by Cerberus Investor may differ from the interests of holders of our common stock as a whole or of our other directors.

d.	related to its Affiliate Companies;

e.	related to its suppliers;

Third-party suppliers provide, among other things, the raw materials required for our Beauty products, and the loss of these suppliers, a supplier's inability to supply a raw material or a finished product or a disruption or interruption in the supply chain may adversely affect our business.

We manufacture and package the majority of our Beauty products, which are formulated and designed by our staff of chemists, designers and artists. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components required for our Beauty products are purchased from a range of third-party suppliers. The remainder of our Beauty products and all of our Fashion & Home products are purchased from various third-party manufacturers. Our products are affected by the cost and availability of materials such as glass, plastics, chemicals and fabrics. For the vast majority of items we have more than one source of supply available. We believe that we can continue to obtain sufficient raw materials and supplies to manufacture and produce our Beauty products for the foreseeable future. Additionally, we design the brochures that are used by the Representatives to sell our products. The brochures are then produced on our behalf by a range of printing suppliers.

The loss of any one supplier would not have a material impact on our ability to source raw materials for the majority of our Beauty products or source products for the remainder of our Beauty products and all of our Fashion & Home products or paper for the brochures. This risk may be exacerbated by our globally-coordinated purchasing strategy, which leverages volumes. Regulatory action, such as restrictions on importation, may also disrupt or interrupt our supply chain. Furthermore, increases in the costs of raw materials or other commodities may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution. In addition, if our suppliers fail to use ethical business practices and comply with applicable laws and regulations, such as any child labor laws, our reputation could be harmed due to negative publicity.

f.	related to its clients;

Our ability to improve our financial performance depends on our ability to anticipate and respond to market trends and changes in consumer preferences.

Our ability to improve our financial performance depends on our ability to anticipate, gauge and react in a timely and effective manner to changes in consumer spending patterns and preferences for beauty and related products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products, and refine our approach as to how and where we market and sell our products. Consumer spending patterns and preferences cannot be predicted with certainty and can change rapidly. In addition, certain market trends may be short-lived. There can be no assurance that we will be able to anticipate and respond to trends timely and effectively in the market for beauty and related products and changing consumer demands and improve our financial results.

Furthermore, material shifts or decreases in market demand for our products, including as a result of changes in consumer spending patterns and preferences or incorrect forecasting of market demand, could result in us carrying inventory that cannot be sold at anticipated prices or increased product returns by the Representatives. Failure to maintain proper inventory levels or increased product returns by the Representatives could result in a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

g.	related to the sectors of the economy in which the Company operates;

A general economic downturn, a recession globally or in one or more of our geographic regions or markets or sudden disruption in business conditions or other challenges may adversely affect our business, our access to liquidity and capital, and our credit ratings.

Current global macro-economic instability or a further downturn in the economies in which we sell our products, including any recession in one or more of our geographic regions or markets could adversely affect our business, our access to liquidity and capital, and our credit ratings. Economic events, including high unemployment levels and recession, as well as the tightening of credit markets, have resulted in challenges to our business and a heightened concern regarding further deterioration globally. In addition, as mentioned above, our business is conducted primarily in the direct-selling channel. We could experience declines in revenues, profitability and cash flow due to reduced orders, payment delays, supply chain disruptions or other factors caused by such economic, operational or business challenges. Any or all of these factors could potentially have a material adverse effect on our liquidity and capital resources and credit ratings, including our ability to access short-term financing, raise additional capital, reduce flexibility with respect to working capital, and maintain credit lines and offshore cash balances.

Consumer spending is also generally affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items, such as beauty and related products, tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. We may face continued economic challenges in 2019 because customers may continue to have less money for discretionary purchases as a result of job losses, bankruptcies, and reduced access to credit, among other things.

In addition, sudden disruptions in business conditions and consumer spending may result from acts of terror, natural disasters, adverse weather conditions, and pandemic situations or large-scale power outages, none of which are under our control.

We face intense competition and can make no assurances about our ability to overcome our competitive challenges.

We face intense competition from competing products in each of our lines of business in the markets we operate. We compete against products sold to consumers in a number of distribution methods, including direct selling, through the Internet, and through mass market retail and prestige retail channels. We also face increasing direct-selling and retail competition in our developing and emerging markets, particularly Brazil and Russia.

Within the direct-selling channel, we often compete on country-by-country basis with our direct-selling competitors. There are a number of direct-selling companies that sell product lines similar to ours, some of which have worldwide operations and compete with us globally. Unlike a typical CPG company which operates within a broad-based consumer pool, direct sellers compete for representative or entrepreneurial talent by providing a more competitive earnings opportunity or "better deal" than that offered by the competition. Providing a compelling earnings opportunity for the Representatives is as critical as developing and marketing new and innovative products. Therefore, in contrast to typical CPG companies, we must first compete for a limited pool of Representatives before we reach the ultimate consumer.

Representatives are attracted to a direct seller by competitive earnings opportunities, often through what are commonly known as "field incentives" in the direct-selling industry. Competitors devote substantial effort to finding out the effectiveness of such incentives so that they can invest in incentives that are the most cost-effective or produce the better payback. As one of the largest and oldest beauty direct sellers globally, Avon's business model and strategies are often highly sought after, particularly by smaller and more nimble competitors who seek to capitalize on our investment and experience. As a result, we are subject to significant competition for the recruitment of Representatives from other direct-selling or network marketing organizations as well as significant competition from other non-direct selling earnings opportunities for which our existing Representatives or potential Representatives could avail themselves. Changes to our compensation models are sometimes necessary to be competitive but could have short-term negative impacts on our total number of Representatives. It is therefore continually necessary to innovate and enhance our direct-selling and service model as well as to recruit and retain new Representatives. If we are unable to do so, our business will be adversely affected.

Within the broader CPG industry, we principally compete against large and well-known cosmetics (color), fragrance and skincare companies that manufacture and sell broad product lines through various types of retail establishments and other channels, including through the Internet. In addition, we compete against many other companies that manufacture and sell more narrow beauty product lines sold through retail establishments and other channels, including through the Internet. This industry is highly competitive, and some of our principal competitors in the CPG industry are larger than we are and have greater resources than we do. Competitive activities on their part could cause our sales to suffer. We also have many highly competitive global branded and private label competitors in the accessories, apparel, housewares, and gift and decorative products industries, including retail establishments, principally department stores, mass merchandisers, gift shops and specialty retailers. Our principal competition in the highly competitive fashion jewelry industry consists of a few large companies and many small companies that sell fashion jewelry through department stores, mass merchandisers, specialty retailers and e-commerce.

The number of competitors and degree of competition that we face in the beauty and related products industry varies widely from country to country. If our advertising, promotional, merchandising or other marketing strategies are not successful, if we are unable to improve our product mix and offer new products that represent technological breakthroughs and are aligned with local preferences, if we do not successfully manage the timing of new product introductions or the profitability of these efforts, if we are unable to improve the Representative experience, or if for other reasons the Representatives or end customers perceive competitors' products as having greater appeal, then our sales, results of operations and cash flows will be adversely affected.

h.	related to the regulation of the sectors of the economy in which the Company operates

Government reviews, inquiries, investigations, and actions could harm our business or reputation. In addition, from time to time we may conduct other investigations and reviews, the consequences of which could negatively impact our business or reputation.

As we operate in various locations around the world, our operations in certain countries are subject to significant governmental scrutiny and may be harmed by the results of such scrutiny. The regulatory environment with regard to direct selling in emerging and developing markets where we do business is evolving, and government officials in such locations often exercise broad discretion in deciding how to interpret and apply relevant regulations. From time to time, we may receive formal and informal inquiries from various government regulatory authorities about our business and compliance with local laws and regulations. In addition, from time to time, we may conduct investigations and reviews. The consequences of such government reviews, inquiries, investigations, and actions or such investigations and reviews may adversely impact our business, prospects, reputation, financial condition, liquidity, results of operations or cash flows.

Additionally, any determination that our operations or activities, or, where local law mandates, the activities of the Representatives, including our licenses or permits, importing or exporting, or product testing or approvals are not, or were not, in compliance with existing laws or regulations could result in the imposition of substantial fines, civil and criminal penalties, interruptions of business, loss of supplier, vendor or other third-party relationship, termination of necessary licenses and permits, modification of business practices and compliance programs, equitable remedies, including disgorgement, injunctive relief and other sanctions that we may take against our personnel or that may be taken against us or our personnel. Other legal or regulatory proceedings, as well as government investigations, which often involve complex legal issues and are subject to uncertainties, may also follow as a consequence. Further, other countries in which we do business may initiate their own investigations and impose similar sanctions. These proceedings or investigations could be costly and burdensome to our management, and could adversely impact our business, prospects, reputation, financial condition, liquidity, results of operations or cash flows. Even if an inquiry or investigation does not result in any adverse determinations, it potentially could create negative publicity and give rise to third-party litigation or action.

i.	related to the foreign countries in which the Company operates; and

We are subject to financial risks as a result of our international operations, including exposure to foreign currency fluctuations and the impact of foreign currency restrictions.

We operate globally, through operations in various locations around the world, and derive all of our consolidated revenue from operations outside of the U.S.

One risk associated with our international operations is that the functional currency for most of our international operations is their local currency. The primary foreign currencies for which we have significant exposures include the Argentine peso, Brazilian real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia. As the U.S. dollar strengthens relative to our foreign currencies, our revenues and profits are reduced when translated into U.S. dollars and our margins may be negatively impacted by country mix if our higher margin markets experience significant devaluation. In addition, our costs are more weighted to U.S. dollars while our sales are denominated in local currencies. Although we typically work to mitigate this negative foreign currency transaction impact through price increases and further actions to reduce costs, and by shifting costs to markets in which we generate revenue, we may not be able to fully offset the impact, if at all. Our success depends, in part, on our ability to manage these various foreign currency impacts and there can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, assets, financial condition, liquidity, results of operations or cash flows.

Another risk associated with our international operations is the possibility that a foreign government may tax or impose foreign currency remittance restrictions. Due to the possibility of government restrictions on transfers of cash out of the country and control of exchange rates, we may not be able to immediately repatriate cash. If this should occur, or if the exchange rates devalue, it may have a material adverse effect on our business, assets, financial condition, liquidity, results of operations or cash flows.

Inflation is another risk associated with our international operations. Gains and losses resulting from the remeasurement of the financial statements of subsidiaries operating in highly inflationary economies are recorded in earnings. High rates of inflation or the related devaluation of foreign currency may have a material adverse effect on our business, assets, financial condition,liquidity and results of operations or cash flows. For example, Argentina has been designated as a highly inflationary economy. See "Segment Review - South Latin America" within MD&A on pages 47 of our 2018 Annual Report for additional information regarding Argentina. In addition, there can be no assurance that other countries in which we operate will not become highly inflationary and that our revenue, operating profit and net income will not be adversely impacted as a result.

Our ability to conduct business in our international markets may be affected by political, legal, tax and regulatory risks.

Our ability to achieve growth in our international markets, and to improve operations in our existing international markets, is exposed to various risks, including:

•	the possibility that a foreign government might ban, halt or severely restrict our business, including our primary method of direct selling;

•	the possibility that local civil unrest, economic or political instability, bureaucratic delays, changes in macro-economic conditions, changes in diplomatic or trade relationships (including any sanctions, restrictions and other responses such as those related to Russia and Ukraine) or other uncertainties might disrupt our operations in an international market;

•	the lack of well-established or reliable legal systems in certain areas where we operate;

•	the adoption of new U.S. or foreign tax legislation including the 2017 U.S. federal income tax law discussed in detail below or exposure to additional tax liabilities, including exposure to tax assessments without prior notice or the opportunity to review the basis for any such assessments in certain jurisdictions;

•	the possibility that a government authority might impose legal, tax or other financial burdens on the Representatives, as direct sellers, or on Avon, due, for example, to the structure of our operations in various markets, or additional taxes on our products, including in Brazil;

•	the possibility that a government authority might challenge the status of the Representatives as independent contractors or impose employment or social taxes on the Representatives; and

•	those associated with data privacy regulation and the international transfer of personal data.

We are also subject to the adoption, interpretation and enforcement by governmental agencies abroad and in the U.S. (including on federal, state and local levels) of other laws, rules, regulations or policies, including any changes thereto, such as restrictions on trade, competition, manufacturing, license and permit requirements, import and export license requirements, privacy and data protection laws, anti-corruption laws, environmental laws, records and information management, tariffs and taxes, laws relating to the sourcing of "conflict minerals," health care reform requirements such as those required by the Patient Protection and Affordable Healthcare Act, and regulation of our brochures, product claims or ingredients, which may require us to adjust our operations and systems in certain markets where we do business.

For example, from time to time, local governments and others question the legal status of Representatives or impose burdens inconsistent with the Representative's status as independent contractors, often in regard to possible coverage under social benefit laws that would require us (and, in most instances, the Representatives) to make regular contributions to government social benefit funds.

If we are unable to address these matters in a satisfactory manner, or adhere to or successfully implement processes in response to changing regulatory requirements, our business, costs and/or reputation may be adversely affected. We cannot predict with certainty the outcome or the impact that pending or future legislative and regulatory changes may have on our business in the future.

Our business is subject to a number of foreign laws and regulations in various jurisdictions governing data privacy and security.

We collect, use and store personal data of our employees, Representatives, customers and other third parties in the ordinary course of business, and we are required to comply with increasingly complex and changing data privacy and security laws and regulations, including with respect to the collection, storage, use, transmission and protection of personal information and other data, including particularly the transfer of personal data between or among countries. In particular, the EU has adopted robust data privacy regulations. Following recent developments such as the European Court of Justice’s 2015 ruling that the transfer of personal data from the EU to the U.S. under the EU/U.S. Safe Harbor was an invalid mechanism of personal data transfer, the adoption of the EU-U.S. Privacy Shield as a replacement for the Safe Harbor, and the upcoming effectiveness of the EU’s General Data Protection Regulation (“GDPR”) in May 2018, along with the proposed Regulation on Privacy and Electronic Communications (the “ePrivacy Regulation”), also on the horizon, data privacy and security compliance in the EU are increasingly complex and challenging. The GDPR in particular has broad extraterritorial effect and imposes a robust data protection compliance regime with significant penalties for non-compliance. Other countries in which we operate are developing comparable regulations. In general, the GDPR and ePrivacy Regulation, and other local privacy laws, could also require adaptation of our technologies or practices to satisfy local privacy requirements and standards. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. An adverse outcome under any such investigation or audit could result in the issuance of stop processing orders, subject us to fines, penalties or orders to cease, delay or modify collection, use or transfers of personal data. That or other circumstances related to our collection, use and transfer of personal data could cause a loss of reputation in the market or adversely affect our business.

The scope of data privacy and security regulations continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area may be likely within the jurisdictions in which we operate. Compliance with data privacy and security restrictions could increase the cost of our operations and failure to comply with such restrictions could subject us to criminal and civil sanctions as well as other penalties.

The uncertainty surrounding the UK's decision to withdraw from the EU may adversely affect our business.

On June 23, 2016, the UK held a referendum in which voters approved an exit from the EU, commonly referred to as "Brexit." As a result of the referendum, the UK parliament voted in March 2017 to trigger Article 50 of the Treaty on European Union, commencing the UK's official withdrawal process from the EU and initiating negotiations with the EU in June 2017. In November 2018, the UK negotiated the terms of an agreement with the EU to determine the future terms of the parties' relationship, including the terms of trade between the UK and the EU and other nations, following the UK's exit from the EU.

On January 15, 2019, the UK parliament, however, rejected the proposed agreement for the UK's withdrawal from the EU. As a result, there remains considerable uncertainty regarding the final terms of the negotiations and related regulatory changes. Failure to obtain parliamentary approval of a negotiated withdrawal agreement could mean that the UK would leave the EU on March 29, 2019, possibly with no agreement (referred to as a "no deal Brexit"). This uncertainty concerning the terms of the exit and the UK Parliament's approval of the UK's agreement with the EU has resulted in political, legislative and regulatory uncertainty throughout the region and could adversely affect business activity, restrict the movement of capital and the mobility of personnel and goods, and otherwise impair political stability and economic conditions in the UK, the Eurozone, the EU and elsewhere. Any of these developments could have a material adverse effect on business activity in the UK, the Eurozone, or the EU. Given that we conduct a substantial portion of our business in the EU and the UK, and our corporate headquarters has been relocated to the UK, any of these developments could have a material adverse effect on our business, financial position, liquidity and results of operations or cash flows.

The uncertainty concerning the terms of the exit could also have a negative impact on the growth of the UK and/or EU economies and has already caused significant volatility in global stock markets and greater volatility in foreign currency exchange rates, including the pound sterling, euro and/or other currencies. Changes in foreign currency exchange rates may have a material effect on our net sales, financial condition, profitability and/or cash flows and may reduce the reported value of our operating results.

Changes to UK border and immigration policy could likewise occur as a result of Brexit, affecting our ability to recruit and retain employees from outside the UK and resulting in possible delays in transportation of goods and increased custom duties. While the full scope of implementation of the referendum decision is still unclear, companies exposed to or with operations in the UK, such as ours, may face significant regulatory changes as a result of Brexit implementation, and complying with such new regulatory mandates may prove challenging and costly.

j.	related to social and environmental matters;

4.2 – Description of market risks

(U.S. dollars in millions, except per share data)

The overall objective of our financial risk management program is to reduce the potential negative effects from changes in foreign exchange and interest rates arising from our business activities. We may reduce our exposure to fluctuations in fair value or cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments and through operational means. Since we may use foreign currency rate-sensitive instruments to hedge a portion of our existing and forecasted transactions, we expect that any loss in value for the hedge instruments generally would be offset by changes in the value of the underlying transactions.

We do not enter into derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. The master agreements governing our derivative contracts generally contain standard provisions that could trigger early termination of the contracts in some circumstances, including if we were to merge with another entity and the creditworthiness of the surviving entity were to be "materially weaker" than that of Avon prior to the merger.

Interest Rate Risk

In the past we have used interest-rate swaps to manage our interest rate exposure. The interest-rate swaps were used to either convert our fixed rate borrowing to a variable interest rate or to unwind an existing variable interest-rate swap on a fixed rate borrowing. As of December 31, 2018, we do not have any interest-rate swap agreements. Approximately 1% of our debt portfolio at December 31, 2018 and 2017, respectively, was exposed to floating interest rates.

Our long-term borrowings were analyzed at year-end to determine their sensitivity to interest rate changes. Based on the outstanding balance of all these financial instruments at December 31, 2018, a hypothetical 50-basis-point change (either an increase or a decrease) in interest rates prevailing at that date, sustained for one year, would not represent a material potential change in fair value, earnings or cash flows. This potential change was calculated based on DCF analyses using interest rates comparable to our current cost of debt.

Foreign Currency Risk

We conduct business globally, with operations in various locations around the world. Over the past three years, all of our consolidated revenue was derived from operations of subsidiaries outside of the United States ("U.S."). The functional currency for most of our foreign operations is their local currency. We are exposed to changes in financial market conditions in the normal course of our operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments. We are not able to project, in any meaningful way, the possible effect of these foreign currency fluctuations on translated amounts or future earnings. At December 31, 2018, the primary foreign currencies for which we had net underlying foreign currency exchange rate exposures were the Argentine peso, Brazilian real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia.

We may reduce our exposure to fluctuations in fair value or cash flows associated with changes in foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. Our hedges of our foreign currency exposure are not designed to, and, therefore, cannot entirely eliminate the effect of changes in foreign exchange rates on our consolidated financial position, results of operations and cash flows.

Our foreign-currency financial instruments were analyzed at year-end to determine their sensitivity to foreign exchange rate changes. Based on our outstanding foreign exchange contracts at December 31, 2018, all of which were taken out to hedge underlying foreign currency exposures, a hypothetical 10% appreciation of the U.S. dollar against our foreign exchange contracts would reduce earnings by $105 and a hypothetical 10% depreciation of the U.S. dollar against our foreign exchange contracts would increase earnings by $128. This hypothetical analysis does not consider our underlying foreign currency exposures. The hypothetical impact was calculated on the open positions using forward rates at December 31, 2018, adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against these hedging contracts.

Credit Risk of Financial Instruments

At times, we attempt to minimize our credit exposure to counterparties by entering into derivative transactions and similar agreements with major international financial institutions with "A-" or higher credit ratings as issued by Standard & Poor’s Corporation. Our foreign currency derivatives are typically comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

Non-performance of the counterparties on the balance of all the foreign exchange agreements would have resulted in a write-off of $1.3 at December 31, 2018. In addition, in the event of non-performance by such counterparties, we would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange rates.

See Note 11, Financial Instruments and Risk Management on pages F-37 through F-38 of our 2018 Annual Report for more information.

b. Description of the principal changes in risk factors occurred in the prior fiscal year and the expectations in relation to reduction or increase in risk exposure as a result of the Transaction, in the terms of item 5.4 of the reference form

5. RISK MANAGEMENT AND INTERNAL CONTROLS POLICY

5.4 – Comments on significant changes and expectations [Note to the Draft: Reference to item 5.5 of the CVM Rule No. 480]

Description of the principal changes in risk factors occurred in the prior fiscal year

Other than the risks relating to the Transaction and the risks telating to the Combined Company following completion of the Transaction, which are described below, there have been no significant changes to our risk factors in the prior fiscal year:

Risks Relating to the Transaction

The timing and completion of the Transaction is subject to a number of important conditions and other uncertainties, and the Merger Agreement may be terminated before the completion of the Transaction in accordance with its terms. As a result, there is no assurance as to whether and when the Transaction will be completed.

Closing of the Transaction is subject to certain conditions, including (i) the Avon Shareholder Approval having been obtained in accordance with applicable law, (ii) approval of the Natura Restructuring and Mergers, including the issuance of the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs constituting Common Stock Consideration and the other transactions contemplated by the Merger Agreement by the affirmative vote of the Founders, which will hold more than half of the voting shares of Natura &Co Holding and Natura Cosméticos in accordance with applicable law, (iii) the Natura Restructuring having been consummated, (iv) (1) the Natura &Co Holding ADSs to be issued in the Second Merger having been approved for listing on the NYSE, subject to official notice of issuance and (2) the Natura &Co Holding Shares to be issued in the Natura Restructuring and the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs to be issued as Merger Consideration in respect of Avon Common Shares having been approved for listing on the B3, under the Novo Mercado listing segment, (v) this Form F-4 and a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Natura &Co Holding ADSs (the “Form F-6”) each becoming effective under the Securities Act, and the a registration statement on Form 8-A in connection with the registration under the Exchange Act of the Natura &Co Holding ADSs to be issued pursuant to the Merger Agreement and the underlying Natura &Co Holding Shares (the “Form 8-A”) becoming effective under the Exchange Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A having been issued, and no proceedings for that purpose having been initiated or threatened, by the SEC, (vi) approval and review by the Administrative Council for Economic Defense (“CADE”) in Brazil and certain other jurisdictions required under the terms of the Merger Agreement having been obtained or received (or the waiting period with respect thereto having been expired or terminated) and (vii) no provision of any applicable law enjoining, prohibiting or otherwise making illegal the consummation of the Mergers, including the issuance of Natura &Co Holding Shares underlying the Natura &Co Holding ADSs as Merger Consideration, or the Natura Restructuring.

The failure to satisfy the foregoing conditions could delay completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction could cause the combined company not to realize some or all of the benefits that the parties expect the combined company to achieve if the Transaction is successfully completed within the expected timeframe. Further, there can be no assurance that the conditions to the closing of the Transaction will be satisfied or, so far as applicable, waived or that the Transaction will be completed. If these conditions are not satisfied or, if applicable, waived by July 22, 2020, the Merger Agreement may be terminated by either party and you will not receive the Merger Consideration. Likewise, the Transaction may be completed on terms that differ, perhaps substantially, from those described herein and in the Merger Agreement.

Failure to complete the Transaction could negatively impact the share price and the future business and financial results of Avon and Natura &Co.

If the Transaction is not completed for any reason, including as a result of Avon shareholders failing to adopt the Merger Agreement, the ongoing businesses of each of Natura &Co and Avon may be adversely affected and, without realizing any of the benefits of having completed the Transaction, Avon and Natura &Co would be subject to a number of risks, including the following:

•	Avon may be required, under certain circumstances, to pay Natura Cosméticos a termination fee of approximately U.S.$78.6 million;

•	Natura Cosméticos or Natura &Co Holding may be required, under certain circumstances, to pay Avon a termination fee of approximately U.S.$242 million or U.S.$133 million, depending on the circumstances, and such payment could materially and adversely affect our liquidity;

•	Natura Cosméticos and Avon may experience negative reactions from the financial markets, including negative impacts on their share prices; and

•	Natura &Co and Avon may experience negative reactions from their customers, regulators and employees.

In addition, Natura Cosméticos and Avon could be subject to litigation related to any failure to complete the Transaction or related to any enforcement proceeding commenced against Natura Cosméticos, Avon or Natura &Co Holding to perform its obligations under the Merger Agreement. If the Transaction is not completed, these risks may materialize and may adversely affect Natura Cosméticos’s or Avon’s businesses, financial condition, financial results and/or share price.

In order to complete the Transaction, Natura Cosméticos and Avon must obtain certain governmental and regulatory approvals, and if such approvals are not granted or are granted with conditions, completion of the Transaction may be jeopardized or the anticipated benefits of the Transaction could be reduced.

Consummation of the Transaction is subject to governmental and regulatory approvals, including approval and review by the Administrative Council for Economic Defense (“CADE”) in Brazil and certain other jurisdictions (or the waiting period with respect thereto shall have expired or been terminated). There is no assurance that all governmental and regulatory approvals will be obtained.

In addition, certain of the governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. Prior to their authorization of the Transaction, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Natura &Co Holding’s business after completion of the Transaction. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Transaction or imposing additional material costs on or materially limiting the revenues of Natura &Co Holding following the Transaction, or otherwise adversely affecting, including to a material extent, Natura &Co Holding’s strategic plans and its businesses and results of operations after completion of the Transaction. In addition, there can be no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction.

Furthermore, governmental authorities could seek to block or challenge the Transaction as they deem necessary or desirable in the public interest at any time, including after completion of the Transaction. In addition, in some circumstances, a competitor, customer or other third party could initiate a private action under antitrust laws challenging or seeking to enjoin a portion or all of the Transaction, before it is consummated. Natura &Co and Avon may not prevail and may incur significant costs in defending or settling any action under antitrust laws.

The expected benefits from operating as a combined enterprise with Avon may not be achieved.

The success of the Transaction will depend, in part, on the ability of Natura &Co and Avon to realize the expected benefits from integrating their respective operations. No assurance can be given that Natura &Co and Avon will be able to integrate their respective operations without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. Additionally, Natura &Co and Avon may be required to make unanticipated capital expenditures or investments in order to maintain, integrate, improve or sustain our operations. Integrating our respective operations may involve additional unanticipated costs and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax and accounting treatments and unanticipated or unknown liabilities relating to Natura &Co or Avon. All of these factors could decrease or delay the expected accretive effect of the Transaction.

Even if our respective operations are successfully integrated, we may not realize the full benefits of the Transaction, including the synergies, cost savings and growth opportunities, within the expected time frame, if at all. Natura &Co and Avon continue to evaluate the estimates of synergies to be realized from, and the fair value accounting allocations associated with, the Transaction. However, the actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from the estimates of Natura &Co and Avon.

Further, Natura &Co and Avon may not achieve the targeted operating or long-term strategic benefits of the Transaction. In addition, Natura &Co and Avon may not accelerate growth by increasing investments in digital, product innovation and brand initiatives. If Natura &Co and Avon are unable to achieve the objectives, or are not able to achieve our objectives on a timely basis, the anticipated benefits of the Transaction may not be realized fully or at all. An inability to realize the full extent of, or any of, the anticipated benefits of the Transaction could have an adverse effect on the financial condition, results of operations and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction.

Third parties may terminate or alter existing contracts or relationships with Avon or Natura &Co as a result of the announcement, pendency or completion of the Transaction.

Each of Natura &Co and Avon has contracts with customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, and these contracts may require Natura &Co or Avon, as applicable, to obtain consent from these other parties in connection with the Transaction. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Transaction, which in turn may result in Natura &Co or Avon suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to their respective businesses. Further, parties with which Natura &Co or Avon have business and operational relationships may experience uncertainty as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with Natura &Co or Avon, as applicable. Parties with whom Natura &Co or Avon otherwise may have sought to establish business relationships may seek alternative relationships with third parties.

In addition, current and prospective employees, independent beauty consultants and Sales Representatives may experience uncertainty about their roles following the Transactions and such uncertainty may have an effect on the corporate culture of Natura &Co or Avon, respectively. There can be no assurance Natura &Co or Avon will be able to attract and retain key talent, including senior leaders, to the same extent that each of Natura &Co and Avon have previously been able to attract and retain employees, independent beauty consultants and Sales Representatives. Any loss or distraction of Natura &Co’s or Avon’s customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, could have a material adverse effect on the business, financial condition, operating results and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transaction or the termination of the Merger Agreement.

Your ownership percentage in Natura &Co Holding will be less than the ownership percentage you currently hold in Avon.

Your ownership percentage in Natura& Co Holding following the Transaction will be less than your existing ownership percentage in Avon as a result of dilution attributable to the relative equity values of the companies involved in the Transaction. Based on the number of Natura Cosméticos Shares and equity awards exercisable into Natura Cosméticos Shares and the number of Avon Common Shares and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 21, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura

Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis.

The Transaction may not result in increased share liquidity for Natura &Co Holding’s shareholders, including former Avon shareholders, following the Transaction.

Natura &Co is undertaking the Transaction because it believes that the Transaction will provide Natura &Co and Avon, and their respective shareholders, with a number of advantages, including providing shareholders of Natura Cosméticos and Avon with securities that Natura &Co expects will enjoy greater market liquidity than the securities these shareholders currently hold. However, the Transaction may not accomplish these objectives. Natura &Co cannot predict whether a liquid market for the Natura &Co Holding Shares and Natura &Co Holding ADSs will be maintained. If the Transaction does not result in increased liquidity for the securities held by shareholders of Natura Cosméticos and Avon, you may experience a decrease in your ability to sell your Natura &Co Holding Shares and Natura &Co Holding ADSs compared to your ability to sell the Avon Shares you currently hold.

Natura &Co Holding will be more leveraged than either Avon or Natura &Co currently are and a material portion of its cash flow will have to be used to service its obligations.

As of June 30, 2019, Avon had U.S.$1,595.5 million of consolidated total debt. As of June 30, 2019, Natura &Co had R$7,603.7 million of consolidated total debt (U.S.$1,984.3 million). See “Unaudited Pro Forma Condensed Financial Information.” After giving effect to the financing arrangements entered into by Natura &Co to, among other things, finance the payment of amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement, and the Avon Notes and the Credit Agreement, assuming completion of the Transaction and the full disbursement of such financing commitments, Natura &Co Holding will have R$16,200 million (U.S.$4,181 million) of consolidated total debt on a pro forma basis. As a result, following the completion of the Transaction, holders of Natura &Co Holding Shares and Natura& Co Holding ADSs will hold securities in a company that is more leveraged than the company in which they currently hold their securities.

Natura &Co Holding is therefore expected to be subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Natura &Co Holding’s indebtedness could, among other things: (i) require Natura &Co Holding to use a substantial portion of its cash flow from operations to pay its obligations, thereby reducing the availability of Natura &Co Holding’s cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of its operations and other business activities; (ii) increase Natura &Co Holding’s vulnerability to general adverse economic and industry conditions; (iii) limit, along with financial and other restrictive covenants in Natura &Co Holding’s debt instruments, Natura &Co Holding’s ability to borrow additional funds or dispose of assets; and (iv) place Natura &Co Holding at a competitive disadvantage compared to its competitors that have less debt.

Natura &Co Holding, Natura &Co and Avon may also need to refinance all or a portion of their respective debt on or before maturity and may not be able to do this on commercially reasonable terms or at all.

Certain of Avon’s outstanding indebtedness requires lender waivers or consents in connection with the Transaction. If such consents are not obtained, this indebtedness could be accelerated, and we may not be able to refinance such indebtedness on favorable terms or at all following the Transaction.

The terms of certain of Avon’s indebtedness include covenants and/or events of default that will be breached or triggered (as applicable) upon a change of control of Avon, unless we obtain prior creditor consent. In the case of the Credit Agreement, maturity of such facility will automatically accelerate and, in the case of the Avon Notes, holders thereof will have the option to have their notes repurchased at a purchase price of 101% plus accrued and unpaid interest, in each case upon a change of control of Avon, unless prior consent of the holders thereof is obtained prior to completion of such change of control event. Furthermore, many of Avon’s debt instruments contain crossacceleration provisions that would be triggered upon acceleration of any of Avon’s material indebtedness. The terms of certain of Natura &Co’s indebtedness also contain cross-acceleration provisions that could be triggered by such acceleration upon or following the completion of the Transaction.

We have procured backstop financing commitments from financial institutions (in the form of a debt commitment letter to provide a senior secured bridge facility) in an amount up to U.S.$869.3 million as of the date of the Registration Statement on Form F-4, the proceeds of which, together with cash on hand, would cover the amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement, and the Avon Notes and the Credit Agreement, in the event that such debt is accelerated and the requisite consents or waivers, as applicable, from holders of such debt is not obtained. The availability of the committed backstop financing is subject to customary conditions that would need to be met prior to funding of such facility. Additionally, there can be no guarantee that such funding, or any alternate financing obtained in lieu thereof, would be on the same terms that Avon could have received prior to the Transaction.

If waivers of change of control provisions or requisite consents from holders of such indebtedness, as applicable, to the transfer of control of Avon to Natura &Co Holding as a result of the completion of the Transaction are not obtained, or if sufficient consents to the waiver of the applicable cross-acceleration provisions in such indebtedness are not obtained, or if Avon and/or Natura &Co are unable to refinance or prepay such indebtedness prior to the completion of the Transaction, a significant portion of Avon’s indebtedness could be accelerated by the holders of such debt upon completion of the Transaction. The resulting acceleration of Avon’s indebtedness could adversely affect Natura &Co Holding’s, Natura &Co’s and Avon’s financial condition.

Since Natura &Co Holding will be a holding company, it will depend on limited forms of funding to fund its operations.

As a holding company, Natura &Co Holding will have no significant assets other than the shares of its subsidiaries. Natura &Co Holding’s primary sources of funding and liquidity will be dividends from its subsidiaries, sales of the interests in its subsidiaries and direct borrowings and issuances of equity or debt securities. Natura &Co Holding’s ability to meet the obligations to its direct creditors and employees and other liquidity needs and regulatory requirements will depend on timely and adequate distributions from its subsidiaries and its ability to sell securities or obtain credit from its lenders.

Natura &Co Holding’s ability to pay operating and financing expenses and dividends will depend primarily on the receipt of sufficient funds from its principal operating subsidiaries. Statutory provisions regulate Natura &Co Holding’s operating subsidiaries’ ability to pay dividends. If Natura &Co Holding’s operating subsidiaries are unable to pay dividends to Natura &Co Holding in a timely manner and in amounts sufficient to pay for Natura &Co Holding’s operation and financing expenses or to declare and pay dividends and to meet its other obligations, Natura &Co Holding may not be able to pay dividends or it may need to seek other sources of funding.

Furthermore, Natura &Co Holding’s inability to sell its securities or obtain funds from its lenders on favorable terms, or at all, could also result in Natura &Co Holding experiencing financial difficulties, among other adverse effects. There has been no prior market for the Natura &Co Holding ADSs.

Given that Natura &Co Holding was formed as a new entity, there will be no public market for Natura &Co Holding Shares and Natura &Co Holding ADSs prior to their issuance in connection with the Transaction. An active public market in the Natura &Co Holding Shares and Natura &Co Holding ADSs may not develop or be sustained after their issuance. Natura &Co Holding’s inability to meet its liquidity needs and regulatory requirements may disrupt its operations at the holding company level.

The Merger Agreement subjects the Natura Entities and Avon to restrictions on their respective business activities prior to completion of the merger.

The Merger Agreement subjects the Natura Entities and Avon to restrictions on their respective business activities and obligates Natura Entities and Avon to generally operate the Natura Entities’ and Avon’s business, respectively, in the ordinary course in all material respects consistent with past practice prior to completion of the Transaction. These restrictions could prevent Natura &Co and Avon from pursuing attractive business opportunities that arise prior to the completion of the Transaction and are outside the ordinary course of business, or otherwise have an adverse effect on Natura &Co and Avon results of operations, cash flows and financial position.

The Merger Agreement contains provisions that restrict Natura &Co’s and Avon’s ability to pursue alternatives to the Transaction and, in specified circumstances, could require Natura Cosméticos or Natura &Co Holding, on the one hand, or Avon, on the other hand, to pay the other party a termination fee.

Each of Natura &Co and Avon are subject to restrictions on their ability to pursue alternatives to the Transaction. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of either company from considering or proposing such an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to the companies and their respective shareholders than the Transaction.

Some of the conditions to the Transaction and termination rights may be waived by Natura &Co Holding, Natura Cosméticos or Avon without resoliciting Natura Cosméticos or Avon shareholder approval of the proposals approved by them.

Some of the conditions and termination rights set forth in the Merger Agreement may be waived by Natura Cosméticos, Avon or Natura &Co Holding, subject to certain limitations. If any conditions or termination rights are waived, Avon and Natura &Co will evaluate whether amendment of the Registration Statemen on Form F-4 and resolicitation of proxies would be warranted. Subject to applicable law, if Avon and Natura &Co determine that resolicitation of Avon’s or Natura Cosméticos’s shareholders is not warranted, the parties will have the discretion to complete the Transaction without seeking further Natura Cosméticos shareholder approval or Avon shareholder approval.

Natura &Co and Avon may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Transaction.

Natura &Co’s success after completion of the Transaction will depend in part upon the ability of Natura &Co to retain key employees of Natura &Co and Avon. Competition for qualified personnel can be intense. Current and prospective employees of Natura &Co or Avon may experience uncertainty about the effect of the Transaction, which may impair Natura &Co’s and Avon’s ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the Transaction. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of Natura &Co and Avon may experience uncertainty about their future roles with the combined company.

In addition, if key employees of Natura &Co or Avon depart, the integration of the companies may be more difficult and the combined company’s business following the Transaction may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Natura &Co or Avon, and the combined company’s ability to realize the anticipated benefits of the Transaction may thus be adversely affected. Furthermore, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into the combined company. Accordingly, no assurance can be given that Natura &Co will be able to attract or retain key employees of Natura &Co and Avon to the same extent that those companies have been able to attract or retain their own employees in the past.

The Transaction may be subject to litigation, which could delay the Transaction and prevent the Transaction from being completed.

Natura &Co Holding, Natura &Co and Avon may in the future be party to legal proceedings and claims related to the Transaction. Legal challenges to the Transaction could result in an injunction, preventing or delaying the completion of the Transaction.

Following the completion of the Transaction, Natura &Co may have increased exposures.

Although Natura &Co and Avon hope that the combined operations of the business will result in substantial synergies, the integration of two large companies faces significant challenges and adds additional potential exposure to adverse effects arising from courts decisions, changes in tax laws or regulations.

In addition, the integration of business could increase the number of audits and notices of infractions following the completion of the Transaction as any tax investigations, rulings or decisions affecting any of

Natura &Co or any of its subsidiaries would also affect Avon as a subsidiary of Natura& Co Holding.

In particular, both Natura &Co and Avon conduct their respective businesses in Brazil in a similar way, therefore, following the completion of the Transaction, any such changes would have a material effect on the combined business of Natura &Co Holding as they would affect each of its subsidiaries operating in Brazil, including both Natura &Co and Avon.

Avon’s executive officers and directors have interests in the Transaction that may be different from the interests of Avon shareholders generally.

When considering the recommendation of Avon’s board of directors that Avon’s shareholders adopt the Merger Agreement, Avon shareholders should be aware that directors and executive officers of Avon have certain interests in the Transaction that may be different from or in addition to the interests of Avon shareholders generally. The material interests of Avon directors and executive officers that shareholders should be aware of are as follows: (A) certain equity awards held by directors and executive officers will be subject to accelerated vesting and payment in connection with the Transaction or, in the case of Avon equity awards that are not subject to such accelerated vesting and payment, and that are instead converted into awards in respect of Natura &Co Holding Shares in connection with the Transaction, such converted awards will be subject to accelerated vesting and payment upon a qualifying termination of employment following the Transaction, (B) certain Avon executive officers will be eligible to receive enhanced severance upon a qualifying termination of employment following the Transaction, (C) performance-based long-term cash incentive awards held by certain executive officers will be converted into time-based awards and all long-term cash incentive awards (including those performance-based long-term cash incentive awards that are converted into time-based awards) will be subject to accelerated vesting upon a qualifying termination of employment following the Transaction, (D) executive officers will be eligible to receive a pro-rata payment of their annual bonuses upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (E) certain executive officers and directors will receive payment of compensation previously deferred under Avon’s deferred compensation plans, (F) the indemnification of former Avon directors and executive officers by a subsidiary of Natura &Co Holding, (G) certain Avon executive officers will be eligible to receive an enhanced benefit under the Avon Benefit Restoration Plan upon a qualifying termination of employment following the Transaction, (H) certain executive officers will be eligible to receive repatriation benefits covering the cost of return to their home country upon qualifying terminations of employment, including in connection with a change in control transaction such as the Transaction, (I) certain sign-on bonuses awarded to an executive officer will be accelerated upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (J) the potential continued engagement and/or employment, as applicable, following the Transaction of certain Avon directors and executive officers and (K) the engagement following the Transaction of certain Avon directors as directors on the Natura &Co Holding board of directors. As of the date of this filing, there are no specific employment, equity or other agreements, arrangements or understandings between any of Avon’s directors or executive officers and Natura Cosméticos, Natura &Co Holding and their respective subsidiaries. Avon’s board of directors was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Transaction and in recommending that the Avon shareholders adopt the Merger Agreement.

The opinions of Avon’s and the independent non-Cerberus directors’ respective financial advisors, Goldman Sachs and PJT Partners, will not reflect changes in circumstances between the signing of the Merger Agreement and consummation of the Transaction.

Neither Avon nor the independent non-Cerberus directors have obtained updated opinions in respect of the consideration to be paid to Avon shareholders in connection with the Transaction from their respective financial advisors, Goldman Sachs and PJT Partners, as of the date of the Registration Statemen on Form F-4 and do not expect to receive updated opinions prior to the completion of the Transaction. Changes in the operations and prospects of Avon and Natura &Co, general market and economic conditions and other factors that may be beyond the control of Avon and Natura &Co, and on which the opinions of Goldman Sachs and PJT Partners were based, may significantly alter the value of Avon and Natura &Co or the price of Natura &Co Holding Shares and Natura &Co Holding ADSs by the time the Transaction is completed. The opinions do not speak as of the time the Transaction will be completed or as of any date other than the date that such opinions were issued. Because Goldman Sachs and PJT Partners will not be updating their opinions, which were issued in connection with the execution of the Merger Agreement on May 22, 2019, the opinions will not address the fairness of the Exchange Ratio or Transaction Exchange Ratios from a financial point of view at the time the Transaction is completed. The recommendation of the Avon board of directors that Avon shareholders vote “FOR” the Transaction Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal, however, are made as of the date of the Registration Statement on Form F-4.

Natura &Co and Avon will incur significant transaction and merger-related costs in connection with the Transaction.

Natura &Co and Avon have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transaction. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain Natura &Co and Avon executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Natura &Co and Avon regardless of whether the Transaction is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transaction and the integration of the two companies’ businesses. While both Natura &Co and Avon have assumed that a certain level of expenses would be incurred in connection with the Transaction and the other transactions contemplated by the Merger Agreement and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Transaction that Natura &Co and Avon may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits Natura &Co and Avon expect Natura &Co to achieve from the Transaction. Although Natura &Co and Avon expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The value of the Merger Consideration may be affected by fluctuations in the real/U.S. dollar exchange rate.

Volatility in the real/U.S. dollar exchange and depreciation of the Brazilian real against the U.S. dollar may result in the price of Natura &Co Holding Shares (which are denominated in Brazilian reais) and Natura &Co Holding ADSs in U.S. dollars being adversely affected, which could decrease the value of the Merger Consideration.

Risks Relating to the Combined Company Following Completion of the Transaction

The combined company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Transaction.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Natura &Co and Avon. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by Natura &Co and Avon from the Transaction. The failure of the combined company to meet the challenges involved in successfully integrating the operations of Natura &Co and Avon or otherwise to realize the anticipated benefits of the Transaction could cause an interruption of the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention, and may cause the combined company’s share price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from

•	operational matters;

•	aligning and executing the strategy of the combined company;

•	retaining existing independent beauty consultants and Sales Representatives and attracting new

•	independent beauty consultants and Sales Representatives;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating distribution and marketing efforts;

•	integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined

•	company;

•	unforeseen expenses or delays associated with the Transaction; and

•	taking actions that may be required in connection with obtaining regulatory approvals.

Many of these factors will be outside of the combined company’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if the operations of Natura &Co and Avon are integrated successfully, the combined company may not realize the full benefits of the Transaction, including the synergies, cost savings or sales or growth opportunities that Natura &Co and Avon expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, Natura &Co and Avon cannot assure you that the combination of Natura &Co and Avon will result in the realization of the full benefits anticipated from the Transaction.

Certain of the combined company’s debt instruments will require it to comply with certain covenants.

These restrictions could affect the combined company’s ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect the combined company’s ability to finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs. Additionally, the combined company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. If it breaches any of these covenants or restrictions, the combined company could be in default under one or more of its debt instruments, which, if not cured or waived, could result in acceleration of the indebtedness under such agreements and cross-defaults under its other debt instruments. Any such actions could result in the enforcement of its lenders’ rights and/or force the combined company into bankruptcy or liquidation, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The combined company’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

From time to time, the combined company expects it will pursue acquisitions in support of its strategic goals. In connection with any such acquisitions, the combined company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that Natura &Co Holding will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The combined company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the combined company’s ongoing business and distract management from other responsibilities.

The combined company’s information technology systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose the combined company to liability.

The combined company’s operations will depend to a great extent on the reliability and security of its information technology system, software and network, which are subject to damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in the combined company’s systems could have a negative effect on the quality of products and services offered and, as a result, on customer demand and therefore volume of sales.

The combined company will be exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Doing business on a worldwide basis will require the combined company to comply with the laws and regulations of various jurisdictions. In particular, the combined company’s international operations are subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010 (the “Bribery Act”), the Brazilian Law No. 12,846/13, Decree No. 8,420, dated March 18, 2015 (Brazilian Anti-corruption Regulatory Decree); Decree-Law No. 2,848, dated December 7, 1940 (Criminal Code); Federal Law No. 8,429, dated June 2, 1992 (Brazilian Law of Administrative Improbity); Law No. 8,666, dated June 21, 1993 (Brazilian Public Procurement Law); Law No. 9,504, dated September 30, 1997 (Electoral Code); (g) Law No. 9,613, dated March 3, 1998 (Anti-Money Laundering Law); and Law No. 12,813, dated May 16, 2013 (Brazilian Conflict of Interest Law) (together, the “Brazilian Anti-Corruption Act”), and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. The combined company may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic and trade sanctions restrict the combined company’s transactions or dealings with certain sanctioned countries, territories and designated persons.

sult of doing business in foreign countries, including through partners and agents, the combined company will be exposed to a risk of violating anti-corruption laws and sanctions regulations. Some of the international locations in which the combined company will operate have developing legal systems and may have higher levels of corruption than more developed nations. The combined company’s continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide and the employment of local agents in the countries in which the combined company will operate increases the risk of violations of anti-corruption laws and economic and trade sanctions. Violations of anticorruption laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on the combined company’s reputation and consequently on its ability to win future business.

Natura &Co and Avon believe that the combined company will have a strong culture of compliance and adequate systems of internal control, including procedures to minimize and detect fraud in a timely manner, and Natura &Co and Avon will seek to continuously improve the combined company’s systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of the combined company’s employees, consultants, agents or partners and, as a result, the combined company could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.

The Unaudited Pro Forma Condensed Financial Information included in the Registration Statement on Form F-4 may not be representative of our results after the Transaction.

The Unaudited Pro Forma Condensed Financial Information (as defined herein) included elsewhere in the Registration Satement on Form F-4 has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of the future operating results or financial position of Natura &Co Holding after the assumed consummation of the Transaction. The Unaudited Pro Forma Condensed Financial Information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Avon’s assets and liabilities. The purchase price allocation reflected in the Unaudited Pro Forma Condensed Financial Information included elsewhere in the

Registation Statement on Form F-4 is preliminary, and the final allocation of the purchase price will be based upon the final fair value calculations of the identifiable assets and liabilities of Avon as of the date of the completion of the Transaction.

The Unaudited Pro Forma Condensed Financial Information does not reflect future events that may occur, including the costs related to a potential integration and any future nonrecurring charges resulting from the Transaction, and does not consider potential impacts of current market conditions on revenues or expenses efficiencies. The Unaudited Pro Forma Condensed Financial Information is based in part on certain assumptions that we believe are reasonable under the circumstances and for the specific purposes noted above. Our assumptions may not prove to be accurate over time.

The financial analyses and projections considered by Avon and Natura &Co may not be realized.

The financial analyses and projections considered by Avon and Natura &Co reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Avon’s and Natura &Co’s businesses, including the factors described or referenced under the section of the Registration Statement on Form F-4 entitled “Cautionary Statement Concerning Forward-Looking Statements” and/or listed under the section of the Registration Statement on Form F-4 entitled “Risk Factors,” all of which are difficult to predict and many of which are beyond Avon’s and Natura &Co ’s control. There can be no assurance that the financial analyses and projections considered by Avon and Natura &Co will be realized or that actual results will not materially vary from such financial analyses and projections. In addition, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The combined company is exposed to foreign currency exchange risk.

The combined company will transact business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. Natura &Co Holding will prepare and present its consolidated financial statements in its functional currency, which is the Brazilian real, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of the combined company’s foreign currency entities against the presentation currency of Natura &Co Holding will impact its results of operations and financial condition. As such, it is expected that the combined company’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on Natura &Co Holding’s business, results of operation or financial condition.

Additionally, the combined company will be exposed to numerous other risks currently faced by Natura &Co and Avon, including interest rate risk, commodity risk, and other market risks.

c. Description of its activities, under the terms of items 7.1, 7.2, 7.3 and 7.4 of the reference form

7. ISSUER’S activities

7.1 -Core business of the issuer and subsidiaries

General

We are a global manufacturer and marketer of beauty and related products. We commenced operations in 1886 and were incorporated in the State of New York on January 27, 1916. We conduct our business in the highly competitive beauty industry and compete against other consumer packaged goods ("CPG") and direct-selling companies to create, manufacture and market beauty and non-beauty-related products. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Our business is conducted primarily in one channel, direct selling. Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific.

As of the date hereof, Avon’s headquarters and principal executive offices are located at Building 6, Chiswick Park, London W4 5HR, United Kingdom, telephone: + 44-1604-232425. Avon’s website address is: avonworldwide.com/.

In December 2015, we entered into definitive agreements with affiliates of Cerberus Capital Management L.P. ("Cerberus"), which included a $435 investment in Avon by an affiliate of Cerberus through the purchase of our convertible preferred stock and the separation of the North America business (including approximately $100 of cash, subject to certain adjustments) from Avon into New Avon LLC ("New Avon"), a privately-held company that is majority-owned and managed by an affiliate of Cerberus. These transactions closed in March 2016 and Avon retained approximately 20% ownership in New Avon. Our North America business had consisted of the Company's operations in the U.S., Canada and Puerto Rico; this business was previously its own reportable segment, and has been presented as discontinued operations for all periods presented.

Transformation Plan and Open Up Avon

In January 2016, we announced a transformation plan (the "Transformation Plan") which was completed in 2018. In September 2018, we initiated a new strategy to return Avon to growth ("Open Up Avon").

7.2 -Business segment information

Product Categories

Both of our product categories individually account for 10% or more of consolidated net sales in 2018 . The following is the percentage of net sales by product category for the years ended December 31:

	2018	2017	2016
Beauty	74%	75%	74%
Fashion & Home	26%	25%	26%

2018 was also impacted by the Brazil IPI tax release, which is excluded from net sales in our calculation above.

Promotion and Marketing

Sales promotion and sales development activities are directed at assisting Representatives, through sales aids such as brochures, product samples and demonstration products. In order to support the efforts of Representatives to reach new customers, specially designed sales aids, digital content and tools, promotional pieces, customer flyers and various forms of advertising may be used. In addition, we seek to motivate the Representatives through the use of special incentive programs that reward superior sales performance. Periodic sales meetings with Representatives are conducted by the district sales or zone managers. We believe that the training meetings are an integral part of enabling the Representatives to provide customers with the advice and tools to better service her customer base as well as teach sales techniques and provide recognition for sales performance.

We use a number of merchandising techniques, including promotional pricing for new products, combination offers, trial sizes and samples, and the promotion of products packaged as gift items. In most markets, for each sales campaign, we publish a distinctive brochure (whether paper or online), in which we introduce new products and special promotions on selected items, or give particular prominence to a particular category. Key priorities for our merchandising include the delivering of product bundles and regimens that help improve average order size and the continued use of analytical tools to enable a deeper, fact-based understanding of the role and impact of pricing within our product portfolio.

International Operations

During 2018, our international operations, outside of the U.S., were conducted primarily through subsidiaries in 56 countries and territories. Outside of the U.S., our products were also distributed in 20 other countries and territories. In March 2016, we separated from our North America business, which had consisted of the Company's operations in the U.S., Canada and Puerto Rico; this business has been presented as discontinued operations for all periods presented. As a result, all of our consolidated revenue is derived from operations of subsidiaries outside of the U.S. During 2018, approximately 39% of our consolidated revenue was derived from South Latin America, approximately 38% was derived from Europe, Middle East & Africa, approximately 15% was derived from North Latin America and approximately 8% was derived from Asia Pacific. Further, approximately 23% of our consolidated revenue during 2018 was derived from Brazil, which is our largest market and is included within the South Latin America reportable segment.

Our international operations are subject to risks inherent in conducting business abroad, including, but not limited to, the risk of adverse foreign currency fluctuations, foreign currency remittance restrictions, the ability to procure products and unfavorable social, economic and political conditions.

See the sections "Risk Factors - Our ability to conduct business in our international markets may be affected by political, legal, tax and regulatory risks." and "Risk Factors - We are subject to financial risks as a result of our international operations, including exposure to foreign currency fluctuations and the impact of foreign currency restrictions."

Trademarks and Patents

Our business is not materially dependent on the existence of third-party patent, trademark or other third-party intellectual property rights, and we are not a party to any ongoing material licenses, franchises or concessions. We do seek to protect our key proprietary technologies by aggressively pursuing comprehensive patent coverage in major markets. We protect our Avon name and other major proprietary trademarks through registration of these trademarks in the relevant markets, monitoring the markets for infringement of such trademarks by others, and by taking appropriate steps to stop any infringing activities.

Research and Product Development Activities

New products are essential to growth in the highly competitive cosmetics industry. Our research and development ("R&D") department’s efforts are important to developing new products, including formulating effective beauty treatments relevant to women’s needs, and redesigning or reformulating existing products. As part of our Open Up Avon strategy and to improve our brand competitiveness, we have increasingly partnered with third party product development companies to help accelerate our development time and sustained our focus on new technology and product innovation to deliver first-to-market products that provide visible consumer benefits.

Our global R&D facility is located in Suffern, NY. A team of researchers and technicians apply the disciplines of science to the practical aspects of bringing products to market around the world. Relationships with dermatologists and other specialists enhance our ability to deliver new formulas and ingredients to market. Additionally, we have R&D facilities located in Argentina, Brazil, China, Mexico, the Philippines, Poland, South Africa and the UK.

In 2018, our most significant product launches included: Eve Discovery Collection, Full Speed Nitro, Avon Life Color for Him and Her by Kenzo Takada, Anew Platinum and Anew Ultimate Instantly Smoothing Eye Gel, Clearskin O2 Fresh Micellar Cleansing Water, Avon Care Coconut Oil Collection, Encanto Energy Collection, Mark. Big & Extreme Mascara, Avon True Velvet Luminosity Lipstick and Avon True Flawless Finishing Pearls.

The amounts incurred on research activities relating to the development of new products and the improvement of existing products were $48.0 in 2018, $52.9 in 2017 and $52.1 in 2016. This research included the activities of product research and development and package design and development. Most of these activities were related to the design and development of Beauty products.

2018 Compared to 2017

Revenue

During 2018, revenue declined 3% compared to the prior-year period. Excluding the Brazil IPI release, Adjusted revenue was down 5%, primarily due to the unfavorable impact of foreign exchange. Constant $ Adjusted revenue increased 1%. Revenue and Constant $ Adjusted revenue included a benefit of approximately 4% due to the impact of adopting the new revenue recognition standard. The 4% benefit was driven primarily by the reclassification of fees paid by Representatives for brochures, late payments and payment processing, and income from appointment kits, from SG&A. The impact of timing of revenue recognition for sales incentives was negligible.

Revenue and constant $ Adjusted revenue was impacted by declines primarily in Brazil, which continued to be negatively impacted by competitive pressures against a backdrop of a challenging macroeconomic environment and lower consumption in the market, as well as lower appointments due to the application of strict credit requirements for the acceptance of new Representatives. To a lesser extent, Constant $ Adjusted revenue was also impacted by declines in the UK, South Africa and Russia, as well as lower revenue from the closure of Australia and New Zealand during 2018. These declines were partially offset by improved revenue growth management including inflationary pricing in Argentina. Revenue and Constant $ Adjusted revenue were impacted by a decrease in Active Representatives of 5%, which was primarily driven by Brazil, and to a lesser extent, Russia. Average order in Constant $ increased 2%, including a benefit of approximately 4% due to the impact of adopting the new revenue recognition standard. Units sold decreased 6%, driven by a decline in Brazil.

Ending Representatives declined 8%, primarily driven by declines in Russia and Brazil.

On a category basis, our net sales from reportable segments and associated growth rates were as follows:

	Years ended December 31		% Change
	2018	2017	US$	Constant $
Beauty:
Skincare	$1,474.7	$1,606.4	(8)%	(3)%
Fragrance	1,428.1	1,547.2	(8)	(1)
Color	845.3	968.0	(13)	(7)
Total Beauty	3,748.1	4,121.6	(9)	(3)
Fashion & Home:
Fashion	750.8	812.5	(8)	(4)
Home	561.3	587.2	(4)	5
Total Fashion & Home	1,312.1	1,399.7	(6)	-
Brazil IPI tax release	168.4	-
Net sales from reportable segments	5,228.6	5,521.3	(5)	(2)
Net sales from Other operating segments and business activities	19.1	43.8	(56)	(57)
Net sales	$5,247.7	$5,565.1	(6)	(3)

See “Segment Review: 2018 Compared to 2017” in this [●] for additional information related to changes in revenue by segment.

Segment Review: 2018 Compared to 2017

We determine segment profit by deducting the related costs and expenses from segment revenue. In order to ensure comparability between periods, segment profit includes an allocation of global marketing expenses based on actual revenues. Segment profit excludes global expenses other than the allocation of marketing, CTI restructuring initiatives, certain significant asset impairment charges, and other items, which are not allocated to a particular segment, if applicable. This is consistent with the manner in which we assess our performance and allocate resources.

Summarized financial information concerning our reportable segments was as follows:

Years ended December 31	2018		2017		2016
	Total revenue	Segment profit	Total revenue	Segment profit	Total revenue	Segment profit
Europe, Middle East & Africa	$2,093.8	$267.5	$2,126.5	$329.6	$2,138.2	$322.8
South Latin America	2,146.9	314.6	2,222.4	195.7	2,145.9	201.1
North Latin America	809.3	70.4	811.8	83.4	829.9	116.1
Asia Pacific	470.8	42.0	471.9	50.8	494.0	62.5
Total from reportable segments	$5,520.8	$694.5	$5,632.6	$659.5	$5,608.0	$702.5

Below is an analysis of the key factors affecting revenue and segment profit by reportable segment for each of the years in the three-year period ended December 31, 2018. Foreign currency impact is determined as the difference between actual growth rates and Constant $ growth rates.

Europe, Middle East & Africa - 2018 Compared to 2017

			%/Point Change
	2018	2017	US$	Constant $
Total revenue	$2,093.8	$2,126.5	(2)%	(1)%
Segment profit	267.5	329.6	(19)%	(18)%

Segment margin	12.8%	15.5%	(270)	(280)

Change in Active Representatives				(4)%
Change in units sold				(5)%
Change in Ending Representatives				(10)%

Amounts in the table above may not necessarily sum due to rounding.

Total revenue decreased 2% compared to the prior-year period, unfavorably impacted by foreign exchange. On a Constant $ basis, revenue decreased 1%. Revenue and Constant $ revenue included a benefit of approximately 3% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue were negatively impacted primarily by a decrease in Active Representatives, partially offset by higher average order. The decrease in Ending Representatives was driven primarily by declines in Russia.

In Russia, revenue decreased 6%, unfavorably impacted by foreign exchange. On a Constant $ basis, Russia’s revenue increased 1%. Russia’s revenue and Constant $ revenue included a benefit of approximately 4% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue in Russia were negatively impacted by a decrease in Active Representatives, partially offset by higher average order. Revenue and Constant $ revenue in Russia was also negatively impacted by lower consumption in the market.

In the UK, revenue decreased 6%, despite the favorable impact of foreign exchange. On a Constant $ basis, the UK’s revenue decreased 9%. The UK’s revenue and Constant $ revenue included a benefit of approximately 4% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue in the UK were negatively impacted by a decrease in Active Representatives, driven by underlying field issues and temporary service issues in the fourth quarter of 2018, partially offset by higher average order.

In South Africa, revenue decreased 4%, despite the favorable impact of foreign exchange. On a Constant $ basis, South Africa’s revenue decreased 5%. South Africa’s revenue and Constant $ revenue included a benefit of approximately 2% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue in South Africa were negatively impacted by a decrease in Active Representatives, resulting from the challenging macroeconomic environment and the application of strict credit requirements for the acceptance of new Representatives as compared to the requirements in the prior year.

Segment margin decreased 270 basis points, or 280 basis points on a Constant $ basis, including a decline of approximately 30 basis points due to the impact of the new revenue recognition standard. The decrease in reported and Constant $ segment margin was primarily as a result of:

•	a decline of 70 basis points from higher advertising expense, primarily due to increased investments in the UK, South Africa and Russia;

•	a decline of 50 basis points from higher rep and sales leader investments primarily in Russia and Poland and Turkey;

•	a decline of 50 basis points due to higher fixed expenses, primarily due to the impact of the Constant $ Adjusted revenue decline causing deleverage of our fixed expenses;

•	a decline of 40 basis points from higher transportation costs, driven by further increases in delivery rates in Russia and increased flexibility in order processing in the UK;

•	a decline of 40 basis points from higher variable distribution cost primarily relating to increased flexibility in order processing in the UK; and

•	a benefit of 40 basis points due to lower net bad debt expense, driven by Russia, South Africa and the UK. Bad debt expense in Russia in the prior-period was negatively impacted by a payment facilitation agency that had not remitted to us the funds it received from certain Representatives. The year-over-year bad debt expense comparison in South Africa and the UK benefited from improved credit control and enhancement of collections processes.

South Latin America - 2018 Compared to 2017

			%/Point Change
	2018	2017	US$	Constant $
Total revenue	$2,146.9	$2,222.4	(3)%	13%
Brazil IPI tax release	(168.4)	-
Adjusted revenue	1,978.5	2,222.4	(11)%	3%

Segment profit	314.6	195.7	61%	101%
Brazil IPI tax release	(168.4)
Adjusted segment profit	146.2	195.7	(25)%	(10)%

Segment margin	14.7%	8.8%	590	690
Brazil IPI tax release	7.3	-
Adjusted segment margin	7.4%	8.8%	(140)	(110)

Change in Active Representatives				(6)%
Change in units sold				(8)%
Change in Ending Representatives				(9)%

Amounts in the table above may not necessarily sum due to rounding.

Total revenue decreased 3% compared to the prior-year period. Excluding the Brazil IPI release, Adjusted revenue for the region was down 11%, unfavorably impacted by foreign exchange, which was primarily driven by the strengthening of the U.S. dollar relative to the Argentinian peso and the Brazilian real. On a Constant $ basis, Adjusted revenue increased 3%. Revenue and Constant $ Adjusted revenue included a benefit of approximately 6% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ Adjusted revenue were negatively impacted by a decrease in Active Representatives primarily driven by a decline in Brazil, partially offset by higher average order driven by Argentina. The decrease in Ending Representatives was driven primarily by declines in Brazil.

Revenue in Brazil remained relatively unchanged. Excluding the Brazil IPI release, Adjusted revenue in Brazil decreased 13%, unfavorably impacted by foreign exchange. Brazil’s Constant $ Adjusted revenue decreased 1%. Brazil’s revenue and Constant $ Adjusted revenue included a benefit of approximately 9%

due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ Adjusted revenue in Brazil were negatively impacted primarily by a decrease in Active Representatives, and to a lesser extent, lower average order. Revenue and Constant $ Adjusted revenue in Brazil, as well as Active Representatives and Ending Representatives were negatively impacted by competitive pressures against a backdrop of a challenging macroeconomic environment and lower consumption in the market, as well as lower appointments, partly due to the application of strict credit requirements for the acceptance of new Representatives. In addition, revenue and Constant $ Adjusted revenue in Brazil, as well as Active Representatives and Ending Representatives, were also impacted by a national transportation strike which affected sales and distribution in the second quarter of 2018. On an Adjusted Constant $ basis, Brazil’s sales from Beauty products and Fashion & Home products declined 8% and 4%, respectively, including a 2% benefit in both categories due to the impact of the new revenue recognition standard. The decline in Constant $ Beauty sales in Brazil was mainly in Color.

Revenue in Argentina declined 25%, unfavorably impacted by foreign exchange. On a Constant $ basis, Argentina’s revenue grew 22%. Argentina’s revenue and Constant $ revenue included a benefit of approximately 1% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue in Argentina benefited from higher average order, which was impacted by improved revenue growth management including inflationary pricing.

Segment margin increased 590 basis points, including 730 basis points from the Brazil IPI tax release. On a Constant $ basis, segment margin increased 690 basis points, including 800 basis points from the Brazil IPI tax release. The reported segment margin increase and the Constant $ Adjusted segment margin decrease of 110 basis points both included a decline of approximately 20 basis points due to the impact of adopting the new revenue recognition standard. The remaining decrease in reported and in Constant $ Adjusted segment margin was primarily as a result of:

•	a decline of 110 basis points due to higher Representative, sales leader and field expense, primarily in Brazil due to investments aimed at recovering activity levels that were disrupted by the national transportation strike in the second quarter of 2018, as well as increased focus on Representatives training in the second half of 2018;

•	a decline of 90 basis points due to higher net brochure cost, primarily due to an increase in brochure volumes in Brazil;

•	a decline of 60 basis points due to higher transportation costs in Brazil, primarily driven by inefficiencies caused by the national transportation strike and an increase in fuel prices;

•	a decline of 50 basis points due to higher fixed expenses, primarily due to the impact of the Constant $ Adjusted revenue decline causing deleverage of our fixed expenses;

•	a benefit of 110 basis points from lower net bad debt expense, primarily in Brazil due to improved credit control and collections processes; and

•	a benefit of 80 basis points due to higher gross margin of 200 basis points from the favorable net impact of mix and pricing, driven by inflationary pricing in Argentina and revenue management initiatives in Brazil. These items were partially offset by 150 basis points due to higher supply chain costs driven by higher material costs.

Brazil IPI tax discussion

In May 2015, an Executive Decree on certain cosmetics went into effect in Brazil which increased the amount of IPI taxes that are to be remitted by Avon Brazil to the taxing authority on the sales of cosmetic products subject to IPI. As of September 30, 2018, due in part, to judicial decisions across the industry and other developments, we concluded, supported by the opinion of legal counsel, that the Executive Decree is unconstitutional. We therefore assessed the IPI tax under ASC 450, Contingencies and determined that the risk of loss during ongoing judicial reviews is reasonably possible but not probable, and accordingly, we released our liability accrued as of September 30, 2018 of $195. We considered the release of the liability as a non-GAAP adjustment, and therefore, we adjusted for the IPI tax of $168 (which was recorded in net sales in our Consolidated Income Statements) and the associated interest of $27 (which was recorded in other (income) expense, net in our Consolidated Income Statements) in our Adjusted non-GAAP results during the period ended December 31, 2018. The accrual for the Brazil IPI tax negatively impacted total revenue for the nine month period ended September 30, 2018 for Brazil, South Latin America, and total Avon by approximately 4-5%, approximately 2-3% and approximately 1%, respectively.

Argentina discussion

During the quarter ended June 30, 2018, based on published official exchange rates which indicate that Argentina’s three-year cumulative inflation rate has exceeded 100%, we concluded that Argentina had become a highly inflationary economy. From July 1, 2018, we have applied highly inflationary accounting for our Argentinian subsidiary. As such, the functional currency for Argentina has changed to the U.S. dollar, which is the consolidated group’s reporting currency. When an entity operates in a highly inflationary economy, exchange gains and losses associated with monetary assets and liabilities resulting from changes in the exchange rate are recorded in income. Nonmonetary assets and liabilities, which include inventories, property, plant and equipment and contract liabilities, are carried forward at their historical dollar cost, which was calculated using the exchange rate at June 30, 2018.

As a result of the devaluation of the Argentinian peso of approximately 25% from June 30, 2018 to December 31, 2018, operating profit was negatively impacted by approximately $8, largely in cost of sales in our Consolidated Income Statements, primarily due to inventory being accounted for at its historical dollar cost. During the six months ended December 31, 2018, we also recorded a benefit of approximately $6 in other expense, net primarily associated with the net monetary liability position of Argentina, and an approximate $2 positive impact on income taxes[, both in our Consolidated Income Statements.]

Our Argentinian operations contributed approximately $272, or approximately 5% of revenues, or approximately 7% of Constant $ Adjusted revenue during the year ended December 31, 2018. As of December 31, 2018, the net Argentine peso-denominated monetary liability position of Argentina was $33 and the net Argentine peso-denominated non-monetary asset position was $50, primarily consisting of inventory balances of $32.

North Latin America - 2018 Compared to 2017

			%/Point Change
	2018	2017	US$	Constant $
Total revenue	$809.3	$811.8	-%	2%
Segment profit	70.4	83.4	(16)%	(15)%

Segment margin	8.7%	10.3%	(160)	(170)

Change in Active Representatives				(4)%
Change in units sold				(3)%
Change in Ending Representatives				(7)%

Amounts in the table above may not necessarily sum due to rounding.

North Latin America consists largely of our Mexico business. Total revenue for the segment remained relatively unchanged compared to the prior-year period. On a Constant $ basis, revenue increased 2%. Revenue and Constant $ revenue included a benefit of approximately 4% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue were negatively impacted by a decrease in Active Representatives, partially offset by higher average order. The decline in Ending Representatives was primarily driven by a decline in Mexico.

Revenue in Mexico increased 2%, despite the unfavorable impact of foreign exchange. On a Constant $ basis, Mexico’s revenue increased 5%. Mexico’s revenue and Constant $ revenue included a benefit of approximately 4% due to the impact of the new revenue recognition standard. Revenue and Constant $ revenue in Mexico benefited from higher average order driven by incremental media investment in the Color and Fragrance categories in the second half of 2018, partially offset by a decrease in Active Representatives primarily due to quality issues in the Fashion & Home category in the first quarter of 2018.

Segment margin decreased 160 basis points, or 170 basis points on a Constant $ basis, including an immaterial impact of adopting the new revenue recognition standard. The decrease in reported and Constant $ segment margin was primarily as a result of:

•	a net decline of 170 basis points primarily from higher fixed expenses, primarily related to personnel cost;

•	a decline of 50 basis points due to higher transportation costs, primarily related to an increase in fuel prices in Mexico;

•	a decline of 40 basis points from higher advertising expense, primarily in Mexico due to incremental media investment in the Color and Fragrance categories to support new product launches in the second half of 2018;

•	a benefit of 50 basis points due to lower net brochure costs; and

•	a benefit of 30 basis points due to higher gross margin primarily due to 70 basis points from the favorable net impact of mix and pricing and 30 basis points from the favorable impact of foreign currency net gains, partially offset by 70 basis points from higher supply chain costs driven by higher material costs.

Asia Pacific - 2018 Compared to 2017

			%/Point Change
	2018	2017	US$	Constant $
	$470.8	$471.9	-%	2%
Segment profit	42.0	50.8	(17)%	(12)%

Segment margin	8.9%	10.8%	(190)	(140)

Change in Active Representatives				(2)%
Change in units sold				1%
Change in Ending Representatives				(3)%

Amounts in the table above may not necessarily sum due to rounding.

Effective from the first quarter of 2018, given that we have exited Australia and New Zealand during 2018, the results of Australia and New Zealand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in the Asia Pacific segment.

Total revenue has remained relatively unchanged compared to the prior-year period, unfavorably impacted by foreign exchange. On a Constant $ basis, revenue increased 2%. Revenue and Constant $ revenue included a benefit of approximately 1% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue benefited from higher average order, partially offset by a decrease in Active Representatives, most significantly in Malaysia. The decline in Ending Representatives was driven by a declines in the Philippines and Malaysia.

Revenue in the Philippines decreased 1%, negatively impacted by the unfavorable impact of foreign exchange. On a Constant $ basis, revenue in the Philippines increased 4%. Revenue and Constant $ revenue in the Philippines included a benefit of approximately 2% due to the impact of adopting the new revenue recognition standard. Revenue and Constant $ revenue in the Philippines benefited from an increase in Active Representatives and higher average order, driven by the market’s initiative to grow the Skincare category, mainly in the second half of 2018.

Segment margin decreased 190 basis points, or 140 basis points on a Constant $ basis, including a decline of approximately 30 basis points due to the impact of adopting the new revenue recognition standard. The decrease in reported and Constant $ segment margin was primarily as a result of:

•	a decline of 120 basis points due to higher gross margin primarily caused by 80 basis points from higher supply chain costs due to higher logistics cost in the Philippines, and 20 basis points from the unfavorable impact of foreign current transaction losses;

•	a decline of 30 basis points due to higher advertising expense, primarily in China, related to celebrity and digital advertising to support growth; and

•	a benefit of 40 basis points due to lower fixed expenses primarily due to the impact of the Constant $ revenue growth with respect to out fixed expenses.

Three Months Ended June 30, 2019

Revenue

During the three months ended June 30, 2019, revenue decreased 13% compared to the prior-year period, unfavorably impacted by foreign exchange. Constant $ revenue decreased 5%.

While Revenue and Constant $ revenue have declined, we see this as a consequence of our intent to improve productivity by increasing Average Representative Sales, primarily through price/mix expansion.

Revenue and Constant $ revenue were impacted by a decrease in Active Representatives of 10%, across multiple markets, primarily Brazil, Mexico and Russia. Average Representative Sales decreased 3% unfavorably impacted by foreign exchange and Constant $ Average Representative Sales increased 5%. Average Representative Sales was also favorable impact of certain indirect tax items recognized in Brazil, in the second quarter of 2019, as well as a positive impact from the Brazil IPI tax compared to the prior-year period. For additional details on the IPI tax on cosmetics increase in Brazil, see Note 11, Contingencies, to the Consolidated Financial Statements included herein. Units sold decreased 14%, driven by declines in Brazil and Russia.

On a category basis, our product sales from reportable segments and associated growth rates were as follows:

	Three Months Ended June 30,		% Change
	2019	2018	US$	Constant $
Beauty:
Skincare	$345.9	$372.4	(7)%	—%
Fragrance	303.1	347.8	(13)	(3)
Color	180.8	212.4	(15)	(7)
Total Beauty	829.8	932.6	(11)	(2)
Fashion & Home:	—
Fashion	156.2	185.9	(16)	(11)
Home	122.8	144.3	(15)	(8)
Total Fashion & Home	279.0	330.2	(16)	(10)
Product sales from reportable segments	$1,108.8	$1,262.8	(12)	(5)
Product sales from Other operating segments and business activities	—	6.0	(100)	(100)
Product sales	$1,108.8	$1,268.8	(13)	(6)

See “Segment Review: Three and Six Months Ended June 30, 2019” in this [●] for additional information related to changes in revenue by segment.

Six Months Ended June 30, 2019

Revenue

During the six months ended June 30, 2019, revenue decreased 14% compared to the prior-year period, unfavorably impacted by foreign exchange. Constant $ revenue decreased 5%.

Revenue and Constant $ revenue decline was primarily driven by Europe Middle East & Africa markets, in particular Russia. Russia continued to be impacted by lower market consumption, as well as weaker sales leader engagement. The latter has been actively addressed in the second quarter of 2019 through a heavy focus on recruitment which resulted in a slow-down of the decline in Revenue and Active Representatives in comparison to the first quarter of 2019.

Revenue and Constant $ revenue were impacted by a decrease in Active Representatives of 10%, partially offset by higher Average Representative Sales. Average Representative Sales decreased 5% on a reported basis, unfavorably impacted by foreign currency, and increased 5% on a Constant $ basis. While Revenue and Constant $ revenue have declined, we see this as a consequence of our intent to improve productivity by increasing Average Representative Sales, primarily through price/mix expansion. Average Representative Sales was also favorably impacted by certain indirect tax items recognized in Brazil, in the second quarter of 2019, as well as a positive impact from the Brazil IPI tax compared to the prior-year period.

Units sold decreased 13%, driven by declines in Brazil and Russia.

On a category basis, our product sales from reportable segments and associated growth rates were as follows:

	Six Months Ended June 30,		% Change
	2019	2018	US$	Constant $
Beauty:
Skincare	$695.2	$761.5	(9)%	1%
Fragrance	601.1	701.8	(14)	(3)
Color	370.0	448.1	(17)	(8)
Total Beauty	1,666.3	1,911.4	(13)	(3)
Fashion & Home:				—
Fashion	320.5	374.5	(14)	(8)
Home	238.2	273.7	(13)	(4)
Total Fashion & Home	558.7	648.2	(14)	(6)
Product sales from reportable segments	$2,225.0	$2,559.6	(13)	(4)
Product sales from Other operating segments and business activities	—	18.8	(100)	(100)
Product sales	$2,225.0	$2,578.4	(14)	(5)

See “Segment Review: Three and Six Months Ended June 30, 2019” in this [●] for additional information related to changes in revenue by segment.

Segment Review: Three and Six Months Ended June 30, 2019

We determine segment profit by deducting the related costs and expenses from segment revenue. Segment profit includes an allocation of global marketing and digital expenses based on actual revenues. Segment profit excludes global expenses other than the allocation of marketing and digital, CTI restructuring initiatives, certain significant asset impairment charges, and other expenses, which are not allocated to a particular segment, if applicable. This is consistent with the manner in which we assess our performance and allocate resources.

Europe, Middle East & Africa

	Three Months Ended June 30,				Six Months Ended June 30,
			%/Basis Point Change				%/Basis Point Change
	2019	2018	US$	Constant$	2019	2018	US$	Constant $
Total revenue	$ 425.1	$ 500.7	(15)%	(8)%	$ 883.8	$ 1,069.1	(17)%	(9)%
Segment profit	59.0	74.4	(21)%	(15)%	118.2	148.8	(21)%	(11)%
Segment margin	13.9%	14.9%	(100)	(110)	13.4%	13.9%	(50)	(40)
Change in Active Representatives				(9)%				(10)%
Change in units sold				(14)%				(15)%

Amounts in the table above may not necessarily sum due to rounding.

Three Months Ended June 30, 2019

Total revenue decreased 15% compared to the prior-year period owing to the unfavorable impact of foreign exchange which was driven by the strengthening of the U.S. dollar relative to multiple currencies, primarily the South African Rand and Turkish lira. On a Constant $ basis, revenue decreased 8%. Revenue and Constant $ revenue were negatively impacted by a decrease in Active Representatives, partially offset by an increase in Average Representative Sales. The decline in Active Representatives was across multiple markets in Europe, Middle East & Africa, primarily Russia.

In Russia, revenue decreased 15%, unfavorably impacted by foreign exchange. On a Constant $ basis, Russia’s revenue decreased 12%. Revenue and Constant $ revenue in Russia were negatively impacted primarily by a decrease in Active Representatives. Revenue and Constant $ revenue in Russia continued to be impacted by lower market consumption, as well as weaker sales leader engagement. The latter has been actively addressed through a heavy focus on recruitment which resulted in a slow-down of the decline in Revenue and Active Representatives in comparison to the prior quarter.

In the UK, revenue decreased 17%, unfavorably impacted by foreign exchange. On a Constant $ basis, the UK’s revenue decreased 12%. Revenue and Constant $ revenue in the UK were negatively impacted by lower Average Representative Sales and a decrease in Active Representatives, as a result of a continuation of underlying field issues.

Segment margin decreased 100 basis points, or 110 basis points on a Constant $ basis, as the decline of 180 basis points in gross margin was not entirely offset by the net benefit of 70 basis points from tight control over SG&A.

The gross margin decline of 180 basis points was primarily caused by the impact of lower production volumes on supply chain costs (220 basis points negative impact). The impact of price/mix more than offset the unfavorable impact of foreign currency net losses (190 basis points benefit from price/mix compared to a 160 basis points unfavorable impact from foreign exchange).

Savings in SG&A were driven by tight cost management and restructuring initiatives, as well as the re-allocation of resources from advertising into representative and sales leader investments / trainings across most markets in EMEA, with a focus on major markets. Lower fixed costs (benefit of 140 basis points) and lower advertising expense (benefit of 40 basis points) were re-allocated into representative and sales leader investments and training (unfavorable impact of 130 basis points).

Six Months Ended June 30, 2019

Total revenue decreased 17% compared to the prior-year period, owing to the unfavorable impact of foreign exchange which was driven by the strengthening of the U.S. dollar relative to multiple currencies, primarily the Russian ruble, Turkish lira and the South African rand. On a Constant $ basis, revenue decreased 9%. Revenue and Constant $ revenue were negatively impacted by a decrease in Active Representatives, partially offset by higher Average Representative Sales. The decline in Active Representatives was across multiple markets in Europe, Middle East & Africa, primarily Russia.

In Russia, revenue decreased 25%, unfavorably impacted by foreign exchange. On a Constant $ basis, Russia’s revenue decreased 16%. Revenue and Constant $ revenue in Russia were negatively impacted primarily by a decrease in Active Representatives. Revenue and Revenue and Constant $ revenue in Russia continued to be impacted by lower market consumption, as well as weaker sales leader engagement. The latter has been actively addressed in the second quarter of 2019 through a heavy focus on recruitment which resulted in a slow-down of the decline in Revenue and Active Representatives in comparison to the first quarter of 2019.

In the UK, revenue decreased 17%, unfavorably impacted by foreign exchange. On a Constant $ basis, the UK’s revenue decreased 12%. The decrease in Revenue and Constant $ revenue in the UK was entirely resulting from the decrease in Active Representatives, driven by the continuation of underlying field issues.

Segment margin decreased 50 basis points, or 40 basis points on a Constant $ basis, as the decline of 140 basis points in gross margin was not entirely offset by the net benefit of 100 basis points from tight control over SG&A.

The gross margin decline of 140 basis points was primarily caused by the impact of lower production volumes on supply chain costs (100 basis points negative impact), the impact of price/mix fully offset the unfavorable impact of foreign currency net losses (160 basis points benefit from price/mix compared to a 140 basis points unfavorable impact from foreign exchange).

Savings in SG&A were driven by tight cost management and restructuring initiatives, as well as the re-allocation of resources from advertising into representative and sales leader investments / trainings across most markets in EMEA, with a focus on major markets. Lower fixed costs (benefit of 90 basis points) and lower advertising costs (benefit of 70 basis points) were re-allocated into representative and sales leader investments and training (unfavorable impact of 60 basis points).

South Latin America

	Three Months Ended June 30,				Six Months Ended June 30,
	%/Basis Point Change				%/Basis Point Change
	2019	2018	US$	Constant $	2019	2018	US$	Constant $
Total revenue	$ 443.0	$ 516.1	(14)%	—%	$ 857.7	$ 1,013.2	(15)%	—%
Segment profit	65.2	55.2	18%	42%	89.0	82.4	8%	39%
Segment margin	14.7%	10.7%	400	450	10.4%	8.1%	220	310
Change in Active Representatives				(12)%				(9)%
Change in units sold				(17)%				(14)%

Amounts in the table above may not necessarily sum due to rounding.

Three Months Ended June 30, 2019

Total revenue decreased 14% compared to the prior-year period entirely driven by the unfavorable impact of foreign exchange, which was primarily resulting from the strengthening of the U.S. dollar relative to the Brazilian real and the Argentinian peso. On a Constant $ basis, revenue was relatively unchanged. Revenue and Constant $ revenue benefited from higher Average Representative Sales, driven by Brazil and Argentina, offset by a decrease in Active Representatives. The decline in Active Representatives was primarily driven by Brazil.

Revenue in Brazil decreased 9%, unfavorably impacted by foreign exchange, while Brazil’s Constant $ revenue was relatively unchanged. Revenue and Constant $ revenue in Brazil were negatively impacted by a decrease in Active Representatives, which continued to be impacted by competitive pressures. The decrease in Active Representatives was offset by higher Average Representative Sales, which was impacted by improved price/mix. In addition, Average Representative Sales were favorably impacted by certain indirect tax items recognized in the quarter, as well as a positive impact from the Brazil IPI tax compared to the prior-year period. For additional details on the IPI tax on cosmetics in Brazil, see Note 11, Contingencies, to the Consolidated Financial Statements included herein.

Revenue in Argentina declined 32%, unfavorably impacted by foreign exchange. On a Constant $ basis, Argentina’s revenue grew 31%. Revenue and Constant $ revenue in Argentina benefited from higher Average Representative Sales, which was impacted by improved revenue growth management including inflationary pricing and training.

Segment margin increased 400 basis points, or 450 basis points on a Constant $ basis, as SG&A benefits of 660 basis points more than offset the decline of 210 basis points in gross margin.

Gross margin declined by 210 basis points despite the impact of certain indirect tax items on revenue (favorable impact of 240 basis points). The gross margin decline was primarily caused by higher supply chain costs driven by higher material costs (unfavorable impact of 210 basis points) and the impact of price/mix not fully offsetting the unfavorable impact of foreign currency net losses (270 basis points benefit compared to a 320 basis points unfavorable impact from foreign exchange).

Savings in SG&A were driven primarily by Brazil in multiple areas such as lower advertising expense due to certain indirect tax items (benefit of 330 basis points), continuous reduction of bad debt expense due to improved credit control and collections processes (benefit of 190 basis points), lower fixed costs resulting from tight cost management and restructuring initiatives (benefit of 80 basis points) and lower transportation costs decreasing in line with the decline in Active Representatives (benefit of 40 basis points).

Six Months Ended June 30, 2019

Total revenue decreased 15% compared to the prior-year period entirely driven by the unfavorable impact of foreign exchange, which was primarily driven by the strengthening of the U.S. dollar relative to the Brazilian real and the Argentinian peso. On a Constant $ basis, revenue was relatively unchanged. Revenue and Constant $ revenue benefited from higher Average Representative Sales, driven by Brazil and Argentina, partially offset by a decrease in Active Representatives. The decline in Active Representatives was primarily driven by a decline in Brazil.

Revenue in Brazil decreased 13%, unfavorably impacted by foreign exchange, while Brazil’s Constant $ revenue decreased 1%. Revenue and Constant $ revenue in Brazil were negatively impacted by a decrease in Active Representatives, which continued to be negatively impacted by competitive pressures. The decrease in Active Representatives was offset by higher Average Representative Sales, which was impacted by improved price/mix. In addition, Average Representative Sales were favorably impacted by certain indirect tax items recognized in the quarter, as well as a positive impact from the Brazil IPI tax compared to the prior-year period. For additional details on the IPI tax on cosmetics in Brazil, see Note 11, Contingencies, to the Consolidated Financial Statements included herein.

Revenue in Argentina declined 29%, unfavorably impacted by foreign exchange. On a Constant $ basis, Argentina’s revenue grew 37%. Revenue and Constant $ revenue in Argentina benefited from higher

Average Representative Sales, which was impacted by improved revenue growth management including inflationary pricing and training.

Segment margin increased 220 basis points, or 310 basis points on a Constant $ basis, as SG&A benefits of 500 basis points more than offset the decline of 190 basis points in gross margin.

The gross margin decline of 190 basis was primarily caused by higher supply chain costs driven by higher material costs (unfavorable impact of 100 basis points) and price/mix not fully offsetting the unfavorable impact of foreign currency net losses (120 basis points benefit compared to a 200 basis points unfavorable impact).

Savings in SG&A were driven primarily by Brazil in multiple areas, such as, lower advertising expense due to certain indirect tax items and concentrated investments in selected channels (benefit of 220 basis points), a reduction of bad debt expense due to improved credit control and collections processes (benefit of 170 basis points) and lower fixed costs resulting from tight cost management and restructuring initiatives (benefit of 40 basis points).

North Latin America

	Three Months Ended June 30,				Six Months Ended June 30,
			%/Basis Point Change				%/Basis Point Change
	2019	2018	US$	Constant $	2019	2018	US$	Constant $
Total revenue	$ 193.8	$ 207.3	(7)%	(6)%	$ 386.5	$ 402.9	(4)%	(3)%
Segment profit	19.1	19.0	1%	—%	35.6	39.8	(11)%	(10)%
Segment margin	9.9%	9.2%	70	60	9.2%	9.9%	(70)	(70)
Change in Active Representatives				(10)%				(9)%
Change in units sold				(8)%				(6)%

Amounts in the table above may not necessarily sum due to rounding.

Three Months Ended June 30, 2019

North Latin America consists largely of our Mexico business. Total revenue for the segment declined 7% compared to the prior-year period also unfavorably impacted by foreign exchange. On a Constant $ basis, revenue declined 6%. Revenue and Constant $ revenue declined driven by a decrease in Active Representatives, which was partially offset by higher Average Representative Sales.

Revenue in Mexico decreased 4% compared to the prior year period, favorably impacted by foreign exchange. On a Constant $ basis, Mexico’s revenue decreased 5%. Constant $ revenue decline in Mexico was primarily due to a decrease in Active Representatives, partially offset by higher Average Representative Sales, both driven by strategic initiatives to focus on Representative productivity via Representative segmentation and training.

Segment margin increased 70 basis points on a reported basis, and 60 basis points on a Constant $ basis, driven by an increase of 150 basis points from lower SG&A expense offset by a decline of 90 basis points in gross margin.

The gross margin declined by 90 basis, primarily as a result of financial adjustments including the timing of 2019 sales incentives deferred during the period (unfavorable 170 basis points), the favorable impact of price/mix (benefit 200 basis points) more than offset by the impact of foreign currency (unfavorable 110 basis points).

SG&A cost savings were driven by lower fixed expenses resulting from tight cost management and restructuring initiatives (benefit of 130 basis points), lower representative and sales leader investments in incentives, linked to the decrease in Active Representative (benefit of 170 basis points), partially offset by higher brochure cost (unfavorable impact of 50 basis points) and higher transportation costs aimed to improve service quality (unfavorable impact of 60 basis points).

Six Months Ended June 30, 2019

North Latin America consists largely of our Mexico business. Total revenue for the segment declined 4% compared to the prior-year period also unfavorably impacted by foreign exchange. On a Constant $ basis, revenue declined 3%. Revenue and Constant $ revenue declined from a decrease in Active Representatives offset by higher Average Representative Sales.

Revenue and Constant $ Revenue in Mexico decreased 2% compared to the prior year period, with negligible impact of foreign exchange. The decline in reported and Constant $ revenue in Mexico was primarily due to decline in Active Representatives, partially offset by higher Average Representative Sales, both driven by strategic initiatives to focus on Representative productivity via Representative segmentation and training.

Segment margin decreased 70 basis points on both a reported and Constant $ basis, due to a decline of 110 basis points in gross margin partially offset by an increase of 50 basis points from SG&A savings.

The gross margin decline of 110 basis points was primarily caused by price/mix not fully offsetting the unfavorable impact of foreign currency net losses (100 basis points benefit compared to a 170 basis points unfavorable impact).

SG&A cost savings were driven by lower representative and sales leader investments in incentives linked to the decrease in Active Representative (benefit of 100 basis points) and lower fixed expenses resulting from tight cost management and restructuring initiatives (benefit of 60 basis points), partially offset by higher bad debt expense (unfavorable impact of 80 basis points) and higher transportation cost aimed to improve service quality (unfavorable impact of 30 basis points).

Asia Pacific

	Three Months Ended June 30,				Six Months Ended June 30,
			%Basis Point Change				%/Basis Point Change
	2019	2018	US$	Constant $	2019	2018	US$	Constant $
Total revenue	$ 108.4	$ 113.1	(4)%	(3)%	$ 223.7	$ 224.5	—%	2%
Segment profit	10.8	7.3	48%	41%	27.5	17.7	55%	54%
Segment margin	10.0%	6.5%	350	310	12.3%	7.9%	440	410
Change in Active Representatives				(9)%				(10)%
Change in units sold				(9)%				(5)%

Amounts in the table above may not necessarily sum due to rounding.

Three Months Ended June 30, 2019

Total revenue decreased 4% compared to the prior-year period, partially due to the unfavorable impact of foreign exchange. On a Constant $ basis, revenue decreased 3%. Revenue and Constant $ revenue declined driven by a decrease in Active Representatives, across most markets, partially offset by higher Average Representative Sales.

Revenue in the Philippines increased 2%, favorably impacted by foreign exchange. On a Constant $ basis, revenue in the Philippines increased 1%. Revenue and Constant $ revenue growth in the Philippines benefited from the impact of inventory system implementation issues in the prior-year period resulting in a lower revenue base. Revenue and Constant $ revenue in the Philippines increased as a result of higher Average Representative Sales primarily due to effective pricing partially offset by a decrease in Active Representatives as significant sales leader recruitment efforts in the prior year were not repeated.

Segment margin increased 350 basis points, or 310 basis points on a Constant $ basis, due to both gross margin increase of 170 basis points and lower SG&A expense of 140 basis points.

The gross margin benefit of 170 basis was primarily due to improved price/mix in most markets (benefit of 120 basis points) plus the benefit from higher logistics costs in the prior year in the Philippines to address service disruptions caused by the inventory system implementation (benefit of 100 basis points).

Savings in SG&A were driven by lower fixed expenses primarily resulting from an impairment of the inventory system in the Philippines recognized in the second quarter of 2018 (benefit of 220 basis points) partially offset by higher marketing investments including advertising to continue to develop our e-commerce business (unfavorable impact of 100 basis points).

Six Months Ended June 30, 2019

Asia Pacific consists largely of our Philippines business. Total revenue was relatively unchanged compared to the prior-year period, due to the unfavorable impact of foreign exchange. On a Constant $ basis, revenue increased 2%. Revenue and Constant $ Revenue benefited from higher Average Representative Sales, partially offset by a decrease in Active Representatives, across most markets.

Revenue and Constant $ Revenue in the Philippines increased 6%, with negligible impact from foreign exchange. Revenue and Constant $ Revenue in the Philippines benefited from the impact of inventory system implementation issues in the prior-year period resulting in a lower revenue base. Revenue and Constant $ Revenue in the Philippines benefited from higher Average Representative Sales, primarily due to effective pricing partially offset by a decrease in Active Representatives as significant sales leader recruitment efforts in the prior year were not repeated.

Segment margin increased 440 basis points, or 410 basis points on a Constant $ basis, due to both lower SG&A expense of 280 basis points and gross margin increase of 130 basis points.

The gross margin benefit of 130 basis was primarily due to improved price/mix in most markets (benefit of 110 basis points) plus the benefit from higher logistics costs in the prior year in the Philippines, to address service disruptions caused by the inventory system implementation (benefit of 70 basis points), partially offset by higher supply chain costs driven by higher material costs (unfavorable impact of 50 basis points).

Savings in SG&A were mainly from lower fixed expenses primarily resulting from an impairment of the inventory system in the Philippines recognized in the second quarter of 2018 and a one-off benefit following the closure of a 2014 tax audit (benefit of 220 basis points) and lower representative and sales leader investments (benefit of 60 basis points).

7.3-Information on products and services comprising each operating segment

a. Features of the production process

Manufacturing and Sourcing

We manufacture and package the majority of our Beauty products, which are formulated and designed by our staff of chemists, designers and artists. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components required for our Beauty products are purchased from a range of third-party suppliers. The remainder of our Beauty products and all of our Fashion & Home products are purchased from various third-party manufacturers.

Our products are affected by the cost and availability of materials such as glass, plastics, chemicals and fabrics. For the vast majority of items we have more than one source of supply available. We believe that we can continue to obtain sufficient raw materials and supplies to manufacture and produce our Beauty products for the foreseeable future.

Additionally, we design the brochures (whether paper or online) that are used by the Representatives to sell our products. The brochures are then produced on our behalf by a range of printing suppliers.

The loss of any one supplier would not have a material impact on our ability to source raw materials for the majority of our Beauty products or source products for the remainder of our Beauty products and all of our Fashion & Home products or paper for the brochures.

b. Features of the distribution process

Distribution

During 2018, we had sales operations in 56 countries and territories, and distributed our products in 21 other countries and territories.

Unlike most of our CPG competitors, which sell their products through third-party retail establishments (e.g., drug stores and department stores), we primarily sell our products to the ultimate consumer through the direct-selling channel. In our case, sales of our products are made to the ultimate consumer principally through direct selling by Representatives, who are independent contractors and not our employees. As of December 31, 2018, we had approximately 5 million active Representatives which represents the number of Representatives submitting an order in a sales campaign, totaled for all campaigns during the year and then divided by the number of campaigns. Representatives earn by purchasing products directly from us at a discount from a published brochure price and selling them to their customers, the ultimate consumer of our products. Representatives can start their Avon businesses for a nominal fee, or in some markets, for no fee at all. We generally have no arrangements with end users of our products beyond the Representative, except as described below. No single Representative accounts for more than 10% of our net sales globally.

A Representative contacts their customers directly, selling primarily through our brochure (whether paper or online), which highlights new products and special promotions (or incentives) for each sales campaign. In this sense, the Representative, together with the brochure, are the "store" through which our products are sold. A brochure introducing a new sales campaign is typically generated every three to four weeks. A purchase order is processed and the products are picked at a distribution center and delivered to the Representative usually through a combination of local and national delivery companies. Generally, the Representative then delivers the merchandise and collects payment from the customer for her or his own account. Historically, the Representative then delivers the merchandise and collects payment from the customer for her own account. Several of our larger countries have begun to offer direct to customer delivery of the ordered products. A Representative generally receives a refund of the price the Representative paid for a product if the Representative chooses to return it.

We employ certain web-enabled systems to increase Representative support, which allow a Representative to run her or his business more efficiently and also allow us to improve our order-processing accuracy. For example, in many countries, Representatives can utilize the Internet to manage their business electronically, including order submission, order tracking, payment and communications with us. In addition, in many markets, Representatives can further build their own business through personalized web pages provided by us, enabling them to sell a complete line of our products online. Self-

paced online training also is available in certain markets. We are actively deploying and training the Representatives on additional digital tools and sales methods to help increase her customer reach.

In some markets, particularly in Asia Pacific, we use decentralized branches, satellite stores and independent retail operations (e.g., beauty boutiques) to serve Representatives and other customers. Representatives come to a branch to place and pick up product orders for their customers. The branches also create visibility of the Avon brand and channel with consumers and help reinforce our beauty image. In certain markets, we allow our beauty centers and other retail-oriented and direct-to-consumer opportunities to reach new customers in complementary ways to direct selling. In the United Kingdom ("UK") and certain other markets, we also utilize e-commerce and market our products through consumer websites.

The recruiting or appointing and training of Representatives are the primary responsibilities of independent leaders supported by zone managers. Depending on the market and the responsibilities of the role, some of these individuals are our employees and some are independent contractors. Those who are employees are paid a salary and an incentive based primarily on the achievement of a sales objective in their district. Those who are independent contractors are rewarded primarily based on total sales achieved in their zones or downline team of recruited, trained and managed Representatives. Personal contacts, including recommendations from current Representatives (including the sales leadership program), and local market advertising constitute the primary means of obtaining new Representatives. The sales leadership program is a multi-level compensation program which gives Representatives, known as independent leaders, the opportunity to earn discounts on their own sales of our products, as well as commissions based on the net sales made by Representatives they have recruited and trained. This program generally limits the number of levels on which commissions can be earned to three. The primary responsibilities of independent leaders are the prospecting, appointing, training and development of their downline Representatives while maintaining a certain level of their own sales. As described above, the Representative is the "store" through which we primarily sell our products and, given the high rate of turnover among Representatives, which is a common characteristic of direct selling, it is critical that we recruit, retain and service Representatives on a continuing basis in order to maintain and grow our business.

From time to time, local governments and others question the legal status of Representatives or impose burdens inconsistent with their status as independent contractors, often in regard to possible coverage under social benefit laws that would require us (and, in most instances, the Representatives) to make regular contributions to government social benefit funds. Although we have generally been able to address these questions in a satisfactory manner, these questions can be raised again following regulatory changes in a jurisdiction or can be raised in other jurisdictions. If there should be a final determination adverse to us in a country, the cost for future, and possibly past, contributions could be so substantial in the context of the volume and profitability of our business in that country that we would consider discontinuing operations in that country.

c. Features of the activity markets, especially:

i. market share per segment

[MF: Natura to complete with the market share information disclosed in its own Reference Form, once the market of both companies is the same.]

The table below shows Avon’s market position in the color, skin care and fragrance segments as well as in direct selling in a number of countries.

Market Share Position in Key Markets and Categories (1)

	Brazil	Mexico	Russia	Philippines	United Kingdom	Colombia	Argentina	Turkey	Poland	South Africa
All Channels (Retail and Direct Selling
Color (2)	2	4	3	1	5	3	1	4	3	4
Skin Care (2)	3	5	4	3	>5	2	4	>5	>5	3
Fragrance (2)	4	3	1	1	>5	3	3	1	2	2

Beauty Direct Selling	2	2	1	1	1	2	2	1	1	1

(1) Per Euromonitor 2018 data

(2) Color defined as eye make-up, lip products, facial make-up, nail products, color cosmetics sets / kits; Skin care defined as body care, facial care, hand care and skin care sets / kits; Fragrance defined as premium and mass fragrances per Euromonitor data.

ii. competitive market conditions

Competitive Conditions

We face competition from various products and product lines. The beauty and beauty-related products industry is highly competitive and the number of competitors and degree of competition that we face in this industry varies widely from country to country. We compete against products sold to consumers in a number of distribution methods, including direct selling, through the Internet, and through the mass market retail and prestige retail channels.

Specifically, due to the nature of the direct-selling channel, we often compete on a country-by-country basis, with our direct-selling competitors. Unlike a typical CPG company which operates within a broad-based consumer pool, direct sellers compete for representative or entrepreneurial talent by providing a more competitive earnings opportunity or "better deal" than that offered by the competition as well as significant competition from other non-direct selling earnings opportunities for which the existing Representatives or potential Representatives could avail themselves. Providing a compelling earnings opportunity for the Representatives is as critical as developing and marketing new and innovative products. As a result, in contrast to a typical CPG company, we must first compete for a limited pool of Representatives before we reach the ultimate consumer.

Within the broader CPG industry, we principally compete against large and well-known cosmetics (color), fragrance and skincare companies that manufacture and sell broad product lines through various types of retail establishments and other channels, including through the Internet. In addition, we compete against many other companies that manufacture and sell more narrow beauty product lines sold through retail establishments and other channels, including through the Internet.

We also have many global branded and private label competitors in the accessories, apparel, housewares, and gift and decorative products industries, including retail establishments, principally department stores, mass merchandisers, gift shops and specialty retailers. Our principal competition in the fashion jewelry industry consists of a few large companies and many small companies that sell fashion jewelry through department stores, mass merchandisers, specialty retailers and e-commerce.

We believe that the personalized customer service offered by the Representatives; the Representatives’ earnings opportunity as well as the amount and type of field incentives we offer the Representatives on a market-by-market basis; the high quality, attractive designs and prices of our products; the high level of new and innovative products; our easily recognized brand name and our guarantee of product satisfaction are significant factors in helping to establish and maintain our competitive position.

d. Seasonality

Seasonal Nature of Business

Our sales and earnings are typically affected by seasonal variations, a characteristic of many companies selling beauty, gift and decorative products, apparel and fashion jewelry. For instance, our sales are generally highest during the fourth quarter due to seasonal and holiday-related patterns. However, the sales volume of holiday gift items is, by its nature, difficult to forecast, and taken as a whole, seasonality does not have a material impact on our financial results.

e. Major inputs and raw materials

For information our suppliers, see ˜Manutacturing and Sourcing” on item “a” above. Below is additional information on the major inputs and raw materials:

i. description of relations with suppliers and whether they are subject to governmental regulation or control and the respective bodies and legislation

We source goods and services from local, regional and global suppliers through competitive bidding processes for the majority of our sourcing. All selected suppliers are onboarded following a due diligence process that is triggered by a risk assessment matrix for: cyber security, data privacy, anti-corruption, quality and social responsibility. We enter into supply contracts and/or purchase orders with all of our suppliers. While it is difficult to ascertain for our entire supplier base which suppliers are subject to governmental regulation or control and the respective bodies and legislation that each supplier is subject to comply with, we require all of our suppliers to be in compliance with applicable laws and regulations. For our suppliers of beauty ingredients, components and finished goods, we ensure that the products they manufacture for us are manufactured in accordance with Good Manufacturing Practices under the various food, drug and cosmetic acts around the world. For our fashion and home suppliers, we ensure that the products they manufacture for us are manufactured and supplied in line with local legislation and industry and trade accreditations. Additionally, we have obligations under various governmental regulations to check whether ingredient suppliers have discharged certain of their obligations.

ii. dependence on a few suppliers

Out of approximately U.S.$3.3 billion in total spending in 2018, our top 20 suppliers represented $602 million of our spending. We have contracts in place with most of our large suppliers.

iii. price volatility

Several pricing mechanisms are used during the competitive bidding process in order to reduce pricing volatility of sourcing inputs. In many instances, we lock in prices for a set term during the competitive bidding process. Direct usage of commodity materials as ingredients in our products is rare.

7.4 - Customers whose purchases account for over 10% of total net revenues

a. The total revenue from the client

No single Representative accounts for more than 10% of our net sales globally.

b. The fields of business affected by the revenue from the client

Not applicable.

d. Description of the economic group, under the termos of item 15 of the reference form.

15. CONTROL AND ECONOMIC GROUP

15.1 / 15.2 – Ownership structure

The information presented in the below chart is derived from filings made by Avon's shareholders with the U.S. Securities and Exchange Commission ("SEC"), in which such shareholders disclosed the shares of Avon "beneficially owned" (as determined in accordance with SEC rules) by them.

Shareholder name	Number of common shares	% of total	Last change	Nationality	Legal Representative (name and CPF/ CNPJ)	Participates in the shareholders’ agreement	Controlling Shareholder
Stephen Feinberg, Cerberus Investor and Avatar GP, LLC(1) 875 Third Avenue, 11th Floor New York, New York 10022	87,051,524	16.42%	N/A	N/A	N/A	N/A	no
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	44,642,763	10.08%	N/A	N/A	N/A	N/A	no
Miller Value Partners, LLC, William H. Miller III Living Trust(3) One South Street, Suite 2550 Baltimore, MD 21202	35,578,463	8.03%	N/A	N/A	N/A	N/A	no
Dynamo Internacional Gestao de Recursos Ltda.(4) Av. Ataulfo de Paiva, 1235-6 Andar Rio de Janeiro, D5 22440-034, Brazil	33,955,708	7.66%	N/A	N/A	N/A	N/A	no
Opportunity Gestão de Investimentos e Recursos Ltda., Tempus International Fund SPC—Tempus Segregated Portfolio (5) Avenida Presidente Wilson, 231—28 Andar Rio De Janeiro, 20030-905, Brazil	31,253,065	7.05%	N/A	N/A	N/A	N/A	no
Renaissance Technologies LLC(6) 800 Third Avenue New York, NY 10022	24,733,778	5.58%	N/A	N/A	N/A	N/A	no
Total		54.82%

(1) In its Schedule 13D/A filed on May 29, 2019 with the SEC, each of Stephen Feinberg, Cerberus Investor and Avatar GP, LLC (“Avatar GP”) reported that each may be deemed to beneficially own 435,000 AvonPreferred Shares, which represents 100% of the Avon Preferred Shares outstanding and was convertible into 87,000,000 shares of Avon Common Shares as of May 22, 2019. Such shares are held by Cerberus Investor. Pursuant to the limited liability company agreement of Avatar GP, Cerberus Investor’s general partner, Mr. Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cerberus Investor. The percentage of class noted in the table is on an as-converted basis. Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus. As set forth in further detail in the section of the Registration Statement on Form F-4 entitled “The Transaction Documents—The Cerberus Investor Voting and Support Agreement,” pursuant to the Cerberus Investor Voting and Support Agreement, Cerberus Investor has agreed to (i) vote the Cerberus Shares in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) vote the Cerberus Shares in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement and (iii) vote against alternate acquisition proposals for Avon or any other action that would reasonably be expected to materially delay or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement. In its Form 4 filed on April 4, 2016 with the SEC, each of Mr. Feinberg, Cerberus Investor and Avatar GP reported that each may be deemed to own an additional 51,524 shares of Avon Common Shares as of March 31, 2016 as a result of accrued and unpaid dividends on such date.

(2) In its Schedule 13G/A filed on March 8, 2019 with the SEC, BlackRock, Inc. (“BlackRock”) reported the beneficial ownership of 44,642,763 Avon Common Shares on behalf of itself and the following subsidiaries: BlackRock (Netherlands) B.V.; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Limited; BlackRock Investment Management, LLC; and BlackRock Life Limited. BlackRock reported that it had sole voting power with respect to 44,357,033 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 44,642,763 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares.

(3) In its Schedule 13G filed on February 11, 2019 with the SEC, William H. Miller III Living Trust reported the beneficial ownership of 35,578,463 Avon Common Shares, sole voting power with respect to 7,166,850 Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to 7,166,850 Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares. Miller Value Partners, LLC, reported the beneficial ownership of 28,411,613 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares.

(4) In its Schedule 13G filed on September 10, 2019 with the SEC, Dynamo Internacional Gestao de Recursos Ltda. (“Dynamo Internacional”) reported the beneficial ownership of 33,955,708 Avon Common Shares, sole voting power with respect to 33,955,708 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 33,955,708 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. Dynamo Internacional serves as the investment manager of Dynamo Brasil I LLC, Dynamo Brasil III LLC, Dynamo Brasil V LLC,

Dynamo Brasil VI LLC, Dynamo Brasil VIII LLC, Dynamo Brasil IX LLC, Dynamo Brasil XIV LLC, Dynamo Brasil XV LLC, Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dynamo Master Fund, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Internacional. The controlling shareholders of Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior are Dynamo Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dybra Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - Investimento no Exterior, and the controlling shareholders of Dynamo Master Fund are Dynamo Fund and Dynamo Fund LLC.

Dynamo Internacional jointly filed its Schedule 13G with Dynamo Administração de Recursos Ltda. (“Dynamo Administração”), which reported the beneficial ownership of 12,653,532 Avon Common Shares, sole voting power with respect to 12,653,532 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 12,653,532 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. The 12,653,532 Avon Common Shares held by Dynamo Administração are not included in the table above because the Schedule 13G does not disclose (i) any shared voting or investment power with respect to the Avon Common Shares held by Dynamo Internacional and Dynamo Administração or (ii) the relationship between Dynamo Internacional and Dynamo Administração that would cause the Avon Common Shares held by Dynamo Internacional and Dynamo Administração to be deemed beneficially owned by both Dynamo Internacional and Dynamo Administração. Dynamo Administração de Recursos Ltda. serves as the investment manager of Dynamo Cougar Fundo de lnvestimento em Ações, Ascese Fundo de lnvestimento em Ações, Dybra Fundo de Investimento em Ações, DYC Fundo de lnvestimento em Ações, TNAD Fundo de lnvestimento em Ações and São Fernando IV Fundo de lnvestimento em Ações, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Administração.

(5) In its Schedule 13G filed on August 6, 2019 with the SEC, Opportunity Gestão de Investimentos e Recursos Ltda. (“OGIR”) and Tempus International Fund SPC—Tempus Segregated Portfolio (“Tempus”) reported the beneficial ownership of 31,253,065 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 31,253,065 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 31,253,065 Avon Common Shares. OGIR acts as investment manager to, and exercises investment discretion with respect to the Avon Common Shares directly owned by a number of private investment funds, including Tempus. In its Schedule 13G, OGIR stated that the filing of the Schedule 13G shall not be construed as an admission that OGIR is, for purposes of Section 13 of the Exchange Act, the beneficial owner of the Avon Common Shares reported in the Schedule 13G.

(6) In its Form 13F-HR filed on August 12, 2019 with the SEC, Renaissance Technologies LLC reported that it had sole investment discretion with respect to 24,733,788 Avon Common Shares, sole voting authority with respect to 23,526,978 Avon Common Shares, shared voting authority with respect to no Avon Common Shares, and no voting authority with respect to 1,206,800 Avon Common Shares. The holdings reported in such Form 13F-HR may or may not be deemed to be beneficially owned by the institutional investment manager filing such report.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF AVON

Security Ownership of Avon Common Shares

The tables below set forth the beneficial ownership of certain Avon shareholders. As of October 3, 2019, 443,014,254 Avon Common Shares (excluding treasury shares) were outstanding.

Security Ownership of Certain Beneficial Owners of Avon Common Shares

The following table shows information for beneficial owners of more than 5% of the Avon Common Shares outstanding, as set forth in recent filings with the SEC. Beneficial ownership is determined in accordance with SEC rules. In computing a person’s percentage ownership of Avon Common Shares, Avon Common Shares into which Avon Preferred Shares are convertible are deemed to be outstanding and beneficially owned only with respect to the person exercising voting and dispositive power over such Avon Preferred Shares, as described in more detail in footnote 1 to the following table.

Name and Address	Amount and Nature of Beneficial Ownership of Avon Common Shares	Percent of Class
Stephen Feinberg, Cerberus Investor and Avatar GP, LLC(1) 875 Third Avenue, 11th Floor New York, New York 10022	87,051,524	16.42%
BlackRock, Inc.(2) 55 East 52nd Street New York, NY 10055	44,642,763	10.08%
Miller Value Partners, LLC, William H. Miller III Living Trust(3) One South Street, Suite 2550 Baltimore, MD 21202	35,578,463	8.03%
Dynamo Internacional Gestao de Recursos Ltda.(4) Av. Ataulfo de Paiva, 1235-6 Andar Rio de Janeiro, D5 22440-034, Brazil	33,955,708	7.66%
Opportunity Gestão de Investimentos e Recursos Ltda., Tempus International Fund SPC—Tempus Segregated Portfolio (5) Avenida Presidente Wilson, 231—28 Andar Rio De Janeiro, 20030-905, Brazil	31,253,065	7.05%
Renaissance Technologies LLC(6) 800 Third Avenue New York, NY 10022	24,733,778	5.58%

(1) In its Schedule 13D/A filed on May 29, 2019 with the SEC, each of Stephen Feinberg, Cerberus Investor and Avatar GP, LLC (“Avatar GP”) reported that each may be deemed to beneficially own 435,000 AvonPreferred Shares, which represents 100% of the Avon Preferred Shares outstanding and was convertible into 87,000,000 shares of Avon Common Shares as of May 22, 2019. Such shares are held by Cerberus Investor. Pursuant to the limited liability company agreement of Avatar GP, Cerberus Investor’s general partner, Mr. Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cerberus Investor. The percentage of class noted in the table is on an as-converted basis. Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus. As set forth in further detail in the section of the Registration Statement on Form F-4 entitled “The Transaction Documents—The Cerberus Investor Voting and Support Agreement,” pursuant to the Cerberus Investor Voting and Support Agreement, Cerberus Investor has agreed to (i) vote the Cerberus Shares in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) vote the Cerberus Shares in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement and (iii) vote against alternate acquisition proposals for Avon or any other action that would reasonably be expected to materially delay or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement. In its Form 4 filed on April 4, 2016 with the SEC, each of Mr. Feinberg, Cerberus Investor and Avatar GP reported that each may be deemed to own an additional 51,524 shares of Avon Common Shares as of March 31, 2016 as a result of accrued and unpaid dividends on such date.

(2) In its Schedule 13G/A filed on March 8, 2019 with the SEC, BlackRock, Inc. (“BlackRock”) reported the beneficial ownership of 44,642,763 Avon Common Shares on behalf of itself and the following subsidiaries: BlackRock (Netherlands) B.V.; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Limited; BlackRock Investment Management, LLC; and BlackRock Life Limited. BlackRock reported that it had sole voting power with respect to 44,357,033 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 44,642,763 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares.

(3) In its Schedule 13G filed on February 11, 2019 with the SEC, William H. Miller III Living Trust reported the beneficial ownership of 35,578,463 Avon Common Shares, sole voting power with respect to 7,166,850 Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to 7,166,850 Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares. Miller Value Partners, LLC, reported the beneficial ownership of 28,411,613 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares.

(4) In its Schedule 13G filed on September 10, 2019 with the SEC, Dynamo Internacional Gestao de Recursos Ltda. (“Dynamo Internacional”) reported the beneficial ownership of 33,955,708 Avon Common Shares, sole voting power with respect to 33,955,708 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 33,955,708 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. Dynamo Internacional serves as the investment manager of Dynamo Brasil I LLC, Dynamo Brasil III LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VIII LLC, Dynamo Brasil IX LLC, Dynamo Brasil XIV LLC, Dynamo Brasil XV LLC, Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dynamo Master Fund, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Internacional. The controlling shareholders of Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior are Dynamo Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dybra Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - Investimento no Exterior, and the controlling shareholders of Dynamo Master Fund are Dynamo Fund and Dynamo Fund LLC.

Dynamo Internacional jointly filed its Schedule 13G with Dynamo Administração de Recursos Ltda. (“Dynamo Administração”), which reported the beneficial ownership of 12,653,532 Avon Common Shares, sole voting power with respect to 12,653,532 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 12,653,532 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. The 12,653,532 Avon Common Shares held by Dynamo Administração are not included in the table above because the Schedule 13G does not disclose (i) any shared voting or investment power with respect to the Avon Common Shares held by Dynamo Internacional and Dynamo Administração or (ii) the relationship between Dynamo Internacional and Dynamo Administração that would cause the Avon Common Shares held by Dynamo Internacional and Dynamo Administração to be deemed beneficially owned by both Dynamo Internacional and Dynamo

Administração. Dynamo Administração de Recursos Ltda. serves as the investment manager of Dynamo Cougar Fundo de lnvestimento em Ações, Ascese Fundo de lnvestimento em Ações, Dybra Fundo de Investimento em Ações, DYC Fundo de lnvestimento em Ações, TNAD Fundo de lnvestimento em Ações and São Fernando IV Fundo de lnvestimento em Ações, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Administração.

(5) In its Schedule 13G filed on August 6, 2019 with the SEC, Opportunity Gestão de Investimentos e Recursos Ltda. (“OGIR”) and Tempus International Fund SPC—Tempus Segregated Portfolio (“Tempus”) reported the beneficial ownership of 31,253,065 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 31,253,065 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 31,253,065 Avon Common Shares. OGIR acts as investment manager to, and exercises investment discretion with respect to the Avon Common Shares directly owned by a number of private investment funds, including Tempus. In its Schedule 13G, OGIR stated that the filing of the Schedule 13G shall not be construed as an admission that OGIR is, for purposes of Section 13 of the Exchange Act, the beneficial owner of the Avon Common Shares reported in the Schedule 13G.

(6) In its Form 13F-HR filed on August 12, 2019 with the SEC, Renaissance Technologies LLC reported that it had sole investment discretion with respect to 24,733,788 Avon Common Shares, sole voting authority with respect to 23,526,978 Avon Common Shares, shared voting authority with respect to no Avon Common Shares, and no voting authority with respect to 1,206,800 Avon Common Shares. The holdings reported in such Form 13F-HR may or may not be deemed to be beneficially owned by the institutional investment manager filing such report.

15.3– Capital distribution1

Individual shareholders	N/A
Corporate shareholders	N/A
Institutional investors	N/A
Investor total	N/A
(Common) shares in free float	N/A
Common Shares Outstanding	443,014,254
Shareholders of Record	10,891

[1]	Note to PNA: Avon has populated the table with the number of record shareholders and the total number of shares outstanding as of October 3, 2019. It is not possible to categorize sharehodlers as “individuals”, “corporations” or “institutions”. Please provide an applicable footnote to this table as was discussed with Mattos.

15.4 – Shareholders and economic group organizational chart

See Sections 15.1 and 15.2 for information regarding Avon’s shareholders.

The following list includes companies that were owned and controlled directly or indirectly by Avon Products, Inc. as of December 31, 2018. The list includes all such subsidiaries.

Entity Name	Jurisdiction of Organizaiton
Avon Cosmetics Albania Sh.p.k.	Albania
Cosmeticos Avon Sociedad Anonima Comercial E Industrial	Argentina
Avon Products Pty. Limited	Australia
Arlington Limited	Bermuda
Avon Holdings Ltd.	Bermuda
Avon International (Bermuda) Ltd.	Bermuda
Stratford Insurance Company, Ltd.	Bermuda
Compañia De Productos Para La Mujer AP Ltda.	Bolivia
Avon Cosmetics BiH d.o.o. Sarajevo	Bosnia & Herzegovina
Avon Cosméticos Ltda.	Brazil
Avon Industrial Ltda.	Brazil
Avon AIO Sdn Bhd	Brunei Darussalam
Avon Cosmetics Bulgaria EOOD	Bulgaria
AIH Holdings Company	Cayman Islands
Avon Colombia Holdings I	Cayman Islands
Avon Colombia Holdings II	Cayman Islands
Avon CV Holdings Company	Cayman Islands
Avon Egypt Holdings I	Cayman Islands
Avon Egypt Holdings II	Cayman Islands
Avon Egypt Holdings III	Cayman Islands
Avon International Capital Company	Cayman Islands
Avon International Holdings Company	Cayman Islands
Cosmeticos Avon S.A.	Chile
Avon Beauty & Cosmetics Research and Development (Shanghai) Co. Ltd.	China
Avon Healthcare Products Manufacturing (Guangzhou) Limited	China
Avon Management (Shanghai) Company Limited	China
Avon Manufacturing (Guangzhou) Ltd.	China
Avon Products (China) Co. Ltd.	China
Avon Colombia S.A.S.	Colombia
Avon Kosmetika d.o.o. Zagreb	Croatia

Avon Cosmetics, spol. s r.o.	Czech Republic
AIO Asia Holdings, Inc.	Delaware
Avon (Windsor) Limited	Delaware
Avon Aliada LLC	Delaware
Avon Capital Corporation	Delaware
Avon Component Manufacturing, Inc.	Delaware
Avon Cosmetics DE, Inc.	Delaware
Avon Holdings LLC	Delaware
Avon International Operations, Inc.	Delaware
Avon NA Holdings LLC	Delaware
Avon NA IP LLC	Delaware
Avon Pacific, Inc.	Delaware
Avon-Lomalinda, Inc.	Delaware
Manila Manufacturing Company	Delaware
Retirement Inns of America, Inc.	Delaware
Silpada Designs LLC	Delaware
Surrey Leasing, Ltd.	Delaware
Viva Panama Holdings LLC	Delaware
Productos Avon S.A.S.	Dominican Republic
Productos Avon Ecuador S.A.	Ecuador
Avon Cosmetics Egypt, S.A.E	Egypt
Productos Avon, S.A.	El Salvador
Avon Beauty Limited	England and Wales
Avon Cosmetics Limited	England and Wales
Avon European Financial Services Limited	England and Wales
Avon European Holdings Limited	England and Wales
Avon Products Holding Limited	England and Wales
Avon UK Holdings Limited	England and Wales
Silpada Designs UK Ltd	England and Wales
Avon Eesti OÜ	Estonia
Avon Cosmetics Finland Oy	Finland
Avon Cosmetics Georgia LLC	Georgia
Avon Cosmetics GmbH	Germany
Avon Cosmetics (Greece) MEPE	Greece
Avon Export Limitada	Guatemala
Productos Avon de Guatemala, S.A.	Guatemala
Productos Avon, S.A. de C.V.	Honduras
Avon Cosmetics (FEBO) Limited	Hong Kong

Avon Cosmetics Hungary Kozmetikai Cikk Kereskedelmi Kft.	Hungary
Avon Holdings Vagyonkezelo Kft	Hungary
Avon Beauty Products India Pvt. Ltd.	India
Avon Cosmetics s.r.l. a Socio Unico	Italy
LLP Avon Cosmetics (Kazakhstan) Limited	Kazakhstan
Avon Cosmetics LLC	Kyrgyzstan
Avon Cosmetics SIA	Latvia
Avon Cosmetics UAB	Lithuania
Avon Luxembourg Holdings S.À.R.L.	Luxembourg
Avon Cosmetics DOOEL - Skopje	Macedonia
Avon Cosmetics (Malaysia) Sdn Bhd	Malaysia
Maximin Corporation Sdn Bhd	Malaysia
Avon Asia Holdings Company	Mauritius
Avon Cosmetics Manufacturing, S. de R.L. de C.V.	Mexico
Avon Cosmetics, S. de R.L. de C.V.	Mexico
Avonova, S. de R.L. de C.V.	Mexico
MI Holdings, Inc.	Missouri
Avon Cosmetics (Moldova) S.R.L.	Moldova
Avon Cosmetics Montenegro d.o.o. Podgorica	Montenegro
Avon Beauty Products, SARL	Morocco
AI Netherlands Holdings Company C.V.	Netherlands
Avon International (NL) C.V.	Netherlands
Avon Netherlands Holdings B.V.	Netherlands
Avon Netherlands Holdings II B.V.	Netherlands
Viva Netherlands Holdings B.V.	Netherlands
Avon Americas, Ltd.	New York
Avon Overseas Capital Corporation	New York
California Perfume Company, Inc.	New York
Surrey Products, Inc.	New York
Avon Cosmetics Ltd.	New Zealand
Productos Avon de Nicaragua, S.A.	Nicaragua
Productos Avon, S.A.	Panama
Viva Panama S de R.L.	Panama
Productos Avon S.A.	Peru
Avon Cosmetics, Inc.	Philippines
Avon Products Mfg., Inc.	Philippines
Beautifont Products, Inc.	Philippines
Mirabella Realty Corporation	Philippines
Avon Cosmetics Polska Spółka z.o.o.	Poland

Avon EMEA Finance Service Centre Spółka z o.o.	Poland
Avon Distribution Polska Sp. z.o.o.	Poland
Avon Operations Polska Sp. z o.o.	Poland
Avon Cosmeticos, Lda.	Portugal
Avon Cosmetics (Romania) S.R.L.	Romania
Avon Beauty Products Company, LLC(ABPC) (Russia)	Russian Federation
Avon Beauty (Arabia) LLC	Saudi Arabia
Avon Cosmetics SCG d.o.o. Beograd	Serbia
Avon AIO Pte. Ltd.	Singapore
Avon Cosmetics, spol. s r.o.	Slovakia
Avon Kozmetika podjetje za kozmetiko in trgovino d.o.o., Ljubljana	Slovenia
Avon Justine (Pty) Ltd	South Africa
Avon Cosmetics S.A.	Spain
Beauty Products Holding S.L.	Spain
Beauty Products Latin America Holdings S. L.	Spain
Viva Cosmetics Holding Gmbh	Switzerland
Avon Cosmetics (Taiwan) Ltd.	Taiwan
Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Sirketi	Turkey
Avon Cosmetics Ukraine	Ukraine
Cosmeticos Avon De Uruguay S.A.	Uruguay
Avon Cosmetics de Venezuela C.A.	Venezuela

The following chart shows information for beneficial owners of more than 5% of the Avon Common Shares outstanding, as set forth in recent filings with the SEC. Beneficial ownership is determined in accordance with SEC rules. In computing a person’s percentage ownership of Avon Common Shares, Avon Common Shares into which Avon Preferred Shares are convertible are deemed to be outstanding and beneficially owned only with respect to the person exercising voting and dispositive power over such Avon Preferred Shares, as described in more detail in footnote 1 to the following chart.

(1)	In its Schedule 13D/A filed on May 29, 2019 with the SEC, each of Stephen Feinberg, Cerberus Investor and Avatar GP, LLC (“Avatar GP”) reported that each may be deemed to beneficially own 435,000 Avon Preferred Shares, which represents 100% of the Avon Preferred Shares outstanding and was convertible into 87,000,000 shares of Avon Common Shares as of May 22, 2019. Such shares are held by Cerberus Investor. Pursuant to the limited liability company agreement of Avatar GP, Cerberus Investor’s general partner, Mr. Feinberg serves as the sole managing member of Avatar GP and in such capacity exercises sole voting and sole dispositive power over all securities held by Cerberus Investor. The percentage of class noted in the table is on an as-converted basis. Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus. As set forth in further detail in the section of the Registration Statement on Form F-4 entitled “The Transaction Documents—The Cerberus Investor Voting and Support Agreement,” pursuant to the Cerberus Investor Voting and Support Agreement, Cerberus Investor has agreed to (i) vote the Cerberus Shares in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) vote the Cerberus Shares in favor of any proposal to adjourn or postpone a meeting of shareholders to a later date to solicit additional proxies in favor of the adoption of the Merger Agreement and (iii) vote against alternate acquisition proposals for Avon or any other action that would reasonably be expected to materially delay or prevent the consummation of the Mergers and the other transactions contemplated by the Merger Agreement. In its Form 4 filed on April 4, 2016 with the SEC, each of Mr. Feinberg, Cerberus Investor and Avatar GP reported that each may be deemed to own an additional 51,524 shares of Avon Common Shares as of March 31, 2016 as a result of accrued and unpaid dividends on such date.

(2)	In its Schedule 13G/A filed on March 8, 2019 with the SEC, BlackRock, Inc. (“BlackRock”) reported the beneficial ownership of 44,642,763 Avon Common Shares on behalf of itself and the following subsidiaries: BlackRock (Netherlands) B.V.; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Limited; BlackRock Investment Management, LLC; and BlackRock Life Limited. BlackRock reported that it had sole voting power with respect to 44,357,033 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 44,642,763 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares.

(3)	In its Schedule 13G filed on February 11, 2019 with the SEC, William H. Miller III Living Trust reported the beneficial ownership of 35,578,463 Avon Common Shares, sole voting power with respect to 7,166,850 Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to 7,166,850 Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares. Miller Value Partners, LLC, reported the beneficial ownership of 28,411,613 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 28,411,613 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 28,411,613 Avon Common Shares.

(4)	In its Schedule 13G filed on September 10, 2019 with the SEC, Dynamo Internacional Gestao de Recursos Ltda. (“Dynamo Internacional”) reported the beneficial ownership of 33,955,708 Avon Common Shares, sole voting power with respect to 33,955,708 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 33,955,708 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. Dynamo Internacional serves as the investment manager of Dynamo Brasil I LLC, Dynamo Brasil III LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VIII LLC, Dynamo Brasil IX LLC, Dynamo Brasil XIV LLC, Dynamo Brasil XV LLC, Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dynamo Master Fund, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Internacional. The controlling shareholders of Dynamo Global Master Fundo de lnvestimento em Ações - lnvestimento no Exterior are Dynamo Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - lnvestimento no Exterior and Dybra Global Fundo de lnvestimento em Cotas de Fundo de lnvestimento em Ações - Investimento no Exterior, and the controlling shareholders of Dynamo Master Fund are Dynamo Fund and Dynamo Fund LLC.

Dynamo Internacional jointly filed its Schedule 13G with Dynamo Administração de Recursos Ltda. (“Dynamo Administração”), which reported the beneficial ownership of 12,653,532 Avon Common Shares, sole voting power with respect to 12,653,532 Avon Common Shares, shared voting power with respect to no Avon Common Shares, sole dispositive power with respect to 12,653,532 Avon Common Shares, and shared dispositive power with respect to no Avon Common Shares. The 12,653,532 Avon Common Shares held by Dynamo Administração are not included in the table above because the Schedule 13G does not disclose (i) any shared voting or investment power with respect to the Avon Common Shares held by Dynamo Internacional and Dynamo

Administração or (ii) the relationship between Dynamo Internacional and Dynamo Administração that would cause the Avon Common Shares held by Dynamo Internacional and Dynamo Administração to be deemed beneficially owned by both Dynamo Internacional and Dynamo Administração. Dynamo Administração de Recursos Ltda. serves as the investment manager of Dynamo Cougar Fundo de lnvestimento em Ações, Ascese Fundo de lnvestimento em Ações, Dybra Fundo de Investimento em Ações, DYC Fundo de lnvestimento em Ações, TNAD Fundo de lnvestimento em Ações and São Fernando IV Fundo de lnvestimento em Ações, which directly hold the Avon Common Shares reported in the Schedule 13G filed by Dynamo Administração.

(5)	In its Schedule 13G filed on August 6, 2019 with the SEC, Opportunity Gestão de Investimentos e Recursos Ltda. (“OGIR”) and Tempus International Fund SPC—Tempus Segregated Portfolio (“Tempus”) reported the beneficial ownership of 31,253,065 Avon Common Shares, sole voting power with respect to no Avon Common Shares, shared voting power with respect to 31,253,065 Avon Common Shares, sole dispositive power with respect to no Avon Common Shares, and shared dispositive power with respect to 31,253,065 Avon Common Shares. OGIR acts as investment manager to, and exercises investment discretion with respect to the Avon Common Shares directly owned by a number of private investment funds, including Tempus. In its Schedule 13G, OGIR stated that the filing of the Schedule 13G shall not be construed as an admission that OGIR is, for purposes of Section 13 of the Exchange Act, the beneficial owner of the Avon Common Shares reported in the Schedule 13G.

(6)	In its Form 13F-HR filed on August 12, 2019 with the SEC, Renaissance Technologies LLC reported that it had sole investment discretion with respect to 24,733,788 Avon Common Shares, sole voting authority with respect to 23,526,978 Avon Common Shares, shared voting authority with respect to no Avon Common Shares, and no voting authority with respect to 1,206,800 Avon Common Shares. The holdings reported in such Form 13F-HR may or may not be deemed to be beneficially owned by the institutional investment manager filing such report.

15.5 - Shareholders’ agreement filed at the Issuer’s head office or to which the controlling shareholder is a party

Not applicable, as Avon has no controlling shareholder.

15.6 – Material changes in interest held by members of the controlling group and managers of the Issuer

Considering that Avon has no controlling shares, below is a description of changes in interest by its managers.

Security Ownership of Avon’s Directors and Executive Officers

The following table sets forth certain information, except as otherwise noted, as of October 3, 2019 regarding the beneficial ownership of Avon Common Shares by each of Avon’s directors, its named executive officers (“NEOs”), and all of its directors and executive officers as a group. Total Avon Common Shares beneficially owned by directors and NEOs individually represent less than 1% of the outstanding Avon Common Shares. Total Avon Common Shares beneficially owned by all of our directors and executive officers as a group represent 1.07% of Avon’s Common Shares.

Name	Avon Common Shares(1)	Stock Options Currently Exercisable or Exercisable within 60 Days	Total Number of Avon Common Shares Beneficially Owned	Restricted Stock Units(2)	Total
Jose Armario	18,215	0	18,215	150,245	168,460
Gustavo Arnal(3)	125,000	0	125,000	96,936	221,936
W. Don Cornwell	14,483(4)	0	14,483	210,471	224,954
Miguel Fernandez	100,000	302,640	402,640	612,437	1,015,077
Chan W. Galbato(5)	0	0	0	0	0
Nancy Killefer	0	0	0	190,894	190,894
Susan J. Kropf	169,861	0	169,861	176,494	346,355
Helen McCluskey	0	0	0	190,049	190,049
Sheri McCoy(6)	658,687	2,310,000	2,968,687	0	2,968,687
Andrew G. McMaster, Jr.	0	0	0	97,794	97,794
James A. Mitarotonda	3,119,182(7)	0	3,119,182	97,794	3,216,976
Jonathan Myers	0	201,904	201,904	265,996	467,900
Michael F. Sanford(5)	0	0	0	0	0
Lenard B. Tessler(5)	0	0	0	0	0
James E. Thompson(6)	0	0	0	0	0
James Wilson(6)	0	0	0	0	0
Jan Zijderveld	250,000	227,800	477,800	600,000	1,077,800
18 directors and executive officers as a group	3,866,976	877,112	4,744,088	2,895,022	7,639,110

(1)	Shares reflect sole voting and investment power except as otherwise noted.

(2)	The numbers in this column include unvested Service-based RSUs and Service-based RSUs that have become vested but are not yet settled, and which therefore do not afford the holder voting or investment power. Performance RSUs held by executive officers, which will vest only if certain financial goals are met, have not been included and do not afford the holder voting or investment power.

(3)	Mr. Arnal commenced employment as Executive Vice President and Chief Financial Officer of Avon on May 1, 2019.

(4)	Includes 9,563 restricted shares for which the director has sole voting but no investment power and 600 shares held in the name of a family member.

(5)	Cerberus policy prohibits its employees from personally owning stock in the companies of which they are board members.

(6)	Shares reflect amount of Avon Common Share ownership upon the date of departure from Avon and stock options currently exercisable or exercisable within 60 days are as of August 15, 2019.

(7)	Amount includes 3,009,028 shares beneficially owned by Barington Companies Equity Partners, L.P. (“Barington Companies”), 101,821 shares beneficially owned by Barington Companies Investors, LLC

(“Barington Investors”) and 8,333 shares held directly. Each of Barington Companies and Barington Investors may be deemed to have sole power to vote and dispose of the shares it beneficially owns. Mr. Mitarotonda is the sole stockholder and director of LNA Capital Corp. (“LNA”), which is the general partner of Barington Capital Group, L.P. (“Barington Capital”), which is the majority member of Barington Investors. Barington Investors is the general partner of Barington Companies. Barington Investors may be deemed to have sole power to vote and dispose of the shares owned by Barington Companies. In addition, Mr. Mitarotonda, LNA and Barington Capital each may be deemed to have sole power to vote and dispose of the shares owned by Barington Companies and Barington Investors. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

15.7 - Principal corporate events with relevant effect on the issuer

Acquisitions and Dispositions

2016 Separation of North America Business

Year	2016
a. Event	On March 1, 2016, Cleveland NA Investor LLC (an affiliate of Cerberus) contributed $170 million of cash into New Avon LLC (“New Avon”) in exchange for 80.1% of its membership interests, and we contributed (i) assets primarily related to our North America business (including approximately $100 million of cash, subject to certain adjustments), (ii) certain assumed liabilities of our North America business and (iii) the employees of our North America business into New Avon and retained 19.9% of New Avon’s membership interests. Avon and certain of its subsidiaries entered into the following agreements with New Avon in connection with the closing of the Series C Preferred Stock investment and the separation of our North America business on March 1, 2016 and the establishment of New Avon as a standalone North America operating entity.
b. Main business conditions

•

Transition Services Agreements: Avon and New Avon entered into both a Transition Services Agreement and a Reverse Transition Services Agreement pursuant to which Avon and New Avon provide each other with certain services, including related to sourcing and supply chain, treasury and financial shared services, human resources, technology, sales, legal and global packaging, for initial service periods of up to 24 months. In connection with these agreements, Avon received approximately $3.1 million from New Avon and paid New Avon approximately $0.2 million, in each case, in fiscal year 2018. These agreements have expired.

•

Intellectual Property Agreements: Avon, certain of its subsidiaries and New Avon entered into an Intellectual Property License Agreement pursuant to which the Company and certain of its subsidiaries licensed to New Avon certain intellectual property rights that Avon and certain of its subsidiaries used in the conduct of the North America business prior to the separation. Avon and New Avon also entered into a Technical Support and Innovation Agreement pursuant to which Avon provided New Avon with certain beauty product development services through December 31, 2018. In connection with these agreements, Avon received approximately $2.5 million from New Avon in fiscal year 2018. The Company expects to receive a minimum of approximately $0.5 million from New Avon in fiscal year 2019.

•

Supply Agreements: Avon, certain of its subsidiaries and New Avon entered into a Manufacturing and Supply Agreement (“MSA”) pursuant to which Avon and certain of its subsidiaries, on the one hand, and New Avon, on the other hand, manufacture and supply certain products to each other for an initial term through December 31, 2018. In connection with this agreement, Avon received approximately $25.7 million from New Avon and paid New

Avon approximately $2.8 million, in each case in fiscal year 2018. [The parties amended the original MSA to extend it to February 28, 2019 and have since entered into an MSA dated April 16, 2019 but effective as of January 1, 2019]. For fiscal year 2019, Avon expects to receive approximately $24.4 million from New Avon and to pay New Avon approximately $2.7 million.

•

Real Estate Agreements: Avon and New Avon entered into a Real Estate License Agreement pursuant to which Avon provided New Avon space at Avon’s offices in Rye, NY. In connection with this agreement, Avon received approximately $0.5 million from New Avon in fiscal year 2018. As the Real Estate License Agreement expired in 2018, Avon will receive no additional revenue under this agreement.

c. Companies involved	The companies involved in the 2016 Separation of the North America Business included: Avon, Avon NA Holdings LLC (“Avon NA Holdings”), Cleveland NA Investor LLC (“Cerberus Investor”), Cerberus Capital Management (“Cerberus”) and New Avon.
d. Effects of the transactions on the shareholding structure	As a result of the transactions, Cleveland NA Investor LLC contributed $170 million of cash into New Avon in exchange for 80.1% of New Avon’s membership interests.
e. The ownership structure before and after the transaction	Immediately prior to the completion of the transactions, Avon NA Holdings LLC held 100% of New Avon. Immediately after the completion of the transactions, Avon NA Holdings LLC held 19.9% of New Avon and Cleveland NA Investor LLC held 80.1% of New Avon.
f. mechanisms used to guarantee equal treatment among the shareholders	Not Applicable

2016 Preferred Stock Investment

Year	2016
a. Event	On March 1, 2016, we issued and sold to Cerberus Investor 435,000 shares of newly issued Series C Preferred Stock for an aggregate purchase price of $435 million pursuant to an Investment Agreement among Avon, New Avon and Cerberus Investor.
b. Main business conditions

•

Pursuant to an Investor Rights Agreement between Avon and Cerberus Investor, Avon reduced the size of the Board from twelve directors to eleven directors and granted Cerberus Investor certain minority rights relating to Board representation and other matters. Pursuant to the amendment to Avon’s Certificate of Incorporation classifying the Series C Preferred Stock and the Investor Rights Agreement, Cerberus Investor will continue to be entitled to elect: (i) three directors to the Board, so long as Cerberus Investor continues to beneficially own shares of Series C Preferred Stock and/or shares of common stock that represent, on an as-converted basis, at least 75% of Cerberus Investor’s initial shares of Series C Preferred Stock on an as-converted basis, (ii) two directors to the Board, so long as Cerberus Investor continues to beneficially own shares of Series C Preferred Stock and/or common stock that represent, on an as-converted basis, at least 50% but less than 75% of Cerberus Investor’s initial shares of Series C Preferred Stock on an as-converted basis (the “50% Ownership Requirement”) and (iii) one director to the Board, so long as Cerberus Investor continues to beneficially own shares of Series C Preferred Stock and/or common stock that represent, on an as-converted basis, at least 25% but less than 50% of Cerberus Investor’s initial shares of Series C Preferred Stock on an as-converted basis (the “25% Ownership Requirement”). Until Cerberus Investor no longer meets the 50% Ownership Requirement, Cerberus Investor has the right to select the director to be appointed as the Chairman of the Board. Until Cerberus Investor no longer meets the 25% Ownership Requirement, subject to certain exceptions and to satisfaction by such director designees of independence and other customary qualifications, Cerberus Investor has the right to have one of its director designees serve on each committee of the Board. The Investor Rights Agreement also contemplated the creation of the new Lead Independent Director of the Board, which role has certain customary rights and responsibilities identified in our By-Laws.

•

Cerberus Investor and its affiliates are subject to certain standstill restrictions, including that Cerberus Investor and its affiliates are restricted from acquiring additional securities of Avon in excess of a certain percentage, subject to certain exceptions. The standstill restrictions will terminate upon the occurrence of certain events, including upon the earlier of the date on which (i) Cerberus Investor no longer meets the 25% Ownership Requirement and (ii) the 25% Ownership Requirement remains satisfied (and the 50% Ownership Requirement is not satisfied), no Cerberus Investor designee serves on the Board and Cerberus Investor has irrevocably waived its director nomination and consent rights.

•

Pursuant to the Investor Rights Agreement, Cerberus Investor and its affiliates have (i) certain customary registration rights with respect to Series C Preferred Stock, Series D Preferred Stock, Conversion Common Stock and shares of common stock issued pursuant to the terms of the Series C Preferred Stock, Series D Preferred Stock or the Investor Rights Agreement and (ii) certain customary preemptive rights with respect to the issuance of equity securities by Avon. On October 11, 2016, Avon filed a registration statement on Form S-3ASR with the SEC registering for sale by Cerberus Investor 435,000 shares of Series C Preferred Stock, 142,800 shares of Series D Preferred Stock and 113,311,940 shares (plus an additional unspecified number) of common stock. As of the date of this filing, Cerberus Investor had not made any sales in reliance on such Form S-3ASR. In accordance with Avon’s policies, due to potential conflicts of interest, the Series C Designees recused themselves from Board and committee votes concerning this Form S-3ASR.

c. Companies involved	The companies involved in the 2016 Preferred Stock Investment included: Avon, Cerberus Investor and Cerberus.
d. Effects of the transactions on the shareholding structure

•

The Series C Preferred Stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any liquidation, dissolution or winding up of our affairs. The Series C Preferred Stock has a liquidation preference of $1,000 per share, representing an aggregate liquidation preference of $435 million upon issuance. Holders of Series C Preferred Stock are entitled to participate on an as-converted basis in any cash dividends paid to the holders of shares of Avon’s common stock. In addition, cumulative preferred dividends accrue daily on the Series C Preferred Stock and are payable at a rate of 1.25% per quarter (net of any dividends on Avon’s common stock and subject to increase up to a maximum rate of 5.00% per quarter if Avon breaches certain obligations). Except to the extent not otherwise previously paid by Avon, preferred dividends are payable on the seventh anniversary of the issuance date of the Series C Preferred Stock as and when declared by the Board of Directors and at the end of each quarter thereafter. Accrued and unpaid preferred dividends may be paid, at Avon’s option, (i) in cash, (ii) subject to certain conditions, in shares of Avon’s common stock or (iii) upon conversion of shares of Series C Preferred Stock, in shares of Avon’s non-voting, non-convertible Series D Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”). Any such shares of Series D Preferred Stock issued would have similar preferential rights.

•

Series C Preferred Stock is convertible at the option of the holders at any time into shares of Avon’s common stock at an initial conversion price of $5.00 per share, which equals an initial conversion rate of 200 shares of Avon’s common stock per share of Series C Preferred Stock, subject to certain anti-dilution adjustments. If at any time the volume weighted average price of the common stock exceeds $10.00 per share (subject to certain anti-dilution adjustments) for a period of 30 consecutive trading days, Avon may cause all of the Series C Preferred Stock to be converted into shares of common stock based on the then applicable conversion price.

•

Holders of Series C Preferred Stock are entitled to vote generally with the holders of common stock on an as-converted basis. Holders of Series C Preferred Stock will also be entitled to a separate class vote with respect to (i) amendments to Avon’s organizational documents that have an adverse effect on the Series C Preferred Stock, (ii) issuances by Avon of securities that are senior to, or equal in priority with, the Series C Preferred Stock or (iii) the delisting of Avon’s common stock, other than in connection with a change of control event.

•

Upon certain change of control events involving Avon, holders of Series C Preferred Stock can require Avon to repurchase the Series C Preferred Stock for an amount equal to the greater of (i) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends or (ii) the consideration the holders would have received if they had converted their shares of Series C Preferred Stock into common stock immediately prior to the change of control event.

•

Subject to maintaining certain levels of beneficial ownership of Series C Preferred Stock and/or common stock, Cerberus Investor has consent rights over certain actions taken by Avon, including increasing the size of the Board, reinstating Avon’s quarterly common stock dividend and incurring indebtedness in excess of certain thresholds. Subject to maintaining certain levels of beneficial ownership of Series C Preferred Stock and/or common stock and certain other factors, Cerberus Investor is required to vote its shares in favor of (i) each director nominated to the Board by the Board, (ii) Avon’s “say-on-pay” proposal and any other equity compensation proposals approved by the Compensation and Management Development Committee of the Board and (iii) ratification of Avon’s independent registered public accounting firm.

e. The ownership structure before and after the transaction

Immediately after the completion of the transactions, Cerberus Investor held 435,000 shares of Series C Preferred Stock. Immediately prior to the completion of the transactions, there were no shares of Series C Preferred Stock outstanding.

See “Effects of the transactions on the shareholding structure” above.

f. mechanisms used to guarantee equal treatment among the shareholders	Not Applicable

2019 FaceShop Transaction

Year	2019
a. Event	On February 15, 2019, we, through our affiliates Avon Asia Holdings Company and Avon Products (China) Co., Ltd (the “FaceShop Transaction Affiliates”), completed our previously disclosed sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd. (“LG”) all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. (the “FaceShop Transaction Acquired Entity”) for a total purchase price of $71 million. Net cash proceeds (pre-tax) were U.S.$47 million after the required repayment by Avon of certain outstanding intercompany loans of U.S.$23.3 million and after deducting cash on hand in the Acquired Entity of U.S.$0.7 million.
b. Main business conditions	In accordance with the sale a subsidiary of Avon granted to the FaceShop Transaction Acquired Entity a limited purpose license to maintain and use the current name of the FaceShop Transaction Acquired Entity. A subsidiary of Avon also entered into a Manufacturing and Supply Agreement with the FaceShop Transaction Acquired Entity, under which the FaceShop Transaction Acquired Entity will continue to manufacture products for Avon’s China business and other Avon markets.

c. Companies involved	The companies involved in the 2019 FaceShop Transaction included: Avon, the FaceShop Transaction Affiliates, TheFaceShop Co., Ltd. and LG.
d. Effects of the transactions on the shareholding structure	Not applicable
e. The ownership structure before and after the transaction	Not applicable
f. mechanisms used to guarantee equal treatment among the shareholders	Not applicable

2019 New Avon Transaction

Year	2019
a. Event	On April 25, 2019, Avon NA Holdings LLC (“Avon NA Holdings”), a wholly-owned subsidiary of Avon, entered into a Unit Purchase Agreement (the “UPA”) with Cleveland NA Investor LLC (“Cerberus Investor” and, together with Avon NA Holdings, “New Avon Sellers”), an affiliate of funds managed or advised by Cerberus Capital Management (“Cerberus”), and LG, pursuant to which LG acquired all of the interests of New Avon LLC (“New Avon”) as further described below.
b. Main business conditions	Pursuant the terms of the UPA, at the closing of the 2019 New Avon Transaction, which occurred in August, 2019, LG acquired New Avon for $125 million in cash. At the closing, Avon NA Holdings received $24.875 million in cash for 19.9% of New Avon’s outstanding Class A interests, representing all of the Avon’s interests in New Avon, and Cerberus Investor received $100.125 million in cash for 80.1% of New Avon’s outstanding Class A interests, representing all of Cerberus’s interests in Avon North America[, in each case subject to reduction for (i) certain losses incurred by the Purchaser in the event of breaches of representations, warranties and covenants, (ii) the settlement of certain disputed matters with a supplier and (iii) the payment of certain expenses and fees related to the Transaction]. Following the closing, Avon no longer, directly or indirectly, owns any interests in New Avon and Avon NA Holdings will ceased to be a member of New Avon.
c. Companies involved	The companies involved in in the 2019 New Avon Transaction included: Avon, the New Avon Sellers, Cerberus, New Avon and LG.
d. Effects of the transactions on the shareholding structure	Not applicable

e. The ownership structure before and after the transaction	Not applicable
f. mechanisms used to guarantee equal treatment among the shareholders	Not applicable

15.8 – Other material information

[All the relevant information referring to this topic was disclosed in the previous items.]

e. Description of share capital, in the terms of item 17.7 of the reference form.

17. CAPITAL STOCK

17.1 – Information on capital stock(1)

Type of shares	Number of shares (in millions)	Issued capital (R$ millions)(2)	Subscribed Capital (R$ millions)	Additional Paid in Capital (R$ millions)(2)	Deadline for payment	Date of latest change
Common	763.2	$729.1	N/A	$8,822.0	Not applicable	N/A

Authorized capital

Type of shares	Quantity	Amount (R$ thousands)	Date of authorization
Common	1,500,000,000	N/A	N/A
Preferred	25,000,000	N/A	N/A

(1)Balances are as of June 30, 2019.

(2) On June 30, 2019, the exchange rate for Brazilian reais into U.S. dollars was R$3.8232 to U.S.$1.00, based on the selling rate as reported by the Brazilian Central Bank.

Up to the date of release of this Reference Form, the Company has not issued any convertible securities

Exhibit XIII to the Management Proposal

Copy of the sections “Risk Factors - Risks Related to the Operation” and “Risk Factors - Risks Related to the Combined Company After Completion of the Operation” of Form F-4

(U.S. dollars in millions, except per share data)

When used in this Exhibit XIII: the terms "Avon," "Company," "we," "our" or "us" mean, unless the context otherwise indicates, Avon Products, Inc. and its majority and wholly owned subsidiaries; the term “Natura” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil and its subsidiaries (excluding Aesop, The Body Shop and their respective subsidiaries); the term  “Natura &Co” means Natura Cosméticos S.A. and its subsidiaries (including Aesop, The Body Shop and their respective subsidiaries); the term “Natura &Co Holding” means Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil; and the term “Natura Cosméticos” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

RISK FACTORS

Risks Relating to the Transaction

The timing and completion of the Transaction is subject to a number of important conditions and other uncertainties, and the Merger Agreement may be terminated before the completion of the Transaction in accordance with its terms. As a result, there is no assurance as to whether and when the Transaction will be completed.

Closing of the Transaction is subject to certain conditions, including (i) the Avon Shareholder Approval having been obtained in accordance with applicable law, (ii) approval of the Natura Restructuring and Mergers, including the issuance of the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs constituting Common Stock Consideration and the other transactions contemplated by the Merger Agreement by the affirmative vote of the Founders, which will hold more than half of the voting shares of Natura &Co Holding and Natura Cosméticos in accordance with applicable law, (iii) the Natura Restructuring having been consummated, (iv) (1) the Natura &Co Holding ADSs to be issued in the Second Merger having been approved for listing on the NYSE, subject to official notice of issuance and (2) the Natura &Co Holding Shares to be issued in the Natura Restructuring and the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs to be issued as Merger Consideration in respect of Avon Common Shares having been approved for listing on the B3, under the Novo Mercado listing segment, (v) this Form F-4 and a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Natura &Co Holding ADSs (the “Form F-6”) each becoming effective under the Securities Act, and the a registration statement on Form 8-A in connection with the registration under the Exchange Act of the Natura &Co Holding ADSs to be issued pursuant to the Merger Agreement and the underlying Natura &Co Holding Shares (the “Form 8-A”) becoming effective under the Exchange Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A having been issued, and no proceedings for that purpose having been initiated or threatened, by the SEC, (vi)  approval and review by the Administrative Council for Economic Defense (“CADE”) in Brazil and certain other jurisdictions required under the terms of the Merger Agreement having been obtained or received (or the waiting period with respect thereto having been expired or terminated) and (vii) no provision of any applicable law enjoining, prohibiting or otherwise making illegal the consummation of the Mergers, including the issuance of Natura &Co Holding Shares underlying the Natura &Co Holding ADSs as Merger Consideration, or the Natura Restructuring.

The failure to satisfy the foregoing conditions could delay completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction could cause the combined

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company not to realize some or all of the benefits that the parties expect the combined company to achieve if the Transaction is successfully completed within the expected timeframe. Further, there can be no assurance that the conditions to the closing of the Transaction will be satisfied or, so far as applicable, waived or that the Transaction will be completed. If these conditions are not satisfied or, if applicable, waived by July 22, 2020, the Merger Agreement may be terminated by either party and you will not receive the Merger Consideration. Likewise, the Transaction may be completed on terms that differ, perhaps substantially, from those described herein and in the Merger Agreement. For more information, see the section of this proxy statement/prospectus entitled “The Transaction Documents—The Merger Agreement—Conditions to the Mergers.”

Failure to complete the Transaction could negatively impact the share price and the future business and financial results of Avon and Natura &Co.

If the Transaction is not completed for any reason, including as a result of Avon shareholders failing to adopt the Merger Agreement, the ongoing businesses of each of Natura &Co and Avon may be adversely affected and, without realizing any of the benefits of having completed the Transaction, Avon and Natura &Co would be subject to a number of risks, including the following:

•	Avon may be required, under certain circumstances, to pay Natura Cosméticos a termination fee of approximately U.S.$78.6 million;

•	Natura Cosméticos or Natura &Co Holding may be required, under certain circumstances, to pay Avon a termination fee of approximately U.S.$242 million or U.S.$133 million, depending on the circumstances, and such payment could materially and adversely affect our liquidity;

•	Natura Cosméticos and Avon may experience negative reactions from the financial markets, including negative impacts on their share prices; and

•	Natura &Co and Avon may experience negative reactions from their customers, regulators and employees.

In addition, Natura Cosméticos and Avon could be subject to litigation related to any failure to complete the Transaction or related to any enforcement proceeding commenced against Natura Cosméticos, Avon or Natura &Co Holding to perform its obligations under the Merger Agreement. If the Transaction is not completed, these risks may materialize and may adversely affect Natura Cosméticos’s or Avon’s businesses, financial condition, financial results and/or share price. For more information about the Merger Agreement, see the section of this proxy statement/prospectus entitled “The Transaction Documents—The Merger Agreement.”

In order to complete the Transaction, Natura Cosméticos and Avon must obtain certain governmental and regulatory approvals, and if such approvals are not granted or are granted with conditions, completion of the Transaction may be jeopardized or the anticipated benefits of the Transaction could be reduced.

Consummation of the Transaction is subject to governmental and regulatory approvals, including approval and review by the Administrative Council for Economic Defense (“CADE”) in Brazil and certain other jurisdictions (or the waiting period with respect thereto shall have expired or been terminated). There is no assurance that all governmental and regulatory approvals will be obtained.

In addition, certain of the governmental authorities from which these authorizations are required have broad discretion in administering the governing regulations. Prior to their authorization of the Transaction, these governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of Natura &Co Holding’s business after completion of the Transaction. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the Transaction or imposing additional material costs on or materially limiting the revenues of Natura &Co Holding following the Transaction, or otherwise adversely affecting, including to a material extent, Natura &Co Holding’s strategic

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plans and its businesses and results of operations after completion of the Transaction. In addition, there can be no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Transaction.

Furthermore, governmental authorities could seek to block or challenge the Transaction as they deem necessary or desirable in the public interest at any time, including after completion of the Transaction. In addition, in some circumstances, a competitor, customer or other third party could initiate a private action under antitrust laws challenging or seeking to enjoin a portion or all of the Transaction, before it is consummated. Natura &Co and Avon may not prevail and may incur significant costs in defending or settling any action under antitrust laws. For more information, see the section of this proxy statement/prospectus entitled “The Transaction Documents—The Merger Agreement—Efforts to Complete the Merger.”

The expected benefits from operating as a combined enterprise with Avon may not be achieved.

The success of the Transaction will depend, in part, on the ability of Natura &Co and Avon to realize the expected benefits from integrating their respective operations. No assurance can be given that Natura &Co and Avon will be able to integrate their respective operations without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. Additionally, Natura &Co and Avon may be required to make unanticipated capital expenditures or investments in order to maintain, integrate, improve or sustain our operations. Integrating our respective operations may involve additional unanticipated costs and financial risks, such as the incurrence of unexpected write-offs, the possible effect of adverse tax and accounting treatments and unanticipated or unknown liabilities relating to Natura &Co or Avon. All of these factors could decrease or delay the expected accretive effect of the Transaction.

Even if our respective operations are successfully integrated, we may not realize the full benefits of the Transaction, including the synergies, cost savings and growth opportunities, within the expected time frame, if at all. Natura &Co and Avon continue to evaluate the estimates of synergies to be realized from, and the fair value accounting allocations associated with, the Transaction. However, the actual cost savings, the costs required to realize the cost savings and the source of the cost savings could differ materially from the estimates of Natura &Co and Avon.

Further, Natura &Co and Avon may not achieve the targeted operating or long-term strategic benefits of the Transaction. In addition, Natura &Co and Avon may not accelerate growth by increasing investments in digital, product innovation and brand initiatives. If Natura &Co and Avon are unable to achieve the objectives, or are not able to achieve our objectives on a timely basis, the anticipated benefits of the Transaction may not be realized fully or at all. An inability to realize the full extent of, or any of, the anticipated benefits of the Transaction could have an adverse effect on the financial condition, results of operations and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction.

Third parties may terminate or alter existing contracts or relationships with Avon or Natura &Co as a result of the announcement, pendency or completion of the Transaction.

Each of Natura &Co and Avon has contracts with customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, and these contracts may require Natura &Co or Avon, as applicable, to obtain consent from these other parties in connection with the Transaction. If these consents cannot be obtained, the counterparties to these contracts may seek to terminate or otherwise materially adversely alter the terms of such contracts with either or both parties following the Transaction, which in turn may result in Natura &Co or Avon suffering a loss of potential future revenue, incurring contractual liabilities or losing rights that are material to their respective businesses. Further, parties with which Natura &Co or Avon have business and operational relationships may experience uncertainty as to the future of such relationships and may delay or defer certain

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business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with Natura &Co or Avon, as applicable. Parties with whom Natura &Co or Avon otherwise may have sought to establish business relationships may seek alternative relationships with third parties.

In addition, current and prospective employees, independent beauty consultants and Sales Representatives may experience uncertainty about their roles following the Transactions and such uncertainty may have an effect on the corporate culture of Natura &Co or Avon, respectively. There can be no assurance Natura &Co or Avon will be able to attract and retain key talent, including senior leaders, to the same extent that each of Natura &Co and Avon have previously been able to attract and retain employees, independent beauty consultants and Sales Representatives. Any loss or distraction of Natura &Co’s or Avon’s customers, employees, independent beauty consultants, Sales Representatives, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners, could have a material adverse effect on the business, financial condition, operating results and cash flows of Natura &Co and Avon and could limit Natura &Co’s and Avon’s ability to achieve the anticipated benefits of the Transaction. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Transaction or the termination of the Merger Agreement.

Your ownership percentage in Natura &Co Holding will be less than the ownership percentage you currently hold in Avon or Natura Cosméticos.

Your ownership percentage in Natura &Co Holding following the Transaction will be less than your existing ownership percentage in Avon or Natura Cosméticos as a result of dilution attributable to the relative equity values of the companies involved in the Transaction. Based on the number of Natura Cosméticos Shares and equity awards exercisable into Natura Cosméticos Shares and the number of Avon Common Shares and equity awards exercisable into Avon Common Shares, in each case issued and outstanding as of May 21, 2019, it is anticipated that, immediately following completion of the Transaction, former holders of Avon Common Shares will own approximately 24% of Natura &Co Holding on a fully diluted basis and former Natura Cosméticos shareholders will own approximately 76% of Natura &Co Holding on a fully diluted basis.

In addition, the Avon Preferred Shares are convertible at the option of the holders at any time prior to the effective time of the First Merger into shares of Avon’s common stock at an initial conversion price of U.S.$5.00 per share, subject to certain anti-dilution adjustments. As of the date of this proxy statement/prospectus, the Avon Preferred Shares were convertible into 87,051,524 shares of Avon’s common stock. See “Comparison of the Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares.” To the extent the holders of the Avon Preferred Shares convert into shares of Avon’s common stock prior to the effective time of the First Merger, current shareholders of both Avon and Natura Cosméticos will be diluted.

The Transaction may not result in increased share liquidity for Natura &Co Holding’s shareholders, including former Avon shareholders, following the Transaction.

Natura &Co is undertaking the Transaction because it believes that the Transaction will provide Natura &Co and Avon, and their respective shareholders, with a number of advantages, including providing shareholders of Natura Cosméticos and Avon with securities that Natura &Co expects will enjoy greater market liquidity than the securities these shareholders currently hold. However, the Transaction may not accomplish these objectives. Natura &Co cannot predict whether a liquid market for the Natura &Co Holding Shares and Natura &Co Holding ADSs will be maintained. If the Transaction does not result in increased liquidity for the securities held by shareholders of Natura Cosméticos and Avon, you may experience a decrease in your ability to sell your Natura &Co Holding Shares and Natura &Co Holding ADSs compared to your ability to sell the Avon Shares you currently hold.

Natura &Co Holding will be more leveraged than either Avon or Natura &Co currently are and a material portion of its cash flow will have to be used to service its obligations.

As of June 30, 2019, Avon had U.S.$1,595.5 million of consolidated total debt. As of June 30, 2019, Natura &Co had R$7,603.7 million of consolidated total debt (U.S.$1,984.3 million). See “Unaudited Pro Forma

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Condensed Financial Information.” After giving effect to the financing arrangements entered into by Natura &Co to, among other things, finance the payment of amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement, and the Avon Notes and the Credit Agreement, assuming completion of the Transaction and the full disbursement of such financing commitments, Natura &Co Holding will have R$16,200 million (U.S.$4,181 million) of consolidated total debt on a pro forma basis. As a result, following the completion of the Transaction, holders of Natura &Co Holding Shares and Natura &Co Holding ADSs will hold securities in a company that is more leveraged than the company in which they currently hold their securities.

Natura &Co Holding is therefore expected to be subject to the risks normally associated with significant amounts of debt, which could have important consequences to you. Natura &Co Holding’s indebtedness could, among other things: (i) require Natura &Co Holding to use a substantial portion of its cash flow from operations to pay its obligations, thereby reducing the availability of Natura &Co Holding’s cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of its operations and other business activities; (ii) increase Natura &Co Holding’s vulnerability to general adverse economic and industry conditions; (iii) limit, along with financial and other restrictive covenants in Natura &Co Holding’s debt instruments, Natura &Co Holding’s ability to borrow additional funds or dispose of assets; and (iv) place Natura &Co Holding at a competitive disadvantage compared to its competitors that have less debt.

Natura &Co Holding, Natura &Co and Avon may also need to refinance all or a portion of their respective debt on or before maturity and may not be able to do this on commercially reasonable terms or at all.

Certain of Avon’s outstanding indebtedness requires lender waivers or consents in connection with the Transaction. If such consents are not obtained, this indebtedness could be accelerated, and we may not be able to refinance such indebtedness on favorable terms or at all following the Transaction.

The terms of certain of Avon’s indebtedness include covenants and/or events of default that will be breached or triggered (as applicable) upon a change of control of Avon, unless we obtain prior creditor consent. In the case of the Credit Agreement (as defined the section of this proxy statement/prospectus entitled “The Transaction Documents—The Merger Agreement—Debt Financing”), maturity of such facility will automatically accelerate and, in the case of the Avon Notes (as defined the section of this proxy statement/ prospectus entitled “The Transaction Documents—The Merger Agreement—Debt Financing”), holders thereof will have the option to have their notes repurchased at a purchase price of 101% plus accrued and unpaid interest, in each case upon a change of control of Avon, unless prior consent of the holders thereof is obtained prior to completion of such change of control event. Furthermore, many of Avon’s debt instruments contain cross- acceleration provisions that would be triggered upon acceleration of any of Avon’s material indebtedness. The terms of certain of Natura &Co’s indebtedness also contain cross-acceleration provisions that could be triggered by such acceleration upon or following the completion of the Transaction.

We have procured backstop financing commitments from financial institutions (in the form of a debt commitment letter to provide a senior secured bridge facility) in an amount up to U.S.$869.3 million as of the date of this proxy statement/prospectus, the proceeds of which, together with cash on hand, would cover the amounts payable in cash in connection with the Merger Agreement, including the Preferred Stock Consideration and all payments, fees and expenses payable by them arising out of the Merger Agreement, and the Avon Notes and the Credit Agreement, in the event that such debt is accelerated and the requisite consents or waivers, as applicable, from holders of such debt is not obtained. The availability of the committed backstop financing is subject to customary conditions that would need to be met prior to funding of such facility. Additionally, there can be no guarantee that such funding, or any alternate financing obtained in lieu thereof, would be on the same terms that Avon could have received prior to the Transaction.

If waivers of change of control provisions or requisite consents from holders of such indebtedness, as applicable, to the transfer of control of Avon to Natura &Co Holding as a result of the completion of the

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Transaction are not obtained, or if sufficient consents to the waiver of the applicable cross-acceleration provisions in such indebtedness are not obtained, or if Avon and/or Natura &Co are unable to refinance or prepay such indebtedness prior to the completion of the Transaction, a significant portion of Avon’s indebtedness could be accelerated by the holders of such debt upon completion of the Transaction. The resulting acceleration of Avon’s indebtedness could adversely affect Natura &Co Holding’s, Natura &Co’s and Avon’s financial condition.

Since Natura &Co Holding will be a holding company, it will depend on limited forms of funding to fund its operations.

As a holding company, Natura &Co Holding will have no significant assets other than the shares of its subsidiaries. Natura &Co Holding’s primary sources of funding and liquidity will be dividends from its subsidiaries, sales of the interests in its subsidiaries and direct borrowings and issuances of equity or debt securities. Natura &Co Holding’s ability to meet the obligations to its direct creditors and employees and other liquidity needs and regulatory requirements will depend on timely and adequate distributions from its subsidiaries and its ability to sell securities or obtain credit from its lenders.

Natura &Co Holding’s ability to pay operating and financing expenses and dividends will depend primarily on the receipt of sufficient funds from its principal operating subsidiaries. Statutory provisions regulate Natura &Co Holding’s operating subsidiaries’ ability to pay dividends. If Natura &Co Holding’s operating subsidiaries are unable to pay dividends to Natura &Co Holding in a timely manner and in amounts sufficient to pay for Natura &Co Holding’s operation and financing expenses or to declare and pay dividends and to meet its other obligations, Natura &Co Holding may not be able to pay dividends or it may need to seek other sources of funding.

Furthermore, Natura &Co Holding’s inability to sell its securities or obtain funds from its lenders on favorable terms, or at all, could also result in Natura &Co Holding experiencing financial difficulties, among other adverse effects. There has been no prior market for the Natura &Co Holding ADSs.

Given that Natura &Co Holding was formed as a new entity, there will be no public market for Natura &Co Holding Shares and Natura &Co Holding ADSs prior to their issuance in connection with the Transaction. An active public market in the Natura &Co Holding Shares and Natura &Co Holding ADSs may not develop or be sustained after their issuance. Natura &Co Holding’s inability to meet its liquidity needs and regulatory requirements may disrupt its operations at the holding company level.

The Merger Agreement subjects the Natura Entities and Avon to restrictions on their respective business activities prior to completion of the merger.

The Merger Agreement subjects the Natura Entities and Avon to restrictions on their respective business activities and obligates Natura Entities and Avon to generally operate the Natura Entities’ and Avon’s business, respectively, in the ordinary course in all material respects consistent with past practice prior to completion of the Transaction. These restrictions could prevent Natura &Co and Avon from pursuing attractive business opportunities that arise prior to the completion of the Transaction and are outside the ordinary course of business, or otherwise have an adverse effect on Natura &Co and Avon results of operations, cash flows and financial position.

The Merger Agreement contains provisions that restrict Natura &Co’s and Avon’s ability to pursue alternatives to the Transaction and, in specified circumstances, could require Natura Cosméticos or Natura &Co Holding, on the one hand, or Avon, on the other hand, to pay the other party a termination fee.

As described in the sections entitled “The Transaction Documents—The Merger Agreement—No Solicitation of an Avon Acquisition Proposal; Avon Adverse Recommendation Change” and “The Transaction

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Documents—Merger Agreement—No Solicitation of Natura Acquisition Proposal” of this proxy statement/ prospectus, each of Natura &Co and Avon are subject to restrictions on their ability to pursue alternatives to the Transaction. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of either company from considering or proposing such an acquisition, even if such third party were prepared to enter into a transaction that would be more favorable to the companies and their respective shareholders than the Transaction.

Some of the conditions to the Transaction and termination rights may be waived by Natura &Co Holding, Natura Cosméticos or Avon without resoliciting Natura Cosméticos or Avon shareholder approval of the proposals approved by them.

Some of the conditions and termination rights set forth in the Merger Agreement may be waived by Natura Cosméticos, Avon or Natura &Co Holding, subject to certain limitations. If any conditions or termination rights are waived, Avon and Natura &Co will evaluate whether amendment of this proxy statement/prospectus and resolicitation of proxies would be warranted. Subject to applicable law, if Avon and Natura &Co determine that resolicitation of Avon’s or Natura Cosméticos’s shareholders is not warranted, the parties will have the discretion to complete the Transaction without seeking further Natura Cosméticos shareholder approval or Avon shareholder approval.

Natura &Co and Avon may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Transaction.

Natura &Co’s success after completion of the Transaction will depend in part upon the ability of Natura &Co to retain key employees of Natura &Co and Avon. Competition for qualified personnel can be intense. Current and prospective employees of Natura &Co or Avon may experience uncertainty about the effect of the Transaction, which may impair Natura &Co’s and Avon’s ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the Transaction. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of Natura &Co and Avon may experience uncertainty about their future roles with the combined company.

In addition, if key employees of Natura &Co or Avon depart, the integration of the companies may be more difficult and the combined company’s business following the Transaction may be harmed. Furthermore, the combined company may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Natura &Co or Avon, and the combined company’s ability to realize the anticipated benefits of the Transaction may thus be adversely affected. Furthermore, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into the combined company. Accordingly, no assurance can be given that Natura &Co will be able to attract or retain key employees of Natura &Co and Avon to the same extent that those companies have been able to attract or retain their own employees in the past.

The Transaction may be subject to litigation, which could delay the Transaction and prevent the Transaction from being completed.

Natura &Co Holding, Natura &Co and Avon may in the future be party to legal proceedings and claims related to the Transaction. Legal challenges to the Transaction could result in an injunction, preventing or delaying the completion of the Transaction.

Following the completion of the Transaction, Natura &Co may have increased exposures.

Although Natura &Co and Avon hope that the combined operations of the business will result in substantial synergies, the integration of two large companies faces significant challenges and adds additional potential exposure to adverse effects arising from courts decisions, changes in tax laws or regulations.

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In addition, the integration of business could increase the number of audits and notices of infractions following the completion of the Transaction as any tax investigations, rulings or decisions affecting any of Natura &Co or any of its subsidiaries would also affect Avon as a subsidiary of Natura &Co Holding.

In particular, both Natura &Co and Avon conduct their respective businesses in Brazil in a similar way, therefore, following the completion of the Transaction, any such changes would have a material effect on the combined business of Natura &Co Holding as they would affect each of its subsidiaries operating in Brazil, including both Natura &Co and Avon.

Avon’s executive officers and directors have interests in the Transaction that may be different from the interests of Avon shareholders generally.

When considering the recommendation of Avon’s board of directors that Avon’s shareholders adopt the Merger Agreement, Avon shareholders should be aware that directors and executive officers of Avon have certain interests in the Transaction that may be different from or in addition to the interests of Avon shareholders generally. The material interests of Avon directors and executive officers that shareholders should be aware of are as follows: (A) certain equity awards held by directors and executive officers will be subject to accelerated vesting and payment in connection with the Transaction or, in the case of Avon equity awards that are not subject to such accelerated vesting and payment, and that are instead converted into awards in respect of Natura & Co Holding Shares in connection with the Transaction, such converted awards will be subject to accelerated vesting and payment upon a qualifying termination of employment following the Transaction, (B) certain Avon executive officers will be eligible to receive enhanced severance upon a qualifying termination of employment following the Transaction, (C) performance-based long-term cash incentive awards held by certain executive officers will be converted into time-based awards and all long-term cash incentive awards (including those performance-based long-term cash incentive awards that are converted into time-based awards) will be subject to accelerated vesting upon a qualifying termination of employment following the Transaction, (D) executive officers will be eligible to receive a pro-rata payment of their annual bonuses upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (E) certain executive officers and directors will receive payment of compensation previously deferred under Avon’s deferred compensation plans, (F) the indemnification of former Avon directors and executive officers by a subsidiary of Natura &Co Holding, (G) certain Avon executive officers will be eligible to receive an enhanced benefit under the Avon Benefit Restoration Plan upon a qualifying termination of employment following the Transaction, (H)  certain executive officers will be eligible to receive repatriation benefits covering the cost of return to their home country upon qualifying terminations of employment, including in connection with a change in control transaction such as the Transaction, (I) certain sign-on bonuses awarded to an executive officer will be accelerated upon a qualifying termination of employment, including in connection with a change in control transaction such as the Transaction, (J) the potential continued engagement and/or employment, as applicable, following the Transaction of certain Avon directors and executive officers and (K) the engagement following the Transaction of certain Avon directors as directors on the Natura &Co Holding board of directors. As of the date of this filing, there are no specific employment, equity or other agreements, arrangements or understandings between any of Avon’s directors or executive officers and Natura Cosméticos, Natura &Co Holding and their respective subsidiaries. Avon’s board of directors was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Transaction and in recommending that the Avon shareholders adopt the Merger Agreement.

Please see the section of this proxy statement/prospectus entitled “Management and Compensation of Avon—Interests of Avon’s Directors and Executive Officers in the Transaction.”

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The opinions of Avon’s and the independent non-Cerberus directors’ respective financial advisors, Goldman Sachs and PJT Partners, will not reflect changes in circumstances between the signing of the Merger Agreement and consummation of the Transaction.

Neither Avon nor the independent non-Cerberus directors have obtained updated opinions in respect of the consideration to be paid to Avon shareholders in connection with the Transaction from their respective financial advisors, Goldman Sachs and PJT Partners, as of the date of this proxy statement/prospectus and do not expect to receive updated opinions prior to the completion of the Transaction. Changes in the operations and prospects of Avon and Natura &Co, general market and economic conditions and other factors that may be beyond the control of Avon and Natura &Co, and on which the opinions of Goldman Sachs and PJT Partners were based, may significantly alter the value of Avon and Natura &Co or the price of Natura &Co Holding Shares and Natura &Co Holding ADSs by the time the Transaction is completed. The opinions do not speak as of the time the Transaction will be completed or as of any date other than the date that such opinions were issued. Because Goldman Sachs and PJT Partners will not be updating their opinions, which were issued in connection with the execution of the Merger Agreement on May 22, 2019, the opinions will not address the fairness of the Exchange Ratio or Transaction Exchange Ratios from a financial point of view at the time the Transaction is completed. The recommendation of the Avon board of directors that Avon shareholders vote “FOR” the Transaction Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal, however, are made as of the date of this proxy statement/prospectus. For a description of the opinions that Avon and the independent non-Cerberus directors received from their respective financial advisors, Goldman Sachs and PJT Partners, see the sections of this proxy statement/prospectus entitled “The Transaction—Opinion of Avon’s Financial Advisor” and “The Transaction—Opinion of the Independent Non-Cerberus Directors’ Financial Advisor.”

Natura &Co and Avon will incur significant transaction and merger-related costs in connection with the Transaction.

Natura &Co and Avon have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transaction. These costs and expenses include fees paid to financial, legal, accounting and other advisors, severance and other potential employment-related costs, including payments that may be made to certain Natura &Co and Avon executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Natura &Co and Avon regardless of whether the Transaction is completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transaction and the integration of the two companies’ businesses. While both Natura &Co and Avon have assumed that a certain level of expenses would be incurred in connection with the Transaction and the other transactions contemplated by the Merger Agreement and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the Transaction that Natura &Co and Avon may not recover. These costs and expenses could reduce the realization of efficiencies and strategic benefits Natura &Co and Avon expect Natura &Co to achieve from the Transaction. Although Natura &Co and Avon expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The value of the Merger Consideration may be affected by fluctuations in the real/U.S. dollar exchange rate.

Volatility in the real/U.S. dollar exchange and depreciation of the Brazilian real against the U.S. dollar may result in the price of Natura &Co Holding Shares (which are denominated in Brazilian reais) and Natura &Co Holding ADSs in U.S. dollars being adversely affected, which could decrease the value of the Merger Consideration. See also “Risk Factors—Risks Relating to the Countries in Which We Operate—Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our securities.”

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Risks Relating to the Combined Company Following Completion of the Transaction

The combined company may not realize the cost savings, synergies and other benefits that the parties expect to achieve from the Transaction.

The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Natura &Co and Avon. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by Natura &Co and Avon from the Transaction. The failure of the combined company to meet the challenges involved in successfully integrating the operations of Natura &Co and Avon or otherwise to realize the anticipated benefits of the Transaction could cause an interruption of the activities of the combined company and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships and diversion of management’s attention, and may cause the combined company’s share price to decline. The difficulties of combining the operations of the companies include, among others:

•	managing a significantly larger company;

•	coordinating geographically separate organizations;

•	the potential diversion of management focus and resources from other strategic opportunities and from operational matters;

•	aligning and executing the strategy of the combined company;

•	retaining existing independent beauty consultants and Sales Representatives and attracting new independent beauty consultants and Sales Representatives;

•	retaining existing customers and attracting new customers;

•	maintaining employee morale and retaining key management and other employees;

•	integrating two unique business cultures, which may prove to be incompatible;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations;

•	coordinating distribution and marketing efforts;

•	integrating information technology, communications and other systems;

•	changes in applicable laws and regulations;

•	managing tax costs or inefficiencies associated with integrating the operations of the combined company;

•	unforeseen expenses or delays associated with the Transaction; and

•	taking actions that may be required in connection with obtaining regulatory approvals.

Many of these factors will be outside of the combined company’s control and any one of them could result in increased costs, decreased revenues and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if the operations of Natura &Co and Avon are integrated successfully, the combined company may not realize the full benefits of the Transaction, including the synergies, cost savings or sales or growth opportunities that Natura &Co and Avon expect. These benefits may not be achieved within the anticipated time frame, or at all. As a result, Natura &Co and Avon cannot assure you that the combination of Natura &Co and Avon will result in the realization of the full benefits anticipated from the Transaction.

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Certain of the combined company’s debt instruments will require it to comply with certain covenants.

These restrictions could affect the combined company’s ability to operate its business and may limit its ability to react to market conditions or take advantage of potential business opportunities as they arise. For example, such restrictions could adversely affect the combined company’s ability to finance its operations, make strategic acquisitions, investments or alliances, restructure its organization or finance its capital needs. Additionally, the combined company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. If it breaches any of these covenants or restrictions, the combined company could be in default under one or more of its debt instruments, which, if not cured or waived, could result in acceleration of the indebtedness under such agreements and cross-defaults under its other debt instruments. Any such actions could result in the enforcement of its lenders’ rights and/or force the combined company into bankruptcy or liquidation, which could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The combined company’s inability to integrate recently acquired businesses or to successfully complete future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business.

From time to time, the combined company expects it will pursue acquisitions in support of its strategic goals. In connection with any such acquisitions, the combined company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that Natura &Co Holding will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The combined company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the combined company’s ongoing business and distract management from other responsibilities.

The combined company’s information technology systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose the combined company to liability.

The combined company’s operations will depend to a great extent on the reliability and security of its information technology system, software and network, which are subject to damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in the combined company’s systems could have a negative effect on the quality of products and services offered and, as a result, on customer demand and therefore volume of sales.

The combined company will be exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

Doing business on a worldwide basis will require the combined company to comply with the laws and regulations of various jurisdictions. In particular, the combined company’s international operations are subject to anti-corruption laws and regulations, such as, among others, the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act of 2010 (the “Bribery Act”), the Brazilian Law No. 12,846/13, Decree No. 8,420, dated March 18, 2015 (Brazilian Anti-corruption Regulatory Decree); Decree-Law No. 2,848, dated December 7, 1940 (Criminal Code); Federal Law No. 8,429, dated June 2, 1992 (Brazilian Law of Administrative Improbity); Law No. 8,666, dated June 21, 1993 (Brazilian Public Procurement Law); Law No. 9,504, dated September 30, 1997 (Electoral Code); (g) Law No. 9,613, dated March 3, 1998 (Anti-Money Laundering Law); and Law No. 12,813, dated May 16, 2013 (Brazilian Conflict of Interest Law) (together, the “Brazilian Anti-Corruption Act”), and economic and trade sanctions, including those administered by the United Nations, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State. The FCPA prohibits providing anything of value to foreign officials for the purposes of

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obtaining or retaining business or securing any improper business advantage. The combined company may deal with both governments and state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic and trade sanctions restrict the combined company’s transactions or dealings with certain sanctioned countries, territories and designated persons.

As a result of doing business in foreign countries, including through partners and agents, the combined company will be exposed to a risk of violating anti-corruption laws and sanctions regulations. Some of the international locations in which the combined company will operate have developing legal systems and may have higher levels of corruption than more developed nations. The combined company’s continued expansion and worldwide operations, including in developing countries, its development of joint venture relationships worldwide and the employment of local agents in the countries in which the combined company will operate increases the risk of violations of anti-corruption laws and economic and trade sanctions. Violations of anti- corruption laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on the combined company’s reputation and consequently on its ability to win future business.

Natura &Co and Avon believe that the combined company will have a strong culture of compliance and adequate systems of internal control, including procedures to minimize and detect fraud in a timely manner, and Natura &Co and Avon will seek to continuously improve the combined company’s systems of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that the policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of the combined company’s employees, consultants, agents or partners and, as a result, the combined company could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.

The Unaudited Pro Forma Condensed Financial Information included in this proxy statement/prospectus may not be representative of our results after the Transaction.

The Unaudited Pro Forma Condensed Financial Information (as defined herein) included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the transactions been consummated as of the dates indicated, nor is it indicative of the future operating results or financial position of Natura &Co Holding after the assumed consummation of the Transaction. The Unaudited Pro Forma Condensed Financial Information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Avon’s assets and liabilities. The purchase price allocation reflected in the Unaudited Pro Forma Condensed Financial Information included elsewhere in this proxy statement/prospectus is preliminary, and the final allocation of the purchase price will be based upon the final fair value calculations of the identifiable assets and liabilities of Avon as of the date of the completion of the Transaction.

The Unaudited Pro Forma Condensed Financial Information does not reflect future events that may occur, including the costs related to a potential integration and any future nonrecurring charges resulting from the Transaction, and does not consider potential impacts of current market conditions on revenues or expenses efficiencies. The Unaudited Pro Forma Condensed Financial Information is based in part on certain assumptions that we believe are reasonable under the circumstances and for the specific purposes noted above. Our assumptions may not prove to be accurate over time.

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The financial analyses and projections considered by Avon and Natura &Co may not be realized.

The financial analyses and projections considered by Avon and Natura &Co reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Avon’s and Natura &Co’s businesses, including the factors described or referenced under the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and/or listed under the section of this proxy statement/prospectus entitled “Risk Factors,” all of which are difficult to predict and many of which are beyond Avon’s and Natura &Co’s control. There can be no assurance that the financial analyses and projections considered by Avon and Natura &Co will be realized or that actual results will not materially vary from such financial analyses and projections. In addition, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

The combined company is exposed to foreign currency exchange risk.

The combined company will transact business in numerous countries around the world and expects that a significant portion of its business will continue to take place in international markets. Natura &Co Holding will prepare and present its consolidated financial statements in its functional currency, which is the Brazilian real, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of the combined company’s foreign currency entities against the presentation currency of Natura &Co Holding will impact its results of operations and financial condition. As such, it is expected that the combined company’s revenues and earnings will continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on Natura &Co Holding’s business, results of operation or financial condition.

Additionally, the combined company will be exposed to numerous other risks currently faced by Natura &Co and Avon, including interest rate risk, commodity risk, and other market risks. Please see the section of this proxy statement/prospectus entitled “Risk Factors—Risks Related to Our Business and Industries in Which We Operate” and the section entitled “Risk Factors” in the Avon 2018 Form 10-K.

Risks Related to Our Business and Industries in Which We Operate

Our business depends on highly recognized brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our brands (principally Natura, The Body Shop and Aesop, among others) contribute significantly to the success of our business. We also believe that maintaining and enhancing our brands is critical to maintaining and expanding our base of customers, vendors and independent beauty consultants. Maintaining and enhancing our brands will also depend largely on our ability to continue to create the best customer purchasing experience, through a pleasant environment at all of our points of sale, and based on our competitive pricing, and large assortment and high-quality of the products and services we offer, together with the range and convenience of product delivery options. If we are unable to meet these standards, our business and results of operations may be adversely affected.

Complaints from customers or negative publicity about the products we sell, the prices we charge or services we provide could in the future reduce consumer confidence and the use of our services and adversely affect our business. In addition, some of the products we sell may expose us to product liability claims arising from personal injury and may require product recalls or other actions. To maintain good customer relations, we need to adequately train and manage our in-store employees who are in direct daily contact with our customers. We must also have a customer service team ready to resolve irregularities and disputes effectively and promptly. Effective customer service requires significant personnel expense and investment in developing programs and technology infrastructure to help customer service representatives carry out their functions. Failure to properly

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manage or train our customer service representatives could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation and our business may suffer, and we may lose our customers’ confidence.

Media coverage and publicity generally exert significant influence over consumers’ behavior and actions. If we are subject to negative publicity which causes our customers to change their purchasing habits, we may be materially adversely affected. New technologies, such as social media, are increasingly used to advertise products and services. The use of social media requires specific attention, as well as a set of monitoring and managing guidelines which we may be unable to effectively develop and implement. Negative posts or comments about us, our products, our business, our operations, our raw materials, our directors or executive officers on any social networking or other website could materially damage our reputation. In addition, our employees and representatives may use social media tools and mobile technologies inappropriately, which may give rise to liability, or which could lead to the exposure of sensitive information. Negative publicity which significantly harms the reputation of one or more of our brands may have a material detrimental effect on the value of our brands, which may materially adversely impact our sales, our business, our financial condition and our operating results.

Our industry is highly competitive and strategic actions by our competitors may weaken our competitive position and negatively affect our profitability.

We and other retailers, compete for capital, customers, employees, products, services and other important aspects of our business. In most of the business segments in which we operate, we generally compete with a number of large multinational and Brazilian retailers, as well as with local small businesses.

These competitors, some of which have a greater market presence in certain geographical areas, store formats and/or for certain categories of products, include traditional retailers, e-commerce and catalog sales businesses, direct sales companies and other forms of retail commerce. Changes in pricing and other terms negotiated, contractual conditions or practices of these competitors may materially adversely affect us.

In addition, increased competition may result in reduced gross margins, a decline in our working capital position and loss of market share, any of which could materially adversely affect us. Moreover, our competitors may be able to devote greater resources than us to invest in business development. Our competitors may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies in certain lines of business. Also, the launches of new stores near ours, either by our current competitors or by new competitors, may impact the profitability of each of our stores, which may reduce our cash flows and operating profits. We may be materially adversely affected to the extent we are unable to compete successfully with our competitors.

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, availability of credit, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, we may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.

Also, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers could occur online and through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence, our direct selling business and e-commerce platform, our net sales and financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce sales could result in a reduction in the amount of traffic we have in our physical

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stores. Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive to our e-commerce, direct selling business and the operations of our physical stores.

Changes in consumer preferences may adversely affect our business, financial condition and operating results.

We operate in an industry that is subject to rapid and unpredictable changes in consumer demand and trends. Changes in consumer preferences and a potential decrease in demand may adversely affect our operations and growth perspectives. The success of our brand management strategy depends on our ability to foresee, evaluate and react effectively to changes in the spending levels of consumers and their preferences regarding beauty and other products. Our competitiveness depends in part on the successful creation of new products, as well as on consumer satisfaction and preferences in line with market trends. Consumer preferences and trends may change due to a variety of factors, such as changes in demographic trends, changes in the characteristics and ingredients of products, new market trends, climate, negative publicity from lawsuits against us or our peers, or a weak economy in one or more of the markets in which we operate. In addition, consumers may switch to the products of competitors, or the demand for products in our segment as a whole could decline. If we are unable to anticipate changes in consumer preferences and trends, our business, financial condition and operating results could be materially adversely affected.

If we fail to constantly update our product portfolio, we may be unable to maintain and expand our network of independent beauty consultants.

One critical element of our strategy is our capacity to maintain close relations with independent beauty consultants. One of the ways in which we maintain these relations is by constantly updating our portfolio of innovative and attractive products. Our ability to constantly evolve our portfolio depends on a variety of factors, including our capacity to foresee market requirements and use new raw materials and technologies effectively. If we are unable to constantly update our product portfolio, our ability to maintain and expand our network of independent beauty consultants could be materially adversely affected.

Interruption of our research and development, production and distribution units may materially adversely affect our business, financial condition and results of operations.

We develop and manufacture a significant portion of our products at our own manufacturing plants. We are exposed to certain risks inherent to our research, production, distribution and development activities, including industrial accidents, environmental actions, strikes and other labor disputes, interruptions in logistics, power supply or information systems, total or partial loss of operating units, product quality control, safety, specific license requirements and other regulatory factors, as well as natural disasters and other external factors over which we have no control. For example, we use flammable and explosive substances, such as alcohol, in manufacturing our products. These flammable or explosive products are stored in our operational units and could damage our installations. Accidents at our operational units, especially our main industrial plant in Cajamar, in the state of São Paulo, could expose us to risks related to the total or partial loss of our facilities, depending on the severity of such accidents.

Additionally, we use third-party manufacturers to manufacture certain of our products. Therefore, as a company engaged in manufacturing, distribution and research and development on a global scale, we are subject to the risks inherent in such activities carried out by our third-party manufacturers. Such risks to us and to our third-party manufacturers include industrial accidents, environmental events, fires, strikes and other labor or industrial disputes, disruptions in logistics or information systems (such as the ERP system), loss or impairment of key manufacturing or distribution sites, product quality control issues, safety concerns, licensing requirements and other regulatory or government issues, as well as natural disasters, pandemics, border disputes, acts of

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terrorism and other external factors over which we have no control. In addition, there can be no guarantee that all of our third-party manufacturers will fulfill their obligations under the service agreements into which we enter with them. If any of our third-party manufacturers encounters any situation affecting their output, or if any of our third-party manufacturers fails to the meet their contracted obligations, this could affect our ability to deliver our products to market, which could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

These risks may be exacerbated by our efforts to increase facility consolidation covering our manufacturing, distribution and supply footprints, particularly if we are unable to successfully increase our resiliency to potential operational disruptions or enhance our disaster recovery planning. The loss of, or damage to, any of our facilities or centers, or those of our third-party manufacturers, could have a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

Our success depends, in part, on the quality, safety and efficacy of our products.

Our success depends, in part, on the quality, safety and efficacy of our products. If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our independent beauty consultants’ or end customers’ standards, our relationship with our independent beauty consultants or end customers could suffer, we could need to recall some of our products and/or become subject to regulatory action, our reputation or the appeal of our brand could be diminished, we could lose market share, and we could become subject to liability claims, any of which could result in a material adverse effect on our business, prospects, financial condition, liquidity, results of operations and cash flows.

We may face difficulties in opening new stores and developing our existing stores.

Our growth is closely tied to our ability to open new stores and develop existing stores and to identify and successfully take advantage of new business opportunities. Our ability to open new stores and develop existing stores successfully depends on several factors. These factors include, among others, the availability of financial resources or of financing at acceptable terms as well as our ability to identify appropriate locations for new stores, which involves the collection and analysis of demographic and market data to determine whether there is sufficient demand for our products in the relevant locations, as well as the acquisition of real estate property or the negotiation of lease agreements on acceptable terms. In addition, if consumers in the markets into which we expand or in which we build stores of a new format are not receptive to our retail concepts or are otherwise not receptive to our presence in such markets, we may be materially adversely affected. We may also be subject to delays resulting from changes in legislation, governmental bureaucracy or unforeseen or force majeure events, which could result in increased and unexpected costs that are not included in our budgets. Any interruption or delays in the construction or launch of our projects, or increase in costs, could disrupt our business, decrease our anticipated revenues in our business plan, and adversely affect us.

Our organic growth, as well as growth arising from acquisitions, could place a significant strain on our managerial, operational and financial resources. Our ability to manage our future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to train, motivate and manage an enlarged workforce, including our ability to recruit qualified personnel with the necessary technical skills and experience and the integration of our existing workforce with that of any businesses that we may acquire. Failure to effectively manage our expansion may lead to increased costs, a decline in sales and reduced profitability.

Our business depends on a stable and adequate supply of raw materials, which may be subject to shortages in supply or delays in delivery.

We manufacture and package the majority of our Natura branded products. Raw materials, consisting chiefly of essential oils, chemicals, containers and packaging components, are purchased from various third-party

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suppliers for our products. Additionally, we produce the brochures that are used by independent beauty consultants to sell Natura-branded products. The loss of multiple suppliers or a significant disruption or interruption in the supply chain could have a material adverse effect on the manufacturing and packaging of our products, or the production of our brochures. This risk may be exacerbated by our globally-coordinated purchasing strategy, which leverages volumes. Regulatory action, such as restrictions on importation, may also disrupt or interrupt our supply chain. Furthermore, increases in the costs of raw materials or other commodities may adversely affect our profit margins if we are unable to pass along any higher costs in the form of price increases or otherwise achieve cost efficiencies in manufacturing and distribution. In addition, if our suppliers fail to use ethical business practices and comply with applicable laws and regulations, such as any child labor laws, our reputation could be harmed due to negative publicity.

If we experience any material shortages or delay in delivery of packaging materials, our ability to package and deliver our finished goods to our points of sale may be materially adversely affected, and our reputation and sales may suffer material damage, which would adversely affect our results of operation.

The risk of product contamination resulting in product liability may materially adversely affect our business.

As is the case with other consumer product manufacturers, we may be subject to product liability claims if our products are found to be unfit for human use or cause illness. Products may be rendered unfit for human use due to contamination of ingredients, whether accidental or not, and illegal tampering. Despite the measures we have in place to control the quality of our products, contamination of ingredients of our products may occur during the transportation, production, distribution and sales processes due to reasons unknown to us or out of our control. The occurrence of such problems may result in product recalls which will cause serious damage to our reputation and brand, as well as loss of revenue. We cannot assure you that such incidents will not occur in the future. In addition, adverse publicity about these types of concerns relating to our brand or to the industry as a whole, whether or not legitimate, may discourage consumers from purchasing our products. If consumers lose confidence in our brand, we could experience long term declines in our sales, resulting in losses which we may not be able to recover.

Interruption in our main information technology, or IT, systems could adversely affect our business, financial conditions and operating results.

We use IT systems to support our business. Our IT systems and infrastructure, as well as those of third parties, are integral to our performance. The IT systems we use include support systems for financial reports, web-based tools, and an internal communication and data transfer network. We also use a variety of technological tools (online ordering system, electronic billing and online training tools) to assist us and enable us to communicate with our independent beauty consultants. In the coming years, we plan to increase the use of IT tools to communicate with our independent beauty consultants. We use third-party service providers in many instances to provide these IT systems. Over the last several years, we have undertaken initiatives to increase our reliance on IT systems which has resulted in the outsourcing of certain services and functions, such as global human resources IT systems, call center support, Sales Representative support services and other IT processes. Any of our IT systems and infrastructure, or those of third-party service providers, is subject to failure or interruptions that are inherent in the complex scenario of localized applications and the system architecture. Incidents originating from legacy or non-integrated systems, or both, as well as fires, floods, power failure, telecommunication failure, terrorist attacks, break-ins, data corruption and similar events may also occur. Other risks and challenges could arise as we upgrade, modernize and standardize our IT systems. Despite our network security measures, which include due diligence at service providers, our systems could also be vulnerable to computer viruses, data security failures, break-ins, data corruption and similar interruptions caused by unauthorized access to these systems. We rely on our employees, independent beauty consultants, and third parties in our day-to-day and ongoing operations, which may, as a result of human error or malfeasance or failure, disruption, cyberattack or other security breach of third-party systems or infrastructure, expose us to risk.

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Furthermore, our ability to protect and monitor the practices of our third-party service providers is more limited than our ability to protect and monitor our own IT systems and infrastructure. The occurrence of these and other incidents could damage our IT systems and infrastructure, or those of third-party service providers, and adversely affect our business, financial condition and operating results.

Our IT systems or those of our third-party service providers may be accessed by unauthorized users, such as cyber criminals, as a result of a failure, disruption, cyberattack or other security breach, exposing us to risk. As techniques used by cyber criminals change frequently, a failure, disruption, cyberattack or other security breach may go undetected for a long period of time. A failure, disruption, cyberattack or other security breach of our IT systems or infrastructure, or those of our third-party service providers, could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss, or destruction of Company, employee, independent beauty consultants, customer, vendor, or other third-party data, including sensitive or confidential data, personal information and intellectual property.

We are investing in industry standard solutions and protections and monitoring practices of our data and IT systems and infrastructure to reduce these risks and continue to monitor our IT systems and infrastructure on an ongoing basis for any current or potential threats. Such efforts and investments are costly, and as cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. As a company that operates globally, we could be impacted by commercial agreements between us and processing organizations, existing and proposed laws and regulations, and government policies and practices related to cybersecurity, privacy and data protection.

Despite our efforts, our and our third-party service providers’ data, IT systems and infrastructure may be vulnerable. There can be no assurance that our efforts will prevent a failure, disruption, cyberattack or other security breach of our or our third-party service providers’ IT systems or infrastructure, or that we will detect and appropriately respond if there is such a failure, disruption, cyberattack or other security breach. Any such failure, disruption, cyberattack or other security breach could adversely affect our business, including our ability to expand our business, cause damage to our reputation, result in increased costs to address internal data, security, and personnel issues, and result in violations of applicable privacy laws and other laws and external financial obligations such as governmental fines, penalties, or regulatory proceedings, remediation efforts, such as breach notification and identity theft monitoring, and third-party private litigation with potentially significant costs. In addition, it could result in deterioration in our employees’, independent beauty consultants, customers’, or vendors’ confidence in us, which could cause them to discontinue business with us or result in other competitive disadvantages.

The loss of members of our senior management, the weakening of our corporate culture and/or our inability to attract, retain and train key personnel may adversely affect our business, financial condition and operating results.

We believe that our ability to retain our competitive advantage largely depends on our executive leaders and the corporate culture our management promotes. The loss of any member of our top management or our inability to attract and retain experienced managers could disrupt our operations and have an adverse effect on our business. If members of our senior management team resign, we may not be able to sustain our existing culture or replace them with individuals of the same experience and qualification. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect us.

In addition, our future success also depends on our ability to identify, attract, hire, train, retain, motivate and manage other personnel with specific skills and knowledge. Competition for these personnel is intense, and we may not be able to successfully attract, hire, train, retain, motivate and manage sufficiently qualified personnel, which may adversely affect our business.

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Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which could result materially adversely affect our financial performance.

Our comparable store sales and quarterly results of operation have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable store sales and quarterly financial performance, including:

•	seasonality;

•	changes in our merchandising strategy or mix;

•	the effectiveness of our inventory management;

•	timing and concentration of new store openings, including additional human resource

•	requirements and related pre-opening and other start-up costs;

•	cannibalization of existing store sales by new store openings;

•	levels of pre-opening expenses associated with new stores;

•	timing and effectiveness of our marketing activities, such as new products, direct marketing

•	activity, television and magazine advertisements;

•	actions by our existing or new competitors;

•	general economic conditions and, in particular, the retail sales environment; and

•	store employees’ motivation and effectiveness.

Accordingly, our results for any one financial quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In that event, our result of operations may fluctuate significantly.

Our inability to attract and retain our independent beauty consultants may materially adversely affect our business, financial condition and operating results.

The inability to attract and retain our independent beauty consultants could materially adversely affect our business, financial condition and operating results. We conduct our business in the countries in which we operate mainly in the form of direct sales through a network of independent beauty consultants, who sell our Natura- branded products, and independent sales advisors (Natura business leader sales consultants), who, in addition to selling our products, are also responsible for sharing business information and guidelines to small groups of Natura consultants. These independent beauty consultants are our main sales channel for our Natura-branded products and our business expansion is linked to the growth of the resellers network.

Natura consultants and Natura business leader sales consultants are independent beauty consultants who buy products directly from us and sell them to their clients. There is no exclusivity agreement between us and our independent beauty consultants, nor do we require a minimum period of association with us. As of June 30, 2019, we had approximately 1.0 million Natura consultants in Brazil and 0.7 million such consultants outside of Brazil. There is a high rate of turnover among consultants and business leader sales consultants, which is a common characteristic of the direct-selling business. Our success in attracting and retaining independent beauty consultants depends on a series of factors, which include:

•	maintaining close and quality relationships with our independent beauty consultants;

•	continuing to create innovative and successful products, which is important to secure the interest of independent beauty consultants in our company and the Natura brand;

•	maintaining the average prices of products that enable our independent beauty consultants to increase their profits;

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•	public perception of our Natura brand, the line of products and the direct sales channel;

•	competitiveness among independent beauty consultants of other direct sales companies;

•	the level of service provided to independent beauty consultants;

•	macroeconomic conditions in Brazil and other countries in which we operate;

•	our ability to successfully execute our digital strategy;

•	our ability to successfully implement other initiatives in the direct-selling channel;

•	our ability to improve our brochure and product offerings;

•	the legal, administrative and other conditions imposed on independent beauty consultants by the authorities of the countries in which we operate; and

•	our ability to improve our marketing and advertising.

We cannot guarantee that our suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our suppliers’ production chains, we cannot guarantee that suppliers will not have issues regarding working conditions, sustainability, outsourcing of the production chain and improper safety conditions, or that they will not use these irregular practices in order to lower product costs. If a significant number of our suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be materially adversely affected, causing thereby a reduction in net operating revenues and results of operations and the market prices of our notes.

Changes in the legal status of independent beauty consultants and business leader sales consultants could adversely affect our operating results.

The independent beauty consultants and business leader sales consultants who work with us are not our employees. However, the Brazilian government could enact laws or regulations, or interpret existing laws or regulations in such a way that could characterize independent beauty consultants and advisors as employees or otherwise oblige us to make social security contributions on their behalf. Any changes in law or unfavorable court decisions that find the existence of employment relationship or result in our obligation to make social security contributions or other labor charges for our independent beauty consultants and business leader sales consultants would result in substantial additional costs that could result in a need for us to restructure our business and materially adversely affect our financial condition and operating results. Similar changes in other countries in which we operate could also cause adverse impacts on our strategy and results. For further information on the legal status of our independent beauty consultants, please see “Information about Natura &Co—Legal status of our independent beauty consultants and business leader sales consultants.”

We may be liable for the labor and pension obligations of third-party suppliers.

Pursuant to Brazilian labor laws, if third-party service providers that provide services to us do not comply with their obligations under labor and social security-related laws, we may be held jointly liable for any such noncompliance, resulting in fines and other penalties that may materially adversely affect us. We may also be held liable for bodily injury or death within our premises of employees of third parties providing services to us, which may adversely affect our reputation and our business.

We could incur losses and expend significant time and money defending lawsuits and arbitration proceedings. Unfavorable outcomes in litigation or our inability to post judicial collateral or provide guarantees in pending legal or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may, in the future, become party to litigation, including, for example, new tax assessments, claims alleging violation of the federal securities laws or claims relating to employee or employment matters, our

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products or advertising. Currently, we are party to several civil, administrative, environmental, labor, tax and arbitration proceedings. These claims involve substantial amounts under dispute and could also result in other punitive measures. Several individual disputes account for a significant portion of the total claims against us.

We cannot guarantee that such proceedings will have favorable outcomes for us or that the provisions made will be sufficient to pay any amounts due. Any proceedings that require us to make substantial payments, affect our reputation or otherwise interfere with our business operations could have a material adverse effect on our business, financial condition and operating results. In case of unfavorable decisions against us in claims involving substantial amounts, or if the actual losses are significantly higher than the provisions we have recorded in our financial statements, our financial condition and operating results could be adversely affected. Moreover, our management may be forced to dedicate its time and attention to defend against these claims, which could prevent it from concentrating on our core business. Depending on the result, certain lawsuits could result in restrictions to our operations and adversely affect our business, financial condition and operating results.

Additionally, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings that claim substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings, and may have an adverse outcome on the business, financial condition and operational results of the Company. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached, or that we will be able to obtain tax good standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

The cosmetics, fragrances and toiletries segment is susceptible to periodic slowdowns as a result of decreases in consumer purchasing power, economic downturns and unfavorable economic cycles.

Historically, the cosmetics, fragrances and toiletries segment has been susceptible to periods of general economic slowdown that have led to a decline in consumer spending. Adverse economic conditions may significantly reduce the spending capacity of consumers and their disposable income, which could materially adversely affect our sales, operating results and financial condition.

The success of operations in most of the business segments where we operate depends on various factors related to consumer expenditures and consumers’ income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions and employment and salary levels.

Our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the gross domestic product, or GDP, of the countries in which we operate. We cannot ensure that the GDP of the countries in which we operate will increase or remain stable. Developments in the macroeconomic conditions of the countries in which we operate, including Brazil which has been experiencing an economic slowdown since 2012, may affect such countries’ growth rates and, consequently, us. Any decrease or slowdown in such growth may materially adversely affect our sales and our results of operations.

We may face challenges in developing our omnichannel strategy and expanding our operations to e-commerce.

The coordinated operation of our network of physical stores and e-commerce platforms across multiple brands is fundamental to the success of our omnichannel strategy. If we are unable to align and integrate the strategies of our multiple sales channels, or if our respective sales channels compete against each other, we may be unable to fully benefit from the advantages that an omnichannel, dual-model and multiformat strategy offers, which may materially adversely affect us.

Also, consumers are increasingly embracing online shopping and mobile commerce applications. As a result, a greater portion of total consumer expenditures with retailers and wholesalers could occur online and

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through mobile commerce applications. If we fail to maintain or grow our overall market position through the integration of our physical retail presence and e-commerce platform across our brands, our net sales and financial performance could be adversely affected. In addition, a greater concentration of retail and wholesale sales in online and mobile commerce sales could result in a reduction in the amount of traffic we have in our physical stores.

Conditions in the online sales market could also change rapidly and significantly as a result of technological advances. New start-up companies that innovate and large competitors that are making significant investments in e-commerce may create similar or superior e-commerce platforms and technologies that will be disruptive both to our e-commerce and the operations of our physical stores.

The Natura, The Body Shop and Aesop brands have historically used e-commerce to different degrees and may continue to have different strategies for their e-commerce platforms. As we continue expanding our e-c ommerce operations across our brands, we will continue to face risks associated with online businesses. In addition, we may pursue strategies within e-commerce that our brands have not utilized before, and we may expand into e-commerce in countries and jurisdictions in which we have less experience and in which our brands may be less well-known by customers. We may be unable to attract a sufficient number of customers and other participants, fail to anticipate competitive conditions or face difficulties in operating effectively across all of our channels and business formats, and could also be the target of illegal and fraudulent uses of our e-commerce platforms. Accordingly, any efforts to expand our e-commerce operations may not be successful, which could limit our ability to grow our revenue, net income and profitability, adversely affecting our results of operations. See “Information about Natura &Co—Our Distribution Processes.”

Restrictions on credit availability to consumers in Brazil may adversely affect our sales volumes.

Sales in installments are an important component of the result of operations of retail companies in Brazil. The increase in the unemployment rate, combined with high interest rates, may result in increased restrictions on the availability of credit to consumers in Brazil. As of June 30, 2019, the unemployment rate in Brazil was 12%, according to the IBGE. Our sales volumes and, consequently, our result of operations may be adversely affected if credit availability to consumers decreases, or if policies are introduced by the Brazilian government that further restrict the granting of credit to consumers.

The Brazilian federal government, through the National Monetary Council (Conselho Monetário Nacional) and the Brazilian Central Bank, periodically introduce regulations designed to regulate the availability of credit in order to reduce or increase consumption and, consequently, to control the rate of inflation. These regulations include, among other tools, (1) modifying the requirements imposed on compulsory deposits on loans, deposits and other transactions; (2) regulating the maximum term of financings; and (3) imposing limitations on the amount of financing that may be obtained. These regulations may reduce our customers’ ability to obtain credit from financial institutions, and some of these can affect the financial and credit market for extended periods of time. We cannot assure you that in the future the Brazilian federal government will not adopt new regulations that reduce the access of our customers to credit from financial institutions.

In addition to providing for sales in installments, we may also extend other forms of credit to customers. Any form of lending carries a risk that our customers may not repay the credit we extend to them. An increase in the unemployment rate, an increase in interest rates, or any economic downturn may further reduce the likelihood of repayment by our customers, which could require us to suffer losses and raise the rates we charge. Any increase in interest rates by us may decrease the likelihood that customers will be able to take on debt to purchase our products.

Reductions in credit availability and more stringent credit policies by us and credit card companies (as well as increased interest rates) may negatively affect our sales. Unfavorable economic conditions in Brazil, or unfavorable economic conditions globally that impact the Brazilian economy, may significantly reduce available

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income and consumer expenditure, particularly in the lower income classes, who have relatively less credit access than higher income classes, more limited debt refinancing conditions and are more susceptible to increases in the unemployment rate. These conditions may cause a material adverse effect on our sales, our business and our results of operations.

Our dependence on credit card companies for sales and consumer financing is a growing trend.

Our business is relatively dependent on credit cards as it is one of the preferred payment methods of our customers. In order to execute credit card sales, we are dependent on the policies of credit card companies, and are affected by the fees that such companies charge us. Any change in the policies of the credit card issuers, including, for example, the administration fee charged to merchants, could materially adversely affect our business and results of operations.

Our franchise business models present a number of risks.

Our success increasingly relies on the financial success and cooperation of franchisees across the Natura, The Body Shop and Aesop brands, yet we have limited influence over their operations. Our margins from physical retail stores arise from two primary sources: fees from franchised stores (e.g., rent and royalties based on a percentage of sales, as well as the revenues from products we sell to our franchisees) and, to a lesser degree, sales from company-operated stores. Our franchisees manage their businesses independently, and therefore are responsible for the day-to-day operation of their stores. The revenues we realize from franchised stores are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, store closures or delayed or reduced payments to us. Our refranchising effort will increase that dependence and the effect of those factors.

Our success also increasingly depends on the willingness and ability of independent franchisees to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. Franchisees’ ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the creditworthiness of our franchisees or the Company. Our operating performance could also be negatively affected if our franchisees experience operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation. If franchisees do not successfully operate stores in a manner consistent with our required standards, the image and reputation of our brands could be harmed, which in turn could materially adversely affect our business and operating results.

Our business depends on a supply chain and consequently we face inherent logistics-related risks.

If operations at our distribution centers are adversely affected by factors beyond our control, such as fire, natural disasters, power shortages, failures in the systems, among others, and in the event that no other distribution center is able to meet the demand of the region affected, the distribution of products to the regions supplied by the affected distribution center will be impaired, which may adversely affect us. Our operations may be materially adversely affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of our clients.

Additionally, any significant interruptions, failures or changes in the logistics infrastructure we or our suppliers use to deliver products in our distribution centers could prevent the timely or successful delivery of the products to our clients and adversely affect our operations.

Our distribution network is sensitive to fluctuation in oil prices, and any increases in the price, disruption of supply or shortage of fuel may result in increased shipping costs and adversely affect our business and results of operation.

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Furthermore, if stringent regulations to combat street traffic are enacted imposing further restrictions on the delivery of products to our clients within certain hours of the day in certain municipalities where we operate, our ability to distribute products in a timely manner to our clients may be affected. A general increase in street traffic can also impact our ability to distribute products to our clients in a timely manner. Also, our e-commerce business is subject to similar risks, and as we expand our e-commerce platform these risks may affect our ability to deliver products to our end-consumers in a timely manner. Any inability to promptly and successfully deliver the products we sell to our customers through our e-commerce platform may result in the loss of their business and materially adversely affect our reputation, which may have an adverse impact on our sales.

We are not insured against all risks affecting our activities and our insurance coverage may not be sufficient to cover all losses and/or liabilities that may be incurred by our operations.

We cannot provide assurance that our insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our policies, such as war, force majeure or certain business interruptions. In addition, we cannot provide assurance that when our current insurance policies expire, we will be able to renew them at sufficient and favorable terms. Claims that are not covered by our policies or the failure to renew our insurance policies may materially adversely affect us.

Changes in the availability and costs of energy and other utilities could materially adversely affect us.

Our operations consume material quantities of energy and other utilities. Energy and utility prices have been subject to significant price volatility in the recent past in Brazil, including as a result of climate conditions, and may be again in the future. For instance, high energy prices over an extended period of time, as well as changes in energy taxation and regulation in certain geographies, may result in a material adverse effect on our operating revenues and could materially adversely affect our profitability. There is no guarantee that we will be able to pass along increased energy and public utility costs to our customers.

We may not be able to execute our strategy of sourcing a sufficient volume and variety of products at competitive prices or adequately managing our supply of inventory, which could have a material adverse effect on us.

Our business is dependent on our ability to strategically source a sufficient volume and variety of products at competitive prices. In addition, we may significantly overstock low-acceptance products and be forced to take significant markdowns. We cannot assure you that we will continue to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse on our business and financial results. In addition, overstocked goods in our distribution centers may become obsolete or their validity may expire during the time it takes to be delivered to our clients. In addition, the improper handling of products may result in their breakage or malfunctioning.

Further, if we or any third party warehousing provider engaged by us fail to store our inventory at optimal conditions, such as at optimal temperatures and humidity levels, the quality and shelf life of our products may be adversely affected, and we may as a result suffer damage to our reputation, which may adversely affect our results of operation.

A work stoppage or significant strike from our labor force may affect our operations.

A number of our employees are represented by labor unions and covered by collective bargaining or similar labor agreements, which are subject to periodic renegotiation within the time frames established by law. Strikes and other work stoppages or other labor disruptions in any of our facilities or labor unrest disrupting any of our third-party suppliers of goods or services may have a material adverse effect on our business and results of operations.

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We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands (including our private labels) and to defend our intellectual property rights, including trademarks, domain names, trade secrets and know-how. There is also a risk that we could, by omission, fail to renew a trademark in a timely manner or that our competitors will challenge, invalidate or circumvent any existing or future trademarks issued to, or licensed by, us. We cannot be certain that the steps we have taken to protect our portfolio of intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on us, and in particular, on our ability to develop our business.

Counterfeiting and imitation have occurred in the past for many consumer products, including cosmetics. As our Natura, The Body Shop, Aesop among others, brands are well-known brands around the world, we have in the past experienced counterfeiting and imitation of our products. We are unable to guarantee that counterfeiting and imitation will not occur or, if it does occur, that we would be able to detect and address the problem effectively. Any occurrence of counterfeiting or imitation could impact negatively upon our reputation and brand name, lead to loss of consumer confidence in our brand, and, as a consequence, adversely affect our results of operation.

The laws of some foreign countries do not protect our proprietary rights as fully as do the laws of Brazil, the United States, or the European Union member States. As a result, we may not be able to protect our intellectual property rights adequately by legal means in some of the jurisdictions where we do business. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. The costs required to protect our trademarks, trade names and patents, including legal fees and expenses, could be substantial.

Litigation may also be necessary to defend against claims of infringement or invalidity by others as we actively pursue innovation in the cosmetics and toiletries industry and enhance the value of our intellectual property portfolio. An adverse outcome in litigation or any similar proceedings could adversely affect our business, financial condition and results of operation. In addition, the diversion of management’s attention and resources while addressing any intellectual property litigation claim, regardless of whether the claim is valid, could be significant and could significantly affect our business, financial condition and results of operation.

Please see the section headed “Business—Intellectual Property” for further information relating to our intellectual property.

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could materially harm our business and standing with our customers.

We collect, store, process, and use certain personal information and other customer data in our business. A significant risk associated with our business and communications in general is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may adversely affect us. We must ensure that any processing, collection, use, storage, dissemination, transfer and disposal of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. Currently, a number of our customers authorize us to bill their credit card accounts directly. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information.

Our facilities and systems, either of our e-commerce platform or our physical stores, as well as those of our third-party service providers, may be vulnerable to security breaches, fraud, acts of vandalism, computer viruses,

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misplaced or lost data, programming or human errors, or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or vendors in our online marketplace platform, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. We cannot provide assurance that our security measures will prevent security breaches or that failure to prevent them will not have a material adverse effect on us.

The interests of our controlling shareholders may conflict with the interests of our other shareholders.

Our controlling shareholders, have the power to, among other things, appoint the majority of the members of our board of directors and determine the outcome of certain resolutions requiring approval from shareholders, including with regards to matters pertaining to related party transactions, corporate restructurings, disposal of assets, partnerships, and the timing, conditions and amounts of any future dividend payments (subject to any minimum level of dividend payments required to our by-laws which require us to distribute at a minimum 30% of our profits as dividends or interest on equity each fiscal year). Our controlling shareholders may be interested in carrying out acquisitions, disposal of assets or partnerships, seek financing or enter into similar transactions that may conflict with the interests of our other shareholders. For further information on our controlling shareholders, please see “Major Shareholders and Related Party Transactions.”

Changes in environmental laws and regulations can adversely affect our business, including our capacity to develop new products.

Our operations are subject to strict environmental laws at the national, sub-national and municipal levels, including regulations related to water consumption, solid waste, biodiversity protection and gas emissions, among others. In addition, we require permits and licenses to carry out certain of our activities. If we fail to comply with these laws and regulations or obtain the required permits and licenses, we could be subject to fines and other sanctions including the cancellation of our permits and licenses and we and our executive officers and directors could be subject to criminal sanctions. Certain environmental licenses and permits that we require to carry out some of our activities are in the process of being obtained or renewed, and we cannot assure you that we will be able to obtain or renew such licenses. We may have to incur in expenses related to remedial environmental measures or suspend certain of our operations until remedial measures are taken. Government agencies or other authorities may also enact new rules and regulations that are more restrictive or may interpret existing laws and regulations more restrictively, which could result in additional expenses related to compliance with environmental laws and regulations, which in turn, could adversely affect our business, financial condition and results of operations.

In particular, Brazilian environmental rules and regulations could become more restrictive in areas related to our activities, including with regard to climate change (greenhouse gas emission standards), solid waste (targets for return of packaging to the Company and its recycling after use by consumers) and water resources (payments by companies in Brazil for use of water), among other issues. In December 2009, the Brazilian Congress approved the National Policy on Climate Change (Política Nacional sobre Mudança do Clima), or the PNMC, which sets forth objectives based on the commitments voluntarily undertaken by Brazil at the UN Framework Convention on Climate Change, the Kyoto Protocol and other international norms on climate change. The PNMC could result the implementation of new technologies and/or industrial conditions that restrict our production and selling activities and increase or costs. Brazil’s National Policy on Solid Waste, enacted in 2010, includes an obligation to return product packaging to improve recycling. This policy could introduce additional environmental obligations on manufacturers related to the collection of such materials.

Our innovation strategy is mainly based on using the biodiversity of the Pan-Amazon region. This critical element of our strategy could be impaired if new laws or regulations, or even different interpretations of existing laws, further restrict the use of Brazil’s natural resources or the associated traditional knowledge and we increase

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our research and development costs. The biodiversity protection rules set forth in the UN Convention on Biological Diversity, in the Nagoya Protocol on Access to Genetic Resources and the Fair and Equitable Sharing of Benefits Arising from their Utilization and in applicable laws represents additional costs and challenges to our research and development initiatives. In the future, these rules could become stricter, increasing our innovation and product launch costs. These changes could adversely affect our business, financial condition and results of operations, as well as our image as a company that creates, among others, products developed from the resources in Brazil’s ecosystem.

We may not have access to new financing on favorable conditions to meet our capital needs and fulfill our financial obligations.

We rely on obtaining financing and refinancing of existing indebtedness in order to operate our business, implement our strategy and grow our business. We need bank guarantees to obtain credit facilities from financial institutions, and we typically need insurance guarantees in order in connection with court proceedings to which we are a party. Recent disruptions in the global credit markets and their effect on the global and Brazilian economies could materially adversely affect our ability to raise capital and materially and adversely affect our business.

Substantial volatility in the global capital markets, unavailability of financing in the global capital markets at reasonable rates and credit market disruptions have had a significant negative impact on financial markets, as well as on the global and domestic economies. In particular, the cost of financing in the global debt markets has increased substantially, greatly restricting the availability of funds in such markets. Further, volatility in the markets has led to increased costs for obtaining financing in the credit markets, as many creditors have raised interest rates, adopted more rigorous loan policies, reduced volume and, in some cases, ceased offering financing on standard market terms. If we are unable to obtain new financing or to refinance existing loans when necessary, or obtain or renew insurance guarantees on reasonable terms or at all, we may face difficulties in complying with our financial obligations or explore business opportunities. This possible scenario would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to comply with restrictive covenants under our financing agreements.

We are subject to certain restrictive covenants relating to leverage levels in certain of our financing agreements (including our debentures), as well as the maintenance of bank guarantees in respect of our obligations under such agreements, with the failure to maintain any such bank guarantees constituting an event of default. Therefore, any failure by us to comply with the restrictive covenants in our credit agreements as a result of adverse conditions in our business environment, or put in place bank guarantees for certain agreements, may trigger the acceleration of part of our indebtedness, limit our access to new credit facilities on which we depend to implement our investment plan as well as materially adversely affect our business and results of operations.

We may not be able to successfully integrate the operations of The Body Shop and face other risks associated with the acquisition.

We acquired The Body Shop in September 2017. We may not be able to successfully integrate The Body Shop into our business, or successfully implement appropriate operational, financial and administrative systems and controls to achieve the benefits that we expect to result from the acquisition of The Body Shop. Risks we face include: (1) failure of The Body Shop to achieve expected results; and (2) possible inability to achieve expected synergies and/or economies of scale.

In addition, the acquisition of The Body Shop may expose us to successor liability relating to prior actions of The Body Shop and its management or contingent liabilities incurred prior to our involvement, and will expose us to liabilities associated with ongoing operations, in particular to the extent we are unable to adequately and safely manage such acquired operations. A material liability associated with The Body Shop’s operations

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could adversely affect our reputation and have a material adverse effect on us. Also, undisclosed liabilities from the acquisition of The Body Shop may harm our financial condition and operating results.

We depend on third parties to manufacture our products.

We have entered into agreements with third-party contractors to manufacture the products which we sell. The loss or expiration of these agreements with third-party contractors or our inability to renew these agreements or to negotiate new agreements with other providers at equivalent rates could adversely affect our business and financial performance. Contractors’ negligence could compromise the quality and safety of our products and expose us to the risk of liability for product liability and environmental damage caused by such third parties. We expect that we will be dependent on such agreements for the foreseeable future. For more information about our third-party manufacturing agreements, see “Information About Natura &Co—Material Agreements.”

We may not be able to successfully dissociate the operations of The Body Shop from those of L’Oréal.

We acquired The Body Shop from L’Oréal in September 2017. We may not be able to successfully dissociate The Body Shop from the business of L’Oréal. The risks we face in this respect include the failure to adequately replace certain systems and infrastructure to which The Body Shop had access when it was part of the L’Oréal group with equivalent Natura or The Body Shop systems and infrastructure. In addition, the business of The Body Shop could be interrupted, or suffer loss of momentum or key personnel, following its acquisition by us. Any of these factors could adversely affect the business, financial condition and results of operations of The Body Shop and, consequently, our business, financial condition and results of operations.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Following the Transaction, Natura &Co Holding, as a foreign private issuer, will need to comply with the reporting, disclosure control and other applicable obligation under the Exchange Act, the Sarbanes-Oxley Act and Dodd Frank Act, as well as rules adopted, and to be adopted, by the SEC and NYSE. Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2019. We are only required to provide such a report for the fiscal year ending in December 31, 2020.

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In addition, we cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our cash flows, results of operations or financial condition. If we are unable to conclude that our internal controls over financial reporting are effective, or if the independent registered public accounting firm reports that we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the trading price of our shares could decline, and we could be subject to sanctions or investigations by NYSE, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares.

Our management is in a process of assessing the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2018, our independent registered public accounting firm reported two deficiencies which were considered material weaknesses in our internal controls over financial reporting as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically, the controls over the following matters were not considered fully effective: (i) the design and operating effectiveness of controls over the accounting for certain business combinations and (ii) the design and operating effectiveness of controls over the financial reporting that would prevent, detect and correct material misstatements.

We have adopted a remediation plan with respect to the material weaknesses identified above by enhancing our controls over preparation and review of documents that will support management assessments of accounting issues, hiring several new, experienced personnel in our financial reporting organization, adopting revised processes and procedures and modifying our structure, changing certain financial reporting systems and the design of our financial reporting internal controls to provide additional levels of review as well as putting in place an ongoing training program for the finance and accounting staff.

For details of the controls and remediation plan mentioned above, see the section of this proxy statement/ prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Natura &Co—Internal Controls and Deficiencies.”

Risks Relating to the Countries in Which We Operate

Risks related to the economic and political conditions in the countries in which we operate may negatively affect our business.

We have operations throughout the world. We are exposed to the risks related to changes in social, political and economic conditions, including inflation, inherent to foreign operations, which could adversely affect our business, financial condition and results of operations. Changes in laws and policies that govern foreign investment in countries in which we operate, hyperinflation, currency depreciation, exchange controls, changes in consumer buying habits, and changes in procurement channels could also have an adverse effect on our business, financial performance and results of operations.

Our business may be materially adversely impacted by unfavorable economic, political, social or other developments and risks in the countries in which we operate.

We may be materially adversely affected by unfavorable economic developments in any of the countries where we have distribution networks, marketing companies or production facilities. In particular, our business is

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dependent on general economic conditions in our most important markets, including in Brazil and the United Kingdom. A significant deterioration in economic conditions in any of our important markets, including economic slowdowns or recessions, inflationary pressures and/or disruptions to credit and capital markets, could lead to decreased consumer confidence and consumer spending more generally, thus reducing demand for our products. Unfavorable economic conditions could also negatively impact our customers, suppliers and financial counterparties, who may experience cash flow problems, increased credit defaults or other financial issues. In addition, volatility in the credit and capital markets caused by unfavorable economic developments and uncertainties could result in a reduction in the availability of, or an increase in the cost of, our financing. Our business could also be affected by other economic developments such as fluctuations in currency exchange rates, the imposition of any import, investment or currency restrictions, including tariffs and import quotas, or any restrictions on the repatriation of earnings and capital. Any of these developments may have a material adverse effect on our business and financial results.

Our operations are also subject to a variety of other risks and uncertainties related to its global operations, including adverse political, social or other developments. Political and/or social unrest or uncertainties, potential health issues, natural disasters, politically-motivated violence and terrorist threats and/or act may also occur in countries where we have operations. Any of the foregoing could have a material adverse effect on our business, financial condition and performance.

Many of the above risks are heightened, or occur more frequently, in emerging markets. A substantial portion of our operations is conducted in emerging markets. In general, emerging markets are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, currency convertibility, corruption, crime and lack of law enforcement, expropriation of assets, and sovereign default, as well as additional legal and regulatory risks and uncertainties. Developments in emerging markets can affect our ability to import or export products and to repatriate funds, as well as impact levels of consumer demand and therefore our levels of sales or profitability. Any of these factors may affect us disproportionately or in a different manner from our competitors, depending on our specific exposure to any particular emerging market, and could have a material adverse effect on our business and financial results.

Changes in existing laws and regulations and/or the imposition of new laws, regulations, restrictions and/or other entry barriers may cause us to incur additional costs to comply with the more stringent rules and/or limit our ability to expand, which could slow down our product development efforts, limit our growth and development and have an adverse impact on our financial position.

We are subject to compliance with various laws and regulations relating to cosmetic products and general consumer protection and product safety in the jurisdictions in which we sell our products. These rules principally set out requirements for the composition, testing, labelling and packaging of our products. Failure to comply with these rules may result in the imposition of conditions on or the suspension of sales or seizure of our products, significant penalties or claims and, in some jurisdictions, criminal liability. In the event that the countries in which we sell our products increase the stringency of such laws and regulations, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers. In the event that any such change in law or regulations requires that we obtain a license or permit for our operations, we may be unable to obtain or, if obtained, maintain such license or permit, which may result in a temporary or permanent suspension of some or all of our business activities, which could disrupt our operations and adversely affect our business. Further, in the event that any jurisdiction in which we operate or plan to operate imposes any new laws, regulations, restrictions and/or other barriers to entry, our ability to expand may be thereby limited and our growth and development may be adversely affected.

Risks related to Brazilian economic and political conditions may negatively affect our business.

We conduct a substantial part of our operations in Brazil. The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles.

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Brazilian GDP, in real terms, decreased 3.6% in 2015 and 2.7% in 2016, and increased 1.1% and 1.1% in 2017 and 2018, respectively. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of our products. As a result, these developments could impair our business strategies, results of operations and financial condition. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policy and regulations. The Brazilian government’s modifications to laws and regulations according to political, social and economic interests have often involved, among other measures, increases or decreases in interest rates, changes in fiscal and tax policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict the measures or policies that the Brazilian government may take in the future.

Our business, financial performance and results of operations may be adversely affected by changes in policy and regulations involving or affecting certain factors, such as:

•	inflation;

•	exchange rate movements;

•	exchange rate control policies;

•	interest rate fluctuations;

•	liquidity available in the domestic capital, credit and financial markets;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;

•	ports, customs and tax authorities’ strikes;

•	changes in transportation market regulations;

•	price increases of oil and other inputs;

•	price instabilities;

•	labor and social security regulation;

•	energy and water shortages and rationing;

•	fiscal policies; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

Instability resulting from any changes by the Brazilian government to policies or regulations that may affect these or other factors in the future may contribute to economic uncertainty in Brazil and intensify the volatility of Brazilian securities markets and securities issued abroad by Brazilian companies. The President of Brazil has the power to define the policies and actions of the Brazilian government in relation to the Brazilian economy and thereby affect the operations and financial performance of Brazilian companies, including our own. We cannot fully predict what impact political events and global and Brazilian macroeconomic developments may have on our business. In addition, as a result of the current political instability, there is considerable uncertainty as to future economic policies and we cannot predict which policies will be adopted by the Brazilian government and if these policies will adversely affect the economy, our business or our financial condition. The current political and economic instability has also led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities market, which may also have an adverse effect on our business. Any recurring economic instability and political uncertainty may adversely affect our business.

The ongoing economic and political crisis in Brazil may have a material adverse effect on our business, operations and financial condition.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the

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general public and have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Despite the ongoing recovery of the Brazilian economy, weak macroeconomic conditions in Brazil are expected to continue throughout 2019. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of the Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

In August 2016, the Brazilian Senate approved the removal of then-President Dilma Rousseff from office, after completion of the legal and administrative impeachment proceedings, on the grounds of violation of budgetary laws. Michel Temer, who had been serving as acting president since her removal in May, assumed full power for the remaining portion of the presidential term, which ended in 2018. In addition, the Dilma/Temer campaign was prosecuted for abuse of political and economic power and illegal campaign financing in the 2014 presidential campaign. On June 9, 2017, the Brazilian Superior Electoral Court cleared Mr. Temer of wrongdoing regarding the 2014 presidential campaign. However, Mr. Temer’s approval ratings remained historically low and he faced scrutiny over other matters, including allegations of bribery and other corrupt acts, which has contributed to the uncertain political and economic environment in Brazil. After a tumultuous presidential campaign, Congressman Jair Bolsonaro defeated Fernando Haddad in the second round of the presidential elections, held on October 28, 2018, and became president of Brazil on January 1, 2019. It is not clear if, and for how long, the political divisions in Brazil that emerged before the election will continue under the Bolsonaro presidency. It is also not clear what effects, if any, such political division will have on the ability of President Bolsonaro to govern Brazil and implement reforms. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this proxy statement/prospectus, the Brazilian Congress has begun approving a reform of the country’s pension system. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the real and an increase in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

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During his presidential campaign, Mr. Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Mr. Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured Congress. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes. Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for presidency, particularly in relation to certain of his behavioral views, and we cannot predict the ways in which a divided electorate may continue to impact his presidency and ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our common shares. Any continuation of such division could result in an impasse in Brazil’s Congress, political unrest and massive protests and/or strikes that could adversely affect our operations. Uncertainty regarding the implementation by the new government of related changes in monetary, fiscal and pension policies, as well as pertinent legislation, could contribute to the economic instability. These uncertainties and new measures could increase the volatility of Brazilian securities markets.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments on our business. Recent economic and political instability has led to a negative perception of the Brazilian economy and increased volatility in the Brazilian securities markets, which also may adversely affect us and our securities. Any continued economic instability and political uncertainty may materially adversely affect our business and the trading prices of any of our securities.

Inflation and government measures to curb inflation may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally, particularly prior to the introduction of comprehensive currency reform (the Plano Real) in July 1994. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets. According to the General Price Market Index (Índice Geral de Preços—Mercado), calculated and published by Fundação Getúlio Vargas, or IGP-M, a general price inflation index, the inflation rates in Brazil were 4.38%, 7.6%, 0.5% and 7.2%, respectively, for the six months ended June 30, 2019 and for the fiscal years ended December 31, 2018, 2017 and 2016.

In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the IBGE, the Brazilian price inflation rates were 2.23%, 3.7%, 2.9% and 6.3%, respectively, for the six months ended June 30, 2019 and for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016. Between January 2004 and December 2010, the SELIC rate varied between 8.65% per annum and 19.75% per annum. In 2011, the SELIC rate varied between 10.66% per annum and 12.42% per annum, in 2012 between 7.11% per annum and 10.90% per annum, in 2013 between 7.14% per annum and 9.90% per annum, in 2014 between 9.90% per annum and 11.65% per annum, in 2015 between 11.65% per annum and 14.15% per annum, in 2016 between 14.15% per annum and 13.65% per annum, in 2017 between 13.65% and 6.90% per annum and in 2018 between 6.90% and 6.40% per annum.

Inflation and the Brazilian government’s measures to control inflation, primarily through the Brazilian Central Bank, have had and continue to have considerable effects on the Brazilian economy and on our business. Brazil may experience substantial increases in inflation rates in future periods. Inflationary pressures may lead the Brazilian federal government to intervene in the economy, including through the implementation of governmental policies that may have an adverse effect on us and our clients. If Brazil experiences high inflation rates, we may not be able to adjust the prices of our products in order to compensate for the effects of inflation in

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our costs structure, which may have an adverse effect on us. We also have operational lease agreements with adjustment directly linked to inflation which could be materially and adversely affected if the Brazilian federal government is unable to contain the rise inflation rates.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our securities.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.875 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could result in additional inflationary pressures in Brazil, thereby leading to an increase in interest rates, limiting our access to foreign financial markets and weakening investor confidence in Brazil, and requiring the implementation of recessionary policies by the Brazilian federal government. On the other hand, the appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments and may dampen the country’s exports. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and us.

High interest rates may adversely affect our operations and financial condition.

The Brazilian government’s measures to control inflation have frequently included maintaining a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. As a consequence, official interest rates in Brazil at the end of 2018, 2017, 2016 and 2015 were 6.50%, 7.00%, 8.25%, 13.75% and 14.25% per period, respectively, as established by the monetary policy committee of the Brazilian Central Bank (COPOM). Brazilian interest rates have remained high and any increase of such interest rates may negatively affect our profits and results of operations, thereby increasing the costs of financing our operations. High interest rates may impact our cost of obtaining loans and also the cost of indebtedness, resulting in an increase in our financial expenses. This increase may adversely affect our ability to pay our financial obligations, as it reduces our cash availability. Mismatches between contracted indexes for assets versus liabilities and/or high volatilities in interest rates may result in financial losses for us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP grew by 1.9% in 2012, improving by 3.0% in 2013 but decreasing by 0.1% in 2014, then contracting by 3.6% and 3.3% in 2015 and 2016, respectively, grew by 1.1% in 2017, and grew by 1.1% in 2018 compared to 2017. Continued growth is limited by inadequate infrastructure, including potential energy shortages and deficient

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transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity as well as efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth or result in contraction and ultimately have a material adverse effect on our business.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, as well as in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2016, 2017 and 2018, there was an increase in volatility in the main Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and the uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities. In addition, we currently continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability. Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our securities.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. Brazil has lost its investment-grade sovereign debt credit rating by the three main U.S. based credit rating agencies, Standard & Poor’s, Moody’s and Fitch:

•	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative with a stable outlook in light of doubts regarding the policies to be carried out by the new government and pension reform efforts.

•	In December 2015, Moody’s placed Brazil’s Baa3’s issuer and bond ratings under review for downgrade and subsequently downgraded the issuer and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario.

•	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February

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2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently the prices of securities issued by Brazilian companies have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our securities to decline.

The exit of the U.K. from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K.’s exit from the European Union (so-called “Brexit”). On March 29, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The ongoing process of negotiations between the U.K. and the European Union will determine the future terms of the U.K.’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Although the U.K. was initially due to leave the European Union on March 29, 2019, this deadline has been extended to October 31, 2019. Despite this extension, we note that no withdrawal agreement has yet been approved. Brexit could lead to potentially divergent laws and regulations as the U.K. determines which European Union laws to replace or replicate. Uncertainty regarding the terms of Brexit, and is eventual effects once implemented, could adversely affect global economic or market conditions and investor confidence. This could, in turn, adversely affect our business and/or the market value of our securities.

Future governmental policy and regulations may adversely affect our operations and profitability.

Trade flows are materially affected by policies and regulations from Brazilian and foreign federal, state and municipal government. Governmental policies affecting economic activity such as tariffs, taxes, subsidies and restrictions on the import and export of agricultural goods and commodities, which represent a substantial part of the cargo we transport, may influence the profitability of the industry as well as the volume and type of imports and exports. Future Brazilian and foreign governmental policies may adversely affect the supply, demand and prices of our logistic services or otherwise restrict our capacity to operate in our current or prospective markets, potentially materially adversely affecting our financial performance.

The ongoing investigations regarding corruption in Brazil may materially adversely affect the growth of the Brazilian economy and could have a material adverse effect on our business.

Petrobras (Brazil’s state-owned oil company and one of the country’s largest companies in the oil, gas, energy and infrastructure sector) and a number of other Brazilian companies are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil and other relevant governmental authorities, in connection with corruption allegations (the so called “Lava Jato” investigations). In addition, elected officials and other public officials in Brazil are also being investigated for allegations of unethical and illegal conduct identified during the Lava Jato investigations, as well as other investigations.

Depending on the duration and outcome of such investigations, initiated in 2014, the companies involved may face an additional reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. These investigations have had and may continue to have an adverse effect on Brazil’s growth prospects in the near to medium term given the relatively significant weight in relation to the

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Brazilian economy of the companies cited in the investigation. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth in the near to medium term.

If we do not successfully comply with laws and regulations designed to prevent governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Our anti-corruption policies and procedures designed to prevent governmental corruption violations may not prevent our management, employees or third parties acting on our behalf in the countries in which we operate from taking actions that violate applicable laws and regulations on improper payments to government officials for the purpose of obtaining or keeping business or business advantages. Laws prohibiting such behaviors include (but are not limited to) laws relating to the OECD’s 1997 Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and the Brazilian Anti-Corruption Act. Any breach thereof may have a material adverse effect on our business, including the acceleration of loans and financing.

The Brazilian Anti-Corruption Act imposes strict liability on companies for acts of corruption, fraud or manipulation of public tenders and government contracts; and interference with investigations or inspections by governmental authorities. Companies found liable under the Brazilian Anti-Corruption Act face fines of up to 20% of their gross revenue in the immediately preceding year or, if such annual gross revenue cannot be estimated, such fines may range from R$6 thousand to R$60 million. Among other sanctions, the Brazilian Anti- Corruption Act also provides for the seizure of assets or benefits obtained illegally, the suspension or partial prohibition of operations, the dissolution of the entity and/or the prohibition to receive incentives, subsidies, donations or financing from the government or from government-controlled entities for up to five years. Other relevant laws applicable to corruption-related violations, such as the Brazilian Administrative Improbity Law (Law No. 8.492/92), also provide for penalties that include the prohibition to enter into government contracts for up to ten years.

Consequently, if we, our management, employees or third parties acting on our behalf in the countries in which we sell our products become involved in any anti-corruption or criminal investigations or proceedings in connection to our business in Brazil or in any other jurisdiction, our business could be materially adversely affected.

Risks Relating to the Natura &Co Holding Shares and Natura &Co Holding ADSs

Natura &Co Holding Shares and Natura &Co Holding ADSs to be received by Natura Cosméticos shareholders and Avon shareholders as a result of the Transaction will have rights different from the Natura Cosméticos Shares and Avon Shares they hold prior to the Transaction.

Upon completion of the Transaction, the rights of former Natura Cosméticos shareholders and Avon shareholders who become shareholders of Natura &Co Holding will be governed by the Natura &Co Holding By-Laws (the “Natura &Co Holding By-Laws”), and by the laws of Brazil. The rights associated with Natura Cosméticos Shares and Avon Shares are different from the rights associated with Natura &Co Holding Shares and Natura &Co Holding ADSs. Material differences between the rights of shareholders of Avon and the rights of shareholders of Natura &Co Holding include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares/bonus issues, preemptive rights, the election of directors, the removal of directors, the duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment or postponement of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders

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and provisions relating to the ability to amend governing documents. See the section of this proxy statement/ prospectus entitled “Comparison of the Rights of Holders of Natura &Co Holding Shares, Natura Cosméticos Shares and Avon Shares.”

The trading of Natura &Co Holding Shares and Natura &Co Holding ADSs after completion of the Transaction may cause the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs to fall.

Following completion of the Transaction, the Natura &Co Holding Shares are expected to be publically traded on the B3 and the Natura &Co Holding ADSs are expected to be publically traded on the NYSE, enabling former Avon shareholders to sell the Natura &Co Holding Shares and Natura &Co Holding ADSs they receive in the Transaction. Such sales of Natura &Co Holding Shares and Natura &Co Holding ADSs may take place promptly following the Transaction and could have the effect of decreasing the market price for Natura &Co Holding Shares and Natura &Co Holding ADSs owned by former Avon shareholders and Natura Cosméticos shareholders below the market price of the Avon Shares or Natura Cosméticos Shares owned by such Avon shareholders and Natura Cosméticos shareholders prior to completion of the Transaction.

You are being offered a fixed number of Natura &Co Holding or Natura &Co Holding ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of Natura &Co Holding Shares or Natura &Co Holding ADSs in the Transaction, rather than a number of Natura &Co Holding Shares or Natura &Co Holding ADSs with a fixed market value. Consequently, the market value of Natura &Co Holding Shares or Natura &Co Holding ADSs, and of the Avon Shares at the time of the completion of the Transaction, may fluctuate significantly from the date of this proxy statement/prospectus, and the exchange ratio that has been approved for this Transaction might not be reflective of future market price ratios of Natura &Co Holding Shares or Natura &Co Holding ADSs relative to Avon Shares. In addition, the market price of Natura &Co Holding Shares or Natura &Co Holding ADSs and Avon Shares may be adversely affected by arbitrage activities occurring prior to the completion of the Transaction. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, Avon Shares before the Transaction is completed and Natura &Co Holding Shares or Natura &Co Holding ADSs before and after the Transaction is completed.

No trading market currently exists for Natura &Co Holding Shares and Natura &Co Holding ADSs.

Prior to the Transaction, there has been no market for Natura &Co Holding Shares and Natura &Co Holding ADSs. The Natura &Co Holding Shares are expected to be listed for trading on the B3 and the Natura &Co Holding ADSs are expected to be listed for trading on the NYSE. However, there can be no assurance that an active market for Natura &Co Holding Shares and Natura &Co Holding ADSs will develop after closing of the Transaction, or if it develops, that such market will be sustained. In the absence of an active trading market for the Natura &Co Holding Shares and Natura &Co Holding ADSs, investors may not be able to sell their Natura &Co Holding Shares and Natura &Co Holding ADSs at the time that they would like to sell.

Natura &Co Holding ADSs may not be as liquid as Natura &Co Holding Shares, or shareholders’ existing Avon Common Shares or Natura Cosméticos Shares.

Some companies that have issued ADSs on U.S. stock exchanges have experienced lower levels of liquidity in their ADSs than is the case for their equity securities listed on their domestic exchange. There is a possibility that Natura &Co Holding ADSs listed on the NYSE will be less liquid than Natura &Co Holding Shares listed on the B3. In addition, investors may incur higher transaction costs when buying and selling Natura &Co Holding ADSs than they would incur in buying and selling Natura &Co Holding Shares or Avon Common Shares.

There is no guarantee that an active public market in Natura &Co Holding ADSs will develop or be sustained after consummation of the Transaction. If an active market for Natura &Co Holding ADSs does not

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develop after consummation of the Transaction, the market price and liquidity of Natura &Co Holding ADSs may be adversely affected.

The market price of Natura &Co Holding Shares and Natura &Co Holding ADSs after the Transaction may be affected by factors different from those that may currently affect the market price of Natura Cosméticos Shares and Avon Shares.

Upon completion of the Transaction, holders of Avon Shares will become holders of Natura &Co Holding Shares or Natura &Co Holding ADSs. Natura &Co Holding’s combined businesses following the Transaction will differ from those of Natura and Avon, respectively, prior to completion of the Transaction in important respects and, accordingly, after the Transaction, the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs may be affected by factors different from those currently affecting the market price of Natura Cosméticos Shares and Avon Shares, separately.

The Depositary Trust Company may not accept Natura &Co Holding ADSs for deposit and clearing within their facilities or may cease to act as depository and clearing agencies for Natura &Co Holding ADSs.

Although Natura &Co expects and will take all reasonable steps to ensure that, upon completion of the Transaction, Natura &Co Holding ADSs will be eligible for deposit and clearing within the clearance services, the clearance services are not obligated to accept Natura &Co Holding ADSs for deposit and clearing within their facilities at completion of the Transaction and, even if they do initially accept Natura &Co Holding ADSs, they will generally have discretion to cease to act as depository and clearing agencies for Natura &Co Holding ADSs. If the clearance services determine at any time that Natura &Co Holding ADSs are not eligible for continued deposit and clearance within their facilities, then Natura &Co believes that Natura &Co Holding ADSs would not be eligible for continued listing on the NYSE and trading in Natura &Co Holding ADSs would be disrupted. While Natura &Co would pursue alternative arrangements to preserve the listing and maintain trading, any such disruption could have a material adverse effect on the trading price of Natura &Co Holding ADSs.

Natura &Co Holding’s maintenance of two exchange listings may adversely affect liquidity in the market for Natura &Co Holding Shares Natura &Co Holding ADSs and result in pricing differentials between the two exchanges.

It is expected that the Natura &Co Holding Shares will be listed on the B3 and that the Natura &Co Holding ADSs will be listed on the NYSE. It is not possible to predict how trading will develop on such markets. The listing of Natura &Co Holding Shares and Natura &Co Holding ADSs on two distinct exchanges may adversely affect the liquidity of such shares in one or both markets and may adversely affect the development of an active trading market for Natura &Co Holding Shares on the B3 Natura &Co Holding ADSs on the NYSE. In addition, differences in the trading schedules, as well as the volatility in the exchange rate of the two trading currencies, may result in different trading prices for Natura &Co Holding Shares and Natura &Co Holding ADSs.

There has been no prior public market for Natura &Co Holding ADSs, and the market price of Natura &Co Holding ADSs may be volatile.

Natura &Co plans to list the Natura &Co Holding Shares on the B3 and the Natura &Co Holding ADSs on the NYSE. The market price of Natura &Co Holding Shares and Natura &Co Holding ADSs may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs, regardless of Natura &Co Holding’s actual operating performance. Factors that could cause fluctuations in the price of Natura &Co Holding Shares and Natura &Co Holding ADSs include:

•	actual or anticipated variations in quarterly operating results and the results of competitors;

•	changes in financial projections by Natura &Co, if any, or by any securities analysts that might cover Natura &Co Holding ADSs;

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•	conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

•	announcements by Natura &Co Holding or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	announcements of investigations or regulatory scrutiny of Natura &Co Holding’s operations or lawsuits filed against it;

•	additions or departures of key personnel; and

•	issuances or sales of Natura &Co Holding Shares or Natura &Co Holding ADSs, including sales of shares by its directors and officers or its key investors.

Shareholders could be diluted in the future, which could also adversely affect the market price of Natura &Co Holding Shares and Natura &Co Holding ADSs.

It is possible that Natura &Co Holding may decide to offer additional Natura &Co Holding Shares or Natura &Co Holding ADSs in the future either to raise capital or for other purposes. If Natura &Co Holding shareholders do not take up such offer of Natura Cosméticos Shares or Natura &Co Holding Shares or Natura &Co Holding ADSs or were not eligible to participate in such offering, their proportionate ownership and voting interests in Natura &Co would be reduced. An additional offering could have a material adverse effect on the market price of Natura &Co Holding ADSs.

Exchange controls and restrictions on remittances abroad may adversely affect holders of the Natura &Co Holding ADSs.

Brazilian laws provide that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian federal government may impose temporary restrictions on the repatriation by foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. For example, for six months in 1989 and early 1990, the Brazilian federal government restricted all fund transfers that were owed to foreign equity investors and held by the Brazilian Central Bank, in order to preserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal government directives. Although the Brazilian federal government has never exercised such a prerogative since, we cannot guarantee that the Brazilian federal government will not take similar actions in the future.

You may be adversely affected if the Brazilian federal government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure that the government will not take this measure or similar measures in the future. Holders of the Natura &Co Holding ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the shares, including the shares underlying the Natura &Co Holding ADSs. In such a case, the ADS Depositary will distribute reais or hold the reais it cannot convert for the account of the Natura &Co Holding ADS holders who have not been paid.

Holders of the Natura &Co Holding ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil, and all our directors and executive officers and our independent registered public accounting firm reside or are based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the

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Natura &Co Holding ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S.  federal securities laws may only be enforced in Brazil if certain conditions are met, our Natura &Co Holding ADS holders may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of the Natura &Co Holding Shares and Natura &Co Holding ADSs.

Investments in securities, such as our common shares or Natura &Co Holding ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and other jurisdictions, and may be regulated differently from the ways familiar to U.S. investors. For example, as of December 31, 2018, the market capitalization of the B3 was approximately R$3.6 trillion (U.S.$929.1 billion at an exchange rate of U.S.$1.00 to R$3.8748), according to information published by the B3, and in 2018 it had an average daily trading volume of R$12.3 billion (U.S.$3.2 billion at an exchange rate of U.S.$1.00 to R$3.8748). In contrast, the market capitalization of the New York Stock Exchange was approximately U.S.$24.4 trillion as of December 31, 2018. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The top ten stocks traded in terms of volume on the B3 accounted for approximately 46.0% of its total trading volume in 2018. These features may substantially limit the ability to sell the Natura &Co Holding Shares, including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs, at a price and time at which holders wish to do so. A liquid and active market may never develop for the Natura &Co Holding ADSs, and as a result, the ability of holders of the Natura &Co Holding ADSs to sell at the desired price or time may be significantly hindered.

Holders of the Natura &Co Holding ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations than a U.S. company and holders of the Natura &Co Holding ADSs may have fewer and less well-defined rights.

Holders of Natura &Co Holding ADSs are not direct shareholders of Natura &Co Holding and may be unable to enforce the rights of shareholders under our by-laws and Brazilian law, and holders of Natura &Co Holding Shares are generally required under our by-laws to resolve any disputes with us through arbitration. Our corporate affairs are governed by our by-laws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may also be less well- defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the Natura &Co Holding ADSs at a potential disadvantage.

Due to delays in notification to and by the ADS Depositary, the holders of the Natura &Co Holding ADSs may not be able to give voting instructions to the ADS Depositary or to withdraw the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs to vote such shares in person or by proxy.

Despite Natura &Co Holding’s efforts, the ADS Depositary may not receive voting materials for Natura &Co Holding Shares represented by Natura &Co Holding ADSs in time to ensure that holders of such Natura &Co Holding ADSs can either instruct the ADS Depositary to vote the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs or withdraw such shares to vote them in person or by proxy.

In addition, the ADS Depositary’s liability to holders of Natura &Co Holding ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit

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agreement for the Natura &Co Holding ADSs. As a result, holders of Natura &Co Holding ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the ADS Depositary or Natura &Co Holding if the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs are not voted as they have requested or if the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs cannot be voted.

An exchange of Natura &Co Holding ADSs for shares risks the loss of certain foreign currency remittance advantages.

The Natura &Co Holding ADSs benefit from the certificate of foreign capital registration, which permits the ADS Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of Natura &Co Holding ADSs who exchange their Natura &Co Holding ADSs for Natura &Co Holding Shares will then be entitled to rely on the ADS Depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4,373/2014 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. There can be no assurance that the certificate of registration of the ADS Depositary, or any certificate of foreign capital registration obtained by holders of Natura &Co Holding ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the Natura &Co Holding ADSs may not be imposed in the future.

Under Brazilian tax law, the disposition of Natura &Co Holding Shares will be subject to Brazilian tax and the disposition of Natura &Co Holding ADSs may also be subject to Brazilian tax.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation.

While we do not expect the Natura &Co Holding ADSs to be treated as assets located in Brazil, they may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of Natura &Co Holding ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of Natura &Co Holding ADSs outside Brazil may have grounds to assert that Law No. 10,833/03 does not apply to sales or other dispositions of Natura &Co Holding ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereof.

Natura &Co Holding Shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of Natura &Co Holding Shares, even by non-residents of Brazil, as a general rule, are expected to be subject to Brazilian taxation. Despite such general rule, capital gains assessed by foreign investors on the sale of the Natura &Co Holding Shares in the Brazilian stock exchange are currently exempt from taxation in Brazil, provided that (i) the investment in the Natura &Co Holding Shares are carried out pursuant to Resolution 4,373 and (ii) the investor is not resident or domiciled in a tax haven jurisdiction.

Holders of the Natura &Co Holding ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares.

Holders of the Natura &Co Holding ADSs may not be able to exercise the preemptive rights relating to the Natura &Co Holding Shares underlying their Natura &Co Holding ADSs unless a registration statement under the Securities Act is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights, and we cannot assure holders of the Natura &Co Holding ADSs

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that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of the Natura &Co Holding ADSs may receive only the net proceeds from the sale of their preemptive rights by the ADS Depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. For a more complete description of preemptive rights with respect to the common shares, see “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Preemptive Rights.”

Our future issuances of new securities may result in a dilution of our shareholders’ stake.

We may seek to raise additional capital in the future through public or private issuances of shares or securities convertible into shares. According to Article 172 of the Brazilian Corporation Law, we may not be required to grant preemptive rights to our shareholders in the event of a capital increase through a public offering of shares or securities convertible into shares, which may result in a dilution of our current shareholders’ stake in our company.

The holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs) may not receive dividends or interest on own capital.

According to our by-laws, our shareholders are entitled to receive a mandatory minimum annual dividend equal to 30% of our annual net profit, calculated and adjusted under the terms of the Brazilian Corporation Law. Our by-laws allow for the payment of intermediary dividends, to the retained earnings account or the existing earnings reserves in the last yearly or six-month balance, by means of the annual dividend. We may also pay interest on own capital, as described by Brazilian law. The intermediary dividends and the interest on own capital declared in each fiscal period may be imputed to the mandatory dividend that results from the fiscal period in which they are distributed. At the general shareholders’ meeting, shareholders may decide on the capitalization, on the offset of our losses or on the net profit retention, as provided for in the Brazilian Corporation Law, with the aforementioned net profit not being made available for the payment of dividends or interest on own capital.

In addition, Brazilian Corporate Law allows publicly-held companies, like Natura &Co Holding, to suspend the required minimum distribution of dividends. The payment of dividends may be suspended if Natura &Co Holding’s management reports at an annual shareholders’ meeting that such distribution would be inadvisable in view of Natura &Co Holding’s financial condition and has provided the shareholders at the annual general shareholders’ meeting with an opinion to that effect, which has been reviewed by Natura &Co Holding’s fiscal council, if installed. In addition, Natura &Co Holding’s management must submit a report to the CVM within five days following said meeting clarifying the reasoning for any such non-payment. If the abovementioned occurs, holders of the Natura &Co Holding Shares (including the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs) may not receive dividends or interest on own capital.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the Natura &Co Holding Shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Natura &Co Holding ADSs.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer under the Exchange Act, we may be subject to different disclosure and other requirements than U.S. domestic registrants. For example, as a foreign private issuer, in the United States, we are

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not subject to the same disclosure requirements as a U.S. domestic registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to U.S. domestic registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to U.S. domestic registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days following the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days following the end of each fiscal year. As a result of the above, even though, following the declaration of effectiveness of the registration to which this proxy statement/ prospectus is attached, we will be required to make submissions on Form 6-K disclosing the information that we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Natura &Co Holding is a foreign private issuer and, as a result, in accordance with the listing requirements of the NYSE, we rely on certain home country governance practices from Brazil, rather than the corporate governance requirements of the NYSE.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. The NYSE rules provide that foreign private issuers are permitted to follow home country practice in lieu of certain NYSE corporate governance standards. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For instance, we are not required to:

•	have a majority of independent members on our board of directors (other than as may result from the requirements for audit committee member independence under the Exchange Act);

•	have a minimum of three independent members on our audit committee;

•	have a compensation committee or a nominating and corporate governance committee; or

•	have regularly scheduled executive sessions of our board that consist of independent directors only.

As a foreign private issuer, we may follow our home country practice in Brazil in lieu of the above requirements. Therefore, the approach to governance adopted by our board of directors may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the NYSE corporate governance standards. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. See “Description of Natura &Co Holding Shares and Natura &Co Holding By-Laws—Principal Differences between Brazilian and U.S. Corporate Governance Practices.”

Holders of the Natura &Co Holding ADSs do not have the same voting rights as our shareholders.

Holders of the Natura &Co Holding ADSs do not have the same voting rights as holders of the Natura &Co Holding Shares. Holders of the Natura &Co Holding ADSs are entitled to the contractual rights set forth for their benefit under the Natura &Co Holding Deposit Agreement. Natura &Co Holding ADS holders exercise voting rights by providing instructions to the ADS Depositary (as defined herein), as opposed to attending shareholders’ meetings or voting by other means available to shareholders. In practice, the ability of a holder of Natura &Co Holding ADSs to instruct the ADS Depositary as to voting will depend on the timing and procedures for providing instructions to the ADS Depositary, either directly or through the holder’s custodian and clearing system.

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Under the Natura &Co Holding Deposit Agreement, if you do not provide instructions to the ADS Depositary to vote, the ADS Depositary may give us a discretionary proxy to vote the Natura &Co Holding Shares underlying the Natura &Co Holding ADSs at shareholders’ meetings if we have timely provided the ADS Depositary with notice of meeting and related voting materials and (i) we have instructed the ADS Depositary that we wish a discretionary proxy to be given, (ii) we have informed the ADS Depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent the underlying Shares represented by the Natura &Co ADSs from being voted, except under the circumstances described above. This may make it more difficult for holders to influence the management of the company. Holders of Shares are not subject to this discretionary proxy.

Risks Relating to Tax Matters

If the Transaction does not qualify as a transaction described in Section 351(a) of the Code or is otherwise taxable to U.S. holders of Avon Common Shares, including under Section 367 of the Code, then such holders may be required to pay substantial U.S. federal income taxes.

The obligation of Avon, Natura &Co Holding, Natura Cosméticos, Merger Sub I and Merger Sub II to complete the Transaction is not conditioned on the receipt of an opinion from counsel to the effect that the Transaction should qualify for the Intended U.S. Tax Treatment. Moreover, none of Avon, Natura &Co Holding, Natura Cosméticos, Merger Sub I or Merger Sub II intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Transaction. While the Transaction is expected to qualify for the Intended U.S. Tax Treatment, there are factual uncertainties concerning this treatment and the IRS could challenge the Intended U.S. Tax Treatment.

In particular, Section 367(a) of the Code and the applicable U.S. Treasury Regulations promulgated thereunder provide that when a U.S. shareholder exchanges stock in a U.S. corporation for stock in a non-U.S. corporation in a transaction that would otherwise qualify as a transaction under Section 351(a) of the Code, the U.S. shareholder is required to recognize gain, but not loss, realized on such exchange unless certain requirements are met, including that the fair market value of the foreign acquiring corporation equal or exceed that of the domestic target corporation at the time of the transaction. The determination of fair market value for this purpose is complex and, with respect to the Transaction, subject to factual uncertainties, including taking into account several factors other than the Estimated Ownership Ratio. No assurance can be given that the IRS will not challenge the Intended U.S. Tax Treatment or that a court would not sustain such a challenge. See “Material Tax Considerations—Material United States Federal Income Tax Considerations—The Transaction—U.S. Holders—Taxation Under Section 367(a).” If on the Closing Date the fair market value of Avon were found to exceed that of Natura &Co Holding for purposes of Section 367(a), or other requirements under Section 367(a) of the Code are not met, a U.S. holder of Avon Common Shares would recognize gain (but not loss) based on the amount such U.S. holder realizes in the Transaction, calculated separately for each block of Avon Common Shares.

If Section 7874 of the Code were to apply to the Transaction, Avon may be required to pay substantial U.S. federal income taxes going forward.

Section 7874 of the Code would apply to Natura &Co Holding if, after the Transaction, (i) at least 60% of the Natura &Co Holding Shares or Natura &Co Holding ADSs (by vote or value) are considered to be held by former holders of Avon Common Shares by reason of holding Avon Common Shares, as calculated for Section 7874 purposes, and (ii) the expanded affiliated group that includes Natura &Co Holding does not have substantial business activities in Brazil. (The percentage (by vote and value) of Natura &Co Holding Shares or Natura &Co Holding ADSs considered to be held by former Avon Shareholders immediately after the

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Transaction by reason of holding Avon Common Shares is referred to in this disclosure as the “Section 7874 Percentage.”) Determining the Section 7874 Percentage is complex and, with respect to the Transaction, subject to factual uncertainties, including taking into account several factors other than the Estimated Ownership Ratio. While we anticipate the Section 7874 Percentage will be less than 60%, and therefore that Section 7874 is not expected to apply to the Transaction, this conclusion is subject to those uncertainties and the IRS could assert that the Section 7874 Percentage is greater than or equal to 60%.

If the Section 7874 Percentage were determined to be at least 60%, several limitations could apply to Natura &Co Holding. For example, Avon would be prohibited from using its net operating losses, foreign tax credits or other tax attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Transaction or any income received or accrued during such period by reason of a license of any property by the U.S. corporation to a foreign related person. Moreover, Section 4985 of the Code and the rules related thereto would impose an excise tax on the value of certain Avon stock compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of Avon) at a rate equal to 20%, but only if gain is otherwise recognized by Avon shareholders as a result of the application of Section 7874 to the Transaction.

As discussed above, while we anticipate the Section 7874 Percentage will be less than 60%, and therefore that Section 7874 is not expected to apply to the Transaction, if the Section 7874 Percentage were determined to be at least 80%, Natura &Co Holding would be treated for U.S. federal income tax purposes as a U.S. domestic corporation (i.e., as a U.S. tax resident). If the IRS were to successfully challenge Natura &Co Holding’s status as a foreign corporation, significant adverse tax consequences would result for Natura &Co Holding and the combined group. Natura &Co Holding is not currently expected to be treated as a domestic corporation, but it is possible that changes in U.S. federal income tax law or changes in the facts and circumstances of the transactions contemplated in the Merger Agreement could alter that result.

The Transaction is expected to result in an ownership change for Avon under Section 382 of the Code, limiting Avon’s ability to utilize its foreign tax and other U.S. credits to offset the future taxable income of the combined company.

As of December 31, 2018 Avon had approximately U.S.$833 million of foreign tax and other credits available to offset future income for U.S. federal tax purposes. Avon’s ability to utilize such credits to offset future income could be limited, however, if Avon undergoes an “ownership change” within the meaning of Section 382 of the Code. In general, an ownership change will occur if there is a cumulative increase in ownership of Avon stock by 5% shareholders (as defined in the Code) that exceeds 50 percentage points over the lowest percentage of stock owned by such shareholders at any time over a rolling three-year period. If the 50 percentage points are exceeded, Section 382 establishes an annual limitation on the amount of deferred tax assets attributable to previously incurred credits that may be used to offset taxable income in future years. A number of complex rules apply in calculating this limitation, and any such limitation would depend in part on the market value of Avon at the time of the ownership change and prevailing interest rates at the time of calculation. An ownership change for Avon is expected to occur in the Transaction. Accordingly, all or a portion of Avon’s deferred tax assets may become subject to this limitation and as a result thereof, the combined company’s tax liability could increase and its future results of operations and cash flows could be adversely impacted.

The effective tax rate that will apply to Natura &Co Holding is uncertain and may vary from expectations.

There can be no assurance that the Transaction will allow Natura &Co Holding to maintain any particular worldwide effective corporate tax rate. No assurances can be given as to what Natura &Co Holding’s effective tax rate will be after completion of the Transaction because of, among other things, uncertainty regarding the jurisdictions in which Natura &Co Holding will derive income and the amounts derived thereof and uncertainty regarding the tax policies of the jurisdictions in which it operates. Natura &Co Holding’s actual effective tax rate may vary from Natura Cosméticos’s and Avon’s expectations and that variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices could change in the future.

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Natura &Co Holding and its subsidiaries will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Natura &Co Holding and its subsidiaries will be subject to tax laws and regulations in Brazil, the United States and the numerous other jurisdictions in which Natura &Co Holding and its subsidiaries operate. These laws and regulations are inherently complex, and Natura &Co Holding and its subsidiaries will be obligated to make judgments and interpretations about the application of these laws and regulations to Natura &Co Holding and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, which could be material.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which Natura &Co Holding and its subsidiaries operate regularly enact reforms to the tax and other assessment regimes to which we, our independent beauty consultants and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In addition, the interpretation of tax laws by courts and taxation authorities is constantly evolving. The effects of these changes and any other changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon Natura &Co Holding’s business directly or indirectly (e.g., by affecting the business of our independent beauty consultants).

For example, Latin American governments have often increased taxes or changed tax legislation as a response to macroeconomic crises or other developments affecting their respective jurisdictions.

In Brazil, particularly, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial. The Brazilian government regularly implements changes to tax regimes that may increase the tax burden on Natura &Co Holding, its subsidiaries and jointly controlled entities and their respective customers. These changes include modifications in the rate of assessments and the enactment of new or temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Future changes in tax policy laws may adversely affect Natura &Co Holding’s financial and operating results.

Risks Related to Avon’s Business

You should read and consider the risk factors specific to Avon’s business that will also affect the combined company after the Transaction. These risks are described in Item 1A of the Avon 2018 Form 10-K, as such risks may be updated or supplemented in Avon’s subsequently filed quarterly reports on Form 10-Q, including the Avon June 2019 Form 10-Q, or current reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” proxy statement/prospectus.

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Exhibit XIII to the Management Proposal

Average Cost of Company’s Shares Acquisition

NAME	CPF/CNPJ	TAX LOCAL RESIDENCY	FRAMEWORK UNDER THE TERMS OF CMN RESOLUTION 4.373/14	QUANTITY OF SHARES	CUSTO MÉDIO DE AQUISIÇÃO
		(country)	(yes/no)

* The Company requests that the above information be forwarded in xls format. Excel file.

** The Company further informs that shareholders may be required and may be responsible for providing Natura &Co and / or the tax authorities with supporting documentation of the acquisition cost stated in the terms above.

Natura Cosméticos S.A.

Manual for Attendance in the Extraordinary General Meeting

November 13, 2019

1. Invite

2. Proposed Agenda

3. Procedures and Terms

4. Call Notice

5. Information on the Matters Subject to Resolution

6. Links of Interest

1. INVITE

Natura Cosméticos S.A. (“Company” or “Natura”) invites its shareholders to participate in the extraordinary general meeting, to be held on November 13, 2019, at 9:00a.m. at the head office of the Company, located at Avenida Alexandre Colares, No. 1.188, Vila Jaguará, São Paulo, State of São Paulo, Zip Code 05106-000 (“Meeting”), in order to resolve on the matters contained in the call notice, according to item 4 of this Manual for Attendance of Extraordinary Shareholders’ Meeting to be held on November 13, 2019 (“Manual”).

With the purpose of helping and encouraging the participation in the Meeting, the Company will provide, through the World Wide Web, the information and documents provided for in Law No. 6,404 of December 15, 1976 (“Corporation Law”) and CVM Instruction 481 of December 17, 2009 (“CVM Instruction 481”).

Please feel free to examine the Management’s Proposal and other documents related to the Meeting on Natura’s Investors Relations webpage (www.natura.net/investidor), at the Comissão de Valores Mobiliários (Securities and Exchange Commission) page (www.cvm.gov.br), at B3 S.A. – Brasil, Bolsa, Balcão page (www.b3.com.br) and at the head office of the Company.

São Paulo, October 14, 2019.

José Antonio de Almeida Filippo

Chief Financial and Investor Relations Officer

2. PROPOSED AGENDA

8h00 Gathering of shareholders at Shopping Eldorado parking lot (in front of Outback restaurant) for subsequent transfer to the head office of the Company

8h30 Welcome breakfast and opening of the event with breakfast

9h00 Beginning of the Meeting

3. Procedures and Terms

The participation of shareholders in the Meeting is extremely important.

For the Meeting to be opened, on first call, the attendance of shareholders representing at least one quarter(1/4) of registered shares of common stock, without par value issued by the Company is required, as per article 125, Corporation Law.

The quorum for deliberation of the subjects in each sub-item on item 1 of the Proposed Agenda to the Meeting is of, at least, half the ordinary shares, under art. 252, paragraph 5, Corporation Law. Item 2 will only be open for voting should item 1 be approved, and the deliberation quorum set forth under article 129, caput, Corporation Law, is the absolute majority of shares, not considering blank votes.

If such quorum is not met, the Company will announce a new date to hold the Meeting, that can, on second call, be opened with any number of shareholders present.

The shareholders shall be present at the head office of the Company, on the date of the Meeting and vote, or, if such is not possible, they may appoint an attorney-in-fact, in accordance with the following representation rules:

3.1. Attending Shareholder

The Company shall start the registration of the shareholders to attend the Meeting soon after the publication of the Call Notice

We request that the shareholders who opt to personally attend the Meeting to complete their registration until November 6, 2019 (included), by means of sending the necessary documents to the Company’s Investors Relations Department, located at the Company's head office, at the attention of the Investors Relations Management.

Should any doubts arise, please contact Natura’s Investors Relations Management either via e-mail (ri@natura.net) or the telephone numbers +55 (11) 4389-7881 or +55 (11) 99926-0173.

On the date of the Meeting, the Company shall start the registration process of the shareholders so they can take part in the Meeting at 8:00a.m. at the Company's head office, where the Meeting will be held. The shareholder who whishes to take part in the Meeting shall present herself/himself reasonably in advance of the time indicated in the Call Notice (9:00a.m.), carrying the following documents, except if already delivered in the previous registration:

#	Shareholder	Required Documents
1	Individuals	Certified copy of ID of the shareholder with photo. Examples: RG, RNE, CNH or professional licenses expedited by governmental authorities, as long as they contain a picture of the holder)
2	Legal Entities

Certified copies of the following documents:

- consolidated version of the bylaws or articles of association and company documentation that can evidence the shareholder's legal representation; and

- - ID of the legal representative as described in item 1 above.

3	Investment Fund

Certified copies of the following documents:

- consolidated version of bylaws of the fund;

- latest restatement of the bylaws or articles of organization of the manager of the fund and documentation that can evidence the manager’s legal representation; and

- ID of the legal representative as described in item 1 above.

The Company will not require the sworn translation of documents if their original versions have been issued in Portuguese or English, neither of the documents attached with the respective translations to these languages.

We remind you that the previous registration request is aimed at facilitating the Meeting preparation process, and do not represent a requirement for the shareholders' attendance.

3.2. Shareholders represented by an Attorney-in-Fact

Those shareholders who cannot personally attend the Meeting may be represented by an attorney-in-fact appointed less the one year prior to the Meeting, as set out in paragraph 1 of article 126 of the Corporation Law.

The powers of attorney, as set in paragraph 1 of article 126 of the Corporation Law, may only be granted to the individuals who meet at least one of the following requirements:

i.	being a shareholder or manager of the Company;

ii.	being a lawyer; or

iii.	being a financial institution.

For the shareholders that are legal entities, pursuant to the understanding of CVM’s Board in a meeting held on November 4, 2014 (CVM Process RJ2014/3578), it is not required for the attorney-in-fact to be:

i.	a shareholder or manager of the Company;

ii.	a lawyer; or

iii.	a financial institution.

The Company shall start the registration of the shareholders to be represented by the attorneys-in-fact in the Meeting soon after the publication of the Call Notice.

We request that the shareholders who opt to be represented by an attorney-in-fact to complete their registration until November 6, 2019 (included), by means of sending the necessary documents to the Investors Relations Department of the Company, located at the Company's head office, at the attention of the Investors Relations Management.

Should any doubts arise, please contact Natura’s Investors Relations Management either via e-mail (ri@natura.net) or the telephone numbers +55 (11) 4389-7881 or +55 (11) 99926-0173.

On the date of the Meeting, the Company shall start the registration process of the shareholders who are represented by attorneys-in-fact at the Meeting at 8:00 a.m. at the Company's head office, where the Meeting will be held. The shareholder' attorney-in-fact shall present itself reasonably in advance of the time indicated in the Call Notice (9:00 a.m.), carrying the following documents, except if already delivered in the previous registration:

i.	Power of attorney granted by the shareholder to the attorney-in-fact;

ii.	Certified copy of ID of the attorney-in-fact with photo. Examples: RG, RNE, CNH or professional licenses expedited by governmental authorities, as long as they contain a picture of the holder);

iii.	Proof of ownership of the registered common shares issued by the Company; and

iv.	Documents of the shareholder listed in the chart in item 3.1 above, as the case may be.

The Company will neither require the notarization of signatures nor apostille or consularization of the powers of attorney granted by the shareholders to their respective representatives, nor the sworn translation of documents if originally issued in Portuguese or English, neither of the documents attached with the respective translations to these languages.

We remind you that the previous registration request of the power of attorney by the shareholders who intend to be represented by attorneys-in-fact is aimed at facilitating the Meeting preparation process, and do not represent a requirement for the attorney-in-fact's attendance.

3.3. Participation via Remote Voting

The shareholders may also vote in the Meeting, by submitting the remote voting form, as provided in CVM Instruction 481/2009. The submission of the vote will be acknowledged through the remote voting form (“Form”), according to the versions made available by the Company in its Investor Relations website (www.natura.net/investor), on the website of Comissão de Valores Mobiliários (www.cvm.gov.br) and on the website of B3 S.A – Brasil, Bolsa, Balcão page (www.b3.com.br).

The following data should be provided in the Form: (i) full name or corporate name; and (ii) number of registration with the Ministry of Finance, whether the CNPJ or the CPF. The e-mail address is advisable but not mandatory.

The shareholder that decides to exercise its remote voting right may (i) fill out the Form and send it directly to the Company; (ii) in case she/he owns shares issued by the Company deposited with a custodian, transmit the voting instructions for the custodians, which will submit the remote voting forms to the Depositary Central of B3 S.A. – Brasil, Bolsa, Balcão, subject to the procedures established and the documents required by the relevant custodian; or (iii) in case she/he owns shares issued by the Company deposited in a depository financial institution that is responsible for the service of Company’s book-entry shares, to transmit the voting instructions for Itaú, according to the procedures established and the documents required by Itaú.

In order for the Form to be considered valid and the votes casted to be counted as part of the quorum of the Meeting (i) all fields must be filled out; (ii) all its pages must be initialed by the shareholder (or its legal representative, as applicable); and (iii) in the end, the shareholder (or its legal representatives, as applicable) must sign it.

The term for the submission of Forms directly to the Company or through service providers, according to article 21-B of CVM Instruction 481, is November 6, 2019 (including). Forms received after such date will be disregarded.

The shareholder that decides to exercise her/his remote voting right by sending a Form directly to the Company shall send the documents listed below to the electronic address ri@natura.net (Subject: Remote Voting Form) or to the Company’s headquarters located at Avenida Alexandre Colares, 1188, Vila Jaguara, Zip Code 05106-000, City of São Paulo, State of São Paulo, to the attention of the Investor Relations Management:

(i) A hard copy of the Form, duly completed, initialed and signed (certification of signature is required); and

(ii) A certified copy of the following documents: (a) shareholders that are individuals: ID with photo; (b) shareholders that are legal entities: certified copies of the latest restatement of the articles of organization or incorporation and documents proving the representation (minutes of the election of officers and/or power of attorney) and ID with photo of the legal representative(s); and (c) shareholders that are investment funds:

certified copies of the latest restated bylaws of the fund, articles of association or articles of incorporation of the manager and documents proving the representation (minutes of the election of officers and/or power of attorney) and identity document with photo of the legal representative(s). Foreign shareholders shall provide the same documentation applicable to the Brazilian shareholders, which should be duly apostilled (or notarized in country of origin and legalized at the nearest Brazilian consulate, if the apostille procedures under international agreements or conventions do not apply) and translated into Portuguese by a public sworn translator in Brazil.

The Form and the related documents will be deemed received by the Company and, therefore, considered for the purposes of quorum for the Meeting, if the Company receives the physical copy of said documents, under items (i) and (ii) above, in up to seven (7) days in advance of the date of the Meeting, that is, November 6, 2019 (included). The Form and the related documents received after such date will be disregarded.

The Form may be sent to the electronic address ri@natura.net (Subject: Remote Voting Form) in which case it will be necessary to send the hard copy of the Form and the related documents.

After the Form and other related documents are received, the Company will inform the shareholder, within a period of three (3) days, about the receipt of Form, and whether the Form and any document that go along with it are sufficient for the shareholder’s vote to be considered valid, or it is needed to rectify or submit again the Form or the documents that go along with it, describing the procedures and terms necessary to regularize the remote voting.

The shareholder may rectify or submit again the Form or the related documents, provided that the deadline of November 6, 2019 (included) is observed. The Forms and/or the related documents received after such date will be disregarded.

3.4. Conflict of Interests

During the Meeting, as it also happens with the Company’s management and supervisory board meetings, the shareholders then present must put forward any potential conflict of interests that may compromise their independence concerning any matters under discussion or resolution. Any shareholder then present who is aware of any conflicting situation concerning another shareholder and the matter under resolution must also make such fact known.

If there is a conflict of interests, the conflicted shareholder must abstain from resolving on that specific matter. If the conflicted shareholder refuses to abstain from the resolutions, the chair of the Meeting shall void the votes cast by the conflicted shareholder, even if after the Meeting.

4. CALL NOTICE

NATURA COSMÉTICOS S.A.

CNPJ/ME nº 71.673.990/0001-77	Publicly-held Company	NIRE 35.300.143.183

CALL NOTICE FOR THE
EXTRAORDINARY GENERAL MEETING

The Board of Directors of Natura Cosméticos S.A. (“Company”), by its Co-chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the extraordinary general meeting to be held at 9:00AM on November 13, 2019 (“Meeting”), at the Company’s principal place of business in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no. 1.188, Vila Jaguara, CEP 05106-000, in order to resolve upon the following matters included in the agenda:

(1) approval of the following acts related to the share merger of the Company’s shares by Natura &Co Holding S.A. (“Natura &Co”), a corporation, with its principal place of business at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo/SP, enrolled with the CNPJ/ME under No. 32.785.497/0001-97 (“Share Merger”): (1.a) approval of the “Protocol and Justification for the Share Merger of Natura Cosméticos S.A. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers of the Company and Natura &Co (“Protocol and Justification for the Share Merger”); (1.b) ratification of the hiring of KPMG Auditores Independentes to draft the appraisal report for the net equity book value of the Company applicable to the merger of the Company's shares by Natura &Co, under article 252, paragraph 1 of Law No. 6,404/76 (the "Corporations Act") (“Appraisal Report of Natura Cosméticos”); (1.c) approval of the Appraisal Report of Natura Cosméticos; (1.d) approval of the Share Merger, at book value, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; and (1.e) authorization for the Company’s officers to practice all acts required to deliver the Share Merger, including the subscription of new shares to be issued by Natura &Co due to the Share Merger; and

(2) to authorize Natura &Co’s shareholders, in its general meeting, to be held after approval of the Share Merger, but prior to its effectiveness and consummation, to perform all the following acts related to the merger of Nectarine Merger Sub I, Inc., a company existing under the law of the State of Delaware, (“Merger Sub I”) into Natura &Co (“Merger”), subsequently to the Share Merger: (2.a) to approve the “Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the officers of Natura &Co and Merger Sub I (“Protocol and Justification for the Merger”); (2.b) to ratify the hiring of

Ernst & Young Assessoria Empresarial Ltda., company headquartered in the city of São Paulo, at Avenida Presidente Jusceino Kubitschek, 1909, Torre Norte, 10º andar, CEP 04543-011, enrolled with CNPJ/ME under No. 59.527.788/0001-31, to draft the appraisal report for the economic value of Merger Sub I, under article 227, paragraph 1 of the Corporation Act (“Merger Sub I Appraisal Report”); (2.c) to approve the Merger Sub I Appraisal Report; (3.d) to approve the Merger, which effectiveness shall be conditioned upon the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger; (2.e) to approve the share capital increase of Natura &Co to be subscribed and paid up by the officers of Merger Sub I on behalf of the holders of the right to receive the shares of Merger Sub I, with amendment of Article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned upom the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger;

General Information:

We inform that the Meeting Participation Manual and the Management Proposal, as well as the other documents set out in the law and in the applicable regulation, remain available to the shareholders, at the Company’s principal place of business located in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1.188, Vila Jaguara, CEP 05106-000, on the Company’s Investors Relations page (www.natura.net/investidor), on the Brazilian Securities Commission page(www.b3.com.br), containing all necessary information for a better understanding of the matters above, under paragraph 6 of article 124 and paragraph 3 of article 135 of Law No. 6,044/76 (“Corporations Act”) and article 6 of CVM Rule No. 481/09.

Shareholder participation may occur in person, through a duly constituted attorney-in-fact or via remote voting, and the detailed guidelines regarding the required documentation are set forth in the Meeting Participation Manual. Without prejudice to the information detailed in the Meeting Participation Manual, the Company highlights the following information regarding manners to participate in the Meeting:

Present Shareholder: Shareholders opting to participate in person of the Meetings are requested to register until (including) November 6, 2019. Shareholders must attend the meeting bearing any document evidencing their identity.

Shareholder Represented by means of Attorney-In-Fact: Powers of attorney may be granted physically, in observance of the provisions of article 126 of the Corporations Act and in the Meeting Participation Manual. The Shareholder’s legal representative must attend the Meeting bearing the power of attorney and other documents listed in the Meeting Participation Manual, in addition to any document evidencing his or her identity.

Shareholder that Remote Voting: The Company shall provide for such Meetings the remote voting system, under CVM Rule No. 481/09, allowing its Shareholders to send remote voting bulletins by means of its respective custodians or to the bookkeeper of shares issued by the Company, or also, directly to the Company, pursuant to the guidelines included in the Meeting Participation Manual.

São Paulo, October 14, 2019.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

5. Information on the Matters Subject to Resolution

In order to obtain the information object to the deliberation in the Meeting, please consult the Management Proposal and other documents related to the Meeting made available by the Company in the website of Natura’s Investors Relations (www.natura.net/investidor), on the website of Comissão de Valores Mobiliários (CVM) (www.cvm.gov.br), the website of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and at the head office of the Company

6. LINKS OF INTEREST

www.natura.net: Natura's website;

www.natura.net/investidor: Natura's Investor Relations website;

www.cvm.gov.br: Legislation applicable to public traded corporations and information on the Company;

www.b3.com.br: Novo Mercado Listing Rules;

www.ibgc.org.br: Instituto Brasileiro de Governança Corporativa (Brazilian Institute for Corporate Governance);

www.abihpec.org.br: Associação Brasileira da Indústria de Higiene Pessoal, Perfumaria e Cosméticos (Brazilian Association of the Toiletry, Perfume, and Cosmetics Industry);

www.abevd.org.br: Associação Brasileira de Empresas de Vendas Diretas (Brazilian Association of Direct Sales Companies).

NATURA COSMÉTICOS S.A.

CNPJ/ME 71.673.990/0001-77	Publicly Held Company	NIRE 35.300.143.183

CALL NOTICE FOR THE

EXTRAORDINARY GENERAL MEETING

The Board of Directors of Natura Cosméticos S.A. (“Company”), by its Co-chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the extraordinary general meeting to be held at 9:00AM on November 13, 2019 (“Meeting”), at the Company’s principal place of business in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no. 1.188, Vila Jaguara, CEP 05106-000, in order to resolve upon the following matters included in the agenda:

(1) approval of the following acts related to the share merger of the Company’s shares by Natura &Co Holding S.A. (“Natura &Co”), a corporation, with its principal place of business at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the city of São Paulo/SP, enrolled with the CNPJ/ME under No. 32.785.497/0001-97 (“Share Merger”): (1.a) approval of the “Protocol and Justification for the Share Merger of Natura Cosméticos S.A. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers of the Company and Natura &Co (“Protocol and Justification for the Share Merger”); (1.b) ratification of the hiring of KPMG Auditores Independentes to draft the appraisal report for the net equity book value of the Company applicable to the merger of the Company's shares by Natura &Co, under article 252, paragraph 1 of Law No. 6,404/76 (the "Corporations Act") (“Appraisal Report of Natura Cosméticos”); (1.c) approval of the Appraisal Report of Natura Cosméticos; (1.d) approval of the Share Merger, at book value, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; and (1.e) authorization for the Company’s officers to practice all acts required to deliver the Share Merger, including the subscription of new shares to be issued by Natura &Co due to the Share Merger; and

(2) to authorize Natura &Co’s shareholders, in its general meeting, to be held after approval of the Share Merger, but prior to its effectiveness and consummation, to perform all the following acts related to the merger of Nectarine Merger Sub I, Inc., a company existing under the law of the State of Delaware, (“Merger Sub I”) into Natura &Co (“Merger”), subsequently to the Share Merger: (2.a) to approve the “Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the officers of Natura &Co and Merger Sub I (“Protocol and Justification for the Merger”); (2.b) to ratify the hiring of Ernst & Young Assessoria Empresarial Ltda., company headquartered in the city of São Paulo, at Avenida Presidente Jusceino Kubitschek, 1909, Torre Norte, 10º andar, CEP 04543-011, enrolled with CNPJ/ME under No. 59.527.788/0001-31, to draft the appraisal report for the economic value of Merger Sub I, under article 227, paragraph 1 of the Corporation Act (“Merger Sub I Appraisal Report”); (2.c) to approve the Merger Sub I Appraisal Report; (3.d) to approve the Merger, which effectiveness shall be conditioned upon the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger; (2.e) to approve the share capital increase of Natura &Co to be subscribed and paid up by the officers of Merger Sub I on behalf of the holders of the right to receive the shares of Merger Sub I, with amendment of Article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned upom the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger;

General Information:

We inform that the Meeting Participation Manual and the Management Proposal, as well as the other documents set out in the law and in the applicable regulation, remain available to the shareholders, at the Company’s principal place of business located in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1.188, Vila Jaguara, CEP 05106-000, on the Company’s Investors Relations page (www.natura.net/investidor), on the Brazilian Securities Commission page(www.b3.com.br), containing all necessary information for a better understanding of the matters above, under paragraph 6 of article 124 and paragraph 3 of article 135 of Law No. 6,044/76 (“Corporations Act”) and article 6 of CVM Rule No. 481/09.

Shareholder participation may occur in person, through a duly constituted attorney-in-fact or via remote voting, and the detailed guidelines regarding the required documentation are set forth in the Meeting Participation Manual. Without prejudice to the information detailed in the Meeting Participation Manual, the Company highlights the following information regarding manners to participate in the Meeting:

Present Shareholder: Shareholders opting to participate in person of the Meetings are requested to register until (including) November 6, 2019. Shareholders must attend the meeting bearing any document evidencing their identity.

Shareholder Represented by means of Attorney-In-Fact: Powers of attorney may be granted physically, in observance of the provisions of article 126 of the Corporations Act and in the Meeting Participation Manual. The Shareholder’s legal representative must attend the Meeting bearing the power of attorney and other documents listed in the Meeting Participation Manual, in addition to any document evidencing his or her identity.

Shareholder that Remote Voting: The Company shall provide for such Meetings the remote voting system, under CVM Rule No. 481/09, allowing its Shareholders to send remote voting bulletins by means of its respective custodians or to the bookkeeper of shares issued by the Company, or also, directly to the Company, pursuant to the guidelines included in the Meeting Participation Manual.

São Paulo, October 14, 2019.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA COSMETICOS S.A. to be held on 11/13/2019

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This distance voting ballot (“Ballot”) refers to the Special Shareholders’ Meeting of Natura Cosméticos S.A. (“Natura” or “Company”) to be held on November 13, 2019, at 9 a.m., (“Special Shareholders’ Meeting”), and it must be filled if the shareholder chooses to exercise their distance voting right, as per article 121, sole paragraph, of Law 6,404/1976 and CVM Rule 481/2009 (“CVM Rule 481”).

If the shareholder wishes to exercise their distance voting right, they must fill the fields above with their full name (or corporate name, in case of a legal entity) and the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) or Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME). Providing an e-mail address is advisable but not mandatory.

For this Ballot to be considered valid and for the votes cast through it to be counted as an integral part of the Special Shareholders’ Meeting’s quorum (i) all fields must be properly filled; (ii) all pages must be initialed by the shareholder (or their legal representative, as the case may be); and

(iii) the shareholder (or their legal representative, as the case may be) shall sign it at the end.

The deadline for submission of this Ballot directly to the Company or through service providers (as per article 21-B of CVM Rule 481) is November 6, 2019 (including this day). The Ballots received after this date will be ignored.

Although not included in the agenda of the Special Shareholders’ Meeting, the law allows shareholders who hold more than 2% of the Company’s capital to request the instatement of a Fiscal Council. As required by law, this Ballot contains simple question No. 7 for the shareholder to express their opinion on the instatement of the Fiscal Council. The Management suggests that the shareholders who choose the distance voting vote “no” or “abstention” in the response to question No. 7, especially considering that if the merger of shares of the Company into Natura &Co Holding

S.A is approved, the Company will become a wholly-owned subsidiary and the shareholders of the Company will become Natura &Co’s shareholders, which does not intend to keep the Company’s Fiscal Council working. Until the date of disclosure of this Ballot, no request for the instatement of a Fiscal Council was made and no candidates were presented.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder that opts to exercise their respective distance voting right shall deliver this Ballot directly to the Company or transmit the fill-out instructions to eligible service providers, as instructed below.

1. Casting a vote through service providers – Distance voting system

The shareholders that choose to exercise their distance voting right through service providers shall send their voting instructions to their respective custody agents that provide this service, in case of shareholders who hold shares in custody of the central depositary or to Itaú Corretora de Valores

S.A. (“Itaú”), a financial institution hired by the Company to provide securities bookkeeping services, in case of shares not in custody by the central depositary, with due regard to the rules and terms set by them. In order to do so, the shareholder shall contact their custody agents or Itaú, as the case may be, and verify the procedures established thereby to issue Ballot voting instructions, and the documents and information required thereby for such purpose.

The shareholder shall send the Ballot fill-out instructions to their custody agents or to the bookkeeping agent before the Special Shareholders’ Meeting as set forth by CVM Rule 481 (that is, seven (7) days before the Special Shareholders’ Meeting, or November 6, 2019 (including this day),except if another term is set by their custody agents or the bookkeeping agent. Said service providers shall notify the shareholder that they received the voting instructions or that they must be rectified or sent again, providing for the applicable procedures and terms.

As determined by CVM Rule 481, said service providers, upon receiving the voting instructions of shareholders through their respective custody agents or bookkeeping agent, shall disregard any diverging instructions regarding a resolution that have been issued by the same CPF or CNPJ.

2. Ballot sent by the shareholder directly to the Company

The shareholder that chooses to exercise their distance voting right by sending this Ballot directly to the Company shall send the documents listed below to the following address: Avenida Alexandre Colares, nº 1188, Vila Jaguara, in the City of São Paulo, State of São Paulo, CEP 05106-000, in care of “Viviane Behar de Castro - Investor Relations Board - Distance Voting Ballot”.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA COSMETICOS S.A. to be held on 11/13/2019

(i)   a hard copy of the Ballot, duly filled out, rubricated and signed, with the signature being certifie by a notary public; and

(ii)  a certified copy of the following documents: (a) individual shareholders: an identificatio document with a photograph; (b) legal entity shareholders: certified copies of the last restatement of the bylaws or articles of association and documentation proving the representation (minutes of the election of the officers and/or power of attorney) and identification document with a photograph of the legal representative(s); and (c) shareholders that are investment funds: certified copies of the latest restated internal regulations of the fund, bylaws or articles of association of its manager and documentation proving the representation (minutes of the election of the officers and/or power of attorney and identification document with a photograph of the legal representative(s). Foreign shareholders shall present the same documents applicable to Brazilian shareholders, which shall be duly certified by an apostille (or notarized in the country of origin and certified by the consulate, if the apostille procedures admitted are not applicable due to international agreements or conventions) and translated into Portuguese by a sworn public translator in Brazil.

The Ballot and the relevant documentation shall only be deemed received by the Company and, therefore, taken into consideration for the Special Shareholders’ Meeting’s quorums, if the Company receives the hard copy of such documents as per items (i) and (ii) above, up to seven

(7) days before the date the Special Shareholders’ Meeting is to be held, that is, November 6, 2019. The Ballots and the relevant documentation received after this date will be ignored.

The Ballot mat also be sent to the electronic address ri@natura.net (Subject:Special Shareholders’ Meeting of November 13, 2019 - Distance Voting Ballot) and, in this case, the hard copy of the relevant documentation must also be sent.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Electronic address: ri@natura.net

Avenida Alexandre Colares, nº 1188, Vila Jaguara, São Paulo/SP, CEP 05106-000, in care of “Viviane Behar de Castro - Investor Relations Board - Distance Voting Ballot”.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar, São Paulo, SP Phone: +55 (11) 3003-9285 (capitals and metropolitan regions)

Phone: +55 (11) 0800 7209285 (other locations) Service hours: business days from 9 a.m. to 6 p.m.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

Simple Resolution

1. To approve the “Protocol and Justification of the Merger of Shares of Natura Cosméticos S.A. into Natura &Co Holding S.A”, executed on October 11, 2019 by the Managements of the Company and of Natura &Co Holding S.A (“Natura &Co”), a corporation with its principal place of business in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, enrolled with the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 32.785.497/0001-97 (“Protocol and Justification of the Merger of Shares”).

[    ] Approve [    ] Reject [    ] Abstain

Simple Resolution

2. Ratification of the hiring of KPMG Auditores Independentes to draft the appraisal report for the net equity book value of the Company to the merger of the Companys shares into Natura &Co, under article 252, paragraph 1 of Law No. 6,404/76 (the Corporations Act) (“Appraisal Report of Natura Cosméticos”).

[    ] Approve [    ] Reject [    ] Abstain

Simple Resolution 3. Approval of the Appraisal Report of Natura Cosméticos.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA COSMETICOS S.A. to be held on 11/13/2019

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4. Approval of the merger of shares of the Company into Natura &Co (“Merger of Shares”), at book value, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares.

[    ] Approve [    ] Reject [    ] Abstain

Simple Resolution

5. Authorization for the Company’s officers to practice all acts required to deliver the Merger of Shares, including the subscription of new shares to be issued by Natura &Co due to the Merger of Shares.

[    ] Approve [    ] Reject [    ] Abstain

Simple Resolution

6. To authorize Natura &Co’s shareholders, in a shareholders’ meeting of Natura &Co to be held after the approval of the Merger of Shares but prior to its effectiveness and consummation, to perform all the following acts related to the merger of Nectarine Merger Sub I, Inc., a company existing under the law of the State of Delaware, (“Merger Sub I”) into Natura &Co (“Merger”), subsequently to the Merger of Shares: (i) to approve the “Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers or officers of Natura &Co and Merger Sub I (“Protocol and Justification for the Merger”); (ii) to ratify the hiring of Ernst & Young Assessoria Empresarial Ltda., company headquartered in the city of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1909, Torre Norte, 10º andar, CEP 04543-011, enrolled with CNPJ/ME under No. 59.527.788/0001-31, to draft the appraisal report for the economic value of Merger Sub I, under article 227, paragraph 1 of the Corporations Act (“Appraisal Report of Merger Sub I”); (iii) approve the Appraisal Report of Merger Sub I; (iv) to approve the Merger, whose effectiveness will be contingent on the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger. (v) to approve the share capital increase of Natura &Co to be subscribed and paid up by the officers of Merger Sub I to the benefit of the holders of the right to receive the shares of Merger Sub I, with amendment of Article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (vi) authorize the officers of Natura &Co to perform all acts required for the consummation of the Merger.

[    ] Approve [    ] Reject [    ] Abstain

Simple Resolution 7. Do you wish to request the instatement of the Fiscal Council, pursuant to article 161 of Law 6,404 of 1976? [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

8. If a second call is necessary regarding the Special Shareholders’ Meeting, may the voting instructions included in this Distance Voting Ballot be considered also in the event of resolution for the matters of the Special Shareholders’ Meeting at a second call?

[    ] Approve [    ] Reject [    ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - NATURA COSMETICOS S.A. to be held on 11/13/2019

Date :

Signature :

Shareholder's Name :

Phone Number :

ITEM 2
Call notice and related materials in connection with the meeting of the board of directors of Natura &Co Holding S.A. convened on October 11, 2019 and the extraordinary general meetings of the shareholders of Natura &Co Holding S.A. scheduled to be convened on November 11, 2019.

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) No. 32.785.497/0001-97	Publicly Held Company	State Registration Number (NIRE) 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on October 11, 2019

I.           Date, Time and Place: On October 11, 2019, at 11:00AM, at the principal place of business of Natura &Co Holding S.A. (“Company”), at Avenida Alexandre Colares, nº 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo.

II.          Call Notice: Waived in light of the presence of all members of the Board of Directors, under the paragraph 2 of article 15 of the Company’s Bylaws.

III.         Quorum: The members of the Company’s Board of Directors were present, namely: Guilherme Peirão Leal, chairman of the meeting and co-chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, co-chairman of the Board of Directors; Pedro Luiz Barreiros Passos, co-chairman of the Board of Directors; Roberto de Oliveira Marques, executive chairman of the Board of Directors. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.         Board: Mr. Guilherme Peirão Leal chaired the meeting, and invited Mr. Moacir Salzstein to be the secretary.

V.          Agenda: To resolve on the following:

(1) approval of the Management Proposal, to be submitted to the extraordinary general meeting of the Company, containing the recommendation to the shareholders of the approval of the following acts related to the contribution of shares to the Company of shares issued by Natura Cosméticos S.A. a publicly-held company enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 71.673.990/0001-77 (“Natura Cosméticos”), (1.a) the Company’s capital increases upon subscription of shares, to be paid up by means of the contribution to the Company of shares issued by Natura Cosméticos S.A., and in Brazilian currency, in an amount corresponding to the income tax that may be due on the special equity reserve, classified with the capital reserves, recorded as the accounting effect of the accretion, into the Company’s equity, of the difference between Natura Cosméticos’s book value and the stated acquisition cost for purposes of contribution of shares issued by Natura Cosméticos to the Company’s share capital. as well as the ratification of the appointment of KPMG as the appraising company and the recommendation of the approval of the appraisal report of the shares of Natura Cosméticos, for the purposes of article 8 of the Corporations Act, (1.b) the acquisition, through the donation for which the amount of BRL 1.00 per share was assigned, by the Company of one hundred (100) shares of its corporate capital currently held by its shareholders Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, for subsequent and immediate cancellation, with no reduction of the Company’s share capital, pursuant to article 30, paragraph 1, line “b” of the Corporations Act, (1.c) the Company’s capital increase, without the issuance of new shares, by means of the capitalization of part of the special equity reserve, net of income tax applicable thereon, registered as accounting effect of the accretion, to the Company’s equity, of the difference between the book value of Natura Cosméticos S.A. and the stated acquisition cost used for purposes of the contribution of shares issued by Natura Cosméticos S.A. to the Company’s share capital, (1.d) if the matters described in items (1.a), (1.b) and (1.c) above are approved, amendment of Article 5 of the Company’s Bylaws in order to record the new amount of its share capital; and (1.e) amendment to the main section of Article 6 of the Company’s Bylaws so as to increase the amount of its authorized capital.

(2) approval of the following acts related to the Merger of Shares of the shares issued by Natura Cosméticos into the Company (“Merger of Shares”): (2.a.) authorization for the management to enter into the “Protocol and Justification for the Merger of Shares of Natura Cosméticos S.A. into Natura &Co Holding S.A.”, (“Protocol and Justification for the Merger of Shares”); (2.b) ratification of the hiring of KPMG Auditores Independentes to draft the appraisal report on the book value of the shares issued by Natura Cosméticos to be merged into the Company, under article 252, paragraph 1 of Law n. 6.404/76 (“Corporations Act”) (“Share Appraisal Report”), it being observed that the appointment of KPMG Auditores Independentes as appraisal company shall be subject to ratification by the Company’s extraordinary general meeting; and (2.c) approval of the Management Proposal, to be submitted to the Company’s extraordinary general meeting, including the recommendation to the shareholders for the approval of the Merger of Shares, contingent on the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares;

(3) approval of the following acts related to the merger of Nectarine Merger Sub I, Inc., a company with its principal place of business in the State of Delaware, United States of America (“Merger Sub I”) into the Company (“Merger”), subsequently to the Merger of Shares: (3.a) to approve the “Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers or officers of the Company and of the Merger Sub I (“Protocol and Justification for the Merger”); (3.b) to ratify the hiring of Ernst & Young Assessoria Empresarial Ltda. to draft the appraisal report for the economic value of Merger Sub I, under article 227, paragraph 1 of the Corporation Act (“Merger Sub I Appraisal Report”); (3.c) to approve the Management Proposal, to be submitted to the Company’s extraordinary general meeting, containing the recommendation to the shareholders of the approval of the Merger, contingent on the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger.

(4) call for an extraordinary general meeting to resolve on the approved proposals.

VI.         Resolutions: the following resolutions were unanimously approved:

(1) the Management Proposal, to be submitted to the extraordinary general meeting of the Company, containing the recommendation to the shareholders of the approval of the following acts related to the contribution of shares to the Company of shares issued by Natura Cosméticos: (1.a) the Company’s capital increases upon subscription of shares, to be paid up by means of the contribution to the Company of shares issued by Natura Cosméticos S.A., held by Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal e Pedro Luiz Barreiros Passos e, ainda, por Lucia Helena Rios Seabra, Felipe Pedroso Leal, Ricardo Pedroso Leal, Passos Participações S.A., Norma Regina Pinotti, Vinicius Pinotti, Fabricius Pinotti, Maria Heli Dalla Colleta De Mattos, Gustavo Dalla Colletta De Mattos, Fábio Dalla Colletta De Mattos and in Brazilian currency, as well as the ratification of the appointment of the appraising company and the approval of the appraisal report of the shares of Natura Cosméticos S.A., for the purposes of article 8 of the Corporations Act, (1.b) acquisition, through the donation for which the amount of BRL 1.00 per share was assigned, by the Company of one hundred (100) shares of its corporate capital currently held by its shareholders Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro

Luiz Barreiros Passos, for subsequent and immediate cancellation, pursuant to article 30, paragraph 1, line “b” of the Corporations Act, (1.c) the Company’s capital increase, without the issuance of new shares, by means of the capitalization of part of the special equity reserve, net of income tax applicable thereon, registered as accounting effect of the accretion, to the Company’s equity, of the difference between the book value of Natura Cosméticos S.A. and the stated acquisition cost used for purposes of the contribution of shares issued by Natura Cosméticos S.A. to the Company’s share capital, (1.d) as a consequence of the approval of the matters described in items (1.a), (1.b) and (1.c) above, the amendment of Article 5 of the Company’s Bylaws in order to record the new amount of its share capital; and (1.e) amendment to the main section of Article 6 of the Company’s Bylaws so as to increase the amount of its authorized capital up to the limit of 1.315.000.000 (one billion and three hundred and fifteen million) common shares with no par value.

(2) (2.a.) authorization for the management of the Company to enter into the Protocol and Justification for the Merger of Shares; (2.b) ratification of the hiring of KPMG Auditores Independentes to draft the Share Appraisal Report, it being observed that the appointment of KPMG Auditores Independentes as appraisal company shall be subject to ratification by the Company’s extraordinary general meeting; and (2.c) approval of the Management Proposal, to be submitted to the Company’s extraordinary general meeting, including the recommendation to the shareholders for the approval of the Merger of Shares, contingent on the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares;

(3) (3.a) authorization fior the management of the Company to enter into the Protocol and Justification for the Merger; (3.b) to ratify the hiring of EY to draft the Merger Sub I Appraisal Report, it being observed that the appointment of EY as appraisal company shall be subject to ratification by the Company’s extraordinary general meeting; (3.c) the Management Proposal, to be submitted to the Company’s extraordinary general meeting, containing the recommendation to the shareholders of the approval of the Merger, contingent on the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger.

(4) call for an Extraordinary General Meeting to resolve on the approved proposals was approved.

VII.       Adjournment: the Chairman thanked the presence of all attending people and ordered the end of the works, first suspending the meeting so that this minute could be drafted, which, after being read, discussed and found to be in order, was approved and signed by the attending shareholders, by the Secretaries and by the Chairman.

São Paulo, October 11, 2019.

[signatures follow on the next page]

Board:

/s/ Guilherme Peirão Leal	/s/ Moacir Salzstein
Guilherme Peirão Leal	Moacir Salzstein
Chairman	Secretary

Attending Directors:

/s/ Guilherme Peirão Leal	/s/ Antônio Luiz da Cunha Seabra
Guilherme Peirão Leal	Antônio Luiz da Cunha Seabra
Co-chairman	Co-chairman

/s/ Pedro Luiz Barreiros Passos	/s/s Roberto de Oliveira Marques
Pedro Luiz Barreiros Passos	Roberto de Oliveira Marques
Co-chairman	Executive Chairman

/s/ Gilberto Mifano	/s/ Fábio Colletti Barbosa
Gilberto Mifano	Fábio Colletti Barbosa

/s/ Carla Schmitzberger	/s/ Jessica DiLullo Herrin
Carla Schmitzberger	Jessica DiLullo Herrin

/s/ Silvia Freire Dente da Silva Dias Lagnado	/s/ Ian Martin Bickley
Silvia Freire Dente da Silva Dias Lagnado	Ian Martin Bickley

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Acquisition of Avon and Corporate Restructuring

Call Notice of the Extraordinary General Meetings

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co” and, together with, Natura Cosméticos, the “Companies”), in compliance with the provisions of the Brazilian Corporation Law (Law No. 6,404/1976) and with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 358/2002 and the CVM Ruling No. 565/2015, with regards to the acquisition of Avon Products, Inc. (“Avon”) and related corporate restructuring, subject of the Material Fact dated as of May 22, 2019, hereby announces to their shareholders and the market in general the calling of the extraordinary general meeting, to be held upon first call notice on November 13, 2019 (“EGM Natura Cosméticos” and “EGM Natura &Co” and, together, “EGMs Natura”), in accordance with the call notices to be disclosed on October 14, 15 and 16, 2019, to resolve upon the proposed corporate restructuring of Natura Cosméticos (“Corporate Restructuring”) and of the combination of its businesses, operations and shareholding bases with Avon, subject of the Agreement and Plan of Mergers (“Agreement”) entered into on May 22, 2019, as amended (the “Acquisition” and, together with the Corporate Restructuring, the “Transaction”).

The Acquisition will also be subject to approval by Avon shareholders at a special meeting to be held on the same date as EGMs Natura.

1. COMPANIES INVOLVED ON THE TRANSACTION AND THEIR ACTIVITIES

The Corporate Restructuring shall involve Natura Cosméticos and Natura &Co. The Transaction will involve Natura Cosméticos, Natura &Co, Avon, as well as Nectarine Merger Sub I, Inc. (“Merger Sub I”) and Nectarine Merger Sub II, Inc. (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”).

The Merger Subs are Delaware corporations incorporated with the sole purpose of serving as vehicles for the two mergers required for the consummation of the Transaction and have not conducted any activity not strictly necessary for their formation and related to the Transaction.

Natura Cosméticos and Avon act in the beauty business and have as main activities the sale of, among other products, beauty, personal care, toiletry, cosmetic and apparel products, foods, nutritional and decorative supplements.

Natura &Co has as corporate purpose the management of holding interests in companies that conduct its main activities in businesses of beauty, including, but not limited to, fragrances, skin and hair care and cosmetics with color, or complimentary beauty businesses, including, but not limited to, house and fashion, as a shareholder or quotaholder, in Brazil or abroad.

Natura & Co is a company incorporated with the sole purpose of serving as a vehicle for the Corporate Restructuring and, subsequently, the consummation of the Acquisition and did not conduct any activities other than those strictly necessary for its incorporation and those related to the Transaction.

2. DESCRIPTION AND PURPOSE OF THE TRANSACTION

The Corporate Restructuring shall comprise Step 1 and Step 2. The Acquisition shall comprise Step 3 and Step 4. Thereby, the Transaction will consist of the following stages, the consummation of which will be subject to the receipt of applicable corporate approvals and the fulfillment of certain suspensive conditions, set forth in the Agreement, and all stages (or steps, as described below) must be coordinated so that their respective corporate approvals occur, in the following order:

Step 1 - Contribution of the Controlling Shareholders: the Company’s controlling shareholders, who hold approximately 57.22% of its voting capital (“Controlling Shareholders”) will contribute to the capital increase of Natura &Co with (i) their shares in the Company’s share capital, and (ii) an amount of money to be used for payment by Natura &Co of the income tax that may be due on the special equity reserve, recorded as the accounting effect of the increase in the shareholders' equity of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the purpose of the contribution of shares issued by Natura Cosméticos S.A. to the Company's capital stock (“Contribution of the Controlling Shareholders”). The Contribution of the Controlling Shareholders will be approved by the Controlling Shareholders at a special shareholders 'meeting of Natura & Co, to be convened for November 13, 2019. At the same extraordinary shareholders' meeting, the Controlling Shareholders will approve the capitalization, without issuance of new shares, of part of the special reserve net asset income tax levied upon it, recorded as the accounting effect of the increase in the Company's shareholders' equity of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the contribution of shares issued by Natura Cosméticos S.A. to the Company's capital stock (“Capitalization of the Equity Reserve”). The number of shares issued by the Company held by the Controlling Shareholders immediately prior to the Contribution of the Controlling Shareholders shall correspond to the same number of Natura & Co shares held by the Controlling Shareholders immediately after the Contribution of the Controlling Shareholders, equivalent to 495,393,560 common, book-entry, registered shares with no par value;

Immediately before and after the effectiveness of Step 1 (after approval by Avon’s shareholders), the simplified corporate structure will be as follows:

Step 2 - Merger of Shares of Natura Cosméticos: subject to certain terms and conditions set forth in the “Protocol and Justification for the Merger of Shares”, all the other shares of the Company not held by Natura &Co, at the respective book value on the Base Date, shall be merged into Natura &Co, and thus the Company shall become a wholly-owned subsidiary thereof (“Merger of Shares”);

Immediately before and after the effectiveness of Step 2 (after approval by Avon’s shareholders), the simplified corporate structure will be as follows:

Step 3 - Reverse Triangular Merger: after the steps above, Merger Sub II shall be merged into Avon, and the latter shall be the surviving company, with its shareholders receiving Merger Sub I’s shares in exchange for their Avon common shares, and Avon shall become a wholly-owned subsidiary of Merger Sub I. This type of merger is allowed under the laws of New York, which allow for Avon’s shareholders (the acquiring company) to receive, on this step, shares issued by Merger Sub I, the controlling entity of Merger Sub II (the acquired company), in replacement of their shares.

Immediately before and after the effectiveness of Step 3, the simplified corporate structure will be as follows:

Step 4: Merger of Merger Sub I: in the last step, Merger Sub I shall be subsequently merged into Natura &Co, with its subsequent extinction and transfer of all equity to Natura &Co. Avon’s shareholders shall receive, in replacement for the Merger Sub I’s shares, Natura &Co’s shares (delivered directly as shares or American Depositary Receipts (ADRs), as best described in the next items, at the discretions of the shareholders), pursuant to the exchange ratio negotiated in the Agreement (“Merger”).

As a result, Natura &Co shall hold all shares of Avon and the Company.

Immediately before and after the effectiveness of Step 4, the simplified corporate structure will be as follows:

The consummation of the Transaction depends on the approval of Natura Cosméticos, Natura &Co and Avon’s shareholders, gathered on the respective meetings that will resolve on the Acquisition, as well as the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger of Shares and the Protocol and Justification for the Merger, as well as in the Agreement.

3. MAIN BENEFITS, COSTS AND RISKS OF THE TRANSACTION

The Corporate restructuring is advisable, for Natura Cosméticos to be owned by Natura & Co, enabling the subsequent integration with Natura & Co of Avon's shareholding base and operations, without resulting in an increase in Natura's debt rates. It is understood that the Transaction is advantageous and meets the best interest of the shareholders, to the extent that, as a result thereof, Natura &Co is expected to become the fourth biggest exclusive beauty group of its sector worldwide upon the combination of companies with strong commitment to the generation of positive social impact and female empowerment.

With the Transaction, a multi-brand and multi-channel group of excellence in cosmetics will be formed, with direct connection to consumers. Together, the companies shall occupy a leadership position in sales by relation, in addition to growing digital strength. With Avon, Natura &Co are expected to have an annual revenue greater than USD 10 billion, over 40 thousand workers and presence in one hundred countries.

The combination of businesses shall create opportunity to accelerate growth, increasing investments in digitalization, product innovation and marketing, enabled due to an industrial logic, as well as to capture meaningful synergies in the duties of supply, manufacture, distribution and administrative matters, especially in Brazil and Latin America.

It is estimated that the Transaction delivery costs it will bear, including the Merger of Shares and the Merger, shall be approximately three hundred and forty nine million Reais (BRL 349,000,000.00), which includes the costs with appraisals, legal and other advisory services, disclosures and other related expenses.

The Companies are not aware of significant risks arising solely from the consummation of the Merger of Shares and/or the Merger. In the best understanding of the Company, the success of the business combination with Avon will depend primarily on Natura & Co's ability to realize growth opportunities and cost savings resulting from the combination of Natura’s and Avon’s businesses. If such purposes are not successfully reached, the benefits expected from the Merger of Shares and/or the Merger may not be fully seen or may take longer than expected to be seen. There are the natural price variation risks for Natura &Co’s shares after the Merger consummation, which are inherent to the capital market and incurred by all Natura &Co’s shareholders. For further information, it is recommended to read the sections “Risk Factors - Risks Related to the Operation” and “Risk Factors - Risks Related to the Combined Company After Completion of the Operation” of Registration Statement on Form F-4 filed with the Securities and Exchange Commission of the United States reproduced on Exhibit XIII of the Management Proposal.

4. EXCHANGE RATIO OF SHARES AND FIXATION CRITERIA OF THE EXCHANGE RATIO

Merger of Shares

Subject to the terms and conditions of the Protocol and Justification for the Merger of Shares, upon the consummation of the Merger of Shares, new common shares shall be issued, in favor of the Natura Cosméticos’ shareholders, by Natura &Co, to be traded in the Novo Mercado segment at B3, in replacement of the shares issued by the Company they previously held.

The number of new common shares issued by Natura &Co, to be attributed to the Company’s shareholders, shall be based on the exchange ratio of the Merger of Shares (“Merger of Shares Exchange Ratio”).

The Merger of Shares Exchange Ratio shall correspond to one (1) common share issued by Natura &Co for each common share issued by the Company. There will therefore be no fraction of shares in the Merger of Shares.

There shall be no exercise of stock options or restricted shares until the consummation date of the Merger of Shares.

Natura Cosméticos’ shares shall be incorporated into Natura &Co, valued at their respective book value.

The Merger of Shares Exchange Ratio was also evaluated and approved by an Independent Special Committee, constituted with the task of reviewing and negotiating the share exchange ratio in the Merger of Shares and submitting its recommendations to Natura Cosméticos’ Board of Directors, in order to comply with Guidance Opinion of the CVM No. 35, dated September 1, 2008, and to protect the interests of minority shareholders.

Merger

As negotiated and agreed on the Agreement, and subject to the terms and conditions set forth in the Protocol and Justification for the Merger (including the fulfillment or waiver, as the case may be, of the Suspensive Conditions), upon the consummation of the Merger, and subject to the adjustments set forth in Section 2.08 (Adjustments) of the Agreement:

(a) the Merger Exchange Ratio agreed in the Agreement considers the replacement of each one (1) Avon outstanding common share by the right to receive one (1) Merger Sub I common share, as a result of the merger of Merger Sub II with and into Avon;

(b) immediately subsequently, the then shareholders of, and persons with the rights to receive shares of Merger Sub I (i.e. former shareholders of Avon) will receive, in replacement for each one (1) common share issued by Merger Sub I which they hold a right to receive, (i) 0.300 ADRs; or, if they elect so, 0.600 common shares issued by Natura &Co (“Merger Exchange Ratio”).

The Merger Exchange Ratio is already adjusted to reflect the share bonus made by Natura Cosméticos, at the rate of one (1) bonus share for each one (1) common share already held on the base date of September 17, 2019 (and reflected in the amount of Natura &Co’s shares immediately before the Merger). The Merger Exchange Ratio may be once again adjusted pursuant to Section 2.08 (Adjustments) of the Agreement, in case another change in the number of shares of Avon’s or Natura &Co’s, Natura Cosméticos’, Merger Sub I’s or Merger Sub II’s capital occurs, including for any and all developments, groupings and share bonus or any other similar event set forth in Section 2.08.

Avon’s shareholders shall receive the shares issued by Natura &Co as American Depositary Shares (“ADSs”) of Natura &Co, evidenced by American Depositary Receipts (“ADRs”) listed in the New York Stock Exchange (“NYSE”), unless they choose to directly receive shares issued by Natura & Co, pursuant to the terms of the Agreement.

Considering that the ADRs Program Level II sponsored by Natura &Co will set forth that each ADR issued by Natura &Co shall be comprised by (2) common shares issued by Natura &Co, in replacement of each one (1) common share issued by Avon, each Avon shareholder shall receive zero point three (0.300) ADR issued by Natura &Co. However, as mentioned above, Avon’s shareholders will have the choice to directly receive shares issued by Natura & Co, rather than ADRs.

The replacement process of Avon’s shares for entitlement to receive Merger Sub I’s shares due to the merger of Merger Sub II into Avon and subsequent replacement of Merger Sub I’s shares for Natura &Co’s ADRs or shares shall be made by means of an exchange agent, under the Agreement, particularly Section 2.03 (Conversion of Shares), Section 2.04 (Surrender and Payment) and Section 2.05 (Fractional Shares).

Any fractions of shares, ADSs or ADRs arising from the Merger shall be grouped in whole numbers in order to then be sold as ADRs on the NYSE or as shares on B3, pursuant to the procedure set forth in Section 2.05 (Fractional Shares) of the Agreement. The amounts raised in connection with the foregoing sales shall be provided net of taxes to the former Avon shareholders, holders of the respective fractions, in accordance with Section 2.05 (Fractional Shares) of the Agreement.

5. IF THE TRANSACTION WAS OR WILL BE SUBMITTED TO THE APPROVAL OF BRAZILIAN OR FOREIGN AUTHORITIES

The effectiveness of the Acquisition is conditioned upon obtaining the approval of the Companies’ shareholders on their respective shareholders meeting, by antitrust defense authorities in Brazil and other applicable jurisdictions, as well as the satisfaction of certain precedent conditions customary for transactions of this nature, as set forth in the Protocol and Justification and in the Agreement.

Despite the above described, as informed on the material fact disclosed on May 22, 2019, the effectiveness of the Merger of Shares is solely condition upon the approval of shareholders of Avon, but not to the satisfaction of other closing conditions of the Transaction.

Once verified the satisfaction (or waiver, as the case may be) of the respective precedent conditions, the Board of Directors of each Natura Cosméticos, Natura &Co and Avon shall meet to, among other resolutions, commit the dates in which the Merger of Shares and Merger, as the case may be, shall be effectively consummated, and the Companies shall disclose a Material Fact regarding the subject.

6. EXCHANGE RATIO OF SHARES CALCULATED IN ACCORDANCE WITH ARTICLE 264 OF THE BRAZILIAN CORPORATION LAW

In relation to the Merger of Shares, pursuant to Official Letter/CVM/172/2019/CVM/SEP/GEA-4, dated September 11, 2019, CVM waived, based on the decision issued by the CVM Board at a meeting held on August 27, 2019, the preparation of appraisal reports pursuant to Article 264 of Corporation Law.

7. APLICABILIY OF WITHDRAWAL RIGHT AND REIMBURSEMENT VALUE

The withdrawal right will be guaranteed to the Company’s shareholders who do not vote in favor of the Merger of Shares, abstain from voting or do not attend the Meeting, and expressly state their intention to exercise the withdrawal right, within thirty (30) days from the date of publication of the minutes of the Meeting. The dissenting shareholders will be entitled to the redemption of the shares they proven and uninterruptedly held, from May 22, 2019 (including such date) until the effective date of the exercise of the withdrawal right, as well as the bonus shares attributed to those shares in the Extraordinary General Meeting held on September 17, 2019. The amount to be paid as reimbursement of the value of the shares will be equivalent to the net equity book value of the share of Natura Cosméticos on December 31, 2018, according to the financial statements of Natura Cosméticos approved at the Annual Shareholders' Meeting held on April 12, 2019. adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, which corresponds to two point nine seven two eight four five one three eight reais (BRL 2.972845138) per share, without prejudice to the right to draw up a special balance sheet, pursuant to applicable law.

The withdrawal right is not applicable to the shareholders of Natura &Co upon the Merger, bearing in mind that, upon corporate approval of the Merger, the only shareholders of Natura &Co are the

Controlling shareholders, there being no dissenting shareholders.

8. OTHER RELEVANT INFORMATION

8.1. APPRAISAL REPORTS AND PRO FORMA FINANCIAL STATEMENTS

Pursuant to article 252, paragraph 1st, of the Brazilian Corporation Law, was prepared by KPMG Auditores Independentes a appraisal report of the book equity value of the shares of Natura Cosméticos’ issuance to be merger with and into Natura &Co under the Merger of Shares.

Pursuant to article 227, paragraph 1st, of the Brazilian Corporation Law, was prepared by Ernst & Young Assessoria Empresarial Ltda. a appraisal report of the economic value of Merger Sub I under the Merger.

In compliance with article 6 of CVM Rule No. 565/15, the companies’ managements also prepared and provided to their shareholders: (i) Natura &Co’s financial statements on June 30, 2019, accompanied by an audit report by KPMG Auditores Independentes; (ii) Natura Cosméticos' financial statements at December 31, 2018 and June 30, 2019, accompanied by the audit reports and special review reports by KPMG Auditores Independentes, respectively; (iii) unaudited pro forma condensed financial statements of Merger Sub I and Avon for the balance sheet as of June 30, 2019 and the income statements for the six-month periods ended on June 30, 2019, accompanied by a report of reasonable assurance of KPMG Auditores Independentes; (iv) Merger Sub I’s financial statements on June 30, 2019, accompanied by an audit report by Grant Thornton Auditores Independentes; and (v) Avon’s Financial Statements on December 31, 2018 and June 30, 2019, accompanied by the audit report and review report, respectively, by PricewaterhouseCoopers LLP1; and (v) Avon’s financial statements on December 31, 2018 and June 30, 2019, accompanied by a special review report by PricewaterhouseCoopers Auditores Independentes.

In compliance with article 7 of CVM Rule No. 565/15, the companies’ managements prepared and provided to their shareholders pro forma consolidated financial information of Natura &Co, considering the effects of the Merger of Shares and the Merger, as of December 31, 2018 and June 30, 2019, accompanied by a reasonable assurance report by KPMG Auditores Independentes.

The appraisal reports and financial information mentioned above constitute annexes to the Protocol and Justification of the Merger of Shares, Protocol and Justification of Merger and Management Proposal that will follow the call notice of the EGMs Natura, as the case will be.

8.2. MISCELANEOUS

Although it is expected that the Contribution of the Controlling Shareholders is to be consummated on November 13, 2019, it is expected that the Merger of Shares be consummated on December, 2019, and the remaining steps of the Corporate Restructuring and the closing of the Acquisition will be completed in early 2020. Until then, the Companies and Avon will remain completely separated and independent. Therefore, clients, suppliers, employees and other stakeholders should not expect any change in management composition, business relationships and service offerings during this period due to the Transaction.

The Protocol and Justification of the Merger of Shares, Protocol and Justification of Merger, the Management Proposal and other relevant documents are available to the respective shareholders of the

[1]	Avon's independent registered public accounting firm has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Avon's independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto (including with respect to Exhibit VII). The reports of Avon's independent registered public accounting firm included in this document relates to Avon's previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so (including with respect to Exhibit VII).

Companies, in accordance with the applicable law and regulation, as of this date, and may be consulted at headquarters of the respective Companies. Such documents will also be available on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and on the respective websites of Investor Relations (https://natu.infoinvest.com.br/) (https://natu.infoinvest.com.br/natura-co-holding-s-a/arquivamentos/2019).

The Companies will keep their respective shareholders and the market in general updated on subsequent facts related to the Transaction, in compliance with the applicable law and CVM regulation.

São Paulo, October 11, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO
Chief Financial and Investor Relations Officer

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF NECTARINE MERGER SUB I, INC. INTO NATURA &CO HOLDING S.A.

The managers of the companies identified below, as well as their respective

Companies identified below:

(a)          NATURA &CO HOLDING S.A., a joint-stock company, with its principal place of business in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP: 05106-000, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/ME) under No. 32.785.497/0001-97, herein represented pursuant to its Bylaws, hereinafter referred to as "Natura &Co"; and

(b) NECTARINE MERGER SUB I, INC., company organized under the laws of the State of Delaware, with its principal place of business located at Corporate Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware, Postal Code 19801, United States of America, hereinafter referred to as “Merger Sub I”, and jointly with Natura &Co, “Parties”;

HAVE DECIDED to enter into, by the reasons and seeking the purposes detailed below, under articles 223, 224, 225 and 227 of Law No. 6,404, of December 15, 1976, as amended (“Corporation Act”), this Protocol and Justification for the Merger (“Protocol and Justification for the Merger”), the object of which is the merger of Merger Sub I into Natura &Co (“Merger”), under the following terms and conditions:

I.            PROPOSED MERGER AND JUSTIFICATION

1.1.        Proposed Merger. The proposed Merger is the final stage of the business combination disclosed in the Material Fact of Natura Cosméticos S.A., a joint-stock company, with its principal place of business at Avenida Alexandre Colares, nº

1.188, Vila Jaguara, CEP 05106-000, São Paulo, SP, enrolled with the CNPJ/ME under No. 71.673.990.0001-77 (“Natura Cosméticos”) dated May 22, 2019, culminating in the acquisition by Natura &Co of Avon Products, Inc., a company existing under the laws of New York (“Avon”), in a transaction which will result in the combination of the businesses, operations and shareholdings of Natura Cosméticos and Avon (the “Transaction”), pursuant to the terms of the Agreement and Plan of Mergers, as amended (the “Agreement”) entered into on May 22, 2019 between Natura &Co, Natura Cosméticos, Avon, Merger Sub I and Nectarine Merger Sub II, Inc., a company existing under the laws of Delaware (“Merger Sub II”).

1.1.1.    The Transaction will comprise the following steps, the consummation of which will be subject to the applicable corporate approvals and the fulfillment of certain suspensive conditions, and all steps must be coordinated so that their respective corporate approvals occur on the same date, in the following order:

a.        the controlling shareholders of Natura Cosméticos, who hold approximately 57.22% of the voting capital of Natura Cosméticos (“Controlling Shareholders”) will contribute to the capital increase of Natura &Co with (i) their shares issued by Natura Cosméticos, and (ii) a cash amount to be used for payment by Natura &Co of the income tax that may be due on the special equity reserve, recorded as the accounting effect of the increase, to the Company’s equity, of the difference between the book value of Natura Cosméticos and the acquisition cost of the statement used for the purposes of the contribution of shares issued by Natura Cosméticos to the Natura &Co’s capital stock (“Contribution of the Controlling Shareholders”). The Contribution of the Controlling Shareholders will be approved by the Controlling Shareholders in a Natura &Co’s extraordinary general meeting, to be convened for November 13, 2019. In this same meeting, the Controlling Shareholders will approve the capitalization, without issuing new shares, of part of the special equity reserve , net on the income tax levied on it, recorded as the accounting effect of the increase, to the Company’s equity, of the difference between the book value of Natura

Cosméticos and the acquisition cost of the statement used for the purposes of the contribution of shares issued by Natura Cosméticos to the Natura &Co’s capital stock (“Capitalization of the Equity Reserve”). The total number of shares issued by Natura Cosméticos held by the Controlling Shareholders prior to the Contribution of the Controlling Shareholders shall correspond to the same total number of Natura &Co shares held by the Controlling Shareholders, and the total number of Natura &Co shares outstanding, in each case immediately after the Contribution of the Controlling Shareholders, equivalent to four hundred and ninety-five million, three hundred and ninety-three thousand, four hundred and sixty (495.393.460) book-value registered common shares with no par value;

b.       all other shares of Natura Cosméticos not held by Natura &Co will be merged into Natura &Co, and Natura Cosméticos, at the respective book value on the base date, will become a wholly-owned subsidiary of Natura &Co under the terms to be approved in Natura Cosméticos and Natura &Co’s extraordinary general meetings (“Share Merger”);

c.       after the steps above, the Merger Sub II shall be merged into Avon, and the latter shall be the surviving company, with its shareholders receiving the right to receive the Merger Sub I’s shares in exchange for their Avon common shares, and Avon shall become a wholly-owned subsidiary of Merger Sub I (“Reverse Triangular Merger”); this merger will be governed by the laws of New York and Delaware, United States of America;

d.       subject to the terms and conditions set forth herein (including the fulfillment or waiver, as the case may be, of the Suspensive Conditions dealt with on Clause 6.1 herein), Merger Sub I shall be subsequently merged into Natura &Co, by means of the proposed Merger, under the terms and conditions described in this Protocol and Justification for the Merger, with its subsequent extinction, transfer of all of its assets to Natura &Co and Natura &Co’s capital stock will be increased, by means of the issuance of Natura

&Co new shares and/or the delivery of ADRs representing such shares or actual shares, if so elected by an Avon shareholder, as defined in Section 2.3 below, to Avon's original shareholders, holders of the right to receive the shares of Merger Sub I’s shareholders; and

 e.       as a result of all steps above, Natura &Co shall hold all shares of Avon and Natura Cosméticos.

1.1.2.     Due to the Merger, Natura &Co shall absorb the entire property of Merger Sub I, becoming its successor, at a universal rate, in all its assets, rights and obligations, without interruption.

1.1.3.     The merger described herein shall be immediately consummated after the Reverse Triangular Merger, both of them being interdependent and bound to each other, as part of the transactions contemplated by the Agreement.

1.2.        Justification. The managements of the Companies understand that the Merger per se is advantageous and serves the best interests of the Parties and its shareholders, to the extent that, is expected as a result of the Transaction:

 (i)       Natura &Co shall become the fourth largest exclusive beauty group of its sector worldwide upon the combination of companies with strong commitment to the generation of positive social impact and female empowerment;

 (ii)      the combination of the businesses of Natura Cosméticos and Avon shall create a multi-brand and multi-channel group of excellence in cosmetics, with direct connection to consumers. Together, the companies shall occupy a leadership position in sales by relation, in addition to growing digital strength. With Avon, Natura &Co shall have an annual revenue greater than USD 10 billion, over 40 thousand workers and presence in one hundred countries;

(iii)      the combination of businesses shall create opportunity to accelerate growth, increasing investments in digitalization, product innovation and marketing, enabled due to an industrial logic, as well as to capture meaningful synergies in the duties of supply, manufacture, distribution and administrative matters, especially in Brazil and Latin America; and

(iv)      combination of the shareholdings of Natura Cosméticos and Avon in a company with shares listed in the New Market at B3 S.A. – Bolsa, Brasil, Balcão and ADRs listed in the New York Stock Exchange (“NYSE”).

II.          EXCHANGE RATIO, ADJUSTMENTS, REPLACEMENT PROCESS AND FRACTIONS

2.1.        Exchange Ratio. As negotiated and agreed on the Agreement, and subject to the terms and conditions set forth herein (including the fulfillment or waiver, as the case may be, of the Suspensive Conditions), with the consummation of the Merger, and subject to the adjustments set forth in Section 2.08 (Adjustments) of the Agreement, Merger Sub I’s shareholders will receive zero point three (0.300) Natura &Co's ADRs (with each ADR representing 2 common shares of Natura &Co), or at the discretion of each shareholder, zero point six (0.600) common shares issued by Natura &Co, in each case, in replacement for each one (1) common share issued by Merger Sub I which they hold immediately prior to the Merger (“Exchange Ratio”).

2.1.1.     The Exchange Ratio agreed in the Agreement considers the replacement of each one (1) outstanding common share of Avon by one (1) common share of Merger Sub I, as a result of the Reverse Triangular Merger, so that, at the end of the Transaction, that is, in the consummation of the Merger, Avon’s shareholders shall receive ADRs or common shares issued by Natura &Co, as they choose, in replacement of each one (1) common share issued by Avon held immediately before the Reverse Triangular Merger, pursuant to the Exchange Ratio.

2.2.        Adjustments. The Exchange Ratio mentioned in Clause 2.1 above was adjusted to reflect the share bonus made by Natura Cosméticos, at the rate of one (1) bonus share for each one (1) common share already held on the base date of September 17, 2019 (and reflected in the amount of Natura &Co’s shares before the Merger), and it may be once again adjusted in case another change in the number of shares of Avon’s or Natura &Co’s, Natura Cosméticos’, Merger Sub I’s or Merger Sub II’s occurs, and any and all developments, groupings and share bonus or any other similar event in each case to the extent, as set forth in Section 2.08 (Adjustments) of the Agreement, strictly in accordance with the provisions of the Agreement.

2.3.        Replacement Process. Avon’s shareholders shall receive the shares issued by Natura &Co as American Depositary Shares (“ADSs”) of Natura &Co, evidenced by American Depositary Receipts (“ADRs”) listed in the New York Stock Exchange (“NYSE”). Considering that the ADRs Program Level II sponsored by Natura &Co will set forth that each ADR issued by Natura &Co shall be comprised by (2) common shares issued by Natura &Co, in replacement of each one (1) common share issued by Avon, each Avon shareholder shall receive zero point three (0.300) ADR by Natura &Co.

2.3.1.     Notwithstanding the provisions of Clause 2.3, Avon’s shareholders shall have the option, to its discretion, to receive, directly at their election, zero point six (0.600) shares issued by Natura &Co replacing each of one (1) common share issued by Merger Sub I, instead of ADRs.

2.3.2.     The replacement process of Avon’s shares by Merger Sub I’s shares due to the Reverse Triangular Merger and subsequent replacement of Merger Sub I’s shares for Natura &Co’s ADRs or, if so decided by Avon’s shareholders, Natura &Co shares shall be made by means of an exchange agent, under the Agreement, particularly Section 2.03 (Conversion of Shares), Section 2.04 (Surrender and Payment) and Section 2.05 (Fractional Shares).

2.4.        Fractions. Any fractions of shares, ADSs or ADRs arising from the Merger shall be grouped in whole numbers in order to then be sold in the NYSE (in the case of ADSs and ADRs) or in B3 (in the case of Natura &Co’s shares) pursuant to the procedure set forth in Section 2.05 (Fractional Shares) of the Agreement. The amounts appraised in such sale shall be provided net of taxes to the former Avon’s shareholders, in accordance with Section 2.05 (Fractional Shares) of the Agreement.

III.         BASE DATE, APPRAISAL AND FINANCIAL INFORMATION

3.1.        Base Date. The base date for the Merger is June 30, 2019 (“Base Date”).

3.2.        Appraisal Criterion. Merger Sub I’s net equity to be absorbed by Natura &Co shall be appraised by its economic value, already considering the effects of the acquisition of all Avon’s shares on the Reverse Triangular Merger, as if it occurred on the Base Date.

3.3.        Appraisal Report. Subject to the provisions of Clause 3.3.1 below, Ernst & Young Assessoria Empresarial Ltda., a company with its principal place of business in the city of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1909. Torre Norte – 10º andar, CEP 04543-0111, enrolled with the CNPJ/ME under No. 59.527.788/0001-31 (the “Appraiser”) was hired to proceed with the financial and economic appraisal of Merger Sub I, already considering the effects of the acquisition of all Avon shares in the Reverse Triangular Merger, as if it occurred on the Base Date (“Merger Sub I Appraisal Report”). The Merger Sub I Appraisal Report Exhibit I to this Protocol and Justification for the Merger, and the amounts specified therein are subject to review and approval by the Companies’ shareholders, pursuant to the law.

3.3.1.     Pursuant to Article 227, paragraph 1, of the Corporation Act, the appointment of the Appraiser shall be subject to ratification by Natura &Co’s shareholders general meeting resolving on the Merger.

3.3.2.     Natura &Co shall bear all costs related to hiring the Appraiser to prepare the Merger Sub I Appraisal Report.

3.3.3.     The Appraiser represented that (i) there is no actual or threatened conflict or communion of interests with the Parties’ shareholders, or, additionally, with regard to the Merger; and (ii) none of the Parties’ shareholders or managers, directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions. The Appraiser was selected for the works described herein considering its extensive and well-known experience in preparing reports and assessments of this nature.

3.4.        Value Attributed to the Property. Pursuant to the Merger Sub I Appraisal Report, the amount attributed to Merger Sub I’s property to be merged into Natura &Co for purposes of the Merger is eight billion, seven hundred and eleven million four million reais (BRL8,711,000,000.00) already discounting the one hundred (100) shares currently held by Natura &Co that shall be extinct.

3.5.        Property Variations. The property variations occurring on Merger Sub I between the Base Date and the date of the Merger shall be absorbed by Natura &Co.

IV.         Capital Increase; granting of equity instruments

4.1.        Capital Increase. The Merger shall result in the issuance of shares by Natura &Co for the subscription price of eight billion, seven hundred and eleven million four million reais (BRL8,711,000,000.00) corresponding to the value attributed to the equity value of Merger Sub I to be merged by Natura & Co, supported by the Merger Sub I Appraisal Report From this total, the amount of two billion, eight hundred adn fifty two million, two hundred and sixty eight thousand and four hundred adn ninety two reais (BRL 2.852.268.492,00) shall be destined to the stock capital account of the Company and the resulting five billion, eight hundred fifty eight, seven hundred thirty one thousand, five hundred eight reais (BRL 5.858.731.508,00).

4.1.1.     Natura &Co’s share capital prior to the Merger (that is, after the Share Merger) will be divided eight hundred sixty-five million, six hundred fifty nine thousand, nine hundred and forty two (865,659,942) book-value registered common shares with no par value. Natura &Co’s share capital prior to the will only be known after the Equity Reserve Capitalization, upon the confirmation by the Board of Directors of the value of the of the capital stock and the number of shares issued, as per the Protocol and Justification of Merger of Shares. The Equity Reserve Capitalization shall occur on the same extraordinary general meeting approving the Contribution of the Controlling Shareholders.

4.1.2.     Subject to any adjustments set forth in the Agreement, Merger Sub I’s share capital immediately prior to the Merger (that is, after the Reverse Triangular Merger) is estimated to be be divided into four hundred and forty two million, nine hundred and eighty seven thousand, nine hundred and sixty four (442.987.964) book-value registered common shares with no par value (excluding the one hundred (100) shares held by Natura &Co to be extinct, and considering the shareholders position of Avon on October 1st, 2019. There are no agreements or securities giving right to the subscription of new shares issued by Merger Sub I, except for the provisions of Clause 4.5 hereof, regarding the Treatment of long-term incentives based on Avon’s shares, which may be converted into Avon shares before the Consumation Date of the Merger of Shares and, therefore, affect the number of shares of Merger Sub I immediately before the Merger.

4.1.3.     Subject to any adjustments in the Exchange Ratio and to the provisions described in Sections 4.1.4 and 4.5 below, it is estimated that Natura &Co’s capital increase arising from the Merger, at result in the issuance of two hundred and sixty-five million, seven hundred and ninety two thousand, seven hundred and seventy eight (265,792,778) book-value registered common shares with no par value, at the issuance price of thirty two reais and seventy seven cents (BRL 32,77) per share.

4.1.4.     Avon currently has Class C Preferred Shares issued, which may be converted into common shares prior to the Merger Consummation Date, pursuant to Avon’s corporate documents relating to the issuance of Class C Preferred Shares) or, if they are not converted into common shares, they shall automatically be canceled and each share shall be converted into the right to receive a cash consideration. Notwithstanding, if their holders decide to convert them into Avon’s common shares prior to the Merger Consummation Date, the capital increase of Natura &Co, as well as the number of common shares of Natura &Co to be issued as a result of the Merger, shall be adjusted and increased in order to include a sufficient amount and number of shares to be paid as consideration to the former holders of Class C Preferred Shares, which are converted into Avon’s common shares. As a result of the provisions described in this Section 4.1.4, the amount of the capital increase and number of book-value registered common shares with no par value of Natura &Co arising from the Merger shall be defined by Natura &Co’s Board of Directors, which shall meet to define the Merger Consummation Date and other factors, as described in Section 6.2 below.

4.2.        Issued Shares. The common shares to be issued by Natura &Co (delivered directly as shares or as ADRs, at shareholders’ discretion) to Merger Sub I’s shareholders (that is, Avon’s shareholders immediately before the consummation of the Reverse Triangular Merger), will have the same rights as the common shares issued by Natura &Co then existing, with full participation in all benefits, including dividends, interest on equity and other earnings as may be declared by Natura &Co as from the Merger Consummation Date, set forth below.

4.2.1.     The new shares of Natura &Co (delivered directly as shares or as ADRs, at shareholders’ discretion) issued as a result of the Merger will be fully subscribed by Merger Sub I’s officers, on behalf of its holders of the right to receive its shares, under article 227, paragraph 2, of the Corporation Act, and paid up by means of the conveyance of Merger Sub I’s property to Natura &Co.

4.3.        Capital Composition After the Merger. Once the above mentioned capital increase has been carried out, and subject to the adjustments in the Exchange Ratio set forth in the Agreement, and subject to the potential adjustments mentioned in Sections 2.2 and 4.1.4 of this Protocol and Justification for the Merger, it is estimated that Natura &Co’s total share capital shall be divided into one one billion, one hundred thirty-one million, four hundred and fifty two thousand and seven hundred and twenty hundred (1,131,452,720) book-value registered common shares with no par value.

4.4.        Bylaws Amendment Project. In view of the capital increase arising from the Merger, the main section of article 5 of Natura &Co’s Bylaws must be amended in order to reflect the new share capital and amount of shares. After the confirmation by the Board of Directors of the capital stock and the number of shares issued, as per item 6.2, bellow, the annotation of the updated wording of the caput of article 5 of the Bylaws of Natura &Co will be submitted to the first general shareholders meetingto take place after the Date of the Consumation of the Merger.

4.4.1. If Avon’s Class C Preferred Shares are converted into Avon’s common shares prior to the Merger Consummation Date (rather than being canceled and converted into the right to receive a cash consideration as described above), the increase of Natura &Co’s capital stock mentioned above shall be adjusted in proportion to the effect of such shares.

4.5.        Granting of Equity Instruments. For purposes of implementing the conversion stipulated in Section 2.06 (Company Equity Awards) of the Agreement, due to the Merger, all outstanding awards of restricted stock units that are solely to time-based vesting (“Avon RSUs”) and performance-contingent restricted stock units (“Avon PSUs”) granted under Avon’s long-term incentive plans with respect to shares of Avon common stock, as detailed in Exhibit II hereto, shall be duly canceled and converted into awards of restricted stock units denominated in Natura &Co Holding Shares under Natura &Co’s Long-Term Incentive Plan, by means of a special plan to be approved by Natura &Co’s Board of Directors under the scope of Natura Cosméticos’s Long-Term Incentive Program, which shall be implemented at Natura &Co during an extraordinary general meeting to be held before the Merger Consummation Date, with terms and conditions substantially similar to the respective converted Avon RSUs or Avon PSUs of Avon, as applicable, except that converted Avon PSUs shall no longer be subject to performance conditions and shall only be subject to service-based vesting conditions, similarl to Avon RSUs.

V.          corporate approvals

5.1.        Corporate Approvals Already Obtained. Prior to the execution of this Protocol and Justification for the Merger, the following corporate acts have already been performed and the following approvals obtained:

a.           Meeting of Natura & Co’s Board of Directors, held on October 11, 2019, which approved this Protocol and Justification for the Merger, the Share Merger protocol and the other proposals to be submitted to Natura &Co’s general meetings in order to implement the Merger and the Transaction, pursuant to the Agreement;

b.           Natura &Co’s Written Consent, as Merger Sub I’s sole shareholder, effective as of May 22, 2019, which approved the implementation of the Transaction, under the Agreement, the entering into all agreements and instruments and the practice of all other acts required to consumate (i) the Merger, including the execution of this Protocol and Justification for the Merger, as well as (ii) the Reverse Triangular Merger;

c.           Merger Sub I’s Written Consent, as Merger Sub II’s sole shareholder, effective as of May 22, 2019, which approved, among other matters for the Transaction, the Reverse Triangular Merger;

d.           Meeting of Avon’s Board of Directors, held on May 22, 2019, which approved, among other matters of the Transaction,

5.2.        Pending Corporate Approvals. The Merger’s consummation shall depend on the performance of the following acts, which shall be coordinated in order to occur on the same date, in the following order:

a.           Natura &Co’s extraordinary general meeting, to, in this order and among other acts, approve the Contribution of the Controlling Shareholders and the Equity Reserve Capitalization and the share-based incentive programs in replacement of the programs currently in force at Natura Cosméticos (including for the purposes of item 4.5 above);

b.           Natura Cosméticos’ extraordinary general meeting to;

(1) approve the following acts related to the Share Merger: (1.a .) approve the Protocol and Justification for the Share Merger of Natura Cosméticos S.A. into Natura &Co Holding S.A. (“Protocol and Justification for the Share Merger”); (1.b) ratify the hiring of KPMG Auditores Independentes to draft the appraisal report for the net equity book value of the shares issued by Natura Cosméticos to the merger of Natura Cosméticos' shares into Natura &Co, under article 252, paragraph 1 of the Corporation Act (“Appraisal Report of Natura Cosméticos”); (1.c) approve the Appraisal Report of Natura Cosméticos; (1.d) approve the Share Merger, at book value, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; and (1.e) authorize Natura Cosméticos’ officers to practice all acts required to deliver the Share Merger, including the subscription of new shares to be issued by Natura &Co due to the Share Merger; and

(2) authorize Natura &Co’s shareholders to, in a Natura &Co’s general meeting to be held on the same date of Natura Cosméticos’ general meeting in an act subsequent to the approval of the Share Merger, but prior to its effectiveness and consummation: (2.a) approve this Protocol and Justification for the Merger; (2.b) ratify the hiring of Ernst & Young Assessoria Empresarial Ltda. to draft the Merger

Sub I Appraisal Report; (2.c) approve the Merger Sub I Appraisal Report; (2.d) approve the Merger, which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger; (2.e) approve Natura &Co’s capital increase to be subscribed and paid up by Merger Sub I’s managers to the benefit of the holders of the right to receive Merger Sub I's shares, with amendment to article 5 and ratification of the Bylaws of Natura &Co, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the present Protocol and Justification of Merger; and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger;

c.           Avon’s shareholders’ meeting to approve the merger of Merger Sub II into Avon (set forth in the Agreement as Company Shareholder Approval”);

d.           Natura &Co’s written consent, as Merger Sub I’s sole shareholder to, in this order and among other acts, (i) approve this Protocol and Justification for the Merger; (ii) ratify the Appraiser’s appointment; (iii) approve the Merger Sub I Appraisal Report; (iv) approve the Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the Suspensive Conditions set forth in this Protocol and Justification for the Merger; and (v) authorize the practice, by Merger Sub I’s officers, of all acts required to deliver the Merger, including the subscription, by its officers, of ADRs or the new shares (to the discretion of each shareholder) issued by Natura &Co;

e.           Natura &Co’s extraordinary general meeting to:

(1) approve the new wording of the main section of Article 5 of Natura &Co’s Bylaws, in order to reflect the paying up of the subscribed shares in the Company’s extraordinary general meeting approving the Contribution of the Controlling Shareholders, after the effective paying up of shares by the subscribers, as per the respective Subscription Lists;

(2) approve the following acts related to the Share Merger: (2.a) approve the Protocol and Justification for the Share Merger; (2.b) ratify the hiring of KPMG Auditores Independentes to draft the Appraisal Report of Natura Cosméticos; (2.c) approve the Appraisal Report of Natura Cosméticos; (2.d) approve the Share Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; (2.e) approve the capital increase to be subscribed and paid up by the managers of Natura Cosméticos to the benefit of its shareholders, with amendment to article 5 of the Bylaws (the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger of Shares); and (2.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger of Shares; and

(3) approve the following acts related to the Merger: (3.a) approve this Protocol and Justification for the Merger; (3.b) ratify the Appraiser’s appointment; (3.c) approve the Merger Sub I Appraisal Report; (3.d) approve the Merger, whose effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the Suspensive Conditions set forth in this Protocol and Justification for the Merger; (3.e) approve the capital increase to be subscribed and paid up by Merger Sub I’s officers to the benefit of the holders of the right to receive Merger Sub I's shares, with amendment to article 5 and ratification of the Bylaws, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the Conditions Precedent set out in the present Protocol and Justification of Merger; and (3.f) authorize the officers of Natura &Co to practice all the other acts necessary for the consummation of the Merger.

VI.         SUSPENSIVE CONDITIONS; MERGER CONSUMMATION

6.1.        Suspensive Conditions. The effectiveness of the Merger shall be, under article 125 of the Civil Code, subject to the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party or parties authorized to do so under the Agreement) of the suspensive conditions set forth in Article 9 (Conditions to the Mergers) of the Agreement (“Suspensive Conditions”), including, without limitation, the approval of the Transaction by the Administrative Council for Economic Defense - CADE in Brazil and by the other required governmental authorities.

6.2.        Merger Consummation Date. After the fulfillment or waiver of the Suspensive Conditions as per the Agreement, Natura &Co’s Board of Directors shall meet to: (i) confirm the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party or parties authorized to do so under the Agreement) of the Suspensive Conditions; (ii) confirm or adjust the Exchange Ratio, under Clause 2.2 of this Protocol and Justification for the Merger and Section 2.08 (Adjustments) of the Agreement; (iii) confirm or adjust the amount of the capital increase and the number of book-value registered common shares of Natura &Co to be issued as a result of the Merger (especially considering the provisions described in Clause 4.1.4 above); (iv) confirm when the Merger shall be delivered, in observance of the term of five (5) business days to close the Merger, as set forth in Section 2.02 (The Mergers) of the Agreement (“Merger Consummation Date”); (v) confirm the date when the amendment of article 5 and restatement of Natura &Co’s Bylaws shall become effective; and (vi) other matters that, due to their relevance and connection with the Merger, must be resolved by Natura &Co’s Board of Directors.

6.3.        Consummation of the Reverse Triangular Merger and the Merger. For U.S. purposes, the Reverse Triangular Merger shall be considered effective upon the submission of certificates of merger to the Department of State of the State of New York and the Secretary of State of the State of Delaware or on other date if mutually agreed on by Natura Cosméticos and Avon and specified in such certificate of merger. The Merger, for U.S. purposes, would be considered effective upon the submission of a certificate of merger to the Secretary of State of Delawware or on another date if mutually agreed on by Natura Cosméticos and Avon and specified in such certificate of merger.

6.4.        Material Fact. Natura &Co’s management shall disclose a Material Fact regarding the consummation of the Merger, informing (i) the Merger Consummation Date; (ii) and other information related to the delivery and issuance of the shares and the ADRs to Avon's shareholders.

VII.        MISCELLANEOUS

7.1.        7.1. No Withdrawal Right. The withdrawal right of the mergee’s shareholders in the Merger is not applicable, given that, on the corporate approval date for the Merger, Natura &Co shall be Merger Sub I’s sole shareholders, and there are no dissident shareholders.

7.2.        Termination Fees. In case the Merger is not consummated due to certain cases set forth in Section 10.03 (Termination Fees) of the Agreement, either party may be obligated to pay the other party a termination fee as set forth in the Agreement.

7.3.        Implementation. It shall be incumbent upon the managements of the Parties the practice of all acts, records and annotations required to implement the Merger, pursuant to the laws of Brazil and Delaware, including, among others: (i) registration of the ADRs Program Level II sponsored by Natura &Co to issue and deliver ADRs; (ii) execution of symbolic and simultaneous exchange transactions in order to reflect the exit of funds from the Country to record the Brazilian investment abroad in Nectarine &Co and Avon and the entrance of funds in the Country to reflect the foreign investment to be recorded by the depositary bank for the ADRs Program Level II of Natura &Co, due to the issuance and delivery of ADRs to Avon’s shareholders on the Record Date, in compliance with the registration rules for foreign capital of the Brazilian Central Bank in effect on the Merger Consummation Date; and (iii) the filing of the corporate acts of the Merger on the Board of Trade of the State of São Paulo; and (iv) the filing of the certificate of merger of Merger Sub I with the Delaware Secretary of State.

7.4.        Operational Costs. The cost of any taxes on exchange transactions (IOF) applicable over the symbolic and simultaneous exchange transactions and any rates charged by the depositary bank for issuance of ADRs to be delivered to Avon’s shareholders upon the consummation of the Merger shall be borne by Natura &Co.

7.5.        Disclosure. The applicable documentation shall be available to the Parties: (i) in the respective social media from the call date of Parties' shareholders' general meeting, and/r, as the case may be, on the website of the Investor Relations websites of Natura Cosméticos and Natura &Co and (iii) the websites of the Brazilian Securities Commission – CVM and B3 S.A. – Brasil, Bolsa, Balcão.

7.6.        Amendment. This Protocol and Justification for the Merger may only be amended by means of a written instrument signed by the Parties.

7.7.        7.7. Nullity and Effectiveness. Any declaration, by any court, of nullity or ineffectiveness of any of the covenants contained in this Protocol and Justification for the Merger shall not adversely affect the validity and effectiveness of the others, which shall be fully performed, with the Parties undertaking to use their best efforts to validly adjust so as to obtain the same effects of the covenant that has been annulled or rendered ineffective.

7.8.        Waiver. Failure or delay by any of the Parties in exercising any of their rights in this Protocol and Justification for the Merger shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

7.9.        Irrevocability and Irreversibility. This Protocol and Justification for the Merger is irrevocable and irreversible (except if amended or dispensed as provided here), and the obligations assumed herein by the Parties are also binding upon their successors by any title.

7.10.      Assignment. The assignment of any rights and obligations agreed upon in this Protocol and Justification for the Merger without the prior and express written consent of the Parties is forbidden.

VIII.       Applicable Law and Dispute Resolution

8.1.        Applicable Law. This Protocol and Justification for the Merger shall be governed by and construed under the laws of the Federative Republic of Brazil.

8.2.        8.2. Dispute Resolution. The Parties agree that any dispute arising out of or relating to this Protocol and Justification for the Merger, including, without limitation, any dispute regarding the existence, validity, effectiveness, interpretation, execution or termination thereof, which cannot be amicably resolved within a non-extendable period of thirty (30) consecutive days, will be settled by arbitration to be administered by the Arbitration Chamber of B3 Market (“Arbitration Chamber”), in accordance with its regulation in force on the instatement date of the arbitration, and this Clause 8.2 (and sub-clauses) will serve as arbitration commitment clause for the purposes of paragraph 1 of article 4 of Law 9,307/96. Accordingly, the Arbitration Chamber will be in charge of the management and correct development of the arbitration procedure. The Parties acknowledge that the obligation to seek amicable settlement does not preclude the immediate request for arbitration if either Party considers that settlement is not possible.

8.2.1.    The arbitral tribunal shall be composed of three (3) arbitrators (“Arbitral Tribunal”), one of them being appointed by the Party(ies) which triggered arbitration, another by the other Party(ies) and the third arbitrator, who shall act as president of the Arbitral Tribunal, by the arbitrators appointed by the Parties. In the event that one of the Parties fails to appoint an arbitrator or if the appointed arbitrators fail to reach consensus on the third arbitrator, the President of the Arbitration Chamber shall appoint such third arbitrator as soon as possible.

8.2.2.   The Parties acknowledge that any order, decision or arbitration determination shall be final and binding, and the final award shall be a judicially enforceable instrument binding upon the Parties and their successors, which undertake to comply with the arbitration award determination, regardless of any judicial enforcement thereof.

8.2.3.    Notwithstanding the foregoing, each Party remains entitled to request judicial measures to (a) obtain any “interlocutory relief” necessary prior to the constitution of the Arbitral Tribunal, and such measure shall not be construed as a waiver of the arbitral proceedings; (b) enforce any arbitration award, including the final arbitration award; and (c) ensure the establishment of the Arbitral Tribunal. For such, the parties choose the courts of the Judicial District of São Paulo, State of São Paulo, waiving any other, however privileged it may be.

8.2.4.    The seat of arbitration shall be in the City of São Paulo, State of São Paulo.

8.2.5.    The arbitration shall be conducted in the Portuguese language.

8.2.6.    8.2.6. The arbitration shall be decided according to the Brazilian laws, and judgment based on the principle of equity is hereby prohibited.

8.2.7.    The arbitration shall be confidential. The Parties undertake not to disclose any information and documents regarding the arbitration. Disclosure may be made if (i) the duty to disclose is required by law, (ii) it is determined by an administrative or judicial authority, or (iii) it is required to defend the interests of the Party.

In witness whereof, the Parties execute this Protocol and Justification for the Merger in four (4) counterparts of equal content and form, and for one sole purpose, together with two undersigned witnesses.

São Paulo, October 11, 2019.

[remainder of this page was intentionally left blank]

[signature page of the Protocol and Justification of Nectarine Merger Sub I, Inc., entered into on October 11, 2019.]

Natura &CO Holding S.A.

/s/ José Antonio de Almeida Filippo	/s/ Itamar Gaino Filho
José Antonio de Almeida Filippo	Itamar Gaino Filho

[signature page of the Protocol and Justification for the Merger of Nectarine Merger Sub I, Inc., entered into on October 11, 2019.]

NECTARINE MERGER SUB I, INC.

/s/ Robert Claus Chatwin
Robert Claus Chatwin

Exhibit II

Granting of Avon’s Equity Instruments

Avon RSUs

1.       As of October 1, 2019, there were Avon’s RSUs outstanding that could result in 8,128,980 Avon’s shares upon vesting and settlement.

2.       Pursuant to item 5.2 (a) of the Protocol and Justification for the Merger, the same general meeting that approves the Contribution shall also approve Natura Cosméticos’s programs to be migrated to Natura &Co, among which, the Long-Term Incentive Program.

3.       For the purpose of the Transaction, each outstanding award of Avon RSUs shall be cancelled and converted into an award of restricted stock units denominated in Natura &Co Holding Shares under Natura &Co’s Long-Term Incentive Program (rounded up to nearest number of whole shares), equal to: (i) the number of shares of Avon common stock subject to such award of Avon RSUs immediately prior to the effective time of the Transaction, multiplied by the (ii) Exchange Ratio.

4.       Other vesting terms and conditions (including service-based vesting conditions) applicable to the awards of Avon RSUs shall remain in full force and effect after the conversion to awards of restricted stock units denominated in Natura &Co Holding Shares.

Avon’s PSUs

1.       As of September 18, 2019, the number of shares of Avon common stock underlying outstanding awards of Avon PSUs was 6,445,528.

2.       For the purposes of the Transaction, each outstanding award of Avon PSUs shall be canceled and converted into an award of restricted stock units denominated in Natura &Co Holding Shares under the scope of Natura &Co’s Long-Term Incentive Program (rounded to the nearest number of whole shares), equal to: (i) the number of shares of Avon common stock subject to such award of Avon PSUs immediately prior to the effective time of the Transaction (assuming applicable goals were achieved at target level), multiplied by the (ii) Exchange Ratio.

3.       Other vesting terms and conditions (including service-based vesting conditions) applicable to the awards of Avon PSUs shall remain in full forceand effect after the conversion to awards of restricted stock units denominated in Natura &Co Holding Shares, except that Avon PSUs shall no longer be subject to performance conditions and shall only be subject to service-based vesting conditions, similar to Avon RSUs.

NATURA &CO HOLDING S.A.

CNPJ/ME 32.785.497/0001-97	Publicly Held Company	NIRE 35.3.0053158-2

CALL NOTICE FOR THE

EXTRAORDINARY GENERAL MEETING

The Board of Directors of Natura &Co Holding S.A. (“Company”), by its Co-chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the extraordinary general meeting to be held at 4:00PM on November 13, 2019 (“Meeting”), at the Company’s principal place of business in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no. 1.188, Vila Jaguara, CEP 05106-000, in order to resolve upon the following matters included in the agenda:

(1) approval of the new wording of the main section of Article 5 of the Company’s Bylaws, in order to reflect the paying up of the subscribed shares in the Company’s extraordinary general meeting, to be held on November 13, 2019, at 8:00 AM, after the effective paying up of shares by the subscribers, as per the respective Subscription Lists;

(2) approval of the following acts related to the merger of shares by Natura Cosméticos S.A., a corporation, with its principal place of business at Avenida Alexandre Colares, 1188, Vila Jaguara, CEP 05106-000, in the city of São Paulo/SP, enrolled with the CNPJ/ME under No. 71.673.990/0001-77 (“Natura Cosméticos”) by the Company (“Share Merger”): (2.a) approval of the “Protocol and Justification for the Share Merger of Natura Cosméticos S.A. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the managers of the Company and Natura Cosméticos (“Protocol and Justification for the Share Merger”); (2.b) ratification of the hiring of KPMG Auditores Independentes to draft the appraisal report for the net equity book value of Natura Cosméticos to the merger of the Natura Cosméticos’ shares into the Company, under article 252, paragraph 1 of Law No. 6,404/76 (the "Corporations Act") (“Appraisal Report of Natura Cosméticos”); (2.c) approval of the Appraisal Report of Natura Cosméticos; (2.d) approval of the Share Merger, at book value, which effectiveness shall be conditioned upon the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger; (2.e) to approve the capital increase to be subscribed and paid up by the officers of Natura Cosméticos on behaf of its shareholders, with the amendment of article 5 of the Bylaws (which effectiveness shall be conditioned to the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Share Merger) and (2.f) authorization for the Company’s officers to practice all acts required to deliver the Share Merger, including the subscription of new shares to be issued by the Company due to the Share Merger; and

(3) to authorize the Company’s shareholders, in its general meeting, to be held after approval of the Share Merger, but prior to its effectiveness and consummation, to perform all the following acts related to the merger of Nectarine Merger Sub I, Inc., a company existing under the law of the State of Delaware, (“Merger Sub I”) with and into the Company (“Merger”), subsequently to the Share Merger: (3.a) to approve the “Protocol and Justification for the Merger of Nectarine Merger Sub, I, Inc. into Natura &Co Holding S.A.”, entered into on October 11, 2019 by the officers of the Company and Merger Sub I (“Protocol and Justification for the Merger”); (3.b) to ratify the hiring of Ernst & Young Assessoria Empresarial Ltda., company headquartered in the city of São Paulo, at Avenida Presidente Jusceino Kubitschek, 1909, Torre Norte, 10º andar, CEP 04543-011, enrolled with CNPJ/ME under No. 59.527.788/0001-31, to draft the appraisal report for the economic value of Merger Sub I, under article 227, paragraph 1 of the Corporation Act (“Merger Sub I Appraisal Report”); (3.c) to approve the Merger Sub I Appraisal Report; (3.d) to approve the Merger, which effectiveness shall be conditioned upon the fulfillment (or waiver, as the case may be) of the suspensive conditions set forth in the Protocol and Justification for the Merger; (3.e) to approve the capital increase of the Company to be subscribed and paid up by the officers of Merger Sub I on behalf of its shareholders, with amendment of Article 5 and ratification of the Bylaws of the Company, the effectiveness of which shall be conditioned to the satisfaction (or waiver, as the case may be) of the conditions precedent set out in the Protocol and Justification of Merger; and (3.f) authorize the officers of Natura &Co to practice all acts necessary for the consummation of the Merger.

General Information:

Under the terms of Article 1, Paragraph 2 of CVM Instruction No. 481/09, the rules of the referred instruction are not applicable to the Company, taking into account that the Company,

on this date, has no outstanding shares in circulation.

São Paulo, October 14, 2019.

GUILHERME PEIRÃO LEAL

Co-Chairman of the Board of Directors

NATURA &CO HOLDING S.A.

CNPJ/ME 32.785.497/0001-97	Publicly Held Company	NIRE 35.3.0053158-2

CALL NOTICE FOR THE

EXTRAORDINARY GENERAL MEETING

The Board of Directors of Natura &Co Holding S.A. (“Company”), by its Co-Chairman, Mr. Guilherme Peirão Leal, invites the Shareholders of the Company to meet at the extraordinary general meeting to be held at 8:00AM on November 13, 2019 (“Meeting”), at the Company’s principal place of business in the City of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1.188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in order to resolve upon the following matters included in the agenda:

(1) Company’s capital increases upon subscription of shares, to be paid up by means of the contribution to the Company of shares issued by Natura Cosméticos S.A., and in Brazilian currency, as well as the ratification of the appointment of the appraising company and the approval of the appraisal report of the shares of Natura Cosméticos S.A., for the purposes of articles 8 and 170, § 3º of Law nº 6.404/76 (“Corporations Act”);

(2) acquisition, through the donation for which the amount of BRL 1.00 per share was assigned, by the Company of one hundred (100) shares of its corporate capital currently held by its shareholders Antonio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, for subsequent and immediate cancellation, pursuant to article 30, paragraph 1, line “b” of the Corporations Act.

(3) the Company’s capital increase, with no issuance of new shares, through the capitalization of part of the special equity reserve, classified with the capital reserves, net on the income tax levied on it, recorded as the accounting effect of the increase, to the Company’s equity, of the difference between the book value of Natura Cosméticos S.A. and the acquisition cost of the statement used for the purposes of the contribution of shares issued by Natura Cosméticos S.A. to the Company’s capital stock;

(4) if the matters described in items (1), (2) and (3) above are approved, amendment of Article 5 of the Company’s Bylaws in order to record the new amount of its share capital; and

(5) amendment to the head provision of Article 6 of the Company’s Bylaws so as to increase the amount of its authorized capital.

General Information:

Pursuant to article 1, paragraph 2 of CVM Rule No. 481/09, the standards of said Rule are not applicable to the Company, in view of the fact that the Company has no outstanding shares in circulation on the date hereof.

São Paulo, October 14, 2019.

GUILHERME PEIRÃO LEAL

 Co-Chairman of the Board of Directors